As filed with the Securities and Exchange Commission on September 27, 2011

Registration No. 333-175512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIMERIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	56-1808663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2530 Meridian Parkway, 2nd Floor

Durham, North Carolina 27713

(919) 806-4682

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin A. Mattingly

Chief Executive Officer

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, North Carolina 27713

(919) 806-4682

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl R. Sanchez, Esq. Paul Hastings LLP 4747 Executive Drive, 12th Floor San Diego, CA 92121 (858) 458-3000	Marc A. Rubenstein, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7826

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. Trimeris may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 27, 2011

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Trimeris, Inc. (“Trimeris”) and Synageva BioPharma Corp. (“Synageva”) entered into a merger agreement on June 13, 2011, pursuant to which a wholly owned subsidiary of Trimeris will merge with and into Synageva and Synageva will become a wholly owned subsidiary of Trimeris upon completion of the merger. Upon the recommendation of their respective special committees, the board of directors of each of Trimeris and Synageva has unanimously approved the merger agreement and the merger. The combination of the two companies will create a publicly traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical needs.

Pursuant to the terms of the merger agreement, upon completion of the merger, Synageva stockholders will have the right to receive, for each share of Synageva capital stock they hold, a number of shares of Trimeris common stock equal to the exchange ratio, as such ratio is calculated pursuant to the terms of the merger agreement, such that immediately following the completion of the merger, former stockholders of Synageva are expected to own approximately 75% of the outstanding capital stock of the combined company and current stockholders of Trimeris are expected to own approximately 25% of the outstanding capital stock of the combined company, in each case calculated on a fully diluted basis (without taking into account any shares of Trimeris common stock held by Synageva stockholders prior to the completion of the merger). The exact exchange ratio, and therefore the actual number of shares of Trimeris common stock to be issued in respect of each share of Synageva capital stock, will not be determined until immediately prior to the completion of the merger. If the merger had been completed on September 21, 2011, the record date for the Trimeris special meeting, an aggregate of 72,792,057 shares of Trimeris common stock would have been issuable to Synageva stockholders upon completion of the merger.

Trimeris common stock is listed on the NASDAQ Global Market and trades under the symbol “TRMS”. On September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, the closing sale price of Trimeris common stock was $2.23 per share. Synageva is a privately held clinical stage biopharmaceutical company. Following the completion of the merger, the combined company is expected to be renamed “Synageva BioPharma Corp.” and to change its trading symbol on the NASDAQ Global Market. Synageva has reserved the symbol “GEVA” for this purpose.

Trimeris is soliciting proxies for use at a special meeting of its stockholders to consider and vote upon (i) a proposal to approve the issuance of shares of Trimeris common stock to the Synageva stockholders in connection with the merger, (ii) a proposal to approve an amendment to Trimeris’ certificate of incorporation to effect a reverse stock split of Trimeris common stock within the range of one-for-two to one-for-eight, (iii) a proposal to approve an amendment to Trimeris’ certificate of incorporation to increase the number of authorized shares of Trimeris common stock to up to a maximum of 150,000,000 shares, (iv) a proposal to approve an amendment to Trimeris’ certificate of incorporation to change the name of Trimeris in connection with the merger to “Synageva BioPharma Corp.”, and (v) an adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals referred to in clauses (i) through (iv). The Trimeris board of directors recommends that Trimeris stockholders vote “FOR” each of the foregoing proposals. Approval of the foregoing proposals (i) through (iv) is necessary to complete the merger.

Synageva is soliciting proxies for use at a special meeting of its stockholders to consider and vote upon (i) a proposal to adopt the merger agreement with Trimeris and approve the transactions contemplated thereby, including the merger and (ii) an adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal to adopt the merger agreement with Trimeris and the transactions contemplated thereby, including the merger. The Synageva board of directors recommends that Synageva stockholders vote “FOR” each of the foregoing proposals. Approval of the adoption of the merger agreement and the transactions contemplated thereby, including the merger, is necessary to complete the merger.

Your vote is very important. In order to complete the merger, it will be necessary that, among other things, (i) the Trimeris stockholders approve (a) the issuance of shares of Trimeris common stock to the Synageva stockholders in connection with the merger, (b) the amendment to Trimeris’ certificate of incorporation to effect a reverse stock split of Trimeris common stock within the range of one-for-two to one-for-eight, (c) the amendment to Trimeris’ certificate of incorporation to increase the number of authorized shares of Trimeris common stock to up to a maximum of 150,000,000 shares, and (d) the amendment to Trimeris’ certificate of incorporation to change the name of Trimeris in connection with the merger and (ii) the Synageva stockholders adopt the merger agreement and approve the transactions contemplated thereby, including the merger. Whether or not you plan to attend your respective company’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at the applicable meeting.

This joint proxy statement/prospectus provides you with detailed information about the Trimeris special meeting, the Synageva special meeting, the merger and the other business to be considered by each company’s stockholders. In addition to being a proxy statement for both Trimeris and Synageva, this document is also a prospectus to be used by Trimeris when issuing Trimeris common stock to Synageva stockholders in connection with the merger. Trimeris and Synageva encourage you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of Trimeris and Synageva.

Martin A. Mattingly Chief Executive Officer Trimeris, Inc.	Sanj K. Patel President and Chief Executive Officer Synageva BioPharma Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated             , 2011 and is first being mailed to stockholders of Trimeris and Synageva on or about             , 2011.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus references important business and financial information about Trimeris that is not included in or delivered with this joint proxy statement/prospectus. Trimeris and its proxy solicitor, MacKenzie Partners, Inc., will provide you with copies of this information (excluding all exhibits), relating to Trimeris, without charge, upon written or oral request. You can obtain these documents, which are referred to or incorporated by reference in this joint proxy statement/prospectus, by requesting them in writing or by telephone from Trimeris or MacKenzie Partners, Inc. at the following address and telephone number:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (800) 322-2885 (toll free) or (212) 929-5500 (call collect) proxy@mackenziepartners.com	Trimeris, Inc. 2530 Meridian Parkway, 2nd Floor Durham, North Carolina 27713 Attn: Corporate Secretary (919) 806-4682

In order for you to receive timely delivery of the documents in advance of the Trimeris special meeting you must request the information no later than             , 2011.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by Trimeris (File No. 333-175512), constitutes a prospectus of Trimeris under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Trimeris common stock to be issued to Synageva stockholders in connection with the merger.

This joint proxy statement/prospectus also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Trimeris special meeting, at which Trimeris stockholders will be asked to consider and vote upon certain proposals, including a proposal to approve the issuance of shares of Trimeris common stock in connection with the merger, a proposal to amend the Trimeris certificate of incorporation to effect a reverse stock split of Trimeris’ issued and outstanding common stock, a proposal to amend the Trimeris certificate of incorporation to increase the number of authorized shares of Trimeris common stock, and a proposal to amend the Trimeris certificate of incorporation to change the name of Trimeris from “Trimeris, Inc.” to “Synageva BioPharma Corp.”

TRIMERIS, INC.

2530 Meridian Parkway, 2nd Floor

Durham, North Carolina 27713

(919) 806-4682

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 2011

To the Stockholders of Trimeris, Inc.:

The special meeting of stockholders of Trimeris, Inc., a Delaware corporation, will be held on             , 2011, at             , local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th floor, San Diego, California 92121, for the following purposes:

1.	To approve the issuance of Trimeris common stock, par value $0.001 per share, in connection with the merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Synageva and Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris;

2.	To amend the Trimeris fifth amended and restated certificate of incorporation to effect a reverse stock split of Trimeris’ issued and outstanding common stock within the range of one-for-two to one-for-eight (with the exact amount to be determined prior to the completion of the merger);

3.	To amend the Trimeris fifth amended and restated certificate of incorporation to increase the number of authorized shares of Trimeris common stock from 60,000,000 to up to a maximum of 150,000,000 shares (with the exact amount to be determined prior to the completion of the merger);

4.	To amend the Trimeris fifth amended and restated certificate of incorporation to change the name of Trimeris from “Trimeris, Inc.” to “Synageva BioPharma Corp.”;

5.	To approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Trimeris Proposal Nos. 1, 2, 3, or 4; and

6.	To conduct any other business as may properly come before the Trimeris special meeting or any adjournment or postponement thereof.

The Trimeris board of directors, after considering the recommendation of the special committee of the Trimeris board of directors, which special committee is comprised of independent directors, has determined that the merger, upon the terms and conditions set forth in the merger agreement, and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Trimeris and its stockholders. The special committee made its recommendation to the Trimeris board of directors after consideration of the factors described in this joint proxy statement/prospectus and in consultation with its legal and financial advisors. The Trimeris board of directors recommends that Trimeris stockholders vote “FOR” each of the foregoing proposals.

The Trimeris board of directors has fixed September 21, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Trimeris special meeting and any adjournment or postponement thereof. Only holders of record of shares of Trimeris common stock at the close of business on the record date are entitled to notice of, and to vote at, the Trimeris special meeting. At the close of business on the record date, Trimeris had outstanding and entitled to vote 22,399,649 shares of common stock.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting is required for approval of Trimeris Proposal Nos. 1 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Trimeris common stock entitled to vote on the matter either in person or by proxy at the Trimeris special meeting is required for approval of Trimeris Proposal Nos. 2, 3, and 4.

All Trimeris stockholders are cordially invited to attend the Trimeris special meeting in person. However, even if you plan to attend the Trimeris special meeting in person, Trimeris requests that you complete, date, sign, and return the enclosed proxy card as instructed on the enclosed proxy card to ensure that your shares of Trimeris common stock will be represented at the Trimeris special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, all of your shares will be voted “for” Trimeris Proposal Nos. 1, 2, 3, 4, and 5. If you fail to return your proxy card as instructed on the enclosed proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Trimeris special meeting and will have the same effect as an “against” vote with respect to Trimeris Proposal Nos. 2, 3, and 4, but such failure will have no effect with respect to Trimeris Proposal Nos. 1 and 5. If you do attend the Trimeris special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Pursuant to rules adopted by the Securities and Exchange Commission, Trimeris has elected to provide access to the proxy materials of Trimeris both by sending you this full set of proxy materials, including a proxy card, and by making a copy of the proxy materials available to you on the Internet. This joint proxy statement/prospectus and the Trimeris 2010 Annual Report on Form 10-K are available at Trimeris’ website at www.trimeris.com.

This joint proxy statement/prospectus provides you with detailed information about the merger and the other business to be considered by the Trimeris stockholders at the Trimeris special meeting. Trimeris encourages you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of Trimeris and Synageva.

By Order of the Board of Directors,

Martin A. Mattingly

Chief Executive Officer

            , 2011

IMPORTANT: Whether or not you expect to attend the Trimeris special meeting, please complete, date, sign, and return the enclosed proxy card as instructed in these materials as promptly as possible in order to ensure that your shares of Trimeris common stock will be represented at the Trimeris special meeting. A return envelope (which is postage prepaid if mailed in the U.S.) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the Trimeris special meeting and withdraw your proxy. Please note, however, that if your shares are held of record by a broker or other nominee and you wish to vote at the Trimeris special meeting, you must obtain a proxy issued in your name from that record holder prior to the Trimeris special meeting.

SYNAGEVA BIOPHARMA CORP.

128 Spring Street, Suite 520

Lexington, Massachusetts 02421

781-357-9900

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 2011

To the Stockholders of Synageva BioPharma Corp.:

You are invited to attend the special meeting of stockholders of Synageva BioPharma Corp., a Delaware corporation, which will be held on             , 2011 at             , local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199 for the following purposes:

1.	To approve a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Synageva and Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris, and approve the transactions contemplated thereby, including the merger of Tesla Merger Sub, Inc. with and into Synageva;

2.	To approve a proposal for the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Synageva Proposal No. 1; and

3.	To conduct any other business as may properly come before the Synageva special meeting or any adjournment or postponement thereof.

The Synageva board of directors recommends that Synageva stockholders vote “FOR” each of the foregoing proposals.

The Synageva board of directors has fixed September 23, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Synageva special meeting and any adjournment or postponement thereof. Only holders of record of shares of Synageva common stock and Synageva preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the Synageva special meeting. Holders of Synageva preferred stock vote on an as-converted to Synageva common stock basis. At the close of business on the record date, Synageva had outstanding (i) 524,153 shares of common stock entitled to an aggregate of 524,153 votes at the special meeting, (ii) 245,637 shares of Series A-2 preferred stock entitled to an aggregate of 245,637 votes at the special meeting, (iii) 4,168,674 shares of Series B-2 preferred stock entitled to an aggregate of 4,168,674 votes at the special meeting, (iv) 3,583,040 shares of Series C-2 preferred stock entitled to an aggregate of 3,583,040 votes at the special meeting, and (v) 18,000,000 shares of Series D-2 preferred stock entitled to an aggregate of 22,999,987 votes at the special meeting.

Your vote is important. The affirmative vote of the holders of (i) a majority of voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case, outstanding as of the record date, is required for approval of Synageva Proposal No. 1 above. The affirmative vote of the holders of a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, present and entitled to vote either in person or by proxy at the Synageva special meeting is required for approval of Synageva Proposal No. 2 above.

All Synageva stockholders are cordially invited to attend the Synageva special meeting in person. However, even if you plan to attend the Synageva special meeting in person, Synageva requests that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the Synageva special meeting if you are unable to attend. If you sign, date and return your proxy card without indicating how you wish to vote, all of your shares will be voted “for” Synageva Proposal Nos. 1 and 2. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Synageva special meeting and will have the same effect as an “against” vote with respect to Synageva Proposal No. 1, but such failure will have no effect with respect to Synageva Proposal No. 2. If you do attend the Synageva special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Synageva intends to mail these proxy solicitation materials on or about             , 2011 to all stockholders of record entitled to vote at the Synageva special meeting.

This joint proxy statement/prospectus provides you with detailed information about the merger and the other business to be considered by the Synageva stockholders at the Synageva special meeting. Synageva encourages you to read the entire document carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks related to the merger, the combined company following the completion of the merger, and the business and operations of each of Trimeris and Synageva.

By Order of the Board of Directors,

Sanj K. Patel

President and Chief Executive Officer

Lexington, Massachusetts

            , 2011

IMPORTANT: Whether or not you expect to attend the Synageva special meeting, Synageva urges you to mark, sign, date and return the proxy card, as promptly as possible to ensure your representation at the Synageva special meeting. Even if you have voted by proxy, you may still vote in person if you withdraw your proxy and attend the Synageva special meeting.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Page

TRIMERIS PROPOSALS	139

Trimeris Proposal No. 1: Approval of the Issuance of Trimeris Common Stock in Connection with the Merger	139

Trimeris Proposal No. 2: Approval of an Amendment to Trimeris’ Fifth Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split of Trimeris Common Stock	140

Trimeris Proposal No. 3: Approval of an Amendment to Trimeris’ Fifth Amended and Restated Certificate of Incorporation to Increase the Number of Shares of Common Stock Authorized for Issuance from 60,000,000 to up to a maximum of 150,000,000	146

Trimeris Proposal No. 4: Approval of Name Change	147

Trimeris Proposal No. 5: Approval of the Adjournment of the Trimeris Special Meeting, if Necessary, to Solicit Additional Proxies if There Are Not Sufficient Votes in Favor of the Trimeris Merger Proposals	147

THE SPECIAL MEETING OF SYNAGEVA STOCKHOLDERS	149

General	149

Matters Scheduled for a Vote at the Synageva Special Meeting	149

Recommendations of the Synageva Board of Directors	149

Record Date and Principal Share Ownership	149

Voting	149

Counting Votes	150

Voting by Synageva Directors and Executive Officers	150

Revocability of Proxies	150

Quorum	150

Required Vote	151

Solicitation of Proxies	151

Other Matters	151

SYNAGEVA PROPOSALS	152

Synageva Proposal No. 1: Adoption of the Merger Agreement and Approval of the Transactions Contemplated Thereby	152

Synageva Proposal No. 2: Approval of the Adjournment of the Synageva Special Meeting, if Necessary, to Solicit Additional Proxies if There Are Not Sufficient Votes in Favor of the Synageva Merger Proposal	152

TRIMERIS’ BUSINESS	153

Overview	153

FUZEON	154

Fusion Inhibition and FUZEON Mechanism of Action	154

Roche License Agreement	154

Commercial Results under the Prior Roche Agreements	155

Manufacturing	156

-iv-

(continued)

-v-

(continued)

-vi-

(continued)

-vii-

QUESTIONS AND ANSWERS ABOUT THE MERGER,

THE TRIMERIS SPECIAL MEETING AND THE SYNAGEVA SPECIAL MEETING

The following are some questions that you, as a stockholder of Trimeris, Inc. (“Trimeris”) and/or Synageva BioPharma Corp. (“Synageva”), may have regarding the Merger (as defined below), the Trimeris special meeting or the Synageva special meeting, together with brief answers to those questions. Trimeris and Synageva urge you to read carefully the remainder of this joint proxy statement/prospectus, including the annexes and other documents referred to or incorporated by reference in this joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you with respect to the Merger, the Trimeris special meeting or the Synageva special meeting.

When this joint proxy statement/prospectus refers to the “combined company,” it means Trimeris and its subsidiary and Synageva and its subsidiary, collectively.

Q:	What is the Merger?

A:	Trimeris and Synageva have entered into an Agreement and Plan of Merger and Reorganization, dated June 13, 2011 (the “Merger Agreement”), that sets forth the terms and conditions of the proposed business combination of Trimeris and Synageva. Under the Merger Agreement, Tesla Merger Sub, Inc., a wholly owned subsidiary of Trimeris (“Merger Sub”), will merge with and into Synageva, with Synageva surviving as a wholly owned subsidiary of Trimeris (the “Merger”). A complete copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.

Q:	Why are Trimeris and Synageva proposing to effect the Merger?

A:	Upon the recommendation of their respective special committees, the board of directors of each of Trimeris and Synageva has unanimously approved the Merger Agreement and the Merger. The combination of the two companies will create a publicly traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical needs.

Q:	Why am I receiving these materials?

A:	Trimeris and Synageva are sending these materials to their respective stockholders to help them decide how to vote their shares of Trimeris common stock or Synageva capital stock, as the case may be, with respect to the proposed Merger and the other matters to be considered at their respective stockholder meetings.

This document serves as both a joint proxy statement of Trimeris and Synageva used to solicit proxies for their respective stockholder meetings, and as a prospectus of Trimeris used to offer shares of Trimeris common stock issuable to Synageva stockholders in connection with the Merger. This document contains important information about the Merger, the Trimeris special meeting and the Synageva special meeting, and you should read it carefully.

Q:	What will Synageva stockholders receive in the Merger?

A:	Upon completion of the Merger, Synageva stockholders will have the right to receive, for each share of Synageva capital stock they hold, a number of shares of Trimeris common stock equal to the exchange ratio, as such ratio is calculated pursuant to the formula set forth in the Merger Agreement (the “Exchange Ratio”) (see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 112). The Exchange Ratio is based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis immediately prior to the completion of the Merger, and will not be determined until that time. Upon completion of the Merger, Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis.

For illustrative purposes only, if the Merger had been completed on June 13, 2011, the date of the Merger Agreement, the Exchange Ratio (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus) would have been approximately 2.091 shares of Trimeris common stock for each share of Synageva capital stock. Therefore, if the Merger had been completed on such date and you owned 1,000 shares of Synageva capital stock as of such date, you would have had the right to receive 2,091 shares of Trimeris common stock in exchange for your shares of Synageva capital stock. Additionally, as a percentage, if you hold 5% of the outstanding shares of Synageva capital stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Trimeris common stock, then upon completion of the Merger you will hold an aggregate of approximately 3.75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger.

No fractional shares of Trimeris common stock will be issued to Synageva stockholders in connection with the Merger. Instead, Synageva stockholders will be entitled to receive cash in lieu of any fractional shares of Trimeris common stock that they would otherwise be entitled to receive in connection with the Merger.

For a more complete discussion of what Synageva stockholders will receive in connection with the Merger, see the sections entitled “The Merger—What Synageva Stockholders Will Receive in the Merger” and “The Merger—Ownership of the Combined Company After the Completion of the Merger” beginning on pages 60 and 61, respectively.

Q:	How will Trimeris stockholders be affected by the Merger?

A:	The Merger will have no effect on the number of shares of Trimeris common stock held by current Trimeris stockholders as of immediately prior to the completion of the Merger (subject to any changes in outstanding shares of Trimeris common stock as a result of the reverse stock split described elsewhere in this joint proxy statement/prospectus). However, it is expected that upon completion of the Merger such shares will represent only an aggregate of approximately 25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis.

For example, if you are a Trimeris stockholder and hold 5% of the outstanding shares of Trimeris common stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Synageva capital stock, then upon completion of the Merger you will hold an aggregate of approximately 1.25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger.

Q:	Is the Exchange Ratio subject to adjustment based on changes in the price of Trimeris common stock or value of Synageva capital stock?

A:	No. There will be no adjustments to the Exchange Ratio based on changes in the price of Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger. As a result of any such changes in stock price or value, the aggregate market value of the shares of Trimeris common stock that the Synageva stockholders are entitled to receive at the time that the Merger is completed could vary significantly from the value of such shares on the date of this joint proxy statement/prospectus, the date of the Trimeris special meeting, the date of the Synageva special meeting, or the date on which the Synageva stockholders actually receive their shares of Trimeris common stock.

For a more complete discussion of the Exchange Ratio, see the section entitled “The Merger—What Synageva Stockholders Will Receive in the Merger” beginning on page 60.

Q:	What will holders of Synageva stock options and warrants receive in the Merger?

A:	Upon completion of the Merger, all outstanding and unexercised options and warrants to purchase Synageva capital stock will be converted into options and warrants to purchase Trimeris common stock, as applicable, with the number of shares subject to and the exercise price applicable to such options and warrants being appropriately adjusted based on the Exchange Ratio.

For a more complete discussion of what holders of Synageva stock options and warrants will receive in connection with the Merger, see the section entitled “The Merger—Treatment of Synageva Stock Options and Warrants” beginning on page 61.

Q:	How will the Merger affect Trimeris’ business?

A:

Trimeris will undergo significant changes in connection with the Merger. Currently, Trimeris is not engaged in any research, development or production activities and its only commercial activity is the collection of a royalty on global sales of FUZEON®, its first-generation Human Immunodeficiency Virus (“HIV”) fusion inhibitor developed in collaboration with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (collectively, “Roche”) pursuant to an agreement entered into between Trimeris and Roche in 1999 and launched in 2003. Such agreement with Roche was superseded and replaced in 2011 (as more fully discussed in the section entitled “Trimeris’ Business—Overview” beginning on page 153). Following the Merger, Trimeris’ headquarters will be moved to Synageva’s current principal executive offices located in Lexington, Massachusetts and Trimeris will become an operating company dedicated to discovering, developing and delivering medicines for patients with rare diseases, in addition to collecting the FUZEON royalty. It is expected that any cash received by the combined company from the FUZEON royalty will be used to fund ongoing operations of the combined company. In addition, as a result of the Merger, former Synageva stockholders will possess majority control of the combined company, members of Synageva’s current board of directors will possess majority control of the board of directors of the combined company, and members of the current management of Synageva will be responsible for the management of the combined company.

For a more complete discussion of the existing businesses of Trimeris and Synageva, see the sections entitled “Trimeris’ Business”, “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Synageva’s Business”, and “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 153, 164, 184, and 202, respectively. In addition, you should carefully review the section entitled “Risk Factors” beginning on page 34, which presents risks and uncertainties related to the Merger, the combined company following the completion of the Merger, and the business and operations of each of Trimeris and Synageva.

Q:	Will the shares of Trimeris common stock received by Synageva stockholders in the Merger be subject to any transfer restrictions?

A:	Yes. Pursuant to the Merger Agreement, the shares of Trimeris common stock received by Synageva stockholders in the Merger may not be sold, transferred, or encumbered for a staggered 180-day period following the completion of the Merger, except in limited circumstances. The restrictions on the sale, transfer, or encumbrance with respect to such shares of Trimeris common stock lapse as to 25% of such shares on the 90th day following the completion of the Merger and as to an additional 25% of such shares every 30 days thereafter, until the 180th day following the completion of the Merger, at which time the restrictions lapse as to all such shares.

In addition to the restrictions on transfer, sale, or encumbrance discussed in the preceding paragraph, shares of Trimeris common stock received by Synageva stockholders who become affiliates of Trimeris for purposes of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), may be resold by them only in transactions permitted by Rule 144 or as otherwise permitted under the Securities Act.

For a more complete discussion of the restrictions on sales of shares of Trimeris common stock received by Synageva stockholders in the Merger, see the section entitled “The Merger—Restrictions on Sales of Shares of Trimeris Common Stock Received by Synageva Stockholders in the Merger” beginning on page 104.

Q:	What did the Trimeris board of directors and the Synageva board of directors do to alleviate any potential conflicts of interest?

A:

In connection with the Merger, certain directors and executive officers of Trimeris and Synageva have interests in the Merger that are different from, or in addition to, the interests of the stockholders of Trimeris and Synageva generally. The Trimeris board of directors and the Synageva board of directors each took certain actions to alleviate any potential conflicts of interest. The interests of certain directors and officers of each of Trimeris and Synageva are described in the sections entitled “The Merger—Interests of Trimeris Directors and Executive Officers in the Merger” and “The Merger—Interests of Synageva Directors and Executive Officers in the Merger” beginning on pages 98 and 101, respectively.

Trimeris. In order to alleviate any potential conflicts of interest in evaluating, negotiating, and recommending that Trimeris stockholders approve the Trimeris Merger Proposals, the Trimeris board of directors formed the special committee of the Trimeris board of directors (the “Trimeris Special Committee”). The Trimeris Special Committee is made up of two independent members of the Trimeris board of directors who are not officers or employees of Trimeris and who have no financial interest in the Merger different from Trimeris stockholders generally.

Synageva. In order to alleviate any potential conflicts of interest in evaluating, negotiating, and recommending that Synageva stockholders approve the Synageva Merger Proposal, Synageva created a special committee of its board of directors comprised of directors (the “Synageva Transaction Committee”) who did not have equity interests in both Synageva and Trimeris to evaluate, approve, and recommend the transaction to the full Synageva board of directors.

Q:	What was the role of the Trimeris Special Committee in connection with the Merger?

A:	In addition to alleviating any potential conflicts of interest, the Trimeris Special Committee was established to conduct a review of all strategic alternatives for Trimeris in an effort to maximize stockholder value, including continuing Trimeris as a stand-alone publicly traded company, selling Trimeris for cash, liquidating Trimeris, or entering into a strategic transaction with an operating company. The Trimeris board of directors delegated to the Trimeris Special Committee, to the fullest extent permitted by law, all power and authority of the Trimeris board of directors to take actions with respect to, among other things, any of the foregoing potential transactions, including the review, evaluation, and negotiation on behalf of Trimeris of the terms and conditions of any such potential transaction.

The Trimeris Special Committee recommended to the Trimeris board of directors that the Merger Agreement and the transactions contemplated thereby, including the Merger, be approved. The Trimeris Special Committee made its recommendation to the Trimeris board of directors after considering the factors described in the section entitled “The Merger—Recommendations of the Trimeris Board of Directors and its Reasons for the Merger” and consulting with its legal and financial advisors.

Q:	What Trimeris stockholder approvals are required to complete the Merger?

A:

As a condition to the completion of the Merger, Trimeris stockholders must approve (i) the issuance of Trimeris common stock in connection with the Merger (the “Share Issuance Proposal”), which approval requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting, (ii) an amendment to the Trimeris fifth amended and restated certificate of incorporation (the “Trimeris Certificate”) to effect a reverse stock split of Trimeris’ issued and outstanding common stock within the range of one-for-two to one-for-eight (with the exact amount to be determined by Synageva prior to the completion of the Merger) (the “Reverse Stock Split Proposal”), which approval requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter, (iii) an amendment to the Trimeris Certificate to increase the number of authorized shares of Trimeris common stock from 60,000,000 to up to a maximum of 150,000,000 shares (with the exact amount to be determined by Synageva prior to the completion of the Merger) (the “Authorized Shares Increase Proposal”), which approval requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter, and (iv) an amendment to the Trimeris Certificate to change the name of Trimeris from “Trimeris, Inc.” to “Synageva BioPharma Corp.” (the “Name Change Proposal”), which approval requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter. The Share Issuance Proposal, the Reverse Stock Split Proposal, the Authorized Shares Increase Proposal and the Name Change Proposal are collectively referred to herein as the “Trimeris Merger Proposals”.

In connection with the execution of the Merger Agreement, the holders of approximately 16% of the total outstanding voting power of Trimeris, as of June 13, 2011, entered into voting agreements with Synageva that provide, among other things, that they will vote in favor of the Trimeris Merger Proposals and that grant to Synageva an irrevocable proxy to vote all of their shares of Trimeris common stock in favor of the Trimeris Merger Proposals.

Q:	What Synageva stockholder approvals are required to complete the Merger?

A:	As a condition to the completion of the Merger, Synageva stockholders must approve the adoption of the Merger Agreement and approve the transactions contemplated thereby, including the Merger (the “Synageva Merger Proposal”), which approval requires the affirmative vote of the holders of (i) a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case outstanding as of the Synageva record date.

In connection with the execution of the Merger Agreement, the holders of approximately (i) 89% of the outstanding combined voting power of the Synageva common stock and Synageva preferred stock and (ii) 90% of the outstanding voting power of the Synageva preferred stock, in each case as of June 13, 2011, have entered into voting agreements with Trimeris and Synageva that provide, among other things, that they will vote in favor of the Synageva Merger Proposal and that grant to Trimeris an irrevocable proxy to vote all of their shares of Synageva capital stock in favor of the Synageva Merger Proposal.

Q:	What stockholder approvals are required for the adjournment of the Trimeris special meeting or the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals or the Synageva Merger Proposal?

A:	The holders of a majority of the shares of Trimeris common stock present and entitled to vote either in person or by proxy at the Trimeris special meeting must vote in favor of any adjournment of the Trimeris special meeting. The holders of a majority of the shares of Synageva capital stock present and entitled to vote either in person or by proxy at the Synageva special meeting must vote in favor of any adjournment of the Synageva special meeting.

Q:	What other conditions must be satisfied or waived to complete the Merger?

A:	In addition to obtaining stockholder approvals, each of the other closing conditions contained in the Merger Agreement must be satisfied or waived. Among the closing conditions is the requirement that (i) the shares of Trimeris common stock to be issued in the Merger have been approved for listing on the NASDAQ Global Market and (ii) no event has occurred that would constitute a material adverse effect on the assets, liabilities, business or results of operations of Trimeris or Synageva.

For a more complete discussion of the conditions to the completion of the Merger under the Merger Agreement, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 124.

Q:	What is the reverse stock split and why is it necessary?

A:

It is expected that immediately prior to the effective time of the Merger (the “Effective Time”), Trimeris will effect a reverse stock split within the range of one-for-two to one-for-eight (with the exact ratio to be determined immediately prior to the completion of the Merger). The Merger constitutes a “reverse merger” under applicable marketplace rules established by The NASDAQ Stock Market LLC (“NASDAQ”), which requires the combined company to comply with the initial listing standards of the applicable NASDAQ market to continue to be listed on such market following the Merger. Trimeris common stock is required to be listed on the NASDAQ Global Market as a condition to closing the Merger. The NASDAQ Global

Market’s initial listing standards require a company to have, among other things, a $4.00 per share minimum bid price. Because the current per share price of Trimeris common stock is less than $4.00, the reverse stock split is necessary to meet the minimum bid listing requirement.

Q:	Why is Trimeris seeking to amend the Trimeris Certificate to increase the number of authorized shares of its common stock?

A:	In addition to the shares to be issued pursuant to the Merger, the Trimeris board of directors desires to have additional shares available to provide flexibility to use its capital stock for business and financial purposes in the future. The approval of an amendment to the Trimeris Certificate to increase the number of authorized shares of Trimeris common stock (which is the subject of the Authorized Shares Increase Proposal) is one of the conditions to the completion of the Merger.

Q:	Why is Trimeris seeking to amend the Trimeris Certificate to change the name of Trimeris from “Trimeris, Inc.” to “Synageva BioPharma Corp.”?

A:	Both Trimeris and Synageva believe that the name change will allow for recognition of the combined company’s business following the completion of the Merger. The current name will no longer accurately reflect the business of the combined company and the mission of the combined company subsequent to the completion of the Merger.

Q:	When do Trimeris and Synageva expect to complete the Merger?

A:	Trimeris and Synageva expect to complete the Merger as soon as possible following the approval of the Trimeris Merger Proposals and Synageva Merger Proposal, at their respective special meetings, assuming the satisfaction or waiver of all other closing conditions contained in the Merger Agreement. It is possible, therefore, that factors outside of each company’s control could require them to complete the Merger at a later time or not complete it at all.

Q:	How does the Trimeris board of directors recommend that Trimeris stockholders vote with respect to each of the Trimeris Merger Proposals and the adjournment of the Trimeris special meeting?

A:	The Trimeris board of directors recommends that the Trimeris stockholders vote “FOR” the Share Issuance Proposal, “FOR” the Reverse Stock Split Proposal, “FOR” the Authorized Shares Increase Proposal, “FOR” the Name Change Proposal and “FOR” the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals. The Trimeris board of directors made its recommendation after considering the recommendation of the Trimeris Special Committee responsible for negotiating the transaction and the factors described in this joint proxy statement/prospectus.

Q:	How does the Synageva board of directors recommend that Synageva stockholders vote with respect to the Synageva Merger Proposal and the adjournment of the Synageva special meeting?

A:	The Synageva board of directors recommends that Synageva stockholders vote “FOR” the Synageva Merger Proposal and “FOR” the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal. The Synageva board of directors made its recommendation after considering the recommendation of the Synageva Transaction Committee and the factors described in this joint proxy statement/prospectus.

Q:	What risks should I consider in deciding whether to vote in favor of the Trimeris Merger Proposals or the Synageva Merger Proposal?

A:	You should carefully review the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 34, which presents risks and uncertainties related to the Merger, the combined company, and the business and operations of each of Trimeris and Synageva.

Q:	What are the material federal income tax consequences of the Merger to me?

A:	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to the completion of the Merger that Trimeris and Synageva each receive written opinions from their respective outside legal counsel regarding such qualification. Assuming the Merger qualifies as a “reorganization,” Synageva stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Synageva capital stock for shares of Trimeris common stock in connection with the Merger. However, if a Synageva stockholder receives cash in lieu of a fractional share of Trimeris common stock, then such stockholder generally will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the fractional share and the amount of cash received. Moreover, a Synageva stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Synageva capital stock will recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. Trimeris stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Trimeris or Synageva stockholder will depend in part on such stockholder’s circumstances. Accordingly, Trimeris and Synageva urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled, “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108.

Q:	Do I have appraisal rights in connection with the Merger?

A:	Trimeris. Under the Delaware General Corporation Law, (the “DGCL”), holders of Trimeris common stock are not entitled to appraisal rights in connection with the Merger or the proposals described in this joint proxy statement/prospectus.

Synageva. Under the DGCL, Synageva stockholders who do not submit a proxy or vote “for” the adoption of the Merger Agreement and who comply with the procedural requirements of Section 262 of the DGCL may demand payment in cash of the fair value of their shares of Synageva capital stock in lieu of the merger consideration, if any. These rights are commonly known as “dissenters’ rights.” If the dissenting stockholder and surviving corporation do not agree on a fair value of the shares, a court of proper jurisdiction will determine the fair value upon the dissenting stockholder’s petition, which could be more than, less than or equal to the value of the merger consideration. Dissenting stockholders lose their appraisal rights if they fail to follow all of the procedures required by Section 262 of the DGCL. For a more complete discussion of appraisal rights, see the section entitled “The Merger—Appraisal Rights” beginning on page 104 and Annex E to this joint proxy statement/prospectus.

Q:	When and where will the Trimeris special meeting take place?

A:	The Trimeris special meeting will be held on , , 2011 at , local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Q:	When and where will the Synageva special meeting take place?

A:	The Synageva special meeting will be held on , , 2011 at , local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199.

Q:	Who can attend and vote at the stockholder meetings?

A:	Trimeris. All Trimeris stockholders of record as of the close of business on September 21, 2011, the record date for the Trimeris special meeting, are entitled to receive notice of and to vote at the Trimeris special meeting.

Synageva. All Synageva stockholders of record as of the close of business on September 23, 2011, the record date for the Synageva special meeting, are entitled to receive notice of and to vote at the Synageva special meeting.

Q:	What do I need to do now and how do I vote?

A:	Trimeris and Synageva urge you to read this joint proxy statement/prospectus carefully, including its annexes, and to consider how the Merger may affect you.

Trimeris. If you are a Trimeris stockholder, you may vote by mailing your signed Trimeris proxy card in the enclosed return envelope. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the Trimeris special meeting.

Synageva. If you are a Synageva stockholder, you may vote by completing and signing the Synageva proxy card that accompanies this joint proxy statement/prospectus and promptly mailing it in the enclosed postage-prepaid envelope. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the Synageva special meeting.

Q:	What happens if I do not return a proxy card or if I elect to abstain from voting?

A:	Trimeris. If you are a Trimeris stockholder and you fail to submit a proxy card, your shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Trimeris special meeting, and your failure to take action will have no effect on the outcome of Trimeris Proposal Nos. 1 (Share Issuance Proposal) and 5 (adjournment to solicit additional proxies, if necessary). However, such failure to take action will have the same effect as voting “AGAINST” Trimeris Proposal Nos. 2 (Reverse Stock Split Proposal), 3 (Authorized Shares Increase Proposal), and 4 (Name Change Proposal).

If you are a Trimeris stockholder and you sign, date, and mail your proxy card without indicating how you wish to vote, your proxy will be counted as present for the purpose of determining the presence of a quorum for the Trimeris special meeting and all of your shares will be voted “FOR” Trimeris Proposal Nos. 1, 2, 3, 4 and 5. However, if you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum for the Trimeris special meeting, but will not be voted at the Trimeris special meeting. As a result, your abstention will have the same effect as voting “AGAINST” Trimeris Proposal Nos. 1, 2, 3, 4, and 5.

Synageva. If you are a Synageva stockholder and you do not submit a proxy card, your shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Synageva special meeting, and your failure to take action will have no effect on the outcome of Synageva Proposal No. 2 (adjournment to solicit additional proxies, if necessary). However, such failure to take action will have the same effect as voting “AGAINST” Synageva Proposal No. 1 (Synageva Merger Proposal).

If you are a Synageva stockholder and you sign, date, and mail your proxy card without indicating how you wish to vote, your proxy will be counted as present for the purpose of determining the presence of a quorum for the Synageva special meeting and all of your shares will be voted “FOR” Synageva Proposal Nos. 1 and 2. However, if you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum for the Synageva special meeting, but will not be voted at the Synageva special meeting. As a result, your abstention will have the same effect as voting “AGAINST” Synageva Proposal Nos. 1 and 2.

Q:	If my Trimeris shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your Trimeris shares are held in “street name” in a stock brokerage account or by another nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Trimeris or by voting in person at the Trimeris special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

Q:	May I vote in person?

A:	Trimeris. If you are a stockholder of Trimeris and your shares of Trimeris common stock are registered directly in your name with Trimeris’ transfer agent, you are considered, with respect to those shares, the “stockholder of record,” and the proxy materials and proxy card are being sent directly to you by Trimeris. If you are a Trimeris stockholder of record, you may attend the Trimeris special meeting and vote your shares in person, rather than signing and returning your proxy card.

If your shares of Trimeris common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Trimeris special meeting. However, since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Trimeris special meeting unless you obtain a “legal proxy” from the broker or other nominee that holds your shares giving you the right to vote the shares in person at the applicable stockholder meeting.

Synageva. If you are a stockholder of Synageva and your shares of Synageva capital stock are registered directly in your name, you are considered, with respect to those shares, the “stockholder of record,” and the proxy materials and proxy card are being sent directly to you by Synageva. If you are a Synageva stockholder of record, you may attend the Synageva special meeting and vote your shares in person, rather than signing and returning your proxy card.

Q:	May I revoke or change my vote after I have provided proxy instructions?

A:	Yes. You may revoke or change your vote at any time before your proxy is voted at the Trimeris special meeting or Synageva special meeting, as applicable. You can do this in one of three ways. First, you can send a written notice to Trimeris or Synageva, as applicable, stating that you would like to revoke your proxy. Second, you can submit new proxy instructions on a new proxy card. Third, you can attend the Trimeris special meeting or Synageva special meeting, as applicable, and vote in person. Your attendance alone at the applicable stockholder meeting will not revoke your proxy. If you are a Trimeris stockholder and have instructed a broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those instructions.

Q:	What constitutes a quorum?

A:	Trimeris. Stockholders who hold a majority of the shares of Trimeris common stock outstanding as of the close of business on the record date for the Trimeris special meeting must be present either in person or by proxy in order to constitute a quorum to conduct business at the Trimeris special meeting.

Synageva. Stockholders who hold a majority of the shares of Synageva capital stock outstanding as of the close of business on the record date for the Synageva special meeting must be present either in person or by proxy in order to constitute a quorum to conduct business at the Synageva special meeting.

Q:	Who is paying for this proxy solicitation?

A:

Trimeris and Synageva will bear their own cost and expense of preparing, assembling, printing, and mailing this joint proxy statement/prospectus, any amendments thereto, the proxy card, and any additional information furnished to the Trimeris stockholders and the Synageva stockholders, as the case may be. Trimeris will bear any fees paid to the Securities and Exchange Commission (“SEC”). Trimeris may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of soliciting and obtaining proxies from beneficial owners, including the costs of reimbursing brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding this joint proxy statement/prospectus and other solicitation materials to beneficial owners. In addition, proxies may be solicited without extra compensation by directors, officers and employees of each of Trimeris and Synageva by mail, telephone, fax, or other methods of communication. Trimeris has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist Trimeris in the solicitation of proxies from Trimeris stockholders in connection with the Trimeris special meeting. MacKenzie Partners will receive a retainer of $30,000, which will be applied towards a final fee to be agreed upon by Trimeris and MacKenzie Partners as compensation for its services, plus reimbursement of out of pocket expenses. Trimeris has agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

Q:	Whom should I contact if I have any questions about the Merger, the Trimeris special meeting or the Synageva special meeting?

A:	If you have any questions about the Merger, the Trimeris special meeting, or the Synageva special meeting, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact Trimeris, MacKenzie Partners, Trimeris’ proxy solicitor, or Synageva, as applicable.

If you are a Trimeris stockholder you should contact Trimeris or MacKenzie Partners, Trimeris’ proxy solicitor, or if you are a Synageva stockholder you should contact Synageva, at the applicable address and telephone number listed below:

Trimeris, Inc. 2530 Meridian Parkway, 2nd Floor Durham, North Carolina 27713 Attention: Corporate Secretary (919) 806-4682	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (800) 322-2885 (toll free) or (212) 929-5500 (call collect) proxy@mackenziepartners.com	Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, Massachusetts 02421 Attention: Corporate Secretary (781) 357-9900

Q:	What if I hold stock of both Trimeris and Synageva?

A:	If you are a stockholder of both Trimeris and Synageva, you will receive two separate packages of proxy materials. A vote as a Synageva stockholder for the Synageva Merger Proposal will not constitute a vote as a Trimeris stockholder for the Trimeris Merger Proposals, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Trimeris or Synageva.

Q:	What happens if I sell my shares after the applicable record date but before the applicable special meeting?

A:	If you transfer your Trimeris common stock or Synageva capital stock after the applicable record date but before the date of the applicable meeting, you will retain your right to vote at the applicable special meeting (provided that such shares remain outstanding on the date of the applicable meeting). However, if you are a Synageva stockholder you will not have the right to receive any shares of Trimeris common stock in exchange for your former shares of Synageva capital stock if and when the Merger is completed. In order to receive shares of Trimeris common stock in exchange for your shares of Synageva capital stock, you must hold your Synageva capital stock through the completion of the Merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, or if you hold both shares of Trimeris common stock and Synageva capital stock, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the Trimeris special meeting or Synageva special meeting, as applicable. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send any stock certificates with your proxy card. If you are a Synageva stockholder, you will receive written instructions from Computershare Trust Company, N.A., the exchange agent, for exchanging your Synageva stock certificates for certificates representing shares of Trimeris common stock.

Trimeris stockholders are not required to tender or exchange their stock certificates as part of the Merger. However, if you are a Trimeris stockholder, you will receive written instructions from Computershare Limited, Trimeris’ transfer agent, for exchanging your Trimeris stock certificates in connection with any reverse stock split.

SUMMARY

This joint proxy statement/prospectus is being sent to Trimeris stockholders and Synageva stockholders. This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you with respect to the Trimeris Merger Proposals, the Synageva Merger Proposal, or any other matter described in this joint proxy statement/prospectus. Trimeris and Synageva urge you to carefully read this joint proxy statement/prospectus, as well as the documents attached to, referred to or incorporated by reference in this joint proxy statement/prospectus, to fully understand the Merger. In particular, you should read the Merger Agreement, the form of Trimeris stockholder voting agreement, and the form of Synageva stockholder voting agreement, which are described elsewhere in this joint proxy statement/prospectus and attached as Annexes A, B and C, respectively. To understand the Merger fully, you should read carefully this entire document, including the business and financial information about Trimeris and Synageva, and the documents to which this joint proxy statement/prospectus refers, including the annexes attached hereto. See the section entitled “Where You Can Find Additional Information” beginning on page 249.

The Companies

Trimeris, Inc.

Trimeris is a biopharmaceutical company that pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like HIV, Trimeris’ first and only commercial product, FUZEON (whose generic name is enfuvirtide, originally known as T-20), offers a novel mechanism of action to treat and potentially prevent the transmission of HIV. In late 2007, Trimeris shifted its corporate strategy to maximizing cash flows from FUZEON, advancing its only remaining drug candidate, TRI-1144, to a value-creating milestone if possible, and exploring strategic alternatives for Trimeris. As a result of this shift in strategic emphasis, Trimeris has not staffed a research and development function since late 2008. In addition, Trimeris currently has no manufacturing, sales, marketing, or distribution capability, and has only three employees.

Trimeris is headquartered in Durham, North Carolina and was incorporated in Delaware in 1993. Trimeris’ principal offices are located at 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713 and its telephone number is (919) 806-4682. Trimeris’ principal website is www.trimeris.com. Trimeris common stock is listed on the NASDAQ Global Market and trades under the symbol “TRMS”. Additional information about Trimeris and its subsidiary is included elsewhere in this joint proxy statement/prospectus. See the sections entitled “Trimeris’ Business”, “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and Trimeris’ financial statements beginning on pages 153, 164, and F-1, respectively.

Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical needs. Synageva has several protein therapeutics in development, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. Its lead program, SBC-102, is a recombinant human lysosomal acid lipase (“LAL”) currently under clinical investigation in the U.S. and EU for the treatment of patients with LAL Deficiency, which is a rare, devastating disease that causes significant morbidity and mortality. SBC-102 has been granted orphan designations (“Orphan Drug Designations”) by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (the “EMA”). Orphan Drug Designation is a status granted by regulatory agencies for products intended to treat rare diseases and such status qualifies the sponsor of the product to receive certain benefits, including access to grant funding for clinical trials, tax credits, waivers of certain fees, and a period of market exclusivity. Synageva has also been granted fast track designation (“Fast Track Designation”) by the FDA. Fast track programs are designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. In February 2011, Synageva initiated Phase I/II clinical trials for SBC-102 and in May 2011 began enrolling patients into its Phase I/II study to evaluate the safety and tolerability of SBC-102 in adult patients with liver dysfunction due to late onset LAL Deficiency and in children with growth failure due to early onset LAL Deficiency. Synageva has not yet received approval to market this product, and is not currently commercializing any other products.

Synageva is headquartered in Lexington, Massachusetts and was incorporated in Delaware in 1996. Synageva’s principal offices are located at 128 Spring Street, Suite 520, Lexington, Massachusetts 02421 and its telephone number is (781) 357-9900. Synageva’s principal website is www.synageva.com. Additional information about Synageva is included elsewhere in this joint proxy statement/prospectus. See the sections entitled “Synageva’s Business”, “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and Synageva’s financial statements beginning on pages 184, 202, and F-37, respectively.

Tesla Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Trimeris and was incorporated in Delaware in June 2011, solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.

The Merger

Trimeris and Synageva have entered into the Merger Agreement, which provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL at the Effective Time, Merger Sub will merge with and into Synageva, with Synageva continuing as the surviving entity and as a wholly owned subsidiary of Trimeris. Each of the board of directors of Trimeris and Synageva has unanimously approved the Merger.

What Synageva Stockholders Will Receive in the Merger

Upon completion of the Merger, Synageva stockholders will have the right to receive, for each share of Synageva capital stock they hold, a number of shares of Trimeris common stock equal to the Exchange Ratio and, upon completion of the Merger, Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis (without taking into account any shares of Trimeris common stock held by Synageva stockholders prior to the completion of the Merger). The Exchange Ratio will be determined immediately prior to the completion of the Merger by dividing (i) the product of (a) three times (b) the total number of outstanding shares of Trimeris common stock calculated on a fully diluted basis (in other words, inclusive of all shares of Trimeris common stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for shares of Trimeris common stock) as of immediately prior to the completion of the Merger (but after giving effect to the reverse stock split described elsewhere in this joint proxy statement/prospectus), by (ii) the total number of outstanding shares of Synageva common stock calculated on a fully diluted basis (in other words, inclusive of all shares of Synageva capital stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for shares of Synageva common stock) as of immediately prior to the completion of the Merger.

Since the Exchange Ratio is based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis immediately prior to the completion of the Merger, the exact Exchange Ratio will not be determined until that time. Accordingly, any changes in the number of shares of outstanding capital stock of either Trimeris or Synageva calculated on a fully diluted basis, as a result of option grants, option expirations, or otherwise prior to the Effective Time, would result in a corresponding change to the Exchange Ratio. Additionally, no adjustments to the Exchange Ratio will be made based upon changes in the price of Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger. As a result, the aggregate market value of the shares of Trimeris common stock that Synageva stockholders will have the right to receive in connection with the Merger will not be known before the Merger is completed and will fluctuate as the price of Trimeris common stock fluctuates.

No fractional shares of Trimeris common stock will be issued to Synageva stockholders in connection with the Merger. Instead, Synageva stockholders will be entitled to receive cash in lieu of any fractional shares of Trimeris common stock that such stockholders would otherwise be entitled to receive in connection with the Merger.

For a more complete discussion of what Synageva stockholders will receive in connection with the Merger and the formula that will be used to calculate the Exchange Ratio, see the sections entitled “The Merger—What Synageva Stockholders Will Receive in the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 60 and 112, respectively.

Ownership of the Combined Company After the Completion of the Merger

Upon completion of the Merger and regardless of the exact Exchange Ratio (or any reverse stock split), Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. Trimeris stockholders will continue to own their existing shares of Trimeris common stock, which will not be affected by the Merger, and, unless they hold shares of Synageva capital stock, will not receive any additional shares of Trimeris common stock in connection with the Merger. As a result, such shares will represent an aggregate of approximately 25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis.

Treatment of Synageva Stock Options and Warrants

Upon completion of the Merger, all outstanding and unexercised options and warrants to purchase Synageva capital stock will be assumed by Trimeris and converted into options or warrants, as applicable, to purchase Trimeris common stock, in each case with the number of shares subject to and the exercise price applicable to such options and warrants being appropriately adjusted based on the Exchange Ratio. Such assumed and converted stock options and warrants will be subject to the same vesting and other terms and conditions applicable to the original Synageva stock options and warrants. As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, there were outstanding options to purchase 3,435,273 shares of Synageva capital stock and outstanding warrants to purchase 75,094 shares of Synageva capital stock.

For a more complete discussion of the treatment of Synageva stock options and warrants, see the section entitled “The Merger—Treatment of Synageva Stock Options and Warrants” beginning on page 61.

Treatment of Trimeris Stock Options

Pursuant to the terms of Trimeris’ equity incentive plans, all outstanding options to acquire shares of Trimeris common stock will immediately vest and become exercisable in full upon completion of the Merger.

Board of Directors and Executive Officers of the Combined Company After the Completion of the Merger

Upon completion of the Merger, the combined company will have a nine member board of directors, comprised of Dr. Felix Baker, who is currently a member of both the Trimeris and Synageva boards of directors, Mr. Stephen Davis and Dr. Barry Quart, both of whom are currently members of the Trimeris board of directors, and Mr. Sanj Patel, Dr. Srini Akkaraju, Dr. Stephen Biggar, Dr. Mark Goldberg, Mr. Thomas Malley, and Ms. Robyn Samuels, each of whom are currently members of the Synageva board of directors.

The executive management team of the combined company is expected to be composed of current Synageva executives, including the following individuals:

Name	Position with the Combined Company
Sanj K. Patel	President and Chief Executive Officer
Carsten Boess	Senior Vice President, Chief Financial Officer
Eric Grinstead	Senior Vice President, Commercial Operations
Anthony G. Quinn	Senior Vice President, Chief Medical Officer

Recommendations of the Trimeris Board of Directors and its Reasons for the Merger

The Trimeris board of directors, after considering the recommendation of the Trimeris Special Committee and the factors described in the section entitled “The Merger—Recommendations of the Trimeris Board of Directors and its Reasons for the Merger” beginning on page 76, has approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Trimeris board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Trimeris and its stockholders, and therefore recommends that the Trimeris stockholders vote “FOR” the Share Issuance Proposal, “FOR” the Reverse Stock Split Proposal, “FOR” the Authorized Shares Increase Proposal and “FOR” the Name Change Proposal, as contemplated by the Merger Agreement. The Trimeris Special Committee made its recommendation to the Trimeris board of directors after considering the factors described in this joint proxy statement/prospectus, consulting with its legal and financial advisors. For a more complete discussion of the recommendations of the Trimeris board of directors and its reasons for the Merger, see the section entitled “The Merger—Recommendations of the Trimeris Board of Directors and its Reasons for the Merger” beginning on page 76.

Recommendation of the Synageva Board of Directors and its Reasons for the Merger

The Synageva board of directors, after considering the recommendation of the Synageva Transaction Committee and the factors described in the section entitled “The Merger—Recommendation of the Synageva Board of Directors and its Reasons for the Merger” beginning on page 80, has approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Synageva board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Synageva and its stockholders, and therefore recommends that the Synageva stockholders vote “FOR” the Synageva Merger Proposal. In reaching these decisions, the Synageva board of directors considered the factors described in this joint proxy statement/prospectus. For a more complete discussion of the recommendations of the Synageva board of directors and its reasons for the Merger, see the section entitled “The Merger—Recommendation of the Synageva Board of Directors and its Reasons for the Merger” beginning on page 80.

Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors

The Trimeris Special Committee retained MTS Health Partners, L.P. (“MTS Health Partners”) to act as its financial advisor in connection with considering strategic alternatives for Trimeris. On June 11, 2011, MTS Securities, LLC, an affiliate of MTS Health Partners (“MTS Securities”), rendered its oral opinion to the Trimeris Special Committee, which opinion was subsequently confirmed in writing on June 12, 2011, that, as of the date of the written opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of Synageva capital stock, or any of their respective affiliates). The full text of the written opinion of MTS Securities (the “MTS Opinion”), which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by MTS Securities in connection with such opinion, is attached as Annex D to this joint proxy statement/prospectus. Trimeris urges you to carefully read the MTS Opinion, together with the description thereof elsewhere in this joint proxy statement/prospectus, in its entirety. MTS Securities provided the MTS Opinion for the information and assistance of the Trimeris Special Committee in connection with its consideration of the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of Synageva capital stock, or any of their respective affiliates) of the Exchange Ratio. The MTS Opinion is not a recommendation to any Trimeris stockholder or Synageva stockholder or any other person as to how such stockholder or other person should vote with respect to the Merger or take any other action in connection with the Merger or otherwise. For a more complete discussion of the MTS Opinion, see the section entitled “The Merger—Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors” beginning on page 87.

Interests of Directors and Executive Officers in the Merger

You should be aware that certain directors and executive officers of Trimeris and Synageva have interests in the Merger that are different from, or in addition to, the interests of the stockholders of Trimeris and Synageva generally.

Trimeris Directors and Executive Officers

Interests of the Trimeris directors and executive officers relate to (i) the continuing service of each of Dr. Felix Baker, Mr. Davis and Dr. Quart as directors of the combined company following the completion of the Merger, (ii) the fact that Dr. Felix Baker currently serves as a director of both Trimeris and Synageva, (iii) the ownership by Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, of equity interests in both Trimeris and Synageva, which is expected to result in Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, having beneficial ownership of approximately 36.3% of the outstanding shares of common stock of the combined company, (iv) severance benefits of approximately $852,534 and $473,918, respectively, to which Dr. Martin Mattingly, Trimeris’ Chief Executive Officer, and Mr. James Thomas, Trimeris’ Chief Financial Officer, will become entitled following the completion of the Merger, (v) the accelerated vesting of all Trimeris stock options held by the Trimeris executive officers and directors, exercisable for approximately 298,899 shares of Trimeris common stock with an aggregate acceleration value of approximately $51,050, upon completion of the Merger, (vi) the right to continued indemnification and insurance coverage for directors and executive officers of Trimeris following the completion of the Merger pursuant to the terms of the Merger Agreement, and (vii) the payment of a flat fee of $35,000 to each of Mr. Stephen Davis and Dr. Barry Quart, the members of the Trimeris Special Committee, and a monthly payment of $7,500 to each such member commencing on March 10, 2011, the date on which the Trimeris Special Committee was formed, and continuing through the completion of the Merger.

The Trimeris Special Committee and the Trimeris board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that Trimeris stockholders approve the Trimeris Merger Proposals.

For a more complete discussion of the interests of the directors and executive officers of Trimeris in the Merger, see the section entitled “The Merger—Interests of Trimeris Directors and Executive Officers in the Merger” beginning on page 98.

Synageva Directors and Executive Officers

Interests of the Synageva directors and executive officers relate to (i) the fact that Dr. Felix Baker serves as a director of both Trimeris and Synageva, (ii) the appointment of Mr. Patel, Dr. Akkaraju, Dr. Biggar, Dr. Goldberg, Mr. Malley, and Ms. Robyn Samuels (each of whom is a current member of the Synageva board of directors) as directors of the combined company in connection with the completion of the Merger, (iii) the appointment of Mr. Patel, Mr. Boess, Dr. Quinn, and Mr. Grinstead (each of whom is a current officer of Synageva) as executive officers of the combined company in connection with the completion of the Merger, with the aggregate amount of the salaries to be paid to such executive officers expected to equal approximately $1,313,490, (iv) the ownership by Dr. Felix Baker and his affiliated entities of equity interests in both Trimeris and Synageva, (v) the right to continued indemnification and insurance coverage for directors and executive officers of Synageva following the completion of the Merger pursuant to the terms of the Merger Agreement, and (vi) transaction bonus payments payable to Mr. Patel, Dr. Quinn, and Mr. Grinstead, in the aggregate amount of $144,070.

The following table sets forth information as of September 21, 2011, regarding the beneficial ownership of the combined company for each executive officer and director of Synageva following the completion of the Merger. Percentage of beneficial ownership is calculated in relation to 87,901,307 shares of common stock of the combined company outstanding upon completion of the Merger, assuming that the Exchange Ratio to be used in connection with the Merger is approximately 2.078 shares of Trimeris common stock for each share of Synageva capital stock (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus). Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Synageva capital stock, and if applicable, shares of Trimeris common stock, issuable pursuant to the exercise of stock options or other securities that are exercisable or convertible into shares of Synageva capital stock or Trimeris common stock, as applicable, within 60 days of September 21, 2011. The table also sets forth the total number of additional options that each executive officer and director of Synageva will have the right to acquire following the Merger, but which are not exerciseable within 60 days of September 21, 2011.

Name	Total Shares to be Beneficially Owned Following the Merger(1)	Total Additional Options to be Held Following the Merger(2)	Combined Company Beneficial Ownership Percentage Following the Merger(3)
Srini Akkaraju	8,619,685	0	9.8%
Felix J. Baker	31,951,403	15,000	36.3%
Stephen R. Biggar	510	0	*
Mark Goldberg	61,556	42,343	*
Thomas R. Malley	236,665	36,976	*
Robyn Samuels	0	0	*
Sanj K. Patel	1,979,999	1,821,105	2.2%
Carsten Boess	0	805,247	*
Anthony G. Quinn	301,742	495,115	*
Eric Grinstead	216,240	232,896	*

*	Less than 1%.
(1)	Comprised of shares of Synageva common stock and securities convertible into Synageva common stock within 60 days of September 21, 2011, and in addition, with respect to Dr. Felix Baker, shares of Trimeris common stock and options to acquire Trimeris common stock within 60 days of September 21, 2011, each as more fully described in the table and related footnotes set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on page 227.
(2)	Represents the number of options to acquire Synageva capital stock, which will be assumed by Trimeris upon completion of the Merger, and with respect to Dr. Felix Baker the number of options to acquire Trimeris common stock. These options are not exerciseable within 60 days of September 21, 2011.
(3)	Does not include the options referenced in footnote 2 of this table.

For a more complete discussion of the interests of the directors and executive officers of Synageva in the Merger, see the section entitled “The Merger—Interests of Synageva Directors and Executive Officers in the Merger” beginning on page 101.

Anticipated Accounting Treatment of the Merger

The Merger will be treated by Trimeris as a reverse merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Synageva is considered to be acquiring Trimeris in this transaction. For a more complete discussion of the anticipated accounting treatment of the Merger, see the section entitled “The Merger—Anticipated Accounting Treatment” beginning on page 103.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the completion of the Merger that Trimeris and Synageva each receive written opinions from their respective outside legal counsel regarding such qualification. Assuming the Merger qualifies as a “reorganization,” Synageva stockholders generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Synageva capital stock for shares of Trimeris common stock in connection with the Merger. However, if a Synageva stockholder receives cash in lieu of a fractional share of Trimeris common stock, then such stockholder generally will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the fractional share and the amount of cash received. Moreover, a Synageva stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Synageva capital stock will recognize gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. Trimeris stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Trimeris or Synageva stockholder will depend in part on such stockholder’s circumstances. Accordingly, Trimeris and Synageva urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108.

Restrictions on Sales of Shares of Trimeris Common Stock Received By Synageva Stockholders in the Merger

Pursuant to the Merger Agreement, the shares of Trimeris common stock received by Synageva stockholders in the Merger may not be sold, transferred, or encumbered for a staggered 180-day period following the completion of the Merger, except in limited circumstances. The restrictions on the sale, transfer, or encumbrance with respect to such shares of Trimeris common stock lapse as to 25% of such shares on the 90th day following the completion of the Merger and as to an additional 25% of such shares each 30 days thereafter, until the 180th day following the completion of the Merger, at which time the restrictions lapse as to all such shares.

In addition to the restrictions on sale, transfer or encumbrance discussed in the preceding paragraph, shares of Trimeris common stock received by Synageva stockholders who become affiliates of Trimeris for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

For a more complete discussion of the restrictions on sales of shares of Trimeris common stock received by Synageva stockholders in the Merger, see the sections entitled “The Merger—Restrictions on Sales of Shares of Trimeris Common Stock Received by Synageva Stockholders in the Merger” and “The Merger Agreement—Transfer Restrictions” beginning on pages 104 and 114, respectively.

Appraisal Rights

Under the DGCL, Synageva stockholders are entitled to appraisal rights in connection with the Merger. Holders of Trimeris common stock are not entitled to appraisal rights in connection with the Merger. For additional information about appraisal rights, see the provisions of Section 262 of the DGCL, attached to this joint proxy statement/prospectus as Annex E, and the section entitled “The Merger—Appraisal Rights” beginning on page 104.

Regulatory Approvals

As of the date of this joint proxy statement/prospectus, neither Trimeris nor Synageva is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the U.S. or other countries to complete the Merger. In the U.S., Trimeris must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ Global Market in connection with the issuance of shares of Trimeris common stock and the resulting change in control of Trimeris and the filing of this joint proxy statement/prospectus with the SEC.

Conditions to the Completion of the Merger

Trimeris and Synageva expect to complete the Merger as soon as possible following the approval of the Trimeris Merger Proposals and Synageva Merger Proposal, at their respective special meetings. Completion of the Merger will only be possible, however, after all closing conditions contained in the Merger Agreement are satisfied or waived, including after Trimeris and Synageva receive stockholder approvals at their respective special meetings. It is possible, therefore, that factors outside of each company’s control could require them to complete the Merger at a later time or not complete it at all.

The obligations of Trimeris and Synageva to complete the Merger are each subject to the satisfaction of the following conditions, among others and subject, in some cases, to the exceptions or limitations contained in confidential disclosure schedules delivered to each party by the other:

•

the accuracy of the other party’s representations and warranties contained in the Merger Agreement (in some instances without giving effect to materiality qualifications), provided that inaccuracies in certain representations and warranties will be disregarded so long as the circumstances giving rise to all such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on such other party, except that representations and warranties related to capitalization (except for de minimis inaccuracies), organization, authority relative to the Merger Agreement, absence of changes or events that would have a material adverse effect on such other party or constitute a breach by such party of certain covenants set forth in the Merger Agreement, finders and brokers and takeover statutes shall be accurate in all respects;

•	prior performance by the other party, in all material respects, of all of its obligations under the Merger Agreement;

•

absence of any event or development since the date of the Merger Agreement that has resulted in or would reasonably be excepted to result in, individually or in the aggregate, a material adverse effect on the other party; and

•	authorization of the listing of the shares of Trimeris common stock to be issued in connection with the Merger on the NASDAQ Global Market, subject to notice of issuance.

In addition, the obligations of Trimeris and Synageva to complete the Merger are each subject to the satisfaction of the following conditions (which, in order to complete the Merger, may not be waived), subject to the exceptions or limitations contained in confidential disclosure schedules delivered to each party by the other:

•	approval by the Trimeris stockholders of the Trimeris Merger Proposals;

•	approval by the Synageva stockholders of the Synageva Merger Proposal;

•	absence of any law or order which prohibits the completion of the Merger; and

•	effectiveness of this joint proxy statement/prospectus and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose.

For a more complete discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 124.

No Solicitation

In the Merger Agreement, each of Trimeris and Synageva has agreed that it will not directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate an alternative acquisition proposal with respect to it;

•	participate in discussions or negotiations regarding an alternative acquisition proposal with respect to it;

•	approve or recommend any alternative acquisition proposal; or

•	enter into any letter of intent or similar document contemplating or relating to an alternative acquisition transaction with respect to it.

The Merger Agreement does not, however, prohibit either Trimeris or Synageva from considering an unsolicited written alternative acquisition proposal from a third party prior to obtaining the requisite stockholder approval of the Trimeris Merger Proposals or Synageva Merger Proposal, as applicable, if specified conditions are met. For a more complete discussion of the prohibition on solicitation of acquisition proposals from third parties, see the section entitled “The Merger Agreement—No Solicitation” beginning on page 121.

Termination of the Merger Agreement

Generally and except as specified below, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the completion of the Merger, including after the required Trimeris stockholder approval and/or Synageva stockholder approval is obtained:

•	by mutual written consent of Trimeris and Synageva; or

•	by either party, if:

•	the Merger has not been completed by November 27, 2011;

•	any law prohibits the Merger or a governmental authority issues a final and non-appealable order prohibiting the Merger;

•

after a vote duly taken, the required approval of the Trimeris Merger Proposals and the Synageva Merger Proposal by the respective stockholders of Trimeris or Synageva has not been obtained at the respective stockholders meeting (or at any adjournment or postponement thereof); or

•

subject to cure periods, the other party’s representations and warranties are inaccurate or the other party fails to comply with its covenants, in each case, such that the closing conditions relating to the accuracy of the other party’s representations and warranties or relating to the performance of the other party’s covenants, as applicable, would not be satisfied; or

•	by Synageva, if:

•

at any time prior to the approval of the Trimeris Merger Proposals, the Trimeris board of directors (i) has withdrawn its recommendation in a manner adverse to Synageva, (ii) fails to reaffirm its recommendation within two business days of Synageva’s request, or (iii) fails to recommend against or take a neutral position with respect to a tender offer or exchange offer related to an alternative acquisition proposal; or

•	Trimeris materially violates or breaches its no-solicitation obligations after receiving an alternative acquisition proposal.

For a more complete discussion of termination of the Merger Agreement, see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 125.

Termination Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expenses.

If the Merger Agreement is terminated by either party because the other party’s stockholders, as applicable, have voted not to approve their respective merger proposals, the party whose stockholders failed to approve the applicable merger proposals shall be required to reimburse the other party’s reasonable expenses in relation to the Merger Agreement, up to $1.5 million. Additionally, a termination fee of $3 million may be payable by Trimeris to Synageva upon the termination of the Merger Agreement by Synageva under certain circumstances.

For a more complete discussion of termination fees and expenses, see the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 126.

Voting Agreements

In connection with the execution of the Merger Agreement, the directors, executive officers, and certain stockholders of each of Trimeris and Synageva entered into stockholder voting agreements, whereby each such director, executive officer, and stockholder has agreed to vote all of their respective shares of Trimeris common stock or Synageva capital stock, as applicable, in favor of the Trimeris Merger Proposals, in the case of Trimeris’ directors, executive officers, and certain stockholders, and in favor of the Synageva Merger Proposal, in the case of Synageva’s directors, executive officers, and certain stockholders. As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, the shares of Trimeris common stock and Synageva capital stock beneficially owned by the applicable directors, executive officers, and stockholders and thus subject to the voting agreements constituted approximately 19.3% of the total outstanding voting power of Trimeris and approximately 88.3% of the total outstanding voting power of Synageva on that date, respectively.

For a more complete discussion of the voting agreements, see the section entitled “The Voting Agreements” beginning on page 127.

Voting by Trimeris and Synageva Directors and Executive Officers

As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, directors and executive officers of each of (i) Trimeris beneficially owned and were entitled to vote 4,515,146 shares of Trimeris common stock, or approximately 19.3% of the total outstanding voting power of Trimeris and (ii) Synageva beneficially owned and were entitled to vote 22,961,853 shares of Synageva capital stock, representing approximately 71.0% of the total outstanding voting power of Synageva on that date.

Pursuant to the voting agreements described above that were entered into between Trimeris, Synageva and the directors, executive officers, and certain stockholders of Synageva, such directors, executive officers, and stockholders of Synageva will vote their respective shares of Synageva capital stock in favor of the Synageva Merger Proposal. Likewise, Synageva, and the directors, executive officers, and certain stockholders of Trimeris entered into voting agreements and such directors, executive officers, and stockholders of Trimeris will vote their respective shares of Trimeris common stock in favor of the Trimeris Merger Proposals. As a group, the directors, executive officers, and certain stockholders of each of Trimeris and Synageva subject to such voting agreements collectively hold 15.8% of the total voting power of Trimeris and 87.9% of the total voting power of Synageva, respectively, outstanding as of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus.

Rights of Synageva Stockholders Will Change as a Result of the Merger

Due to differences between the governing documents of Trimeris and Synageva, Synageva stockholders receiving Trimeris common stock in connection with the Merger will have different rights once they become Trimeris stockholders. The material differences are described in detail under the section entitled “Comparison of Rights of Trimeris Stockholders and Synageva Stockholders” beginning on page 241.

Risk Factors

The Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following:

•	the issuance of shares of Trimeris common stock to Synageva stockholders in connection with the Merger will substantially dilute the voting power of current Trimeris stockholders;

•

the announcement and pendency of the Merger could have an adverse effect on Trimeris’ stock price and/or the business, financial condition, results of operations, or business prospects for Trimeris and/or Synageva;

•	failure to complete the Merger could negatively impact Trimeris’ and Synageva’s respective businesses, financial condition, or results of operations or Trimeris’ stock price;

•

some of the directors and executive officers of Trimeris and Synageva have interests in the Merger that are different from, or in addition to, those of the other Trimeris and Synageva stockholders; and

•	the Merger Agreement and the voting agreements contain provisions that could discourage or make it difficult for a third party to acquire Trimeris or Synageva prior to the completion of the Merger.

In addition, each of Trimeris, Synageva, and the combined company are subject to various risks associated with their businesses. The risks are discussed in greater detail in the section entitled “Risk Factors” beginning on page 34. Trimeris and Synageva both encourage you to read and consider all of these risks carefully.

Matters to Be Considered at the Trimeris Special Meeting and Synageva Special Meeting

Trimeris Special Meeting

Date, Time and Place. The Trimeris special meeting will be held on             , 2011 at         , local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Matters to be Considered at the Trimeris Special Meeting. At the Trimeris special meeting, and any adjournments or postponements thereof, Trimeris stockholders will be asked to:

•	approve the Share Issuance Proposal;

•	approve the Reverse Stock Split Proposal;

•	approve the Authorized Shares Increase Proposal;

•	approve the Name Change Proposal;

•	approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals; and

•	conduct any other business as may properly come before the Trimeris special meeting or any adjournment or postponement thereof.

Record Date. The Trimeris board of directors has fixed the close of business on September 21, 2011 as the record date for determining the Trimeris stockholders entitled to notice of and to vote at the Trimeris special meeting and any adjournment or postponement thereof.

Required Vote. Approval of the Share Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. Approval of the Reverse Stock Split Proposal, the Authorized Shares Increase Proposal and the Name Change Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. Approval of the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. As of the close of business on the record date for the Trimeris special meeting, there were 22,399,649 shares of Trimeris common stock outstanding.

For additional information about the Trimeris special meeting, see the section entitled “The Special Meeting of Trimeris Stockholders” beginning on page 135.

Synageva Special Meeting

Date, Time and Place. The Synageva special meeting will be held on             ,             , 2011 at         , local time, at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199.

Matters to be Considered at the Synageva Special Meeting. At the Synageva special meeting, and any adjournments or postponements thereof, Synageva stockholders will be asked to:

•	approve the Synageva Merger Proposal;

•	approve the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal; and

•	conduct any other business as may properly come before the Synageva special meeting or any adjournment or postponement thereof.

Record Date. The Synageva board of directors has fixed the close of business on September 23, 2011 as the record date for determining the Synageva stockholders entitled to notice of and to vote at the Synageva special meeting and any adjournment or postponement thereof.

Required Vote. Approval of the Synageva Merger Proposal requires the affirmative vote of the holders of (i) a majority of voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case, outstanding as of the record date. The affirmative vote of the holders of a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, present and entitled to vote either in person or by proxy at the Synageva special meeting is required for approval of the proposal to adjourn the meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal. At the close of business on the record date, Synageva had outstanding (i) 524,153 shares of common stock entitled to an aggregate of 524,153 votes at the special meeting,

(ii) 245,637 shares of Series A-2 preferred stock entitled to an aggregate of 245,637 votes at the special meeting,

(iii) 4,168,674 shares of Series B-2 preferred stock entitled to an aggregate of 4,168,674 votes at the special meeting,

(iv) 3,583,040 shares of Series C-2 preferred stock entitled to an aggregate of 3,583,040 votes at the special meeting, and (v) 18,000,000 shares of Series D-2 preferred stock entitled to an aggregate of 22,999,987 votes at the special meeting.

For additional information about the Synageva special meeting, see the section entitled “The Special Meeting of Synageva Stockholders” beginning on page 149.

SELECTED HISTORICAL FINANCIAL DATA OF TRIMERIS

The following table sets forth Trimeris’ selected historical financial data as of the dates and for each of the periods indicated. The financial data for the years ended December 31, 2010, 2009, and 2008 and as of December 31, 2010 and 2009 is derived from Trimeris’ audited financial statements, which are included elsewhere in this joint proxy statement/prospectus. The financial data for the years ended December 31, 2007 and 2006 and as of December 31, 2008, 2007, and 2006 is derived from Trimeris’ audited historical financial statements, which are not included or incorporated by reference into this joint proxy statement/prospectus. The financial data for each six-month period ended and as of June 30, 2011 and 2010 is derived from Trimeris’ unaudited financial statements which are included elsewhere in this joint proxy statement/prospectus. In Trimeris’ opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the six months ended and as of June 30, 2011 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2011.

You should read the selected historical financial data below together with “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and notes thereto for the year ended December 31, 2010 and for the six months ended June 30, 2011, each of which are included elsewhere in this joint proxy statement/prospectus.

	Six Months Ended June 30,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except per share amounts)
Statements of Operations Data:
Revenue:
Milestone revenue	$1,039	$132	$265	$265	$265	$9,435	$3,430
Collaboration income and royalty revenue	4,006	6,261	26,452 *	14,915	19,382	38,435	30,973

Total revenue and collaboration income	5,045	6,393	26,717	15,180	19,647	47,870	34,403

Operating expenses (income):
Research and development expense	—	—	—	—	4,152	11,368	15,756
General administrative expense	4,344	2,567	5,779	5,516	7,712	11,100	12,453
(Gain)/loss on sale of equipment	—	—	—	(23)	461	(24)	(7)
Reverse termination fee, net	—	—	—	(8,650)	—	—	—

Total operating expenses (income)	4,344	2,567	5,779	(3,157)	12,325	22,444	28,202
Operating (loss) income	701	3,826	20,938	18,337	7,322	25,426	6,201

Other income (expense):
Interest income	5	33	71	366	2,063	3,010	1,987
Interest expense	—	(130)	(130)	(257)	(348)	(635)	(781)
Gain/(Loss) on investments	—	—	—	298	(1,347)	—	—

Total other income (expense)	5	(97)	(59)	407	368	2,375	1,206

(Loss)/Income before taxes and cumulative effect of change in accounting principle	706	3,729	20,879	18,744	7,690	27,801	7,407
Income tax (benefit) provision	100	1,396	925	6,448	(319)	376	275

(Loss)/Income before cumulative effect of change in accounting principle	606	2,333	19,954	12,296	8,009	27,425	7,132
Cumulative effect of change in accounting principle	—	—	—	—	—	—	252

Net (loss) income	$606	$2,333	$19,954	$12,296	$8,009	$27,425	$7,384

Basic and diluted (loss) income per share before cumulative effect of accounting change	$0.03	$0.10	$0.89	$0.55	$0.36	$1.24	$0.33
Accounting change	—	—	—	—	—	—	0.01

Basic and diluted net (loss) income per share	$0.03	$0.10	$0.89	$0.55	$0.36	$1.24	$0.34

Weighted average shares used in basic per share computations	22,363	22,320	22,320	22,303	22,182	22,065	21,895

Weighted average shares used in dilutive per share computations	22,363	22,327	22,320	22,303	22,271	22,085	22,005

*	Pursuant to the Deferred Marketing Expenses Agreement (as defined in the section entitled “Trimeris’ Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Overview of the Roche Relationship” beginning on page 165) Trimeris is no longer obligated to pay deferred marketing expenses to Roche. As a result, Trimeris recorded a one-time increase in collaboration income of $18.7 million in 2010.

	As of June 30,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investment securities	$52,382	$46,880	$45,164	$48,440	$31,577	$69,592	$48,639
Working capital	54,260	48,180	48,119	45,205	28,543	74,365	53,573
Total assets	55,697	49,823	57,279	60,258	44,212	94,121	74,903
Accumulated deficit	(302,796)	(321,023)	(303,402)	(323,356)	(335,652)	(343,661)	(371,086)
Total stockholders’ equity	56,467	37,378	55,376	34,532	21,022	67,322	37,772

SELECTED HISTORICAL FINANCIAL DATA OF SYNAGEVA

The following table sets forth Synageva’s selected historical financial data as of the dates and for each of the periods indicated. The financial data for the years ended December 31, 2010 and 2009 and as of December 31, 2010 and 2009 is derived from Synageva’s audited financial statements, which are included elsewhere in this joint proxy statement/prospectus. The financial data for the years ended December 31, 2008, 2007, and 2006 and as of December 31, 2008, 2007, and 2006 is derived from Synageva’s audited historical financial statements, which are not included or incorporated by reference into this joint proxy statement/prospectus. The financial data for each six-month period ended and as of June 30, 2011 and 2010 is derived from Synageva’s unaudited financial statements which are included elsewhere in this joint proxy statement/prospectus. In Synageva’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the six months ended and as of June 30, 2011 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2011.

You should read the selected historical financial data below together with “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and notes thereto for the year ended December 31, 2010 and for the six months ended June 30, 2011, each of which are included elsewhere in this joint proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
Statements of Operations	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Revenues	$301	$275	$595	$162	$64	$725	$1,080

Operating expenses
Research and development	7,821	3,259	9,866	6,583	17,308	8,110	5,498
General and administrative	3,279	1,868	3,852	3,843	4,073	2,132	1,684

Total operating expenses	11,100	5,127	13,718	10,426	21,381	10,242	7,182

Loss from operations	(10,799)	(4,852)	(13,123)	(10,264)	(21,317)	(9,517)	(6,102)
Other (expense) income, net	(199)	17	2,295	82	—	65	(72)
Interest income	2	2	4	22	89	263	447
Interest expense	(9)	—	—	(1,260)	(609)	(2)	(4)

Net loss	$(11,005)	$(4,833)	$(10,824)	$(11,420)	$(21,837)	$(9,191)	$(5,731)

	As of June 30,		As of December 31,
Balance Sheet Data	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Working capital	$16,244	$20,403	$14,285	$25,135	$(3,733)	$6,161	$5,639
Total assets	19,737	22,408	16,982	27,019	4,101	10,196	7,483
Long term liabilities	12,711	12	12	32	5,090	—	—
Preferred stock	95,581	95,609	95,581	95,556	59,040	49,112	36,887
Accumulated deficit	(101,539)	(84,543)	(90,534)	(79,710)	(68,290)	(46,453)	(40,722)
Total stockholders’ deficit	(90,922)	(74,316)	(80,178)	(69,532)	(66,585)	(41,925)	(34,021)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined financial data is intended to show how the Merger might have affected historical financial statements if the Merger had been completed on January 1, 2010 for the purposes of the statements of operations and June 30, 2011 for the purposes of the balance sheet, and was prepared based on the historical financial results reported by Trimeris and Synageva. The following should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 233, the audited and unaudited historical financial statements of Trimeris and Synageva and the notes thereto beginning on pages F-1 and F-37, respectively, the sections entitled “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 164 and “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 202, and the other information contained in this joint proxy statement/prospectus. The following information does not give effect to the proposed reverse stock split of Trimeris common stock described in Trimeris Proposal No. 2.

The Merger will be accounted for as a reverse acquisition under the acquisition method of accounting. Under the acquisition method of accounting, Synageva will be treated as the accounting acquiror and Trimeris will be treated as the “acquired” company for financial reporting purposes because, immediately upon completion of the Merger, Synageva stockholders prior to the Merger will hold a majority of the voting interest of the combined company. In addition, the nine member board of directors of the combined company will be comprised of seven of the current members of the Synageva board of directors and therefore Synageva’s current board of directors will possess majority control of the board of directors of the combined company. Members of the current management of Synageva will be responsible for the management of the combined company and the majority of the combined company’s activities will be activities related to Synageva’s current business.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Merger are based upon the acquisition method of accounting in accordance with GAAP, and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements.

The summary unaudited pro forma condensed combined balance sheet as of June 30, 2011 combines the historical balance sheets of Trimeris and Synageva as of June 30, 2011 and gives pro forma effect to the Merger as if it had been completed on June 30, 2011.

The summary unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 combine the unaudited historical statements of operations of Trimeris and Synageva for their respective six-month periods ended June 30, 2011 and gives pro forma effect to the Merger as if it had been completed on January 1, 2010. The summary unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 combine the historical statements of operations of Trimeris and Synageva for their respective twelve months ended December 31, 2010 and gives pro forma effect to the Merger as if it had been completed on January 1, 2010.

The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements (see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 233), the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the Merger.

	For the Year Ended December 31, 2010	For the Six Months Ended June 30, 2011
	(In thousands)
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Revenues	$27,312	$5,346
Operating expenses:
Research and development	12,666	9,221
General and administrative	9,631	6,023
Total operating expenses	22,297	15,244
Net income (loss)	6,330	(10,199)

As of June 30, 2011
(In thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$70,286
Working capital	67,043
Total assets	83,612
Stockholders’ equity	76,203

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth certain historical, unaudited pro forma condensed combined and pro forma condensed combined equivalent financial information and reflects:

•

Trimeris and Synageva Historical Data: the historical Trimeris net income (loss) and book value per share of Trimeris common stock and the historical Synageva net loss and book value per share of Synageva common stock;

•

Combined Company Pro Forma Data: the unaudited pro forma combined company net income (loss) after giving effect to the Merger on a purchase basis as if the Merger had been completed on January 1, 2010, and book value per share after giving effect to the Merger on a purchase basis as if the Merger had been completed on June 30, 2011; and

•

Synageva Pro Forma Equivalent Data: the unaudited pro forma Synageva equivalent share data, including net income (loss) per common share, and book value per share, calculated by multiplying the unaudited pro forma combined company data by the assumed Exchange Ratio of 2.091.

The following information does not give effect to the proposed reverse stock split of Trimeris common stock described in Trimeris Proposal No. 2. You should read the table below in conjunction with the audited and unaudited financial statements of Trimeris and Synageva beginning on pages F-1 and F-37, respectively, of this joint proxy statement/prospectus, and the related notes thereto. You are urged to also read the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 233.

	As of and for the Year Ended December 31, 2010	As of and for the Six Months Ended June 30, 2011
Trimeris Historical Data
Basic and diluted net income per common share:	$0.89	$0.03
Book value per share	—	$2.53
Synageva Historical Data
Basic and diluted net loss per common share:	$(141.55)	$(59.01)
Book value per share	—	$(173.46)
Combined Company Pro Forma Data
Basic and diluted net income (loss) per common share:	$0.07	$(0.11)
Book value per share	—	$0.85
Synageva Pro Forma Equivalent Data*
Basic and diluted net income (loss) per common share:	$0.15	$(0.23)
Book value per share	—	$1.78

*	In comparison, if the Synageva Pro Forma Equivalent Data were calculated by multiplying the unaudited pro forma combined company data by 0.75, which represents the percentage of ownership of the combined company expected to be held by the current Synageva stockholders as of immediately following the completion of the Merger calculated on a fully diluted basis (without taking into account any shares of Trimeris common stock held by Synageva stockholders prior to the completion of the Merger), as determined pursuant to the Exchange Ratio, the basic and diluted net income (loss) per common share as of and for the year ended December 31, 2010 would have been $0.05 and the basic and diluted net income (loss) per common share and book value per share as of and for the six months ended June 30, 2011 would have been $(0.08) and $0.64, respectively.

MARKET PRICE DATA AND DIVIDEND INFORMATION

Trimeris

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of Trimeris common stock, which trades on the NASDAQ Global Market under the symbol “TRMS”. Trimeris’ fiscal year ends on December 31st.

	Trimeris Common Stock
	High	Low
Fiscal Year 2009
First Quarter	$1.78	$0.84
Second Quarter	$2.50	$1.53
Third Quarter	$2.84	$1.90
Fourth Quarter	$3.68	$2.31
Fiscal Year 2010
First Quarter	$2.69	$2.25
Second Quarter	$2.49	$2.03
Third Quarter	$2.57	$2.08
Fourth Quarter	$2.69	$2.30
Fiscal Year 2011
First Quarter	$2.63	$2.36
Second Quarter	$2.96	$2.28

As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, Trimeris had 90 stockholders of record.

Trimeris has not paid a dividend on its common stock during the two most recent fiscal years. Any determination to pay dividends to holders of Trimeris common stock in the future will be at the discretion of the Trimeris board of directors and will depend on many factors, including Trimeris’ financial condition, results of operations, general business conditions and any other factors the Trimeris board of directors deems relevant.

On June 10, 2011, the last trading day prior to announcement of the Merger, the last reported sale price of Trimeris common stock was $2.84, for an aggregate market value of Trimeris of $63.6 million, or $69.4 million on a fully diluted basis. On September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, the last reported sale price of Trimeris common stock was $2.23, for an aggregate market value of Trimeris of $49,951,217, or $54,108,762 on a fully diluted basis. Assuming the issuance on such date of an aggregate of 72,792,057 shares of Trimeris common stock based on an Exchange Ratio of 2.078, if the Merger was completed on such date, the market value attributable to the Synageva capital stock in the aggregate, or approximately 75% of the outstanding shares of the combined company calculated on a fully diluted basis, would equal $162,326,287.

The following table sets forth information concerning the beneficial ownership of (i) each person known to Trimeris to be the beneficial owner of more than five percent of Trimeris’ outstanding common stock, (ii) each current Trimeris director and each nominee for director, including persons who are expected to become directors of the combined company following the completion of the Merger, and (iii) all current Trimeris directors and officers as a group, prior to the completion of the Merger and immediately following the completion of the Merger. The pre-merger percentage of beneficial ownership is calculated in relation to the 22,399,649 shares of Trimeris common stock (net of treasury shares) that were outstanding as of September 21, 2011 and the post-merger percentage of beneficial ownership is calculated in relation to the 87,901,307 shares of common stock of the combined company outstanding upon completion of the Merger, assuming that the Exchange Ratio to be used in connection with the Merger is approximately 2.078 shares of Trimeris common stock for each share of Synageva capital stock (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus). Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Synageva capital stock and Trimeris common stock issuable pursuant to the exercise of stock options or other securities that are exercisable or convertible into shares of Synageva capital stock and Trimeris common stock, as applicable, within 60 days of September 21, 2011. Other than commitments under the Merger Agreement, as described in this joint proxy statement/prospectus, and commitments to issue shares upon the exercise of options to purchase shares of Trimeris common stock, Trimeris has no present commitments to the stockholders listed below with respect to the issuance of shares of Trimeris common stock.

	Pre-Merger		Post-Merger
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class	Amount of Beneficial Ownership	Percent of Class
5% Stockholders
HealthCor Management, L.P.(1)	4,413,657	19.7%	4,413,657	5.0%
Baker Bros. Advisors LLC(2)	3,515,475	15.7%	31,841,391	36.2%
Perceptive Advisors LLC(3)	2,341,500	10.4%	2,341,500	*
Renaissance Technologies LLC(4)	1,268,000	5.7%	1,268,000	*

Current Trimeris directors and directors of the combined company
Felix J. Baker(5)	3,625,475	16.1%	31,951,403	36.3%
Julian C. Baker(5)	3,620,475	16.1%	31,946,403	36.3%
Martin A. Mattingly(6)	600,088	2.6%	640,920	*
Stephen R. Davis(7)	80,000	*	80,000	*
Barry D. Quart(8)	76,250	*	76,250	*
James R. Thomas(9)	28,333	*	135,000	*
Srini Akkaraju(10)	0	*	8,619,685	9.8%
Stephen R. Biggar(11)	510	*	510	*
Mark Goldberg(12)	0	*	61,556	*
Thomas R. Malley(13)	0	*	236,665	*
Sanj K. Patel(14)	0	*	1,979,999	2.2%
Robyn Samuels	0	*	0	*
All Trimeris officers and directors as a group (6 persons)	4,515,146	19.3%	32,841,074	37.0%

*	Less than 1%.
(1)	Information in the table and this footnote is based solely upon information contained in a Schedule 13-D/A filed with the SEC on March 16, 2010 (which filing constitutes Amendment No. 9 to a Schedule 13-D filed with the SEC on August 8, 2007) by HealthCor Management L.P. (“HealthCor”). HealthCor beneficially owns 4,413,657 shares as investment manager of HealthCor L.P., HealthCor Offshore Master Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (collectively, the “HealthCor Funds”). HealthCor Associates, LLC is the general partner of HealthCor and Arthur Cohen and Joseph Healy, as the managers of HealthCor Associates, LLC, have voting and investment power over the shares held by the HealthCor Funds. The address of the HealthCor Funds is Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019.
(2)	Information in the table and this footnote is based solely upon information provided to Trimeris by Felix J. Baker and Julian C. Baker and information contained in a Schedule 13D/A filed with the SEC on June 17, 2011. Baker Bros. Advisors LLC (“Baker Bros.”) beneficially owns 3,515,475 shares of Trimeris common stock through the following limited partnerships: FBB Associates; Baker Tisch Investments, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; 667, L.P.; Baker Biotech Fund II (A), L.P.; Baker Brothers Life Sciences, L.P.; and 14159, L.P. The address of Baker Bros. is 667 Madison Avenue, 21st Floor, New York, New York 10065.

(3)	Information in the table and this footnote is based solely upon information contained in a Schedule 13-G filed with the SEC on July 29, 2011, a Form 3 filed with the SEC on July 29, 2011 and Form 4s filed with the SEC on August 5, 2011 and August 10, 2011 by Perceptive Advisors LLC (“Perceptive Advisors”). Perceptive Advisors beneficially owns these shares, which are held by a private investment fund to which Perceptive Advisors serves as the investment manager, and has shared voting and investment power over such shares. Joseph Edelman is the managing member of Perceptive Advisors. The address of Perceptive Advisors is 499 Park Avenue, 25th Floor, New York, New York 10022.
(4)	Information in the table and this footnote is based solely upon information contained in a Schedule 13F filed with the SEC on March 31, 2011 by Renaissance Technologies LLC (“RTC”), James H. Simons (“Simons”), and Renaissance Technologies Holdings Corporation (“RTHC”). RTC and RTHC each hold sole voting and dispositive power over these shares. Simons beneficially owns no shares because he is no longer deemed to be a control person of RTC. The address of RTC, Simons, and RTHC is 800 Third Avenue, New York, New York 10022.
(5)	Information in the table and this footnote is based solely upon information provided to Trimeris by Felix J. Baker and Julian C. Baker and in a Schedule 13D/A filed with the SEC on June 17, 2011. Each has shared voting and investment power over 3,515,475 shares indirectly owned through the following limited partnerships: FBB Associates; Baker Tisch Investments, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; 667, L.P.; Baker Biotech Fund II (A), L.P.; Baker Brothers Life Sciences, L.P.; and 14159, L.P. Felix J. Baker and Julian C. Baker each disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. Additionally, Felix J. Baker owns 110,000 options to purchase Trimeris common stock exercisable within 60 days of September 21, 2011 and Julian C. Baker owns 105,000 options to purchase Trimeris common stock exercisable within 60 days of September 21, 2011. The address of each of Felix J. Baker and Julian C. Baker is 667 Madison Avenue, 21st Floor, New York, New York 10065.
(6)	Consists of 23,656 shares held in Dr. Mattingly’s 401(k) plan account and 576,432 options to purchase Trimeris common stock exercisable within 60 days of September 21, 2011. The post-merger beneficial ownership reflects the acceleration of all options to purchase Trimeris common stock that were outstanding and unvested as of September 21, 2011. Dr. Mattingly holds sole voting power and sole investment power over the shares in his 401(k) plan account. The address of Dr. Mattingly is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.
(7)	Consists of 80,000 options to purchase Trimeris common stock exercisable within 60 days of September 21, 2011. The address of Mr. Davis is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.
(8)	Consists of 76,250 options to purchase Trimeris common stock exercisable within 60 days of September 21, 2011. The address of Dr. Quart is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.
(9)	Consists of 28,333 options to purchase Trimeris common stock exercisable within 60 days of September 21, 2011. The post-merger beneficial ownership reflects the acceleration of all options to purchase Trimeris common stock that were outstanding and unvested as of September 21, 2011. The address of Mr. Thomas is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.
(10)	Dr. Akkaraju has shared voting and investment power over the 4,148,068 shares of Synageva preferred stock beneficially owned by New Leaf Ventures II, L.P. The address of Dr. Akkaraju is: c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.
(11)	Includes 510 shares of Trimeris common stock owned by Dr. Biggar as of September 21, 2011. Excludes shares of Trimeris common stock beneficially owned by Dr. Felix Baker, Mr. Julian Baker, and Baker Bros., as to which Dr. Biggar disclaims beneficial ownership. The address of Dr. Biggar is: c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.
(12)	Includes 29,623 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011. The address of Dr. Goldberg is: c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.
(13)

Includes 32,206 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011 and 3,972 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of

September 21, 2011. The address of Mr. Malley is: c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.
(14)	Includes 949,645 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011. Includes 694 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011. The address of Mr. Patel is: c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.

Because the market price of Trimeris common stock is subject to fluctuation, the market value of the shares of Trimeris common stock that holders of Synageva capital stock will receive in the Merger may increase or decrease. The foregoing information reflects only historical information. This information may not provide meaningful information to Synageva stockholders in determining whether to approve the Synageva Merger Proposal. Synageva stockholders are urged to obtain current market quotations for Trimeris common stock and to review carefully the other information contained in this joint proxy statement/prospectus or referenced in this joint proxy statement/prospectus. Historical stock prices are not indicative of future stock prices.

Following the completion of the Merger and successful reapplication to NASDAQ for initial inclusion of Trimeris common stock on the NASDAQ Global Market, the common stock of Trimeris, including the shares of Trimeris common stock issued to Synageva stockholders in connection with the Merger, will continue to be listed on the NASDAQ Global Market.

Synageva

As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, Synageva had a total of 185 stockholders.

Synageva has never paid a dividend on its capital stock. Any determination to pay dividends to holders of Synageva capital stock in the future will be at the discretion of the Synageva board of directors and will depend on many factors, including Synageva’s financial condition, results of operations, general business conditions, and any other factors the Synageva board of directors deems relevant.

Synageva is a private company and shares of its capital stock are not publicly traded.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the other documents referred to or incorporated by reference into this joint proxy statement/prospectus contain or may contain “forward-looking statements” of Trimeris within the meaning of Section 21E of the Exchange Act, which is applicable to Trimeris, but not Synageva, because Trimeris, unlike Synageva, is a public company subject to the reporting requirements of the Exchange Act. For this purpose, any statements contained herein, other than statements of historical fact, may be forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements that include words such as “may”, “will”, “project”, “might”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue” or “pursue” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents referred to or incorporated by reference and relate to a variety of matters, including but not limited to (i) the timing and anticipated completion of the proposed Merger, (ii) the benefits expected to result from the proposed Merger, (iii) the anticipated business of the combined company following the completion of the proposed Merger, and (iv) other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations, and assumptions of management are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus and those that are referred to or incorporated by reference into this joint proxy statement/prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from those described in forward-looking statements contained herein include, but are not limited to:

•	any operational or cultural difficulties associated with the integration of the businesses of Trimeris and Synageva;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger;

•	unexpected costs, charges or expenses resulting from the proposed Merger;

•	litigation or adverse judgments relating to the proposed Merger;

•

risks relating to the completion of the proposed Merger, including the risk that the required stockholder approvals might not be obtained in a timely manner or at all or that other conditions to the completion of the Merger will not be satisfied;

•	any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the Merger; and

•	any changes in general economic and/or industry-specific conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of documents referred to in this joint proxy statement/prospectus, as of the date of those documents. Trimeris disclaims any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

In addition to the other information included and referred to in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33, you should carefully consider the following risk factors before deciding how to vote your shares of Trimeris common stock at the Trimeris special meeting and/or your shares of Synageva capital stock at the Synageva special meeting. These factors should be considered in conjunction with the other information included by Trimeris and Synageva in this joint proxy statement/prospectus. If any of the risks described below or referred to in this joint proxy statement/prospectus actually materialize, the business, financial condition, results of operations, or prospects of Trimeris, Synageva, and/or the combined company, or the stock price of Trimeris and/or the combined company, could be materially and adversely affected.

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of Trimeris common stock and if the market price of Trimeris common stock fluctuates, the market value of the shares of Trimeris common stock to be received by the Synageva stockholders in connection with the Merger is subject to change prior to the completion of the Merger.

The aggregate percentage of shares of Trimeris common stock to be issued to Synageva stockholders is expected to represent an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger. The Exchange Ratio, as such ratio is calculated pursuant to the formula set forth in the Merger Agreement, is based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis as of immediately prior to the completion of the Merger, and will not be determined until that time.

The Exchange Ratio will be adjusted upward or downward only as a result of changes to the outstanding capital stock of either or both of Trimeris and Synageva, in each case calculated on a fully diluted basis as of immediately prior to the completion of the Merger. No adjustments to the Exchange Ratio will be made based on changes in the trading price of Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger. Changes in the trading price of Trimeris common stock or the value of Synageva capital stock may result from a variety of factors, including, among others, general market and economic conditions, changes in Trimeris’ or Synageva’s respective businesses, operations, and prospects, market assessment of the likelihood that the Merger will be completed as anticipated or at all, and regulatory considerations. Many of these factors are beyond Trimeris’ or Synageva’s control. As a result, the value of the shares of Trimeris common stock issued to Synageva stockholders in connection with the Merger could be substantially less or substantially more than the current market value of Trimeris common stock.

The issuance of shares of Trimeris common stock to Synageva stockholders in connection with the Merger will substantially dilute the voting power of current Trimeris stockholders.

Pursuant to the terms of the Merger Agreement, it is anticipated that Trimeris will issue shares of Trimeris common stock to Synageva stockholders representing approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger. After such issuance, the shares of Trimeris common stock outstanding immediately prior to the completion of the Merger will represent approximately 25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger. Accordingly, the issuance of shares of Trimeris common stock to Synageva stockholders in connection with the Merger will significantly reduce the relative voting power of each share of Trimeris common stock held by current Trimeris stockholders.

The announcement and pendency of the Merger could have an adverse effect on Trimeris’ stock price and/or the business, financial condition, results of operations, or business prospects for Trimeris and/or Synageva.

While there have been no significant adverse effects to date, the announcement and pendency of the Merger could disrupt Trimeris’ and/or Synageva’s businesses in the following ways, among others:

•

third parties may seek to terminate and/or renegotiate their relationships with Trimeris or Synageva as a result of the Merger, whether pursuant to the terms of their existing agreements with Trimeris and/or Synageva or otherwise; and

•

the attention of Trimeris and/or Synageva management may be directed toward the completion of the Merger and related matters and may be diverted from the day-to-day business operations of their respective companies, including from other opportunities that might otherwise be beneficial to Trimeris or Synageva.

Should they occur, any of these matters could adversely affect the stock price of Trimeris or harm the financial condition, results of operations, or business prospects of Trimeris, Synageva, and/or the combined company.

Failure to complete the Merger could negatively impact Trimeris’ and Synageva’s respective businesses, financial condition, or results of operations or Trimeris’ stock price.

The completion of the Merger is subject to a number of conditions and there can be no assurance that the conditions to the completion of the Merger will be satisfied. If the Merger is not completed, Trimeris and/or Synageva, as applicable, will be subject to several risks, including:

•

the current trading price of Trimeris common stock may reflect a market assumption that the Merger will occur, meaning that a failure to complete the Merger could result in a decline in the price of Trimeris common stock;

•

certain executive officers and/or directors of Trimeris may seek other employment opportunities, and the departure of any of Trimeris’ executive officers and the possibility that the company would be unable to recruit and hire an executive experienced with major pharmaceutical companies could negatively impact Trimeris’ future relationship with Roche;

•

the Trimeris board of directors will need to reevaluate Trimeris’ strategic alternatives, which alternatives may include a cash sale of the company, liquidation of the company, or other strategic transaction;

•	Trimeris may be delisted from the NASDAQ Global Market for failure to comply with NASDAQ listing requirements related to audit committee membership and annual stockholder meetings;

•	Trimeris may be required to pay a termination fee of $3 million to Synageva if the Merger Agreement is terminated by Synageva under certain circumstances;

•	Trimeris or Synageva, as applicable, may be required to reimburse the other party for expenses of up to $1.5 million if the Merger Agreement is terminated under certain circumstances;

•	Trimeris and Synageva are expected to incur substantial transaction costs in connection with the Merger whether or not the Merger is completed;

•	neither Trimeris nor Synageva would realize any of the anticipated benefits of having completed the Merger; and

•

under the Merger Agreement, each of Trimeris and Synageva is subject to certain restrictions on the conduct of its business prior to the completion of the Merger, which restrictions could adversely affect their ability to realize certain of their respective business strategies or take advantage of certain business opportunities.

If the Merger is not completed, these risks may materialize and materially and adversely affect either or both companies’ respective businesses, financial condition, results of operations, or, in the case of Trimeris, its stock price.

Some of the directors and executive officers of Trimeris and Synageva have interests in the Merger that are different from, or in addition to, those of the other Trimeris and Synageva stockholders.

When considering the recommendation by the Trimeris board of directors that the Trimeris stockholders vote “for” each of the Trimeris Merger Proposals and the recommendation by the Synageva board of directors that the Synageva stockholders vote “for” the Synageva Merger Proposal, the Trimeris and Synageva stockholders should be aware that certain of the directors and executive officers of Trimeris and Synageva have arrangements that provide them with interests in the Merger that are different from, or in addition to, those of the stockholders of Trimeris and Synageva.

For instance, in connection with the Merger, Dr. Felix Baker, Mr. Davis and Dr. Quart, each a current director of the Trimeris board of directors, will continue to serve as a director of the combined company following the completion of the Merger, and the remaining directors of Trimeris will resign, effective as of the completion of the Merger.

Both Dr. Felix Baker and Mr. Julian Baker are directors of Trimeris and, together with their affiliated entities, hold an aggregate of approximately 16.5% of the outstanding shares of Trimeris common stock calculated on a fully diluted basis based on shares outstanding as of September 21, 2011. Dr. Felix Baker is a director of Synageva and Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, hold an aggregate of approximately 47.2% of the outstanding shares of Synageva capital stock calculated on a fully diluted basis based on shares outstanding as of September 21, 2011 and will be entitled to receive shares of Trimeris common stock in exchange for their shares of Synageva capital stock pursuant to the terms of the Merger Agreement, which is expected to result in Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, having beneficial ownership of approximately 36.3% of the outstanding shares of common stock of the combined company. In addition, Dr. Stephen Biggar is a director of Synageva, a Trimeris stockholder, and a partner of Baker Brothers Investments, an affiliate of Dr. Felix Baker and Mr. Julian Baker. Dr. Biggar disclaims beneficial ownership over shares of Trimeris common stock and Synageva capital stock held by Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities.

In accordance with the terms of their respective employment agreements, the employment of Dr. Martin Mattingly, Trimeris’ Chief Executive Officer, and Mr. James Thomas, Trimeris’ Chief Financial Officer, will automatically terminate on the 60th day following the completion of the Merger and they will be entitled to receive severance benefits of approximately $852,534 and $473,918, respectively, in connection with such termination. In addition, the directors and executive officers of Trimeris have stock options that provide for accelerated vesting in connection with the Merger. Such unvested stock options are exercisable for approximately 298,899 shares of Trimeris common stock with an aggregate acceleration value of approximately $51,050.

The following current directors of Synageva will serve as directors on the board of directors of the combined company following the completion of the Merger and will be entitled to receive certain cash and equity compensation as a director thereof: Dr. Felix Baker, Mr. Sanj K. Patel, Dr. Srini Akkaraju, Dr. Stephen Biggar, Dr. Mark Goldberg, Mr. Thomas Malley, and Ms. Robyn Samuels. Likewise, certain officers of Synageva will continue to serve as executive officers of the combined company following the completion of the Merger, with the aggregate amount of the salaries to be paid to such executive officers expected to equal approximately $1,313,490.

In addition, certain of Synageva’s current executive officers and directors are expected to own shares of common stock of the combined company and/or options to purchase shares of common stock of the combined company following the completion of the Merger. The following table sets forth information as of June 13, 2011, regarding the beneficial ownership of the combined company for each executive officer and director of Synageva following the Merger. Percentage of beneficial ownership is calculated in relation to 87,901,307 shares of common stock of the combined company outstanding upon completion of the Merger, assuming that the Exchange Ratio to be used in connection with the Merger is approximately 2.078 shares of Trimeris common stock for each share of Synageva capital stock (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus). Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Synageva capital stock, and if applicable, shares of Trimeris common stock, issuable pursuant to the exercise of stock options or other securities that are exercisable or convertible into shares of Synageva capital stock or Trimeris common stock, as applicable, within 60 days of September 21, 2011. The table also sets forth the total number of additional options that each executive officer and director of Synageva will have the right to acquire following the Merger, but which are not exerciseable within 60 days of September 21, 2011.

Name	Total Shares to be Beneficially Owned Following the Merger(1)	Total Additional Options to be Held Following the Merger(2)	Combined Company Beneficial Ownership Percentage Following the Merger(3)
Srini Akkaraju	8,619,685	0	9.8%
Felix J. Baker	31,951,403	15,000	36.3%
Stephen R. Biggar	510	0	*
Mark Goldberg	61,556	42,343	*
Thomas R. Malley	236,665	36,976	*
Robyn Samuels	0	0	*
Sanj K. Patel	1,979,999	1,821,105	2.2%
Carsten Boess	0	805,247	*
Anthony G. Quinn	301,742	495,115	*
Eric Grinstead	216,240	232,896	*

*	Less than 1%.
(1)	Comprised of shares of Synageva common stock and securities convertible into Synageva common stock within 60 days of September 21, 2011, and in addition, with respect to Dr. Felix Baker, shares of Trimeris common stock and options to acquire Trimeris common stock within 60 days of September 21, 2011, each as more fully described in the table and related footnotes set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on page 227.
(2)	Represents the number of options to acquire Synageva capital stock, which will be assumed by Trimeris upon completion of the Merger, and with respect to Dr. Felix Baker the number of options to acquire Trimeris common stock. These options are not exerciseable within 60 days of September 21, 2011.
(3)	Does not include the options referenced in footnote 2 of this table.

The directors and executive officers of Trimeris and Synageva also have certain rights to indemnification and to directors’ and officers’ liability insurance that will be provided by the combined company following the completion of the Merger. See the sections entitled “The Merger—Interests of Trimeris Directors and Executive Officers in the Merger” and “The Merger—Interests of Synageva Directors and Executive Officers in the Merger” beginning on pages 98 and 101, respectively.

The Trimeris Special Committee, the Synageva Transaction Committee, and the board of directors of each of Trimeris and Synageva were aware of these potential interests and considered them in making their respective recommendations to approve the Trimeris Merger Proposals, with respect to the Trimeris stockholders, and to approve the Synageva Merger Proposal, with respect to the Synageva stockholders.

The Merger Agreement and the voting agreements contain provisions that could discourage or make it difficult for a third party to acquire Trimeris or Synageva prior to the completion of the Merger.

The Merger Agreement contains provisions that make it difficult for Trimeris or Synageva to entertain a third-party proposal for an acquisition of Trimeris or Synageva. These provisions include the general prohibition on Trimeris’ and Synageva’s soliciting or engaging in discussions or negotiations regarding any alternative acquisition proposal, the requirement that Trimeris pay a termination fee of $3 million to Synageva if the Merger Agreement is terminated by Synageva in specified circumstances, the requirement that Trimeris or Synageva, as applicable, pay the other party’s expenses up to a maximum of $1.5 million if the Merger Agreement is terminated in specified circumstances, and the requirement that Trimeris and Synageva submit the Trimeris Merger Proposals or Synageva Merger Proposal, as applicable, to a vote of their respective stockholders even if their respective board of directors changes its recommendation with respect to the Trimeris Merger Proposals or Synageva Merger Proposal, as applicable. See the sections entitled “The Merger Agreement—No Solicitation”, “The Merger Agreement—Board Recommendations” and “The Merger Agreement—Termination Fees and Expenses” beginning on pages 121, 122, and 126, respectively.

Pursuant to the voting agreements entered into between (i) Trimeris, Synageva and the directors, executive officers, and certain stockholders of Synageva and (ii) Synageva and the directors, executive officers, and certain stockholders of Trimeris, each such director, executive officer, and applicable stockholder has agreed not to take any actions that Trimeris or Synageva, as applicable, is prohibited from taking pursuant to the no-solicitation restrictions contained in the Merger Agreement. See the section entitled “The Voting Agreements” beginning on page 127.

In addition, holders of shares representing approximately 87.9% of the outstanding voting power of Synageva as of September 21, 2011 are subject to a voting agreement, pursuant to which the holders of such shares have agreed to vote in favor of the Synageva Merger Proposal and Synageva is required under the terms of the Merger Agreement to convene and hold the Synageva special meeting regardless of any change in the recommendation of the Synageva board of directors. Likewise, holders of shares representing approximately 15.8% of the outstanding voting power of Trimeris common stock as of September 21, 2011 are subject to a voting agreement, pursuant to which the holders of such shares have agreed to vote in favor of the Trimeris Merger Proposals and Trimeris is required under the terms of the Merger Agreement to convene and hold the Trimeris special meeting regardless of any change in the recommendation of the Trimeris board of directors.

These provisions might discourage an otherwise interested third party from considering or proposing an acquisition of Trimeris or Synageva, even one that may be deemed of greater value than the Merger to Trimeris stockholders or Synageva stockholders, as applicable. Furthermore, even if a third party elects to propose an acquisition, the concept of a termination fee or payment of the other party’s expenses may result in that third party’s offering of a lower value to Trimeris stockholders or Synageva stockholders, as applicable, than such third party might otherwise have offered.

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, the stockholders of Synageva may be required to pay substantial U.S. federal income taxes as a result of the Merger.

Trimeris and Synageva intend, and will be relying on the opinion of their respective tax counsel, that the Merger will qualify as a “reorganization” under Section 368(a) of the Code. Trimeris and Synageva currently anticipate that the U.S. holders of shares of Synageva capital stock generally will not recognize taxable gain or loss as a result of the Merger. However, neither Trimeris nor Synageva has requested, or intends to request, a ruling from the Internal Revenue Service (the “IRS”) with respect to the tax consequences of the Merger, and there can be no assurance that the companies’ position or the opinion of either company’s respective tax counsel would be sustained if challenged by the IRS. Accordingly, if there is a final determination that the Merger does not qualify as a “reorganization” under Section 368(a) of the Code and is taxable for U.S. federal income tax purposes, Synageva stockholders generally would recognize taxable gain or loss on their receipt of Trimeris common stock in connection with the Merger equal to the difference between such stockholder’s adjusted tax basis in their shares of Synageva capital stock and the fair market value of the Trimeris common stock and cash received in lieu of fractional shares, if any. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108.

Risks Related to the Combined Company if the Merger Is Completed

The failure to integrate successfully the businesses of Trimeris and Synageva in the expected timeframe could adversely affect the combined company’s future results following the completion of the Merger.

The success of the Merger will depend, in large part, on the ability of the combined company following the completion of the Merger to realize the anticipated benefits from combining the businesses of Trimeris and Synageva.

The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Merger.

Potential difficulties that may be encountered in the integration process include the following:

•	using the combined company’s cash and other assets efficiently to develop the business of the combined company;

•	appropriately managing the liabilities of the combined company;

•	potential unknown or currently unquantifiable liabilities associated with the Merger and the operations of the combined company;

•	potential unknown and unforeseen expenses, delays or regulatory conditions associated with the Merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

The Merger will result in changes to the Trimeris board of directors and the combined company may pursue different strategies than either Trimeris or Synageva may have pursued independently.

If the parties complete the Merger, the composition of the Trimeris board of directors will change in accordance with the Merger Agreement. Following the completion of the Merger, the combined company’s board of directors will consist of nine members, including one of the current directors of both Trimeris and Synageva, two of the current directors of Trimeris, and six of the current directors of Synageva. Currently, it is anticipated that the combined company will continue to advance the product development efforts and business strategies of Synageva. However, because the composition of the board of directors of the combined company will consist of directors from both Trimeris and Synageva, the combined company may determine to pursue certain business strategies that neither Synageva nor Trimeris would have pursued independently.

Ownership of the combined company’s common stock may be highly concentrated, and it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company’s stock price to decline.

Upon completion of the Merger, Synageva’s executive officers and directors continuing with the combined company, together with their respective affiliates, are expected to beneficially own or control approximately 48% of the combined company (see the sections entitled “Synageva Security Ownership of Certain Beneficial Owners and Management” beginning on page 225 and “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on page 227 for more information on the estimated ownership of the combined company following the Merger). Accordingly, these executive officers, directors and their affiliates, acting individually or as a group, will have substantial influence over the outcome of a corporate action of the combined company requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company’s assets or any other significant corporate transaction. These stockholders may also exert influence in delaying or preventing a change in control of the combined company, even if such change in control would benefit the other stockholders of the combined company. In addition, the significant concentration of stock ownership may adversely affect the market value of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

If the combined company is unable to retain and recruit qualified scientists and advisors, or if any of its key executives, key employees or key consultants discontinues his or her employment or consulting relationship with the combined company, it may delay the combined company’s development efforts or otherwise harm its business.

The loss of any of the combined company’s key employees or key consultants could impede the achievement of the combined company’s research and development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future is critical to the combined company’s success. The combined company may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, biopharmaceutical, and health care companies, universities, and non-profit research institutions for experienced scientists and other disciplines. Although Synageva has not experienced difficulty attracting and retaining qualified employees to date, these circumstances may impact Synageva’s ability to recruit and retain qualified personnel in the future. Certain of the combined company’s officers, directors, scientific advisors, and/or consultants or certain of the officers, directors, scientific advisors, and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors, and/or consultants of other biopharmaceutical or biotechnology companies. The combined company may not maintain “key man” insurance policies on any of its officers or employees. Synageva currently has an employment contract with its Chief Executive Officer, Sanj K. Patel, and has delivered offer letters to other executive officers which provide for certain severance benefits, each as described in the section entitled “Management of the Combined Company Following the Merger—Executive Compensation” beginning on page 219. Consistent with Synageva’s current employment policies, all of the combined company’s employees will be employed “at will” and, therefore, each employee may leave the employment of the combined company at any time. If the combined company is unable to retain Synageva’s existing employees, including qualified scientific personnel, and attract additional qualified candidates, the combined company’s business and results of operations could be adversely affected. Synageva is not aware of any key personnel who intend to retire or otherwise leave Synageva or the combined company in the near future.

The success of the combined company will depend in part on relationships with third parties, which relationships may be affected by third-party preferences or public attitudes about the Merger. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition, or results of operations.

The combined company’s success will be dependent on its ability to maintain and renew the business relationships of both Trimeris and Synageva and to establish new business relationships. There can be no assurance that the management of the combined company will be able to maintain such business relationships, or enter into or maintain new business contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on the business, financial condition, or results of operations of the combined company.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this joint proxy statement/prospectus and the financial forecasts prepared by Trimeris and Synageva in connection with discussions concerning the Merger.

The future results of the combined company may be materially different from those shown in the unaudited pro forma condensed combined financial statements presented in this joint proxy statement/prospectus, which show only a combination of the historical results of Trimeris and Synageva, and the financial forecasts prepared by Trimeris and Synageva in connection with discussions concerning the Merger. Trimeris and Synageva expect to incur significant costs associated with the completion of the Merger and combining the operations of the two companies. The exact magnitude of these costs are not yet known, but are estimated to be approximately $2.2 million. Furthermore, these costs may decrease the capital that the combined company could use for continued development of the combined company’s business in the future or may cause the combined company to seek to raise new capital sooner than expected.

The combined company’s ability to utilize Trimeris’ net operating loss and tax credit carryforwards in the future is subject to substantial limitations and may be further limited as a result of the Merger.

Federal and state income tax laws impose restrictions on the utilization of net operating loss (“NOL”) and tax credit carryforwards in the event that an “ownership change” occurs for tax purposes, as defined by Section 382 of the Code. In general, an ownership change occurs when shareholders owning 5% or more of a “loss corporation” (a corporation entitled to use NOL or other loss carryforwards) have increased their aggregate ownership of stock in such corporation by more than 50 percentage points during any three-year period. If an “ownership change” occurs, Section 382 of the Code imposes an annual limitation on the amount of post-ownership change taxable income that may be offset with pre-ownership change NOLs of the loss corporation experiencing the ownership change. The annual limitation is calculated by multiplying the loss corporation’s value immediately before the ownership change by the greater of the long-term tax-exempt rate determined by the IRS in the month of the ownership change or the two preceding months. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. Section 383 of the Code also imposes a limitation on the amount of tax liability in any post-ownership change year that can be reduced by the loss corporation’s pre-ownership change tax credit carryforwards.

In 2008, an “ownership change” occurred with respect to Trimeris, and it is expected that the Merger will result in another “ownership change” of Trimeris. Accordingly, the combined company’s ability to utilize Trimeris’ NOL and tax credit carryforwards may be substantially limited. These limitations could, in turn, result in increased future tax payments for the combined company, which could have a material adverse effect on the business, financial condition, or results of operations of the combined company.

The combined company may be unable to raise the substantial additional capital that it will need to further develop and commercialize its products.

As is typical of biotechnology companies at the combined company’s stage of development, the combined company will need substantial additional funds to further develop and commercialize its products. Based on current operating plans of Synageva and Trimeris, the current resources of the combined company are expected to be sufficient to fund its planned operations into the first quarter of 2013, at which point the combined company is expected to be conducting double-blind, placebo-controlled trials for SBC-102, although such clinical trials may not proceed on the anticipated schedule for various reasons described elsewhere in the section entitled “Risk Factors—Risks Related to Synageva”.

While the combined company will need to seek additional funding, it may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of the combined company’s financings may be dilutive to, or otherwise adversely affect, holders of its common stock. The combined company may also seek additional funds through arrangements with collaborators or other third parties. These arrangements would generally require the combined company to relinquish rights to some of its technologies, product candidates or products, and the combined company may not be able to enter into such agreements, on acceptable terms, if at all. If the combined company is unable to obtain additional funding on a timely basis, it may be required to curtail or terminate some or all of its development programs, including some or all of its product candidates.

The price of Trimeris common stock after the Merger is completed may be affected by factors different from those currently affecting the shares of Trimeris.

Upon completion of the Merger, holders of Synageva capital stock will become holders of Trimeris common stock. The business of Trimeris differs significantly from the business of Synageva and, accordingly, the results of operations of the combined company and the trading price of Trimeris common stock following the completion of the Merger may be significantly affected by factors different from those currently affecting the independent results of operations of Trimeris because the combined company will be conducting costly drug development activities not undertaken by Trimeris prior to the completion of the Merger and earnings of the combined company, if any, will be significantly less than Trimeris’ historical earnings. For a discussion of the businesses of Trimeris and Synageva and of certain factors to consider in connection with those businesses, see the sections entitled “Trimeris’ Business”, “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Synageva’s Business”, “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited and unaudited historical financial statements of Trimeris and Synageva, including the notes thereto, which are included elsewhere in this joint proxy statement/prospectus, and the other information contained in this joint proxy statement/prospectus.

NASDAQ considers the anticipated Merger a “reverse merger” and therefore has required that Trimeris submit a new listing application, which requires certain actions on the part of the combined company which may not be successful and, if unsuccessful, could make it more difficult for holders of shares of the combined company to sell their shares.

NASDAQ considers the Merger proposed in this joint proxy statement/prospectus a “reverse merger” and has required that Trimeris submit a new listing application. NASDAQ may not approve Trimeris’ new listing application for the NASDAQ Global Market on a timely basis, or at all. If this occurs and the Merger is still completed, you may have difficulty converting your investments into cash effectively.

Additionally, as part of the new listing application, Trimeris will be required to submit, among other things, a plan for the combined company to conduct a reverse stock split. A reverse stock split would likely increase the per share trading price by an as yet undetermined multiple. The change in share price may affect the volatility and liquidity of the combined company’s stock, as well as the marketplace’s perception of the stock. As a result, the relative price of the combined company’s stock may decline and/or fluctuate more than in the past, and you may have trouble converting your investments in the combined company into cash effectively.

The combined company’s management will be required to devote substantial time to comply with public company regulations.

As a public company, the combined company will incur significant legal, accounting and other expenses that Synageva did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules implemented by the SEC and the NASDAQ Global Market, impose various requirements on public companies, including those related to corporate governance practices. The combined company’s management and other personnel will need to devote a substantial amount of time to these requirements. Certain members of Synageva’s management, which will substantially continue as the management of the combined company, do not have experience in addressing these requirements. Moreover, these rules and regulations will increase the combined company’s legal and financial compliance costs relative to those of Synageva and will make some activities more time consuming and costly.

Sarbanes-Oxley requires, among other things, that the combined company maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, the combined company must perform system and process evaluation and testing of its internal controls over financial reporting to allow management and the combined company’s independent registered public accounting firm to report on the effectiveness of its internal controls over financial reporting, as required by Section 404 of Sarbanes-Oxley (“Section 404”). The combined company’s compliance with Section 404 will require that it incur substantial accounting and related expenses and expend significant management efforts. The combined company may need to hire additional accounting and financial staff to satisfy the ongoing requirements of Section 404. Moreover, if the combined company is not able to comply with the requirements of Section 404, or if the combined company or its independent registered public accounting firm identifies deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses, the market price of the combined company’s stock could decline and the combined company could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC, or other regulatory authorities.

Material weaknesses may exist when the combined company reports on the effectiveness of its internal control over financial reporting for purposes of its reporting requirements.

Prior to the filing of the registration statement of which this joint proxy statement/prospectus forms a part, Synageva was not subject to Sarbanes-Oxley. Therefore, Synageva’s management and independent registered public accounting firm did not perform an evaluation of Synageva’s internal control over financial reporting as of December 31, 2010 in accordance with the provisions of Sarbanes-Oxley. Material weaknesses may exist when the combined company reports on the effectiveness of its internal control over financial reporting for purposes of its reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Section 404 following the completion of the Merger. The existence of one or more material weaknesses would preclude a conclusion that the combined company maintains effective internal control over financial reporting. Such a conclusion would be required to be disclosed in the combined company’s future Annual Reports on Form 10-K and could impact the accuracy and timing of its financial reporting and the reliability of its internal control over financial reporting, which could harm the combined company’s reputation and cause the market price of its common stock to drop.

Trimeris and Synageva do not expect the combined company to pay cash dividends.

Trimeris and Synageva anticipate that the combined company will retain its earnings, if any, for future growth and therefore does not anticipate paying cash dividends in the future. Investors seeking cash dividends should not invest in the combined company’s common stock for that purpose.

Anti-takeover provisions in the combined company’s charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the combined company difficult.

The combined company’s certificate of incorporation and bylaws, as amended, will contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock.

Because the lack of a public market for Synageva’s capital stock makes it difficult to evaluate the fairness of the Merger, Synageva’s stockholders may receive consideration in the Merger that is greater than or less than the fair market value of Synageva’s capital stock.

The outstanding capital stock of Synageva is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Synageva. Since the percentage of Trimeris common stock to be issued to Synageva’s stockholders was determined based on negotiations between the parties, it is possible that the value of the Trimeris common stock to be issued in connection with the Merger will be greater than the fair market value of Synageva. Alternatively, it is possible that the value of the shares of Trimeris common stock to be issued in connection with the Merger will be less than the fair market value of Synageva.

If any of the events described in “Risks Related to Trimeris” or “Risks Related to Synageva” occur, those events could cause the potential benefits of the Merger not to be realized.

Following the Effective Time, current Synageva officers and certain Synageva and Trimeris directors will direct the business and operations of the combined company. Additionally, Synageva’s business is expected to constitute most, if not all, of the business of the combined company following the Merger. As a result, the risks described below in the section entitled “Risks Related to Synageva” beginning on page 50 are among the most significant risks to the combined company if the Merger is completed. To the extent any of the events in the risks described below in either the section entitled “Risks Related to Trimeris” or “Risks Related to Synageva” occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s common stock to decline.

Risks Related to Trimeris

Trimeris is currently, and after the completion of the Merger the combined company will continue to be, subject to the risks described below.

Trimeris derives substantially all of its income from royalties on sales of FUZEON. If FUZEON sales continue to decline, Trimeris’ business will suffer.

Royalties on sales of FUZEON are currently Trimeris’ only significant source of revenue. FUZEON competes with numerous existing therapies for the treatment of HIV. From 2007 through the first quarter of 2011, overall FUZEON sales have declined. Trimeris cannot predict if or when sales levels for FUZEON will stabilize.

Trimeris is entirely dependent on Roche for the manufacture, sale, marketing, and distribution of FUZEON.

Trimeris currently has insufficient internal resources to support and implement the manufacture and worldwide sales, marketing, and distribution of pharmaceuticals. Trimeris currently relies solely on Roche for the manufacture, sales, marketing, and distribution of FUZEON pursuant to the Amended and Restated Agreement by and between Trimeris and Roche, effective as of January 1, 2011 (the “Roche License Agreement”), and Trimeris has no right to control the manufacture, sale, marketing, and distribution of FUZEON pursuant to such agreement. Accordingly, Trimeris’ business and results of operations depend upon Roche continuing to perform its obligations under the Roche License Agreement. Roche may terminate the Roche License Agreement as a whole or with respect to sales in one or more countries at any time with advance notice. If the Roche License Agreement is terminated and Trimeris is unable to enter into a new agreement with one or more other marketing partners, Trimeris would be required to develop internal manufacturing, sales, marketing, and distribution capabilities in order to continue the business of manufacturing and selling FUZEON. Trimeris would likely not be able to establish cost-effective manufacturing, sales, marketing, or distribution capabilities itself and Trimeris may not be able to make arrangements with third parties to perform these activities on acceptable terms on a timely basis, if at all. This would have a material adverse effect on Trimeris’ business, financial condition, results of operations, and the market price of Trimeris common stock.

The Roche License Agreement gives Roche control over all aspects of the commercialization of FUZEON, including:

•	manufacturing;

•	market identification;

•	marketing methods;

•	pricing;

•	drug positioning;

•	composition and deployment of sales force; and

•	promotional effort and activities.

FUZEON faces intense competition from other drug therapies for the treatment of HIV. If FUZEON is unable to compete successfully, Trimeris’ business will suffer.

FUZEON competes with numerous existing therapies, as well as a significant number of drugs that are currently under development and will become available in the future, for the treatment of HIV. For example, approximately 32 anti-HIV drugs are currently approved in the U.S. for the treatment of HIV, including drugs produced by GlaxoSmithKline plc, Bristol-Myers Squibb Company, Gilead Sciences Inc., Merck & Co., Inc., Roche, Pfizer Inc., Tibotec Pharmaceuticals and Abbott Laboratories. Of the currently approved drugs, only FUZEON is a viral fusion inhibitor.

Trimeris expects that FUZEON will face intense and increasing competition in the future as new drugs enter the market and advanced technologies become available. Trimeris cannot assure you that existing or new drugs for the treatment of HIV developed by Trimeris’ competitors will not be more effective, less expensive or more effectively marketed and sold than FUZEON.

Many of the manufacturers of competitors of FUZEON have significantly greater financial, technical, human and other resources than Trimeris does. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the value of their inventions for the treatment of HIV and are more actively seeking to commercialize the technology they have developed.

If FUZEON does not maintain its market acceptance, Trimeris’ business will be materially harmed.

FUZEON is the only drug candidate for which Trimeris has obtained FDA approval. Currently, Trimeris does not expect to engage in the research or development of any new drug candidates. Trimeris anticipates that for the foreseeable future, its ability to generate revenues and profits, if any, will depend entirely on the success of FUZEON.

FUZEON is delivered via a twice daily dosing by injection under the skin. All of the other currently approved drug treatments for HIV are delivered orally. Patients and physicians often do not readily accept daily injections of an anti-HIV drug treatment, which limits FUZEON’s acceptance in the market compared to competing drugs. Moreover, because peptides are expensive to manufacture, the price of FUZEON is higher than the prices of other currently approved anti-HIV drug treatments. The wholesale acquisition cost of one year’s supply of FUZEON in the U.S. is approximately $32,200. This price is significantly higher than any of the other approved anti-HIV drugs. Furthermore, the indication approved by the FDA is for the use of FUZEON in combination with other anti-HIV drugs and is more restrictive than the indication for other approved anti-HIV drugs. Physicians may not readily prescribe FUZEON due to cost-benefit considerations when compared with other anti-HIV drug treatments. Higher prices could also limit reimbursement coverage for FUZEON from third-party payors, such as private or government insurance programs. If Roche is unable to obtain and maintain reimbursement from a significant number of third-party payors, it would have a material adverse effect on Trimeris’ business, financial condition, and results of operations.

Future events could substantially decrease Trimeris’ royalty payments from Roche for sales of FUZEON.

Pursuant to the Roche License Agreement, if Roche determines in good faith that Roche must make payments under patent rights or know-how controlled by a third party that are necessary for the sale of FUZEON, Roche may reduce the royalties paid to Trimeris by 50% of the amount paid to such third party.

Trimeris cannot prevent the issuance or granting of valid third-party intellectual property rights in any jurisdiction or sales of third-party products that contain T-20. If such intellectual property rights emerge and Roche incurs payment obligations with respect to those rights, or a third party achieves significant market penetration with a product containing T-20, Trimeris’ business will suffer as royalty rates paid by Roche to Trimeris for sales of FUZEON could be substantially reduced.

If Roche cannot manufacture sufficient amounts of FUZEON, Trimeris’ financial condition and results of operations will be materially and adversely affected.

Peptide-based therapeutics are made from long chains of molecular building blocks called amino acids. FUZEON is a large peptide composed of a precise 36-amino acid sequence. Large peptides are difficult and expensive to manufacture because the process of creating commercial quantities of a large peptide is lengthy and complicated. The process Roche is currently using to manufacture FUZEON bulk drug substance requires approximately five months to complete and is extremely complicated, requiring over 100 separate, precisely controlled chemical reactions. As a result of this complex manufacturing process, Roche may encounter unexpected difficulties or expense in manufacturing FUZEON in the future.

Roche, or other third-party manufacturers that Trimeris may engage in the future, may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce and market FUZEON. The number of third-party manufacturers with the expertise and facilities to manufacture FUZEON bulk drug substance on a commercial scale is extremely limited. In addition, only a limited number of third-party manufacturers have the capability to produce a finished drug product on a commercial scale through a process involving lyophilization.

If Roche, or other third-party manufacturers that Trimeris may engage in the future, fails to produce the required commercial quantities of FUZEON bulk drug substance or finished drug product and Trimeris fails to promptly find one or more replacement manufacturers or develop its own manufacturing capabilities, Trimeris’ business and results of operations would suffer.

HIV is likely to develop resistance to FUZEON, which could adversely affect demand for FUZEON and harm Trimeris’ competitive position.

HIV is prone to genetic mutations that can produce viral strains resistant to particular drug treatments. HIV has developed resistance, in varying degrees, to each of the currently approved anti-HIV drug treatments, including FUZEON. As a result, combination therapy, or the prescribed use of three or more anti-HIV drugs, has become the preferred method of treatment for HIV-infected patients because in combination these drugs may prove effective against strains of HIV that have become resistant to one or more of the drugs in the combination. HIV has demonstrated the ability to develop resistance to FUZEON, as it has with respect to all other currently marketed anti-HIV drugs. If HIV, in a wide patient population, develops resistance to FUZEON when used in combination therapy, it would adversely affect demand for FUZEON and harm Trimeris’ competitive position.

If Roche does not maintain good manufacturing practices, it could negatively impact Trimeris’ business.

The FDA and other regulatory authorities require that FUZEON be manufactured according to the FDA’s current good manufacturing practice (“cGMP”) regulations. The failure by Roche or any other third-party manufacturers to maintain compliance with cGMP and/or maintain the manufacturing processes needed to meet the demand for FUZEON could lead the FDA to withdraw approvals previously granted or could lead to other regulatory action that could harm Trimeris’ business.

Trimeris depends on patents and proprietary rights, which may offer only limited exclusive protection and do not protect against infringement. If Trimeris is unable to protect its patents and proprietary rights, its assets and business could be materially harmed.

Trimeris’ success depends in part on its ability to obtain, maintain, and enforce patents and other proprietary rights for FUZEON. Patent law relating to the scope of claims in the biotechnology field in which Trimeris operates is still evolving and involves a great deal of uncertainty.

Although Trimeris owns or exclusively licenses patents relating to FUZEON, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of Trimeris’ patents. Trimeris cannot assure how much protection, if any, its patents will provide if Trimeris attempts to enforce them and/or if the patents are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge Trimeris’ patents or that challenges will result in limitations of the patents’ coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If Trimeris is unsuccessful in such litigation, third parties may be able to use Trimeris’ patented technologies without paying licensing fees or royalties to Trimeris.

Moreover, competitors may infringe Trimeris’ patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, Trimeris may need to file infringement claims against third parties. Such proceedings are expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a Trimeris patent is not valid or enforceable or may refuse to stop the other party from using the technology at issue on the grounds that its technology is not covered by Trimeris’ patents. Policing the unauthorized use of Trimeris’ intellectual property is difficult and Trimeris cannot assure you that it will be able to prevent infringement or misappropriation of its proprietary rights, particularly in countries where the laws may not protect such rights as fully as they are protected in the U.S.

Recently, several generic drug makers in countries such as India have offered to sell HIV drugs currently protected under U.S. patents to patients in Africa at prices significantly below those offered by the drugs’ patent holders in other countries. There is a risk that these drugs produced by the generic drug makers could be illegally made or imported into the U.S. and other countries at prices below those charged by the drugs’ patent holders. If any of these actions occur with respect to FUZEON, it could limit the price that Trimeris can charge for FUZEON.

In addition to Trimeris’ patented technology, Trimeris also relies on unpatented technology, trade secrets and confidential information. Trimeris may not be able to effectively protect its rights to this technology or information. Other parties may independently develop substantially equivalent techniques and information or otherwise gain access to or disclose Trimeris’ technology. Trimeris requires each of its employees, consultants, and corporate partners to execute a confidentiality agreement at the commencement of an employment, consulting, or collaborative relationship with Trimeris. However, these agreements may not provide effective protection of Trimeris’ technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

The occurrence of any of these risks could have a material adverse effect on Trimeris’ business, financial condition, results of operations, and the market price of Trimeris common stock.

If the sale of FUZEON infringes the proprietary rights of third parties, Trimeris could have to obtain licenses, pay damages or defend litigation.

If the sale of FUZEON infringes the proprietary rights of third parties, Trimeris could incur substantial costs and might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	pay damages; and/or

•	defend litigation or administrative proceedings which might be costly whether Trimeris wins or loses, and which could result in a substantial diversion of financial and management resources.

Any of these events could substantially harm Trimeris’ earnings, financial condition, and operations.

On November 20, 2007, Novartis Vaccines and Diagnostics, Inc. (“Novartis”) filed a lawsuit against Trimeris, Roche and certain of its affiliated entities, alleging infringement of Novartis’ U.S. Patent No. 7,285,271 B1, entitled “Antigenic Composition Comprising an HIV gag or env Polypeptide” (the “‘271 Patent”), related to the manufacture, sale and offer for sale of FUZEON. On September 23, 2010, Trimeris and Roche entered into a settlement agreement (the “Settlement Agreement”) with Novartis settling the lawsuit and the lawsuit was dismissed with prejudice from the Eastern District of North Carolina on September 28, 2010. Under the terms of the Settlement Agreement, Trimeris, in collaboration with Roche, has the right to continue to sell FUZEON under a license to Novartis’ ‘271 Patent in exchange for the payment of royalties to Novartis on net sales of FUZEON. Roche and Trimeris will share responsibility for payment of these royalties equally.

Uncertainties relating to third-party reimbursement and health care reform measures could limit payments or reimbursements for FUZEON and materially adversely affect Trimeris’ results of operations.

In the U.S. and elsewhere, sales of prescription drugs depend in part on the consumer’s ability to obtain reimbursement for the cost of the drugs from third-party payors, such as private and government insurance programs. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems. Because of the high cost of the treatment of HIV, many state legislatures are also reassessing reimbursement policies for this therapy. If third-party payor reimbursements for FUZEON are limited or reduced, Trimeris’ results of operations will be materially and adversely affected. In addition, emphasis in the U.S. on the reduction of the overall costs of health care through managed care has increased and will continue to increase the pressure to reduce the prices of pharmaceutical products.

The wholesale acquisition cost of a one-year supply of FUZEON in the U.S. is approximately $32,200. A high drug price could also negatively affect patients’ ability to receive reimbursement coverage for FUZEON from third-party payors, such as private or government insurance programs. If Roche is unable to obtain and maintain reimbursement from a significant number of third-party payors, it would have a material adverse effect on Trimeris’ business, financial condition and results of operations.

Roche has made significant progress in achieving reimbursement from the various payors in the U.S. Currently, FUZEON is covered by Medicaid in all 50 states. In addition, all of the 50 state AIDS Drug Assistance Programs and a majority of private insurers provide some amount of access to FUZEON. However, there are reimbursement challenges remaining. Some of the payors require patients to meet minimum medical requirements, such as CD4 cell levels, to receive reimbursement. Other payors limit the number of patients to which they will provide reimbursement for FUZEON, and other payors may require co-payments by the patient in order to receive reimbursement for FUZEON that are significantly higher than those required for other anti-HIV drugs.

Several major pharmaceutical companies have offered to sell their anti-HIV drugs at or below cost to certain countries in Africa and Least Developed Countries (as defined by the United Nations), which could adversely affect the reimbursement climate of, and the prices that may be charged for, HIV medications in the U.S. and the rest of the world. Third-party payors could exert pressure for price reductions in the U.S. and the rest of the world based on these lower costs offered in Africa and Least Developed Countries. This price pressure could limit the price that Roche would be able to charge for FUZEON, thereby adversely affecting Trimeris’ results of operations.

Trimeris’ quarterly operating results are subject to fluctuations. If Trimeris’ operating results for a particular period deviate from the levels expected by investors, it could adversely affect the market price of Trimeris common stock.

Trimeris’ operating results have fluctuated and are likely to continue to fluctuate over time, due to a number of factors, many of which are outside of Trimeris’ control. Some of these factors include the following:

•	the market acceptance and sales levels for FUZEON;

•	variability in quarterly buying patterns of countries outside the U.S. and Canada;

•	the timing of regulatory actions;

•	recent changes in the terms of Trimeris’ relationship with Roche;

•	Trimeris’ ability to maintain its own manufacturing, sales, marketing, and distribution channels with third parties; and

•	technological and other changes in the competitive landscape.

As a result, Trimeris believes that comparing its results of operations for one period against another period is not necessarily meaningful, and you should not rely on Trimeris’ results of operations in prior periods as an indication of its future performance. If Trimeris’ results of operations for a period deviate from the levels expected by investors, it could adversely affect the market price of Trimeris common stock.

If Trimeris is unable to maintain the standards for internal control over financial reporting as required by Sarbanes-Oxley, Trimeris’ stock price could be adversely affected.

Sarbanes-Oxley requires that Trimeris maintain effective internal control over financial reporting and disclosure controls and procedures. Among other things, Trimeris must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on, and Trimeris’ independent registered public accounting firm to attest to, Trimeris’ internal control over financial reporting, as required by Section 404. Trimeris’ compliance with Section 404 has required and will continue to require that it incur substantial accounting expenses and expend significant management efforts. In future years, Trimeris’ testing, or the subsequent testing by its independent registered public accounting firm, may reveal deficiencies in its internal controls that it would be required to remediate in a timely manner in order to comply with the requirements of Section 404 each year. If Trimeris is not able to comply with the requirements of Section 404 in a timely manner each year, it could be subject to sanctions or investigations by the SEC, NASDAQ or other regulatory authorities, which would require additional financial and management resources and could adversely affect the market price of Trimeris common stock.

Trimeris relies on Roche to timely deliver important financial information relating to sales of FUZEON. In the event that this information is inaccurate, incomplete, or not timely, Trimeris will not be able to meet its financial reporting obligations as required by the SEC.

Under the Roche License Agreement, Roche has exclusive control over the flow of information relating to sales of FUZEON that is required by Trimeris in order to meet its SEC reporting obligations. In addition, pursuant to Section 404, Trimeris is required to maintain effective internal control over financial reporting and disclosure controls and procedures. Roche is required under the Roche License Agreement to provide Trimeris with timely and accurate financial data related to sales of FUZEON so that Trimeris may meet its reporting requirements under federal securities laws. In the event that Roche fails to provide Trimeris with timely and accurate information, Trimeris may incur significant liability with respect to the federal securities laws, Trimeris disclosure controls and procedures under Sarbanes-Oxley, and possibly be forced to restate its financial statements, any of which could adversely affect the market price of Trimeris common stock.

Trimeris’ charter documents and indemnification agreements require Trimeris to indemnify its directors and officers to the fullest extent permitted by law, which may obligate Trimeris to make substantial payments and to incur significant insurance-related expenses.

Trimeris’ charter documents require that Trimeris indemnify its directors and officers to the fullest extent permitted by the DGCL. This could require Trimeris, with some legally prescribed exceptions, to indemnify its directors and officers against any and all expenses, judgments, penalties, fines, and amounts reasonably paid in defense or settlement of an action, suit, or proceeding brought against any of them by reason of the fact that he or she is or was a Trimeris director or officer. In addition, expenses incurred by a director or officer in defending any such action, suit, or proceeding must be paid by Trimeris in advance of the final disposition of that action, suit or proceeding if Trimeris receives an undertaking by the director or officer to repay Trimeris if it is ultimately determined that he or she is not entitled to be indemnified. Trimeris has also entered into indemnification agreements with each of its directors and officers. In furtherance of these indemnification obligations, Trimeris maintains directors’ and officers’ insurance in the amount of $20 million. For future renewals, if Trimeris is able to retain coverage, Trimeris may be required to pay a higher premium for its directors’ and officers’ insurance than in the past and/or the amount of its insurance coverage may be decreased.

The NASDAQ Global Market may delist Trimeris common stock, which could limit investors’ ability to trade in Trimeris common stock.

Trimeris common stock currently trades on the NASDAQ Global Market. NASDAQ’s Marketplace Rules require, among other things, that Trimeris’ Audit Committee have at least three members, each of whom is independent under both NASDAQ Marketplace Rules and SEC regulations. James Thomas resigned from Trimeris’ Audit Committee on November 18, 2010 in connection with his assuming the role of Chief Financial Officer of Trimeris. As a result of Mr. Thomas’ resignation, the composition of Trimeris’ Audit Committee was reduced from three members to two members. On December 9, 2010, Trimeris received a letter from the NASDAQ Listing Qualifications Department indicating that Trimeris is not in compliance with NASDAQ Marketplace Rules with respect to audit committee composition requirements as a result of Mr. Thomas’ resignation. Consistent with Marketplace Rule 5605(c)(4)(A), NASDAQ has provided Trimeris with a cure period, which runs until November 18, 2011. If Trimeris is not able to comply with this audit committee composition requirement by the end of such cure period, NASDAQ may delist Trimeris common stock. NASDAQ’s Marketplace Rules also require that Trimeris hold an annual meeting of stockholders within one year of the end of each fiscal year. At such meeting, stockholders must be afforded the opportunity to discuss company affairs with management and to elect directors. The special meeting of Trimeris stockholders to which this joint proxy statement/prospectus relates will not constitute an annual meeting of stockholders as required by NASDAQ’s Marketplace Rules. Therefore, if Trimeris does not hold an annual meeting of stockholders on or before December 31, 2011, NASDAQ may delist Trimeris common stock. If Trimeris common stock is delisted by NASDAQ, the trading market for Trimeris common stock would likely be adversely affected.

Risks Related to Synageva

Synageva is largely dependent on the success of its leading product candidate, SBC-102. All of its product candidates, including SBC-102, are still in either preclinical or clinical development. Clinical trials of Synageva’s product candidates may not be successful. If Synageva is unable to commercialize SBC-102, or experiences significant delays in doing so, its business will be materially harmed.

Synageva’s business prospects are largely dependent upon the successful development and commercialization of SBC-102, which is its first and only drug candidate to enter clinical stage development. In February 2011, Synageva initiated Phase I/II clinical trials for SBC-102 and in May 2011 began enrolling patients into its Phase I/II study to evaluate the safety and tolerability of SBC-102 in adult patients with liver dysfunction due to late onset LAL Deficiency and its Phase I/II study in children with growth failure due to early onset LAL Deficiency. Before Synageva can commercialize its product candidates it needs to:

•	conduct substantial research and development;

•	undertake preclinical and clinical testing, sampling activity and other costly and time consuming measures;

•	scale-up manufacturing processes; and

•	pursue and obtain marketing and manufacturing approvals and, in some jurisdictions, pricing and reimbursement approvals.

This process involves a high degree of risk and takes many years. Synageva’s product development efforts with respect to a product candidate may fail for many reasons, including:

•	failure of the product candidate in preclinical studies;

•	delays or difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;

•	patients exhibiting adverse reactions to the product candidate or indications of other safety concerns;

•	insufficient clinical trial data to support the effectiveness or superiority of the product candidate;

•	inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner, if at all;

•	failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate, the facilities or the processes used to manufacture the product candidate; or

•	changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or of an existing product for a new indication no longer desirable.

Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies.

Synageva may decide to abandon development of a product candidate or service at any time, or it may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs of development and delay any revenue from those programs.

In addition, a regulatory authority may deny or delay an approval because it is not satisfied with the structure or conduct of clinical trials or due to its assessment of the data Synageva supplies. A regulatory authority, for instance, may not believe that Synageva has adequately addressed negative safety signals. Clinical data is subject to varied interpretations, and regulatory authorities may disagree with Synageva’s assessments of data. In any such case, a regulatory authority could insist that Synageva provide additional data, which could substantially delay or even prevent commercialization efforts, particularly if Synageva is required to conduct additional pre-approval clinical studies.

Initial results from a clinical trial do not ensure that the trial will be successful and success in early stage clinical trials does not ensure success in later-stage clinical trials.

Synageva will only obtain regulatory approval to commercialize a product candidate if it can demonstrate to the satisfaction of the FDA or the applicable non-U.S. regulatory authority, in well-designed and conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure of one or more clinical trials may occur at any stage of testing.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and initial results from a clinical trial do not necessarily predict final results. Synageva cannot be assured that these trials will ultimately be successful. Synageva’s leading product candidate, SBC-102, entered clinical trials recently, and the results of these clinical trials may be disappointing.

Even if early stage clinical trials are successful, Synageva will need to conduct additional clinical trials for product candidates with patients receiving the drug for longer periods before Synageva is able to seek approvals to market and sell these product candidates from the FDA and regulatory authorities outside the U.S. If Synageva is not successful in commercializing any of its lead product candidates, or is significantly delayed in doing so, its business will be materially harmed.

Synageva may find it difficult to enroll patients in its clinical trials.

SBC-102 is being developed to treat LAL Deficiency, which is very rare. Many potential patients for Synageva’s product candidates have not been diagnosed with the diseases being targeted by its product candidates. Synageva may not be able to initiate or continue clinical trials if it is unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other non-U.S. regulatory agencies. At this time, four subjects have been enrolled in the Phase I/II studies of SBC-102. Synageva intends to eventually enroll a total of approximately nine adult subjects and eight pediatric subjects, respectively, in these studies. Synageva’s inability to enroll a sufficient number of patients for any of its current or future clinical trials would result in significant delays or may require it to abandon one or more clinical trials altogether.

If Synageva’s preclinical studies do not produce positive results, if its clinical trials are delayed or if serious side effects are identified during drug development, Synageva may experience delays, incur additional costs and ultimately be unable to commercialize its product candidates.

Before obtaining regulatory approval for the sale of its product candidates, Synageva must conduct, at its own expense, extensive preclinical tests to demonstrate the safety of its product candidates in animals, and clinical trials to demonstrate the safety and efficacy of its product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, and can take many years to complete. A failure of one or more preclinical studies or clinical trials can occur at any stage of testing. Synageva may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent Synageva’s receipt of regulatory approval for, or the commercialization of, its product candidates, including:

•

its preclinical tests or clinical trials may produce negative or inconclusive results, and Synageva may decide to conduct, or regulators may require, additional preclinical testing or clinical trials, or Synageva may abandon projects that it expects to be promising;

•	regulators or institutional review boards may not authorize it to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

conditions imposed on Synageva by the FDA or any non-U.S. regulatory authority regarding the scope or design of its clinical trials may require Synageva to resubmit its clinical trial protocols to institutional review boards for re-inspection due to changes in the regulatory environment;

•	the number of patients required for clinical trials may be larger than Synageva anticipates or participants may drop out of clinical trials at a higher rate than it anticipates;

•	Synageva’s third party contractors or clinical investigators may fail to comply with regulatory requirements or fail to meet their contractual obligations to Synageva in a timely manner;

•

Synageva might have to suspend or terminate one or more of its clinical trials if Synageva, the regulators or the institutional review boards determine that the participants are being exposed to unacceptable health risks;

•	regulators or institutional review boards may require that Synageva holds, suspends or terminates clinical research for various reasons, including noncompliance with regulatory requirements;

•	the cost of Synageva’s clinical trials may be greater than it anticipates;

•

the supply or quality of Synageva’s product candidates or other materials necessary to conduct its clinical trials may be insufficient or inadequate or Synageva may not be able to reach agreements on acceptable terms with prospective clinical research organizations; and

•	the effects of Synageva’s product candidates may not be the desired effects, may include undesirable side effects, or the product candidates may have other unexpected characteristics.

If Synageva is required to conduct additional clinical trials or other testing of its product candidates beyond those that it currently contemplates or is unable to successfully complete its clinical trials or other testing or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Synageva may:

•	be delayed in obtaining, or may not be able to obtain, marketing approval for one or more of its product candidates;

•	obtain approval for indications that are not as broad as intended or entirely different than those indications for which it sought approval; or

•	have the product removed from the market after obtaining marketing approval.

The product development costs will also increase if Synageva experiences delays in testing or approvals. Synageva does not know whether any preclinical tests or clinical trials will be initiated as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays could also shorten the patent protection period during which Synageva may have the exclusive right to commercialize its product candidates. Such delays could allow its competitors to bring products to market before Synageva does and impair its ability to commercialize its products or product candidates.

Synageva has not obtained marketing approval, including by the FDA, nor commercialized any of its product candidates.

Synageva has not obtained marketing approval nor commercialized any of its product candidates and does not expect to receive marketing approval or generate revenue from the direct sale of its products, including SBC-102, for several years, if ever. Synageva is currently conducting a Phase I/II clinical trial for SBC-102 and has not yet completed a clinical trial for any of its rare disease product candidates. Additionally, Synageva is conducting preclinical studies for various other indications. Synageva’s limited experience might prevent it from successfully designing or implementing a clinical trial for any of these diseases. Synageva may not be able to demonstrate that its product candidates meet the appropriate standards for regulatory approval. If Synageva is not successful in conducting and managing its preclinical development activities or clinical trials or obtaining regulatory approvals, it might not be able to commercialize its lead product candidates, or might be significantly delayed in doing so, which will materially harm its business.

If the market opportunities for Synageva’s product candidates are smaller than it believes they are, then Synageva’s revenues may be adversely affected and its business may suffer.

Synageva focuses its research and product development on treatments for rare diseases. Synageva’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with its product candidates, are based on estimates.

Currently, most reported estimates of the prevalence of these diseases are based on studies of small subsets of the population of specific geographic areas, which are then extrapolated to estimate the prevalence of the diseases in the broader world population. These estimates may prove to be incorrect and new studies may change the estimated prevalence of these diseases.

The commercial success of any product candidate that Synageva may develop, including SBC-102, will depend upon the degree of market acceptance by physicians, patients, third party payors and others in the medical community.

Any product that Synageva brings to the market, including SBC-102, may not gain market acceptance by physicians, patients, third party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, Synageva may not generate significant product revenue and may not become profitable. The degree of market acceptance of these product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	the efficacy and potential advantages over alternative treatments;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning Synageva’s products or competing products and treatments; and

•	sufficient third party insurance coverage or reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical trials, market acceptance of the product will not be known until after it is launched. Synageva’s efforts to educate the medical community and third party payors on the benefits of the product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by Synageva’s competitors.

If Synageva is unable to obtain adequate reimbursement from governments or third party payors for any products that it may develop or if it is unable to obtain acceptable prices for those products, Synageva’s prospects for generating revenue and achieving profitability will suffer.

The prospects for generating revenue and achieving profitability will depend heavily upon the availability of adequate reimbursement for the use of Synageva’s approved product candidates from governmental and other third party payors, both in the U.S. and in other markets. Reimbursement by a third party payor may depend upon a number of factors, including the third party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each governmental or other third party payor is a time consuming and costly process that could require Synageva to provide supporting scientific, clinical and cost effectiveness data for the use of its products to each payor. Synageva may not be able to provide data sufficient to gain acceptance with respect to reimbursement or might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to such payors’ satisfaction. Such studies might require Synageva to commit a significant amount of management time and financial and other resources. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or non-U.S. regulatory authorities. In addition, there is a risk that full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows Synageva to make a profit or even cover its costs. Interim payments for new products, if applicable, may also not be sufficient to cover costs and may not be made permanent.

Synageva is exposed to product liability and preclinical and clinical liability risks which could place a substantial financial burden upon Synageva, should it be sued, if Synageva does not have adequate liability insurance or general insurance coverage for such a claim.

Synageva’s business exposes it to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. Such claims may be asserted against Synageva. In addition, the use in Synageva’s clinical trials of pharmaceutical formulations and products that its potential collaborators may develop and the subsequent sale of these formulations or products by Synageva or its potential collaborators may cause Synageva to bear a portion or all of the product liability risks. As is common for companies sponsoring such clinical testing, Synageva carries product liability insurance. The limit of this insurance is $10 million, which in some instances may not be sufficient to offset a negative judgment or settlement payment. As a result, a successful liability claim or series of claims brought against Synageva could have a material adverse effect on its business, financial condition and results of operations.

Synageva is subject to regulations regarding manufacturing therapeutic proteins.

Synageva is subject to ongoing periodic unannounced inspections by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. The cGMP requirements govern quality control and documentation policies and procedures. Complying with cGMP and non-U.S. regulatory requirements will require that Synageva expends time, money, and effort in production, recordkeeping, and quality control to assure that the product meets applicable specifications and other requirements. Synageva must also pass a pre-approval inspection prior to FDA approval. Failure to pass a pre-approval inspection might significantly delay FDA approval of its products. If Synageva fails to comply with these requirements, it would be subject to possible regulatory action and might be limited in the jurisdictions in which it is permitted to sell its products. As a result, Synageva’s business, financial condition, and results of operations might be materially harmed.

Synageva currently manufactures the therapeutic protein products used in SBC-102; however, it has limited experience in manufacturing or procuring products in commercial quantities. Synageva may not be able to manufacture enough product to conduct clinical trials or for later commercialization at an acceptable cost or at all.

Even if Synageva received regulatory approval, it may have to rely on third parties to manufacture the product and/or complete the manufacturing process, including to purify, finish and fill any product for commercial sale.

Synageva may have to rely on third parties to complete the manufacturing process. Synageva’s anticipated future reliance on a limited number of third-party manufacturers exposes it to the following risks:

•

Synageva might be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would generally require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of its products after receipt of FDA approval, if any.

•	Synageva’s third-party manufacturers might be unable to formulate and manufacture the relevant drugs in the volume and of the quality required to meet Synageva’s clinical and commercial needs, if any.

•

Synageva’s future contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply possible clinical trials or to successfully produce, store and distribute Synageva’s products.

•

Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding state agencies to ensure strict compliance with cGMP, and other government regulations and corresponding foreign standards. Synageva does not have control over third-party manufacturers’ compliance with these regulations and standards.

•

If any third-party manufacturer makes improvements in the manufacturing process for the relevant products, Synageva might not own, or might have to share, the intellectual property rights to the innovation with its licensors.

•

Synageva might compete with other companies for access to these manufacturers’ facilities and might be subject to manufacturing delays if the manufacturers give other clients higher priority than Synageva.

Each of these risks could delay Synageva’s clinical trials or the approval, if any, of its product candidates by the FDA or the commercialization of its product candidates and could result in higher costs or deprive Synageva of potential product revenues. As a result, its business, financial condition, and results of operations might be materially harmed.

Synageva faces significant competition from other pharmaceutical and biotechnology companies. Synageva’s operating results will suffer if it fails to compete effectively.

The pharmaceutical and biotechnology industries are intensely competitive and subject to rapid and significant technological change. Synageva’s major competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies and specialty pharmaceutical and generic drug companies. Many competitors have greater financial and other resources than Synageva has, such as larger research and development staff, more extensive marketing, distribution, sales and manufacturing organizations and experience, more extensive clinical trial and regulatory experience, expertise in prosecution of intellectual property rights and access to development resources like personnel generally and technology. As a result, these companies may obtain regulatory approval more rapidly than Synageva is able to and may be more effective in selling and marketing their products.

Synageva’s business depends on protecting its intellectual property.

Synageva is aggressively pursuing intellectual property protection for SBC-102 and other product candidates in the form of patent applications that have been and will continue to be filed in the U.S. and in other countries; however, there can be no assurance that patents will issue with the scope for which they are originally filed, if at all.

If Synageva and its licensors do not obtain protection for their respective intellectual property rights and Synageva’s products are not, or are no longer, protected by regulatory exclusivity protection, such as orphan drug protection, Synageva’s competitors might be able to take advantage of Synageva’s research, development, and manufacturing efforts to develop and commercialize competing drugs.

Synageva’s success, competitive position, and future revenues, if any, depend in part on its ability and the abilities of its licensors to obtain and maintain patent protection for its products, methods, processes, and other technologies, to preserve its trade secrets, to prevent third parties from infringing on its proprietary rights, and to operate without infringing on the proprietary rights of third parties. To date, Synageva holds various issued patents and exclusive rights to issued patents and owns and has licenses to various patent applications, in each case in the U.S. as well as rights under foreign patents and patent applications. Synageva anticipates filing additional patent applications both in the U.S. and in other countries, as appropriate. However, the patent process is subject to numerous risks and uncertainties, and there can be no assurance that Synageva will be successful in protecting its products by obtaining and defending patents. These risks and uncertainties include the following:

•	Synageva’s patent rights might be challenged, invalidated, or circumvented, or otherwise might not provide any competitive advantage;

•

Synageva’s competitors, many of which have substantially greater resources than it does and many of which might make significant investments in competing technologies, might seek, or might already have obtained, patents that will limit, interfere with, or eliminate Synageva’s ability to make, use, and sell its potential products either in the U.S. or in international markets;

•

as a matter of public policy regarding worldwide health concerns, there might be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the U.S. for disease treatments that prove successful; and

•

countries other than the U.S. might have less restrictive patent laws than those upheld by U.S. courts, giving foreign competitors the ability to exploit these laws to create, develop, and market competing products.

In addition, the U.S. Patent and Trademark Office and patent offices in other jurisdictions have often required that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if Synageva or its licensors are able to obtain patents, the patents might be substantially narrower than anticipated.

Patent and other intellectual property protection is crucial to the success of Synageva’s business and prospects, and there is a substantial risk that such protections will prove inadequate. Synageva’s business and prospects will be harmed if these protections prove insufficient.

Synageva relies on trade secret protections through confidentiality agreements with its employees and other parties, and the breach of these agreements could adversely affect its business and prospects.

Synageva relies on trade secrets, which it seeks to protect, in part, through confidentiality and non-disclosure agreements with its employees, collaborators, suppliers, and other parties. There can be no assurance that these agreements will not be breached, that Synageva would have adequate remedies for any such breach, or that its trade secrets will not otherwise become known to or independently developed by its competitors. Synageva might be involved from time to time in litigation to determine the enforceability, scope, and validity of its proprietary rights. Any such litigation could result in substantial cost and divert management’s attention from operations. If any of these events occurs, or Synageva otherwise loses protection for its trade secrets or proprietary know-how, the value of this information may be greatly reduced.

If Synageva infringes the rights of third parties it might have to forgo selling its future products, pay damages, or defend litigation.

If Synageva’s product candidates, methods, processes, and other technologies infringe the proprietary rights of other parties, Synageva could incur substantial costs and might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate;

•	redesign products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; and/or

•	defend litigation or administrative proceedings which might be costly whether Synageva wins or loses, and which could result in a substantial diversion of financial and management resources.

Any of these events could substantially harm Synageva’s earnings, financial condition, and operations.

Although no infringement, misappropriation, or similar claim or action is pending or threatened, Synageva is aware of a patent issued by the European Patent Office, and subsequently validated in Great Britain, France, Germany, Italy, and Spain, that relates generally to the use of LAL and may therefore be relevant to SBC-102. Synageva believes that such patent does not currently affect its freedom to operate. Synageva also believes that the patent is invalid due to a substantial body of prior art. This patent is currently under opposition at the European Patent Office. If, however, the patent is maintained in unamended form by the European Patent Office, then Synageva may not be able to commercialize SBC-102 in these countries until the patent expires in these countries, or sooner if the patent is otherwise invalidated by the relevant national courts before expiration.

Synageva is dependent on certain license relationships.

Synageva has licensed technology from the University of Georgia, University of Minnesota and Pangenix that is related to Synageva’s proprietary expression technology, as further described in the section entitled “Synageva’s Business—Patents and Proprietary Rights” beginning on page 196, and it might enter into additional licenses in the future. Licenses to which Synageva is a party contain, and it expects that any future licenses will contain, provisions requiring up-front, milestone, and royalty payments to licensors and other conditions to maintaining the license rights. If Synageva fails to comply with its obligations under any such license, the applicable licensor may have the right to terminate the license on relatively short notice and as a result, Synageva would not be able to commercialize drug candidates or technologies that were covered by the applicable license. Also, the milestone and other payments associated with these licenses will make it less profitable for Synageva to develop its drug candidates.

Synageva will be dependent on orphan drug status to commercialize SBC-102, and a competitor may receive orphan drug marketing authorization prior to Synageva for the same indication for which Synageva is seeking approval.

Synageva expects to rely heavily on the orphan drug exclusivity for SBC-102, which grants seven years of marketing exclusivity under the Federal Food, Drug, and Cosmetic Act, and up to 10 years of marketing exclusivity in Europe. While the orphan drug exclusivity for SBC-102 will provide market exclusivity in the U.S., Europe, and other countries, Synageva will not be able to exclude other companies from manufacturing and/or selling drugs using the same active ingredient for the same indication beyond that timeframe. Furthermore, the marketing exclusivity in Europe can be reduced from 10 years to six years if the initial designation criteria have significantly changed since the market authorization of the orphan medicinal product. Even if Synageva has Orphan Drug Designation for a particular drug indication, it cannot guarantee that another company also holding Orphan Drug Designation will not receive marketing authorization for the same indication before it does. If that were to happen, Synageva’s applications for that indication may not be approved until the competing company’s period of exclusivity expired. Even if Synageva is the first to obtain marketing authorization for an orphan drug indication, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to the orphan product, or if the later product is a different drug than SBC-102. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same compound for other indications or the use of other types of drugs for the same use as the orphan drug.

Synageva may be unable to raise the substantial additional capital that it will need to further develop and commercialize its products.

Assuming the Merger does not occur, Synageva on a stand-alone basis will, as is the case for similar development stage companies in the biopharmaceutical sector, need substantial additional funds to further develop and commercialize its products. Based on its current operating plans, on a stand-alone basis Synageva expects its current resources to be sufficient to fund its planned operations into the first half of 2012, at which time Synageva expects to be completing its Phase I/II studies for late onset LAL Deficiency for SBC-102, although such clinical trials may not proceed on the anticipated schedule for various reasons described elsewhere in the section entitled “Risk Factors—Risks Related to Synageva”. Synageva will need to raise additional funds before it expects to be profitable, if ever, and may need to raise additional funds earlier than expected if its research and development expenses exceed its current expectations. This could occur for many reasons, including:

•	some or all of Synageva’s product candidates fail in clinical or preclinical studies and it is forced to seek additional product candidates;

•	its product candidates require more extensive clinical or preclinical testing than Synageva currently expects;

•	Synageva advances more of its product candidates than expected into costly later stage clinical trials;

•	Synageva advances more preclinical product candidates than expected into early stage clinical trials;

•	Synageva advances its current product candidates more rapidly than currently planned;

•	Synageva is required, or considers it advisable, to acquire or license rights from one or more third parties; or

•	Synageva determines to acquire or license rights to additional product candidates or new technologies.

While Synageva may seek additional funding through private financings, it may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of Synageva’s financings may be dilutive to, or otherwise adversely affect, holders of its common stock. Synageva may also seek additional funds through arrangements with collaborators or other third parties. These arrangements would generally require Synageva to relinquish rights to some of its technologies, product candidates or products, and Synageva may not be able to enter into such agreements, on acceptable terms, if at all. If Synageva is unable to obtain additional funding on a timely basis, it may be required to curtail or terminate some or all of its development programs, including some or all of its product candidates.

THE MERGER

Structure of the Merger

In accordance with the Merger Agreement and the DGCL, at the Effective Time, Merger Sub, a wholly owned subsidiary of Trimeris formed solely for the purpose of carrying out the Merger, will merge with and into Synageva, with Synageva continuing as the surviving corporation and a wholly owned subsidiary of Trimeris. In connection with the Merger, each share of Synageva capital stock outstanding as of immediately prior to the Effective Time will be converted into the right to receive shares of Trimeris common stock equal to the Exchange Ratio. The Merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware or at such other time as agreed to by the parties and specified in the certificate of merger. If the Trimeris stockholders approve the Trimeris Merger Proposals and the Synageva stockholders approve the Synageva Merger Proposal, then Trimeris and Synageva expect the Merger to be completed as soon as practicable following the Trimeris special meeting and Synageva special meeting.

What Synageva Stockholders Will Receive in the Merger

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of Synageva capital stock, each then-outstanding share of Synageva capital stock will be automatically converted into the right to receive a number of shares of Trimeris common stock equal to the Exchange Ratio. The Exchange Ratio will be determined immediately prior to the completion of the Merger by dividing (i) the product of (a) three times (b) the total number of outstanding shares of Trimeris common stock calculated on a fully diluted basis (in other words, inclusive of all shares of Trimeris common stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for shares of Trimeris common stock) as of immediately prior to the completion of the Merger (but after giving effect to the reverse stock split described elsewhere in this joint proxy statement/prospectus), by (ii) the total number of outstanding shares of Synageva common stock calculated on a fully diluted basis (in other words, inclusive of all shares of Synageva capital stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for shares of Synageva common stock) as of immediately prior to the completion of the Merger. As a result, Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis.

The Exchange Ratio

The Exchange Ratio is based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis immediately prior to the Effective Time, and will not be determined until that time. Accordingly, any changes in the number of shares of outstanding capital stock of either Trimeris or Synageva, as a result of option grants, option expirations, or otherwise, prior to the Effective Time would result in a corresponding change to the Exchange Ratio.

For illustrative purposes only, based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis, as of June 13, 2011, the date of the Merger Agreement, the Exchange Ratio (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus) would have been approximately 2.091 shares of Trimeris common stock for each share of Synageva capital stock. Therefore, if the Merger had been completed on such date and you owned 1,000 shares of Synageva capital stock as of such date you would have had the right to receive 2,091 shares of Trimeris common stock in exchange for your shares of Synageva capital stock. However, based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis, as of September 21, 2011, the last practicable date before the printing of this joint proxy statement/prospectus, the Exchange Ratio (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus) would have been 2.078 shares of Trimeris common stock for each share of Synageva capital stock. Therefore, if the Merger had been completed on such date and you owned 1,000 shares of Synageva capital stock you would have had the right to receive 2,078 shares of Trimeris common stock in exchange for your shares of Synageva capital stock.

No adjustments to the Exchange Ratio will be made based upon changes in the price of the Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger. Changes in stock price or value may result from a variety of factors, including, among others, general market and economic conditions, changes in Trimeris’ or Synageva’s respective businesses, operations, and prospects, the market assessment of the likelihood that the Merger will be completed as anticipated or at all, and regulatory considerations. Many of these factors are beyond Trimeris’ or Synageva’s control.

As a result of any such changes in the price of the Trimeris common stock, the aggregate market value of the shares of Trimeris common stock that the Synageva stockholders will be entitled to receive at the Effective Time could vary significantly from the value of such shares on the date of this joint proxy statement/prospectus, the date of the Trimeris special meeting, the date of the Synageva special meeting or the date on which the Synageva stockholders actually receive their shares of Trimeris common stock. For example, based on the range of closing prices of Trimeris common stock during the period from June 13, 2011, the date of the public announcement of the Merger, through September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, assuming the Exchange Ratio was approximately 2.078, the Exchange Ratio represented a market value ranging from a low of $3.45 to a high of $6.15 for each share of Synageva capital stock, based on the market value of Trimeris common stock ranging from a low of $1.66 to a high of $2.96 for that same time period. Accordingly, at the time of the Trimeris special meeting and the Synageva special meeting, neither the Trimeris stockholders nor the Synageva stockholders, as applicable, will know or be able to calculate the exact market value of the consideration that the Synageva stockholders will be entitled to receive at the Effective Time.

Fractional Shares

No fractional shares of Trimeris common stock will be issued to Synageva stockholders in connection with the Merger. Instead, Synageva stockholders will be entitled to receive cash in lieu of any fractional shares of Trimeris common stock that such stockholders would otherwise be entitled to receive in connection with the Merger. For an additional discussion of what Synageva stockholders will receive in connection with the Merger, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 112.

Ownership of the Combined Company After the Completion of the Merger

Upon completion of the Merger and regardless of the exact Exchange Ratio (or any reverse stock split), Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. Trimeris stockholders will continue to own their existing shares of Trimeris common stock, which will not be affected by the Merger, and, unless they hold shares of Synageva capital stock, will not receive any additional shares of Trimeris common stock in connection with the Merger. As a result, immediately upon completion of the Merger, such shares will represent an aggregate of approximately 25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. For example, if you are a Trimeris stockholder and hold 5% of the outstanding shares of Trimeris common stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Synageva capital stock, then upon completion of the Merger you will hold an aggregate of approximately 1.25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger. If you are a Synageva stockholder and hold 5% of the outstanding shares of Synageva capital stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Trimeris common stock, then upon completion of the Merger you will hold an aggregate of approximately 3.75% of the outstanding shares of common stock of the combined company, calculated on a fully diluted basis as of immediately following the completion of the Merger.

Treatment of Synageva Stock Options and Warrants

Stock Options

Upon completion of the Merger, all outstanding and unexercised options to purchase Synageva capital stock will be assumed by Trimeris and converted into options to purchase Trimeris common stock, in each case with the number of shares subject to and the exercise price applicable to such option being appropriately adjusted based on the Exchange Ratio. Such assumed and converted stock options will be subject to the same vesting and other terms and conditions applicable to the original Synageva stock options. As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, there were outstanding options to purchase 3,435,273 shares of Synageva capital stock. For an additional discussion of the treatment of Synageva stock options, see the section entitled “The Merger Agreement—Assumption of Synageva Stock Options and Warrants” beginning on page 113.

Warrants

Upon completion of the Merger, all outstanding and unexercised warrants to purchase Synageva capital stock will be assumed by Trimeris and converted into warrants to purchase Trimeris common stock, in each case with the number of shares subject to and the exercise price applicable to such warrant being appropriately adjusted based on the Exchange Ratio. Such assumed and converted warrants will be subject to the same vesting and other terms and conditions applicable to the original Synageva warrants. As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, there were outstanding warrants to purchase 75,094 shares of Synageva capital stock. For an additional discussion of the treatment of Synageva warrants, see the section entitled “The Merger Agreement—Assumption of Synageva Stock Options and Warrants” beginning on page 113.

Treatment of Trimeris Stock Options

Pursuant to the terms of Trimeris’ equity incentive plans, all outstanding options to acquire shares of Trimeris common stock will immediately vest and become exercisable in full upon completion of the Merger.

Background of the Merger

Trimeris is a biopharmaceutical company that, in collaboration with Roche, developed FUZEON, an antiviral drug aimed at preventing viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. Pursuant to an agreement with Trimeris, Roche has the exclusive rights to manufacture and sell FUZEON through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received. While the collaboration agreements with Roche have been amended several times over the last few years, currently, pursuant to the Roche License Agreement, Trimeris is entitled to receive an ongoing royalty payment equal to 16% of Roche’s worldwide net sales of FUZEON, reduced slightly by a low single digit royalty owed to Novartis as described below.

In the second quarter of 2003, Roche began to sell FUZEON. Roche’s sales of FUZEON in 2003, 2004 and 2005 were $36.5 million, $135.2 million and $208.2 million, respectively.

As part of their ongoing evaluation of Trimeris’ business, the Trimeris board of directors and Trimeris’ senior management regularly review and assess different strategies for improving Trimeris’ position and enhancing stockholder value. In early 2006, the Trimeris board of directors engaged in conversations with Trimeris’ senior management to discuss alternatives to maximize stockholder value. In connection with these discussions, the Trimeris board of directors considered the following factors: (i) the projected sales of FUZEON, Trimeris’ sole commercial product, (ii) Trimeris’ lack of additional late-stage products in the pipeline, (iii) the regulatory, competitive, and financial challenges resulting from Trimeris being a relatively small public company in the biotechnology industry, and (iv) the lack of suitable acquisition or joint venture opportunities. In view of these considerations, the Trimeris board of directors authorized management to engage in initial discussions with respect to potential strategic alternatives.

In May 2006, Trimeris engaged Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor to assist Trimeris in exploring strategic alternatives, in particular, a potential cash sale of Trimeris to a third party. Throughout the rest of 2006 and continuing over the next several years, Goldman Sachs contacted approximately 30 potential acquirors, most of which had operations in the biotechnology or pharmaceutical industries. Trimeris entered into confidentiality agreements with approximately one-third of these companies, and discussions with four of such companies progressed to a level at which the particular companies were granted access to an online due diligence data website that had been established by Trimeris. Trimeris and Goldman Sachs also held management presentations for several potential buyers.

During this period, Trimeris engaged in multiple discussions with various parties regarding potential strategic transactions, including possible acquisitions by strategic partners, cash sales of the company and partnering Trimeris’ drug candidate TRI-1144 with a third party. Other than the transaction with Arigene (as defined and discussed below), none of the discussions that Goldman Sachs and Trimeris’ senior management had with potential acquirors and strategic partners during the period between May 2006 and September 2009 resulted in an offer to acquire Trimeris or acquire or partner with Trimeris on TRI-1144 that was acceptable to the Trimeris board of directors.

In early 2007, Roche notified Trimeris that it was no longer interested in advancing Trimeris’ next-generation collaboration compounds to follow FUZEON, including Trimeris’ most advanced compound, TRI-1144. As a result, in March 2007, Roche returned to Trimeris the rights to all collaboration compounds other than FUZEON. Following the transfer of rights from Roche to Trimeris, Trimeris began making limited investments in TRI-1144 to determine if further development and commercialization was warranted.

On July 30, 2007, HealthCor Management, L.P. filed a Schedule 13D on behalf of itself and certain of its affiliates indicating that it had acquired 2,093,500 shares of common stock of Trimeris (or approximately 9.43% of the outstanding shares of Trimeris common stock) for investment purposes and without the intention of changing or influencing control of Trimeris. However, HealthCor indicated that it was interested in having discussions with Trimeris’ senior management concerning Trimeris’ current prospects and various strategies for maximizing stockholder value.

On August 13, 2007, HealthCor sent a letter to the Trimeris board of directors (and simultaneously filed such letter under Schedule 13D with the SEC) advising the Trimeris board of directors that HealthCor owned 3,340,000 shares of Trimeris common stock (then representing approximately 15.042% of the outstanding shares of Trimeris common stock). HealthCor stated in its letter that it believed Trimeris should modify its current business plan to cease all research and development activities and expenditures related to Trimeris’ next-generation fusion inhibitors and consider alternatives to its current business plan, including strategic alternatives such as a sale of all or part of Trimeris, in order to maximize stockholder value. During the fall of 2007 and continuing into early 2008, HealthCor had various discussions with Trimeris’ senior management and various members of the Trimeris board of directors in which HealthCor again reiterated its concerns regarding Trimeris’ current prospects and various strategies for maximizing stockholder value, including a potential sale of Trimeris or certain of its assets.

Over the course of 2007 and continuing into 2008, the Trimeris board of directors, Trimeris’ senior management team, and Trimeris’ corporate strategy underwent significant change. Of particular note, in November 2007, Dr. Martin Mattingly joined Trimeris as its Chief Executive Officer and as a member of the Trimeris board of directors and subsequently, over the next several weeks, Trimeris announced a shift in strategic focus resulting in changes to its corporate structure designed to (i) maximize cash flows from FUZEON, (ii) continue to advance its drug candidate TRI-1144 through limited early-stage studies, and (iii) enable Trimeris to pursue strategic alternatives. In addition, over the course of 2007 and 2008 the number of employees of Trimeris was reduced from 22 to four.

In late November 2007, Novartis filed a lawsuit against Roche and Trimeris alleging that FUZEON infringed one of Novartis’ patents that issued in October 2007 in the U.S.

Roche’s sales of FUZEON for 2006 were $249 million. FUZEON sales then peaked at $266.8 million in 2007. In late 2007 and early 2008, a number of pharmaceutical companies, including Merck & Co., Inc., Pfizer Inc., and Johnson & Johnson, each introduced new drugs for the treatment of HIV/AIDS. These new drugs represented a significant threat to the sale of FUZEON and, as a result of competition from newly introduced drugs by other pharmaceutical companies, FUZEON sales began to decline. In 2008, FUZEON sales dropped 37% to $166.9 million. FUZEON sales declined 33%, to $112.2 million, in 2009 and then declined 21%, to $88.4 million, in 2010.

On February 1, 2008, HealthCor sent a letter to the Trimeris board of directors reiterating its concerns with Trimeris’ strategic direction, including the continued development of TRI-1144. HealthCor stated in its letter that it was not in favor of strategic transactions other than those involving a sale of Trimeris. In addition, HealthCor proposed that it have two representatives of HealthCor appointed to the Trimeris board of directors who would be committed to exploring strategic alternatives for Trimeris in the interest of maximizing stockholder value. At this time, HealthCor owned 3,950,000 shares of Trimeris common stock, representing approximately 17.7% of the total outstanding shares of Trimeris common stock.

On February 8, 2008, in response to HealthCor’s letter and after conversations with HealthCor regarding strategic alternatives for Trimeris, two representatives of HealthCor, Art Cohen and Joseph Healy, were appointed to the Trimeris board of directors.

On February 21, 2008, the Trimeris board of directors held a meeting at which the Trimeris board of directors discussed, among other things, potential strategic alternatives that Trimeris might consider to maximize stockholder value, including a cash sale of Trimeris. All members of the Trimeris board of directors, including the two representatives from HealthCor, participated in the meeting.

As part of Trimeris’ ongoing efforts to find a strategic alternative, in August 2008, Dr. Mattingly contacted Roche directly to determine if Roche had any interest in acquiring Trimeris. Roche indicated that it was not interested in acquiring Trimeris at that time.

During the remainder of 2008 and continuing into 2009, Trimeris’ senior management had discussions with a number of parties regarding a potential strategic transaction, none of which resulted in any offer that was acceptable to the Trimeris board of directors.

In August 2009, in connection with Trimeris’ potential acquisition by Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Arigene”), Dr. Mattingly again contacted Roche to determine if Roche had any interest in making an offer for Trimeris. Roche again told Dr. Mattingly that it had no interest in making an offer for Trimeris.

In September 2009, Mr. Sanj K. Patel, Synageva’s President and Chief Executive Officer, and Mr. John Taylor, Synageva’s Vice President of Corporate Development, discussed the possibility of Synageva acquiring a small diagnostics company that was publicly traded and had some level of revenues in order to access public markets as an alternative to an initial public offering. Based on this discussion, Mr. Taylor conducted a search of potential companies, but did not identify any companies that met the requested criteria. The search was repeated in March 2010, also with unsuccessful results.

On October 2, 2009, Trimeris entered into an Agreement and Plan of Merger with Arigene and RTM Acquisition Company, a Delaware corporation (the “Arigene Merger Sub”) and a wholly owned subsidiary of Arigene (the “Arigene Merger Agreement”). Pursuant to the Arigene Merger Agreement, Arigene had agreed to acquire all outstanding shares of Trimeris common stock through a cash tender offer (the “Arigene Offer”) at a purchase price of $3.60 per share. On October 1, 2009, the day before the announcement of the Arigene Offer, the closing sale price of Trimeris’ common stock as quoted on the NASDAQ Global Market was $2.57 per share.

On October 19, 2009, Arigene commenced the tender offer for all of the outstanding shares of Trimeris common stock as required by the Arigene Merger Agreement. In early November 2009, Arigene notified Trimeris that it did not have sufficient funds available to complete the tender offer for Trimeris and requested an extension of the offer period to enable it to obtain the financing. On November 17, 2009, Arigene and Trimeris amended the Arigene Merger Agreement (the “Arigene Amendment”) to provide for, among other things, a

30-day extension for Arigene to seek financing and consummate the tender offer. The execution of the Arigene Amendment was conditioned upon Arigene’s release from escrow in favor of Trimeris of the $12 million reverse termination fee held in escrow pursuant to the Arigene Merger Agreement. The reverse termination fee was paid to Trimeris on November 18, 2009. On December 28, 2009, Arigene again notified Trimeris that it was unable to obtain sufficient funds to consummate the tender offer and again requested that Trimeris extend the offer period. On December 29, 2009, Arigene informed Trimeris that it was terminating the tender offer due to its inability to secure sufficient financing to complete the tender offer. As of such date, approximately 86.4% of the outstanding shares of Trimeris stock had been tendered for purchase and all other conditions to the closing of the tender offer had been satisfied. In response to Arigene’s termination of the tender offer, Trimeris terminated the Arigene Merger Agreement.

On February 24, 2010, the Trimeris board of directors held a meeting at which Dr. Mattingly informed the board that, while demand for FUZEON had stabilized in the third quarter of 2009, it had declined in the fourth quarter of 2009. Dr. Mattingly noted that Roche’s sales of FUZEON for 2009 were $112.2 million. Dr. Mattingly also briefed the Trimeris board of directors on the status of the litigation matter with Novartis, the dispute with Roche regarding the calculation of cost of goods sold for the year ended 2008, and the recent meeting with NASDAQ relating to the potential delisting of Trimeris for its failure to hold the required annual stockholder meeting. Dr. Mattingly and the Trimeris board of directors then discussed future strategic options for Trimeris, including a cash sale of Trimeris, a combination with a strategic partner who would advance TRI-1144, a sale of assets, delisting Trimeris from the NASDAQ Global Market and terminating its reporting requirements with the SEC, expense management, dividend payments, a buy-back of shares, and monetization of Trimeris’ FUZEON revenue stream. The Trimeris board of directors agreed to focus on reducing liabilities and directed management to focus substantial attention to addressing the patent infringement lawsuit filed by Novartis, and continuing to seek opportunities for a cash sale of Trimeris. At this meeting, the two representatives of HealthCor notified the Trimeris board of directors that they would not stand for reelection to the Trimeris board of directors.

On September 22, 2010, the Trimeris board of directors held a meeting at which Dr. Mattingly advised the Trimeris board of directors that Roche’s sales of FUZEON for the first two quarters of 2010 were approximately $47 million, versus $57 million in the first two quarters of 2009, or an approximately 18% decline. The Trimeris board of directors and Trimeris’ senior management again discussed strategic options for the company, including a cash sale of Trimeris, a monetization of Trimeris’ FUZEON royalty stream, maintaining Trimeris as an ongoing, stand-alone public company, a strategic merger, and reducing operating expenses. Dr. Mattingly noted that while significant efforts had been made by Trimeris’ senior management and a top tier financial advisor to find a suitable cash buyer since May 2006, a period spanning over three and a half years, a cash sale was very unlikely to be accomplished at a valuation that adequately compensated the Trimeris stockholders for the value of their shares. With respect to the monetization of Trimeris’ FUZEON royalty stream, Dr. Mattingly and the Trimeris board of directors also discussed the fact that three investment firms that specialize in acquiring pharmaceutical royalty streams had been contacted regarding such monetization. Of the three investment firms contacted, only one entered into a confidentiality agreement with Trimeris regarding the sale of the FUZEON royalty stream, and each declined to make a bid due to the unpredictability and continuing decline in sales of FUZEON. Also discussed was maintaining the status quo by continuing to manage the Roche relationship, reduce operating expenses, and consider delisting Trimeris from the NASDAQ Global Market. After reviewing each of the strategic options pursued by Trimeris’ senior management over the last three and a half years, Dr. Mattingly recommended to the Trimeris board of directors that Trimeris pursue a strategic merger as he believed such an arrangement would likely be the best alternative to maximize stockholder value. Dr. Mattingly reviewed what he believed to be the key criteria for a strategic merger, including creation of an opportunity for share appreciation for Trimeris’ stockholders. Dr. Mattingly recommended hiring an investment bank to assist Trimeris in its pursuit of a strategic merger. The Trimeris board of directors determined not to hire an investment bank at that time and to continue to evaluate strategic alternatives.

On September 23, 2010, after almost three years of litigation, Trimeris and Roche entered into the Settlement Agreement with Novartis resolving the litigation over FUZEON. Under the terms of such agreement,

Roche would continue to sell FUZEON under a license granted by Novartis in exchange for Trimeris and Roche agreeing to pay royalties to Novartis on net sales of FUZEON of 1.5% on sales in the U.S. and Canada and 1% on sales in the rest of the world. Such royalty rates would increase to 3% on sales of FUZEON in the U.S. and Canada and 1.5% on sales in the rest of the world on any portion of sales of FUZEON in excess of $50 million in the relevant region in a calendar year. Roche and Trimeris agreed to share responsibility for such royalty payments equally.

From September 2010 through October 2010, Dr. Mattingly continued to communicate with other companies about possible strategic transactions. However, because such conversations never advanced to more formal discussions regarding a potential strategic transaction, Trimeris did not enter into confidentiality agreements with or provide any confidential information to any such companies. During this time, Dr. Mattingly communicated with six financial advisors that had a particular focus on the biotechnology industry, including MTS Health Partners, to get their views on the current market and on opportunities that might be available for Trimeris.

On October 12, 2010, the Synageva board of directors held a meeting at which Mr. Patel reviewed strategic funding options for Synageva. At this meeting, Mr. Patel discussed the potential for a strategic combination with a public company that was generating ongoing revenue as an attractive option to access the public capital markets to meet Synageva’s future funding requirements.

After the October 12, 2010 Synageva board meeting, Dr. Felix Baker, a member of the Trimeris board of directors and also the Chairman of the Synageva board of directors, had separate discussions with both Mr. Patel and Dr. Mattingly indicating to each senior executive that he believed there may be some value in Mr. Patel and Dr. Mattingly having an introductory conversation regarding the two companies. Dr. Baker also informed Mr. Patel and Dr. Mattingly, respectively, that he was a significant stockholder and board member of each of Trimeris and Synageva.

On October 20, 2010, following an email introduction by Dr. Baker, Dr. Mattingly had an initial telephone conversation with Mr. Patel. During this introductory conversation, Dr. Mattingly and Mr. Patel discussed each company’s general business status and the possibility of discussing a strategic combination of the respective companies.

During November 2010, Dr. Mattingly and Mr. Patel corresponded on several more occasions. On December 9, 2010, Dr. Mattingly and Mr. James Thomas, Trimeris’ Chief Financial Officer, met with Synageva’s management team at Synageva’s headquarters in Lexington, Massachusetts. The senior management team of each of Trimeris and Synageva conducted a general presentation about their respective companies and the potential for a strategic combination. Synageva’s board of directors determined that, because of the overlap in ownership interests of Dr. Felix Baker and his affiliated entities in Trimeris and Synageva, Dr. Felix Baker’s position as a director on the boards of directors for both companies and Dr. Stephen Biggar’s position as a partner at one of Dr. Felix Baker’s affiliates and his ownership of Trimeris common stock, it was in the best interests of Synageva and its stockholders for the Synageva board of directors to form a special committee to oversee the process of a strategic transaction.

On December 9, 2010, Trimeris entered into a confidentiality agreement with Synageva.

On December 10, 2010, Synageva held the first meeting of the Synageva Transaction Committee. The Synageva Transaction Committee was comprised of the following directors of Synageva: Dr. Srini Akkaraju, Dr. Mark Goldberg, Mr. Thomas Malley, Mr. Patel, Ms. Robyn Samuels and Mr. James Tullis. At this meeting, Mr. Patel provided the Synageva Transaction Committee with a summary of Trimeris, the interactions to date, and discussed the potential merger transaction. This committee would be involved in the ongoing evaluation of the transaction from December 2010 until June 2011.

From January 10, 2011 through January 13, 2011, Dr. Mattingly and Mr. Thomas attended the JPMorgan healthcare conference in San Francisco where they met with several financial advisory firms, including MTS

Health Partners, as well as with a select group of potential strategic partners. During this time, Dr. Mattingly and Mr. Thomas also had a meeting with Mr. Patel and Mr. Taylor at which Mr. Patel verbally proposed a stock merger of the two companies at an exchange ratio of at least 2:1 (i.e., Trimeris would issue to the Synageva stockholders shares of Trimeris common stock such that after such issuance the Synageva stockholders would hold approximately two-thirds of the outstanding shares of Trimeris). Dr. Mattingly noted Mr. Patel’s proposal and indicated that he was open to continuing discussions.

On February 9, 2011, the Trimeris board of directors held a telephonic meeting at which Dr. Mattingly updated the Trimeris board of directors on his discussions with potential strategic partners, noting that, other than his discussions with Synageva, no such discussions had produced any serious interest from such parties. Dr. Mattingly advised the Trimeris board of directors that discussions with Synageva had progressed to a point where Synageva had expressed interest in a potential strategic transaction with Trimeris. Trimeris’ senior management and the Trimeris board of directors determined that, because of the overlap in ownership interests of Dr. Felix Baker and Mr. Julian Baker and their affiliated entities in Trimeris and Synageva, and with respect to Dr. Felix Baker, his position as a director on the board of directors for both companies and because it appeared that the preliminary discussions regarding a potential strategic transaction may develop into more meaningful discussions, it was in the best interests of Trimeris and its stockholders to form a special committee to oversee the process of a strategic transaction. The Trimeris board of directors determined that Mr. Stephen Davis and Dr. Barry Quart, independent directors of the Trimeris board of directors, should comprise the special committee, and proposed that a special committee charter be drafted for approval.

After the February 9, 2011 Trimeris board of directors meeting, Dr. Mattingly contacted Mr. Patel and informed him that the Trimeris board of directors had formed the Trimeris Special Committee and that such committee was going to undertake a formal process regarding any potential strategic transaction that Trimeris may undertake.

During the remainder of February 2011, Mr. Davis and Dr. Quart acted in their capacity as members of the Trimeris Special Committee, and began preliminary conversations regarding the engagement of a financial advisor and legal counsel to advise the Trimeris Special Committee. Also during February 2011, Trimeris established an electronic data room containing documents related to Trimeris’ material agreements, corporate records, financial information, corporate policies and procedures, insurance information and information regarding FUZEON, including information related to sales, patents, and patent applications, in order to facilitate any due diligence to be conducted by a potential strategic partner. In connection with discussions regarding a potential business combination, Trimeris granted access to this electronic data room to two companies, Company B (as defined below) and Synageva.

On February 12, 2011, Synageva was provided access to Trimeris’ electronic data room and commenced its diligence of Trimeris. On February 18, 2011, Trimeris was provided access to Synageva’s electronic data room and commenced its diligence of Synageva. Synageva created its electronic data room for the purpose of discussions with Trimeris and only provided access to Trimeris’ management, the Trimeris Special Committee, and selected advisors, all on a confidential basis. Synageva’s electronic data room contained information and documents related to, among other things, its products and technology, intellectual property, licenses and material agreements, budgets and financials, organizational structure, and personnel.

On March 10, 2011, the Trimeris board of directors formally adopted resolutions establishing the Trimeris Special Committee, comprised of Mr. Davis and Dr. Quart, independent directors of the Trimeris board of directors, to consider strategic and other alternatives that Trimeris might pursue in an effort to maximize stockholder value. Such alternatives to be considered included continuing Trimeris as a stand-alone publicly traded company, selling Trimeris for cash, liquidating Trimeris and setting up a liquidating trust to handle the continuing royalty stream payable to Trimeris by Roche, and entering into a strategic transaction with an operating company. The Trimeris board of directors adopted resolutions empowering the Trimeris Special Committee to (i) establish and direct the process related to the review and evaluation of strategic alternatives for

Trimeris, including the authority to determine not to proceed with any such process, (ii) solicit interest from third parties who may potentially be interested in pursuing a strategic transaction with Trimeris, (iii) negotiate the terms and conditions of a possible strategic transaction and approve or reject any such transaction, (iv) determine on behalf of the Trimeris board of directors whether a strategic transaction was advisable and fair to, and in the best interests of, Trimeris and its stockholders and (v) engage such financial, legal, and other advisors as the Trimeris Special Committee deemed appropriate in its sole discretion. In addition, the Trimeris board of directors felt it advisable to delay any decision to determine the compensation, if any, to be paid to the Trimeris Special Committee members until after the conclusion of any process in order to set the compensation based upon the amount of work actually involved. Finally, the Trimeris board of directors resolved that it would not approve or recommend entering into a strategic transaction without a favorable recommendation of such transaction by the Trimeris Special Committee.

During March 2011, the Trimeris Special Committee continued interviewing financial advisory firms with a focus on the biotechnology industry and asked each firm to present a list of representative target companies they felt could be desirable candidates for a strategic transaction with Trimeris. After such interviews, and considering the presentations made by each firm, the Trimeris Special Committee engaged MTS Health Partners as its financial advisor. Also in March 2011, the Trimeris Special Committee engaged Paul Hastings LLP (“Paul Hastings”) as its independent legal counsel.

The Trimeris Special Committee instructed MTS Health Partners to survey the biotechnology industry to identify companies that could be desirable candidates for a strategic transaction using the following criteria established by the Trimeris Special Committee in consultation with Trimeris’ senior management: (i) companies with quality products or product candidates with an attractive likelihood of significant commercial potential, (ii) the potential for near-term value creation for Trimeris stockholders, (iii) an existing quality management team, (iv) the absence of material liabilities, including significant outstanding indebtedness or ongoing material litigation, with respect to the strategic partner candidates, (v) ownership by the strategic partner candidates of meaningful economic rights to their respective lead programs, and (vi) companies that presented an opportunity for the use of the combined company’s cash to enable a meaningful value creating milestone event for the combined company. The Trimeris Special Committee instructed MTS Health Partners to evaluate both public and private companies with no predetermined preference for therapeutic focus.

On March 25, 2011, Dr. Mattingly received an unsolicited written proposal from Synageva indicating its interest in entering into a strategic transaction with Trimeris (the “Synageva Proposal”). The Synageva Proposal set forth certain terms under which Synageva would be interested in pursuing a strategic transaction with Trimeris, including that (i) the combined company would continue to be a publicly traded company, (ii) the current stockholders of Synageva would receive shares of Trimeris common stock representing approximately two-thirds of the outstanding capital stock of the combined company, while the current Trimeris stockholders would retain shares of Trimeris common stock representing approximately one-third of the outstanding capital stock of the combined company, (iii) Mr. Patel would be the chief executive officer of the combined company and (iv) the board of directors of the combined company would be comprised of seven members, five of whom would be designated by Synageva and two of whom would be designated by Trimeris. In addition, the Synageva Proposal would require Trimeris to enter into a 60-day exclusivity period during which time Trimeris would be required to negotiate exclusively with Synageva. After receiving the Synageva Proposal, Dr. Mattingly called Mr. Patel and again informed him that Trimeris had formed the Trimeris Special Committee, that the Trimeris Special Committee was undertaking a process to evaluate strategic alternatives for Trimeris, and that he would pass along the Synageva Proposal to the Trimeris Special Committee for review.

On March 27, 2011, the Trimeris Special Committee held a telephonic meeting. At the request of the Trimeris Special Committee, Dr. Mattingly and Mr. Thomas, as well as representatives from MTS Health Partners and Paul Hastings, attended the meeting. First, Paul Hastings advised the Trimeris Special Committee of its fiduciary duties to Trimeris and the Trimeris stockholders in connection with considering any potential strategic alternatives for Trimeris, including a potential change of control transaction. In addition, Paul Hastings noted that the Trimeris Special Committee was free to pursue any process it deemed appropriate, so long as the process adequately informed the Trimeris Special Committee of all material information related to a potential strategic transaction or change of control of Trimeris and was reasonably expected, in light of all the circumstances, to provide the Trimeris stockholders with the best value reasonably available to them. Next, Dr. Mattingly provided an update to the Trimeris Special Committee regarding Trimeris’ discussions with Synageva, referring the Trimeris Special Committee to the Synageva Proposal, a copy of which had been previously provided to the members of the Trimeris Special Committee. Dr. Mattingly summarized for the Trimeris Special Committee the conversations he had had with several other potential third party partners over the last 15 to 18 months. The Trimeris Special Committee advised Dr. Mattingly that, in light of significant ownership in both Trimeris and Synageva by Dr. Felix Baker and Mr. Julian Baker and their affiliated entities, Trimeris must treat any potential strategic partner, including Synageva, equally and that the goal of any transaction was to obtain the best value for the Trimeris stockholders. Dr. Mattingly also reminded the Trimeris Special Committee that no cash buyers had emerged over the last three and a half years. Based on such information, the Trimeris Special Committee concluded that a cash buyer was unlikely to emerge and determined not to expend significant resources in pursuing a cash sale of Trimeris.

Also at the March 27, 2011 meeting and in response to the Trimeris Special Committee’s earlier instructions, MTS Health Partners gave a presentation to the Trimeris Special Committee regarding potential candidates for a strategic transaction with Trimeris. MTS Health Partners described to the Trimeris Special Committee the process by which the potential candidates were selected. MTS Health Partners noted that it had identified an initial list of 671 public and private companies in the U.S., Canada and the EU that might potentially be candidates for a strategic transaction with Trimeris and then prioritized the potential strategic candidates using the criteria provided by the Trimeris Special Committee and MTS Health Partners’ knowledge of the candidates based on publicly available information. In particular, MTS Health Partners presented for consideration by the Trimeris Special Committee a list of 47 potential companies that may represent opportunities for a strategic transaction with Trimeris (the “Tier A Companies”) and a second list of 95 companies that were possible candidates for a strategic transaction with Trimeris (although less attractive than the possible opportunities presented by a strategic transaction with the Tier A Companies). These lists included companies in all therapeutic areas. Further refining the list of potential candidates, at the direction of the Trimeris Special Committee, MTS Health Partners had eliminated from consideration companies with the following characteristics: (i) market capitalizations below $25 million, (ii) companies whose lead product programs were in clinical trials earlier than Phase II (other than certain companies that had pre-Phase II programs that were identified as presenting exceptional opportunities), (iii) life sciences tools, medical technology, and diagnostic companies, (iv) companies focused on higher risk mechanisms of action and modalities (including cancer vaccines and cell and gene therapy), (v) companies pursuing indications deemed less desirable by Trimeris’ senior management (e.g., trial/endpoint complexity or low market potential), and (vi) companies that failed to retain meaningful rights to their lead programs. In evaluating the foregoing characteristics, and in particular market capitalization and companies in clinical trials earlier than Phase II, Synageva was not eliminated from the possible candidates because (i) as Synageva is a private company, the public market valuation criteria could not be applied and (ii) Synageva is in multiple Phase I/II clinical trials, which were initiated in February 2011, where an efficacy signal will be measured in patients, and therefore Synageva was deemed to be a company that met these criteria. After the presentation by MTS Health Partners, the Trimeris Special Committee directed MTS Health Partners to expand the list of potential candidates in order to consider certain other public biotechnology companies with larger market capitalizations and to report back to the Trimeris Special Committee an assessment of whether any of such larger companies would be viable strategic partners for Trimeris.

On March 30, 2011, the Synageva Transaction Committee held a telephonic meeting, at which Mr. Patel advised the committee that Trimeris was entering a formal process to evaluate a transaction with Synageva and to seek interest in a transaction from multiple other parties and that there would be a significant delay to any potential merger with Synageva and a decreased likelihood of such transaction being completed.

In line with its strategic options and to avoid any delay in the event Trimeris did not select Synageva for a business combination, Synageva had active discussions during April and May 2011 with a number of financial institutions regarding the process for going public via an initial public offering. These activities included meetings with fund managers in New York and Boston during a non-deal road show managed by J.P. Morgan during the week of May 16, 2011.

On April 1, 2011, the Trimeris Special Committee held a telephonic meeting. Dr. Mattingly advised the Trimeris Special Committee that he had received routine inquiries from several investment funds and potential strategic partners and that he was forwarding all such inquiries on to MTS Health Partners so that MTS Health Partners could have discussions with these parties to obtain information so that the Trimeris Special Committee could determine whether the party might be a viable strategic partner for Trimeris.

On April 4, 2011, the Trimeris board of directors held a telephonic meeting. Paul Hastings first advised the Trimeris board of directors of its fiduciary duties in the context of considering and evaluating a potential strategic transaction, including a discussion of the standard of review that a Delaware court might apply with respect to the process undertaken by the Trimeris Special Committee and the Trimeris board of directors and, accordingly, what process the Trimeris board of directors may consider adopting. Mr. Davis, on behalf of the Trimeris Special Committee, then provided a summary of the Trimeris Special Committee’s process to date. MTS Health Partners then explained for the Trimeris board of directors the steps that had been taken to identify for the Trimeris Special Committee companies that might be strategic partners for Trimeris. Specifically, MTS Health Partners presented to the Trimeris board of directors the process for selecting the potential strategic partners as Tier A Companies as had been presented to the Trimeris Special Committee on March 27, 2011. The members of the Trimeris board of directors then reviewed the list of Tier A Companies and shared their views and knowledge of certain of the Tier A Companies and discussed the merits and considerations associated with a number of the Tier A Companies. MTS Health Partners presented to the Trimeris board of directors the profiles of the Tier A Companies and possible benefits of a strategic transaction with certain of the Tier A Companies. The Trimeris board of directors also reviewed and considered the larger list of other companies initially identified by MTS Health Partners as potential candidates to determine whether the Trimeris board of directors wanted any of such companies to be added to the list of Tier A Companies. After the Trimeris board of directors’ review of and discussion regarding the initial list of Tier A Companies, the Trimeris board of directors determined that 14 of the Tier A Companies (the “First Round Companies”), which included six public companies and eight private companies (including Synageva), presented the best opportunity for a potential strategic transaction with Trimeris and asked MTS Health Partners to contact each of the First Round Companies to assess its interest in pursuing such a transaction and to request indications of interest from the First Round Companies by April 11, 2011.

Between April 4, 2011 and April 15, 2011, at the direction of the Trimeris Special Committee, representatives of MTS Health Partners contacted each of the First Round Companies. During such time, MTS Health Partners had conversations with the First Round Companies, during which MTS Health Partners collected information from each of the First Round Companies and presented information to them on the proposed opportunity presented by a potential strategic transaction between each of them and Trimeris. Over the course of such conversations, six of the First Round Companies (including all of the public companies in the First Round Companies) indicated they had no interest in pursuing a strategic transaction with Trimeris, five of the First Round Companies, including Synageva, expressed interest in pursuing a potential transaction with Trimeris and three of the First Round Companies stated that they were still considering whether pursuing a strategic transaction with Trimeris was in their best interests. Also during such time, at the direction of the Trimeris Special Committee and on behalf of Trimeris, Paul Hastings negotiated and entered into confidentiality agreements with five of the First Round Companies, including Synageva. The confidentiality agreements were substantially similar to each other and each contained a standstill provision prohibiting, among other things, any of such companies from acquiring shares of Trimeris common stock for a period of 12 months after the execution of the confidentiality agreement, a provision determined by the Trimeris Special Committee to be in Trimeris’ best interest in order to ensure that the Trimeris Special Committee retained an appropriate level of control over the process. The four First Round Companies, other than Synageva, that entered into confidentiality agreements with Trimeris are referred to herein as “Company A”, “Company B”, “Company C”, and “Company D” (such four companies, along with Synageva, are collectively referred to herein as the “Lead Bidders”).

On April 5, 2011, a director of a party that was identified as a First Round Company but who had declined interest (“Company E”) contacted MTS Health Partners and verbally expressed interest in pursuing a strategic partnership with Trimeris and another company with whom the director was affiliated. The transaction proposed by the director was not an acquisition or business combination, but a collaboration. However, since Trimeris did not have any ongoing therapeutic development work and the Trimeris Special Committee had instructed MTS Health Partners to pursue strategic mergers, such a proposed transaction was not feasible and MTS Health Partners informed the director of Company E that Trimeris was not interested in pursuing such a transaction.

On April 6, 2011, at the request of the Trimeris Special Committee, a senior executive of another company that had not been identified as a First Round Company (“Company F”) contacted Dr. Mattingly about a potential transaction and was directed to MTS Health Partners. A representative of MTS Health Partners had a discussion with Company F regarding a strategic transaction between Trimeris and Company F. MTS Health Partners presented this information to the Trimeris Special Committee, who determined that Company F’s lead program was too early-stage and was not a suitable candidate for a strategic transaction. Therefore, it was determined by the Trimeris Special Committee not to pursue further discussions with Company F.

On April 8, 2011, following receipt of the request for proposal distributed by MTS Health Partners on behalf of the Trimeris Special Committee outlining the strategic review process, Synageva confirmed by email its interest in participating in the process and began working on its proposal. In parallel to the effort to assemble Synageva’s proposal, Mr. Patel instructed Mr. Taylor to conduct a search for other potential partners to acquire by a reverse merger. Mr. Taylor conducted the searches during the week of April 11, 2011, identifying approximately 10 companies that met the initial criteria. Upon closer evaluation of the identified companies, Synageva management concluded that Trimeris remained the best option for a reverse merger and no action was taken.

On April 15, 2011, the Trimeris Special Committee held a telephonic meeting during which Dr. Mattingly first gave an update on the negotiations between Trimeris and Roche regarding an amendment to the Prior Roche Agreements (as defined in the section entitled “Trimeris’ Business—Overview” beginning on page 153) and indicated that he felt that Trimeris and Roche would be able to come to an agreement on the terms of such amendment within two weeks. Next, MTS Health Partners provided an update to the Trimeris Special Committee on their discussions on behalf of the Trimeris Special Committee with each of the First Round Companies to determine such companies’ respective interests in pursuing a potential strategic transaction with Trimeris. MTS Health Partners summarized for the Trimeris Special Committee the discussions MTS Health Partners had had with each of the Lead Bidders. In addition, MTS Health Partners provided an update to the Trimeris Special Committee that MTS Health Partners was still having discussions with three of the First Round Companies who had initially told MTS Health Partners that they would consider whether pursuing a transaction with Trimeris was in their best interest.

Between April 15, 2011 and April 27, 2011, representatives of MTS Health Partners held discussions with each of the Lead Bidders and another one of the First Round Companies, including discussions focused on the valuation of Trimeris and each Lead Bidder. Throughout the discussions and negotiations, MTS Health Partners requested that each of the Lead Bidders submit a proposal setting forth such Lead Bidder’s view of its valuation, as well as the valuation of Trimeris. MTS Health Partners provided all of the parties with information on the timing of the Trimeris Special Committee’s process of considering the opportunities available to it, as well as the process, expectations and objectives of the Trimeris Special Committee as a part of that process. During this period, MTS Health Partners provided answers on behalf of the Trimeris Special Committee to the questions of each of these parties.

On April 20, 2011, Synageva submitted its proposal as requested by Trimeris.

On April 27, 2011, the Trimeris Special Committee held a telephonic meeting. During the meeting, MTS Health Partners reviewed for the Trimeris Special Committee the preliminary proposals received from each of the Lead Bidders, noting that some of the Lead Bidders had provided valuation propositions related to their particular company, but that only three of the Lead Bidders had submitted a valuation for Trimeris and a proposal regarding the post-closing ownership allocation between such Lead Bidder’s stockholders and the Trimeris stockholders. In addition, MTS Health Partners provided the Trimeris Special Committee information regarding the financing history of each Lead Bidder, each Lead Bidder’s key investors, the status of each Lead Bidder’s clinical programs and upcoming milestones for each Lead Bidder. The Trimeris Special Committee then discussed the merits and risks of each Lead Bidder’s lead drug development program, potential markets for the Lead Bidders’ drugs, and likely liquidity needs of each Lead Bidder in order to commercialize its respective lead drug for sale. After a lengthy discussion of each Lead Bidder, the Trimeris Special Committee concluded that it wanted more information regarding each Lead Bidder and their respective clinical programs and instructed MTS Health Partners to contact each Lead Bidder to invite them to make an in-person presentation to the Trimeris Special Committee. The Trimeris Special Committee also asked Dr. Mattingly to retain outside technical consultants with expertise in the disease indications being pursued by the Lead Bidders to assist the Trimeris Special Committee in understanding and evaluating each Lead Bidder’s drug development program. MTS Health Partners also informed the Trimeris Special Committee that one of the companies that had expressed interest in early April 2011 in potentially pursuing a strategic transaction had recently withdrawn from the process.

Between May 3, 2011 and May 4, 2011, each of the Lead Bidders met with the Trimeris Special Committee and its financial, legal and technical advisors at the offices of Paul Hastings in San Diego, California. During the meetings, each Lead Bidder’s management and scientific teams gave presentations to the Trimeris Special Committee and its advisors regarding such Lead Bidder’s company profile, the disease indications on which it was focused, the status of its lead drug development program and, in some cases, its other drug development programs, the potential market for its lead drug, the regulatory timeline to drug approval, the results of its clinical trials to date, its liquidity needs, and other information related to the success of its programs. Following the presentations and over the next several days, the Trimeris Special Committee discussed each of the Lead Bidders’ drug development programs and commercialization potential in detail with its advisors and prepared follow-up diligence questions for each Lead Bidder. Based on such discussions, the Trimeris Special Committee expressed significant concerns regarding the fact that Company D’s lead drug program and the approach to the treatment of the target disease was unprecedented and lacked human proof of efficacy and determined that Company D should be eliminated as a potential strategic partner. After reviewing the additional diligence that was provided by each of the remaining Lead Bidders, the Trimeris Special Committee determined that it still wanted more information regarding the remaining four Lead Bidders in order to fully evaluate the potential opportunity presented by each company.

On May 6, 2011, at the direction of the Trimeris Special Committee, MTS Health Partners notified Company D that the Trimeris Special Committee had determined not to pursue a transaction with such party at that time. In addition, also at the direction of the Trimeris Special Committee, MTS Health Partners notified each of Company A, Company B, Company C and Synageva that, at that time, the Trimeris Special Committee wanted to further evaluate a transaction with each party but needed to conduct additional diligence prior to making a decision regarding any potential strategic transaction.

Between May 6, 2011 and May 12, 2011, the Trimeris Special Committee and its legal, financial and technical advisors continued their due diligence activities related to the four remaining Lead Bidders. The Trimeris Special Committee’s financial and technical advisors presented the results of the due diligence activities they had conducted for the Trimeris Special Committee. Following that presentation, the Trimeris Special Committee had significant concerns about Company C’s lack of strong intellectual property protection associated with its lead drug candidate and, on May 11, 2011, the Trimeris Special Committee determined not to pursue a strategic transaction with Company C. MTS Health Partners immediately notified Company C of the Trimeris Special Committee’s decision.

On May 12, 2011, the Trimeris Special Committee held a telephonic meeting. At the meeting, Dr. Mattingly and representatives of Paul Hastings and MTS Health Partners summarized the status of due diligence with respect to the three remaining Lead Bidders. In particular, Dr. Mattingly described for the Trimeris Special Committee the due diligence that was being undertaken by the Trimeris Special Committee’s technical advisors with respect to the drug development programs of the remaining Lead Bidders. The Trimeris Special Committee and its advisors discussed the information and additional information that would be helpful in order to make a determination about whether to move forward with each of the remaining Lead Bidders. In addition, Paul Hastings reviewed with the Trimeris Special Committee a summary of the material terms of a transaction reflected in draft definitive agreements that had been prepared by Paul Hastings and distributed to the Trimeris Special Committee.

On May 13, 2011, Mr. Patel contacted MTS Health Partners to discuss the timing and valuation of a potential transaction. Mr. Patel informed MTS Health Partners that, because Synageva had initiated patient enrollment in its clinical trials, a 3:1 ownership ratio (i.e., current Synageva stockholders would receive shares of Trimeris common stock representing approximately 75% of the outstanding capital stock of the combined company, while the current Trimeris stockholders would retain shares of Trimeris common stock representing approximately 25% of the outstanding capital stock of the combined company) was now more reflective of Synageva’s value and anything less would not be acceptable to Synageva.

Also on May 13, 2011, the Trimeris Special Committee provided to Synageva and Company B a draft merger agreement and ancillary documents (the “Draft Agreements”) prepared by Paul Hastings and asked each such company to provide its comments to the Draft Agreements. The Draft Agreements prepared by Paul Hastings required, among other things, that (i) 25% of the shares of Trimeris common stock to be issued in connection with the strategic transaction be placed in escrow for a period of 12 months after the closing of the proposed transaction to serve as security for the indemnification obligations of Synageva contained in the Draft Agreements, (ii) all shares of Trimeris common stock to be issued in the proposed strategic transaction be subject to a prohibition on the sale or transfer of such shares for a period of 180 days after the closing of the proposed transaction, (iii) each of the key stockholders of the winning bidder would contractually agree to vote for the proposed transaction with Trimeris, and (iv) a break-up fee be payable by Trimeris in certain circumstances in an amount to be agreed upon between the parties. In addition, representatives of Paul Hastings continued their detailed legal due diligence of Synageva and Company B.

On May 16, 2011, the Trimeris board of directors held a telephonic meeting. Dr. Mattingly discussed with the Trimeris board of directors the status of negotiations with Roche in connection with an amendment to the Prior Roche Agreements. Next, MTS Health Partners reviewed for the Trimeris board of directors the process undertaken to date by the Trimeris Special Committee and its advisors in evaluating the opportunities for strategic transactions involving Trimeris, including the due diligence activities undertaken by the Trimeris Special Committee and negotiations with respect to the Lead Bidders, and the developments that had led to the narrowing of the list of candidates for a potential strategic transaction with Trimeris. After careful review of the merits and considerations of each of Company A, Company B, and Synageva, and upon the recommendation of the Trimeris Special Committee, the Trimeris board of directors authorized the Trimeris Special Committee to continue detailed due diligence and discussions with Company B and Synageva (the “Final Bidders”), and to remain in high level discussions with Company A.

On May 26, 2011, Synageva provided its comments on the Draft Agreements to Trimeris. Among other changes, Synageva’s comments to the Draft Agreements indicated that (i) the ownership ratio would be 3:1, (ii) Synageva declined to accept a prohibition on the sale or transfer of any shares of Trimeris common stock to be issued to its stockholders in connection with any proposed transaction, (iii) Synageva declined to accept any escrow of any shares of Trimeris common stock it might receive in a transaction, and (iv) the break-up fee payable by Trimeris in certain circumstances would be equal to 3% of the value of the shares of Trimeris common stock to be issued in the proposed transaction (which, based on Trimeris’ then-current trading price and based on Synageva’s 3:1 post-closing ownership proposal, was approximately $5.7 million). On May 27, 2011, Company B provided its comments to the Draft Agreements, many of which were similar to those provided by Synageva. On May 28, 2011, Paul Hastings contacted outside legal counsel for each of Synageva and Company B and began negotiations with respect to the Draft Agreements.

On May 30, 2011, the Trimeris Special Committee held a telephonic meeting. Representatives of MTS Health Partners gave a presentation to the Trimeris Special Committee, which included a summary of the process to date. In addition, Dr. Mattingly summarized for the Trimeris Special Committee the feedback he had received from independent technical specialists who had performed due diligence on each Final Bidder’s respective clinical programs, which included discussions with each Final Bidder related thereto. MTS Health Partners next presented to the Trimeris Special Committee preliminary valuation information related to Trimeris and financial information on Synageva and Company B. The Trimeris Special Committee then considered the alternatives of continuing to operate Trimeris as a stand-alone, public company and a liquidation of Trimeris. Dr. Mattingly and Mr. Thomas raised concerns about the significant administrative, legal and other costs associated with continuing to operate Trimeris as an ongoing, stand-alone publicly traded company, including legal and accounting costs. Paul Hastings discussed with the Trimeris Special Committee the timing, procedures and risks associated with a possible liquidation of Trimeris as an alternative to a strategic business transaction, including the need to form a liquidating trust or other appropriate vehicle to handle the administration of the royalty due from Roche over the next 10 years. The Trimeris Special Committee asked the Trimeris management team and Paul Hastings to work with MTS Health Partners to put together financial scenarios that would reflect these two alternatives so the Trimeris Special Committee could review and evaluate such scenarios. The Trimeris Special Committee next asked MTS Health Partners and Trimeris’ senior management to follow up on certain due diligence matters with each Final Bidder, including obtaining a better understanding of the economics associated with Company B’s co-promotion agreement with its strategic partner, formally engaging strategic consultants to assist in conducting thought leader interviews, validating Synageva’s probability of success of Synageva’s lead compound, and reviewing additional support for Synageva’s financial forecast models. Paul Hastings next reviewed for the Trimeris Special Committee the material differences between the initial comments received from Synageva and the initial comments received from Company B on the Draft Agreements and advised the Trimeris Special Committee that negotiations with respect to the Draft Agreements had been ongoing with outside counsel for each of Synageva and Company B.

Over the next several days, the members of the Trimeris Special Committee had a number of conversations with Dr. Mattingly, Mr. Thomas and representatives of MTS Health Partners regarding the follow-up diligence matters that the Trimeris Special Committee had asked such individuals to focus on. Based, in part, on the results of such follow-up diligence, the Trimeris Special Committee concluded there was significant risk in Company B’s ability to commercialize its lead product candidate in the accelerated timeframe that Company B had proposed, which accelerated approval was necessary to support Company B’s proposed valuation. In addition, the Trimeris Special Committee also had concerns regarding the valuation of Company B in light of the fact that Company B had surrendered at least one-half of the U.S. economic rights with respect to its lead product candidate and further that the terms of any rights it did retain were uncertain. In light of the foregoing, the Trimeris Special Committee determined that, after evaluating the relative merits and considerations between a transaction with Company B and a transaction with Synageva, Company B presented a less attractive alternative than that presented by Synageva.

On June 1, 2011, the Trimeris board of directors held a telephonic meeting. Paul Hastings again advised the Trimeris board of directors of its fiduciary duties in connection with considering strategic alternatives for Trimeris, including a liquidation of Trimeris, continuing Trimeris as a stand-alone publicly traded company, and any strategic transaction with a third party. Next, Paul Hastings reminded the Trimeris board of directors that Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, had substantial stock ownership positions in both Synageva and Trimeris and that Dr. Felix Baker was the Chairman of the board of directors of Synageva. Next, MTS Health Partners gave a presentation to the Trimeris board of directors regarding each of the Final Bidders. Dr. Mattingly then reviewed for the Trimeris board of directors a summary of the due diligence performed by Trimeris’ senior management and the Trimeris Special Committee and its technical advisors with respect to the clinical programs of each Final Bidder. Dr. Mattingly also noted that strategic consultants had been retained at the direction of the Trimeris Special Committee and that such consultants had rendered written reports in connection with their technical due diligence review of the Final Bidders. MTS Health Partners then reviewed the preliminary valuation analyses performed by MTS Health Partners with respect to Trimeris and presented certain preliminary valuation analyses performed by MTS Health Partners with respect to each Final Bidder. As previously requested by the Trimeris Special Committee, MTS Health Partners also presented financial scenarios of Trimeris as an ongoing independent publicly traded company, a possible liquidation of Trimeris, and a business combination transaction involving Trimeris and a company with other operations. Such scenarios indicated that on a liquidation basis, the Trimeris stockholders would receive a near-term cash distribution of approximately $48 million (which was equal to Trimeris’ approximate then-current cash balance, less estimated liquidation costs) and future potential distributions from the sale of FUZEON by Roche for a total expected net present value (including the initial near-term cash distribution of $48 million) of between $70 million and $75 million. Based in part on the MTS Health Partners financial scenarios and in part on the significant costs of continuing to operate Trimeris as a stand-alone, publicly traded company, the value of a potential liquidation of Trimeris, including the administrative challenges associated with maintaining a liquidating trust to collect any royalties from Roche for the sale of FUZEON, the Trimeris board of directors rejected such alternatives. Following MTS Health Partners’ presentation and consideration by the Trimeris board of directors, Mr. Davis, speaking on behalf of the Trimeris Special Committee, advised the Trimeris board of directors that, based on the Trimeris Special Committee’s review of Trimeris’ alternatives and the value proposition offered by a strategic transaction with Synageva compared to any other available alternatives, the Trimeris Special Committee believed it was in the best interests of Trimeris and its stockholders to pursue a strategic transaction with Synageva and, accordingly, recommended to the Trimeris board of directors that Trimeris pursue such transaction. The Trimeris board of directors unanimously authorized the Trimeris Special Committee and Trimeris’ senior management to proceed with negotiating an acceptable definitive agreement with Synageva. Thereafter, Paul Hastings advised the Trimeris board of directors that Trimeris may be required to undertake a reverse stock split and an increase in Trimeris’ authorized shares in order to facilitate a transaction with Synageva and that further information on this item would be presented for consideration at the next meeting of the Trimeris board of directors.

Between May 28, 2011 and June 13, 2011, representatives of Trimeris and Synageva, and each company’s respective legal counsel negotiated the terms of a definitive merger agreement and supporting stockholder voting agreements and continued their respective due diligence reviews of Synageva and Trimeris. Also during this time, representatives from MTS Health Partners had a number of conversations with Mr. Patel regarding the 3:1 ownership ratio proposed by Synageva. On each occasion, Mr. Patel told MTS Health Partners that anything less than a 3:1 ownership ratio as proposed by Synageva would be unacceptable to Synageva. Also during this time, members of the Trimeris Special Committee and Trimeris’ senior management had numerous due diligence calls with MTS Health Partners, Paul Hastings, intellectual property counsel to Trimeris, and various other strategic consultants engaged at the direction of the Trimeris Special Committee.

On June 6, 2011, the Trimeris board of directors held a telephonic meeting. The Trimeris Special Committee gave an update to the Trimeris board of directors regarding the expected timing of the completion of due diligence and advised the Trimeris board of directors that negotiations on the definitive agreements were substantially complete. The Trimeris Special Committee informed the Trimeris board of directors that it would report back upon the completion of all due diligence and make its recommendation at that time.

On June 6, 2011, the Synageva Transaction Committee held a telephonic meeting. Dr. Felix Baker, Dr. Biggar, and Marc Rubenstein of Ropes & Gray LLP (“Ropes & Gray”), counsel to Synageva, attended the meeting by invitation of the Synageva Transaction Committee. At the meeting, Mr. Patel reviewed the events that led to the negotiation of the proposed transaction and described the results of the due diligence investigation of Trimeris undertaken by Synageva’s management and external advisors. Mr. Rubenstein described the terms of the proposed transaction and the board’s fiduciary duties with respect to the proposed transaction, and the interests of Dr. Felix Baker in the transaction were discussed. Thereafter, the Synageva Transaction Committee advised the Synageva board of directors that the committee recommended that the Synageva board of directors approve the proposed strategic transaction between Trimeris and Synageva. The meeting of the Synageva Transaction Committee was adjourned and a telephonic meeting of the Synageva board of directors was held immediately thereafter. The Synageva board of directors discussed the recommendation of the Synageva Transaction Committee and other issues related to the proposed transaction, and then unanimously approved the proposed merger with Trimeris.

On June 11, 2011, the Trimeris board of directors held a telephonic meeting. The meeting commenced with an executive session that excluded Dr. Felix Baker and Mr. Julian Baker. During such executive session, the other members of the Trimeris board of directors confirmed that they were aware of the interests of each of Dr. Felix Baker and Mr. Julian Baker in connection with the proposed transaction with Synageva and that they had no further questions with regard thereto. At this point, Dr. Felix Baker and Mr. Julian Baker joined the telephonic meeting. A representative of MTS Health Partners reviewed with the Trimeris Special Committee a financial analysis of the Exchange Ratio performed by MTS Health Partners. After the presentation, representatives of MTS Health Partners discussed and responded to questions from the Trimeris Special Committee regarding the financial analysis. Following this discussion, MTS Securities, an affiliate of MTS Health Partners, rendered its oral opinion to the Trimeris Special Committee, which opinion was subsequently confirmed in writing on June 12, 2011, that, as of the date of the MTS Opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of stock of Synageva, or any of their respective affiliates). The full text of the MTS Opinion, which sets forth assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by MTS Securities in connection with such opinion, is attached as Annex D to this joint proxy statement/prospectus. For a more complete discussion of the MTS Opinion, see the section entitled “The Merger—Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors” beginning on page 87. Thereafter, the Trimeris Special Committee advised the Trimeris board of directors that all legal, financial, operational, and technical due diligence with respect to Synageva had been completed and that the Special Committee recommended that the Trimeris board of directors approve the proposed strategic transaction between Trimeris and Synageva. The Trimeris board of directors then unanimously approved the proposed transaction with Synageva. At this point, the members of the Trimeris Special Committee left the meeting and the remaining members of the Trimeris board of directors discussed the compensation to be paid to the members of the Trimeris Special Committee in connection with their services on such committee.

On June 13, 2011, Synageva and Trimeris entered into the Merger Agreement and issued a press release describing the proposed transaction.

Following the announcement by Synageva and Trimeris of the execution of the Merger Agreement, Synageva notified the financial institutions involved with its planning efforts for an initial public offering that Synageva was terminating the process in favor of the Merger with Trimeris.

On June 17, 2011, the Trimeris board of directors and Trimeris’ senior management received a letter from BML Capital Management LLC, one of Trimeris’ institutional stockholders, objecting to the Merger. In its letter, BML indicated that it believed the majority of Trimeris’ stockholders acquired Trimeris common stock for the cash reflected on Trimeris’ balance sheet and the FUZEON royalty stream, with the expectation of an eventual sale of Trimeris for cash or a dividend payout with additional payouts as operations were liquidated and opposed the transaction with Synageva because it did not meet those criteria. The Trimeris board of directors did not respond to this letter.

On July 22, 2011, as reported in its Schedule 13D/A filed with the SEC on July 26, 2011, BML disposed of 2,000,000 shares of Trimeris common stock rather than oppose the Merger. As of such date and immediately following such disposition, BML held 171,448 shares of Trimeris common stock, or less than 1% of the total outstanding shares of Trimeris common stock.

Recommendations of the Trimeris Board of Directors and its Reasons for the Merger

The Trimeris board of directors, after considering the recommendation of the Trimeris Special Committee and the factors described below, (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Trimeris and its stockholders, (ii) has approved the Merger Agreement, the voting agreements and each of the amendments to the Trimeris Certificate, and (iii) recommends that the Trimeris stockholders vote “FOR” the Trimeris Merger Proposals. The Trimeris Special Committee made its recommendation to the Trimeris board of directors after considering the factors described in this joint proxy statement/prospectus, consulting with its legal and financial advisors. The Trimeris board of directors consulted with Trimeris’ senior management and the Trimeris Special Committee in evaluating the Merger. In addition, both the Trimeris Special Committee and the Trimeris board of directors considered a number of factors that they believed supported their respective decisions to take the foregoing actions, including, but not limited to, the following:

•

the belief that the combination of Trimeris’ and Synageva’s businesses would create more value for the Trimeris stockholders in the long-term than Trimeris could create as a stand-alone business given the challenges in its business and those presented by a volatile economy;

•

the Trimeris board of directors’ consideration of strategic alternatives to the Merger, including engaging in a merger transaction with another company, continuing to operate Trimeris on a stand-alone basis, or undertaking a liquidation of Trimeris;

•

the significant costs of liquidating Trimeris and the operational challenges of maintaining a liquidating trust to administer any royalty payments Trimeris may receive from the sales of FUZEON by Roche;

•	the opportunity for the Trimeris stockholders to participate in the potential future value of the combined company;

•	the consideration of Trimeris’ near- and long-term performance on a stand-alone basis;

•	the belief that the Merger is more favorable to the Trimeris stockholders than the alternatives to the Merger;

•	the consideration of the fact that Trimeris’ revenue received from the sale of FUZEON by Roche has declined year-over-year for the last two years, and for the first quarter of 2011;

•

the fact that Trimeris has the ability to terminate the Merger Agreement and the other transactions contemplated by the Merger Agreement if there is any change, circumstance or other occurrence that, subject to certain exceptions, has resulted in or would reasonably be expected to result in:

•

any results or other indications that one or more patients participating in Synageva’s clinical trials with respect to SBC-102 for the treatment of LAL Deficiency has developed neutralizing antibodies in response to the administration of SBC-102 if it would reasonably be expected to materially delay the development or commercialization, reduce the size of the market for, or result in non-approval by the FDA or EMA, in each case, of SBC-102 for the treatment of LAL Deficiency in the U.S. or the EU;

•	the failure of any Phase II clinical trial for SBC-102 to achieve one or more of its primary endpoints;

•

the termination of any Phase II clinical trial for SBC-102 prior to completion based on matters relating to the efficacy or safety of SBC-102 in the treatment of LAL Deficiency in the U.S. or the EU; or

•

any unexpected drug-related, serious adverse event or events in patients who received SBC-102 in a clinical trial or other patient usage setting, if it would reasonably be expected to prevent Synageva from obtaining approval from the FDA or EMA to market SBC-102 for the treatment of LAL Deficiency in the U.S. or the EU;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•

the determination that the relative percentage of ownership of the combined company by Trimeris stockholders and Synageva stockholders is consistent with Trimeris’ perceived valuations of each company at the time the Trimeris board of directors approved the Merger Agreement;

•

the no solicitation provisions limiting Synageva’s ability to engage in discussions or negotiations regarding, or furnish to any person any information with respect to, or solicit, encourage, or knowingly facilitate any inquiry with respect to, an alternative acquisition proposal;

•	the limited number and nature of the conditions to Synageva’s obligation to complete the Merger and the limited risk of non-satisfaction of such conditions;

•

the conclusion of the Trimeris board of directors that the $3 million termination fee and obligation to reimburse expenses up to $1.5 million payable to Synageva in the circumstances set forth in the Merger Agreement were reasonable in the context of termination fees that were payable in comparable transactions and would not be likely to preclude another party from making a superior proposal with respect to Trimeris;

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstances; and

•

the restrictions on the Synageva stockholders’ ability to freely trade the shares of the combined company’s common stock that they receive in connection with the Merger for certain periods of time following the completion of the Merger;

•

the voting agreements entered into by the directors, executives officers, and certain stockholders of Synageva representing approximately 89% of the outstanding voting power of Synageva as of June 13, 2011, pursuant to which those stockholders agreed, solely in their capacity as stockholders, to vote all of their shares of Synageva capital stock and securities in favor of adoption of the Merger Agreement and against any alternative acquisition proposal;

•	the likelihood of retaining key Synageva employees to manage the combined company;

•	the likelihood that the Merger will be completed on a timely basis;

•

the fact that the Exchange Ratio will not fluctuate based upon changes in the price of Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger, which protects the Trimeris stockholders from any materially negative trends in the price of Trimeris common stock and any materially positive trends in the value of Synageva capital stock;

•

the opinion of MTS Securities, rendered orally to the Trimeris Special Committee on June 11, 2011, which opinion was subsequently confirmed in writing on June 12, 2011, that, as of the date of the MTS Opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of stock of Synageva, or any of their respective affiliates), the full text of which, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by MTS Securities in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus, and which is described in greater detail in the section entitled “The Merger—Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors” beginning on page 87; and

•

the consideration of the fact that Trimeris was unable to identify a cash buyer for Trimeris at a price that the Trimeris board of directors believed was in the best interests of the Trimeris stockholders.

The Trimeris Special Committee and the Trimeris board of directors also considered a number of potentially negative factors in its deliberations concerning the Merger, including:

•	the risk that Synageva’s revenue forecasts are not attained at the level or within the timeframe expected;

•	the general challenges associated with successfully integrating two companies;

•	the potential loss of key Synageva employees critical to the ongoing success of the combined company’s business;

•	the requirement under the Merger Agreement that Trimeris call and hold a vote of its stockholders to approve the Trimeris Merger Proposals, even in circumstances where the Trimeris board of directors has withdrawn or adversely changed its recommendation to the Trimeris stockholders with respect to such proposals in response to a superior offer or an unanticipated material intervening event or development;

•	the risk of stockholder lawsuits that may be filed against Trimeris and/or the Trimeris board of directors in connection with the Merger Agreement;

•	the substantial transaction costs to be incurred by Trimeris in connection with the Merger, even if the Merger is not completed in a timely manner or at all;

•

the interests of Trimeris directors and executive officers in the Merger, including the matters described under the section entitled “The Merger—Interests of Trimeris Directors and Executive Officers in the Merger” beginning on page 98;

•

the fact that certain deal protection measures contained in the Merger Agreement, including the no solicitation provisions limiting Trimeris’ ability to engage in discussions or negotiations regarding, or furnish to any person any information with respect to, an alternative acquisition proposal and the $3 million termination fee payable by Trimeris under certain circumstances, could have the effect of discouraging or devaluing acquisition proposals involving Trimeris, including those that could otherwise become superior proposals;

•	the potential limitations on the combined company’s utilization of NOL carryforwards in light of Section 382 of the Code;

•	the risk that conditions to the completion of the Merger will not be satisfied and that the Merger may not be completed in a timely manner or at all;

•	if the Merger is not completed, the potential adverse effect of the public announcement of the Merger on Trimeris’ business;

•	the immediate and substantial dilution of the equity interests and voting power of Trimeris’ current stockholders upon completion of the Merger;

•	the ability of Synageva’s current stockholders to significantly influence the combined company’s business following the completion of the Merger;

•	the possible volatility, at least in the short term, of the trading price of Trimeris common stock resulting from the public announcement of the Merger;

•	Trimeris’ inability to terminate the Merger Agreement if the Trimeris board of directors accepts or recommends a superior proposal;

•

the restrictions on the conduct of Trimeris’ business prior to the completion of the Merger, which require Trimeris to carry on its business in the ordinary course and consistent with past practice, subject to specific additional restrictions, which may delay or prevent Trimeris from pursuing business opportunities that would otherwise be in its best interests as a stand-alone company;

•	the requirement that Trimeris receive approval from NASDAQ for the listing of Trimeris’ common stock to be issued in connection with the Merger;

•	the fact that management of the combined company following the completion of Merger will be ceded to the management team of Synageva; and

•	the other risks described above under the section entitled “Risk Factors” beginning on page 34.

This discussion of the information and factors considered by the Trimeris Special Committee and the Trimeris board of directors is not intended to be exhaustive but is intended to summarize all material factors considered by the Trimeris Special Committee and the Trimeris board of directors in connection with their respective approval and recommendation of the Merger and the other related transactions described in this joint proxy statement/prospectus. In view of the wide variety of factors considered, neither the Trimeris Special

Committee nor the Trimeris board of directors found it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, the Trimeris Special Committee and the Trimeris board of directors each concluded that the potential benefits of the Merger outweighed the potential negative factors and that, overall, the Merger had greater potential benefits for the Trimeris stockholders than other strategic alternatives, including continuing to operate Trimeris as a stand-alone publicly traded company or liquidating Trimeris. Therefore, after taking into account all of the factors set forth above, the Trimeris board of directors determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Trimeris and its stockholders and that Trimeris should enter into the Merger Agreement and take all actions necessary to complete the Merger.

Recommendation of the Synageva Board of Directors and its Reasons for the Merger

The Synageva board of directors, after considering the recommendation of the Synageva Transaction Committee and the factors described below, has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Synageva and its stockholders, has approved the Merger Agreement, and recommends that the Synageva stockholders vote “FOR” the Synageva Merger Proposal. The Synageva Transaction Committee made its recommendation to the Synageva board of directors after considering the factors described in this joint proxy statement/prospectus and consulting with its legal advisors. The Synageva board of directors consulted with Synageva’s senior management team and the Synageva Transaction Committee in evaluating the Merger. In addition, both the Synageva Transaction Committee and the Synageva board of directors considered a number of factors that they believed supported their respective decisions to take the foregoing actions, including, but not limited to, the following:

•

the historical and current information concerning Synageva’s business, financial performance, financial condition, operations, and management, including financial projections of Synageva under various scenarios and its short- and long-term strategic objectives and the risks associated therewith;

•

that the cash resources of the combined company expected to be available upon completion of the Merger would provide sufficient capital to maintain Synageva’s projected business operations, including supporting the continued clinical development of Synageva’s product candidate, SBC-102, and continued research and preclinical development of SBC-103, SBC-104, and other product candidates, and that the combined company would have the ability to access capital markets as a public company; and that without Trimeris’ net cash that is expected to be available to the combined company upon completion of the Merger, Synageva would need to raise additional funds through private or public equity offerings, partnerships with pharmaceutical companies, debt financing, or other arrangements before the end of the first half of 2012;

•

the expectation that the Merger would be a more time- and cost-effective means, as well as less dilutive to current Synageva stockholders, to access additional capital than other options considered, including an initial public offering or an additional round of private equity financing, given the stage of development of Synageva and the uncertainty of capital markets for initial public offerings and follow-on rounds of venture financings;

•

the expectation that the range of options available to the combined company to access private and public equity markets for additional capital in the future will likely be greater than the range of options Synageva would have as a private company;

•

the fact that the shares of Trimeris common stock to be issued to Synageva stockholders upon completion of the Merger will be registered and freely tradable by Synageva stockholders, subject to the lock-up provisions in the Merger Agreement and compliance with restrictions imposed by securities laws;

•	the opportunity for Synageva stockholders to participate in the potential long-term value of the product candidate development programs of Synageva through the ownership of stock in a public company;

•

the fact that the Exchange Ratio will not fluctuate based upon changes in the price of Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger, which protects Synageva stockholders from any materially positive trends in the price of Trimeris common stock and any materially negative trends in the value of Synageva capital stock;

•

the fact that Synageva has the ability to terminate the Merger Agreement and the other transactions contemplated by the Merger Agreement if there are is any change, circumstance or other occurrence that, subject to certain exceptions, has resulted in or would reasonably be expected to result in:

•

any material breach by Trimeris or Roche of any agreement, arrangement, or contract between Trimeris and Roche; provided that a breach by Roche shall not give Synageva the right to terminate the Merger Agreement so long as Trimeris uses commercially reasonable efforts to cause Roche to remedy such breach and seek all available remedies as a result of such breach;

•	any suspension or revocation by a governmental authority of marketing authorization of FUZEON in any of the top eight countries of the world from which Roche derives revenues from sales of FUZEON;

•	any supply failure of FUZEON that would reasonably be expected to materially impact for two or more quarters the revenues anticipated to be received by Trimeris under the Roche License Agreement; or

•	the shares of Trimeris ceasing to be listed on the NASDAQ Global Market, other than a temporary suspension of trading;

•	the terms and conditions of the Merger Agreement, including:

•

the determination that the relative percentage ownership of the combined company by Synageva stockholders and Trimeris stockholders is consistent with Synageva’s perceived valuations of each company at the time Synageva’s board of directors approved the Merger Agreement and the transactions contemplated thereby, including the Merger;

•	that the terms of the Merger Agreement are reasonable, including the parties’ representations, warranties and covenants and the conditions to the parties’ respective obligations;

•

the no solicitation provisions limiting Trimeris’ ability to engage in discussions or negotiations regarding, or to furnish to any person any information with respect to, or solicit, encourage, or knowingly facilitate any inquiry with respect to, an alternative acquisition proposal;

•

the qualification of the Merger as a “reorganization” for U.S. federal income tax purposes, with the result that in the Merger neither Trimeris’ nor Synageva’s stockholders will recognize gain or loss for U.S. federal income tax purposes;

•

Synageva’s rights under the Merger Agreement to pursue alternative acquisition proposals received independently under specified circumstances and to terminate the Merger Agreement under specified circumstances; and

•

the fact that Trimeris would be obligated to pay a termination fee to Synageva of $3 million under certain circumstances and that Trimeris may be required to reimburse Synageva’s documented expenses up to $1.5 million if Synageva or Trimeris terminate the Merger Agreement because Trimeris stockholders failed to approve the Trimeris Merger Proposals.

In the course of its deliberations, Synageva’s board of directors also considered a variety of risks and other negative factors related to entering into the Merger Agreement, including the following:

•	the risk that the Merger might not be completed in a timely manner, or at all, due to a failure to satisfy the closing conditions, some of which are outside of Synageva’s control;

•

the risk of the potential adverse effect of the public announcement of any termination of the Merger Agreement on Synageva’s business, including its ability to attract new sources of capital, retain key personnel, and maintain its overall competitive position if the Merger is not completed;

•

the indemnification obligations and other potential liabilities retained by Trimeris related to FUZEON under the Roche License Agreement, which would be borne by the combined company following the Merger;

•

the fact that Synageva stockholders will have certain transfer restrictions on the shares of Trimeris common stock to be received in connection with the Merger and that the price of the common stock of the combined company may decrease during the period that Synageva stockholders may be unable to sell their shares of Trimeris common stock;

•

expenses and obligations that the combined company would be subject to as a result of being a public company that could adversely affect the combined company’s operating results and preclude the achievement of some of the benefits anticipated from the Merger;

•

the fact that stockholders holding a sufficient number of shares of Synageva capital stock to approve the Merger have executed binding voting agreements to vote in favor of the Merger, effectively eliminating Synageva’s ability to pursue other, potentially more attractive, alternative transactions to the Merger in lieu of the Merger;

•

the interests of Synageva’s executive officers and directors in the transactions contemplated by the Merger Agreement, as described in the section entitled “The Merger—Interests of Synageva Directors and Executive Officers in the Merger” beginning on page 101; and

•

various other applicable risks associated with the business of Synageva, Trimeris, and the combined company and the Merger, including those described in the section entitled “Risk Factors” beginning on page 34.

The foregoing discussion of the factors considered by Synageva’s board of directors is not intended to be exhaustive but sets forth the principal factors considered by Synageva’s board of directors. Synageva’s board of directors collectively reached the unanimous conclusion to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and determined that the same are advisable and fair to, and in the best interests of, Synageva and its stockholders in light of the various factors described above and other factors that each member of Synageva’s board of directors deemed relevant. In view of the wide variety of factors considered by the members of Synageva’s board of directors in connection with their evaluation of the Merger Agreement and the complexity of these matters, Synageva’s board of directors did not consider it practical, and did not attempt, to quantify, rank, or otherwise assign relative weights to the specific factors it considered in reaching its decision. Synageva’s board of directors made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Certain Financial Forecasts Utilized by Trimeris in Connection with the Merger

Trimeris Financial Forecasts

Trimeris does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings, or other results, and Trimeris is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In connection with its due diligence process and evaluation of the Merger, Trimeris’ senior management prepared financial forecasts regarding Trimeris’ forecasted net revenues, operating expenses, and net income results for its 2011 through 2021 fiscal years. These unaudited financial forecasts were considered by the Trimeris board of directors for purposes of evaluating the Merger. The Trimeris financial forecasts were not prepared with a view toward public disclosure. However, Trimeris has included below a summary of the Trimeris financial forecasts to provide its stockholders and investors access to certain non-public information that was furnished to third parties in connection with the Merger.

The Trimeris financial forecasts included assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of Trimeris.

The Trimeris financial forecasts presented below were reviewed with the Trimeris board of directors and were used by MTS Securities in connection with its financial analysis of the Exchange Ratio. Trimeris also provided Synageva with the Trimeris financial forecasts, which were reviewed with the Synageva board of directors and were utilized by Synageva in connection with its financial analysis of the Exchange Ratio.

The inclusion of the Trimeris financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Trimeris, the Trimeris Special Committee, or the Trimeris board of directors considered, or now considers, these forecasts to be material to the Trimeris or Synageva stockholders or necessarily indicative of actual future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read the information set forth below under the heading “Important Information About the Trimeris Financial Forecasts”.

Trimeris’ senior management provided two sets of financial forecasts:

•	a stand-alone scenario, which assumed that Trimeris remained an independent company and therefore bore the full burden of all existing operating expenses; and

•	an acquisition scenario, which assumed that Trimeris was acquired and therefore significantly reduced future operating expenses.

The following tables present the base case financial forecasts of Trimeris on a stand-alone and acquisition basis, as used by the Trimeris Special Committee and the Trimeris board of directors for purposes of its consideration of the Merger and by MTS Securities for purposes of its financial analyses related to the Merger.

Stand-Alone Scenario

	Projected
($ in millions)	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
Net Revenue	$17.0	$11.5	$10.9	$10.4	$9.4	$8.5	$7.6	$6.9	$6.2	$2.0	$1.8
Operating Expense	$3.2	$2.6	$2.5	$2.4	$2.4	$2.3	$2.2	$2.1	$2.1	$2.0	$1.9
Net Income/(Loss)	$9.0	$5.9	$5.6	$5.3	$4.7	$4.2	$3.7	$3.2	$2.8	$(0.03)	$(0.2)

Acquisition Scenario

	Projected*
($ in millions)	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
Net Revenue	$17.0	$11.5	$10.9	$10.4	$9.4	$8.5	$7.6	$6.9	$6.2	$2.0	$1.8
Operating Expense	$4.4	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2
Net Income	$12.6	$11.3	$10.8	$10.2	$9.3	$8.3	$7.5	$6.7	$6.0	$1.8	$1.6

*	This scenario assumes that there will be net operating loss carryforwards available such that no taxes will need to be paid through 2021.

In these analyses, three scenarios of FUZEON sales performance and expenses were provided by Trimeris’ senior management to MTS Securities, an upside case, base case, and downside case, in each case subject to the following assumptions:

•

Upside Case. FUZEON sales decrease by 1% annually from 2011 – 2014 and decrease by 5% annually beyond 2014. Corporate expenses decrease by 10% annually beyond 2012 in the stand-alone scenario, and were reduced to $150,000 per year starting in 2012 in the acquisition scenario.

•

Base Case. FUZEON sales decrease by 5% annually from 2011 – 2014 and decrease by 10% annually beyond 2014. Corporate expenses decrease by 5% annually beyond 2012 in the stand-alone scenario, and were reduced to $150,000 per year starting in 2012 in the acquisition scenario.

•

Downside Case. FUZEON sales decrease by 10% annually from 2011 – 2014 and decrease by 20% annually beyond 2014. Corporate expenses decrease by 3% annually beyond 2012 in the stand-alone scenario, and were reduced to $150,000 per year starting in 2012 in the acquisition scenario.

Important Information About the Trimeris Financial Forecasts

While the Trimeris financial forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the Trimeris financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 34 and 33, respectively, all of which are difficult to predict and many of which are beyond the control of Trimeris and/or Synageva and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Trimeris financial forecasts, whether or not the Merger is completed.

The Trimeris financial forecasts summarized in this section were prepared solely for internal use by Trimeris and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements, or GAAP. Trimeris’ senior management believes the forecasts were prepared in good faith and on a reasonable basis based on the best information available to Trimeris’ senior management at the time of their preparation. The Trimeris financial forecasts, however, are not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the Trimeris financial forecasts reflects any synergies or costs related to or that may arise from the Merger.

All of the Trimeris financial forecasts summarized in this section were prepared by, and are the responsibility of, Trimeris’ senior management, as indicated. Ernst & Young LLP (“Ernst & Young”), Trimeris’ independent registered public accounting firm, did not provide any assistance in preparing the Trimeris financial forecasts and has not examined, compiled, or otherwise performed any procedures with respect to the Trimeris financial forecasts and, accordingly, Ernst & Young has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The Ernst & Young reports incorporated by reference into this joint proxy statement/prospectus relate solely to the historical financial information of Trimeris. Such reports do not extend to the Trimeris financial forecasts and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of the Trimeris financial forecasts, neither Trimeris nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Trimeris compared to the information contained in the Trimeris financial forecasts. Trimeris has made no representation to Synageva, in the Merger Agreement or otherwise, concerning the Trimeris financial forecasts. The Trimeris financial forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of this joint proxy statement/prospectus or any actual results of operations of Trimeris, as set forth under the section entitled “Selected Historical Financial Data of Trimeris” beginning on page 23. Neither Trimeris, Synageva nor, after completion of the Merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the Trimeris financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The foregoing summary of the Trimeris financial forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Trimeris Merger Proposals or any other proposals to be voted on at the Trimeris special meeting or the Synageva Merger Proposal or any other proposals to be voted on at the Synageva special meeting.

Certain Financial Forecasts Utilized by Synageva in Connection with the Merger

Synageva Financial Forecasts

Synageva does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings, or other results, and Synageva is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In connection with its due diligence process and evaluation of the Merger, Synageva’s management prepared financial forecasts regarding Synageva’s forecasted revenues, operating expenses, and net income/(loss) results for its 2011 through 2025 fiscal years. The Synageva financial forecasts were not prepared with a view toward public disclosure. However, Synageva has included below a summary of the Synageva financial forecasts to provide its stockholders and investors access to certain non-public information that was furnished to third parties in connection with the Merger.

The Synageva financial forecasts included assumptions with respect to general business, economic, competitive, regulatory, market and financial conditions, and other future events, as well as matters specific to Synageva’s business, such as the timing of completion of clinical trials and receipt of marketing approval for SBC-102 and operating expenses related to the development and commercialization of products, all of which are difficult to predict and many of which are beyond Synageva’s control. The Synageva financial forecasts also assume the following: that SBC-102 will be the only Synageva product to receive marketing approval, certain grant and license revenues will be received pre-commercialization of SBC-102, research and development expenses include spending on SBC-102 and certain other drug candidates, and SBC-102 is commercially launched in the U.S. in late 2014 and certain outside U.S. geographies in 2015. The financial forecasts also include the assumption that there are no competing products in the marketplace and Synageva does not have taxable income until 2018. To develop the revenue forecasts and assess the related market potential, Synageva utilized the Muntoni Study, as discussed elsewhere in this joint proxy statement/prospectus, including estimates of diagnosed, prescribed, treated, and covered patients, and also utilized publicly available financial results from other orphan drug products and companies. Cost estimates during the development cycle were based on Synageva’s internal models and estimates, while cost estimates post-commercialization were based largely on industry metrics and publicly disclosed operating metrics of companies with similar products.
The Synageva financial forecasts presented below were used by MTS Securities in connection with its financial analysis of the Exchange Ratio. Synageva also provided Trimeris with the Synageva financial forecasts, which were reviewed with the Trimeris board of directors and were utilized by Trimeris in connection with its financial analysis of the Exchange Ratio.

The inclusion of the Synageva financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Synageva, the Synageva Transaction Committee, or the Synageva board of directors considered, or now considers, these forecasts to be material to the Synageva or Trimeris stockholders or necessarily indicative of actual future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read the information set forth below under the heading “Important Information About the Synageva Financial Forecasts”.

The following table presents the financial forecasts of Synageva on a stand-alone basis that were used by MTS Securities, based upon the financial forecasts provided to Trimeris by Synageva, for purposes of its financial analyses related to the Merger.

	Projected
	($ in millions)
	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E

Revenue	$0.4	$12.8	$0.7	$8.2	$63.4	$160.0	$277.6	$416.4	$577.6	$754.2	$932.3	$1,111.9	$1,293.3	$1,476.4	$1,661.3
Operating Expense	$28.5	$40.2	$55.3	$68.9	$77.3	$135.9	$221.9	$328.9	$444.7	$565.6	$699.1	$833.9	$969.9	$1,107.3	$1,245.9
Net Income/(Loss)	$(28.0)	$(27.4)	$(54.6)	$(60.7)	$(13.9)	$24.1	$55.6	$52.5	$79.8	$113.2	$139.9	$166.8	$194.0	$221.5	$249.2

The following is a summary of the adjustments made to the projections for purposes of the analyses of MTS Securities:

•

Probability of Success Adjustments. Based on guidance received from Trimeris’ senior management, MTS Securities applied probability of success adjustments of 20%, 45%, and 70% to the Synageva projections. The probability of success adjustments were based on the outcome of technical and regulatory due diligence to account for the risk associated with achieving Synageva management forecasts. The probability of success adjustment percentages were based on Trimeris’ senior management’s experience in the pharmaceutical industry and commercialization of products, and on the basis of extensive scientific, development, technical, and regulatory due diligence performed by Trimeris and its consultants. Based on such experience and findings of due diligence, Trimeris’ senior management determined that it was appropriate to use a “base” probability of success and a conservative range of “pessimistic” and “optimistic” probability of success to apply to Synageva’s forecasts. The probability of success adjustments were applied to revenues and also to the underlying expenses to achieve these revenues, including research and development. These adjusted forecast scenarios were used in all of the analyses set forth in the section entitled “The Merger— Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors—Synageva Valuation Analysis” beginning on page 91.

•

Revenues. To account for potential risk associated with the size of the commercial market for SBC-102 and to assess the value of Synageva utilizing a more conservative estimate of revenues, the Trimeris Special Committee instructed MTS Securities to develop an additional forecast scenario using the 45% probability of success “base” case described above as a starting point. In this new scenario, revenues were further decreased by 20%, 40%, and 60% from the amounts assumed in the 45% base case to provide for an “adjusted base” revenue scenario and a conservative range of “adjusted pessimistic” and “adjusted optimistic” revenue scenarios, which the Trimeris Special Committee believed would produce a more conservative estimate of revenues. In order to maintain an equally reasonable and conservative level of earnings in each reduced revenue scenario, MTS Securities was instructed to proportionally reduce the operating expenses required to achieve those revenues. Further, in each of these adjusted scenarios, MTS Securities was instructed to not reduce the related research and development spend given that this spend would be required for approval of SBC-102 regardless of commercial performance.

•

Net Income/(Loss). MTS Securities adjusted the projected net income/(loss) provided by Synageva by applying the NOL and research and development tax credit carryforward balances of $78.3 million and $3.0 million, respectively, provided by Synageva as of December 31, 2010 in order to calculate income tax expense. MTS Securities additionally adjusted the NOL balance by incorporating any future operating losses projected in the financial forecasts provided by Synageva on a stand-alone basis and applied the total adjusted NOL balance to calculate income tax expense. The incremental NOLs amounted to a total of $184.6 million from operating losses projected to be incurred from 2011 through 2015.

Important Information About the Synageva Financial Forecasts

While the Synageva financial forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the Synageva financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 34 and 33, respectively, all of which are difficult to predict and many of which are beyond the control of Synageva and/or Trimeris and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Synageva financial forecasts, whether or not the Merger is completed.

The Synageva financial forecasts summarized in this section were prepared solely for internal use by Synageva. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Synageva’s management believes the forecasts were prepared in good faith and on a reasonable basis based on the best information available to Synageva’s management at the time of their preparation. The Synageva financial forecasts, however, are not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. None of the Synageva financial forecasts reflects any synergies or costs related to or that may arise from the Merger.

The prospective financial information of Synageva included in this section has been prepared by, and is the responsibility of, Synageva’s management. PricewaterhouseCoopers LLP, Synageva’s independent registered public accounting firm, has neither examined, compiled, nor performed any procedures with respect to the accompanying Synageva prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this joint proxy statement/prospectus relates to the historical financial information of Synageva. It does not extend to the prospective financial information of Synageva and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of the Synageva financial forecasts, neither Synageva nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Synageva compared to the information contained in the Synageva financial forecasts. Synageva has made no representation to Trimeris, in the Merger Agreement or otherwise, concerning the Synageva financial forecasts. The Synageva financial forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of this joint proxy statement/prospectus or any actual results of operations of Synageva, as set forth under the section entitled “Selected Historical Financial Data of Synageva” beginning on page 25. Neither Synageva, Trimeris nor, after completion of the Merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the Synageva financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The foregoing summary of the Synageva financial forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Synageva Merger Proposal or any other proposals to be voted on at the Synageva special meeting or the Trimeris Merger Proposals or any other proposals to be voted on at the Trimeris special meeting.

Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors

On June 11, 2011, MTS Securities rendered its oral opinion to the Trimeris Special Committee, which opinion was subsequently confirmed in writing on June 12, 2011, that, as of the date of the written opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of Synageva capital stock, or any of their respective affiliates).

The full text of the MTS Opinion, which sets forth assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by MTS Securities in connection with such opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. Trimeris urges you to carefully read the MTS Opinion, together with the following description thereof, in its entirety. The following is a summary of the material terms of the MTS Opinion and is qualified in its entirety by reference to the full text of such opinion.

MTS Securities provided the MTS Opinion for the information and assistance of the Trimeris Special Committee in connection with its consideration of the Merger. The MTS Opinion addressed only the fairness, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of Synageva capital stock, or any of their respective affiliates) of the Exchange Ratio. The MTS Opinion was intended for the use and benefit of the Trimeris Special Committee. The MTS Opinion is not a recommendation to any Trimeris stockholder or Synageva stockholder or any other person as to how such stockholder or other person should vote with respect to the Merger or take any other action in connection with the Merger or otherwise.

In connection with rendering the opinion described above and performing its related financial analyses, MTS Securities:

•	reviewed a draft copy of the Merger Agreement dated June 4, 2010;

•	reviewed annual reports to Trimeris stockholders and Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2010;

•	reviewed Trimeris’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	reviewed Trimeris’ Current Reports on Form 8-K filed during the period from January 1, 2011 through May 25, 2011;

•	reviewed certain financial projections concerning Trimeris, including estimates of certain potential benefits of the Merger, prepared by Trimeris’ senior management;

•	reviewed the historical reported prices and trading multiples of shares of Trimeris common stock;

•	reviewed certain financial projections concerning Synageva prepared by Synageva’s management;

•

reviewed certain internal financial information and other data relating to the respective businesses of Trimeris and Synageva made available by Trimeris and Synageva, respectively, as MTS Securities deemed appropriate;

•	held discussions with members of management of each of Trimeris and Synageva regarding the businesses, operations, financial condition and prospects of their respective companies and the Merger;

•	reviewed publicly available financial data, stock market performance data and trading multiples of certain companies the securities of which are publicly traded, as MTS Securities deemed appropriate;

•	reviewed the pro forma financial results, financial condition, and capitalization of Trimeris after giving effect to the Merger; and

•	performed such other financial studies, analyses and investigations as MTS Securities deemed appropriate.

In arriving at its opinion, MTS Securities assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting, and other information provided to, discussed with, or reviewed by MTS Securities and upon the respective assurances of the management of Trimeris and Synageva that each of them was not aware of any material relevant developments or matters related to Trimeris or Synageva, as applicable, or that may affect the Merger, that has been omitted or that remains undisclosed to MTS Securities. The MTS Opinion does not address any legal, regulatory, tax, or accounting matters, as to which MTS Securities understood that Trimeris had obtained such advice as it deemed necessary from other qualified professionals, although MTS Securities noted that for U.S. federal income tax purposes, the Merger is intended to be part of an integrated plan and is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. MTS Securities did not conduct any independent verification of any financial projections of Trimeris, Synageva, or the combined company following the Merger and expressed no opinion as to any such financial projections or the assumptions on which they were based. With respect to the financial projections prepared by Trimeris’ senior management, including the estimates of certain potential effects of the Merger and the timing of their occurrence, MTS Securities assumed, without independent verification, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Trimeris. With respect to the financial projections prepared by Synageva’s management, as adjusted to reflect additional guidance by Trimeris’ senior management with respect to the likelihood of future events, MTS Securities assumed, without independent verification, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Synageva.

In arriving at its opinion, MTS Securities made no analysis of, and expressed no opinion as to, the adequacy of the reserves of Trimeris or Synageva and relied upon information supplied to MTS Securities by Trimeris and Synageva as to such adequacy. MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance sheet assets or liabilities) of Trimeris or Synageva or any of their respective subsidiaries, and MTS Securities was not furnished with any such evaluations or appraisals.

MTS Securities assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement and any other agreement contemplated thereby are and will be true and correct as of the date or the dates made or deemed made, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, and that all conditions to the completion of the Merger will be satisfied and the Merger and the other transactions contemplated by the Merger Agreement, will be completed in accordance with the terms of the Merger Agreement without waiver, modification, or amendment of any material term, condition, or agreement set forth therein. MTS Securities also assumed that the final form of the Merger Agreement would be substantially similar to the last draft of the Merger Agreement reviewed by MTS Securities prior to the delivery of the MTS Opinion. MTS Securities further assumed that any governmental, regulatory, and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on Trimeris, Synageva, or any of the potential benefits of the Merger.

In arriving at its opinion, MTS Securities did not consider any effects of any share of Synageva capital stock held by Synageva or any of its subsidiaries or owned by Trimeris or any of its subsidiaries, which shall be canceled in the Merger, or any share of Synageva capital stock held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the DGCL. In addition, MTS Securities did not give any consideration to any terms or conditions of any other agreement to be entered into in connection with the Merger Agreement, including the terms or conditions of the voting agreements described elsewhere in this joint proxy statement/prospectus.

The MTS Opinion was based on economic, market, financial, and other conditions existing, and on the information made available to MTS Securities, as of the date of such opinion, and MTS Securities assumed no obligation to update, revise or reaffirm such opinion, unless otherwise mutually agreed to by the Trimeris Special Committee and MTS Securities. MTS Securities noted that subsequent developments may affect the conclusion reached in the MTS Opinion.

The MTS Opinion addressed solely the fairness, from a financial point of view, to the Trimeris stockholders (other than any affiliate of Trimeris, any holder of stock of Synageva, or any of their respective affiliates) of the Exchange Ratio. The MTS Opinion does not in any way address other terms or conditions of the Merger or the Merger Agreement, including the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Merger Agreement, nor does the MTS Opinion address, and MTS Securities expressed no opinion with respect to, the solvency of Trimeris or Synageva or any of their respective subsidiaries or the impact thereon of the Merger. The MTS Opinion does not address the Trimeris Special Committee’s or the Trimeris board of directors’ underlying business decision to proceed with the Merger, the relative merits of the Merger compared to all other alternatives available to Trimeris, or whether such alternatives exist. MTS Securities did not express any opinion as to what the value of the shares of Trimeris common stock will be when issued to holders of Synageva capital stock pursuant to the Merger or the prices or ranges of prices at which shares of Trimeris common stock will trade at any time, including following the announcement or completion of the Merger. The MTS Opinion does not in any manner address (and MTS Securities was not required to opine as to) the fairness of the amount or nature of, or any other aspects related to, compensation to be received by any officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio or otherwise. The MTS Opinion was reviewed and approved by a fairness committee of MTS Securities.

The following is a summary of the material financial analyses delivered by MTS Securities to the Trimeris board of directors in connection with rendering the MTS Opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by MTS Securities. The order of the analyses described below does not represent the relative importance or weight given to those analyses by MTS Securities. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities. Other than the guidance provided by the Trimeris Special Committee and Trimeris’ senior management to MTS Securities set forth in this joint proxy statement/prospectus, no instructions were given to or limitations imposed upon MTS Securities by the Trimeris Special Committee and Trimeris’ senior management with respect to the investigations made or procedures followed by it in rendering its opinion.

MTS Securities performed stand-alone valuation analyses of both Trimeris and Synageva using a variety of valuation methodologies described below. MTS Securities then performed a relative valuation analysis in order to compare the proposed pro forma ownership ratio of 3:1 to the pro forma ownership ratios implied based on the respective stand-alone valuation ranges. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 8, 2011 and is not necessarily indicative of current market conditions.

Historical Stock Price Analysis

MTS Securities reviewed the historical trading prices for shares of Trimeris common stock on certain dates and the average trading prices for certain periods, in order to put the current stock price in perspective with historical averages. MTS Securities noted that the closing stock price of Trimeris common stock on June 8, 2011 was $2.78 per share, which MTS Securities calculated to result in a market capitalization of approximately $63 million.

The following table presents the results of this analysis as of June 8, 2011:

Stock Price	Minimum	Median	Mean	Max
Last Week	$2.73	$2.76	$2.76	$2.80
Last Month	$2.40	$2.52	$2.60	$2.85
Last 3 Months	$2.40	$2.52	$2.55	$2.85
Last 6 Months	$2.32	$2.51	$2.52	$2.85
Last 12 Months	$2.15	$2.49	$2.44	$2.85
Last 5 Years	$0.86	$3.30	$4.88	$13.72

Trimeris Valuation Analysis

MTS Securities analyzed the valuation of Trimeris using two different methodologies: a discounted cash flow analysis and a preliminary liquidation analysis.

MTS Securities did not analyze the valuation of Trimeris using a comparable companies analysis or comparable acquisitions analysis because of the unique nature of Trimeris as a cash shell company receiving a stream of royalty payments from Roche for the sale of FUZEON. Trimeris would therefore only be comparable to another shell company with the same cash balance, liabilities, and projected future cash flows, and such a comparable public company does not exist.

The results of each of the analyses performed are summarized below:

Discounted Cash Flow Analysis. A discounted cash flow analysis is a valuation methodology that calculates a company’s value as the net present value of that company’s projected future cash flows by discounting those cash flows back to today at that company’s cost of capital. MTS Securities performed a discounted cash flow analysis on Trimeris based on two sets of Trimeris’ senior management forecasts through 2021 and applying a range of discount rates of 9% to 11%, commensurate with the cost of capital of profitable commercialized biotechnology companies. The two sets of Trimeris’ senior management forecasts included:

•	a stand-alone scenario, which assumed that Trimeris remained an independent company and therefore bore the full burden of all existing operating expenses; and

•	an acquisition scenario, which assumed that Trimeris was acquired and therefore significantly reduced future operating expenses.

In this analysis, three scenarios of FUZEON sales performance were provided by Trimeris’ senior management to MTS Securities (downside case, base case and upside case).

MTS Securities’ discounted cash flow analysis resulted in an illustrative equity value range for Trimeris of $60 million to $90 million.

Preliminary Liquidation Analysis. A liquidation analysis is a valuation methodology that calculates a company’s value based on what amount of cash it would be worth in liquidation. Based on information provided by Trimeris’ senior management, MTS Securities calculated the amount of cash available to Trimeris stockholders in an orderly liquidation of Trimeris, including a potential near-term distribution of cash as well as the net present value of the potential future cash distributions based on FUZEON royalties received from Roche.

The illustrative valuation range from the preliminary liquidation analysis assumed cash distributions net of liabilities and liquidation costs, once a liquidation trust to administer the liquidation was formed. Trimeris’ senior management advised MTS Securities that they estimated that the liquidation trust would need to withhold approximately $5 million for a period of three years in order to cover any potential future liabilities. This estimation of $5 million was based on an approximation of one year’s future net income. The $5 million that is held back is assumed to be distributed at the end of the three years following initial liquidation. Trimeris’ senior management advised MTS Securities that it assumed that in the liquidation scenario, absent an active company management team proactively liaising with Roche, the Trimeris stockholders would be at material risk of not collecting optimal future royalty revenue; therefore, the discount rate should reflect such increased risk.

It was calculated by MTS Securities, based on these assumptions, that Trimeris stockholders would receive a near-term cash distribution of approximately $48 million, or $2.07 per share of Trimeris common stock. Including future potential distributions through the projection period of 2021, MTS Securities calculated the expected net present value for Trimeris to be between $70 million and $75 million, or $3.11 to $3.33 per share of Trimeris common stock. In connection with this analysis, MTS Securities applied a range of discount rates of 15% to 25%, as directed by Trimeris’ senior management, which were based on management’s view on the increased risk of collecting FUZEON royalties in the context of a liquidation trust as described below. MTS Securities was aware that these discount rates were higher than the discount rates of 9% to 11% that MTS Securities used in scenarios where Trimeris was viewed as a going concern (as noted below). However, based on its experience, MTS Securities was not aware of any specific standard discount rate for use in a liquidation analysis because an appropriate discount rate in the context of a liquidation is generally specific to each company and industry, and as a result, MTS Securities relied on the discount rates provided by Trimeris’ senior management as being the most appropriate discount rates based on the information specific to Trimeris that was then available. Trimeris’ senior management believed that the discount rates of 15% to 25% were appropriate for a number of reasons, including Trimeris’ senior management’s belief that (i) critical components in Trimeris’ historical ability to maximize FUZEON revenues were (a) Trimeris’ senior management’s strong relationship with key decision makers within Roche, and (b) a deep understanding of the pharmaceutical market and of what to expect in terms of sales volume and active monitoring of FUZEON sales by Trimeris’ experienced pharmaceutical executives, and (ii) given the relatively small market for FUZEON and the length of the commitment necessary to monitor an approximately 10-year royalty stream, finding an individual with the relationships and experience described in clauses (i)(a) and (b) to serve as a receiver in liquidation would be extremely difficult. Because the royalty payment period coincides with the life of the FUZEON patent, Trimeris’ senior management did not consider a shorter liquidation time period or any corresponding changes to the discount rates of 15% to 25%.

Synageva Valuation Analysis

MTS Securities analyzed the valuation of Synageva using three different methodologies: public trading comparable companies analysis, forward discounted revenue multiple analysis, and discounted cash flow analysis. The results of each of these analyses are summarized below.

Synageva management provided financial forecasts. These projections only included revenue from Synageva’s lead development program, SBC-102, while at the same time, those projections included the full research and development spend required to develop the existing pipeline of products. Based on the success or failure of SBC-102 in gaining regulatory approval, Synageva management provided guidance as to how they would alter their investment in research and development activities. If SBC-102 is successfully approved and launched, Synageva management provided guidance that Synageva will spend the full forecasted research and development amount. If SBC-102 is not successfully approved and launched, Synageva will make a series of significant reductions to the research and development budgets. Trimeris’ senior management advised MTS Securities to include these assumptions in the analysis.

Synageva management provided forecasts for the Synageva business. Such forecasts were not probability adjusted. Specifically, the cash flows for Synageva’s lead development program, SBC-102, including development expenses, potential revenues, cost of sales, and sales and marketing, were not adjusted for probability of success factors at each stage of development and the regulatory process. Synageva management suggested that, based on their experience and published examples of preclinical efficacy data, enzyme replacement therapies that made it to human clinical trials have a very high probability of clinical success. Trimeris’ senior management advised MTS Securities to apply probability of success adjustments of 20%, 45%, and 70% to the Synageva projections based on the outcome of technical and regulatory due diligence to account for the risk associated with achieving Synageva management forecasts. The probability of success adjustment percentages were based on Trimeris’ senior management’s experience in the pharmaceutical industry and commercialization of products, and on the basis of extensive scientific, development, technical, and regulatory due diligence performed by Trimeris and its consultants. Based on such experience and findings of due diligence, Trimeris’ senior management determined that it was appropriate to use a “base” probability of success and a conservative range of “pessimistic” and “optimistic” probability of success to apply to Synageva’s forecast. The probability of success adjustments were applied to revenues and also to the underlying expenses to achieve these revenues, including research and development. These adjusted forecast scenarios were used in all of the analyses described below. In addition, to account for potential risk associated with the size of the commercial market for SBC-102 and to assess the value of Synageva utilizing a more conservative estimate of revenues, the Trimeris Special Committee instructed MTS Securities to develop an additional forecast scenario using the 45% probability of success “base” case described above as a starting point. In this new scenario, revenues were further decreased by 20%, 40%, and 60% from the amounts assumed in the 45% base case to provide for an “adjusted base” revenue scenario and a conservative range of “adjusted pessimistic” and “adjusted optimistic” revenue scenarios, which the Trimeris Special Committee believed would produce a more conservative estimate of revenues. In order to maintain an equally reasonable and conservative level of earnings in each reduced revenue scenario, MTS Securities was instructed to proportionally reduce the operating expenses required to achieve those revenues. Further, in each of these adjusted scenarios, MTS Securities was instructed to not reduce the related research and development spend given that this spend would be required for approval of SBC-102 regardless of commercial performance.

Methodology for Estimating Probability of Success (POS) Adjustments

In order for a prescription drug to reach the market, that drug must successfully complete various phases of clinical trials and then must be approved by a regulatory agency (such as the FDA) for marketing. Typically, a drug progresses from preclinical (non-human) testing into clinical (human) testing in a serial manner culminating in the regulatory review and potential approval.

In order to calculate the probability of success for a drug to gain regulatory approval, one must consider the total cumulative probability of the drug progressing from the current phase of clinical development through approval. Because each phase of development has its own individual probability of success, in order to calculate the total cumulative probability of success through approval at any given point in development, one typically uses the product of multiplying all of the probabilities of success of each individual phase to be completed to arrive at a total cumulative probability of success for marketing approval. This total cumulative probability of success for marketing approval is referred to as the drug’s probability of success (the “POS”). For purposes of its analysis, MTS Securities used and relied upon the POS scenarios determined by Trimeris’ senior management based on their experience and due diligence findings as described above.

The POS is applied directly to all revenues and expenses that are projected to occur post-marketing approval. For any revenue or expenses that are projected to occur before marketing approval, the appropriate cumulative probability from the current phase to the appropriate projected stage of development is applied to the revenue or expense.

Public Trading Comparable Companies Analysis. A comparable companies analysis is a valuation analysis that calculates a company’s valuation by applying valuations of comparable public companies to the company being valued. MTS Securities reviewed and compared certain financial information for the following public development stage rare-disease and protein expression platform companies:

Public Development Stage Rare-Disease and Protein Expression Platform Companies

(values in $ millions)	Equity Value	Enterprise Value	2011 Enterprise Value/Revenue Multiple	2011 P/E Multiple
Aegerion Pharmaceuticals, Inc.	$331.7	$294.9	nm	nm
Amicus Therapeutics, Inc.	279.8	188.0	8.1x	nm
Protalix Biotherapeutics Inc.	582.7	532.5	nm	nm
Raptor Pharmaceuticals Corp.	245.4	233.8	nm	nm

nm = not meaningful. The company does not have meaningful revenue or earnings, and thus it is not meaningful to calculate a 2011 EV/Revenue multiple or P/E Multiple.

The high, mean, median, and low equity values for this group of companies were $582.7 million, $359.9 million, $305.8 million, and $245.4 million, respectively. The high, mean, median, and low enterprise values for this group of companies were $532.5 million, $312.3 million, $264.3 million, and $188 million, respectively.

Although none of the selected companies is directly comparable to Synageva, MTS Securities included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of Synageva. The information that MTS Securities reviewed included the equity values and enterprise values. MTS Securities did not apply a specific discount rate designed to account solely for Synageva being a private company, although it did take into account Synageva’s status as a private company for purposes of the determinations of valuation noted below. Taking into account Synageva’s stage of development and pipeline relative to the comparable companies, the comparable companies analysis resulted in an illustrative equity value range for Synageva of $250 million to $350 million.

Forward Discounted Revenue Multiple Analysis. A forward discounted revenue multiple analysis is a valuation methodology that calculates a company’s value by comparing the company to a group of companies today that the company is expected to resemble at some point in the projected future. An enterprise value to revenue multiple based on the comparable companies is applied to the future revenues of the company, and discounted back to today by the incremental number of years required for the company to achieve those revenues vs. the comparable companies. MTS Securities reviewed and compared certain financial information for the following commercial stage rare-disease focused comparable companies:

Commercial Stage Rare-Disease Companies

(values in $ millions)	Equity Value	Enterprise Value	2011 Enterprise Value/Revenue Multiple
Actelion Ltd.	$6,404.1	$5,239.6	2.7x
Alexion Pharmaceuticals, Inc.	9,065.8	8,780.8	11.8x
BioMarin Pharmaceutical Inc.	3,284.8	3,409.7	7.7x
Questcor Pharmaceuticals, Inc.	1,437.3	1,315.6	7.7x
Shire plc	18,194.4	18,134.2	7.5x

The high, mean, median, and low 2011E revenue multiples for this group of companies were 11.8x, 7.5x, 7.7x, and 2.7x, respectively.

Although none of the selected companies is directly comparable to Synageva, MTS Securities included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of Synageva, should Synageva successfully commercialize SBC-102. For this analysis, MTS Securities applied the forward enterprise value to revenue multiples to forward projected Synageva revenues at future points in time when Synageva will more closely resemble the selected commercial stage rare-disease peers.

In its analysis, MTS Securities determined that an indicative range of forward revenue multiples for the universe of public commercial stage rare-disease companies was 4.0x to 7.0x. MTS Securities applied the range of forward year revenue multiple of 4.0x to 7.0x to Synageva management’s estimated revenues for 2017 and 2018 and then calculated the net present enterprise value by applying a range of discount rates from 9% to 11%, commensurate with the cost of capital for profitable biotechnology companies.

MTS Securities assumed that Synageva would fund any cash shortfalls by raising equity financing at the same per share valuation of Synageva shares as implied by the proposed post-closing pro forma ownership of 3:1, with shares of Trimeris common stock trading at $2.78 per share as of June 8, 2011.

This analysis resulted in an illustrative equity value range for Synageva of $100 to $200 million, $190 to $400 million, and $280 to $600 million, for the 20%, 45%, and 70% probability of success cases, respectively.

Discounted Cash Flow Analysis. A discounted cash flow analysis is a valuation methodology that calculates a company’s value as the net present value of that company’s projected future cash flows by discounting those cash flows back to today at that company’s cost of capital. Given the forecasts were adjusted for probability of success, MTS Securities performed a discounted cash flow analysis on Synageva using a range of discount rates commensurate with the cost of capital of profitable commercial stage biotechnology companies.

The discounted cash flow analysis was based on the following key assumptions (i) range of discount rates from 9% to 11% based on the cost of capital of profitable commercial stage biotechnology companies, (ii) the terminal value was calculated using (a) P/E multiples ranging from 16.0x to 20.0x and (b) revenue multiples ranging from 4.0x to 7.0x, based on MTS Securities’ judgment after reviewing commercial stage rare-disease focused comparable companies which Synageva would resemble in 2025, based on the adjusted projections, and (iii) a tax rate of 40%. MTS Securities reviewed and compared certain financial information for the following commercial stage rare-disease focused comparable companies:

Commercial Stage Rare-Disease Companies

	2011 Enterprise Value/Revenue Multiple	2011 P/E Multiple	2012 P/E Multiple
Actelion Ltd.	2.7x	15.3x	13.6x
Alexion Pharmaceuticals, Inc.	11.8x	nm	nm
BioMarin Pharmaceutical Inc.	7.7x	nm	nm
Questcor Pharmaceuticals, Inc.	7.7x	25.7x	19.0x
Shire plc	7.5x	30.2x	26.4x

nm = not meaningful. The company does not have meaningful earnings, and thus it is not meaningful to calculate a 2011 or 2012 P/E Multiple.

The high, mean, median, and low 2011E P/E multiples for this group of companies were 30.2x, 23.8x, 25.7x, and 15.3x, respectively. The high, mean, median, and low 2011E revenue multiples for this group of companies were 11.8x, 7.5x, 7.7x, and 2.7x, respectively.

Based on the Synageva management forecasts, additional funding would be necessary to finance Synageva in order to achieve future profitability. MTS Securities assumed that Synageva would fund any cash shortfalls by raising equity financing at the same per share valuation of Synageva shares as implied by the proposed post-closing pro forma ownership of 3:1, with shares of Trimeris common stock trading at $2.78 per share as of June 8, 2011. This analysis resulted in an illustrative equity value range for Synageva of $120 million to $300 million, $300 million to $570 million, and $500 million to $900 million, for the 20%, 45%, and 70% probability of success cases, respectively.

In the case whereby MTS Securities calculated the forecast scenarios to reflect a revenue decrease of 20%, 40%, and 60% without reducing the related research and development spend required for approval of SBC-102 and the 45% probability of success case, the illustrative equity value for Synageva was $236 million to $501 million, $156 million to $352 million, and $144 million to $208 million, respectively.

Relative Valuation Analysis

MTS Securities analyzed the relative valuations resulting from the stand-alone equity value ranges calculated for Synageva and Trimeris using two methodologies (i) by comparing valuations calculated using discounted cash flow analysis for each company and the implied relative pro forma ownership ratio and (ii) by calculating the implied valuation of the Trimeris stockholders’ interest in the combined company.

Relative Discounted Cash Flow Valuations Analysis. For Synageva, this illustrative value range of equity value for Synageva was $120 million to $300 million, $300 million to $570 million, and $500 million to $900 million for the 20%, 45%, and 70% probability of success cases, respectively. For Trimeris, the discounted cash flow analysis resulted in an illustrative equity value range of $60 million to $90 million.

The result of this relative valuation analysis showed a range of implied post-closing pro forma ownership of 1.3:1 to 5.0:1, 3.3:1 to 9.5:1, and 5.6:1 to 15.0:1 for the 20%, 45%, and 70% probability of success cases, respectively.

MTS Securities analyzed the revenue sensitivity range at the 45% probability of success case in the context of the relative valuation analysis. To examine the implied exchange ratio based on the range of relative discounted cash flow equity value ranges for Synageva and Trimeris, MTS Securities performed the analysis using the illustrative equity value range for Synageva in the forecast scenarios to reflect a revenue decrease of 20%, 40%, and 60% without reducing the related research and development spend required for approval of SBC-102 and the 45% probability of success case. In these cases, the equity value to existing Synageva stockholders was $236 million to $501 million, $156 million to $352 million, and $144 million to $208 million, respectively.

The result of this relative valuation analysis showed a range of post-closing pro forma ownership ratios of 2.7:1 to 8.3:1, 1.8:1 to 5.8:1, and 1.6:1 to 3.5:1 for the 20%, 40%, and 60% revenue decrease cases, respectively.

MTS Securities noted that the significant majority of implied pro forma ownership ratios in this analysis exceed the 3:1 ratio proposed in the transaction.

Implied Valuation of Trimeris Stockholders’ Interest in Combined Company. MTS Securities calculated the implied value of Trimeris stockholders’ interest in the combined company assuming the proposed 3:1 pro forma ownership ratio based on the stand-alone valuation range of Synageva.

Assuming a range of equity value for Synageva existing stockholders of $80 million to $900 million, the implied valuation of Trimeris stockholders’ equity interest in the combined company ranges from $27 million to $300 million.

MTS Securities noted that the majority of this implied range of value for Trimeris stockholders exceeds the current market cap of $63 million.

General Overview of Analyses; Other Considerations

MTS Securities performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached are based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit, standing alone, of any one or more parts of the analyses. Furthermore, MTS Securities believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of MTS Securities with respect to the actual value of Trimeris or Synageva or their respective capital stock.

In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory, and economic conditions, and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of Trimeris or Synageva. Any estimates used by MTS Securities in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

No single company or transaction used in the above analyses as a comparison is identical to Trimeris, Synageva or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of MTS Securities providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The MTS Opinion was one of the many factors taken into consideration by the Trimeris Special Committee in making its determination to recommend to the Trimeris board of directors that they approve the Merger. See the section entitled “The Merger—Recommendations of the Trimeris Board of Directors and its Reasons for the Merger” beginning on page 76. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Trimeris Special Committee or the Trimeris board of directors with respect to the Exchange Ratio or of whether the Trimeris Special Committee or the Trimeris board of directors would have been willing to agree to a different exchange ratio. The Exchange Ratio was determined through arm’s-length negotiations between the Trimeris Special Committee and Synageva and was approved by the Trimeris Special Committee and the Trimeris board of directors. MTS Health Partners provided advice to the Trimeris Special Committee during these negotiations; however, neither MTS Securities nor MTS Health Partners recommended any specific amount of consideration or specific exchange ratio to Trimeris, the Trimeris board of directors, or the Trimeris Special Committee or suggested that any specific amount of consideration or exchange ratio constituted the only appropriate consideration or exchange ratio for the Merger.

MTS Securities has consented to the use of the MTS Opinion in this joint proxy statement/prospectus; however, MTS Securities has not assumed any responsibility for the form or content of this joint proxy statement/prospectus, other than the MTS Opinion itself.

The Trimeris Special Committee selected MTS Health Partners because MTS Health Partners is nationally recognized in the health care industry as having investment banking professionals with significant experience in health care investment banking and merger and acquisition transactions, including transactions similar to the

Merger. Pursuant to an engagement letter agreement, dated as of March 21, 2011, by and among Trimeris, the Trimeris Special Committee and MTS Health Partners, the Trimeris Special Committee engaged MTS Health Partners to act as its financial advisor in connection with its consideration, evaluation and/or exploration of a potential business combination transaction involving Trimeris. In addition, MTS Health Partners agreed to provide, at no additional cost, an opinion as to the fairness, from a financial point of view, of the exchange ratio or the consideration to be paid or received in any such transaction. As compensation for MTS Health Partners’ financial advisory services, Trimeris paid a retainer of $100,000 and, upon completion of the Merger, will pay a transaction fee of $1 million. The retainer will be credited against the transaction fee. At the election of the Trimeris Special Committee, a portion of MTS Health Partners’ fee may be paid in the form of Trimeris common stock, with the number of shares determined on the basis of the closing price per share of Trimeris common stock on the last trading day immediately preceding the date of the completion of the Merger. To the extent the Trimeris Special Committee elects to pay a portion of MTS Health Partners’ fee in Trimeris common stock, the Trimeris Special Committee does not expect that the number of shares issuable to MTS Health Partners would exceed 250,000 shares. In addition, Trimeris also agreed to reimburse MTS Health Partners for its reasonable out of pocket expenses, including attorney’s fees and expenses, and to indemnify MTS Health Partners and its related parties against various liabilities in connection with MTS Health Partners’ engagement. Pursuant to MTS Health Partners’ internal policies, MTS Securities, rather than MTS Health Partners, delivered the fairness opinion due to the nature of the merger consideration.

MTS Health Partners and its affiliates, as part of their investment banking services, are regularly engaged in performing financial analyses with respect to businesses (including those in the health care industry) and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS Health Partners acted as financial advisor to the Trimeris Special Committee in connection with the Merger and participated in certain of the negotiations leading to the Merger Agreement. In addition, in the two years prior to the date hereof, MTS Health Partners has provided and may currently be providing certain investment banking and financial advisory services to certain of the respective affiliates of Trimeris or Synageva or other companies in which certain of their respective affiliates were or became investors and has received customary fees in connection with such services. MTS Health Partners may also provide investment banking or financial advisory services to Trimeris, Synageva, and/or certain of their respective affiliates or such other companies in the future and would expect to receive customary fees for the rendering of these services.

Board of Directors and Executive Officers of the Combined Company After the Completion of the Merger

Board of Directors

Upon completion of the Merger, the combined company will have a nine member board of directors, comprised of one individual who is currently a member of the Trimeris and Synageva boards of directors, Dr. Felix Baker, two individuals who are currently members of the Trimeris board of directors, Mr. Stephen Davis and Dr. Barry Quart, and six individuals who are currently members of the Synageva board of directors, Mr. Sanj K. Patel, Dr. Srini Akkaraju, Dr. Stephen Biggar, Dr. Mark Goldberg, Mr. Thomas Malley and Ms. Robyn Samuels, each of whom will hold office from and after the completion of the Merger until his or her successor is duly elected and qualified or until his or her death, resignation or removal.

Executive Officers

The executive management team of the combined company is expected to be composed of current Synageva executives, including the following individuals:

Name	Position with the Combined Company
Sanj K. Patel	President and Chief Executive Officer
Carsten Boess	Senior Vice President, Chief Financial Officer
Eric Grinstead	Senior Vice President, Commercial Operations
Anthony G. Quinn	Senior Vice President, Chief Medical Officer

Interests of Trimeris Directors and Executive Officers in the Merger

In considering the recommendation of the Trimeris board of directors to vote “FOR” the Trimeris Merger Proposals, Trimeris stockholders should be aware that the directors and executive officers of Trimeris have interests in the Merger that may be in addition to, or different from, their interests as Trimeris stockholders. These interests relate to or arise from, among other things:

•	ownership by Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, of equity interests in both Trimeris and Synageva;

•

the fact that Dr. Felix Baker and Mr. Julian Baker are directors of Trimeris, and that Dr. Felix Baker is also a director of Synageva and will remain a director of the combined company following the completion of the Merger;

•

the fact that, in addition to Dr. Felix Baker, Mr. Stephen Davis and Dr. Barry Quart, each of whom are also current directors of Trimeris, will also continue to serve on the board of directors of the combined company following the completion of the Merger;

•	severance benefits to which each of Dr. Martin Mattingly and Mr. James Thomas will become entitled in connection with the completion of the Merger;

•	the accelerated vesting of all Trimeris stock options held by the directors and executive officers of Trimeris upon completion of the Merger;

•

the right to continued indemnification and insurance coverage for directors and executive officers of Trimeris following the completion of the Merger, pursuant to the terms of the Merger Agreement; and

•

the payment of a flat fee of $35,000 to each member of the Trimeris Special Committee and a monthly payment of $7,500 for each such member commencing on March 10, 2011, the date on which the Trimeris Special Committee was formed, and continuing through the completion of the Merger.

The Trimeris Special Committee and the Trimeris board of directors were each aware of these potential conflicts of interest during their respective deliberations on the merits of the Merger and when making their respective decisions regarding the Merger Agreement and the transactions contemplated thereby, including the Merger.

Ownership Interests

As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, directors and executive officers of Trimeris, together with their respective affiliates, beneficially owned and were entitled to vote 4,515,146 shares of Trimeris common stock, or approximately 19.3% of the shares of Trimeris common stock outstanding on that date. Assuming the Merger had been completed as of such date, all directors and executive officers of Trimeris, together with their respective affiliates, would beneficially own, in the aggregate, approximately 37.0% of the outstanding shares of common stock of the combined company.

For a more complete discussion of the ownership interests of the directors and executive officers of Trimeris, see the sections entitled “Trimeris Security Ownership of Certain Beneficial Owners and Management” and “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on pages 223 and 227, respectively.

Overlap in Ownership and Directorship Interests in Trimeris and Synageva

As of September 21, 2011, Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, beneficially owned approximately 16.5% of the outstanding shares of Trimeris common stock and approximately 47.2% of the outstanding shares of Synageva capital stock, in each case calculated on a fully diluted basis. Immediately following the completion of the Merger, based on shares outstanding as of September 21, 2011, Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, are expected to own approximately 33.0% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis.

Dr. Felix Baker is Chairman of the Synageva board of directors, a current director of Trimeris, and will remain a director of the combined company, serving as Chairman of the board of directors of the combined company following the completion of the Merger. Mr. Julian Baker is a current director of Trimeris. In addition, Dr. Biggar is a current director of Synageva, a partner at Baker Brothers Investments, an affiliate of Dr. Felix Baker and Mr. Julian Baker, a Trimeris stockholder, and will remain a director of the combined company following the completion of the Merger. Dr. Biggar disclaims beneficial ownership over shares of Trimeris common stock and Synageva capital stock held by Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities.

Employment Agreements with Certain Executive Officers of Trimeris

Upon completion of the Merger, Dr. Mattingly and Mr. Thomas will be entitled to certain severance payments and other benefits or payments, as applicable, each as more fully described below.

Mattingly Employment Agreement. On November 14, 2007, Trimeris entered into an employment agreement with Dr. Martin Mattingly, its Chief Executive Officer. The employment agreement was subsequently amended on November 18, 2010. Under the terms of his employment agreement, in the event of the termination of Dr. Mattingly’s employment without cause or by Dr. Mattingly with good reason, as such terms are defined in the employment agreement, within 60 days after a Change in Business Direction (as defined below), Dr. Mattingly will be entitled to receive the following benefits:

•	an amount equal to 12 months of his base salary, paid in installments in accordance with the regular payroll timing;

•	up to a maximum of one year of medical coverage not to exceed $25,000 in premium costs, and up to a maximum of one year of disability coverage with premium costs not to exceed $3,500;

•

a bonus equal to (i) the midpoint of the target bonus range of 50% to 75% of Dr. Mattingly’s then-current base salary, which bonus amount is equal to $262,500, plus (ii) an additional pro rata portion of the bonus determined by the Trimeris board of directors from within the target bonus range of 50% to 75% of Dr. Mattingly’s then-current base salary (with the pro rata portion based on the portion of the fiscal year that has elapsed based on the date of the closing of the Change in Business Direction), payable in a lump sum; and

•

the immediate accelerated vesting of all unvested stock options held by Dr. Mattingly and the lapse of post-termination exercise period restrictions applicable to his outstanding stock options, such that all of his stock options shall become fully vested and shall remain outstanding and exercisable until the earlier of (i) five years after the effective time of the Change in Business Direction and (ii) the original expiration date of such stock options.

Under the terms of his employment agreement, Dr. Mattingly’s employment will automatically terminate as a termination without cause on the 60th day following the completion of the Merger, which constitutes a Change in Business Direction under the terms of Dr. Mattingly’s employment agreement.

The term “Change in Business Direction” as used in both Dr. Mattingly’s employment agreement and James Thomas’ employment agreement (described below), means, with certain exceptions, any transaction (i) by which Trimeris acquires the assets or stock of, is itself or its assets are acquired by, or merges with an entity that operates a business other than a collaboration with Roche relating to the sale of FUZEON and the management of cash flows therefrom (the “Current Business”) or (ii) that results in the combined enterprise’s operation of a business other than the Current Business. To qualify as a Change in Business Direction, the transaction described in the preceding sentence must involve Trimeris’ contribution to or payment for or in connection with the transaction of at least the lesser of (a) $10 million, (b) 20% of fair market value of Trimeris’ then total net assets or (c) 20% of the market value of the then total outstanding common stock of Trimeris. Neither the liquidation of Trimeris’ assets to cash without reinvestment in new lines of business (other than passive investments) nor the distribution or dividend of its assets to its stockholders, whether as an interim matter or in complete liquidation of Trimeris, shall constitute a Change in Business Direction.

Thomas Employment Agreement. On November 18, 2010, Trimeris entered into an employment agreement with James A. Thomas, its Chief Financial Officer. Under the terms of his employment agreement, in the event of the termination of Mr. Thomas’ employment without cause or by Mr. Thomas with good reason, as such terms are defined in the employment agreement, within 60 days after a Change in Business Direction, Mr. Thomas will be entitled to receive the following benefits:

•	an amount equal to 12 months of his base salary, paid in installments in accordance with the regular payroll timing;

•

a bonus equal to (i) the target bonus of 40%, which bonus amount is equal to $120,000, plus (ii) an additional pro rata portion of the target bonus of 40% of Mr. Thomas’ then-current base salary (with the pro rata portion based on the portion of the fiscal year that has elapsed based on the date of the closing of the Change in Business Direction), payable in a lump sum; and

•

the immediate accelerated vesting of all unvested stock options held by Mr. Thomas and the lapse of post-termination exercise period restrictions applicable to his outstanding stock options, such that all of his stock options shall become fully vested and shall remain outstanding and exercisable until the earlier of (i) five years after the effective time of the Change in Business Direction and (ii) the original expiration date of such stock options.

Under the terms of his employment agreement, Mr. Thomas’ employment will automatically terminate as a termination without cause on the 60th day following the completion of the Merger, which constitutes a Change in Business Direction under the terms of Mr. Thomas’ employment agreement.

Set forth below is an estimate of the value of the severance benefits that would become payable to Dr. Mattingly and Mr. Thomas under their respective employment agreements, assuming that the Merger had been completed on June 13, 2011, and excluding the value of any accelerated vesting of stock options or lapsing of any post-termination stock option exercise restrictions.

	Estimated Value of Severance Benefits
Name	Health Care Benefits	Severance Payment	Severance Bonus	Additional Bonus
Martin Mattingly	$28,500	$420,000	$262,500	$141,534	(1)
James Thomas	—	$300,000	$120,000	$53,918	(2)

(1)	This assumes that the Trimeris board of directors determines the discretionary portion of this bonus to be at the high end of the target bonus range of 50% to 75%. Additionally, since the additional bonus is a pro rata amount, Dr. Mattingly will be entitled to an additional amount of $863.01 per day as part of his additional bonus for each day after June 13, 2011 through the completion of the Merger (on or before December 31, 2011), assuming the discretionary portion of this bonus is at the high end of the target bonus range of 50% to 75%.
(2)	Mr. Thomas will be entitled to an additional amount of $328.77 per day as part of his additional bonus for each day after June 13, 2011 through the completion of the Merger (on or before December 31, 2011).

Severance Payments in Connection with a Liquidation of Trimeris. Pursuant to the terms of their respective employment agreements, Dr. Mattingly and Mr. Thomas are entitled to certain severance payments in connection with a complete liquidation of Trimeris.

If Dr. Mattingly’s employment is terminated (whether by Trimeris without cause or by Dr. Mattingly for good reason) within 60 days of a complete liquidation of Trimeris that does not otherwise constitute a Change in Business Direction, then Dr. Mattingly will be entitled to receive the following benefits: (i) an amount equal to 12 months of his base salary, paid in installments in accordance with the regular payroll timing, (ii) up to a maximum of one year of medical coverage not to exceed $25,000 in premium costs, and up to a maximum of one year of disability coverage with premium costs not to exceed $3,500, and (iii) a bonus equal to $262,500 (the midpoint of his target bonus range of 50% to 75%).

If Mr. Thomas’ employment is terminated (whether by Trimeris without cause or by Mr. Thomas for good reason) within 60 days of a complete liquidation of Trimeris that does not otherwise constitute a Change in Business Direction, then Mr. Thomas will be entitled to receive the following benefits: (i) an amount equal to 12 months of his base salary, paid in installments in accordance with the regular payroll timing and (ii) a bonus equal to $120,000 (his target bonus of 40%).

Accelerated Vesting of Stock Options

The terms of the Trimeris Amended and Restated Stock Incentive Plan and the Trimeris 2007 Stock Incentive Plan provide that upon the occurrence of certain corporate transactions, including the Merger, the vesting of any stock options outstanding under such plans will be accelerated in full at the effective time of such corporate transaction. As a result, the outstanding unvested stock options held by directors and executive officers of Trimeris will immediately vest and become exercisable in full upon completion of the Merger.

The table below sets forth, as of June 13, 2011, information with respect to Trimeris stock options held by each of the directors and executive officers of Trimeris:

Name	Total Stock Options Held	Vested	Unvested	Weighted Average Exercise Price Per Share ($)	Equity Acceleration ($)(1)
Felix Baker	110,000	95,000	15,000	$7.08	$4,350
Julian Baker	105,000	90,000	15,000	$7.14	$4,350
Stephen Davis	80,000	65,000	15,000	$3.71	$4,350
Martin Mattingly	617,264	506,698	110,566	$4.14	$21,233
Barry Quart	76,250	61,250	15,000	$3.71	$4,350
James Thomas	135,000	6,667	128,333	$2.46	$12,417

(1)	Represents the excess of the fair market value of those shares subject to outstanding unvested Trimeris stock options that were “in the money” on June 13, 2011, calculated based on the closing price of Trimeris common stock of $2.56 on such date, over the aggregate exercise price of such stock options.

Indemnification and Insurance

The Merger Agreement provides that the combined company will continue to indemnify and hold harmless each present and former director or officer of Trimeris, with respect to acts or omissions occurring or alleged to have occurred at or prior to the completion of the Merger, to the fullest extent permitted under applicable law and the Trimeris Certificate or Trimeris’ second amended and restated bylaws (the “Trimeris Bylaws”). The Merger Agreement also provides that the combined company will honor all indemnification agreements in place with each present and former director or officer of Trimeris.

The Merger Agreement also provides that, prior to the completion of the Merger, Trimeris will purchase and maintain for a period of six years following the completion of the Merger, a directors’ and officers’ liability “tail” insurance policy covering the present and former directors and officers of Trimeris for events occurring prior to the completion of the Merger. Such policy must contain terms no less favorable than the policies maintained by Trimeris as of June 13, 2011.

Interests of Synageva Directors and Executive Officers in the Merger

In considering the recommendation of the Synageva board of directors to vote “FOR” the Synageva Merger Proposal, Synageva stockholders should be aware that the directors and executive officers of Synageva have interests in the Merger that may be in addition to, or different from, their interests as Synageva stockholders. These interests relate to or arise from, among other things:

•

ownership by Dr. Felix Baker, together with his affiliated entities, of equity interests in both Synageva and Trimeris, and the fact that Dr. Stephen Biggar is a partner at an affiliate of Dr. Felix Baker and a Trimeris stockholder;

•	the fact that Dr. Felix Baker is a director of Synageva and a director of Trimeris and will remain a director of the combined company following the completion of the Merger;

•

the fact that, in addition to Dr. Felix Baker, Dr. Srini Akkaraju, Dr. Biggar, Dr. Mark Goldberg, Mr. Thomas Malley, Mr. Sanj K. Patel, and Ms. Robyn Samuels, each of whom are also current directors of Synageva, will also continue to serve on the board of directors of the combined company following the completion of the Merger;

•	the fact that the executive officers of the combined company following the completion of the Merger are expected to be the current executive officers of Synageva;

•	the assumption by Trimeris of stock options of Synageva stock options held by the directors and executive officers of Synageva upon completion of the Merger; and

•	the right to continued indemnification and insurance coverage for directors and executive officers of Synageva following the completion of the Merger, pursuant to the terms of the Merger Agreement.

The Synageva board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the Merger and when making its decisions regarding the Merger Agreement and the transactions contemplated thereby, including the Merger.

Additionally, on September 22, 2011, the Synageva board of directors approved transaction bonus payments of $104,550, $21,960, and $17,560 to Mr. Patel, Dr. Quinn, and Mr. Grinstead, respectively, contingent upon the completion of the Merger.

Ownership Interests

As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, directors and executive officers of Synageva, together with their respective affiliates, beneficially owned and were entitled to vote 1,260,750 shares of Synageva common stock and 21,701,103 shares of Synageva preferred stock, or approximately 70.6% of the shares of Synageva common stock and 72.9% of the shares of Synageva preferred stock outstanding on that date. Assuming the Merger had been completed as of such date, all directors and executive officers of Synageva, together with their respective affiliates, would beneficially own, in the aggregate, approximately 56.8% of the outstanding shares of common stock of the combined company.

For a more complete discussion of the ownership interests of the directors and executive officers of Synageva, see the sections entitled “Synageva Security Ownership of Certain Beneficial Owners and Management” and “Security Ownership of Certain Beneficial Owners and Management of the Combined Company Following the Merger” beginning on pages 225 and 227, respectively.

Overlap in Ownership and Directorship Interests in Synageva and Trimeris

As of September 21, 2011, Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, beneficially owned approximately 16.5% of the outstanding shares of Trimeris common stock and approximately 47.2% of the outstanding shares of Synageva capital stock, in each case calculated on a fully diluted basis. Immediately following the completion of the Merger, based on shares outstanding as of September 21, 2011, Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities, are expected to own approximately 33.0% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. Dr. Felix Baker is Chairman of the Synageva board of directors, a current director of Trimeris, and will remain a director of the combined company, serving as Chairman of the board of directors of the combined company following the completion of the Merger. Mr. Julian Baker is a current director of Trimeris. In addition, Dr. Biggar is a current director of Synageva, a partner at Baker Brothers Investments, an affiliate of Dr. Felix Baker and Mr. Julian Baker, a Trimeris stockholder, and will remain a director of the combined company following the completion of the Merger. Dr. Biggar disclaims beneficial ownership over shares of Trimeris common stock and Synageva capital stock held by Dr. Felix Baker and Mr. Julian Baker, together with their affiliated entities.

Employment Arrangements with Certain Executive Officers of Synageva

Following the completion of the Merger, the current executive officers of Synageva are expected to be the executive officers of the combined company. The employment arrangements between Synageva and such executive officers are expected to remain in place and the terms of such arrangements will be assumed by the combined company. For a discussion of the employment arrangements between Synageva and the executive officers of Synageva that are expected to become executive officers of the combined company see the section entitled “Management of the Combined Company Following the Merger—Executive Compensation” beginning on page 219.

Indemnification and Insurance

The Merger Agreement provides that the combined company will continue to indemnify and hold harmless each present and former director, officer, or employee of Synageva, with respect to acts or omissions occurring or alleged to have occurred at or prior to the completion of the Merger, including advancing expenses, to the fullest extent allowed by applicable law. In addition, all rights to indemnification with respect to acts or omissions occurring at or prior to the completion of the Merger existing in favor of each present and former director, officer, or employee of Synageva as provided in Synageva’s amended and restated certificate of incorporation, as amended (the “Synageva Certificate”), Synageva’s amended and restated bylaws (the “Synageva Bylaws”), or indemnification agreements will remain in effect.

The Merger Agreement also provides that, prior to the completion of the Merger, Trimeris will purchase and maintain for a period of six years following the completion of the Merger, a directors’ and officers’ liability “tail” insurance policy covering the directors and officers of Synageva for events occurring prior to the completion of the Merger. Such policy must contain terms no less favorable than the policies maintained by Synageva as of June 13, 2011.

Anticipated Accounting Treatment

The Merger will be treated by Trimeris as a reverse merger under the acquisition method of accounting in accordance with GAAP. For accounting purposes, Synageva is considered to be acquiring Trimeris in this transaction. Therefore, the aggregate consideration paid in connection with the Merger will be allocated to Trimeris’ tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Trimeris will be consolidated into the results of operations of Synageva as of the completion of the Merger. These allocations will be based upon a valuation that has not yet been finalized.

Tax Treatment of the Merger

Trimeris and Synageva intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and have agreed to use reasonable best efforts to structure the Merger to qualify as a reorganization and not to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108. It is a condition to the completion of the Merger that Trimeris obtain from Paul Hastings, and Synageva obtain from Ropes & Gray, an opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Regulatory Approvals Required for the Merger

As of the date of this joint proxy statement/prospectus, neither Trimeris nor Synageva is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the U.S. or other countries to complete the Merger. In the U.S., Trimeris must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ Global Market in connection with the issuance of shares of Trimeris common stock in the Merger and the resulting change in control of Trimeris and the filing of this joint proxy statement/prospectus with the SEC.

Restrictions on Sales of Shares of Trimeris Common Stock Received by Synageva Stockholders in the Merger

Pursuant to the Merger Agreement, the shares of Trimeris common stock received by Synageva stockholders in the Merger may not be sold, transferred, or encumbered for a staggered 180-day period following the completion of the Merger, except in limited circumstances. The restrictions on the sale, transfer or encumbrance with respect to such shares of Trimeris common stock lapse as to 25% of such shares on the 90th day following the completion of the Merger and as to an additional 25% of such shares each 30 days thereafter, until the 180th day following the completion of the Merger, at which time the restrictions lapse as to all such shares.

In addition, shares of Trimeris common stock received by Synageva stockholders who become affiliates of Trimeris for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Trimeris generally include individuals or entities that control, are controlled by or are under common control with Trimeris and may include officers and directors as well as principal stockholders of Trimeris. Each director of Synageva who will serve as a director of Trimeris following the completion of the Merger will be deemed an affiliate of Trimeris for purposes of Rule 144.

Appraisal Rights

Trimeris Stockholders

Under the DGCL, Trimeris stockholders are not entitled to appraisal rights in connection with the Merger.

Synageva Stockholders

If the Merger is completed, Synageva stockholders are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262.

This section is intended to provide a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. However, this summary is not a complete statement of all applicable requirements, and it is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this joint proxy statement/prospectus as Annex E. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Synageva stockholders exercise their appraisal rights under Section 262. Failure to follow precisely any of the statutory procedures set forth in Annex E may result in a termination or waiver of appraisal rights.

A record holder of shares of Synageva capital stock who makes the demand described below with respect to such shares, who continuously holds such shares through the Effective Time, who submits a written demand for appraisal to Synageva in compliance with the statutory requirements of Section 262, and who does not submit a proxy or vote in favor of the Synageva Merger Proposal or consent thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the “Delaware Court”), of the fair value of his, her or its shares of Synageva capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the Merger Agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Synageva capital stock” are to the record holder or holders of shares of Synageva capital stock.

Under Section 262, because the Merger Agreement is to be submitted for adoption at the Synageva special meeting, not fewer than 20 days prior to the meeting, Synageva must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in such notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice to the record holders of Synageva capital stock and a copy of Section 262 is attached to this joint proxy statement/prospectus as Annex E.

Synageva stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

Synageva stockholders electing to exercise appraisal rights must not submit a proxy or vote “for” the Synageva Merger Proposal. Submitting a proxy or voting “for” the Synageva Merger Proposal will result in the waiver of appraisal rights. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the Synageva Merger Proposal, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

A written demand for appraisal of shares of Synageva capital stock must be delivered to Synageva before the taking of the vote on the Synageva Merger Proposal at the Synageva special meeting. The written demand for appraisal should specify the Synageva stockholder’s name and mailing address, and that such stockholder is thereby demanding appraisal of his or her shares of Synageva capital stock. The written demand for appraisal of shares of Synageva capital stock is in addition to and separate from a vote against the Synageva Merger Proposal or an abstention from such vote. Failure to return your proxy, voting against, or abstaining from voting on, the Synageva Merger Proposal will not satisfy your obligation to make a written demand for appraisal. Failure to make a written demand for appraisal prior to the taking of the vote on the Synageva Merger Proposal at the Synageva special meeting will constitute a waiver of appraisal rights.

A demand for appraisal must be executed by or for the Synageva stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares of Synageva capital stock are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a Synageva stockholder of record. However, the agent must identify such record holder and expressly disclose the fact that, in exercising the demand, he is acting as agent for such record holder. A person having a beneficial interest in Synageva capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect appraisal rights on behalf of the beneficial owners.

A Synageva stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421, Attention: Corporate Secretary.

Within 10 days after the Effective Time, Synageva must provide notice of the Effective Time to all Synageva stockholders who have complied with Section 262 and have not voted in favor of the Synageva Merger Proposal.

Within 120 days after the Effective Time, either Synageva or any Synageva stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Synageva in the case of a petition filed by a Synageva stockholder, demanding a determination of the fair value of the shares of Synageva capital stock held by all Synageva stockholders seeking to exercise appraisal rights. There is no present intent on the part of Synageva to file an appraisal petition, and Synageva stockholders seeking to exercise appraisal rights should not assume that Synageva will file such a petition or that Synageva will initiate any negotiations with respect to the fair value of such shares. Accordingly, Synageva stockholders who desire to have their shares of Synageva capital stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file a petition for appraisal within the time period specified in Section 262 could result in a loss of appraisal rights.

Within 120 days after the Effective Time, any Synageva stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Synageva a statement setting forth the aggregate number of shares of Synageva common stock and Synageva preferred stock not voting in favor of the Synageva Merger Proposal and with respect to which demands for appraisal were received by Synageva and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the Synageva stockholder’s request has been received by Synageva or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Synageva, Synageva will then be obligated, within 20 days after such service, to file in the office of the Register in Chancery (the “Register”) a duly verified list containing the names and addresses of all Synageva stockholders who have demanded an appraisal of their shares of Synageva capital stock and with whom agreements as to the value of such shares have not been reached. Upon notice to the Synageva stockholders, as required by the Delaware Court, at a hearing on such petition, the Delaware Court will determine which Synageva stockholders are entitled to appraisal rights. The Delaware Court may require the Synageva stockholders who have demanded an appraisal for their shares of Synageva capital stock and who hold such stock represented by certificates to submit their certificates of stock to the Register for notation thereon of the pendency of the appraisal proceedings; and if any Synageva stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Synageva capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the fair value has been determined, the Delaware Court will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Synageva capital stock. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Although the board of directors of Synageva believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as would be determined by the Delaware Court, and Synageva stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the Merger Agreement. Moreover, Synageva does not anticipate offering more than the merger consideration to any Synageva stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Synageva capital stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which shed any light on the future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court and imposed upon the dissenting Synageva stockholder(s) and/or Synageva as the Delaware Court deems equitable under the circumstances. Each dissenting Synageva stockholder is responsible for his or her attorneys’ and expert witness fees and expenses, although, upon application of a dissenting Synageva stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting Synageva stockholder in connection with the appraisal proceeding, including without limitation reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Synageva capital stock entitled to appraisal.

Any Synageva stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares of Synageva capital stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to Synageva stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any Synageva stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the Merger Agreement. After this period, a Synageva stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the Merger Agreement only with the consent of Synageva. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, or if any Synageva stockholder otherwise fails to perfect, successfully withdraws, or loses such holder’s appraisal rights, then such stockholders’ right to appraisal will cease and such stockholder’s shares of Synageva capital stock will be deemed to have been converted at the Effective Time into the right to receive the consideration that such Synageva stockholder would otherwise be entitled to receive pursuant to the Merger Agreement. Inasmuch as Synageva has no obligation to file such a petition, any Synageva stockholder who desires a petition to be filed is advised to file it on a timely basis. Any Synageva stockholder may withdraw such stockholder’s demand for appraisal by delivering to Synageva a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Synageva and (ii) no appraisal proceeding in the Delaware Court shall be dismissed as to any Synageva stockholder who commenced or joined such proceeding as a named party without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any Synageva stockholder to comply fully with the procedures described above and set forth in Annex E to this joint proxy statement/prospectus may result in the loss of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Synageva stockholder considering exercising these rights should consult with legal counsel.

NASDAQ Listing of Trimeris Common Stock

Trimeris common stock currently is listed on the NASDAQ Global Market under the symbol “TRMS”. Trimeris has agreed to use its reasonable best efforts to cause the shares of Trimeris common stock to be approved, at or prior to the completion of the Merger, for listing (subject only to notice of issuance) on the NASDAQ Global Market at and following the completion of the Merger, and the listing of the shares of Trimeris common stock issuable pursuant to the Merger Agreement is a condition to Synageva’s obligation to complete the Merger.

As of the date of the mailing of this joint proxy statement/prospectus, Trimeris has filed an initial listing application for the NASDAQ Global Market in connection with the Merger pursuant to NASDAQ “reverse merger” rules. If such application is approved, Trimeris anticipates that its common stock will be listed on the NASDAQ Global Market following the completion of the Merger under the trading symbol “TRMS”. It is expected that following the Merger, the combined company will change its name to “Synageva BioPharma Corp.” and that its trading symbol will be changed. Synageva has reserved the ticker symbol “GEVA” for this purpose.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the Merger. This summary is based upon current provisions of the Code, existing Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to Trimeris, Synageva or Synageva stockholders, as described in this summary. This summary is not binding on the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein.

This discussion does not address all of the U.S. federal income tax consequences of the Merger that may be relevant to Synageva stockholders and Trimeris stockholders in light of their particular circumstances and does not apply to stockholders that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers and traders in securities;

•	individuals who are not citizens or residents of the U.S., including U.S. expatriates;

•	corporations (or other entities taxable as a corporation for U.S. federal income tax purposes) created or organized outside of the U.S.;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;

•

partnerships, limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;

•	an estate or trust;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold their shares through a pension plan or other qualified retirement plan;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy;

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset); or

•	holders who have a functional currency other than the U.S. dollar.

In addition, the following discussion does not address:

•	the tax consequences of the Merger under any U.S. federal non-income tax laws or under state, local or foreign tax laws;

•

the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Synageva capital stock or Trimeris common stock are acquired;

•	the tax consequences to holders of options issued by Synageva that are assumed, replaced, exercised or converted, as the case may be, in connection with the Merger;

•	the tax consequences of the receipt of shares of Trimeris common stock other than in exchange for shares of Synageva common stock;

•	the tax consequences of the ownership or disposition of shares of Trimeris common stock acquired in the Merger; or

•	the tax implications of a failure of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Accordingly, Synageva stockholders are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences of the Merger under U.S. federal non-income tax laws and state, local and foreign tax laws.

U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a condition to the completion of the Merger, Paul Hastings must render a tax opinion to Trimeris that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Ropes & Gray must render a tax opinion to Synageva that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Further, Trimeris and Synageva have agreed to use reasonable best efforts to structure the Merger to qualify as a “reorganization” and not to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Neither Trimeris nor Synageva presently intends to waive these conditions. The tax opinions discussed in this section will be conditioned upon certain assumptions and qualifications stated in the tax opinions and will be based on the truth, accuracy, and completeness, as of the completion of the Merger, of certain representations and other statements made by each of Trimeris, Merger Sub, and Synageva, as applicable, in letters delivered to counsel rendering such opinions.

Neither Trimeris nor Synageva will request a ruling from the IRS regarding the tax consequences of the Merger. The opinions of counsel do not bind the IRS or courts of law and thus do not prevent the IRS from asserting a contrary position, or a court from upholding any such assertion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the Merger and the vitality of the opinions could be adversely affected.

Assuming the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, the following material U.S. federal income tax consequences will result:

•	Trimeris, Merger Sub, Synageva and the Trimeris stockholders generally will recognize no gain or loss solely as a result of the Merger;

•

Synageva stockholders, other than Synageva stockholders who exercise appraisal rights (as discussed below), generally will recognize no gain or loss upon the receipt of Trimeris common stock for their Synageva capital stock, other than with respect to cash received in lieu of fractional shares of Trimeris common stock (as discussed below);

•

the aggregate tax basis of the shares of Trimeris common stock that are received by a Synageva stockholder in the Merger will be equal to the aggregate tax basis of the shares of Synageva capital stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share of Trimeris common stock for which cash is received;

•

the holding period of the shares of Trimeris common stock received by a Synageva stockholder in connection with the Merger will include the holding period of the shares of Synageva capital stock surrendered in exchange therefor; and

•

a Synageva stockholder who receives cash instead of a fractional share of Trimeris common stock generally will recognize a capital gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received.

There will be no material U.S. federal income tax consequences of the Merger for Trimeris stockholders whether or not the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Treatment of Synageva Stockholders Who Exercise Appraisal Rights

The discussion above does not apply to Synageva stockholders who properly perfect appraisal rights with respect to such stockholder’s shares of Synageva capital stock. Generally, a Synageva stockholder who perfects appraisal rights and receives cash in exchange for such stockholder’s Synageva capital stock will recognize capital gain or loss measured by the difference between the amount of cash received and such stockholder’s adjusted tax basis in those shares. Such gain or loss will generally be long-term capital gain or loss, provided the shares of Synageva capital stock were held for more than one year before the disposition of the shares. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Generally, non-corporate Synageva stockholders may be subject to information reporting and backup withholding (currently at a rate of 28%) with respect to cash received in lieu of a fractional share interest in Trimeris common stock or cash received for perfecting appraisal rights. However, backup withholding will not apply to a Synageva stockholder who furnishes a valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Synageva stockholder’s U.S. federal income tax liability, provided that the Synageva stockholder timely furnishes the required information to the IRS.

THE FOREGOING SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, THE SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE SUMMARY DOES NOT ADDRESS ANY U.S. FEDERAL NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER, NOR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. ACCORDINGLY, EACH SYNAGEVA STOCKHOLDER IS STRONGLY URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO SUCH SYNAGEVA STOCKHOLDER.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the Merger Agreement that is important to you. You should refer to the full text of the Merger Agreement for details of the transaction and the terms and conditions of the Merger Agreement.

Additionally, the representations, warranties and covenants described in this section and contained in the Merger Agreement have been made only for the purpose of the Merger Agreement and, as such, are intended solely for the benefit of Trimeris, Merger Sub and Synageva. In many cases, these representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain disclosures exchanged by the parties in connection with the execution of the Merger Agreement. Furthermore, many of the representations and warranties in the Merger Agreement are the result of a negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about Trimeris or Synageva, their respective subsidiaries and affiliates or any other party. Likewise, any references to materiality contained in the representations and warranties may not correspond to concepts of materiality applicable to investors or stockholders. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement or may change in the future and these changes may not be fully reflected in the public disclosures made by Trimeris and/or Synageva. As a result of the foregoing, you are strongly encouraged not to rely on the representations, warranties and covenants contained in the Merger Agreement, or any descriptions thereof, as accurate characterizations of the state of facts or condition of Trimeris, Synageva, or any other party. You are likewise cautioned that you are not a third-party beneficiary under the Merger Agreement and do not have any direct rights or remedies pursuant to the Merger Agreement.

Terms of the Merger

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of Trimeris, will merge with and into Synageva. Upon completion of the Merger, Synageva will continue as a wholly owned subsidiary of Trimeris (the “Surviving Corporation”).

Completion of the Merger

The closing of the Merger will take place no later than the second business day after the satisfaction or waiver of the conditions to the completion of the Merger contained in the Merger Agreement, other than the conditions which by their terms can be satisfied only as of the closing of the Merger or on such other day as Trimeris, Synageva and Merger Sub may mutually agree. For a more complete discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 124.

The completion of the Merger will occur at the time that the parties file the certificate of merger with the Secretary of State of the State of Delaware on the closing date of the Merger or on such later date as Trimeris, Synageva and Merger Sub may mutually agree (and set forth in the certificate of merger). Because the completion of the Merger is subject to the satisfaction of other conditions, Trimeris and Synageva cannot predict the exact time at which the Merger will become effective.

Certificate of Incorporation; Bylaws; Directors and Officers

Upon completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated to be the certificate of incorporation and bylaws of the Merger Sub immediately prior to the completion of the Merger, in each case, until thereafter amended in accordance with the terms thereof and applicable law.

The Chief Executive Officer of Synageva will be the sole director of the Surviving Corporation immediately following the completion of the Merger and will hold office until his successor is duly elected or appointed and qualified or until his earlier death, resignation or removal.

The Chief Executive Officer of Synageva will be the President, Treasurer and Secretary of the Surviving Corporation immediately following the completion of the Merger, and will hold office, in each case, until his successor is duly appointed and qualified or until his earlier death, resignation or removal.

Merger Consideration

Upon completion of the Merger, each share of then-outstanding capital stock of Synageva (other than shares held by Synageva, Trimeris or any of their respective subsidiaries, which will be cancelled at the completion of the Merger, and shares held by holders who have not voted in favor of or consented in writing to the Merger and who properly demand appraisal rights in accordance with Delaware law) will be automatically converted into the right to receive the number of shares of Trimeris common stock equal to the Exchange Ratio (as defined below) (the “Merger Consideration Shares”), together with cash in lieu of any fractional shares (together with the Merger Consideration Shares, the “Merger Consideration”).

No fractional shares of Trimeris common stock will be issued in connection with the Merger. Instead, each Synageva stockholder who would otherwise be entitled to receive a fractional share of Trimeris common stock (after aggregating all fractional shares of Trimeris common stock issuable to such holder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of Trimeris common stock by the closing price of a share of Trimeris common stock on the NASDAQ Global Market on the day on which the Merger is completed.

Following the completion of the Merger, former stockholders of Synageva are expected to receive shares of Trimeris common stock representing approximately 75% of the outstanding shares of Trimeris common stock calculated on a fully diluted basis and current stockholders of Trimeris are expected to own approximately 25% of the outstanding shares of Trimeris common stock calculated on a fully diluted basis. The foregoing percentages do not take into account shares of Trimeris common stock held by Synageva stockholders prior to the completion of the Merger.

The Merger Agreement defines the “Exchange Ratio” as the number of shares of Trimeris common stock equal to the number obtained by dividing (i) the product of (a) three times (b) the total number of outstanding shares of Trimeris common stock on a fully diluted basis (in other words, inclusive of all shares of common stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for Trimeris common stock), as of immediately prior to the completion of the Merger (but after giving effect to the proposed reverse stock split of Trimeris within the range of one-for-two to one-for-eight, with the exact number within the range to be determined by Synageva prior to the completion of the Merger) by (ii) the total number of outstanding shares of Synageva common stock on a fully diluted basis (in other words, inclusive of all shares of common stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for Synageva capital stock) as of immediately prior to the completion of the Merger. The Merger Agreement provides that the Exchange Ratio will be appropriately adjusted if, prior to the completion of the Merger, the outstanding shares of common stock of Synageva are changed as a result of any reclassification, recapitalization, stock split, merger, combination, exchange, readjustment or similar transaction, or any stock dividend thereon, to eliminate the effect of such event on the Exchange Ratio.

Assumption of Synageva Stock Options and Warrants

Stock Options

The Merger Agreement provides that, upon completion of the Merger, each Synageva stock option that is outstanding and unexercised immediately prior to the completion of the Merger, whether or not vested, will be converted into an option to purchase Trimeris common stock, and Trimeris will assume such stock option in accordance with the terms of the applicable Synageva stock option plan and the terms of the contract evidencing such Synageva stock option. Following the completion of the Merger, each Synageva option may be exercised solely for shares of Trimeris common stock. The number of shares of Trimeris common stock subject to each assumed Synageva stock option will be determined by multiplying the number of shares of Synageva common stock subject to the stock option immediately prior to the completion of the Merger by the Exchange Ratio and rounding down to the nearest whole number of shares of Trimeris common stock. The per share exercise price for shares of Trimeris common stock issuable upon exercise of each assumed Synageva stock option will be determined by dividing the per share exercise price for Synageva common stock subject to the stock option immediately prior to the completion of the Merger by the Exchange Ratio and rounding up to the nearest whole cent. After adjusting the assumed stock options to reflect the application of the Exchange Ratio, all other terms of the assumed stock options, including the term, exercisability and vesting schedule, will remain unchanged, except that the board of directors of the combined company or a committee thereof will succeed to the authority and responsibility of the Synageva board of directors or any applicable committee thereof with respect to such stock options.

The Merger Agreement provides that Trimeris will file a registration statement on Form S-8 (if available for use by Trimeris) no later than five business days following the completion of the Merger for the shares of Trimeris common stock issuable upon exercise of the assumed Synageva stock options. The Merger Agreement also provides that Trimeris may assume any of Synageva’s equity incentive plans.

Warrants

The Merger Agreement provides that, upon completion of the Merger, each Synageva warrant that is outstanding and unexercised immediately prior to the completion of the Merger will be converted into a warrant to purchase Trimeris common stock and Trimeris will assume such warrant in accordance with the terms of the applicable Synageva warrant and the terms of the contract evidencing such Synageva warrant. Following the completion of the Merger, each Synageva warrant may be exercised solely for shares of Trimeris common stock. The number of shares of Trimeris common stock subject to each assumed Synageva warrant will be determined by multiplying the number of shares of Synageva capital stock subject to the warrant immediately prior to the completion of the Merger by the Exchange Ratio and rounding down to the nearest whole number of shares of Trimeris common stock. The per share exercise price for shares of Trimeris common stock issuable upon exercise of each assumed Synageva warrant will be determined by dividing the per share exercise price of such warrant immediately prior to the completion of the Merger by the Exchange Ratio and rounding up to the nearest whole cent. After adjusting the assumed Synageva warrants to reflect the application of the Exchange Ratio, all other terms of the assumed warrants, including the term, exercisability and vesting schedule, will remain unchanged.

Exchange of Synageva Stock Certificates

At or prior to the completion of the Merger, Trimeris will enter into an agreement with a bank or trust company reasonably acceptable to Synageva who will act as the exchange agent for payment of the Merger Consideration to the holders of Synageva’s stock. At or before the completion of the Merger, Trimeris will supply the exchange agent with the Merger Consideration.

The Merger Agreement provides that, promptly following the completion of the Merger, Trimeris or the exchange agent will mail to each Synageva stockholder of record a letter of transmittal and instructions for use in surrendering all certificates of Synageva stock for the applicable portion of the Merger Consideration. The

Merger Agreement provides that upon surrender to the exchange agent of Synageva stock certificates, a properly completed letter of transmittal and other documents reasonably requested by the exchange agent, a holder of shares of Synageva stock will be entitled to receive the applicable portion of the Merger Consideration. Trimeris, the Surviving Corporation, and the exchange agent will be entitled to deduct and withhold from the Merger Consideration such amounts as may be required to be deducted or withheld under the Code or any other applicable law.

If any shares of Synageva stock are unvested or subject to a repurchase option, risk or forfeiture or other similar condition immediately prior to the completion of the Merger, then the Merger Consideration Shares issued with respect thereto will also be unvested or subject to a repurchase option, risk or forfeiture or other similar condition, as applicable.

If any stockholder has lost a certificate representing shares of Synageva’s stock, or if any such certificate has been stolen or destroyed, such stockholder will, as a condition to receiving the applicable portion of Merger Consideration for the shares represented by such certificate, be required to make an affidavit of the loss, theft or destruction and, if reasonably required by Trimeris, post a bond in a reasonable amount as indemnity against any claim that may be made against Trimeris with respect to such certificate.

From and after the completion of the Merger, unless it is properly surrendered or transferred, each Synageva stock certificate will represent only the right to receive an applicable portion of the Merger Consideration. In addition, the transfer books of Synageva will close at the completion of the Merger and no shares of Synageva stock will thereafter be registered or transferred on the transfer books of Synageva.

Stock certificates should not be surrendered for exchange by Synageva stockholders prior to the completion of the Merger and should be sent only pursuant to instructions set forth in the letters of transmittal which the Merger Agreement provides will be mailed to Synageva stockholders promptly following the completion of the Merger. In all cases, the certificates representing shares of Trimeris common stock and cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letter of transmittal.

After the first anniversary of the date upon which the Merger is completed, any Merger Consideration (or dividends or distributions thereon) remaining in the exchange fund established by Trimeris with the exchange agent may be refunded to Trimeris or Trimeris’ designee, and any former stockholders of Synageva who have not complied with the applicable provisions for payment summarized above will be entitled to receive payment of the applicable portion of Merger Consideration only from Trimeris. None of the Surviving Corporation, Trimeris, the exchange agent or any other party to the Merger Agreement will be liable to any former stockholders of Synageva for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Transfer Restrictions

The Merger Agreement provides that the shares of Trimeris common stock received by Synageva stockholders in the Merger may not be sold, transferred, or encumbered for a staggered 180-day period following the completion of the Merger, except in limited circumstances. The letter of transmittal delivered to each Synageva stockholder will require each such Synageva stockholder that is exchanging its shares of Synageva capital stock for Merger Consideration Shares, as a condition to receiving the Merger Consideration, to agree not to sell, transfer, pledge, encumber, or otherwise dispose of such holder’s Merger Consideration Shares, or enter into any contracts or agreements regarding the foregoing, in each case for a staggered 180-day period following the completion of the Merger. However, if a transferee receiving Merger Consideration Shares agrees to be bound by the transfer and sale restrictions described in the preceding sentence then the sale and transfer restrictions do not apply to sales or transfers (i) with respect to individual stockholders, to a member of such individual’s immediate family, trust for the benefit of such holder or such holder’s heirs, (ii) with respect to partnership or limited liability company stockholders, to one or more partners, members or affiliated corporations or business entities under common control, (iii) with respect to trust stockholders, to a beneficiary, and (iv) with respect to all stockholders, to another holder of Synageva capital stock who received Merger Consideration Shares. These transfer and sale restrictions will lapse with respect to Merger Consideration Shares such that 25% of Merger Consideration Shares are free from the transfer and sale restrictions on and after each of the 90th, 120th, 150th and 180th day following the completion of the Merger. These transfer and sale restrictions may also be waived by the Trimeris board of directors (including at least one director who was a director of Trimeris and not Synageva prior to the completion of the Merger) if such waiver applies to all holders of Merger Consideration Shares on a pro rata basis.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Synageva to Trimeris, and generally reciprocal representations and warranties made by Trimeris to Synageva. Specifically, the representations and warranties of each of Trimeris and Synageva in the Merger Agreement (many of which are qualified by concepts of knowledge, materiality and/or dollar thresholds and are further modified and limited by confidential disclosure schedules exchanged by Trimeris and Synageva as may or may not be specifically indicated in the text of the Merger Agreement) relate to the following subject matters, among other things:

•	organization, good standing and qualification to do business;

•	corporate power and authority to enter into the Merger Agreement and to complete the transactions contemplated by the Merger Agreement;

•	the required consents and approvals of governmental entities and third parties in connection with the transactions contemplated by the Merger Agreement;

•

the declaration of advisability of the Merger Agreement and the Merger by each party’s board of directors, the approval of the Merger Agreement and the Merger by each party’s board of directors and, subject to certain provisions relating to the fiduciary duties of each party’s board of directors, the recommendation made by each party’s board of directors to its respective stockholders;

•	capitalization;

•	compliance with certain laws;

•	financial statements;

•	title to property;

•	the absence of undisclosed liabilities;

•	the conduct of each party’s business, and the absence of certain changes or events since March 31, 2011, with respect to Trimeris and April 30, 2011, with respect to Synageva;

•	the capitalization of each party’s subsidiaries;

•	litigation, investigations, proceedings and the absence of orders or judgments from governmental entities;

•	insurance policies;

•	matters relating to material contracts, including the absence of certain defaults under material contracts;

•	employment and labor matters;

•	intellectual property matters;

•	tax matters;

•	matters relating to employee benefit plans;

•	regulatory matters;

•	environmental matters;

•

the absence of misstatements or omissions of material facts in this joint proxy statement/prospectus or the associated registration statement on Form S-4, with respect to Trimeris, and information provided for inclusion therein, with respect to Synageva;

•	the absence of undisclosed brokers’ fees; and

•	the inapplicability of anti-takeover statutes to the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains additional representations and warranties of Trimeris regarding, among other things, the approval by the Trimeris board of directors of the amendment to Trimeris’ certificate of incorporation, Trimeris’ SEC filings, disclosure controls and procedures and internal controls over financial reporting, Trimeris’ compliance with the listing requirements of the NASDAQ Global Market, and the due authorization, valid issuance, and lack of resale restrictions with respect to the shares of Trimeris common stock to be issued as Merger Consideration.

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions contained in the Merger Agreement refer to the concept of “Company Material Adverse Effect” or “Parent Material Adverse Effect”.

Company Material Adverse Effect

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, development, circumstance, condition or occurrence that, except as set forth below, individually or in the aggregate, has resulted in or would reasonably be expected to result in:

•	a material adverse effect to the properties, assets, liabilities, condition (financial or otherwise), business or results of operations of Synageva and its subsidiaries, taken as a whole;

•

any results, information or other indications that one or more patients participating in Synageva’s clinical trials with respect to SBC-102 for the treatment of LAL Deficiency have developed neutralizing antibodies in response to the administration of SBC-102 if it would reasonably be expected to materially delay the development or commercialization, reduce the size of the market for, or result in non-approval by the FDA or the EMA, in each case, of SBC-102 for the treatment of LAL Deficiency in the U.S. or the EU;

•	the failure of any Phase II clinical trial for SBC-102 to achieve one or more of its primary endpoints;

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the termination of any Phase II clinical trial for SBC-102 prior to completion based on matters relating to the efficacy or safety of SBC-102 in the treatment of LAL Deficiency in the U.S. or the EU; or

•

any unexpected drug-related, serious adverse event or events in patients who received SBC-102 in a clinical trial or other patient usage setting, if it would reasonably be expected to prevent Synageva from obtaining approval from the FDA or EMA to market SBC-102 for the treatment of LAL Deficiency in the U.S. or the EU.

No change, effect, development, circumstance, condition, or occurrence resulting from the following will be deemed to constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

•

conditions in any industry or industries in which Synageva operates, general legal, tax, economic, political and/or regulatory conditions, or any generally applicable change in law, including the rules, regulations and administrative policies of the FDA or GAAP or interpretation of any of the foregoing, in each case, so long as such change, effect, development, circumstance, condition or occurrence does not disproportionately have a greater adverse impact on Synageva relative to other companies operating in such industry or industries in which Synageva operates;

•

conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, unless such changes, effects, developments, circumstances, conditions or occurrences have a greater adverse impact on Synageva relative to other companies operating in the pharmaceutical industry;

•	the announcement or pendency of the transactions contemplated by the Merger Agreement and compliance with the terms and conditions of the Merger Agreement;

•

any failure by Synageva (but not the underlying causes thereof) to meet any estimates or expectations of Synageva’s development programs, in and of itself, or any failure by Synageva to meet its internal budgets, plans or forecasts or other financial performance or results of operations;

•

determinations by governmental authorities, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates similar to or competitive with Synageva’s products or product candidates or the results of any clinical trial with respect to any such products or product candidates; or

•	any action taken by Synageva at the request or with the consent of Trimeris.

Parent Material Adverse Effect

For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect, development, circumstance, condition or occurrence that, except as set forth below, individually or in the aggregate, has resulted in or would reasonably be expected to result in:

•

any change or effect that is materially adverse to the properties, assets, liabilities, condition (financial or otherwise), business or results of operations of Trimeris and its subsidiaries, taken as a whole;

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any material breach by Trimeris or any of F. Hoffman-La Roche Ltd, Hoffman-La Roche, Inc. or Roche Laboratories, Inc. and their respective affiliates (collectively, the “Key Trimeris Partner”) of any agreement, arrangement or contract between Trimeris or its subsidiaries and the Key Trimeris Partner; provided that a breach by the Key Trimeris Partner is not a Parent Material Adverse Effect if Trimeris uses commercially reasonable efforts to cause the Key Trimeris Partner to remedy such breach and seeks all available remedies as a result of such breach;

•

any suspension or revocation by a governmental authority of marketing authorization of FUZEON in any of the top eight countries of the world from which the Key Trimeris Partner derives revenues from sales of FUZEON;

•	any supply failure of FUZEON that would reasonably be expected to materially impact for two or more quarters the revenues anticipated to be received by Trimeris under the Roche License Agreement; or

•	the shares of Trimeris common stock ceasing to be listed on the NASDAQ Global Market other than as a result of a temporary suspension of trading.

No change, effect, development, circumstance, condition or occurrence resulting from the following will be deemed to constitute a Parent Material Adverse Effect or will be taken into account when determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

•

conditions in any industry or industries in which Trimeris operates, general legal, tax, economic, political and/or regulatory conditions, or any generally applicable change in law, including the rules, regulations and administrative policies of the FDA or GAAP or interpretation of any of the foregoing, in each case, so long as such change, effect, development, circumstance, condition or occurrence does not disproportionately have a greater adverse impact on Trimeris relative to other companies operating in such industry or industries in which Trimeris operates;

•	any actions taken pursuant to the terms of the Merger Agreement or with the written consent of Synageva;

•	changes in the price or trading volume of Trimeris common stock;

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any failure by Trimeris to meet any published analyst estimates or expectations or internal budget, plans or forecasts of Trimeris’ revenue, earnings or other financial performance or results of operations for any period;

•

conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, unless such changes, effects, developments, circumstances, conditions or occurrences have a greater adverse impact on Trimeris relative to other companies operating in the pharmaceutical industry;

•	the announcement or pendency of the transactions contemplated by the Merger Agreement and compliance with the terms and conditions of the Merger Agreement; and

•

determinations by governmental authorities, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates similar to or competitive with Trimeris’ products or product candidates or the results of any clinical trial with respect to any such products or product candidates.

Certain Covenants of the Parties

Affirmative Covenants

Each of Trimeris and Synageva has undertaken customary covenants in the Merger Agreement relating to the conduct of its business prior to the completion of the Merger or the earlier termination of the Merger Agreement. In general, each of Trimeris and Synageva has agreed, among other things, to, and to cause its subsidiaries to (subject in some cases to exceptions specified in the Merger Agreement or set forth in the confidential disclosure schedules exchanged by Trimeris and Synageva):

•	conduct its business in the ordinary course consistent with past practices;

•

use reasonable best efforts to preserve intact its business, keep available the services of officers and employees and maintain existing business relations with licensors, licensees, suppliers, distributors, customers and other parties, except, with respect to Synageva and its subsidiaries, to the extent that such termination is in the ordinary course of business and consistent with past practices;

•	not take any action that would reasonably be expected to adversely affect its ability to complete the Merger;

•

in the case of Trimeris, file all required documents with the SEC in a timely manner and in compliance with law and maintain compliance with the applicable listing standards of the NASDAQ Global Market;

•

provide the other company and its representatives with reasonable access to its personnel, assets, books and records and furnish the other company and its representatives with financial and operating data and other documents, in each case as reasonably requested by the other company;

•	in the case of Trimeris, prepare and cause this joint proxy statement/prospectus and registration statement on Form S-4 to be filed with the SEC;

•

promptly notify the other party of receipt of all comments from the SEC with respect to this joint proxy statement/prospectus and registration statement on Form S-4 and any other request for any amendment or supplement thereto or additional information from the SEC related thereto;

•	in the case of Trimeris, use reasonable best efforts to cause the Trimeris common stock that will be issued in connection with the Merger to be registered, qualified or exempt where applicable;

•

promptly file all notices or other documents required to be filed by such party with any governmental authority, including the Federal Trade Commission and the Antitrust Division of the Department of Justice, with respect to the Merger and other transactions contemplated by the Merger Agreement, cooperate and coordinate with the other party with respect to any such filings or submissions, and promptly supply any additional information requested by a governmental authority;

•

use reasonable best efforts to complete the transactions contemplated by the Merger Agreement, including the Merger, as quickly as possible and obtain any consents or approvals from all governmental authorities, which if not obtained, would result in a Parent Material Adverse Effect or Company Material Adverse Effect, as applicable;

•	consult with the other party prior to making certain public disclosures and internal communications;

•

provide the other party with prompt notice of certain events, including any event that would likely cause such party to be unable to fulfill certain conditions required to be fulfilled by such party prior to the Merger, the receipt of a notice from a third party alleging that the consent of such third party is required in connection with the transactions contemplated by the Merger Agreement, including the Merger, or the existence of any circumstances that would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;

•

in the case of Trimeris, use reasonable best efforts to cause Trimeris common stock to be approved, at or prior to the completion of the Merger, for listing on the NASDAQ Global Market at and following the completion of the Merger and to change the trading symbol for Trimeris effective at or as soon as practicable following the completion of the Merger;

•

in the case of Trimeris, give Synageva the opportunity to participate in any stockholder litigation related to the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement and not settle any such litigation without Synageva’s written consent; and

•

in the case of Trimeris, immediately prior to the completion of the Merger, and subject to obtaining the requisite stockholder approval of the Trimeris Merger Proposals, file its charter amendment with the Delaware Secretary of State to effect the Reverse Stock Split Proposal and the Authorized Shares Increase Proposal.

Negative Covenants

Prior to the completion of the Merger or other earlier termination of the Merger Agreement, each of Synageva and Trimeris have agreed, with respect to itself and its subsidiaries, not to (unless consented to in writing by the other party), among other things (subject to, in some cases, exceptions or qualifications specified in the Merger Agreement or set forth in the confidential disclosure schedules exchanged by Synageva and Trimeris):

•

enter into any material contract, agreement or commitment or terminate or amend in any material respect, or waive any material right under, any material contract other than in the ordinary course of business or, with respect to Trimeris and its subsidiaries, enter into any contract or terminate or amend any contract with the Key Trimeris Partner that would alter or impact Trimeris’ or any of its subsidiaries’ relationship with the Key Trimeris Partner;

•

grant any severance or termination pay to any officer or director except payments in amounts consistent with policies and past practice or pursuant to written agreements or policies existing on the date of the Merger Agreement and previously disclosed to the other party, or adopt any new severance plan;

•

declare or pay any dividends or make any other distributions in respect of their capital stock or split, combine or reclassify any capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, any capital stock;

•	repurchase or otherwise acquire any shares of its capital stock except pursuant to rights of repurchase under its stock plans;

•	materially amend any certificate of incorporation, bylaws, certificate of formation or limited liability company agreement;

•	sell, lease, license, encumber or otherwise dispose of any material properties or assets other than in the ordinary course of business;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness, other than in the ordinary course of business, or issue or sell any debt securities or rights to acquire debt securities;

•	enter into any “keep well” or other contract to maintain any financial statement condition of any other person other than a wholly owned subsidiary;

•

adopt or amend any employee benefit, employee equity purchase or employee option plan, except as required by law and, with respect to Synageva, adoptions or amendments in the ordinary course of business or made in connection with the completion of the Merger;

•	enter into any employment contract other than for an at-will employee, or, with respect to Trimeris, hire any employee;

•	pay any special bonus to any director or employee, except, with respect to Synageva and its subsidiaries, payments in the ordinary course of business consistent with past practice;

•	increase the salaries or wage rates of officers or employees, except increases to non-officer employees in the ordinary course of business or pursuant to existing contracts;

•

pay or settle any pending or threatened litigation, claims or liability other than with respect to amounts owed to vendors and suppliers or settlements in the ordinary course of business, settlements not involving more than $100,000 individually or $250,000 in the aggregate and with respect to taxes;

•

authorize or propose any plan of liquidation or dissolution, any acquisition of a material amount of assets, a disposition of a material amount of assets or equity securities, any material change in capitalization, or any partnership, association, or joint venture;

•

purchase any insurance policy requiring premiums in excess of $100,000 individually or in the aggregate, fail to renew any insurance policy or permit any insurance policy to be cancelled, terminated or materially altered;

•	maintain books and records in a manner other than in the ordinary course of business consistent with past practices;

•

enter into any hedging, option, derivative or other similar transaction or any foreign exchange position except, with respect to Trimeris, in the ordinary course of business consistent with past practices;

•	institute any change in accounting methods, principles or practices other than as required by GAAP or, with respect to Trimeris, rules and regulations of the SEC;

•

make any material election or change in tax accounting method, enter into any tax closing agreement, settle any material tax claim or assessment, consent to any material extension or waiver of the limitation period applicable to any material tax claim or assessment or amend any tax return or enter into any tax sharing agreement;

•

issue or sell any securities other than the grant of stock options to employees, consistent with past practices and the issuance of any shares of common stock upon the exercise of stock options, amend the terms of any securities, or with respect to Synageva, file a registration statement with respect to an initial public offering of Synageva securities;

•

enter into any agreement that would limit either company, its subsidiaries or the Surviving Corporation from engaging in any line of business, competing with any person or selling any product or service;

•

make any capital expenditures in excess of $50,000 in the aggregate, with respect to Trimeris, or $100,000 in the aggregate that are not reflected on Synageva’s capital expenditure budget with respect to Synageva;

•	take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

•	agree or commit to do any of the foregoing.

No Solicitation

Subject to certain exceptions described below, prior to the completion of the Merger or the earlier termination of the Merger Agreement, each of Trimeris and Synageva has agreed that it will not, and it will not authorize or permit its subsidiaries and their respective directors, officers, employees, agents and other representatives to, directly or indirectly:

•

solicit, initiate, or knowingly encourage, facilitate, induce, or take any other action that would reasonably be expected to lead to the making, submission, or announcement of any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below);

•

enter into, continue, or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to knowingly facilitate or induce any effort or attempt to make or implement an Acquisition Proposal;

•

approve, endorse, enter into, or recommend an Acquisition Proposal or any letter of intent or contract contemplating an Acquisition Proposal or requiring the abandonment or termination of obligations under the Merger Agreement; or

•	agree, resolve or commit to do any of the foregoing.

In addition, each of Trimeris and Synageva has agreed to and will cause its subsidiaries and their respective directors, officers, employees, agents and other representatives to cease and terminate all discussions or negotiations with any person previously conducted with respect to any Acquisition Proposal.

Prior to obtaining the requisite stockholder approval of the Trimeris Merger Proposals or the Synageva Merger Proposal, as applicable, the restrictions set forth above do not prohibit either Trimeris or Synageva, as applicable, from furnishing information regarding itself or participating in discussions with a person making an unsolicited written Acquisition Proposal if (i) it received an Acquisition Proposal that the board of directors of the company determines in good faith, after consultation with legal advisors, and in the case of Trimeris, financial advisors, constitutes or would reasonably be expected to constitute a Superior Proposal (as defined below), (ii) such Acquisition Proposal did not result from a violation of the restrictions set forth above, (iii) its board of directors determines in good faith, after consultation with outside legal counsel, that failure to take action would be inconsistent with its fiduciary duties under applicable law, (iv) with respect to furnishing information regarding itself, it enters into a confidentiality agreement with such person, and (v) with respect to furnishing information regarding itself, all information provided to such person has been previously or concurrently provided to the other company. In addition, Trimeris or Synageva, as applicable, must provide the other company with written notice within 48 hours of receipt of any proposal, offer, or inquiry or discussions or negotiations sought to be initiated or continued with such person regarding an Acquisition Proposal, which notice indicates the terms of such proposal and includes a copy of any written materials received relating thereto and thereafter promptly keeps the other company informed of all material developments regarding such proposal, offer or inquiry.

An “Acquisition Proposal” means, with respect to Trimeris or Synageva, as the case may be, any offer, proposal or indication of interest (other than the transactions contemplated by the Merger Agreement) related to any transaction or series of transactions involving:

•

any merger, consolidation, issuance or acquisition of securities or other similar transaction (i) that would result in a third party directly or indirectly owning 15% or more of any class of voting securities of the subject company or (ii) in which the subject company issues securities representing 15% or more of any class of voting securities of the subject company;

•

any sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (i) 15% or more of the consolidated net revenues, consolidated net income or consolidated book value of the subject company or (ii) 15% of more of the fair market value of the assets of the subject company; or

•	any liquidation or dissolution of the subject company.

A “Superior Proposal” means, with respect to Trimeris or Synageva, as the case may be, a bona fide written Acquisition Proposal (provided that, for purposes of this definition, references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%) which the board of directors of the subject company determines in good faith (after consultation with its financial advisor) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the subject company’s stockholders from a financial point of view than the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by the other company in response to such Acquisition Proposal and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals).

Board Recommendations

Under the Merger Agreement, subject to the exceptions set forth below, (i) the Synageva board of directors has agreed to recommend that Synageva stockholders vote in favor of the Synageva Merger Proposal (the “Synageva Board Recommendation”) and (ii) the Trimeris board of directors has agreed to recommend that Trimeris stockholders vote in favor of the Trimeris Merger Proposals (the “Trimeris Board Recommendation”). Subject to the exceptions described below, the Merger Agreement provides that:

•

neither the Synageva board of directors nor the Trimeris board of directors will (i) fail to make the Synageva Board Recommendation or the Trimeris Board Recommendation, as applicable, (ii) withdraw, amend or modify in a manner adverse to the other company, the Synageva Board Recommendation or the Trimeris Board Recommendation, as applicable, or (iii) recommend, adopt, endorse or approve an Acquisition Proposal; and

•	neither the Synageva board of directors nor the Trimeris board of directors will resolve, agree or publicly propose to take any of the actions described above.

Each of the foregoing actions is referred to as a “Recommendation Change”.

The restrictions set forth above will not prohibit the Trimeris board of directors or the Synageva board of directors, as the case may be, from effecting a Recommendation Change if Synageva or Trimeris, as applicable, has (i) received an Acquisition Proposal, and the board of directors of such company has determined in good faith after consulting with legal counsel (x) that a failure to take action would be inconsistent with its duties under applicable law and (y) the Acquisition Proposal constitutes a Superior Proposal (with respect to Trimeris, after consulting with its financial advisor) or (ii) in response to an Intervening Event (as defined below), if the board of directors of such company has determined in good faith, after consulting with legal counsel, that a failure to take action would be inconsistent with its duties under applicable law, and all of the following conditions are met:

•

Synageva or Trimeris, as applicable, has provided written notice to the other company that it intends to make a Recommendation Change, which written notice shall contain a description of the events, facts and circumstances giving rise to the proposed action or material terms and conditions of the Superior Proposal, including a copy of the definitive acquisition agreement, as applicable;

•

the other company does not make, within three business days after receipt of the notice described above, a proposal which in the good faith judgment of the board of directors of the subject company, after consulting with its legal counsel and, with respect to Trimeris, its financial advisor, cause such events, facts and circumstances to no longer be a basis for a Recommendation Change or such Acquisition Proposal to no longer constitute a Superior Proposal; and

•

Synageva or Trimeris, as applicable, provides a new notice and the other company receives a new three day business period, in each case, as described above, with respect to any material change in the events, facts and circumstances or material term of the Superior Proposal or any material change in the principal rationale stated by the subject company board of directors for the Recommendation Change.

An “Intervening Event” means, with respect to Trimeris or Synageva, as the case may be, a material event or circumstance that occurs after the date of the Merger Agreement and was not previously known or reasonably foreseeable by the board of directors of Trimeris or Synageva, as the case may be, provided that the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof does not constitute an Intervening Event.

Special Meetings of Stockholders

Each of Trimeris and Synageva has agreed to take all action necessary to hold a meeting of its stockholders for the purpose of obtaining the required stockholder approval of the Trimeris Merger Proposals and the Synageva Merger Proposal, respectively, as promptly as practicable, including mailing this joint proxy statement/prospectus to its stockholders as promptly as reasonably practicable after this associated registration statement on Form S-4 is declared effective. Each party’s respective obligation to hold its stockholder meeting will not be affected by any Recommendation Change by its board of directors (unless such Recommendation Change leads to a termination of the Merger Agreement).

Indemnification of Directors and Officers

The Merger Agreement provides that all rights to indemnification with respect to acts or omissions occurring at or prior to the completion of the Merger existing in favor of each present and former director, officer or employee of Synageva or any of its subsidiaries as provided in their respective certificates of incorporation or bylaws or indemnification agreements will remain in effect. The Merger Agreement provides that Trimeris and the Surviving Corporation will continue to indemnify and hold harmless each present and former director, officer or employee of Synageva or any of its subsidiaries, with respect to acts or omissions occurring or alleged to have occurred before or after the completion of the Merger, including advancing expenses to the fullest extent allowed by applicable law.

The Merger Agreement provides that Trimeris will continue to indemnify and hold harmless each present and former director or officer of Trimeris or any of its subsidiaries, with respect to acts or omissions occurring or alleged to have occurred before or at the completion of the Merger, to the fullest extent permitted under applicable law and in Trimeris’ certificate of incorporation and bylaws.

The Merger Agreement provides that, prior to the completion of the Merger, Trimeris will purchase and maintain for a period of six years following the completion of the Merger, a directors’ and officers’ liability “tail” insurance policy covering the present and former directors and officers of Trimeris and directors and officers of Synageva for events occurring at or prior to the completion of the Merger. Such policy must contain terms no less favorable than the policies maintained by Trimeris or Synageva, as applicable, as of the date of the Merger Agreement.

Governance Matters Upon Completion of the Merger

Trimeris has agreed to take all actions necessary to ensure that, immediately following the completion of the Merger, the Trimeris board of directors consists of the following members, to hold office from and after the completion of the Merger until the earliest of the appointment of his or her respective successor, his or her resignation, or his or her proper removal (i) Sanj K. Patel, (ii) Srini Akkaraju, (iii) Stephen Biggar, (iv) Mark Goldberg, (v) Thomas Malley, (vi) Robyn Samuels, (vii) Felix Baker, (viii) Stephen Davis, and (ix) Barry Quart.

Conditions to the Completion of the Merger

The obligations of each of Synageva and Trimeris to complete the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of the following conditions:

•

the shares of Trimeris common stock to be issued in connection with the Merger shall have been approved for listing on the NASDAQ Global Market under a symbol chosen by Synageva, effective as of the completion of the Merger;

•

each company shall have received a legal opinion from its respective outside legal counsel, dated as of the date of the completion of the Merger, to the effect that the Merger will constitute a “reorganization” for federal income tax purposes within the meaning of Section 368(a) of the Code;

•

subject to the other company’s confidential disclosure schedules, the accuracy of the capitalization representations and warranties made by the other company in the Merger Agreement in all respects as of the date of the Agreement and as of the completion of the Merger, except for de minimis inaccuracies;

•

subject to the other company’s confidential disclosure schedules, the accuracy of the representations and warranties made by the other company in the Merger Agreement related to organization, authority relative to the Merger Agreement, absence of certain changes or events, finders and brokers and takeover statutes, in all respects as of the date of the Agreement and as of the completion of the Merger;

•

subject to the other company’s confidential disclosure schedules, the accuracy of the remaining representations and warranties made by the other company in the Merger Agreement in all respects as of the date of the Agreement and as of the completion of the Merger (disregarding all materiality qualifications and in the case of those representations and warranties made as of a particular date or period, as of such date or period), provided that inaccuracies in such representations and warranties will be disregarded so long as they have not had, individually or in the aggregate, a Parent Material Adverse Effect or Company Material Adverse Effect, as applicable, on the other company;

•

subject to the other company’s confidential disclosure schedules, the performance in all material respects by such other company of its obligations and agreements set forth in the Merger Agreement that are required to be performed at or prior to the completion of the Merger;

•

since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect, with respect to Trimeris’ obligation to complete the Merger, or Parent Material Adverse Effect, with respect to Synageva’s obligation to complete the Merger;

•

the principal executive officer of the other party, as specified in the Merger Agreement, shall have delivered a certificate to Synageva or Trimeris, as applicable, confirming that certain conditions have been duly satisfied; and

•	the following additional conditions, which, in order to complete the Merger, may not be waived:

•	Trimeris’ stockholders shall have approved the Trimeris Merger Proposals and Synageva’s stockholders shall have approved the Synageva Merger Proposal;

•	no law or order shall have been enacted by a governmental authority which prohibits or makes illegal the completion of the Merger; and

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act and is not subject to any stop order or pending or threatened proceedings seeking such a stop order.

In addition, unless otherwise waived by the applicable party, the obligation of (i) Synageva to complete the Merger is subject to the shares of Trimeris common stock to be issued pursuant to the Merger Agreement being approved for listing (subject only to notice of issuance) on the NASDAQ Global Market and (ii) Trimeris to complete the Merger is subject to Synageva furnishing Trimeris with a certificate, duly executed and completed by its principal executive officer, pursuant to Sections 1.897 2(h) and 1.1445 2(c) of the Treasury Regulations, certifying that the shares of Synageva common stock are not “United States real property interests” within the meaning of Section 897(c) of the Code.

Termination of the Merger Agreement

The Merger Agreement provides that, at any time prior to the completion of the Merger, either before or after the requisite stockholder approvals of the Trimeris Merger Proposals and the Synageva Merger Proposal have been obtained (except as set forth below), the Merger Agreement may be terminated:

•	by mutual written consent of Trimeris and Synageva;

•

by either Trimeris or Synageva if the Merger has not been completed by November 15, 2011, provided that if this joint proxy statement/prospectus and registration statement on Form S-4 is not filed with the SEC on or prior to July 1, 2011, then the November 15, 2011 deadline will be extended for one day for each day after July 1, 2011 this joint proxy statement/prospectus and registration statement on Form S-4 has not been filed, but it will not, in any event, be extended past December 31, 2011. A party may not terminate the Merger Agreement for this reason if the failure to complete the Merger is caused by that party’s breach of an obligation to be performed prior to the completion of the Merger;

•

by either Trimeris or Synageva if any applicable law prohibits or makes the Merger illegal or if a final and nonappealable order has been entered by a governmental authority permanently prohibiting the completion of the Merger, provided that the party seeking to terminate the Merger Agreement has performed its obligations under the Merger Agreement to resist, resolve or remove such applicable law or order;

•

by either Trimeris or Synageva if the Synageva special meeting (including any adjournments or postponements thereof) has been held and the Synageva stockholders have voted not to approve the Synageva Merger Proposal, provided that a party may not terminate the Merger Agreement for this reason if the failure to obtain approval of the Synageva Merger Proposal is caused by that party’s breach of a material obligation to be performed prior to the completion of the Merger;

•

by either Trimeris or Synageva if the Trimeris special meeting (including any adjournments or postponements thereof) has been held and the Trimeris stockholders have voted not to approve the Trimeris Merger Proposals, provided that a party may not terminate the Merger Agreement for this reason if the failure to obtain approval of the Trimeris Merger Proposals is caused by that party’s breach of a material obligation to be performed prior to the completion of the Merger;

•

subject to certain cure provisions, by either Trimeris or Synageva if the other company’s representations and warranties are inaccurate such that the conditions to the completion of the Merger relating to the accuracy of the other company’s representations and warranties would not be satisfied (see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 124), provided that a party may not terminate the Merger Agreement for this reason if it has materially breached the Merger Agreement and remains in breach as of the date of such proposed termination;

•

subject to certain cure provisions, by either Trimeris or Synageva if the other company has not performed in all material respects such other company’s obligations and agreements set forth in the Merger Agreement such that the conditions to the completion of the Merger relating to the performance of the other Company’s obligations and agreements would not be satisfied (see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 124), provided that a party may not terminate the Merger Agreement for this reason if it has materially breached the Merger Agreement and remains in breach as of the date of such proposed termination;

•

by Synageva, if at any time prior to the approval of the Trimeris Merger Proposals, the board of directors of Trimeris has (i) effected any Recommendation Change, (ii) failed to publicly reaffirm the Trimeris Board Recommendation within two business days of Synageva’s request or (iii) failed to recommend against or taken a neutral position with respect to a tender or exchange offer related to an Acquisition Proposal; or

•

by Synageva if Trimeris, after receiving an Acquisition Proposal, materially violated or breached its no solicitation obligations (see the section entitled “The Merger Agreement—No Solicitation” beginning on page 121).

Termination Fees and Expenses

The Merger Agreement provides that, subject to certain exceptions discussed below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses.

In the event the Merger Agreement is terminated by Trimeris or Synageva because Trimeris’ or Synageva’s stockholders, as applicable, have voted not to approve the Trimeris Merger Proposals or the Synageva Merger Proposal, as applicable (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 125), the company whose stockholders failed to approve the applicable merger proposals shall reimburse the other company for all reasonable expenses incurred in relation to the Merger Agreement and the transactions contemplated thereby, up to $1.5 million.

In addition, Trimeris is required to pay Synageva $3 million in the event the Merger Agreement is terminated by Synageva because (i) the board of directors of Trimeris has (a) effected any Recommendation Change, (b) failed to publicly reaffirm the Trimeris Board Recommendation within two business days of Synageva’s request or (c) failed to recommend against or taken a neutral position with respect to a tender or exchange offer related to an Acquisition Proposal or (ii) Trimeris, after receiving an Acquisition Proposal, materially violated or breached its no solicitation obligations.

Amendments

The Merger Agreement may be amended only by the written agreement of Trimeris, Merger Sub and Synageva at any time prior to the completion of the Merger. However, following the approval of the Trimeris Merger Proposals or the Synageva Merger Proposal, any amendment that pursuant to applicable law requires further stockholder approval may not be made without such stockholder approval.

Governing Law

The Merger Agreement is governed in all respects by the laws of the State of Delaware.

THE VOTING AGREEMENTS

The following is a summary of the material provisions of the voting agreements entered into by Synageva and the directors, executive officers and certain stockholders of Trimeris, on one hand, and Trimeris, Synageva and the directors, executive officers and certain stockholders of Synageva, on the other hand, and is qualified in its entirety by reference to the full text of the forms of such voting agreements which are attached as Annexes B and C, respectively, to this joint proxy statement/prospectus and are incorporated by reference into this joint proxy statement/prospectus.

In connection with the execution and delivery of the Merger Agreement, on June 13, 2011, each of Felix Baker, Ph.D., Julian Baker, Stephen Davis, Barry Quart, Pharm.D., Martin Mattingly, Pharm.D., James Thomas, FBB Associates, Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., 677, L.P., Baker Biotech II(A), L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Key Trimeris Stockholders”) entered into a voting agreement with Synageva (collectively, the “Trimeris Stockholder Voting Agreements”). Each of the Key Trimeris Stockholders is a director, executive officer or an affiliate of such person or Trimeris. As of the record date for the Trimeris special meeting, the Key Trimeris Stockholders held approximately         % of the total outstanding voting power of Trimeris.

Also, in connection with the execution and delivery of the Merger Agreement, on June 13, 2011, each of TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., James Tullis, Andrew Tisch, Daniel Tisch, James Tisch, Thomas Tisch, James S. Tisch 1995 Issue Trust, Thomas J. Tisch 1994 Issue Trust, Ten Partners, Robyn Samuels, New Leaf Ventures II, L.P., Srini Akkaraju, Stephen Biggar, M.D., Ph.D., Mark Goldberg, M.D., Thomas Malley, Sanj K. Patel, Carsten Boess, Anthony G. Quinn, Eric Grinstead, Chris Heberlig, Felix Baker, Ph.D., 14159, L.P., 667, L.P., Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P., Baker/Tisch Investments, L.P., FBB Associates and Baker Bros. Investments, L.P. (collectively, the “Key Synageva Stockholders”) entered into a voting agreement with Trimeris and Synageva (collectively, the “Synageva Stockholder Voting Agreements”). Each of the Key Synageva Stockholders is a director, executive officer or an affiliate of such person or Synageva. As of the record date for the Synageva special meeting, the Key Synageva Stockholders held approximately         % of the total outstanding voting power of Synageva.

Trimeris Stockholder Voting Agreements

Agreement to Vote and Irrevocable Proxy

Each of the Key Trimeris Stockholders has agreed to vote all shares of Trimeris common stock owned now or in the future, whether beneficially or of record, by such Key Trimeris Stockholder (the “Subject Trimeris Shares”) at any meeting of the stockholders of Trimeris, or at any adjournment thereof, and on every action by written consent taken by the stockholders of Trimeris:

•	in favor of the approval of the Trimeris Merger Proposals;

•	against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Trimeris under the Merger Agreement;

•	against any Acquisition Proposal with respect to Trimeris; and

•

against any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

In furtherance of the foregoing, pursuant to the Trimeris Stockholder Voting Agreements, each Key Trimeris Stockholder granted to Synageva an irrevocable proxy and irrevocably appointed Synageva and Mr. Patel and Mr. Boess, solely in their capacities as officers of Synageva, as their proxies to vote their respective Subject Trimeris Shares in accordance with the terms of the Trimeris Stockholder Voting Agreements.

The Key Trimeris Stockholders may vote their respective Subject Trimeris Shares on all other matters not referred to in the irrevocable proxy in any manner they deem appropriate, and the Synageva proxies may not exercise the proxy with respect to such other matters. The irrevocable proxy is binding upon the heirs and assigns of the Key Trimeris Stockholders, including any transferee of any of the Subject Trimeris Shares.

Transfer Restrictions on Shares Held by the Key Trimeris Stockholders

In addition to the agreement to vote and irrevocable proxy, the Key Trimeris Stockholders have agreed to certain transfer restrictions for the Subject Trimeris Shares. In particular, prior to the termination of the Trimeris Stockholder Voting Agreements, the Key Trimeris Stockholders may not:

•

sell, transfer, pledge, encumber, assign, make any short sale of, or enter into any hedging or similar transaction having the same economic effect as a sale, or otherwise dispose of its Subject Trimeris Shares or enter into any contract, option or other arrangement regarding the same;

•	grant any proxies or powers of attorney or enter into a voting agreement (other than the Trimeris Stockholder Voting Agreements) or other arrangement with respect to its Subject Trimeris Shares;

•

enter into, or deposit its Subject Trimeris Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by the Subject Trimeris Shares; or

•	commit or agree to take any of the foregoing actions.

The foregoing requirements will not prohibit any of the Key Trimeris Stockholders from transferring their Subject Trimeris Shares to (i) family members (either directly or via trusts established for their benefit) or upon the death of a Key Trimeris Stockholder, if such Key Trimeris Stockholder is an individual, (ii) to one or more partners or members or to an affiliated entity under common control, if such Key Trimeris Stockholder is a partnership or limited liability company, or (iii) to another holder of capital stock of Trimeris who has signed a Trimeris Stockholder Voting Agreement. Any transferees will be required to agree in writing to the terms of the applicable Trimeris Stockholder Voting Agreement.

Additional Covenants in the Trimeris Stockholder Voting Agreements

Pursuant to the Trimeris Stockholder Voting Agreements, each Key Trimeris Stockholder has agreed not to take any actions that Trimeris is prohibited from taking pursuant to the no solicitation restrictions contained in the Merger Agreement (see the section entitled “The Merger Agreement—No Solicitation”). Each Key Trimeris Stockholder further agreed not to exercise any appraisal rights or any dissenters’ rights that such stockholder may have or could potentially have in connection with the Merger or the Merger Agreement.

Termination of the Trimeris Stockholder Voting Agreements

The Trimeris Stockholder Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the written agreement of Synageva and a Key Trimeris Stockholder (with respect to such Key Trimeris Stockholder’s Trimeris Stockholder Voting Agreement), (iii) the completion of the Merger, and (iv) the date of any modification, waiver or amendment to the Merger Agreement to alter the Merger Consideration in a manner adverse to a Key Trimeris Stockholder without such Key Trimeris Stockholder’s consent (with respect to such Key Trimeris Stockholder’s Trimeris Stockholder Voting Agreement).

Synageva Stockholder Voting Agreements

Agreement to Vote and Irrevocable Proxy

Each of the Key Synageva Stockholders has agreed to vote all shares of Synageva stock owned now or in the future, whether beneficially or of record, by such Key Synageva Stockholder (the “Subject Synageva Shares”) at any meeting of the stockholders of Synageva, or at any adjournment thereof, and on every action by written consent taken by the stockholders of Synageva:

•	in favor of the approval of the Synageva Merger Proposal;

•	against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Synageva under the Merger Agreement;

•	against any Acquisition Proposal with respect to Synageva; and

•

against any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone, or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

In furtherance of the foregoing, pursuant to the Synageva Stockholder Voting Agreements, each Key Synageva Stockholder granted to Trimeris an irrevocable proxy and irrevocably appointed Trimeris and Dr. Mattingly and Mr. Thomas, solely in their capacities as executive officers of Trimeris, as their proxies to vote their respective Subject Synageva Shares in accordance with the terms of the Synageva Stockholder Voting Agreements.

The Key Synageva Stockholders may vote their respective Subject Synageva Shares on all other matters not referred to in the irrevocable proxy in any manner they deem appropriate, and the Trimeris proxies may not exercise the proxy with respect to such other matters. The irrevocable proxy is binding upon the heirs and assigns of the Key Synageva Stockholders, including any transferee of any of the Subject Synageva Shares.

Transfer Restrictions on Shares Held by the Key Synageva Stockholders

In addition to the agreement to vote and irrevocable proxy, the Key Synageva Stockholders have agreed to certain transfer restrictions for the Subject Synageva Shares. In particular, prior to the termination of the Synageva Stockholder Voting Agreements, the Key Synageva Stockholders may not:

•

sell, transfer, pledge, encumber, assign, make any short sale of, or enter into any hedging or similar transaction having the same economic effect as a sale, or otherwise dispose of its Subject Synageva Shares or enter into any contract option or other arrangement regarding the same;

•	grant any proxies or powers of attorney or enter into a voting agreement (other than the Synageva Stockholder Voting Agreements) or other arrangement with respect to its Subject Synageva Shares;

•

enter into, or deposit its Subject Synageva Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by the Subject Synageva Shares; or

•	commit or agree to take any of the foregoing actions.

The foregoing requirements will not prohibit any of the Key Synageva Stockholders from transferring their Subject Synageva Shares to (i) family members (either directly or via trusts established for their benefit) or upon the death of a Key Synageva Stockholder, if such Key Synageva Stockholder is an individual, (ii) to one or more partners or members or to an affiliated entity under common control, if such Key Synageva Stockholder is a partnership or limited liability company, or if the stockholder is a trust, to a beneficiary, or (iii) to another holder of capital stock of Synageva who has signed a Synageva Stockholder Voting Agreement. Any transferees will be required to agree in writing to the terms of the applicable Synageva Stockholder Voting Agreement.

Additional Covenants in the Synageva Stockholder Voting Agreements

Pursuant to the Synageva Stockholder Voting Agreements, each Key Synageva Stockholder has agreed not to take any actions that Synageva is prohibited from taking pursuant to the no solicitation restrictions contained in the Merger Agreement (see the section entitled “The Merger Agreement—No Solicitation”). Each Key Synageva Stockholder further agreed not to exercise any appraisal rights or any dissenters’ rights that such stockholder may have or could potentially have in connection with the Merger or the Merger Agreement. In addition, each Key Synageva Stockholder has agreed to terminate (i) that certain Note Purchase Agreement by and between Synageva and the investors listed on Schedule 1.1 thereto, dated as of March 15, 2011, (ii) certain provisions of the Information and Registration Rights Agreement by and between Synageva and the investors listed on the schedule thereto, dated as of April 1, 2009, as amended September 25, 2009 and March 15, 2011, (iii) that certain Amended and Restated Stockholders’ Agreement by and between Synageva and the investors listed on Exhibit A thereto, dated as of April 1, 2009, as amended, and (iv) that certain Right of First Refusal and Co-Sale Agreement by and between Synageva and the investors and common holders listed on Exhibits A and B, respectively, thereto, dated March 25, 2010.

Termination of the Synageva Stockholder Voting Agreements

The Synageva Stockholder Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the written agreement of Trimeris and a Key Synageva Stockholder (with respect to such Key Synageva Stockholder’s Synageva Stockholder Voting Agreement), (iii) the completion of the Merger, and (iv) the date of any modification, waiver or amendment to the Merger Agreement to alter the Merger Consideration in a manner adverse to a Key Synageva Stockholder without such Key Synageva Stockholder’s consent (with respect to such Key Synageva Stockholder’s Synageva Stockholder Voting Agreement).

INFORMATION ABOUT THE COMPANIES

Trimeris, Inc.

Trimeris is a biopharmaceutical company that pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate, and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like HIV, Trimeris’ first and only commercial product, FUZEON (whose generic name is enfuvirtide, originally known as T-20), offers a novel mechanism of action to treat and potentially prevent the transmission of HIV.

FUZEON is Trimeris’ first-generation HIV fusion inhibitor, developed in collaboration with Roche, and is Trimeris’ only marketed product. FUZEON, which is administered by subcutaneous injection, has been shown to inhibit HIV viral fusion with host cells by blocking the conformational rearrangement of an HIV protein called gp41. The FDA approved the use of FUZEON in combination with other anti-HIV drugs for the treatment of HIV-1 infection in treatment-experienced patients with evidence of HIV-1 replication despite ongoing anti-HIV therapy. The standard approach to treating HIV infection has been to lower viral loads by using a combination of drugs. There are approximately 32 FDA-approved drugs for the treatment of HIV. Following the receipt of accelerated approval from the FDA, commercial sales of FUZEON began in March 2003. Full approval of FUZEON was granted by the FDA in October 2004. Trimeris currently relies solely on Roche for the manufacturing, sales, marketing, and distribution of FUZEON. Roche also filed an application for European marketing approval of FUZEON in September 2002 and was granted marketing approval under exceptional circumstances by the EMA in May 2003. FUZEON is widely available through retail and specialty pharmacies across the U.S. and Canada and in over 55 other countries around the world, including all of the major countries in Europe.

On May 25, 2011, Trimeris entered into the Roche License Agreement, effective as of January 1, 2011, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Trimeris receives royalty payments equal to 16% of worldwide net sales of FUZEON occurring from and after January 1, 2011. The Roche License Agreement superseded and replaced all prior agreements between Trimeris and Roche (as more fully discussed below in the section entitled “Trimeris’ Business—Overview” beginning on page 153). Under the prior agreements between Trimeris and Roche, Roche had an exclusive license to manufacture and sell FUZEON worldwide, Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada, and Trimeris received royalties from Roche on net sales of FUZEON outside of the U.S. and Canada.

In late 2007, Trimeris shifted its corporate strategy to maximizing cash flows from FUZEON, advancing its only remaining drug candidate, TRI-1144, to a value-creating milestone if possible, and exploring strategic alternatives for Trimeris. As a result of this shift in strategic emphasis, Trimeris has not staffed a research and development function since late 2008. In addition, Trimeris currently has no manufacturing, sales, marketing, or distribution capability, and has only three employees.

Trimeris is headquartered in Durham, North Carolina and was incorporated in Delaware in 1993. Trimeris’ principal offices are located at 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713 and its telephone number is (919) 806-4682. Trimeris’ principal website is www.trimeris.com. Trimeris common stock is listed on the NASDAQ Global Market and trades under the symbol “TRMS”. For a more complete discussion of Trimeris’ business and operating results, see the sections entitled “Trimeris’ Business” and “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 153 and 164, respectively.

Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical needs. Synageva’s management team is experienced in the development and commercialization of drugs for diseases with small patient populations including clinical and translational research, working with payors to establish reimbursement, and designing and building commercial organizations to reach highly specialized physicians to facilitate patient identification. The rare disease field has small patient populations and a close community of experts. Members of the Synageva management team have long-standing relationships with many of these experts based on prior leadership roles on most of the novel protein therapeutics marketed for ultra-rare diseases, including Cerezyme®, Myozyme®, Fabrazyme®, Aldurazyme®, and Soliris®. Based on these relationships, these experts are working with Synageva on clinical development initiatives to advance SBC-102 and its other pipeline programs, which are a prerequisite to commercial success.

Product development in the rare disease space has several potential advantages over other areas of pharmaceutical development. Often rare diseases have no or very limited therapeutic alternatives and thus represent significant unmet medical need. Many rare diseases are a result of specific genetic mutations that impact the expression or function of a specific protein. As a result, animal models of these diseases are very relevant, and the translation of a product’s effects in animal models to effects in human patients has been very high. In addition, the genetic basis of many of these rare disorders can aid in a definitive diagnosis through the identification of specific mutations in human patients, and the care of these patients is usually handled by a small number of specialized physicians. The rapidly evolving field of human genetics and DNA sequencing technology is expected to further facilitate efforts to identify patients in the future. All of these factors can help provide comfort to regulatory agencies, and thus clinical development timelines for rare diseases are often significantly shorter and less expensive than for other more common diseases.

One factor that has been a significant limitation to the development of treatments for some of these rare diseases has been the ability to manufacture and supply proteins with the necessary post-translational modifications required for their uptake in appropriate cells to correct the protein deficiency using existing conventional protein manufacturing systems. Synageva believes that its proprietary protein production platform has the ability to address some of these difficulties and potentially provides a unique opportunity for Synageva in the rare disease space.

SBC-102, recombinant human LAL, is Synageva’s most advanced program in the rare disease space. Synageva believes that this lead program will offer patients and health care practitioners a unique therapy to treat LAL Deficiency, which is a rare, devastating genetic disease that causes significant morbidity and mortality. There are currently no approved treatments for LAL Deficiency. LAL Deficiency is an autosomal recessive lysosomal storage disorder that is caused by a marked decrease or almost complete absence of the LAL enzyme. Although a single disease, LAL Deficiency presents as a clinical continuum with two major phenotypes, early onset LAL Deficiency, frequently referred to as Wolman Disease, and late onset LAL Deficiency, frequently referred to as Cholesteryl Ester Storage Disease (“CESD”). The marked reduction of LAL activity in patients with LAL Deficiency leads to the accumulation of lipids in various tissues and cell types. This leads to a range of abnormalities, including enlargement of the liver and spleen, severe liver dysfunction, liver fibrosis, cirrhosis, and ultimately hepatic failure, as well as severe malabsorption. Early onset LAL Deficiency is characterized by malabsorption, significant growth failure, and hepatic failure and is usually fatal within the first year of life. In late onset LAL Deficiency, liver involvement and type II hyperlipidemia (high cholesterol and triglycerides) dominate the clinical picture. Sandro Muntoni, an Italian physician who performed a genotyping study (the “Muntoni Study”) in Western Europe (published in 2007 in Arteriosclerosis, Thrombosis, and Vascular Biology), concluded that approximately 25 individuals per million lives are affected by the genetic abnormalities associated with LAL Deficiency. This incidence rate is comparable to Gaucher Disease, Fabry Disease and Pompe Disease, which are also lysosomal storage disorders. In addition, a research article by Livia Pisciotta, et al., published in Mol Genetic Metab in 2009 (the “Pisciotta Article”) affirms that cases of late onset LAL Deficiency with at least one copy of a common genetic mutation that is associated with the majority of published cases of late onset LAL Deficiency have been reported from a number of different countries.

As a therapeutic approach, the medical value and long-term safety of enzyme replacement therapy established initially for Gaucher Disease has now been demonstrated for other lysosomal storage disorders, including Pompe and Fabry diseases and Mucopolysaccharidosis (“MPS”) I, II, and VI. In addition, it is generally accepted that preclinical proof of concept in the relevant genetic model for enzyme replacement therapies for lysosomal storage disorders is highly predictive of clinical effectiveness. Published examples of preclinical efficacy data in an animal model of a lysosomal storage disorder predicting clinical efficacy for products that have been subsequently approved include articles by Schull, et al., in Medical Sciences in 1994 regarding Aldurazyme (the “Schull Article”), Byers, et al., in Pediatrics Research in 2000 regarding Naglazyme (the “Byers Article”), Kikuchi, et al., in The Journal of Clinical Investigation in 1998 regarding Myozyme (the “Kikuchi Article”), and Ioannou, et al., in The American Journal of Human Genetics in 2001 regarding Fabrazyme (the “Ioannou Article”). In a rat model of LAL Deficiency that demonstrates many of the abnormalities of the human disease, including elevated liver enzymes, organomegaly, and growth failure leading to rapidly premature death, SBC-102 has demonstrated significant efficacy.

SBC-102 has been granted Orphan Drug Designations by the FDA and EMA and a Fast Track Designation by the FDA, and Synageva has received regulatory clearance in the U.S. and EU to conduct clinical trials in patients with LAL Deficiency. In February 2011, Synageva initiated Phase I/II clinical trials for SBC-102 and in May 2011 began enrolling patients into its Phase I/II studies to evaluate the safety and tolerability of SBC-102 in adult patients with liver dysfunction due to late onset LAL Deficiency and in children with growth failure due to early onset LAL Deficiency. SBC-102 is currently being dosed in humans as part of its global clinical development plan. Synageva also plans to initiate a global trial to evaluate the long-term safety and efficacy of SBC-102 in both adults and children with the late onset form of LAL Deficiency. Additionally, Synageva has initiated natural history studies in approximately 20 countries. These natural history studies will be used to investigate and characterize key aspects of the clinical course of LAL Deficiency, to inform the evaluation and care of affected patients and to provide a reference for pivotal studies of SBC-102 by identifying appropriate clinical endpoints.

In addition to the patients with LAL Deficiency enrolled in clinical trials, an infant with the disease has received treatment with SBC-102 on a compassionate use basis due to the life-threatening nature of the disease. Prior to the treatment, this infant exhibited the classic symptoms of Wolman Disease (early onset LAL Deficiency), including anemia, increasingly abnormal liver function tests and growth failure. The patient has so far received weekly infusions of SBC-102 for 4.5 months with no complications and continues to receive treatment with SBC-102. The infant is demonstrating substantial improvements in growth rate, liver function tests (reduction in serum transaminases), and other disease-related abnormalities. It is anticipated that this patient will be enrolled into an extension study as part of the clinical trial program.

In addition to SBC-102, Synageva is also progressing protein therapeutic programs for other rare diseases, which are at various stages of preclinical development. These include two enzyme replacement therapies for other lysosomal storage disorders and two programs for other rare life-threatening conditions. These protein therapeutic programs were selected based on scientific rationale, unmet medical need within the patient population, potential to substantially impact disease course, and strategic alignment with Synageva’s corporate and commercial efforts, including a potentially significant commercial opportunity. Synageva believes its other programs, SBC-103, 104, 105, and 106, have the potential, like SBC-102, to present patients and health care practitioners with effective therapies to treat the rare and devastating diseases targeted by these programs. Like LAL Deficiency, these diseases are characterized by significant morbidity and mortality, currently have high unmet medical needs and are conditions in which protein replacement treatment has the potential to have a meaningful impact on disease progression.

The most advanced of these additional programs is SBC-103, an enzyme replacement therapy for MPS IIIB, also known as Sanfilippo B syndrome (“MPS IIIB”). This enzyme is a recombinant form of human a-N-acetylglucosaminidase (“NAGLU”). There is currently no approved therapy available for MPS IIIB. Similar to LAL Deficiency, MPS IIIB is an autosomal recessive lysosomal storage disease that may affect as many as eight individuals per million lives. While initially appearing unaffected, children born with MPS IIIB usually present with a slowing of development and/or behavioral problems around two years of age, followed by progressive intellectual decline and immobility with complete dependency on care providers. The life-span of an affected child does not usually extend beyond late teens to early twenties. Preliminary characterization of the enzyme produced using Synageva’s production platform demonstrates favorable uptake properties compared to previously published attempts to produce this enzyme using standard cell culture based approaches.

Synageva’s business focus on products for rare diseases was established in 2008 with the appointment of Sanj K. Patel as President and Chief Executive Officer and his redirection of the company. This change represented a substantial shift in the business strategy of the original company, AviGenics, inc., which was founded in 1996 and was focused on the development of a novel protein manufacturing technology. Today, Synageva’s protein therapeutics are produced using this proprietary expression system based on over 15 years of research and clinical development. Synageva’s proprietary expression technology is highly capital efficient, thus allowing the rapid initiation and simultaneous advancement of multiple programs, enabling Synageva to cost-effectively perform initial investigations of programs in additional disease areas. The proprietary expression system has allowed Synageva to create the current pipeline of product candidates and provides the ongoing opportunity to renew and expand its portfolio with additional products at a rate that far outpaces what would be possible using existing protein expression technologies.

Tesla Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Trimeris and was incorporated in Delaware in June 2011 solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.

THE SPECIAL MEETING OF TRIMERIS STOCKHOLDERS

Date, Time and Place

The Trimeris special meeting will be held on             , 2011, at         , local time, at the offices of Paul Hastings LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Purpose of the Trimeris Special Meeting

The Trimeris special meeting will be held for the following purposes:

1.	To approve the Share Issuance Proposal;

2.	To approve the Reverse Stock Split Proposal;

3.	To approve the Authorized Shares Increase Proposal;

4.	To approve the Name Change Proposal;

5.	To approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals; and

6.	To conduct any other business as may properly come before the Trimeris special meeting or any adjournment or postponement thereof.

Trimeris Record Date; Shares Entitled to Vote

The Trimeris board of directors has fixed September 21, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Trimeris special meeting and any adjournment or postponement thereof. Only holders of record of shares of Trimeris common stock at the close of business on the record date are entitled to notice of, and to vote at, the Trimeris special meeting. At the close of business on the record date, Trimeris had outstanding and entitled to vote 22,399,649 shares of common stock.

The Trimeris common stock is the only class of securities entitled to vote at the Trimeris special meeting. Each share of Trimeris common stock outstanding on the Trimeris record date entitles the holder thereof to one vote on each matter properly brought before the Trimeris special meeting, exercisable in person or by proxy.

Quorum

In order to conduct the business described above at the Trimeris special meeting, Trimeris must have a quorum present. Stockholders who hold a majority of the Trimeris common stock outstanding as of the close of business on the record date for the Trimeris special meeting must be present either in person or by proxy in order to constitute a quorum to conduct business at the Trimeris special meeting. As of the Trimeris record date, there were 22,399,649 shares of Trimeris common stock outstanding and entitled to vote at the Trimeris special meeting. Accordingly, the presence, in person or by proxy, of the holders of 11,199,826 shares of Trimeris common stock will be required in order to establish a quorum.

Required Vote

The proposals being submitted for approval by the Trimeris stockholders at the Trimeris special meeting will be approved or rejected on the basis of certain specific voting thresholds. In particular:

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the approval of the Share Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting;

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the approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting;

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the approval of the Authorized Shares Increase Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting;

•

the approval of the Name Change Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting; and

•

the approval of the adjournment of the Trimeris special meeting, if necessary, to solicit proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals, requires the affirmative vote of the holders of a majority of the Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting.

Approval of the Share Issuance Proposal, the Reverse Stock Split Proposal, the Authorized Shares Increase Proposal, and the Name Change Proposal are required conditions to the completion of the Merger. If any of these proposals are not approved by the Trimeris stockholders, the Merger may not be completed.

Counting of Votes; Treatment of Abstentions and Incomplete Proxies

If a Trimeris stockholder fails to submit a proxy card and fails to vote at the Trimeris special meeting, such stockholder’s shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Trimeris special meeting, and will have no effect on the outcome of Trimeris Proposals No. 1 (Share Issuance Proposal) and No. 5 (adjournment to solicit additional proxies, if necessary). However, the failure to submit a proxy card or vote at the Trimeris special meeting will have the same effect as voting “AGAINST” Trimeris Proposals No. 2 (Reverse Stock Split Proposal), No. 3 (Authorized Shares Increase Proposal), and No. 4 (Name Change Proposal).

If a Trimeris stockholder submits a proxy card and affirmatively elects to abstain from voting, that proxy will be counted as present for the purpose of determining the presence of a quorum for the Trimeris special meeting, but will not be voted at the Trimeris special meeting. As a result, such abstention will have the same effect as voting “AGAINST” Trimeris Proposal Nos. 1, 2, 3, 4, and 5.

If a Trimeris stockholder submits a proxy card without indicating how such stockholder wishes to vote, the shares of Trimeris common stock represented by such proxy card will be counted as present for the purpose of determining the presence of a quorum for the Trimeris special meeting and all of such shares will be voted “FOR” Trimeris Proposal Nos. 1, 2, 3, 4, and 5.

Voting by Trimeris Directors and Executive Officers

In connection with the execution and delivery of the Merger Agreement, on June 13, 2011, the Key Trimeris Stockholders, including each director and executive officer of Trimeris, entered into the Trimeris Stockholder Voting Agreements pursuant to which each Key Trimeris Stockholder has agreed to vote their respective Subject Trimeris Shares in favor of the Trimeris Merger Proposals. The Subject Trimeris Shares represented approximately 15.8% of Trimeris common stock outstanding on the record date for the Trimeris special meeting.

Voting of Proxies by Registered Holders

Giving a proxy means that a Trimeris stockholder authorizes the persons named in the enclosed proxy card to vote the stockholder’s shares at the Trimeris special meeting in the manner such stockholder directs. If you are a registered Trimeris stockholder (that is, you hold your stock in your own name), you may vote in person at the

Trimeris special meeting or vote by completing and returning the enclosed proxy card. Whether or not you plan to attend the Trimeris special meeting, Trimeris urges you to vote by proxy to ensure that your vote is counted. You may still attend the Trimeris special meeting and vote in person even if you have already voted by proxy.

•	To vote in person, come to the Trimeris special meeting and Trimeris will give you a ballot when you arrive.

•

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If your signed proxy card is received before the Trimeris special meeting, your proxy will be voted as you direct.

Shares Held in Street Name

If your shares of Trimeris common stock are held in street name in a stock brokerage account or by another nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by your broker or other nominee. You may not vote shares of Trimeris common stock held in street name by returning a proxy card directly to Trimeris or by voting in person at the Trimeris special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

Brokers or other nominees who hold shares of Trimeris common stock in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals, even when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” are shares held by a broker or other nominee that are represented at the Trimeris special meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. Therefore, if you are a Trimeris stockholder and hold your shares in street name, you should instruct your broker or other nominee on how to vote your shares to ensure that your shares are voted with respect to each of the Trimeris Merger Proposals. “Broker non-votes” will be counted for purposes of determining whether a quorum exists at the Trimeris special meeting.

Revocability of Proxies and Changes to a Trimeris Stockholder’s Vote

If you are a Trimeris stockholder and wish to change your vote with respect to any proposal, you may do so by revoking your proxy at any time prior to the commencement of voting with respect to such proposal at the Trimeris special meeting by:

•	sending a written notice stating that you would like to revoke your proxy to Trimeris’ Corporate Secretary at Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713;

•	submitting new proxy instructions on a new proxy card with a later date; or

•	attending the Trimeris special meeting and voting in person (but note that your attendance alone will not revoke your proxy).

If you are a Trimeris stockholder of record, revocation of your proxy or voting instructions by written notice must be received by Trimeris’ Corporate Secretary by no later than the close of business on                     ,         , 2011, although you may also revoke your proxy by attending the Trimeris special meeting and voting in person. However, if your shares are held in street name by a broker or other nominee and you have instructed such broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those voting instructions.

Solicitation of Proxies

Trimeris and Synageva will bear their own cost and expense of preparing, assembling, printing, and mailing this joint proxy statement/prospectus, any amendments thereto, the proxy card, and any additional information furnished to the Trimeris stockholders and the Synageva stockholders, as the case may be. Trimeris will bear any fees paid to the SEC in connection with the filing of this joint proxy statement/prospectus and the related Registration Statement on Form S-4. Trimeris may also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their costs of soliciting and obtaining proxies from beneficial owners of Trimeris common stock, including the costs of reimbursing brokerage houses and other custodians, nominees, and fiduciaries for their costs of forwarding this joint proxy statement/prospectus and other solicitation materials to such beneficial owners. In addition, proxies may be solicited without extra compensation by directors, officers, and employees of each of Trimeris and Synageva by mail, telephone, fax, or other methods of communication. Trimeris has retained MacKenzie Partners to assist Trimeris in the solicitation of proxies from the Trimeris stockholders in connection with the Trimeris special meeting. MacKenzie Partners will receive a retainer of $30,000, which will be applied towards a final fee to be agreed upon by Trimeris and MacKenzie Partners as compensation for its services, plus reimbursement of out of pocket expenses. Trimeris has agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

Delivery of Proxy Materials to Households Where Two or More Trimeris Stockholders Reside

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single joint proxy statement/prospectus addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Trimeris special meeting, a number of brokers with account holders who are Trimeris stockholders will be householding Trimeris’ proxy materials. As a result, a single joint proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the applicable stockholders. Once a Trimeris stockholder receives notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until such stockholder revokes its consent. If, at any time, a Trimeris stockholder no longer wishes to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, such stockholder should notify its broker or contact Trimeris’ Corporate Secretary at Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713. Trimeris stockholders who currently receive multiple copies of this joint proxy statement/prospectus at their address and would like to request householding of their communications should contact their broker.

Attending the Trimeris Special Meeting

All Trimeris stockholders as of the Trimeris record date, or their duly appointed proxies, may attend the Trimeris special meeting. If you are a registered Trimeris stockholder (that is, if you hold your stock in your own name) and you wish to attend the Trimeris special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the Trimeris special meeting. You should also bring valid picture identification.

If your shares are held in street name in a stock brokerage account or by another nominee and you wish to attend the Trimeris special meeting, you need to bring a copy of a brokerage or bank statement to the Trimeris special meeting reflecting your stock ownership as of the Trimeris record date. You should also bring valid picture identification.

TRIMERIS PROPOSALS

Trimeris Proposal No. 1: Approval of the Issuance of Trimeris Common Stock in Connection with the Merger

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of Synageva capital stock, each then-outstanding share of Synageva capital stock will be automatically converted into the right to receive a number of shares of Trimeris common stock equal to the Exchange Ratio, as such ratio is calculated pursuant to the formula set forth in the Merger Agreement (see the section entitled “The Merger Agreement—Merger Consideration”). As a result, upon completion of the Merger, Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis (without taking into account shares of Trimeris common stock held by Synageva stockholders prior to the completion of the Merger). The Exchange Ratio is based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis immediately prior to the completion of the Merger, and will not be determined until that time. Accordingly, any changes in the number of shares of outstanding capital stock of either Trimeris or Synageva, as a result of option grants, option expirations, or otherwise, prior to the completion of the Merger would result in a corresponding change to the Exchange Ratio.

The Merger will have no effect on the number of shares of Trimeris common stock held by current Trimeris stockholders as of immediately prior to the completion of the Merger (subject to any changes in outstanding shares of Trimeris common stock as a result of the proposed reverse stock split described in the Reverse Stock Split Proposal below). However, it is expected that upon completion of the Merger, such shares will represent an aggregate of approximately 25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis (without taking into account shares of Trimeris common stock held by Synageva stockholders prior to the completion of the Merger). For example, if you are a Trimeris stockholder and hold 5% of the outstanding shares of Trimeris common stock calculated on a fully diluted basis immediately prior to the completion of the Merger and do not also hold shares of Synageva capital stock, then upon completion of the Merger you will hold an aggregate of approximately 1.25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the Merger.

Under NASDAQ Marketplace Rules, a company listed on NASDAQ is required to obtain stockholder approval prior to the issuance of common stock or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of the issuing company’s common stock outstanding before such issuance in connection with such proposed acquisition.

The aggregate number of shares of Trimeris common stock to be issued in connection with the Merger will exceed 20% of the shares of Trimeris common stock outstanding before such issuance. For this reason, Trimeris must obtain the approval of the Trimeris stockholders, in accordance with the NASDAQ Marketplace Rules, for the issuance of shares of Trimeris common stock to Synageva stockholders in connection with the Merger. Accordingly, Trimeris is asking its stockholders to approve the issuance of Trimeris common stock in connection with the Merger.

Required Vote; Recommendation of the Trimeris Board of Directors

Approval of this Share Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. A failure to submit a proxy card or vote at the Trimeris special meeting will result in your shares not being counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Trimeris special meeting, and will have no effect on the outcome of this Share

Issuance Proposal. However, for purposes of the vote on this Share Issuance Proposal, an abstention will be counted as present for the purpose of determining a quorum, but will have the same effect as voting “AGAINST” this Share Issuance Proposal, and a “broker non-vote” will have no effect on the outcome of this Share Issuance Proposal.

THE TRIMERIS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE

ISSUANCE PROPOSAL.

Trimeris Proposal No. 2: Approval of an Amendment to Trimeris’ Fifth Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split of Trimeris Common Stock

Overview

The Trimeris board of directors has unanimously approved a proposal to amend the Trimeris Certificate to effect a reverse stock split of the issued and outstanding shares of Trimeris common stock at a reverse stock split ratio ranging from one-for-two to one-for-eight, with the exact ratio to be determined by Synageva prior to the completion of the Merger. The Trimeris board of directors has recommended that this proposal be presented to the Trimeris stockholders for approval. The text of the form of proposed amendment to the Trimeris Certificate to effect a reverse stock split of the issued and outstanding shares of Trimeris common stock is attached to this joint proxy statement/prospectus as Annex F.

The proposed amendment to the Trimeris Certificate will effect a reverse stock split of the issued and outstanding shares of Trimeris common stock within the range of one-for-two to one-for-eight, with the exact number within such range to be determined by Synageva prior to the completion of the Merger. The Trimeris board of directors believes that stockholder approval of an amendment granting this discretion, rather than approval of a specified ratio, provides the appropriate flexibility to react to then-current market conditions and, therefore, is in the best interests of Trimeris and its stockholders.

By approving this amendment, Trimeris stockholders will (i) approve a series of amendments to the Trimeris Certificate pursuant to which any whole number of outstanding shares of Trimeris common stock between and including two and eight will be combined into one share of Trimeris common stock and (ii) authorize the Trimeris board of directors to (a) file only one such amendment, as determined immediately prior to the completion of the Merger in the manner described herein and (b) abandon each amendment not selected. In addition, Trimeris may elect not to undertake a reverse stock split.

If, following approval by the Trimeris stockholders, it is determined that an amendment to the Trimeris Certificate to effect a reverse stock split is in the best interests of Trimeris and its stockholders, the reverse stock split will become effective upon filing one such amendment with the Secretary of State of the State of Delaware. Such amendment will contain the number of shares within the range set forth in this Reverse Stock Split Proposal to be combined into one share of Trimeris common stock.

If, following approval by the Trimeris stockholders, a reverse stock split is undertaken, the number of issued and outstanding shares of Trimeris common stock will be reduced in accordance with a reverse stock split ratio determined immediately prior to the completion of the Merger within the range set forth in this Reverse Stock Split Proposal. Except for adjustments that may result from the treatment of fractional shares, as described below, each stockholder will hold the same percentage of Trimeris common stock outstanding immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split and immediately prior to the completion of the Merger. The par value of Trimeris common stock will remain unchanged at $0.001 per share.

Reasons for the Reverse Stock Split

The Trimeris board of directors approved the proposal authorizing the reverse stock split because it believes that a reverse stock split may allow the combined company to become listed on the NASDAQ Global Market, which listing is a condition to the completion of the Merger, and the Trimeris board of directors also believes that the increased market price of Trimeris common stock expected to result from the implementation of a reverse stock split will improve the marketability and liquidity of Trimeris common stock.

NASDAQ Requirements for Listing on the NASDAQ Global Market

Trimeris common stock is currently quoted on the NASDAQ Global Market. According to applicable NASDAQ Marketplace Rules, in a transaction constituting a “reverse merger” in which an issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing, the issuer must apply for initial inclusion on the applicable NASDAQ market.

The Merger Agreement requires that Trimeris use its reasonable best efforts to cause the shares of Trimeris common stock to be approved, at or prior to the completion of the Merger, for listing (subject only to notice of issuance) on the NASDAQ Global Market at and following the completion of the Merger, and the listing of the shares of Trimeris common stock issuable pursuant to the Merger Agreement is a condition to Synageva’s obligation to complete the Merger.

The listing standards of the NASDAQ Global Market require, among other things, a $4.00 per share minimum bid upon completion of the Merger. As of the date of the mailing of this joint proxy statement/prospectus, Trimeris has filed an initial listing application for the NASDAQ Global Market in connection with the Merger.

The Trimeris board of directors expects that a reverse stock split of Trimeris common stock will increase the market price of Trimeris common stock so that the combined company is able to achieve the initial listing requirements for the NASDAQ Global Market upon completion of the Merger and thereafter maintain compliance with the NASDAQ minimum bid price listing standard of $1.00 per share. In determining the exact ratio for the reverse stock split, Synageva intends to use a ratio from within the range of one-for-two to one-for-eight that would result in a per share price of greater than $4.00 per share following the reverse stock split. Notwithstanding the foregoing, there can be no assurance that the market price per share following the Merger and the reverse stock split will remain in excess of the minimum bid price for a sustained period of time. In addition, there can be no assurance that the Trimeris common stock, or the common stock of the combined company following the completion of the Merger, will not be delisted due to a failure to meet other continued listing requirements even if the market price per share of Trimeris common stock on a post-reverse-stock-split basis remains in excess of the minimum bid requirement.

Additionally, the Trimeris board of directors believes that a listing on the NASDAQ Global Market for the shares of common stock of the combined company may provide a broader market for the common stock of the combined company and facilitate the use of the common stock of the combined company in financing and other transactions.

Potential Increased Investor Interest

On September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, Trimeris common stock closed at $2.23 per share. An investment in Trimeris common stock may not appeal to brokerage firms that are reluctant to recommend lower-priced stocks to their clients. Investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks. Also, the Trimeris board of directors believes that most investment funds are reluctant to invest in lower-priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Trimeris common stock. There is no assurance that (i) the market price per share of Trimeris common stock following the reverse stock split will rise in proportion to the reduction in the number of shares of Trimeris common stock outstanding before the reverse stock split, (ii) the reverse stock split will result in a market price per share of Trimeris common stock that will attract brokers and investors who do not trade in lower-priced stocks, (iii) the reverse stock split will result in a market price per share of Trimeris common stock that will increase the ability of Trimeris to attract and retain employees, (iv) the market price per share of Trimeris common stock will either exceed or remain in excess of the $1.00 minimum bid price as required for continued listing on the NASDAQ Global Market, or (v) Trimeris will otherwise meet the listing requirements for the NASDAQ Global Market.

The market price per share of Trimeris common stock will also be based on the performance of Trimeris and other factors, some of which are unrelated to the number of shares of Trimeris common stock outstanding. If the reverse stock split is affected and the market price per share of Trimeris common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Trimeris may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Trimeris common stock could be adversely affected by the reduced number of shares of Trimeris common stock that will be outstanding following the reverse stock split.

Effects of the Reverse Stock Split

Following the effective date of the reverse stock split, each Trimeris stockholder will own a reduced number of shares of Trimeris common stock. However, the reverse stock split will affect all of the Trimeris stockholders uniformly and will not, in and of itself, affect any Trimeris stockholder’s percentage ownership interests in Trimeris, except to the extent that the reverse stock split results in any of the Trimeris stockholders owning a fractional share, as described below. Proportionate voting rights and other rights and preferences of the Trimeris stockholders will not be affected by the reverse stock split, in and of itself, except to the extent that the reverse stock split results in any of the Trimeris stockholders owning a fractional share, as described below. For example, a holder of 2% of the voting power of the outstanding shares of Trimeris common stock immediately prior to the reverse stock split will continue to hold 2% of the voting power of the outstanding shares of Trimeris common stock immediately following the reverse stock split and immediately prior to the completion of the Merger. The number of Trimeris stockholders of record will not be affected by the reverse stock split, except to the extent that any Trimeris stockholder holds only a fractional share following the reverse stock split and receives cash for such fractional share following the reverse stock split, as described below.

The amendment to the Trimeris Certificate to effect the reverse stock split, in and of itself, will not change the number of authorized shares of Trimeris common stock. As a result, one of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares of Trimeris common stock which are unissued relative to those which are issued. This effective increase will occur even if the proposal to amend the Trimeris Certificate to increase the authorized shares of Trimeris common stock up to 150,000,000 shares, as described in Trimeris Proposal No. 3 below, is not approved. This could result in Trimeris or the combined company having the ability to issue more shares without further stockholder approval. Neither Trimeris nor Synageva have any current plan, commitment, arrangement, understanding, or agreement, written or oral, to issue shares of Trimeris common stock, other than in connection with the Merger, to satisfy obligations under outstanding options to purchase shares of Trimeris common stock, and to satisfy obligations under outstanding options and warrants to purchase Synageva capital stock as such options and warrants are exercised (following the completion of the Merger), each of which will be assumed by Trimeris in connection with the Merger (as more fully described elsewhere in this joint proxy statement/prospectus).

The reverse stock split will reduce the number of shares of Trimeris common stock available for issuance under Trimeris’ equity incentive plans in proportion to the reverse stock split ratio selected within the range set forth in this proposal. Trimeris also has certain outstanding options to purchase Trimeris common stock. Under the terms of the outstanding Trimeris stock options, the reverse stock split will effect a reduction in the number of shares of Trimeris common stock issuable upon exercise of such outstanding stock options in proportion to the reverse stock split ratio and will effect a proportionate increase in the exercise price of such outstanding stock options. In connection with the reverse stock split, the number of shares of Trimeris common stock issuable upon exercise of outstanding Trimeris stock options will be rounded to the nearest whole share and no cash payment will be made in lieu of any fractional shares of Trimeris common stock that would otherwise be issuable pursuant to such options. The reverse stock split will not in and of itself change the value of a Trimeris stock option.

Trimeris common stock is currently registered under Section 12(b) of the Exchange Act, and Trimeris is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of Trimeris common stock under the Exchange Act. If the reverse stock split is implemented, and the combined company’s initial listing application with the NASDAQ Global Market is approved, Trimeris common stock will continue to be reported on the NASDAQ Global Market under the symbol “TRMS” (although NASDAQ will likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred). It is expected that following the Merger, the combined company will change its name to “Synageva BioPharma Corp.” and that its trading symbol will be changed. Synageva has reserved the ticker symbol “GEVA” for this purpose.

The following table provides estimates of the number of shares of Trimeris common stock authorized, issued and outstanding, reserved for issuance, and authorized but neither issued nor reserved for issuance at the following times:

•	prior to the reverse stock split and the completion of the Merger;

•	giving effect to a one-for-two reverse stock split but prior to the completion of the Merger; and

•	giving effect to a one-for-eight reverse stock split but prior to the completion of the Merger.

	Shares Authorized	Shares Issued and Outstanding(1)	Shares Reserved for Issuance(1)	Number of Shares Authorized but Neither Issued nor Reserved for Issuance(1)
Prior to the reverse stock split	60,000,000	22,399,649	2,749,635	34,850,716
Giving effect to a one-for-two reverse stock split	60,000,000	11,199,824	1,374,817	47,425,359
Giving effect to a one-for-eight reverse stock split	60,000,000	2,799,956	343,704	56,856,340

(1)	These estimates assume 22,399,649 shares of Trimeris common stock issued and outstanding as of immediately prior to the completion of the Merger, which was the number of shares of Trimeris common stock issued and outstanding as of June 13, 2011, the date of the Merger Agreement, and such estimates do not include the shares of Trimeris common stock issuable to Synageva stockholders in connection with the Merger.

Upon completion of the Merger, each share of Synageva capital stock will be converted into the right to receive a number of shares of Trimeris common stock equal to the Exchange Ratio. As of September 21, 2011, the last practicable date before the printing of this joint proxy statement/prospectus, 24,264,019 shares of Trimeris common stock were outstanding calculated on a fully diluted basis and 35,031,910 shares of Synageva capital stock were outstanding calculated on a fully diluted basis. Because the Exchange Ratio gives effect to the reverse stock split, if the Merger had been completed as of September 21, 2011, assuming a reverse stock split ratio of one-for-two, each share of Synageva capital stock would have converted into and been exchanged for the right to receive 1.039 shares of Trimeris common stock, which would have resulted in an aggregate issuance of 36,396,028 shares of Trimeris common stock calculated on a fully diluted basis. If the Merger had been completed as of September 21, 2011, assuming a reverse stock split ratio of one-for-eight, each share of Synageva capital stock would have converted into and been exchanged for the right to receive 0.260 shares of Trimeris common stock, which would have resulted in an aggregate issuance of 9,099,007 shares of Trimeris common stock calculated on a fully diluted basis.

Effective Date

The reverse stock split will become effective on the date of filing of the certificate of amendment to the Trimeris Certificate with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the effective date of the reverse stock split, shares of Trimeris common stock issued and outstanding immediately prior to such effective date will be combined and converted, automatically and without any action on the part of the Trimeris stockholders, into new shares of Trimeris common stock in accordance with the reverse stock split ratio determined immediately prior to the completion of the Merger within the range set forth in this Reverse Stock Split Proposal.

Payment for Fractional Shares

No fractional shares of Trimeris common stock will be issued as a result of the reverse stock split. Instead, Trimeris stockholders who otherwise would be entitled to receive fractional shares (after aggregating all fractional shares of Trimeris common stock issuable to each such holder), upon surrender to the exchange agent (as described below) of such certificates representing such fractional shares, will be entitled to receive cash in an amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share by the closing price of a share of Trimeris common stock on the NASDAQ Global Market on the date immediately preceding the effective date of the reverse stock split.

Exchange of Stock Certificates

As soon as practicable following the effective date of the reverse stock split, Trimeris stockholders will be notified that the reverse stock split has been effected. Trimeris’ transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-reverse stock split shares will be asked to surrender to the exchange agent certificates representing pre-reverse stock split shares in exchange for certificates representing post-reverse stock split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by the exchange agent. No new certificates will be issued to a Trimeris stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s), together with the properly completed and executed letter of transmittal to the exchange agent. Trimeris stockholders should not destroy any Trimeris stock certificates and should not submit any such certificates until requested to do so.

Accounting Consequences

The par value per share of Trimeris common stock will remain unchanged at $0.001 per share following the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on Trimeris’ balance sheet attributable to Trimeris common stock will be reduced proportionally, based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of Trimeris common stock outstanding. Trimeris does not anticipate that any other accounting consequences will arise as a result of the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the reverse stock split. This summary is based upon current provisions of the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change could alter the tax consequences to Trimeris or the Trimeris stockholders, as described in this summary. This summary is not binding on the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein. No ruling has been or will be requested from the IRS in connection with the reverse stock split.

This discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the reverse stock split. Moreover, this discussion does not address U.S. federal income tax consequences of the reverse stock split that may vary with individual circumstances. In addition, the discussion set forth below does not address any U.S. federal non-income tax or any state, local or foreign tax consequences of the reverse stock split and does not address the tax consequences of any transaction other than the reverse stock split.

The reverse stock split is expected to qualify as a “recapitalization” within the meaning of Section 368(a) of the Code. Assuming the reverse stock split so qualifies, the following consequences will result:

•	no gain or loss will be recognized by Trimeris as a result of the reverse stock split;

•

a Trimeris stockholder generally will recognize no gain or loss upon the receipt of Trimeris common stock in the reverse stock split, other than with respect to cash received in lieu of fractional shares of Trimeris common stock (as discussed above);

•

a Trimeris stockholder’s aggregate tax basis in the post-reverse stock split shares of Trimeris common stock received in the reverse stock split will be equal to the aggregate tax basis of the pre-reverse stock split shares of Trimeris common stock exchanged therefor, reduced by any amount allocable to a fractional share of Trimeris common stock for which cash is received;

•

a Trimeris stockholder’s holding period of the post-reverse stock split shares of Trimeris common stock received in the reverse stock split will include such stockholder’s holding period of the pre-reverse stock split shares exchanged therefor; and

•

a Trimeris stockholder who receives cash in lieu of fractional shares of Trimeris common stock in the reverse stock split generally will recognize capital gain equal to the difference, if any, between such stockholder’s basis in the fractional shares and the amount of cash received, but will not recognize any loss. Any such capital gain will be long-term capital gain if such stockholder’s holding period for the shares of Trimeris common stock exchanged in the reverse stock split is more than one year.

Trimeris stockholders are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the reverse stock split in light of their personal circumstances and the consequences of the reverse stock split under U.S. federal non-income tax laws and state, local, and foreign tax laws.

No Appraisal Rights

Under the DGCL, Trimeris stockholders are not entitled to appraisal rights with respect to the proposed amendment to the Trimeris Certificate to effect the reverse stock split and Trimeris will not independently provide the Trimeris stockholders with any such rights.

Required Vote; Recommendation of the Trimeris Board of Directors

The approval of this Reverse Stock Split Proposal will be necessary to enable the combined company to become listed on the NASDAQ Global Market upon completion of the Merger, if Trimeris’ stock price remains below $ 4.00 per share prior to the Merger.

Approval of this Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. For purposes of the vote on this Reverse Stock Split Proposal, an abstention, a “broker non-vote,” or a failure to submit a proxy card or vote at the Trimeris special meeting will have the same effect as voting “AGAINST” this Reverse Stock Split Proposal.

THE TRIMERIS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REVERSE

STOCK SPLIT PROPOSAL.

Trimeris Proposal No. 3: Approval of an Amendment to Trimeris’ Fifth Amended and Restated Certificate of Incorporation to Increase the Number of Shares of Common Stock Authorized for Issuance from 60,000,000 to up to a maximum of 150,000,000

Overview

The Trimeris board of directors has unanimously approved a proposal to amend the Trimeris Certificate to increase the authorized number of shares of Trimeris common stock from 60,000,000 shares to up to a maximum of 150,000,000 shares, with the exact number to be determined by Synageva prior to the completion of the Merger. The Trimeris board of directors believes that stockholder approval of an amendment granting the board this discretion, rather than approval of a specific number of shares, provides the appropriate flexibility to determine the appropriate number of authorized shares of Trimeris common stock based on the needs of the company and, therefore, is in the best interests of Trimeris and its stockholders. The Trimeris board of directors has recommended that this proposal be presented to the Trimeris stockholders for approval. The text of the form of proposed amendment to the Trimeris Certificate to increase the authorized shares of Trimeris common stock to up to a maximum of 150,000,000 shares is attached to this joint proxy statement/prospectus as Annex G.

Reasons for the Increase in Authorized Shares

Although at present, apart from the shares to be issued pursuant to the Merger, the Trimeris board of directors has no other plans to issue the additional shares of Trimeris common stock, it desires to have such shares available to provide additional flexibility to use Trimeris capital stock for business and financial purposes in the future. The additional shares may be used for various purposes without further stockholder approval. These purposes may include, among others:

•	raising capital;

•	providing equity incentives to employees, officers, and directors; and

•	establishing strategic relationships with other companies.

In determining the exact increase in the number of authorized shares of Trimeris common stock and in addition to consideration of the foregoing purposes for which such shares may be used, Synageva will also consider current market conditions, the number of shares authorized by similar development stage companies, and the number of shares available as a result of the reverse stock split discussed above under Proposal No. 2 above. The terms of the additional shares of Trimeris common stock will be identical to those of the currently outstanding shares of Trimeris common stock. Neither Trimeris nor Synageva have any current plan, commitment, arrangement, understanding, or agreement, written or oral, to issue shares of Trimeris common stock, other than in connection with the Merger, to satisfy obligations under outstanding options to purchase shares of Trimeris common stock, and to satisfy obligations under outstanding options and warrants to purchase Synageva capital stock as such options and warrants are exercised (following the completion of the Merger), each of which will be assumed by Trimeris in connection with the Merger.

By approving this amendment, the Trimeris stockholders will (i) approve a series of amendments to the Trimeris Certificate pursuant to which any whole number of shares of Trimeris common stock between 60,000,000 and up to 150,000,000 would be authorized for issuance and (ii) authorize the Trimeris board of directors to (a) file only one such amendment and (b) abandon each amendment not selected. In addition, Trimeris may elect not to undertake an increase in authorized shares of Trimeris common stock.

Required Vote; Recommendation of the Trimeris Board of Directors

The approval of this Authorized Shares Increase Proposal is necessary to enable Trimeris to issue the required number of shares of Trimeris common stock issuable to Synageva stockholders in connection with the Merger.

Approval of this Authorized Shares Increase Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. For purposes of the vote on this Authorized Shares Increase Proposal, an abstention, a “broker non-vote,” or a failure to submit a proxy card or vote at the Trimeris special meeting will have the same effect as voting “AGAINST” this Authorized Shares Increase Proposal.

THE TRIMERIS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZED SHARES INCREASE PROPOSAL.

Trimeris Proposal No. 4: Approval of Name Change

General

The Trimeris board of directors has unanimously approved a proposal to amend the Trimeris Certificate to change the name of the corporation from “Trimeris, Inc.” to “Synageva BioPharma Corp.” immediately following the completion of the Merger. The Trimeris board of directors has recommended that this proposal be presented to the Trimeris stockholders for approval. The text of the form of the proposed amendment to the Trimeris Certificate is attached to this joint proxy statement/prospectus as Annex H.

The primary reason for the corporate name change is that Trimeris’ senior management believes this will allow for recognition of the combined company’s business following the completion of the Merger. Trimeris’ senior management believes that the current name will no longer accurately reflect the business of the combined company and the mission of the combined company subsequent to the completion of the Merger.

Insofar as the proposed new corporate name will reflect the combined company’s business following the completion of the Merger, the proposed name change and the amendment to the Trimeris Certificate, even if approved by the Trimeris stockholders at the Trimeris special meeting, will only be filed with the office of the Secretary of State of the State of Delaware and, therefore become effective, if the Merger is completed.

Required Vote; Recommendation of the Trimeris Board of Directors

Approval of this Name Change Proposal requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock outstanding and entitled to vote on the matter either in person or by proxy at the Trimeris special meeting. For purposes of the vote on this Name Change Proposal, an abstention, a “broker non-vote,” or a failure to submit a proxy card or vote at the Trimeris special meeting will have the same effect as voting “AGAINST” this Name Change Proposal.

THE TRIMERIS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NAME

CHANGE PROPOSAL.

Trimeris Proposal No. 5: Approval of the Adjournment of the Trimeris Special Meeting, if Necessary, to Solicit Additional Proxies if There Are Not Sufficient Votes in Favor of the Trimeris Merger Proposals

Trimeris is asking its stockholders to vote on a proposal to approve the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals.

Required Vote; Recommendation of the Trimeris Board of Directors

Approval of the adjournment of the Trimeris special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Trimeris Merger Proposals requires the affirmative vote of the holders of a majority of the shares of Trimeris common stock present and entitled to vote either in person or by proxy at the Trimeris special meeting. A “broker non-vote” or a failure to submit a proxy card or vote at the

Trimeris special meeting will have no effect on the outcome of the vote for this Trimeris Proposal No. 5. For purposes of the vote on this Trimeris Proposal No. 5, an abstention will have the same effect as a vote “AGAINST” such proposal.

THE TRIMERIS BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT OF THE TRIMERIS SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE TRIMERIS MERGER PROPOSALS.

THE SPECIAL MEETING OF SYNAGEVA STOCKHOLDERS

General

The proxy is solicited on behalf of the Synageva board of directors for use at the Synageva special meeting to be held on             , 2011, at          local time, or at any adjournment or postponement thereof, for the purposes described below and in the accompanying Notice of Special Meeting of Stockholders. The Synageva special meeting will be held at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199. You are invited to attend the Synageva special meeting to vote on the proposals described in this joint proxy statement/prospectus, but you do not need to attend the Synageva special meeting to vote your shares. Instead, you may simply complete, sign and return the proxy card.

Matters Scheduled for a Vote at the Synageva Special Meeting

There are two matters scheduled for a vote at the Synageva special meeting:

1.	To consider and vote upon Synageva Proposal No. 1, the Synageva Merger Proposal.

2.	To consider and vote upon Synageva Proposal No. 2 to adjourn the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal.

Recommendations of the Synageva Board of Directors

The Synageva board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Synageva and its stockholders. The Synageva board of directors recommends that Synageva stockholders vote “FOR” Proposal No. 1, the Synageva Merger Proposal.

The Synageva board of directors has concluded that the proposal to adjourn the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal, is advisable to, and in the best interests of, Synageva and its stockholders and has approved and adopted such proposal. Accordingly, the Synageva board of directors recommends that Synageva stockholders vote “FOR” the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal.

Record Date and Principal Share Ownership

The Synageva board of directors has fixed September 23, 2011 as the record date for the determination of Synageva stockholders entitled to notice of, and to vote at, the Synageva special meeting and any adjournment or postponement thereof. Only holders of record of shares of Synageva common stock and Synageva preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the Synageva special meeting. Holders of Synageva preferred stock vote on an as-converted to Synageva common stock basis. At the close of business on the record date, Synageva had outstanding (i) 524,153 shares of common stock entitled to an aggregate of 524,153 votes at the Synageva special meeting, (ii) 245,637 shares of Series A-2 preferred stock entitled to an aggregate of 245,637 votes at the Synageva special meeting, (iii) 4,168,674 shares of Series B-2 preferred stock entitled to an aggregate of 4,168,674 votes at the Synageva special meeting, (iv) 3,583,040 shares of Series C-2 preferred stock entitled to an aggregate of 3,583,040 votes at the Synageva special meeting, and (v) 18,000,000 shares of Series D-2 preferred stock entitled to an aggregate of 22,999,987 votes at the Synageva special meeting.

Voting

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Synageva board of directors for use at the Synageva special meeting. For each matter scheduled for a vote at the Synageva special meeting, you may vote “For” or “Against” or you may “Abstain” from voting. The procedures for voting are set forth below.

If you are a Synageva stockholder of record, you may vote in person at the Synageva special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Synageva special meeting, Synageva urges you to vote by proxy to ensure that your vote is counted. You may still attend the Synageva special meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the Synageva special meeting and you will be given a ballot when you arrive.

•

To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Synageva before the Synageva special meeting, Synageva will vote your shares as you direct.

Counting Votes

All properly executed proxies that are not revoked will be voted at the Synageva special meeting and at any adjournment or postponement thereof in accordance with the instructions contained in the proxy. If a holder of Synageva common stock or Synageva preferred stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted “FOR” Synageva Proposal Nos. 1 and 2. If a holder of Synageva common stock or Synageva preferred stock submits a proxy card and affirmatively elects to abstain from voting, such proxy will be counted as present for the purpose of determining the presence of a quorum for the Synageva special meeting, but will not be voted at the Synageva special meeting. As a result, an abstention will have the same effect as voting “AGAINST” Synageva Proposal Nos. 1 and 2.

Voting by Synageva Directors and Executive Officers

In connection with the execution and delivery of the Merger Agreement, on June 13, 2011, certain Key Synageva Stockholders, including each director and executive officer of Synageva, entered into the Synageva Stockholder Voting Agreements pursuant to which each Key Synageva Stockholder has agreed, among other things, to vote their respective Subject Synageva Shares in favor of the Synageva Merger Proposal. As of September 23, 2011, the Key Synageva Stockholders own, whether beneficially or of record, shares of Synageva common stock and Synageva preferred stock representing approximately 88.3% of the total outstanding voting power of Synageva.

Revocability of Proxies

A Synageva stockholder who has submitted a proxy may revoke it at any time before it is voted at the Synageva special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation stating that the proxy is revoked with the Secretary of Synageva at 128 Spring Street, Suite 520, Lexington, Massachusetts 02421, or attending the Synageva special meeting and voting in person. Simply attending the Synageva special meeting will not, in and of itself, revoke your proxy. Your most current proxy card is the one that will be counted at the Synageva special meeting.

Quorum

A quorum of Synageva stockholders is necessary to hold a valid meeting. Holders of a majority of the outstanding shares of Synageva capital stock entitled to vote must be present in person or by proxy at the Synageva special meeting in order to have the quorum required to transact business. On the record date for the Synageva special meeting, there was an aggregate of 26,521,054 shares of Synageva common stock and Synageva preferred stock outstanding and entitled to vote. Thus, the holders of 13,260,753 shares of Synageva capital stock must be present in person or by proxy to have a quorum. If the shares of Synageva capital stock present in person or by proxy at the Synageva special meeting do not constitute the required quorum, Synageva may adjourn or postpone the Synageva special meeting to a later date in order to obtain a quorum.

Required Vote

The affirmative vote of the holders of (i) a majority of voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case outstanding as of the record date, is required for approval of the Synageva Merger Proposal. The affirmative vote of the holders of a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, present and entitled to vote either in person or by proxy at the Synageva special meeting is required for approval of Synageva Proposal No. 2.

Solicitation of Proxies

Trimeris and Synageva will bear their own cost and expense of preparing, assembling, printing, and mailing this joint proxy statement/prospectus, and any amendments thereto, the proxy card, and any additional information furnished to the Trimeris stockholders and the Synageva stockholders, as the case may be, and Trimeris will bear any fees paid to the SEC in connection with the filing of this joint proxy statement/prospectus and the related Registration Statement on Form S-4. Proxies may be solicited without extra compensation by directors, officers, and employees of each of Synageva and Trimeris by mail, telephone, fax, or other methods of communication.

Other Matters

As of the date of this joint proxy statement/prospectus, the Synageva board of directors does not know of any business to be presented at the Synageva special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Synageva special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Synageva has not adopted a formal process related to stockholder communications with the Synageva board of directors. Nevertheless, every effort has been made to ensure that the views of Synageva stockholders are heard by the Synageva board of directors or individual directors, as applicable, and that appropriate responses are provided to such stockholders in a timely manner. Synageva stockholders may communicate with the Synageva board of directors by submitting a letter to the attention of the Chairman of the Board of Directors, c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.

SYNAGEVA PROPOSALS

Synageva Proposal No. 1: Adoption of the Merger Agreement and Approval of the Transactions Contemplated Thereby

Synageva is asking its stockholders to vote on the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger (referred to elsewhere in this joint proxy statement/prospectus as the “Synageva Merger Proposal”). For a detailed discussion of the terms and conditions of the Merger, see the section entitled “The Merger Agreement”. As discussed in the section entitled “The Merger—Recommendation of the Synageva Board of Directors and its Reasons for the Merger”, the Synageva board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Synageva and its stockholders, and has approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

Vote Required; Recommendation of Synageva Board of Directors

Approval of this Synageva Merger Proposal requires the affirmative vote of the holders of (i) a majority of voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, and (ii) at least 70% of the voting power of the Synageva preferred stock, voting together as a single class, in each case outstanding as of the record date. A failure to submit a proxy card or vote at the Synageva special meeting will result in your shares not being counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Synageva special meeting. For purposes of the vote on Synageva Proposal No. 1, an abstention, a failure to submit a proxy card, or a failure to vote at the Synageva special meeting will have the same effect as a vote “AGAINST” such proposal.

THE SYNAGEVA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SYNAGEVA STOCKHOLDERS VOTE “FOR” THE SYNAGEVA MERGER PROPOSAL.

Synageva Proposal No. 2: Approval of the Adjournment of the Synageva Special Meeting, if Necessary, to Solicit Additional Proxies if There Are Not Sufficient Votes in Favor of the Synageva Merger Proposal

Synageva is asking its stockholders to vote on a proposal to approve the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal. If necessary, Synageva may propose to adjourn the Synageva special meeting for a period of not more than 30 days for the purpose of soliciting additional proxies.

Vote Required; Recommendation of Synageva Board of Directors

Approval of the adjournment of the Synageva special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Synageva Merger Proposal requires the affirmative vote of the holders of a majority of the voting power of the Synageva common stock and Synageva preferred stock, voting together as a single class, present and entitled to vote either in person or by proxy at the Synageva special meeting. A failure to submit a proxy card or vote at the Synageva special meeting will have no effect on the outcome of the vote for Synageva Proposal No. 2. For purposes of the vote on Synageva Proposal No. 2, an abstention will have the same effect as a vote “AGAINST” such proposal.

THE SYNAGEVA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SYNAGEVA STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT OF THE SYNAGEVA SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE SYNAGEVA MERGER PROPOSAL.

TRIMERIS’ BUSINESS

Overview

Trimeris is a biopharmaceutical company that pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like HIV, Trimeris’ first and only commercial product, FUZEON (whose generic name is enfuvirtide, originally known as T-20) offers a novel mechanism of action to treat and potentially prevent the transmission of HIV.

FUZEON, which was developed in collaboration with Roche, is administered by subcutaneous injection and has been shown to inhibit HIV viral fusion with host cells by blocking the conformational rearrangement of an HIV protein called gp41. The FDA approved the use of FUZEON in combination with other anti-HIV drugs for the treatment of HIV-1 infection in treatment-experienced patients with evidence of HIV-1 replication despite ongoing anti-HIV therapy. Following the receipt of accelerated approval from the FDA, commercial sales of FUZEON began in March 2003. Full approval of FUZEON was granted by the FDA in October 2004. Roche also filed an application for European marketing approval of FUZEON in September 2002 and was granted marketing approval under exceptional circumstances by the EMA in May 2003.

On May 25, 2011, Trimeris and Roche entered into the Roche License Agreement, effective as of January 1, 2011, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Trimeris receives royalty payments equal to 16% of worldwide net sales of FUZEON occurring from and after January 1, 2011. Under the Roche License Agreement, Roche may deduct from its royalty payments to Trimeris 50% of any royalties paid to third parties which are reasonably required to allow Roche to sell FUZEON in a given country, including royalties paid to Novartis under the Settlement Agreement. To calculate the royalty revenue, a 5.5% distribution charge is deducted from Roche’s reported net sales, and Trimeris receives a 16% royalty on the adjusted net sales amount.

The Roche License Agreement superseded and replaced the prior Development and License Agreement, dated July 1, 1999, between Trimeris and Roche, as amended, regarding the development and marketing of FUZEON and certain other compounds (the “Prior Development and License Agreement”), and the prior Research Agreement, dated January 1, 2000, between Trimeris and Roche, as amended, regarding the discovery, development, and commercialization of certain additional fusion inhibitor peptides (the “Prior Research Agreement” and together with the Prior Development and License Agreement, the “Prior Roche Agreements”). The Prior Roche Agreements and Trimeris’ recent commercial results under those agreements are more fully discussed below under “Trimeris’ Business—Commercial Results under the Prior Roche Agreements” beginning on page 155.

Under the Prior Development and License Agreement, Roche had an exclusive license to manufacture and sell FUZEON worldwide, Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada, and Trimeris received royalties from Roche on net sales of FUZEON outside the U.S. and Canada.

Pursuant to the Roche License Agreement, Trimeris and Roche each released and discharged the other from any and all claims and disputes relating to the Prior Roche Agreements, including the previously disclosed dispute regarding the calculation of cost of goods sold, and Roche paid Trimeris $4.9 million in settlement of all such claims and disputes. Under the Roche License Agreement, cost of goods sold is no longer a component in the payment structure between Trimeris and Roche.

In late 2007, Trimeris shifted its corporate strategy to maximizing cash flows from FUZEON, advancing TRI-1144 to a value-creating milestone if possible, and exploring strategic alternatives for the company. As a result of this shift in strategic emphasis, Trimeris has not staffed a research and development function since late 2008.

In 2010, Trimeris further streamlined its operations by eliminating the position of General Counsel effective January 17, 2011. Trimeris director and former Audit Committee member, James Thomas, took over the position of Chief Financial Officer in November 2010.

In addition to completing the Merger, Trimeris is presently focused on collaborating with Roche to maintain the strength of the FUZEON franchise and maximize cash flows.

FUZEON

FUZEON is Trimeris’ first and only marketed product. The FDA has approved the use of FUZEON in combination with other anti-HIV drugs for the treatment of HIV-1 infection in treatment-experienced patients with evidence of HIV-1 replication despite ongoing anti-HIV therapy. The standard approach to treating HIV infection has been to lower viral loads by using a combination of drugs. There are approximately 32 FDA-approved drugs for the treatment of HIV. FUZEON is widely available through retail and specialty pharmacies across the U.S. and Canada and in over 55 other countries around the world, including all of the major countries in Europe.

Fusion Inhibition and FUZEON Mechanism of Action

Viruses utilize the intracellular machinery of a cell to make components that are necessary for viral replication. Viruses cause disease when their uncontrolled replication interferes with the basic function of the invaded cells. The attraction of a virus to the cell it infects is based upon a specific interaction between the receptors on the surface of the target cell and the virus.

Viral infection of cells occurs through a cyclical, multistep process, consisting of viral entry, intracellular replication, and release. Once the viral genetic material is inside the target cell, this material then directs the target cell to produce viral proteins and enzymes that are necessary to complete the replication cycle of the virus. When viral replication is completed, newly formed viruses are released from the cell. These newly formed viruses spread by infecting new cells. The cycle is repeated when the replicated viruses infect the new cells.

Currently marketed antiviral therapies typically target specific enzymes that viruses use to replicate. Other compounds focus on the entry of the viruses into target cells. Trimeris has pioneered the discovery and development of a new class of anti-HIV compounds, called fusion inhibitors, that prevent one of the crucial steps in viral entry from occurring by blocking the conformational rearrangement of HIV required to allow HIV to fuse to and enter a host cell.

FUZEON is a 36-amino acid synthetic peptide that binds to a key region of an HIV surface protein called gp41. FUZEON blocks HIV viral fusion by interfering with certain structural rearrangements within gp41 that are required for HIV to fuse to and enter a host cell.

In the HIV infection process, the gp120 surface protein is stripped away from the virus after gp120 binds to host cell receptors. Two specific regions in the gp41 protein are thus freed and can bind to one another and cause the viral membrane to fuse with the host cell membrane. If FUZEON is present in the bloodstream, it binds tightly to one of these regions within the gp41 protein and blocks the structural rearrangement necessary for the virus to fuse with the host cell. Since the virus cannot fuse with the host cell, it cannot penetrate and release its genetic material into the cell. As a result, HIV infection of the host cell is inhibited and HIV replication within that cell is prevented.

Roche License Agreement

On May 25, 2011, Trimeris entered into the Roche License Agreement, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Trimeris receives royalty payments equal to 16% of worldwide net sales of FUZEON occurring from and after January 1, 2011. Roche may deduct from its royalty payments to Trimeris 50% of any royalties paid by Roche to third parties that are reasonably required to allow Roche to sell FUZEON in a given country, including royalties paid by Roche to Novartis under the Settlement Agreement (as defined below in the section entitled “Trimeris’ Business—Patents, Proprietary Technology, and Trade Secrets” beginning on page 157).

Roche may terminate the Roche License Agreement in its entirety, for a particular country or countries, or for a particular product or products in its sole discretion by providing prior written notice to Trimeris. The Roche License Agreement will effectively terminate upon expiration of the last relevant patent covering FUZEON, which is expected to occur in 2021. Roche is responsible for the manufacture, sales, marketing, and distribution of FUZEON.

Trimeris’ collaboration with Roche is a contractual one and is not a separate legal entity. Consequently, Trimeris has no investment in any collaboration entity. The Roche License Agreement will be reflected in Trimeris’ results of operations and financial statements beginning with the fiscal quarter ended June 30, 2011. The royalties contemplated by the Roche License Agreement will be recognized as revenue when sales of FUZEON are made by Roche.

Commercial Results under the Prior Roche Agreements

Under the Prior Development and License Agreement, Roche had an exclusive license to manufacture and sell FUZEON worldwide, Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada, and Trimeris received royalties from Roche on net sales of FUZEON outside the U.S. and Canada.

Under the Prior Research Agreement, Trimeris had agreed to pay Roche a royalty on future net sales of Trimeris’ lead next-generation HIV fusion inhibitor candidate, TRI-1144, up to a specified limit. TRI-1144 is not covered by the Roche License Agreement and Trimeris has the sole right to continue development of TRI-1144.

Under the Prior Development and License Agreement, Trimeris shared profits from the sale of FUZEON in the U.S. and Canada equally with Roche, which, following certain adjustments, were reported as collaboration income or loss in Trimeris’ statements of operations as a component of revenue for periods ending before June 30, 2011. Collaboration income or loss was calculated as follows: Total gross sales of FUZEON in the U.S. and Canada were reduced by any discounts, returns, or rebates, resulting in total net sales. Net sales were reduced by cost of goods sold, resulting in gross profit. Gross profit was reduced by selling, marketing, and other expenses related to the sale of FUZEON, resulting in operating income or loss. Trimeris’ share of the operating income or loss was then adjusted for certain expenses attributable only to Trimeris and reported as collaboration income as a component of revenue. For a more complete discussion of collaboration income or loss, see the section entitled “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies” beginning on page 180. Revenue was recognized when Roche shipped the drug and title and risk of loss passed to wholesalers.

Under the framework established by the Prior Development and License Agreement, for the year ended December 31, 2010, net sales of FUZEON in the U.S. and Canada totaled approximately $32 million compared to $39.1 million in 2009 and $64.2 million in 2008. During the three months ended March 31, 2011 and March 31, 2010, net sales of FUZEON in the U.S. and Canada were $6.7 million and $7.2 million, respectively. During the year ended December 31, 2010, the gross profit from the sale of FUZEON exceeded sales, marketing, and other expenses resulting in Trimeris’ share of operating income from the sale of FUZEON in the U.S. and Canada of $24.9 million compared to $6.8 million in 2009 and $8 million in 2008. During the three months ended March 31, 2011 and March 31, 2010, the gross profit from the sale of FUZEON exceeded the sales, marketing, and other expenses resulting in Trimeris’ share of operating profit from the sale of FUZEON in the U.S. and Canada of $1.3 million and $1.2 million, respectively. Collaboration income for 2010 included $18.7 million related to an agreement with Roche that relieved Trimeris of any obligation to repay deferred marketing expenses. For a more complete discussion of the Prior Development and License Agreement, see the

section entitled “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview of the Roche Relationship” beginning on page 165. Unit sales of FUZEON are expressed in terms of the number of kits shipped. Each kit represents a one-month supply of FUZEON for a patient. For the year ended December 31, 2010, Roche sold and shipped to wholesalers in the U.S. and Canada approximately 16,100 kits compared to 20,000 kits in 2009 and 36,000 kits in 2008. During the three months ended March 31, 2011 and March 31, 2010, Roche sold and shipped to wholesalers in the U.S. and Canada approximately 3,500 and 4,200 kits, respectively.

Under the Prior Development and License Agreement, Trimeris also received a royalty based on net sales of FUZEON, as recorded by Roche, outside the U.S. and Canada. These royalties were recognized as revenue when the sales of FUZEON were made by Roche. To calculate the royalty revenue, an 8% distribution charge was deducted from Roche’s reported net sales of FUZEON and Trimeris received a royalty on the adjusted net sales amount. For the year ended December 31, 2010, net sales of FUZEON outside the U.S. and Canada were $56.4 million, compared to $73.1 million in 2009 and $102.8 million in 2008. During the three months ended March 31, 2011 and March 31, 2010, net sales of FUZEON outside the U.S. and Canada were $5.2 million and $17.3 million, respectively.

In October 2010, Roche informed Trimeris that, in reliance on a clause in the Prior Development and License Agreement that permitted Roche to reduce its royalty payments to Trimeris if the cost of goods sold outside the U.S. and Canada exceeded a certain proportion of net sales of FUZEON outside the U.S. and Canada, Roche would reduce Trimeris’ royalty payment rate on net sales of FUZEON outside the U.S. and Canada from 12% (the amount previously paid) to 6%, with application retroactive to January 1, 2010. Roche’s imposition of this reduced royalty rate resulted in a reduction in Trimeris’ royalty revenue for the first six months of 2010 equal to $1.8 million, which was recognized in the third quarter of 2010. The Roche License Agreement described above resolved this dispute.

For a more complete discussion of accounting matters related to the Prior Development and License Agreement, see the section entitled “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Note 7—Roche Collaboration” in the Notes to Financial Statements of Trimeris, beginning on pages 164 and F-22, respectively.

Manufacturing

Roche manufactures the bulk drug substance of FUZEON at its facility in Boulder, Colorado and performs the fill-finish and all final product storage and packaging operations for FUZEON at its facility in Basel, Switzerland. Based on Roche’s progress and experience to date, Trimeris believes that Roche will continue to be able to produce a supply of FUZEON sufficient to meet anticipated demand. Raw materials and supplies required for the production of FUZEON are generally available from various suppliers in quantities adequate to meet Trimeris’ needs. Roche is subject to continuing inspection by the FDA or comparable agencies in other jurisdictions. Any delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of Trimeris products, including as a result of a failure of Roche’s facilities to pass any regulatory agency inspection, could significantly impair the ability to sell FUZEON. Roche’s manufacturing facilities operate under multiple licenses from the FDA, regulatory authorities in the EU and other regulatory authorities.

Sales, Marketing, and Distribution

Trimeris relies on Roche for the sales, marketing and distribution of FUZEON, in accordance with the marketing terms contained in the Roche License Agreement. If Roche fails to adequately market FUZEON, Trimeris does not have the ability under the Roche License Agreement to establish its own sales, marketing or distribution capabilities. If Roche terminates the Roche License Agreement and Trimeris is unable to reach agreement with one or more other marketing partners, Trimeris would be required to develop internal sales, marketing and distribution capabilities. Trimeris would likely not be able to establish cost-effective sales, marketing or distribution capabilities on its own and it may not be able to make arrangements with third parties to perform these activities on acceptable terms on a timely basis, if at all. This would have a material adverse effect on Trimeris’ business, financial condition, results of operations, and the market price of Trimeris common stock or, following the completion of the Merger, the common stock of the combined company.

The Roche License Agreement gives Roche control over all aspects of the commercialization of FUZEON, including:

•	market identification;

•	marketing methods;

•	pricing;

•	drug positioning;

•	composition and deployment of sales force; and

•	promotional effort and activities.

Any sales, marketing or distribution arrangements Trimeris establishes with other parties may give those parties similar control. Trimeris may not be able to control the amount or timing of resources that Roche or any third party may devote to FUZEON.

Given the demonstrated efficacy, durability and safety of FUZEON-based therapies in treatment experienced patients, Trimeris and Roche historically have focused much of their promotional efforts on the following three primary objectives: (i) expanding the adoption and initiation of therapy with FUZEON, (ii) enhancing retention of patients on therapy, and (iii) ensuring full access for individuals that have been prescribed FUZEON. Roche has informed Trimeris that it is committed to ensuring the continued availability of FUZEON; however, in light of FUZEON’s diminished sales and limited role in salvage therapy treatment regimens, Roche ceased fielding a FUZEON sales force in June 2010 and Trimeris has agreed with Roche that there will be fewer commercial initiatives directed towards expanding access.

Patents, Proprietary Technology, and Trade Secrets

Trimeris’ success depends, in part, on its ability, and the ability of its collaborators or licensors, to obtain protection for Trimeris’ products and technologies under U.S. and foreign patent laws, to preserve Trimeris’ trade secrets and to operate without infringing the proprietary rights of third parties.

Trimeris owns or has exclusive licenses to 41 issued U.S. patents, numerous pending U.S. patent applications, and certain corresponding foreign patents and patent applications. Trimeris’ U.S. patents issued to date are currently set to expire between 2012 and 2031. Trimeris’ U.S. patents for FUZEON are currently set to expire between 2014 and 2021.

Trimeris also relies on trade secrets, know-how and other proprietary information, which Trimeris seeks to protect, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. These agreements may not provide adequate protection for Trimeris’ trade secrets, know-how or other proprietary information in the event of any unauthorized disclosure. Trimeris’ current and former employees, consultants or advisors could disclose Trimeris’ trade secrets or proprietary information to competitors, which would be detrimental to Trimeris.

Trimeris has an exclusive, worldwide, royalty-bearing license from the New York Blood Center (the “NYBC”) under certain U.S. and foreign patents and patent applications relating to certain HIV peptides. Under this license, Trimeris is required to pay the NYBC a royalty in an amount equal to 0.5% of net sales (as defined in the license agreement) of FUZEON sold by Trimeris or any sublicensee in any calendar year, until such time as $100 million of net sales is attained; after which Trimeris will pay the NYBC a royalty in an amount equal to 0.25% of net sales of FUZEON sold by Trimeris or any sublicensee in any calendar year in any country (as defined in the license agreement) where the NYBC has a pending, or issued, unexpired and valid claim contained in the licensed patents. Trimeris’ obligation to pay royalties to the NYBC under this license ends on August 22, 2012. Trimeris recognized expense of approximately $190,000, $284,000, and $523,000 during 2010, 2009, and 2008, respectively, for royalty payments due to the NYBC related to the sales of FUZEON. During the six months ended June 30, 2011 and June 30, 2010, Trimeris expended approximately $41,000 and $107,000, respectively, for royalty payments due to the NYBC related to the sales of FUZEON.

On September 23, 2010, Trimeris and Roche entered into the Settlement Agreement with Novartis settling a lawsuit filed by Novartis against Trimeris, as well as Roche and certain of its affiliated entities, alleging infringement of the ‘271 Patent, entitled “Antigenic Composition Comprising an HIV gag or env Polypeptide”. On September 28, 2010, the lawsuit was dismissed with prejudice from the Eastern District of North Carolina.

Under the terms of the Settlement Agreement, Trimeris’ collaboration with Roche will continue to sell FUZEON under a license from Novartis to the ‘271 Patent. In exchange for the grant of this license, Trimeris agreed to pay, together with Roche, royalties to Novartis on net sales of FUZEON of 1.5% on sales occurring in the U.S. and Canada in a calendar year, and 1% on sales outside of the U.S. and Canada in a calendar year. The royalty rate increases to 3% in the U.S. and Canada and 1.5% in the rest of the world on any portion of FUZEON sales in excess of $50 million in the relevant region in a calendar year. Trimeris will share responsibility for payment of these royalties equally with Roche.

In addition, pursuant to the terms of the Settlement Agreement, Trimeris made payments to Novartis for its share of royalties beginning in the fourth quarter of 2007 through the third quarter of 2010 in the aggregate amount of approximately $2.7 million ($1.5 million has been recorded as a reduction to royalty revenue and $1.2 million has been recorded as a reduction to collaboration income). Pursuant to the terms of the Settlement Agreement and immediately following execution of the Settlement Agreement, Trimeris made a payment to Novartis in the amount of approximately $2.5 million representing its 50% share of back royalties on sales of FUZEON through March 31, 2010. Trimeris’ share of the payments to Novartis for the six months ended June 30, 2011 was approximately $158,600.

Competition

Trimeris is engaged in a segment of the biopharmaceutical industry, the treatment of HIV, that is intensely competitive and changes rapidly. FUZEON competes with numerous existing therapies. For example, there are approximately 32 different drugs that are currently approved in the U.S. for the treatment of HIV. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target HIV. Some companies, including several multi-national pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies. Trimeris believes that a number of drugs are currently under development and will become available in the future for the treatment of HIV.

FUZEON is delivered via twice daily subcutaneous injections, each delivering 90 mg of FUZEON. The other approved anti-HIV drugs are delivered orally at various dosing intervals. Trimeris believes that this delivery method is one factor that may limit FUZEON’s adoption as compared to other competing drugs. In addition, the wholesale acquisition cost of FUZEON is approximately $32,200 for one year of therapy. This price is significantly higher than any of the other approved anti-HIV drugs. FUZEON’s price relative to other approved anti-HIV drugs may also limit patient demand.

The standard of care for the treatment of HIV is to administer a regimen that combines drugs from each of the different classes of anti-HIV drugs. In the event drug candidates are approved that are effective against an HIV virus that has become resistant to currently approved drugs, Trimeris believes that using these drugs in combination with FUZEON may provide patients with additional treatment options that do not currently exist. These drugs may be either competitive with FUZEON, or synergistic with FUZEON, or in some circumstances, both.

Existing products or new products for the treatment of HIV developed by Trimeris’ competitors may be more effective, less expensive, or gain wider acceptance by patients and physicians than FUZEON or any other products eventually commercialized by Trimeris.

Many of Trimeris’ competitors have significantly greater financial, technical and human resources than Trimeris has and may be better able to develop, manufacture, sell, market and distribute products. Many of these competitors have products that have been approved or are in late-stage development. These competitors also operate large, well-funded research and development programs. In addition, smaller companies may prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the commercial value of their inventions for the treatment of HIV and are more actively seeking to commercialize the technology they have developed.

Research

Through 2007, Trimeris conducted research and development activities both internally and with Trimeris’ collaborative partners. Trimeris’ research efforts focused primarily on treating viral diseases by identifying novel mechanisms for blocking viral entry. Trimeris has not staffed a research and development function since Trimeris completed the TRI-1144 Phase I clinical trial (described below under “Trimeris’ Business—TRI-1144”) in 2008 and does not plan to conduct future research and development activities.

FUZEON Regulatory Approval and Clinical Trials

In October 2004, the FDA granted full approval for FUZEON. The FDA had previously granted accelerated approval for FUZEON on the basis of 24-week data in March 2003. In June 2004, the EMA granted full approval to Roche to market FUZEON in the EU. Outside of the U.S., Roche has received approval and reimbursement for FUZEON in over 55 countries.

Roche has primary responsibility for conducting FUZEON clinical trials. The sole clinical trial being conducted by Roche is a post–marketing commitment to the FDA tracking pneumonia in connection with FUZEON use. At this time, no further clinical trials with FUZEON are planned.

TRI-1144

TRI-1144 was developed with the specific goal of achieving durable suppression of HIV by increasing the potency of the molecules and raising their genetic barrier to the development of resistance. Central to the development program was increased patient convenience via simpler, more patient-friendly administration with a target of less frequent dosing, considering even the possibility of once-weekly dosing formulations. Trimeris has the sole right to continue development of TRI-1144 at its sole expense.

In 2008, Trimeris filed an investigational new drug (“IND”) application for TRI-1144 and initiated and completed a single ascending dose Phase I clinical trial. Results of the study, which were released in 2008, indicate that TRI-1144 was well tolerated at all doses tested. Plasma concentrations at 24 hours suggested that a dose of approximately 25 mg of TRI-1144 could be sufficient for a convenient, once-daily, low-volume injection. In addition, this dose produced no injection-site reactions (“ISRs”) in this study.

Conducted in 24 healthy subjects, study TRI 1144-101 was a placebo-controlled, double-blind, single-dose trial that explored the safety, tolerability and pharmacokinetics of four doses of TRI-1144. A total of 18 subjects received TRI-1144, ranging from 25 mg to 250 mg while six subjects received placebo. Pharmacokinetic analyses showed that the plasma half-life ranged from 13 to 20 hours depending on the dose administered, with a time to maximal exposure ranging from 10 to 13 hours.

There were no serious adverse events observed during the trial. Eight subjects experienced a total of 13 adverse events. Of these eight subjects, five were in the TRI-1144 group (5/18 or 28%) while three subjects were in the placebo group (3/6 or 50%). With respect to the events observed in the TRI-1144 group, five were considered mild (5/6 or 83%) and one was moderate (1/6 or 17%) (backache; unrelated). With respect to adverse events observed in the placebo group, five events were considered mild (5/7 or 71%) and two were moderate in intensity (2/7 or 29%). No serious ISRs were observed. Two out of six (33%) and 15/18 (83%) of subjects receiving placebo or TRI-1144, respectively, experienced mild or moderate ISRs. No ISRs were experienced in the TRI-1144 25 mg group. Erythema and pain/discomfort were the most frequent signs/symptoms observed and most ISRs resolved by 96 hours.

No trials have been conducted with TRI-1144 since 2008, and there are no current plans to conduct future clinical trials for TRI-1144 beyond this Phase I trial.

Government Regulation

Human pharmaceutical products are subject to lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time consuming procedures mandated by the FDA and foreign regulatory authorities. This process typically takes a number of years, depending upon the type, complexity and novelty of the pharmaceutical product. This process is expensive and gives larger companies with greater financial resources a competitive advantage over Trimeris.

In the U.S., preclinical testing includes both culture and animal laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Clinical trials involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. These clinical trials typically are conducted in three sequential phases, although the phases may overlap with one another.

The FDA closely monitors the progress of each of the three phases of clinical trials and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. Once clinical trials are completed, drug developers submit the results of preclinical studies, clinical trials and information on the manufacturing of the drug to the FDA in the form of a New Drug Application for approval to commence commercial sales. Once submitted, the FDA is required to take action on a New Drug Application within a specified period of time. FDA action may be any one of the following: approval to market the drug, request for additional information or denial of approval. FDA approvals may not be granted on a timely basis, or at all. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar regulatory procedures must be complied with in countries outside the U.S.

Trimeris, Roche and potential future collaborative partners, are also subject to various federal, state and local laws and regulations relating to:

•	safe working conditions;

•	laboratory and manufacturing practices;

•	the experimental use of animals; and

•	the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents.

Compliance with these laws, regulations and requirements may be costly and time consuming and the failure to maintain such compliance by Trimeris, Roche or potential future collaborative partners could have a material adverse effect on Trimeris’ business, financial condition and results of operations.

Drugs are also subject to extensive regulation outside the U.S. In the EU, there is a centralized approval procedure that authorizes marketing of a product in all countries in the EU (which includes most of the major countries in Europe). If this procedure is not used, under a decentralized system an approval in one country of the EU can be used to obtain approval in another country of the EU under a simplified application process. After approval under the centralized procedure, pricing and reimbursement approvals are also required in most countries.

Even after FDA approval has been obtained, further clinical trials may be required to provide additional data on safety and effectiveness and are required to gain clearance for the use of a product as a treatment for indications other than those initially approved.

Regulatory authorities track information on side effects and adverse events reported during clinical studies and after marketing approval. Adverse events that are reported after marketing approval can result in additional limitations being placed on the product’s use and, potentially, withdrawal or suspension of the product from the market. Any adverse event could result in product liability claims against Trimeris. Non-compliance with FDA safety reporting requirements may result in FDA regulatory action that may include civil action or criminal penalties.

If Trimeris seeks to make certain changes to FUZEON, such as adding a new indication, making certain manufacturing changes, or changing manufacturers or suppliers of certain ingredients or components, Trimeris would need FDA review and approval before the change can be implemented.

The FDA, the EMA, and other regulatory agencies regulate and inspect equipment, facilities, and processes used in the manufacturing of pharmaceutical and biologic products prior to providing approval to market a product. If, after receiving clearance from regulatory agencies, a material change is made in manufacturing equipment, location or process, additional regulatory review and approval may be required. Roche must adhere to cGMP and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA, the EMA, and other regulatory agencies also conduct regular, periodic visits to re-inspect equipment, facilities and processes following the initial approval. If, as a result of these inspections, it is determined that the equipment, facilities, or processes used in the manufacture of FUZEON do not comply with applicable regulations and conditions of product approval, regulatory agencies may seek civil, criminal, or administrative sanctions and/or remedies against Roche and Trimeris, including the suspension of FUZEON manufacturing operations. In addition, the FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. Companies must comply with all applicable FDA requirements. If they do not, they are subject to the full range of civil and criminal penalties available to the FDA.

Both Roche and Trimeris are also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing industry practices, it is possible that Trimeris’ practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Roche’s and Trimeris’ activities relating to the sale and marketing of FUZEON may be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). If the government were to allege or convict Trimeris of violating these laws, its business could be harmed.

Third-Party Reimbursement and Health Care Reform Measures

In the U.S. and elsewhere, sales of prescription drugs depend, in part, on the consumer’s ability to obtain reimbursement for the cost of the drugs from third-party payors, such as private and government insurance programs.

Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems. Because of the high cost of the treatment of HIV, many state legislatures are also reassessing reimbursement policies for these therapies. If third-party payor reimbursements for FUZEON are not available or are not available at a level that will allow Trimeris to sell FUZEON on a competitive basis, Trimeris’ results of operations will be materially and adversely affected. In addition, an increasing emphasis in the U.S. on the reduction of the overall costs of health care through managed care has increased and will continue to increase the pressure to reduce the prices of pharmaceutical products. The announcement and/or adoption of these types of proposals or efforts could also materially and adversely affect Trimeris’ business.

Recently, several major pharmaceutical companies have offered to sell their anti-HIV drugs at or below cost to certain countries in Africa and Least Developed Countries (as defined by the United Nations), which could adversely affect the reimbursement climate and the prices that may be charged for HIV medications in the U.S. and the rest of the world. Third-party payors could exert pressure for price reductions in the U.S. and the rest of the world based on these offers to Africa and Least Developed Countries. This price pressure could limit the amount that Roche would be able to charge for FUZEON.

Furthermore, the indication approved by the FDA is for the use of FUZEON in combination with other anti-HIV drugs. Physicians may not readily prescribe FUZEON due to cost-benefit considerations when compared with other anti-HIV drug treatments. Higher prices could also limit patients’ ability to receive reimbursement coverage for FUZEON from third-party payors, such as private or government insurance programs. If Roche is unable to obtain and maintain reimbursement from a significant number of third-party payors, it would have a material adverse effect on Trimeris’ business, financial condition and results of operations.

Roche has made significant progress in achieving reimbursement from the various payors in the U.S. Currently FUZEON is covered by Medicaid in all 50 states. In addition, all 50 of the state AIDS Drug Assistance Programs and a majority of private insurers provide some amount of access to FUZEON. However, there are reimbursement challenges remaining. Some of the payors require patients to meet minimum medical requirements, such as CD4 cell levels, to receive reimbursement. Other payors limit the number of patients that can receive reimbursement for FUZEON under their plans, and other payors may require co-payments by the patient in order to receive reimbursement for FUZEON that are significantly higher than those required for other anti-HIV drugs. Outside the U.S., Roche has negotiated for reimbursement in over 55 countries. Roche has informed Trimeris that Roche is committed to ensuring the continued availability of FUZEON; however, in light of FUZEON’s diminished sales and limited role in salvage therapy treatment regimens, Roche ceased fielding a FUZEON sales force in June 2010 and Trimeris has agreed with Roche that there will be fewer commercial initiatives directed towards expanding access.

Environment

Trimeris seeks to comply with all applicable statutory and administrative requirements concerning environmental quality. Expenditures for compliance with environmental laws have not had, and are not expected to have, a material effect on Trimeris’ capital expenditures, results of operations or competitive position.

Legal Proceedings

Trimeris is not currently engaged in any material legal proceedings.

Human Resources

As of June 30, 2011, Trimeris had three full-time employees, none of whom are technical scientific staff. None of Trimeris’ employees are covered by collective bargaining arrangements and management considers relations with Trimeris employees to be good.

Corporate Information

Trimeris maintains a website at www.trimeris.com. Trimeris makes available, free of charge, on its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Trimeris reports filed with, or furnished to, the SEC are also available at the SEC’s website at www.sec.gov.

Trimeris’ corporate office is located at 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713. Trimeris currently leases approximately 250 square feet of office space at this location.

TRIMERIS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion of Trimeris’ financial condition and results of operations should be read together with the financial statements and notes contained elsewhere in this joint proxy statement/prospectus. Certain statements in this section and other sections are forward-looking. While Trimeris believes these statements are accurate, its business is dependent on many factors, some of which are discussed the section entitled “Risk Factors” and “Trimeris’ Business”. Many of these factors are beyond Trimeris’ control and any of these and other factors could cause actual results to differ materially from the forward-looking statements made in this joint proxy statement/prospectus. See the section entitled “Risk Factors” for further information regarding these factors. Trimeris undertakes no obligation to release publicly the results of any revisions to the statements contained in this section to reflect events or circumstances that occur subsequent to the date of this joint proxy statement/prospectus.

Overview

Trimeris is a biopharmaceutical company that pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate, and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like HIV, Trimeris’ first and only commercial product, FUZEON, offers a novel mechanism of action to treat and potentially prevent the transmission of HIV.

On May 25, 2011, Trimeris and Roche entered into the Roche License Agreement, effective as of January 1, 2011, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Trimeris receives royalty payments equal to 16% of worldwide net sales of FUZEON (as defined in the Roche License Agreement) occurring from and after January 1, 2011. The Roche License Agreement superseded and replaced the Prior Roche Agreements.

Under the Prior Development and License Agreement, Roche had an exclusive license to manufacture and sell FUZEON worldwide, and Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada and Trimeris received royalties from Roche on net sales of FUZEON outside of the U.S. and Canada. FUZEON is manufactured and distributed by Roche through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received.

The discussion of Trimeris’ financial condition and results of operations below for periods ending on or before June 30, 2011 reflects the contract terms of the Prior Roche Agreements, while the discussion of Trimeris’ financial condition and results of operations for the three and six-month period ended June 30, 2011 reflects Trimeris’ new royalty arrangement with Roche under the Roche License Agreement. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to Trimeris, comparisons of financial results between the quarters and six-month periods ended June 30, 2011 and June 30, 2010 are not directly comparable. For a discussion of the terms of the Roche License Agreement and the Prior Roche Agreements, see the section entitled “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of the Roche Relationship” beginning on page 165.

Trends and Outlook

In addition to completing the Merger, Trimeris is presently focused on collaborating with Roche to maintain the strength of the FUZEON franchise and maximizing cash flows. In particular, Trimeris will focus its efforts on maintaining profitability based on declining FUZEON sales.

Net sales of FUZEON for 2010 were $88.4 million, down 21% from $112.2 million in 2009. Net sales of FUZEON in the U.S. and Canada for 2010 were $32 million, down 18% from $39.1 million in 2009. During the three months ended June 30, 2011 and June 30, 2010, net sales of FUZEON in the U.S. and Canada were $5.7 million and $8.0 million, respectively. Net sales of FUZEON outside the U.S. and Canada for 2010 were

$56.4 million, down 23% from $73.1 million in 2009. During the three months ended June 30, 2011 and June 30, 2010, net sales of FUZEON outside the U.S. and Canada were $7.9 million and $14.7 million, respectively.

Overview of the Roche Relationship

The Roche License Agreement

On May 25, 2011, Trimeris entered into the Roche License Agreement with Roche, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Roche has agreed to pay Trimeris a royalty equal to 16% of worldwide net sales of FUZEON occurring from and after January 1, 2011. The Roche License Agreement superseded and replaced the Prior Roche Agreements. Under the Roche License Agreement, Roche may deduct from its royalty payments to Trimeris 50% of any royalties paid to third parties which are reasonably required to allow Roche to sell FUZEON in a given country, including royalties paid to Novartis under the Settlement Agreement. To calculate the royalty revenue paid to Trimeris, a 5.5% distribution charge is deducted from Roche’s reported net sales, and Trimeris receives a 16% royalty on the adjusted net sales amount. Additionally, Trimeris and Roche each released and discharged the other from any and all claims and disputes relating to the Prior Roche Agreements, including the previously disclosed dispute regarding cost of goods sold, and Roche paid Trimeris $4.9 million in settlement of all such claims and disputes.

Roche may terminate the Roche License Agreement as a whole or for a particular country or countries in its sole discretion with advance notice. The Roche License Agreement will effectively terminate upon expiration of the last relevant patent covering FUZEON, which is expected to occur in 2021.

FUZEON is manufactured and distributed by Roche through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received. Roche has control over all aspects of the commercialization of FUZEON, including, but not limited to, pricing, sales force activities and promotional activities.

The Prior Development and License Agreement

Since 1999, Trimeris and Roche operated under the Prior Development and License Agreement to develop and commercialize FUZEON and certain other compounds. The Prior Development and License Agreement was amended several times. Most recently, in March 2007, the Prior Development and License Agreement was amended to apply only to the development and commercialization of FUZEON.

Under the Prior Development and License Agreement, Roche had an exclusive license to manufacture and sell FUZEON worldwide, and Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada and Trimeris received royalties from Roche on net sales of FUZEON outside of the U.S. and Canada.

The Prior Roche Agreements were superseded and replaced by the Roche License Agreement.

Collaboration Income and Royalty Revenue

Trimeris’ only significant source of revenue is from the sale of FUZEON. Gross profit and royalty revenue from the sale of FUZEON exceeded the selling, marketing and other charges for the years ended December 31, 2010, 2009 and 2008, resulting in positive cash flow under the Prior Development and License Agreement.

Product sales of FUZEON began in the U.S. on March 27, 2003 and are recorded by Roche. Under the Prior Development and License Agreement, Trimeris shared profits from the sale of FUZEON in the U.S. and Canada equally with Roche, which, following certain adjustments, has been reported as collaboration income or loss in Trimeris’ statements of operations as a component of revenue for periods ending before June 30, 2011. Collaboration income or loss was calculated as follows: Total gross sales of FUZEON in the U.S. and Canada were reduced by any discounts, returns or rebates resulting in total net sales. Net sales were reduced by cost of goods sold resulting in gross profit. Gross profit was reduced by selling, marketing and other expenses related to the sale of FUZEON, resulting in operating income or loss. Trimeris’ share of the operating income or loss was then adjusted for certain expenses attributable only to Trimeris and reported as collaboration income as a component of revenue. The sharing of expenses was according to contractual arrangements and was not equal in all cases. Revenue was recognized when Roche shipped the product and title and risk of loss passed to wholesalers. Under the Roche License Agreement Trimeris receives only royalty revenue based upon FUZEON sales and will no longer receive collaboration income or loss.

Under the Prior Development and License Agreement, Trimeris also received royalties on sales of FUZEON in countries outside of the U.S. and Canada. Roche was responsible for all activities related to FUZEON outside of the U.S. and Canada, including regulatory, manufacturing, sales and distribution. Royalty revenue represented the royalty payment earned from Roche based on total net sales of FUZEON outside the U.S. and Canada. To calculate the royalty revenue, an 8% distribution charge was deducted from Roche’s reported net sales, and Trimeris received a royalty on the adjusted net sales amount. The royalty rate reported by Trimeris in its quarterly reports for periods ending on or before June 30, 2010 was 12%. In October 2010, Roche reduced the royalty paid to Trimeris on sales outside the U.S. and Canada from 12% to 6% with application retroactive to January 1, 2010. Royalties reported by Trimeris prior to the second quarter of 2011 are based upon such reduced rate.

In accordance with the Roche License Agreement, effective January 1, 2011, the royalty rate is 16% for all worldwide net sales of FUZEON and the distribution charge is 5.5%. The financial results reported in periods prior to the three months ended June 30, 2011 reflect Trimeris’ prior royalty arrangement with Roche under the Prior Development and License Agreement. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to Trimeris, comparisons of financial results between the three and six-month periods ended June 30, 2011 and June 30, 2010 are not directly comparable. The Roche License Agreement will have no effect on the previously reported financial statements for the three months ended March 31, 2011.

Under both the Roche License Agreement and the Prior Development and License Agreement, Roche is responsible for the manufacture, sales, marketing and distribution of FUZEON. Roche is and was manufacturing bulk quantities of FUZEON drug substance in its Boulder, Colorado facility and is producing finished drug product from bulk drug substance at other Roche facilities. The finished drug product is then shipped to another Roche facility for distribution. Roche’s sales force is responsible for selling FUZEON.

Under both the Roche License Agreement and the Prior Development and License Agreement, Trimeris does not and did not have the ability or right to co-market FUZEON or field its own FUZEON sales force. All third-party contracts for manufacturing, distribution, sale, and reimbursement are between Roche and the third party. Trimeris is not a party to any of the material contracts in these areas.

Under the Prior Development and License Agreement, Roche provided Trimeris with information on manufacturing, sales and distribution of FUZEON. Roche was responsible for estimating reductions to gross sales for expected returns of expired products, government rebate programs, such as Medicaid reimbursements, and customer incentives, such as cash discounts for prompt payment. Trimeris reviewed these items for accuracy and reasonableness. Trimeris received 50% of the product gross profits for the U.S. and Canada.

Accrued Marketing Costs

For the years ended December 31, 2010, 2009, and 2008, Trimeris recorded its share of selling and marketing expenses in accordance with the Prior Roche Agreements.

In 2005, Trimeris and Roche agreed to limit Trimeris’ actual cash contribution to the FUZEON selling and marketing expenses in 2004 to approximately $11.2 million, even though Roche spent significantly more than $22.4 million on these expenses during 2004. If certain cumulative levels of sales for FUZEON in the U.S. and Canada were later achieved, Trimeris’ share of the additional expenses incurred by Roche during 2004 would be payable to Roche beginning at a future date over several years from that future date. During 2004, Trimeris recorded $15.6 million as part of collaboration loss, which represented the net present value of Trimeris’

estimated share of the expenses that were in excess of approximately $11.2 million. This amount was determined by taking into account the expected timing and terms of payment under the Prior Development and License Agreement, discounted at a risk free interest rate.

On September 23, 2010, Trimeris entered into an agreement with Roche relieving Trimeris of any obligation to repay certain deferred marketing expenses that may have arisen under the Prior Development and License Agreement related to the selling and marketing of FUZEON that were incurred by Roche in 2004 (the “Deferred Marketing Expenses Agreement”). As a result, Trimeris recorded a one-time increase in collaboration income of $18.7 million in 2010. The total liability of $0 million and $18.5 million at December 31, 2010 and 2009, respectively, is reflected on Trimeris’ balance sheets under the caption “Accrued marketing costs.” Trimeris is no longer obligated to pay these deferred marketing expenses to Roche.

Under the Roche License Agreement, Trimeris is not responsible for any FUZEON selling and marketing expenses.

Manufacturing Amendment

In September 2005, Trimeris entered into a Letter of Amendment (the “Manufacturing Amendment”) that amended and supplemented the terms of the Prior Development and License Agreement and addressed several aspects of the parties’ collaboration related to the manufacture of FUZEON. According to the terms of the Manufacturing Amendment, Roche was responsible for all decisions regarding FUZEON manufacturing volume, including management of the inventory supply chain. Subject to certain exceptions, Roche was therefore financially responsible for all write-offs of expired Product (as defined in the Prior Development and License Agreement) sold in the U.S. and Canada. In addition, Roche was responsible for write-offs of all supply chain materials.

The Manufacturing Amendment also set forth the terms for which Roche-owned FUZEON manufacturing equipment and facilities in Boulder could be used for the manufacture of other products. In addition, the Manufacturing Amendment provided for Trimeris’ payment of certain pre-launch inventory carrying costs related to the sale of FUZEON and Roche’s payment to Trimeris of an outstanding manufacturing milestone payment under the collaboration. The Manufacturing Amendment also outlined certain methodologies for the allocation of standard cost variances between the parties, the sharing of financial data related to FUZEON manufacturing, and the methodology for calculating currency conversions.

Under the Roche License Agreement, Trimeris is not responsible for any FUZEON manufacturing expenses and has no control over any decisions regarding FUZEON manufacturing.

Advanced Payment—Roche

Under the Manufacturing Amendment, Trimeris paid Roche for Trimeris’ share of the capital invested in Roche’s manufacturing facility over a seven-year period. As a result of executing the Manufacturing Amendment, Roche stopped including the depreciation related to the manufacturing facility in cost of goods sold.

Trimeris’ required contribution for the seven-year period was approximately $12.1 million, and was paid as of June 30, 2009. No further capital improvement payments are due.

These payments, net of the portion allocated to cost of goods sold, were recorded as an asset presented as “Advanced payment—Roche.” This asset has been amortized based on an estimate of the units of FUZEON sold during the collaboration period in order to properly allocate the capital investment to cost of goods sold as the related inventory was sold in future periods. Under the Roche License Agreement, Trimeris is not responsible for any of Roche’s capital investments in its manufacturing facility.

Under the Manufacturing Amendment, if the Roche-owned facilities in Boulder, Colorado used for the manufacture of FUZEON were used to produce other products for Roche, a credit to the collaboration would result. Trimeris’ share of this credit was approximately $1.9 million through the year ended December 31, 2008. No credits were received during the years ended December 31, 2009 and 2010. These credits have been recorded on Trimeris’ balance sheets as a reduction to the “Advanced payment—Roche.” These credits offset variances that would otherwise have been allocated to FUZEON if the facilities had remained underutilized and would have been recognized when the related FUZEON produced during these periods was sold. Under the Roche License Agreement, Trimeris no longer receives such credits.

Development Expenses

Under the Prior Development and License Agreement, Trimeris and Roche shared development costs for FUZEON equally. Development typically includes certain clinical and preclinical studies performed on a clinical candidate compound, as well as post-marketing commitments related to approved drugs. Quarterly, the companies reconciled the amounts expended and Trimeris paid Roche on a 50/50 basis. Roche holds the IND and the New Drug Application for FUZEON and, under the Prior Roche Agreements was, and under the Roche License Agreement remains, responsible for all regulatory issues, maintenance activities and communications with the FDA. Pursuant to FASB ASC Topic 808 “Collaborative Arrangements” (“ASC 808”), all development expenses generated at Roche related to FUZEON were included in Trimeris’ collaboration income. Under the Roche License Agreement, Trimeris is no longer responsible for any development costs.

Liquidity and Capital Resources

The table below presents Trimeris’ cash flows for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

(in thousands)	Six Months Ended June 30,
	2011	2010
Net cash provided by (used in) operating activities	$7,199	$(1,018)
Net cash (used in) provided by investing activities	(146)	478
Net cash provided by financing activities	165	—

Net increase in cash and cash equivalents	7,218	(540)
Cash and cash equivalents, beginning of period	45,164	47,420

Cash and cash equivalents, end of period	$52,382	$46,880

Operating Activities. Since 2003, Trimeris has financed its operations primarily through payments received from Roche under the Prior Development and License Agreement. For the six months ended June 30, 2011, cash provided by operating activities increased primarily as a result of:

•	payments received in 2011 from Roche for FUZEON sales; and

•	a $4.9 million settlement payment received from Roche in accordance with the Roche License Agreement; offset by

•	general and administrative expenses, including legal expenses incurred with the Merger.

During the remainder of 2011, cash provided by operating activities will depend on payments received from Roche under the Roche License Agreement, offset in part by legal and administrative expenses incurred with the Merger.

Investing Activities. Cash used in investing activities for the six months ended June 30, 2011 and June 30, 2010 relates to patent costs. Trimeris does not expect to purchase any property and equipment during 2011.

Financing Activities. Cash provided by financing activities for the six months ended June 30, 2011 and June 30, 2010 relates to stock option exercises.

Total Cash, Cash Equivalents and Investment Securities Available-for-Sale. As of June 30, 2011, Trimeris had $52.4 million in cash and cash equivalents and investment securities available-for-sale, compared to $45.2 million as of December 31, 2010. The increase in cash resulted primarily from the $4.9 million settlement payment from Roche in accordance with the Roche License Agreement.

Future Capital Requirements. Trimeris has expended, and expects to continue to expend in the future, funds in the following areas:

•	general operating expenses associated with being a publicly traded company; and

•	legal and administrative expenses related to the Merger.

Based on expected sales levels of FUZEON and the costs involved in preparing, filing, processing, maintaining, protecting, and enforcing Trimeris’ patent claims and other intellectual property rights, Trimeris expects that its existing capital resources, together with the interest earned thereon, should be adequate to fund such expenses for Trimeris’ operations as currently conducted.

Contractual Obligations

Pursuant to the Settlement Agreement with Novartis, Roche and Trimeris have agreed to pay royalties to Novartis on net sales of FUZEON of 1.5% on sales occurring in the U.S. and Canada in a calendar year, and 1% on sales outside of the U.S. and Canada in a calendar year. The royalty rate payable to Novartis increases to 3% in the U.S. and Canada and 1.5% on sales outside the U.S. and Canada on any portion of FUZEON sales in excess of $50 million in the relevant region in a calendar year. Additional royalty rate tiers would apply to sales that exceed $100 million in a region in a calendar year. Roche and Trimeris will share responsibility for payment of these royalties equally. Trimeris’ share of the payments to Novartis for the three and six months ended June 30, 2011 was approximately $77,000 and $81,600, respectively.

Trimeris also has contractual obligations to the NYBC pursuant to a license agreement that requires Trimeris to make payments based on a contracted term. During the six months ended June 30, 2011 and June  30, 2010, Trimeris expended approximately $41,000 and $107,000, respectively, related to this obligation.

Results of Operations

Comparison of Three Months Ended June 30, 2011 and June 30, 2010

Revenues

Trimeris’ only significant source of revenue is from the sale of FUZEON. The table below presents Trimeris’ revenue sources for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to Trimeris, comparisons of financial results between the three month periods ended June 30, 2011 and June 30, 2010 are not directly comparable.

(in thousands)	Three Months Ended June 30,		Increase (Decrease)
	2011	2010
Milestone revenue	$973	$66	$907
Collaboration income and royalty revenue	2,473	3,195	(722)

Total revenue	$3,446	$3,261	$185

Total revenue for the three months ended June 30, 2011 was $3.4 million compared with $3.3 million for the same period in 2010. The slight increase in revenue for the quarter was attributable to a $4.9 million settlement payment from Roche, relief of a $1 million liability for excess capacity charges and $973,000 of accelerated milestone revenue that was recognized in the second quarter of 2011 as a result of the Roche License Agreement. This was offset by a $5.3 million write-off of the Advanced payment—Roche, net of capitalized variances and lower revenue due to declining sales of FUZEON.

Milestone revenue: Total milestone revenue represents the amortization of achieved milestones under Trimeris’ collaboration with Roche. Trimeris has been recognizing milestones with remaining unrecognized balances on a straight-line basis through the expiration of certain FUZEON patents. Under the Roche License Agreement, however, deferred revenue was fully recognized during the three months ended June 30, 2011 in the amount of $973,000.

Collaboration Income and Royalty Revenue: As described above, pursuant to the Roche License Agreement, Roche pays Trimeris a royalty equal to 16% of worldwide net sales of FUZEON occurring from and after January 1, 2011. Roche may deduct from its royalty payments to Trimeris 50% of any royalties paid to third parties which are reasonably required to allow Roche to sell FUZEON in a given country, including royalties paid to Novartis under the Settlement Agreement. To calculate the royalty revenue paid to Trimeris, a 5.5% distribution charge is deducted from Roche’s reported net sales, and Trimeris receives a 16% royalty on the adjusted net sales amount. Pursuant to the Roche License Agreement, the parties agreed to cease sharing profits from the sale of FUZEON in the U.S. and Canada.

Under the Prior Development and License Agreement, Trimeris shared profits from the sale of FUZEON in the U.S. and Canada equally with Roche, which, following certain adjustments, has been reported as collaboration income or loss in Trimeris’ statements of operations as a component of revenue for periods ending before June 30, 2011. Collaboration income or loss was calculated as follows: Total gross sales of FUZEON in the U.S. and Canada were reduced by any discounts, returns or rebates resulting in total net sales. Net sales were reduced by cost of goods sold resulting in gross profit. Gross profit was reduced by selling, marketing and other expenses related to the sale of FUZEON, resulting in operating income or loss. Trimeris’ share of the operating income or loss was then adjusted for certain expenses attributable only to Trimeris and reported as collaboration income as a component of revenue. The sharing of expenses was according to contractual arrangements and was not equal in all cases. Revenue was recognized when Roche shipped the product and title and risk of loss passed to wholesalers. Under the Roche License Agreement, Trimeris receives only royalty revenue based upon FUZEON sales and will no longer receive collaboration income or loss.

In addition, under the Prior Development and License Agreement, Trimeris received royalty revenue for total net sales of FUZEON outside the U.S. and Canada. To calculate the royalty revenue, an 8% distribution charge was deducted from Roche’s reported net sales, and Trimeris received a royalty on the adjusted net sales amount. The royalty rate reported by Trimeris in its quarterly reports for periods ending on or before June 30, 2010 was 12%. In October 2010, Roche reduced the royalty paid to Trimeris on sales outside the U.S. and Canada from 12% to 6% with application retroactive to January 1, 2010 and royalties reported by Trimeris prior to the quarter ended June 30, 2011 are based upon such reduced rate. Effective January 1, 2011, the royalty rate is 16% for all worldwide net sales of FUZEON and the distribution charge is 5.5% in accordance with the Roche License Agreement. The financial results reported in prior periods reflected Trimeris’ prior royalty arrangement with Roche under the Prior Development and License Agreement. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to Trimeris, comparisons of financial results between the quarters and six month periods ended June 30, 2011 and June 30, 2010 are not directly comparable.

Collaboration income and royalty revenue decreased for the three months ended June 30, 2011 compared to the three months ended June 30, 2010 primarily as a result of decreased worldwide net sales. The table below shows worldwide net sales for the three months ended June 30, 2011 and 2010.

(in millions)	For the Three Months Ended		$ Change
	June 30, 2011	June 30, 2010
North American Net Sales	$5.7	$8.0	$(2.3)
ROW Net Sales	7.9	14.7	(6.8)

Worldwide Net Sales	$13.6	$22.7	$(9.1)

Brazil purchase*	$—	$8.0	$(8.0)

*	Included in ROW Net Sales and Worldwide Net Sales.

For the three months ended June 30, 2011, the net sales decline in North America has resulted mainly from patients switching to a more convenient dosing alternative, while the ROW decline stems in large part from the variability in buying patterns of certain countries that either do not purchase FUZEON every quarter (Brazil) or that purchase FUZEON in quantities that vary significantly from quarter to quarter. FUZEON sales continue to be impacted by the market introduction of three new oral HIV agents in 2007 and 2008. As these orally available agents have achieved more widespread use, Trimeris has seen a significant drop in FUZEON sales. It is Trimeris’ view that the long-term effect of novel drug regimens based on new market entrants will be influenced by the clinical success or failure of non-FUZEON containing treatment regimens prescribed for treatment-experienced patients. FUZEON sales levels to date in 2011 are significantly lower than sales levels in 2010 and Trimeris believes this year-over-year decline will continue through 2011.

Collaboration income and royalty revenue also increased during the quarter ended June 30, 2011 as a result of entering into the Roche License Agreement. Specifically, the following was recognized in collaboration income and royalty revenue for the quarter ended June 30, 2011: (i) a $4.9 million settlement payment from Roche and (ii) relief of a $1 million liability for excess capacity charges. These amounts were offset by a write-off of the Advanced payment—Roche, net of capitalized variances, in the amount of $5.3 million and payments to Novartis for Trimeris’ share of royalties in the amount of $81,600. In addition, collaboration income and royalty revenue for the three months ended June 30, 2011 includes an immaterial adjustment to reflect the difference in royalty revenues during the quarter ended March 31, 2011 to account for the Roche License Agreement.

General and Administrative Expenses

The table below presents Trimeris’ general and administrative expenses for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

(in thousands)	Three Months Ended June 30,		Increase (Decrease)
	2011	2010
Total general and administrative expenses	$2,633	$1,135	$1,498

Total general and administrative expenses increased for the three months ended June 30, 2011 compared to the three months ended June 30, 2010 mainly as a result of increased fees from legal and financial advisors, as well as other administrative expenses related to the Merger.

Other Income (Expense): The table below presents Trimeris’ other income (expense) for the three months ended June 30, 2011 and June 30, 2010.

(in thousands)	Three Months Ended June 30,		Increase (Decrease)
	2011	2010
Interest income	$—	$19	$(19)
Interest expense	—	(65)	65

Total other income (expense), net	$—	$(46)	$46

Other income (expense) consists of interest income, loss on investments and interest expense. Interest income decreased for the three months ended June 30, 2011 primarily due to lower interest rates within Trimeris’ investment portfolios. Interest income for 2011 will depend on several factors—primarily Trimeris’ average cash balance and the interest rate environment.

Income Tax Provision

Trimeris recognized an income tax expense of $140,000 for the three months ended June 30, 2011 and an income tax expense of $735,000 for the three months ended June 30, 2010. For 2011, based on current estimates, the effective annual blended tax rate will be approximately 14.20%.

At December 31, 2010, Trimeris had NOL carryforwards for federal tax purposes of approximately $302.2 million, which expire in varying amounts between 2018 and 2025. Trimeris has determined that an ownership change as defined under Section 382 occurred during 2008. The effect of this ownership change was the imposition of a $457,000 annual limitation on the use of NOL carryforwards attributable to periods before the change. This annual limitation will result in the expiration of NOL carryforwards before they become available for utilization. Based on the $457,000 annual limitation, Trimeris anticipates that a total of approximately $7.3 million of NOL carryforwards will be available for utilization prior to 2025.

As of June 30, 2011, Trimeris has recognized a deferred tax benefit of $480,000 related to the anticipated future use of some of Trimeris’ NOL carryforwards. In the future, Trimeris may reduce the valuation allowance over Trimeris’ NOL carryforwards and recognize an additional deferred tax benefit. Management assesses this potential based upon all available evidence, including the last several quarters of profitability and forecasts. At the end of the second quarter, management determined that it was not appropriate to reduce the valuation allowance to recognize additional benefit.

Trimeris continues to carry a full valuation allowance on its other deferred tax assets, the majority of which represent NOL carryforwards and tax credit carryovers which Trimeris generated prior to achieving profitability.

Comparison of Six Months Ended June 30, 2011 and June 30, 2010

Revenues

Trimeris’ only significant source of revenue is from the sale of FUZEON. The table below presents Trimeris’ revenue sources for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to Trimeris, comparisons of financial results between the six month periods ended June 30, 2011 and June 30, 2010 are not directly comparable.

(in thousands)	Six Months Ended June 30,		Increase (Decrease)
	2011	2010
Milestone revenue	$1,039	$132	$907.0
Collaboration and royalty revenue	4,006	6,261	(2,255)

Total revenue	$5,045	$6,393	$(1,348)

Total revenue for the six months ended June 30, 2011 was $5.0 million compared with $6.4 million for the same period in 2010. The slight decrease in revenue for the quarter was attributable to a $5.3 million write-off of the Advanced payment—Roche, net of capitalized variances, and lower revenue due to declining sales of FUZEON. This was offset by a $4.9 million settlement payment from Roche, relief of a $1 million liability for excess capacity charges and $973,000 of accelerated milestone revenue that was recognized in the second quarter of 2011 to account for the Roche License Agreement.

Milestone Revenue: Total milestone revenue represents the amortization of achieved milestones under Trimeris’ collaboration with Roche. Trimeris has been recognizing milestones with remaining unrecognized balances on a straight-line basis through the expiration of certain FUZEON patents. Under the Roche License Agreement, however, deferred revenue was fully recognized during the three months ended June 30, 2011 in the amount of $973,000. Milestone revenue for the six months ended June 30, 2011 includes $66,000 of amortized milestone revenue recognized in the first quarter of 2011 in accordance with the Prior Roche Agreements.

Collaboration Income and Royalty Revenue: Collaboration income and royalty revenue decreased for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 primarily as a result of decreased worldwide net sales. The table below shows worldwide net sales for the six months ended June 30, 2011 and 2010.

(in millions)	For the Six Months Ended		$ Change
	June 30, 2011	June 30, 2010
North American Net Sales	$12.4	$15.2	$15.2
ROW Net Sales	13.2	31.9	(18.7)

Worldwide Net Sales	$25.6	$47.1	$(3.5)

Brazil purchase*	$—	$15.8	$(15.8)

*	Included in ROW Net Sales and Worldwide Net Sales.

For the six months ended June 30, 2011, the net sales decline in North America has resulted mainly from patients switching to a more convenient dosing alternative, while the ROW decline stems in large part from the variability in buying patterns of certain countries that either do not purchase FUZEON every quarter (Brazil) or that purchase FUZEON in quantities that vary significantly from quarter to quarter.

Collaboration income and royalty revenue also increased during the quarter ended June 30, 2011 as a result of entering into the Roche License Agreement. Specifically, the following was recognized in collaboration income and royalty revenue for the quarter ended June 30, 2011: (i) a $4.9 million settlement payment from Roche and (ii) relief of a $1 million liability for excess capacity charges. These amounts were offset by a write-off of the Advanced payment—Roche, net of capitalized variances, in the amount of $5.3 million and payments to Novartis for Trimeris’ share of royalties in the amount of $158,600. In addition, collaboration income and royalty revenue for the six months ended June 30, 2011 includes an immaterial adjustment to reflect the difference in royalty revenues during the quarter ended March 31, 2011 to account for the Roche License Agreement.

General and Administrative Expenses

The table below presents Trimeris’ general and administrative expenses for the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

(in thousands)	Six Months Ended June 30,		Increase (Decrease)
	2011	2010
Total general and administrative expenses	$4,344	$2,567	$1,777

Total general and administrative expenses increased for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 mainly as a result of increased fees from legal and financial advisors, as well as other administrative expenses related to the Merger.

Other Income (Expense)

The table below presents Trimeris’ other income (expense) for the six months ended June 30, 2011 and June 30, 2010.

(in thousands)	Six Months Ended June 30,		Increase (Decrease)
	2011	2010
Interest income	$5	$33	$(28)
Interest expense	—	(130)	130

Total other income (expense), net	$5	$(97)	$102

Other income (expense) consists of interest income, loss on investments and interest expense. Interest income decreased for the six months ended June 30, 2011 primarily due to lower interest rates within Trimeris’ investment portfolios.

Income Tax Provision: Trimeris recognized an income tax expense of $100,000 for the six months ended June 30, 2011 and an income tax expense of $1,396,000 for the six months ended June 30, 2010.

Comparison of Years Ended December 31, 2010, 2009 and 2008

Revenues

The table below presents Trimeris’ revenue sources for the years ended December 31, 2010, 2009 and 2008.

				2010 to 2009 Increase (Decrease)	2009 to 2008 Increase (Decrease)
	Years Ended December 31,
(in thousands)	2010	2009	2008
Milestone Revenue	$265	$265	$265	$—	$—
Royalty revenue	1,569	8,072	11,354	(6,503)	(3,282)
Collaboration income	24,883	6,843	8,028	18,040	(1,185)

Total revenue and collaboration income	$26,717	$15,180	19,647	$11,537	$(4,467)

Milestone Revenue: Total milestone revenue represents the amortization of achieved milestones under Trimeris’ collaboration with Roche.

The table below presents certain achieved milestones from Roche as of December 31, 2010. Trimeris is recognizing the milestones with remaining unrecognized balances on a straight-line basis through the expiration of certain FUZEON patents. Under the Roche License Agreement, however, deferred revenue will be accelerated and fully recognized in the second quarter of 2011.

(in thousands)	Milestone Total	Date Achieved		Total Revenue Recognized Through December 31, 2010	Revenue Recognized for Year Ended December 31, 2010	End of Recognition Period
	$2,500	June	2003	$1,719	$199	November 2014
	750	June	2004	492	66	November 2014

Total	$3,250			$2,211	$265

Royalty Revenue: Under the Prior Development and License Agreement, royalty revenue represented the royalty payment earned from Roche based on total net sales of FUZEON outside the U.S. and Canada. To calculate the royalty revenue, an 8% distribution charge was deducted from Roche’s reported net sales, and Trimeris received a royalty on the adjusted net sales amount. The royalty rate reported by Trimeris in its quarterly reports for periods ending on or immediately prior to June 30, 2010 was 12%. In October of 2010, Roche reduced the royalty paid to Trimeris on sales outside the U.S. and Canada from 12% to 6% with application retroactive to January 1, 2010. The royalty rate paid to Trimeris will be 16% for all worldwide net sales of FUZEON and the distribution charge deducted from Roche’s reported net sales will be 5.5% beginning on January 1, 2011 in accordance with the Roche License Agreement.

Total royalty revenue decreased for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily as a result of impact of decreased sales due to the competitive entrants.

The table below sets forth net sales outside the U.S. and Canada for the years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,			2010 to 2009 Increase (Decrease)	2009 to 2008 Increase (Decrease)
(in thousands)	2010	2009	2008
Total net sales outside the U.S. and Canada (as recorded by Roche)	$56,388	$73,118	$102,840	$(16,730)	$(29,722)

Collaboration Income: Under the Prior Development and License Agreement, Trimeris shared gross profits equally from the sale of FUZEON in the U.S. and Canada. The table below presents Trimeris’ collaboration income for the U.S. and Canada for the years ended December 31, 2010, 2009 and 2008. Collaboration income is reported on Trimeris’ statements of operations as a component of revenue.

	Years Ended December 31,				2010 to 2009 Increase (Decrease)		2009 to 2008 Increase (Decrease)
(in thousands)	2010		2009	2008
Gross Fuzeon sales by Roche	$41,373		$49,810	$80,066	$(8,437)		$(30,256)
Sales adjustments	(9,358)		(10,702)	(15,911)	1,344		5,209
Sales adjustments as a % of gross sales	23%		21%	20%
Net sales	32,015		39,108	64,155	(7,093)		(25,047)
Cost of goods sold	(12,808)		(13,897)	(24,230)	1,089		10,333
Cost of goods sold credit	—		2,162	—	(2,162)		2,162
Total cost of goods sold	(12,808)		(11,735)	(24,230)	(1,073)		12,495
Cost of goods sold as a % of net sales	40%		36%	38%

Gross profit	19,207		27,373	39,925	(8,166)		(12,552)
Gross profit as a % of net sales	60%		70%	62%
Selling and marketing expenses	(2,547)		(11,135)	(19,928)	8,588		8,793
Novartis royalty payment	(2,602	)(1)	—	—	(2,602	)(1)	—
Roche development expenses	(152)		(1,284)	(966)	1,132		(318)
Other costs	(1,087)		(2,422)	(3,004)	1,335		582

Total shared profit and loss	12,819		12,532	16,027	287		(3,495)
Trimeris share	6,415		7,127 (2)	8,551	(712	)(2)	(1,424	)(2)
Deferred Marketing	18,658	(3)	—	—	18,658	(3)	—
Costs exclusive to Trimeris, Inc.	(190)		(284)	(523)	94		239
Collaboration income	$24,883		$6,843	$8,028	$18,040		$(1,185)

(1)	Pursuant to the Settlement Agreement with Novartis, this amount covers a period beginning in 2007 through the fourth quarter of 2010. Trimeris is responsible for 50% of this amount. Additional information with respect to Novartis royalty payments is provided below under “Novartis Royalty Payment.”

(2)	During 2009, Trimeris exercised its right under the Prior Development and License Agreement that prevented Roche from adopting a budget for the marketing of FUZEON above a certain limit without Trimeris’ consent. As a result, Trimeris’ share of the collaboration income was not equal to Roche’s share of such collaboration income in the first quarter of 2009.
(3)	On September 23, 2010, Trimeris entered into the Deferred Marketing Expenses Agreement with Roche, which relieved Trimeris of any obligation to repay certain deferred marketing expenses and resulted in a one-time increase in collaboration income for the third quarter of 2010 of $18.7 million.

Gross FUZEON Sales by Roche: Gross FUZEON sales are recorded by Roche. Revenue from product sales were recognized when Roche shipped the product and title and risk of loss passed to wholesalers.

FUZEON sales have been significantly impacted by the market introduction of three new oral HIV agents in 2007 and 2008. As these orally available agents have achieved more widespread use, Trimeris has seen a significant drop in FUZEON sales. It is Trimeris’ view that the long-term effect of novel drug regimens based on new market entrants will be influenced by the clinical success or failure of non-FUZEON containing treatment regimens prescribed for treatment-experienced patients. Trimeris believes that FUZEON sales levels will decline in 2011 as compared to 2010.

Sales Adjustments: Sales adjustments are recorded by Roche based on its experience with selling FUZEON. Sales adjustments for 2010 were higher than for 2009 as a result of higher utilization of the Medicaid segment where rebates are higher. Sales adjustments for 2008 were higher for the year as a result of unforeseen Medicaid rebates.

Cost of Goods Sold: In 2009, Trimeris entered into negotiations with Roche, in accordance with the Prior Development and License Agreement, related to excess capacity charges and cost of goods sold variances for 2008 and overall cost of goods sold for 2009 and 2010. In October 2010, Roche informed Trimeris that, in reliance on a clause in the Prior Development and License Agreement that permitted Roche to reduce its royalty payments to Trimeris if the cost of goods sold outside the U.S. and Canada exceeds a certain proportion of FUZEON net sales outside the U.S. and Canada, Roche would reduce Trimeris’ royalty payment rate on sales outside the U.S. and Canada from 12%, the amount previously paid, to 6% with application retroactive to January 1, 2010. Under the Roche License Agreement, however, Trimeris and Roche each agreed to release and discharge the other from any and all claims and disputes relating to the Prior Roche Agreements, including the previously disclosed dispute regarding cost of goods sold, and Roche agreed to pay Trimeris a net payment of $4.9 million in settlement of all such claims and disputes. During 2008, Trimeris recorded a reserve for 2008 excess capacity charges in the amount of $4.1 million to be shared equally between Roche and Trimeris. In the first quarter of 2009, Roche informed Trimeris that actual excess capacity charges for 2008 were $1.9 million. The difference of $2.2 million has been recorded as a credit (reduction to) to cost of goods sold for the first quarter of 2009. Trimeris’ share of this credit was $1.1 million.

Selling and Marketing Expenses: Selling and marketing expenses for the year ended December 31, 2010 were lower than those for the year ended December 31, 2009 as Roche has reduced its selling and marketing efforts. As of June 30, 2010, Roche no longer fields a sales force marketing FUZEON. Under the Roche License Agreement, Trimeris is not responsible for any selling and marketing expenses.

During 2009, Trimeris exercised its right under the Prior Development and License Agreement that prevented Roche from adopting a budget for the marketing of FUZEON above a certain limit without Trimeris’ consent. As a result, Trimeris’ share of the collaboration income was not equal to Roche’s share of such collaboration income in the first quarter of 2009.

Roche Development Expenses: Under the Prior Development and License Agreement, development costs for FUZEON were shared equally with Roche. Development typically included certain clinical and preclinical studies performed on a clinical candidate compound, as well as post-marketing commitments related to approved drugs. Roche holds the IND application and the New Drug Application for FUZEON and is responsible for all regulatory issues, maintenance activities and communications with the FDA. Under the Roche License Agreement, Trimeris is not responsible for any development expenses.

Novartis Royalty Payment: Pursuant to the terms of the Settlement Agreement, Trimeris made payments to Novartis for Trimeris’ share of royalties, beginning in the fourth quarter of 2007 through the third quarter of 2010 in the aggregate amount of approximately $2.7 million ($1.5 million was recorded as a reduction to royalty revenue and $1.2 million was recorded as a reduction to collaboration income). Pursuant to the terms of the Settlement Agreement and immediately following execution of the Settlement Agreement, Trimeris made a payment to Novartis in the amount of approximately $2.5 million representing Trimeris’ 50% share of back royalties on sales of FUZEON through March 31, 2010. Trimeris’ share of the payments to Novartis for the remainder of 2010 was approximately $400,000.

Other Costs: Other costs for the year ended December 31, 2010 were lower than the years ended December 31, 2009 and 2008 as a result of an overall reduction in the collaboration activities. Trimeris was responsible for 50% of these costs under the Prior Development and License Agreement. Under the Roche License Agreement, however, Trimeris is no longer responsible for these costs.

Deferred Marketing: On September 23, 2010, Trimeris and Roche entered into the Deferred Marketing Expenses Agreement relieving Trimeris of any obligation to repay certain deferred marketing expenses to Roche. The Deferred Marketing Expenses Agreement relates to the parties’ collaboration for the development and commercialization of FUZEON. Under the Prior Development and License Agreement, Trimeris and Roche had agreed that certain expenses related to the selling and marketing of FUZEON that were incurred by Roche in 2004 would be subject to re-payment by Trimeris, assuming certain terms and conditions were met and Trimeris had recorded the obligation on its balance sheet under the caption “Accrued marketing costs.” Pursuant to the Deferred Marketing Expenses Agreement, Trimeris is no longer obligated to pay these deferred marketing expenses to Roche. As a result, Trimeris eliminated such accrued marketing costs, which resulted in a one-time increase in collaboration income of $18.7 million in the third quarter of 2010.

Costs Exclusive to Trimeris: Costs exclusive to Trimeris for the years ended December 31, 2010, 2009 and 2008 include license fees, based on net sales of FUZEON, paid to the NYBC for the use of certain technology pursuant to a license agreement. Trimeris believes that other costs for 2011 will not exceed the amount incurred in 2010.

Research and Development Expenses

The table below presents Trimeris’ research and development expense for the years ended December 31, 2010, 2009, and 2008.

	Years Ended December 31,			2010 to 2009 Increase (Decrease)	2009 to 2008 Increase (Decrease)
(in thousands)	2010	2009	2008
Total research and development expense	$—	$—	$4,152	$—	$(4,152)

Trimeris no longer incurs any research and development expenses.

Trimeris has had no research personnel as of December 31, 2010, 2009 and 2008.

General and Administrative Expenses

The table below presents Trimeris’ general and administrative expense for the years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,			2010 to 2009 Increase (Decrease)	2009 to 2008 Increase (Decrease)
(in thousands)	2010	2009	2008
Total general and administrative expense	$5,779	$5,516	$7,712	$263	$(2,196)

Total General and Administrative Expense: Total general and administrative expenses increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 as a result of one-time severance costs related to the departure of Trimeris’ CFO and General Counsel mitigated in part by the reduction of general business activities. Total general and administrative expense decreased for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily as a result of decreased rent expenses, employee costs and other expense as a result of reduced headcount and general business activities.

Total general and administrative employees were 3, 4 and 4 at December 31, 2010, 2009 and 2008, respectively. Trimeris expects general and administrative expenses to increase in 2011, when compared to 2010, as a result of incurring costs associated with the Merger.

(Gain)/Loss on Disposal of Equipment

The table below presents the (gain)/loss on the disposal of equipment for the years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,			2010 to 2009 Increase (Decrease)	2009 to 2008 Increase (Decrease)
(in thousands)	2010	2009	2008
(Gain)/loss on disposal of equipment	$—	$(23)	$461	$23	$(484)

The loss on disposal of equipment for 2008 was due to Trimeris writing off all remaining property, furniture, or equipment due to relocating the Trimeris corporate office and shutting down Trimeris’ previous facility.

Reverse Termination Fee, Net

On December 29, 2009, Trimeris announced that Arigene had terminated its tender offer for all of Trimeris’ outstanding shares of common stock because Arigene was unable to secure sufficient financing for purposes of funding the tender offer.

Shortly after entering into the November 17, 2009 amendment to the Arigene Merger Agreement, which extended the expiration date of the tender offer to December 28, 2009, Trimeris obtained payment of the $12 million reverse termination fee payable to Trimeris under the Arigene Merger Agreement. Notwithstanding Arigene’s termination of the tender offer, Trimeris retained the benefit of such fee, net of transaction, advisors’ and legal fees incurred in connection with entering into the Arigene Merger Agreement. As of December 31, 2009, in connection with the transaction, Trimeris incurred approximately $2.3 million in fees and expenses payable to Goldman Sachs and approximately $1 million in legal fees payable to Trimeris’ outside legal advisors.

Other Income (Expense)

The table below presents Trimeris’ other income (expense) for the years ended December 31, 2010, 2009 and 2008.

	Years Ended December 31,			2010 to 2009 Increase (Decrease)	2009 to 2008 Increase (Decrease)
(in thousands)	2010	2009	2008
Interest income	$71	$366	$2,063	$(295)	$(1,697)
Gain/(Loss) on investments	—	298	(1,347)	(298)	1,645
Interest expense	(130)	(257)	(348)	127	91

Total other (expense) income	$(59)	$407	$368	$(466)	$39

Other income (expense) consists of interest income, loss on investments and interest expense. Interest income decreased for the year ended December 31, 2010, due to lower interest rates. Interest income for the year ended December 31, 2009 compared to 2008 was primarily due to lower average cash balances and the interest rate environment. Interest income for 2011 will depend on several factors—primarily Trimeris’ average cash balance and the interest rate environment.

Gain on investments for the year ended December 31, 2009 primarily relates to the higher than expected liquidation value of Trimeris’ investment in money market funds in Bank of America Corporation’s Columbia Strategic Cash Portfolio (the “Fund”). Loss on investments for the year ended December 31, 2008 relates to Trimeris’ investment in the Fund. In December 2007, Columbia Management Group, LLC, the Fund’s manager, determined that the assets of the Fund had declined in fair value and the Fund would no longer seek to maintain a net asset value (“NAV”) of one dollar per share. As a result, the Fund’s NAV began to fluctuate based on changes in the market values of the assets owned by the Fund. The Fund ceased accepting orders for new shares and began an orderly liquidation of Fund assets for distribution to its shareholders. During the third quarter of 2009, Trimeris’ investment in the Fund was liquidated and, as a result, a gain of $241,000 was recorded related to this investment. At December 31, 2008, the Fund’s NAV was $0.8266 per share and Trimeris’ investment was $3.4 million compared to the Fund’s NAV at December 31, 2007 of $0.9874 per share and Trimeris’ investment of $16.2 million. During 2009, Trimeris received $12.8 million of proceeds from liquidating its position in this Fund.

Interest expense relates to the accretion of the excess marketing expenses recorded on the balance sheets as “Accrued marketing costs.” In 2005, Trimeris and Roche agreed to limit Trimeris’ actual cash contribution to the FUZEON selling and marketing expenses in 2004 to approximately $11.2 million, even though Roche spent significantly more than $22.4 million on these expenses during 2004. If certain cumulative levels of sales for FUZEON in the U.S. and Canada were later achieved, Trimeris’ share of the additional expenses incurred by Roche during 2004 would be payable to Roche over several years from that future date. During 2004, Trimeris recorded $15.6 million as part of collaboration loss, which represented the net present value of Trimeris’ estimated share of the expenses that were in excess of approximately $11.2 million. This amount was determined by taking into account the expected timing and terms of payment under the Prior Development and License Agreement, discounted at a risk free interest rate.

Pursuant to the Deferred Marketing Expenses Agreement, Trimeris is no longer obligated to pay these deferred marketing expenses to Roche. As a result, Trimeris recorded a one-time increase in collaboration income of $18.7 million. The total liability of $0 million and $18.5 million at December 31, 2010 and 2009, respectively, is reflected on Trimeris’ balance sheets under the caption “Accrued marketing costs.”

Income Taxes Provision

During the year ended December 31, 2010, Trimeris recorded an income tax provision of $925,000. The expense was due primarily to the current tax expense caused by the imposition of the annual limitation on the use of NOL carryovers as a result of an ownership change under Section 382 of the Code. Trimeris determined that an ownership change occurred during 2008. The effect of this ownership change was the imposition of a $457,000 annual limitation on the use of NOL carryforwards attributable to periods before the change.

Net Operating Loss Carryovers

The Tax Reform Act of 1986 contains provisions, which limit the ability to utilize NOL carryforwards and tax credit carryforwards in the case of certain events including significant changes in ownership interests. If Trimeris’ NOLs and/or tax credits are limited and Trimeris has taxable income, which exceeds the permissible yearly NOL, Trimeris would incur a federal income and/or state tax liability even though NOLs would be available in future years.

At December 31, 2010, Trimeris had NOLs for federal tax purposes of approximately $302.2 million, which expire in varying amounts between 2018 and 2025. Of the $302.2 million of available federal NOLs, the usage is limited to $457,000 per year until 2025 by the rules and regulations under Section 382 of the Code. Trimeris has state net economic losses of approximately $254.2 million, which expire in varying amounts between 2011 and 2020. Trimeris has research and development credits of $10.9 million, which expire in varying amounts between 2013 and 2026. Trimeris has Alternative Minimum Tax (“AMT”) credit carryforwards of approximately $800,000 which are available to reduce regular Federal income taxes, if any, over an indefinite period. The utilization of the research and development credits and the AMT credit carryforwards are limited by the rules and regulations under Sections 382 and 383 of the Code.

During the year ended December 31, 2009, Trimeris recorded a current income tax provision of $6.4 million. The expense was due primarily to higher pre-tax income and the imposition of the annual limitation on the use of NOL carryovers as a result of an ownership change under Section 382 of the Code.

Off-Balance Sheet Arrangements

Trimeris does not have any off-balance sheet arrangements.

Critical Accounting Policies

Trimeris believes the following accounting policies are the most critical to its financial statements. Trimeris believes they are important to the presentation of its financial condition and results from operations, and require the highest degree of management judgment to make the estimates necessary to ensure their fair presentation. Actual results could differ from those estimates.

Revenue Recognition

FASB ASC Topic 605, “Revenue Recognition” (“ASC 605”) summarizes the Financial Accounting Standards Board’s views in applying generally accepted accounting principles to revenue recognition in financial statements. ASC 605 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. Further, ASC 605 requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. Trimeris believes that its revenue recognition policies as described below are in compliance with ASC 605.

Milestone Revenue and Deferred Revenue—Roche

ASC 605 provides guidance that it is appropriate to recognize revenue related to license and milestone payments over the research and development term of a collaboration agreement. Historically, all milestones have been amortized over the patent term associated with these milestones. Under the Roche License Agreement, however, deferred revenue will be accelerated and fully recognized in the second quarter of 2011.

Collaboration Income

Under the Prior Development and License Agreement, Trimeris shared gross profits equally from the sale of FUZEON in the U.S. and Canada with Roche, which was reported as collaboration income or loss in Trimeris’ statements of operations as a component of revenue. Collaboration income or loss was calculated as follows: Total gross sales of FUZEON in the U.S. and Canada was reduced by any discounts, returns or rebates resulting in total net sales. Net sales were reduced by cost of goods sold resulting in gross profit. Gross profit was reduced by selling, marketing and other expenses related to the sale of FUZEON, resulting in operating income or loss. Trimeris’ share of the operating income or loss was then adjusted for certain expenses attributable only to Trimeris and reported as collaboration income as a component of revenue. Revenue was recognized when Roche shipped the product and title and risk of loss passed to wholesalers.

Under both the Prior Development and License Agreement and the Roche License Agreement, Roche is responsible for the manufacture, sales, marketing and distribution of FUZEON. Roche is manufacturing bulk quantities of FUZEON drug substance in its Boulder, Colorado facility and is producing finished drug product from bulk drug substance at other Roche facilities. The finished drug product is then shipped to another Roche facility for distribution. Roche’s sales force is responsible for selling FUZEON. Under both the Prior Development and License Agreement and the Roche License Agreement, Trimeris does not and did not have the ability or right to co-market this drug or field its own FUZEON sales force. All third-party contracts for manufacturing, distribution, sale, and reimbursement are between Roche and the third party. Trimeris is not a party to any of the material contracts in these areas.

Under the Roche License Agreement, Trimeris receives only royalty revenue based upon FUZEON sales and will no longer receive collaboration income or loss.

Royalty Revenue

Under the Prior Development and License Agreement, Trimeris received royalties from Roche on sales of FUZEON in countries outside of the U.S. and Canada. Roche was and remains responsible for all activities related to FUZEON outside of the U.S. and Canada, including regulatory, manufacturing, sales and distribution. These royalties were recognized as revenue when the sales were made by Roche. To calculate the royalty revenue, an 8% distribution charge was deducted from Roche’s reported net sales, and Trimeris received a royalty on the adjusted net sales amount. The royalty rate reported by Trimeris in its quarterly reports for periods ending on or before June 30, 2010 was 12%. The royalty rate paid to Trimeris will be 16% for all worldwide net sales of FUZEON and the distribution charge deducted from Roche’s reported net sales will be 5.5% beginning on January 1, 2011 in accordance with the Roche License Agreement.

Calculation of Compensation Costs for Stock Options Granted to Employees

In December 2004, FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”) was issued. ASC 718 requires that the cost resulting from all share-based payment transactions be recognized as a charge in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. The primary estimate Trimeris makes in connection with the calculation of this expense is the forfeiture rate of those options granted. The future volatility of Trimeris’ stock price and the term of those options granted are estimates used in calculating the value of the stock options in the Black-Scholes option-pricing model. Trimeris first segments the grantee population into like pools. For each pool Trimeris then estimates the future volatility based on the historical volatilities. A higher volatility would result in greater compensation costs, and a lower volatility would result in lower compensation costs for these stock options. For each pool Trimeris also estimates the forfeiture rate based on historical forfeiture rates. A higher forfeiture rate would result in less compensation costs, and a lower forfeiture rate would result in higher compensation costs. Additionally, for each pool Trimeris estimates the term of the options. A longer term would result in greater compensation costs, and a shorter term would result in lower compensation costs for these stock options.

Capitalization of Patent Costs

The costs of patents are capitalized and are amortized using the straight-line method over the estimated remaining lives of the patents, either 17 years from the date the patent is granted or 20 years from the initial filing of the patent, depending on the patent. These costs are primarily legal fees and filing fees related to the prosecution of patent filings. Trimeris performs a continuous evaluation of the carrying value and remaining amortization periods of these costs. In the event future expected benefits to be derived from any patents are less than their carrying value, the related costs would be expensed at that time. During the fourth quarter of 2008, Trimeris determined that all patents related to T-1249 should be written off. T-1249 is a second-generation HIV fusion inhibitor which Trimeris is no longer developing. It is Trimeris’ intention to maintain all patent protection over its most recent HIV fusion inhibitor TRI-1144. The amount of the write-off was approximately $1.2 million and is included in research and development expense.

Advanced Payment—Roche

Trimeris was making advance payments to Roche for Trimeris’ share of the cost of the capital improvements made at Roche’s Boulder manufacturing facility where FUZEON drug substance is produced. In 2005, Trimeris reached an agreement with Roche whereby Trimeris was required to pay Roche for Trimeris’ share of the capital invested in Roche’s manufacturing facility over a seven-year period ending 2009. Under the terms of the agreement, Trimeris’ contribution to the capital improvements made at the Boulder manufacturing facility was reviewed on an annual basis using sales data from the previous four quarters. During the first quarter of 2008, Trimeris and Roche reviewed the appropriate sales data resulting in a change to Trimeris’ share of the capital investment from approximately $12.8 million to approximately $12.1 million. At December 31, 2009, Trimeris had paid the total $12.1 million contribution and no further capital improvement payments were expected to become due. These payments, net of charges to cost of goods sold as the related inventory was sold, were recorded as an asset on Trimeris’ balance sheets under the caption “Advanced payment—Roche.” Prior to the execution of the Roche License Agreement, this asset was amortized based on the units of FUZEON sold during the collaboration period in order to properly allocate the capital investment to cost of goods sold as the related inventory is sold in future periods and had a remaining useful life of approximately 11 years. The carrying value of this asset had been evaluated annually for impairment or if an event occurs that triggers impairment.

Income Taxes

Trimeris accounts for income taxes under the asset and liability method in accordance with FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Trimeris adopted the provisions of ASC 740 on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with ASC 740. ASC 740 prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain income tax position on an income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition requirements.

In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. This includes Trimeris’ determination that it is subject to the limitations of Section 382 of the Code beginning in 2008. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. Although Trimeris believes the estimates made in connection with calculations are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the income tax provisions and accruals.

As part of Trimeris’ financial reporting process, Trimeris must assess the likelihood that its deferred tax assets can be recovered. Unless recovery is more likely than not, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets and taxable income in future years. Trimeris’ judgment regarding future taxable income may change due to future market conditions, changes in U.S. tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Trimeris has established a valuation allowance against most of its deferred tax assets due to the uncertainty surrounding the realization of such assets.

Recently Issued Accounting Pronouncements

None.

SYNAGEVA’S BUSINESS

Overview

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical needs. Synageva’s management team is experienced in the development and commercialization of drugs for diseases with small patient populations, including clinical and translational research, working with payors to establish reimbursement and designing and building commercial organizations to reach highly specialized physicians to facilitate patient identification. The rare disease field has smaller patient populations and a close community of experts. Members of the Synageva management team have long-standing relationships with many of these experts based on prior leadership roles on most of the novel protein therapeutics marketed for ultra-rare diseases, including Cerezyme, Myozyme, Fabrazyme, Aldurazyme, and Soliris. Based on these relationships, these experts are working with Synageva on clinical development initiatives to advance SBC-102 and its other pipeline programs, which are a prerequisite to commercial success.

Product development in the rare disease space has several potential advantages over other areas of pharmaceutical development. Often rare diseases have no or very limited therapeutic alternatives and thus represent significant unmet medical need. Many rare diseases are a result of specific genetic mutations that impact the expression or function of a specific protein. As a result, animal models of these diseases are very relevant, and the translation of a product’s effects in animal models to effects in human patients has been very high. In addition, the genetic basis of many of these rare disorders can aid in a definitive diagnosis through the identification of specific mutations in human patients, and the care of these patients is usually handled by a small number of specialized physicians. The rapidly evolving field of human genetics and DNA sequencing technology is expected to further facilitate efforts to identify patients in the future. All of these factors can help provide comfort to regulatory agencies, and thus clinical development timelines for rare diseases are often significantly shorter and less expensive than for other more common diseases.

One factor that has been a significant limitation to the development of treatments for some of these rare diseases has been the ability to manufacture and supply proteins with the necessary post-translational modifications required for their uptake in appropriate cells to correct the protein deficiency using existing conventional protein manufacturing systems. Synageva believes that its proprietary protein production platform has the ability to address some of these difficulties and potentially provides a unique opportunity for Synageva in the rare disease space.

SBC-102, recombinant human LAL, is Synageva’s most advanced program in the rare disease space. Synageva believes that this lead program will offer patients and health care practitioners a unique therapy to treat LAL Deficiency, which is a rare, devastating genetic disease that causes significant morbidity and mortality. There are currently no approved treatments for LAL Deficiency. LAL Deficiency is an autosomal recessive lysosomal storage disorder that is caused by a marked decrease or almost complete absence of the LAL enzyme. Although a single disease, LAL Deficiency presents as a clinical continuum with two major phenotypes, early onset LAL Deficiency, frequently referred to as Wolman Disease, and late onset LAL Deficiency, frequently referred to as CESD. The marked reduction of LAL activity in patients with LAL Deficiency leads to the accumulation of lipids in various tissues and cell types. This leads to a range of abnormalities, including enlargement of the liver and spleen, severe liver dysfunction, liver fibrosis, cirrhosis, and ultimately hepatic failure as well as severe malabsorption. Early onset LAL Deficiency is characterized by malabsorption, significant growth failure, and hepatic failure and is usually fatal within the first year of life. In late onset LAL Deficiency, liver involvement and type II hyperlipidemia (high cholesterol and triglycerides) dominate the clinical picture. Sandro Muntoni, an Italian physician who performed the Muntoni Study concluded that approximately 25 individuals per million lives are affected by the genetic abnormality associated with LAL Deficiency. This incidence rate is comparable to Gaucher Disease, Fabry Disease and Pompe Disease, which are also lysosomal storage disorders. In addition, as evidenced in the Pisciotta Article, cases of late onset LAL Deficiency with at least one copy of a common genetic mutation that is associated with a majority of published cases of late onset LAL Deficiency have been reported from a number of different countries.

As a therapeutic approach, the medical value and long-term safety of enzyme replacement therapy established initially for Gaucher Disease has now been demonstrated for other lysosomal storage disorders, including Pompe Disease and Fabry Disease and MPS I, II and VI. In addition, it is generally accepted that preclinical proof of concept in the relevant genetic model for enzyme replacement therapies for lysosomal storage disorders is highly predictive of clinical effectiveness. Published examples of preclinical efficacy data in an animal model of a lysosomal storage disorder predicting clinical efficacy for products that have been subsequently approved include the Schull Article, the Byers Article, the Kikuchi Article, and the Ioannou Article. In a rat model of LAL Deficiency that demonstrates many of the abnormalities of the human disease, including elevated liver enzymes, organomegaly, and growth failure leading to rapidly premature death, SBC-102 has demonstrated significant efficacy.

SBC-102 has been granted Orphan Drug Designations by the FDA and EMA and a Fast Track Designation by the FDA, and Synageva has received regulatory clearance in the U.S. and EU to conduct clinical trials in patients with LAL Deficiency. In February 2011, Synageva initiated Phase I/II clinical trials for SBC-102 and in May 2011 began enrolling patients into its Phase I/II studies to evaluate the safety and tolerability of SBC-102 in adult patients with liver dysfunction due to late onset LAL Deficiency and its Phase I/II study in children with growth failure due to early onset LAL Deficiency. SBC-102 is currently being dosed in humans as part of its global clinical development plan. Synageva also plans to initiate a global trial to evaluate the long-term safety and efficacy of SBC-102 in both adults and children with the late onset form of LAL Deficiency. Additionally, Synageva has initiated natural history studies in approximately 20 countries. These studies will be used to investigate and characterize key aspects of the clinical course of LAL Deficiency to inform the evaluation and care of affected patients and to provide a reference for pivotal studies of SBC-102 by identifying appropriate clinical endpoints.

In addition to the patients with LAL Deficiency enrolled in clinical trials, an infant with the disease has received treatment with SBC-102 on a compassionate use basis. The infant, who presented with growth failure, anemia and progressively increasing serum transaminases prior to beginning treatment, has now received weekly infusions for 4.5 months. The infant continues to receive SBC-102, and is demonstrating substantial improvements in growth rate, liver function tests (reduction in serum transaminases), and other disease-related abnormalities consistent with Synageva’s preclinical data for SBC-102.

In addition to SBC-102, Synageva is also progressing protein therapeutic programs for other rare diseases, which are at various stages of preclinical development. These include two enzyme replacement therapies for other lysosomal storage disorders and two programs for other rare life-threatening conditions. These protein therapeutic programs were selected based on scientific rationale, unmet medical need within the patient population, potential to substantially impact disease course, and strategic alignment with Synageva’s corporate and commercial efforts, including a potentially significant commercial opportunity. Synageva believes its other programs, SBC-103, 104, 105, and 106, also have the potential to present patients and health care practitioners with effective therapies to treat the rare and devastating diseases targeted by these programs. Like LAL Deficiency, these diseases are characterized by significant morbidity and mortality, currently have high unmet medical need and are conditions in which protein replacement treatment has the potential to have a meaningful impact on disease progression.

The most advanced of these additional programs is SBC-103, an enzyme replacement therapy for MPS IIIB. This enzyme is a recombinant form of human NAGLU. There is currently no approved therapy available for MPS IIIB. Similar to LAL Deficiency, MPS IIIB is an autosomal recessive lysosomal storage disease that may affect as many as eight individuals per million lives. While initially appearing unaffected, children born with MPS IIIB usually present with a slowing of development and/or behavioral problems around two years of age, followed by progressive intellectual decline and immobility with complete dependency on care providers. The life-span of an affected child does not usually extend beyond late teens to early twenties. Preliminary characterization of the enzyme produced using Synageva’s production platform demonstrates favorable uptake properties compared to previously published attempts to produce this enzyme using standard cell culture based approaches. Synageva has not yet received approval to market this product, and is not currently commercializing any other products.

Synageva’s business focus on products for rare diseases was established in 2008 with the appointment of Sanj K. Patel as President and Chief Executive Officer and his redirection of the company. This change represented a substantial shift in the business strategy of the original company, AviGenics, inc., which was founded in 1996 and was focused on the development of a novel protein production technology. Today, Synageva’s protein therapeutics are produced using this proprietary expression system based on over 15 years of research and clinical development. Synageva’s proprietary expression technology is highly capital efficient, thus allowing the rapid initiation and simultaneous advancement of multiple programs, enabling Synageva to cost-effectively perform initial investigations of programs in additional disease areas. The proprietary expression system has allowed Synageva to create the current pipeline of product candidates and provides the ongoing opportunity to renew and expand its portfolio with additional products at a rate that far outpaces what would be possible using existing protein expression technologies.

Synageva’s Strategy

Synageva’s goal is to develop and market therapies for patients with life-threatening rare diseases. Key elements of its strategy include:

•

Advance SBC-102 toward regulatory approval and successful commercialization for the treatment of LAL Deficiency. No treatments are approved for this severe and life-threatening lysosomal storage disorder, and Synageva’s most important near-term objective is to advance its first-mover SBC-102 program toward regulatory approval and successful commercialization. Synageva has established a medical affairs effort to assist in identifying and enrolling patients and to build upon the existing connections it has within the physician community. This group will take on medical education support upon SBC-102 marketing approval. Synageva has also established an initial commercial team that, in addition to supporting the efforts of medical affairs, is focused on laying the groundwork necessary for the successful launch of an ultra-orphan product. Upon approval, Synageva expects to market SBC-102 globally with initial focus on the U.S., EU, Japan, and Brazil.

•

Continue to develop other pipeline programs. Synageva believes that it is important to maintain a diverse pipeline of product candidates to sustain future growth. Synageva plans to advance current pipeline programs and in addition has the ability to efficiently add new research programs targeting other rare life-threatening conditions.

•

Enter into strategic partnerships to generate capital and supplement Synageva’s internal resources. When establishing strategic collaborations, Synageva seeks to leverage its expertise in both product development for rare diseases and its production technology. Synageva will consider collaborations in rare diseases at appropriate stages in the drug development process. In addition, in selective instances Synageva may also consider collaborations to provide access to the company’s proprietary expression platform to other companies interested in the development of products outside of Synageva’s areas of interest.

In order to achieve these strategic objectives, Synageva has, and will remain, focused on hiring and retaining a highly skilled management team that has extensive experience and specific skill sets relating to the selection, development and commercialization of therapies for life-threatening rare diseases. Members of the current management team have prior leadership responsibility for most of the protein therapeutics approved for ultra-rare diseases to date. Synageva intends to continue its efforts to build and expand this team as it aggressively grows its business. This strategy is intended to allow Synageva to build medical and financial value for patients and stockholders, respectively, by capitalizing on its translational and drug development capabilities and commercial expertise in rare diseases and by leveraging its robust manufacturing platform and supply capabilities.

SBC-102

Disease Overview

LAL Deficiency is an autosomal recessive lysosomal storage disorder caused by a marked decrease in the activity of the native LAL enzyme, which plays a key role in the degradation and metabolism of cholesteryl esters and triglycerides. The significant reduction of LAL activity in these patients leads to the accumulation of these lipids in various tissues and cell types. The organ most affected by the disease is the liver, leading to substantial enlargement and dysfunction with progression to liver failure. Other affected organs include the spleen, as well as the small intestine, leading to profound malabsorption. Similar to other lysosomal storage diseases such as Pompe Disease, LAL Deficiency is a single disease that presents as a clinical continuum with two major phenotypes, early onset LAL Deficiency, frequently referred to as Wolman Disease, and late onset LAL Deficiency, frequently referred to as CESD. Early onset LAL Deficiency is characterized by malabsorption, growth failure, and hepatic failure and is usually fatal within the first year of life. In late onset LAL Deficiency, liver involvement and type II hyperlipidemia dominate the clinical picture. As described above, the Muntoni Study concluded that approximately 25 individuals per million lives are affected by known genetic abnormalities that lead to LAL Deficiency. In addition, as evidenced in the Pisciotta Article, cases of late onset LAL Deficiency with at least one copy of a common genetic mutation that is associated with a majority of published cases of late onset LAL Deficiency have been reported from a number of different countries. This incidence rate is comparable to that of Gaucher Disease, Fabry Disease, and Pompe Disease, which are other lysosomal storage disorders for which enzyme replacement therapies have been approved and successfully marketed. There are currently no approved treatments for LAL Deficiency.

SBC-102 has demonstrated efficacy in a highly relevant disease model and it is generally accepted that proof of concept for enzyme replacement therapies for lysosomal storage disorders is highly predictive of clinical effectiveness. For most other diseases, preclinical models are recognized as having limited value in assessing the probability of clinical efficacy in humans. The situation is different in enzyme replacement therapies for lysosomal storage disorders. In these storage diseases, where animal models have been developed, the missing protein performs a similar function in the animal as it does in humans and replacement of the missing enzyme corrects the disease-related abnormalities. Published examples of preclinical efficacy data in an animal model of a lysosomal storage disorder predicting clinical efficacy for products that have been subsequently approved include the Schull Article, the Byers Article, the Kikuchi Article, and the Ioannou Article. SBC-102 has also demonstrated such efficacy in a highly relevant in vivo disease model and is currently being dosed in humans as part of its global clinical development plan. In addition, the medical value and long-term safety of enzyme replacement therapy first established for Gaucher Disease has now been extended to a broader range of disorders, including Pompe Disease, Fabry Disease, and MPS I, II, and VI.

SBC-102 has been granted Orphan Drug Designations by the FDA and EMA, and Synageva has received regulatory clearance in the U.S. and EU to conduct clinical trials in patients with late and early onset LAL Deficiency. Additionally, due to the severity of LAL Deficiency, the FDA granted SBC-102 Fast Track Designation which allows for an expedited regulatory review for the product. In February 2011, Synageva initiated Phase I/II clinical trials for SBC-102 and in May 2011 began enrolling patients in two Phase I/II studies to evaluate the safety and tolerability of SBC-102 in adult patients with liver dysfunction due to late onset LAL Deficiency and in children with growth failure due to early onset LAL Deficiency. Synageva also plans to initiate a global trial to evaluate the long-term safety and efficacy of SBC-102 in both adults and children with the late onset form of LAL Deficiency. Additionally, Synageva has initiated natural history studies in approximately 20 countries for LAL Deficiency. These studies will be used to investigate and characterize key aspects of the clinical course of the disease to inform the evaluation and care of affected patients and to provide a reference for pivotal studies of SBC-102 by identifying appropriate clinical endpoints.

Early Onset LAL Deficiency

According to an article by Meikle, PJ, et al., in the Journal of the American Medical Association in 1999, early onset LAL Deficiency presents shortly after birth with predominant gastrointestinal and liver involvement and has an estimated incidence of approximately two individuals per million lives. This form of the disease is the most rapidly fatal of LAL Deficiency and is characterized by growth failure, malabsorption, steatorrhea, and liver enlargement. These patients usually die within the first year of life. In this form of LAL Deficiency, growth failure, which is caused by a number of mechanisms, including a marked reduction in the capacity of the gastrointestinal tract to absorb nutrients, is the predominant clinical feature and a key contributor to the early mortality. Hepatic involvement, as evidenced by liver enlargement and elevation of transaminases, is also common and is very similar to that described in other patients across the LAL Deficiency continuum.

In the absence of approved therapies for LAL Deficiency, supportive therapies are used in an attempt to mitigate some of the effects of this rapidly fatal disease. Although some stabilization of the clinical condition has been described with nutritional support, these interventions are not believed to substantially modify the outcome in affected patients. As there is presently no effective treatment (including enzyme replacement therapy) for LAL Deficiency, patients with early onset LAL Deficiency are sometimes offered experimental therapy with hematopoietic stem cell transplantation. Based on information, presented in a chapter by Assmann, G. and Seedorf, U. in the The Metabolic and Molecular Bases of Inherited Disease edited by A. Beaudet et al., early onset LAL Deficiency remains almost universally fatal.

Late Onset LAL Deficiency

Late onset LAL Deficiency presents with predominant liver involvement and type II hyperlipidemia (high cholesterol and triglycerides), and is the more common form of LAL Deficiency with an estimated incidence of 25 individuals per million lives. The liver and spleen are the most severely affected organs with marked organ enlargement, elevation of transaminases and severe liver fibrosis progressing to cirrhosis. Cardiovascular involvement is characterized by dyslipidemia (high cholesterol, high triglycerides and low high-density lipoprotein) with early onset vascular disease due to accumulation of lipid deposits in artery walls. The presentation of late onset LAL Deficiency is highly variable with some patients going undiagnosed until complications manifest in late adulthood, while others can present with liver dysfunction in early childhood. Late onset LAL Deficiency is associated with significant ill health and while the natural history is not well described, there is evidence that life expectancy is reduced with premature death due to liver, cardiovascular and vascular complications including strokes. This evidence includes case reports described by Beaudet, A, et al., in The Journal of Pediatrics in 1977, Cagel, et al., in American Journal of Medical Genetics in 1986, Elleder, et al., in Journal of Hepatology in 2000, and Riva, et al., in Digestive and Liver Disease in 2008.

Although no approved therapies are available for treatment of LAL Deficiency, palliative care is sometimes used to try to mitigate some of the effects of the disease. These treatments are mainly focused on control of plasma lipid levels through diets that exclude foods rich in cholesterol and triglycerides and suppression of cholesterol synthesis and apolipoprotein B production through administration of statins and other lipid lowering therapies. As described in the medical literature, including in the case study by Di Bisceglie, A., et al., published in Hepatology, Volume 11, Issue 5, 1990, although some improvement may be seen in serum lipid levels, the underlying disease manifestations persist and disease progression still occurs. As the disease progresses, this can lead to a need for liver transplantation or death.

SBC-102 Pharmacology

SBC-102 is a recombinant human LAL. This enzyme is responsible for the metabolism of cholesteryl esters and triglycerides that are delivered to lysosomes by a variety of routes, including low-density lipoprotein receptor mediated endocytosis. SBC-102 is produced by recombinant DNA technology in egg white (“EW”) using Synageva’s proprietary protein manufacturing platform. The protein contains glycan structures which are specifically recognized and internalized via receptors into key target cells. LAL Deficiency has parallels with Gaucher Disease, as both require effective macrophage targeting. Unlike certain other approved enzyme replacement therapies, however, SBC-102 does not require additional processes during manufacturing to either modify glycan synthesis or remove terminal glycans to allow for the correct glycan ligands for macrophage uptake. In addition, levels of mannose-6-phosphate that enable efficient uptake into other cell types are higher in SBC-102 than described in other forms of recombinant LAL produced using cell culture based manufacturing platforms. In November 2010, Synageva reported data from preclinical studies of SBC-102 demonstrating uptake and localization to lysosomes into key cell types, including macrophages and fibroblasts.

Preclinical Development

Synageva reported data from preclinical studies of SBC-102 at the American Society of Human Genetics meeting in November 2010, which demonstrated SBC-102’s efficacy in a disease model of LAL Deficiency.

SBC-102 reduced lipid substrate levels in diseased tissues and corrected disease-related abnormalities associated with LAL enzyme deficiency, including growth failure and liver pathology. The liver histology and gross pathology pictures shown below in Figure 1 are representative of the data presented. The photomicrograph of the untreated liver on the left shows marked disruption of liver structure due to the abnormal accumulation of lipids in the Kupffer cells. The significant expansion of these cells results in the pale, mottled appearance of the tissue. There is also damage to the tissue around the periportal tract resulting in fibrosis. The tissue abnormalities are also seen in the picture of the whole untreated liver on the left. It is enlarged and pale in color due to the accumulated lipids. In the photomicrograph of the SBC-102 treated liver on the lower right, the pathological abnormalities have been corrected and normal liver architecture has been restored. This is demonstrated by the smooth, uniform appearance of the tissue. The picture of the whole SBC-102 treated liver on the right is consistent with the histological findings with a normal appearance due to the reduction in the lipid accumulation.

Untreated liver histology and gross pathology showing tissue abnormality due to lipid accumulation	SBC-102 treated liver histology and whole organ showing normalization of tissue structure

Figure 1. Effect of SBC-102 on liver morphology

Additional data was reported at the European Society for the Study of Liver Disease meeting in March 2011 and the European Society for Pediatric Gastroenterology, Hepatology and Nutrition meeting in May 2011. These studies reported that weekly (“qw”) and every other week (“qow”) administration of SBC-102 improved growth, decreased LAL substrate content in affected organs and normalized liver pathology in association with decreases in liver size and in serum transaminases and reversal of liver histopathologic findings. As shown in the figures below, detailed dose response analysis in a LAL deficient animal model has established a range of effective qw and qow doses supporting dose selection in clinical studies. These data demonstrate that doses equal to or greater than 1 mg/kg qow are highly effective in reducing lipid accumulation in the liver, which is the organ predominantly affected in late onset LAL Deficiency. For growth failure, which is characteristic of patients with early onset LAL Deficiency, maximum efficacy is seen at doses equal to or greater than 3 mg/kg qw.

Figure 2. SBC-102 dose dependent reduction of cholesteryl esters from the liver in a LAL deficient animal model

Figure 3. SBC-102 dose dependent restoration of growth in a LAL deficient animal model, qw dosing

These studies establish proof of concept for SBC-102 as an enzyme replacement therapy for LAL Deficiency. In contrast to preclinical testing of most other experimental therapies, it is generally accepted that efficacy for this class of therapies in lysosomal storage disorder disease models is highly predictive of clinical effectiveness. In these storage diseases, where animal models have been developed, the missing protein performs a similar function in the animal as it does in humans and replacement of the missing enzyme corrects the disease-related abnormalities. Published examples of preclinical efficacy data in an animal model of a lysosomal storage disorder predicting clinical efficacy for products that have been subsequently approved include the Schull Article, the Byers Article, the Kikuchi Article, and the Ioannou Article.

Synageva has also conducted toxicology studies to support initiation of human dosing. There were no meaningful toxicological findings in four-week repeat dose toxicology studies in the rat and monkey administered intravenous (“IV”) infusions of SBC-102 at doses up to 50 mg/kg once weekly. In a six-month repeated dose toxicity study in monkeys administered once-weekly IV infusions of SBC-102 at doses of 3 mg/kg, 10 mg/kg or 30 mg/kg (five males and five females per dose group), or placebo infusions (five males, five females), SBC-102 was well tolerated in monkeys at dose levels up to 30mg/kg per dose, which suggests a lack of safety concerns for long-term dosing with SBC-102.

Clinical Development

Synageva is pursuing a development strategy for SBC-102 that includes clinical trials in patients with both early and late onset LAL Deficiency. The overall goals of the program are to assess safety and tolerability in a broad population of patients, including infants, children, and adults, and to demonstrate clinically meaningful effects on the medical complications of LAL Deficiency. Consistent with study protocols for marketed products for other rare diseases such as Fabrazyme and Myozyme, Synageva anticipates that the patient numbers required for the SBC-102 clinical program will be small. Synageva has gained Fast Track Designation for the Biologic License Application (“BLA”) for SBC-102 that it intends to file with the FDA if clinical trials are successful.

In December 2010, Synageva filed an IND application with the FDA for late onset LAL Deficiency and submitted clinical trial applications for both late and early onset LAL Deficiency with the UK Medicines and Healthcare Products Regulatory Agency in January 2011. Clinical studies for these indications have now been initiated and enrollment of patients has begun.

Unlike most common diseases where clinical familiarity exists, many aspects of the clinical presentation, disease progression (including mortality and key morbidities) and response to treatment are poorly understood for rare diseases. Two key factors are responsible for these differences. First, the rarity of the disease often limits a physician’s clinical experience to a single case. Secondly, the historical absence of any effective therapy reduces the interest and research funding available to support coordinated investigation of the disease. The development of a new potential therapy requires accurate knowledge of the natural course of a disease to support patient diagnosis, endpoint selection and to provide historical data on mortality and morbidity. These are required to inform the evaluation and care of affected patients and to provide a reference for efficacy studies of enzyme replacement or other novel therapies. In order to generate this historical context for LAL Deficiency in support of the SBC-102 development program, Synageva is currently running two clinical study protocols in approximately 20 countries requiring case record review of patients with early and late onset LAL Deficiency. These natural history studies will be used to investigate and characterize key aspects of the clinical course of the disease, to inform the evaluation and care of affected patients and to provide a reference for efficacy studies of SBC-102 by identifying appropriate clinical endpoints.

In addition to the patients with LAL Deficiency enrolled in clinical trials, an infant with the disease has received treatment with SBC-102 on a compassionate use basis due to the life-threatening nature of the disease. Prior to treatment, the infant exhibited the classic symptoms of Wolman Disease (early onset LAL Deficiency), including anemia, increasingly abnormal liver function tests, and growth failure. The infant began receiving SBC-102 in April 2011 at the age of four months and the patient has so far received 4.5 months of treatment with no complications and continues to receive treatment with SBC-102. The infant is demonstrating substantial improvements in growth rate, liver function tests (reduction in serum transaminases), and other disease-related abnormalities consistent with Synageva’s preclinical data for SBC-102. It is anticipated that this patient will be enrolled into an extension study as part of the clinical trial program.

The current and planned clinical trials for SBC-102 are:

•

Phase I/II Open Label Dose Escalation Study in Adult Patients with Liver Dysfunction Due to LAL Deficiency. In May 2011, Synageva initiated a four week study to evaluate the safety and tolerability of SBC-102 administered weekly in patients with liver dysfunction due to late onset LAL Deficiency. This study will also characterize the pharmacokinetics of SBC-102 delivered by IV infusion. The study is expected to enroll a total of approximately nine patients at multiple centers in the U.S. and Europe.

•

Phase I/II Open Label Repeat Dose Escalation Study in Children with Growth Failure Due to LAL Deficiency. In 2011, Synageva also initiated a 16 week study to evaluate the safety and tolerability of SBC-102 in children with growth failure due to early onset LAL Deficiency. This study will also determine the effect of SBC-102 on growth and explore pharmacokinetics of SBC-102 and change in pharmacodynamics markers in this population. This study is expected to enroll a total of approximately eight patients at multiple centers in the U.S. and Europe. U.S. sites are expected to join this study once the adult safety and tolerability study has been reviewed by the FDA. As early onset LAL Deficiency has nearly a zero percent survival rate at one year of age, enrollment in this study is contingent on timely identification of newly diagnosed cases.

•

Planned Study in Subjects with Liver Dysfunction due to LAL Deficiency. Synageva is planning to initiate a trial to evaluate the safety and efficacy of SBC-102 in both adults and children with late onset LAL Deficiency. In this study, Synageva plans to investigate two doses of SBC-102 to define dosing requirements for approval and commercialization. The study is expected to enroll patients at multiple centers in the U.S. and Europe. Currently, Synageva expects to initiate this study in the second half of 2012.

Synageva has currently enrolled a total of four patients in its Phase I/II studies of SBC-102. In addition to these trials, extension studies are planned for all patients enrolled into the SBC-102 development program in order to support requirements for long-term safety and to provide patients ongoing access to drug product. Patients in these extension studies will continue on therapy until BLA approval of SBC-102, if received.

Regulatory

SBC-102 has been granted Orphan Drug Designation by the FDA, and Synageva has received regulatory clearance in the U.S. to conduct clinical trials in adult patients with LAL Deficiency. U.S. Orphan Drug Designation is granted to a product that treats a rare disease, a condition that affects fewer than 200,000 Americans. As a result of the Orphan Drug Designation, Synageva is eligible to receive a number of benefits, including access to grant funding for clinical trials, tax credits, waiver of the FDA filing and registration fees, and seven years of market exclusivity if approval is received. Additionally, due to the severity of LAL Deficiency, the FDA granted SBC-102 Fast Track Designation which allows for an expedited regulatory review for the product.

SBC-102 has also been granted Orphan Drug Designation by the EMA, and Synageva has received regulatory clearance in key countries in the EU to conduct clinical trials in patients with late and early onset LAL Deficiency. The EMA’s Orphan Drug Designation is given to therapies that treat rare diseases, defined as conditions that affect no more than five in 10,000 persons in the EU. As a result of the EMA Orphan Drug Designation, Synageva is eligible to receive access to protocol assistance, direct access to centralized marketing authorization, up to 10 years of marketing exclusivity if approval is received, fee reductions or exemptions, and other national incentives. Under the EU Pediatric Regulations established in 2007, SBC-102 may be eligible for an additional two years of market exclusivity.

Commercialization

LAL Deficiency is a lysosomal storage disorder, and like other storage diseases such as Gaucher Disease, Fabry Disease, and Pompe Disease, affects a very small patient population hallmarked by unmet medical need, substantial morbidity and increased risk of mortality. As indicated in the table below, Cerezyme, Fabrazyme, Myozyme and Soliris are ultra-orphan drugs that provide precedent for the ability to commercialize a breakthrough treatment for an ultra-rare medical condition. Members of Synageva’s management team have previously held leadership roles in the successful development and commercialization for all four of these precedent products.

Drug	SBC-102	Cerezyme	Fabrazyme	Myozyme	Soliris
Indication	LAL Deficiency	Type I Gaucher Disease	Fabry Disease	Pompe Disease	PNH
Estimated Prevalence	1 in 40,000	1 in 59,000 to 86,000	1 in 40,000 to 476,000	1 in 40,000 to 146,000	1 in ~77,000

Table 1. A sampling of ultra-orphan products and their associated incidence and revenue

LAL Deficiency is an ultra-rare disorder that falls within the scope of metabolic specialists and hepatologists. Liver complications such as fibrosis, cirrhosis and liver failure dominate the late onset form, and patients may resemble those with other, more common diseases such as non-alcoholic fatty liver disease or non-alcoholic steatohepatitis. Similar to other lysosomal storage disorders, increased disease awareness and improvements in diagnosis supported by the patient and physician communities are critical for identifying patients and facilitating treatment. Synageva is in the process of engaging the physician and patient communities to establish a registry that will encourage involvement of all parties to raise awareness of and interest in LAL Deficiency. These include metabolic, hepatic, and lipid physician specialists and the LAL Solace, National Organization for Rare Disorders, Eurordis and CLIMB patient groups.

The diagnosis of late onset LAL Deficiency patients is anticipated to begin with the hepatologists’ clinical diagnosis aided by the use of differentiating biochemical markers, including abnormal lipid profile and confirmed by a simple blood test for the LAL enzyme. Synageva makes available to individuals information regarding which laboratories perform these tests and the procedures required for submitting a specimen. Adrenal calcification noted during investigations for gastrointestinal symptoms and growth failure allows for the rapid diagnosis of early onset LAL Deficiency patients. Presently, early onset patients usually receive care in a tertiary academic medical center.

Synageva’s commercial strategy for SBC-102 focuses on four imperatives: (i) facilitating diagnosis, (ii) generating prescriptions, (iii) supporting treatment, and (iv) ensuring coverage. By aligning resources against these imperatives, Synageva believes that its commercial footprint will be efficient and scaled to a highly specialized market niche. Similar to other companies with such specialized call points, Synageva’s current plans for resourcing the commercialization effort for SBC-102 include a small number of highly specialized field-based representatives supported by a specialized organization in-house. The past experience of members of Synageva’s management team in leading commercial efforts for ultra-rare products highlights the value of recruiting professionals who have experience with these specialized and focused physician and patient communities. The planned commercial organization is being developed to initially address the needs and opportunities for the North American, European, Latin American, and Asia Pacific regions.

Other Programs

In addition to SBC-102, Synageva is also progressing protein therapeutic programs for other rare diseases, which are at different stages of preclinical development. These include two enzyme replacement therapies for other lysosomal storage disorders and two programs for other rare life-threatening conditions. These protein therapeutic programs are selected based on scientific rationale, unmet medical need within the patient population, potential to substantially impact disease course, and strategic alignment with Synageva’s corporate and commercial efforts, including a potentially significant commercial opportunity.

Synageva believes its other programs, SBC-103 through 106, also have the potential to present patients and health care practitioners with effective therapies to treat the rare and devastating diseases targeted by these programs, which, like LAL Deficiency, are characterized by significant morbidity and mortality. The most advanced of these additional programs is SBC-103, an enzyme replacement therapy for MPS IIIB. This enzyme is a recombinant form of NAGLU. Similar to LAL Deficiency, MPS IIIB is an autosomal recessive lysosomal storage disease that may affect as many as eight individuals per million lives. While initially appearing unaffected, children born with MPS IIIB usually present with a slowing of development and/or behavioral problems around two years of age, followed by progressive intellectual decline and immobility with complete dependency on care providers. The life-span of an affected child does not usually extend beyond late teens to early twenties. Recent systematic studies using mutation based approaches have also revealed that MPS IIIB can demonstrate a large variability in the course of the disease, with a substantial number of additional patients with an attenuated phenotype with longer lasting, stable intellectual disability followed by regression later in life. Preliminary characterization of the enzyme produced using Synageva’s production platform demonstrates favorable uptake properties compared to previously published attempts to produce this enzyme using cell culture based approaches. There is currently no approved therapy available for MPS IIIB.

The following table describes Synageva’s product candidate pipeline:

Program	SBC-102 (rhLAL)	SBC-103 (rhNAGLU)	SBC-104	SBC-105	SBC-106
Therapeutic	Recombinant Lysosomal Acid Lipase	Recombinant a-N-acetyl- glucosaminidase	Extra Cellular Protein	Enzyme Replacement Therapy	Enzyme Replacement Therapy
Disease	LAL Deficiency (LSD)	MPS IIIB/ Sanfilippo B (LSD)	Severe Genetic Condition	Severe Metabolic Disorder	Severe Genetic Condition
Development Status	Clinical	Preclinical	Preclinical	Preclinical	Preclinical
Regulatory Opportunity	Orphan Drug Designation • Granted U.S. • Granted EU Fast Track Designation	Qualify for Orphan Drug Designation & Potential Fast Track Designation	Qualify for Orphan Drug Designation & Potential Fast Track Designation	Qualify for Orphan Drug Designation & Potential Fast Track Designation	Qualify for Orphan Drug Designation & Potential Fast Track Designation

Table 2. Synageva’s pipeline programs.

SBC-104 is an extracellular protein that targets a severe, rare genetic condition. There are no approved therapies for this disease, which is devastatingly debilitating and frequently results in early death. SBC-104 is being developed as a protein replacement therapy.

SBC-105 is an enzyme replacement therapy being developed to treat a severe, rare metabolic disorder. Synageva believes this program has opportunity in a number of related rare diseases with similar underlying biology.

SBC-106 is a protein therapy that targets a severe and rare genetic condition.

Synageva’s Expression Platform

Overview

In mid-2008, Sanj K. Patel was appointed President, Chief Executive Officer and Director of Synageva, after nearly a decade at Genzyme Corporation where he led, at different times, both Clinical and Commercial Operations for Genzyme’s rare disease franchise. Synageva’s business focus on products for rare diseases was established in 2008 with Mr. Patel’s appointment and his redirection of the company. This change represented a substantial shift in the business strategy of the original company, AviGenics, inc., which was founded in 1996 to develop a technology for expressing protein therapeutics in EW with the intention of creating follow-on biologics, including both biosimilar and biobetter products. With the change in business strategy, the expression platform was switched to a focus on the manufacture of protein therapeutics for rare diseases with unmet medical need.

Synageva’s proprietary expression platform remains a key element of Synageva’s business, and is an important contributor to Synageva’s current pipeline of rare disease therapeutics. Synageva’s expression platform is an integrated approach using recombinant DNA technology for the creation, optimization and commercial production of protein therapeutics. This mature platform, encompassing over 15 years of research and clinical development, is distinct from cell culture based approaches for protein therapeutic manufacturing and has a number of potential advantages which include:

•	Reduced capital investment;

•	Very high and competitive protein expression levels;

•	Flexibility and consistency during scale-up; and

•	Human-like glycosylation patterns that can be tailored for the application.

Synageva believes that this system will avoid the scale-up and inconsistency issues often associated with cell culture-based manufacturing of many types of therapeutic proteins. The ability to manufacture its products in-house and the important advantages of its manufacturing platform is a key element of Synageva’s business. This capability decreases the financial requirements for progressing a protein therapeutic into clinical development and allows Synageva to retain control over manufacturing of the commercial product.

Biology

The foundation of Synageva’s platform is an integrated system of proprietary vectors and methods that allow the generation of transgenic lines of hens which produce high levels of therapeutic protein in EW, a protein friendly matrix. Expression is achieved using Synageva’s proprietary vectors which allow targeted expression in EW-producing cells, and results in high expression levels of therapeutic proteins. The EW matrix facilitates bulk storage of unpurified EW prior to purification for prolonged periods and is one of a number of manufacturing advantages of the Synageva platform over traditional protein manufacturing technologies. In contrast to mammalian cell culture based approaches which utilize immortalized cell lines with high genetic and epigenetic instability, Synageva’s proprietary vectors allow incorporation of the gene of interest into the genome of normal cells of an avian (Gallus) with selective expression of the resulting protein in the oviduct tissues and secretion into EW. The importance of this cellular environment for therapeutic protein expression is highlighted by the tight consistency of post-translational modification, including glycosylation, seen in proteins manufactured using the Synageva platform compared to cell culture produced material. Furthermore, Synageva’s expression system yields consistent expression levels and quality of protein within production lines and through multiple generations. Synageva believes that its platform is the only approach for creating transgenic hens that produce a therapeutic protein which has been used successfully in clinical trials and which can enable commercial scale manufacturing.

Synageva’s proprietary technology allows for the production of proteins with glycosylation patterns that are suitable for many different diseases without a requirement for additional processes either during manufacturing

(inhibition specific glycosylation enzymes) or post purification (enzymatic removal of terminal sugars) to modify terminal glycan structures impacting biodistribution. Furthermore, unlike some alternative expression platforms, Synageva’s expression system produces proteins with ‘human like’ glycan structures and does not incorporate non-human sugars into glycans.

Manufacturing and Supply

Synageva has demonstrated the platform’s ability to successfully produce a wide array of therapeutic proteins, including therapeutic enzymes, cytokines, monoclonal antibodies and fusion proteins. Furthermore, from 2004 to 2008, AviGenics, inc. manufactured investigational products using its expression system to supply Phase I and Phase II multinational clinical studies run in the U.S., EU, and India, which included more than 250 patients. The regulatory clearance for these studies included detailed considerations related to the manufacturing platform and there is good regulatory familiarity with the expression system. The largest study conducted was a multinational Phase II study of glycosylated recombinant human granulocyte colony stimulating factor (“G-CSF”) in 189 breast cancer patients with chemotherapy induced neutropenia. The overall safety and efficacy profile was comparable to the characteristics of Neupogen® (filgrastim) and no patient dosed with recombinant human G-CSF showed evidence of G-CSF antibody seroconversion during extended follow-up out to 12 months after initiation of dosing.

Finally, this platform is covered by a comprehensive intellectual property portfolio owned or exclusively licensed by Synageva and, as Synageva believes, provides expanded freedom to operate compared to other systems.

Cytovance Biologics LLC (“Cytovance”) is currently Synageva’s sole supplier of clinical trial material for SBC-102 from protein provided by Synageva and has provided manufacturing services to Synageva since December 2010. Synageva’s agreement with Cytovance will remain in effect until Cytovance completes the projects mutually agreed to by the parties in the agreement. Synageva may terminate its agreement with Cytovance upon 60 days’ written notice, but Cytovance may only terminate the agreement in the event of a material uncured breach by Synageva.

Patents and Proprietary Rights

Synageva actively seeks to aggressively protect the proprietary technology that is important to its business, including pursuing patents that cover its product candidates and compositions, their methods of use and the processes for their manufacture, as well as any other relevant inventions and improvements that are commercially important to the development of its business. Synageva also relies on trade secrets and other know-how that may be important to the development of its business.

Synageva’s patent portfolio is currently composed of 78 issued patents and 64 patent applications in the major territories, including the U.S., Europe, Brazil, Japan, China, Canada, India, and Australia, and includes patents and patent applications that Synageva owns as well as licenses from other parties. These patents and patent applications cover various aspects of Synageva’s manufacturing expression platform, product candidate pipeline and other product candidates that Synageva is no longer developing. Patents covering aspects of Synageva’s manufacturing expression platform will expire between 2016 and 2026. If they were to issue, current patent applications covering the expression platform will expire between 2018 and 2032 and current patent applications covering SBC-102 will expire between 2031 and 2032.

In addition, Synageva’s own pending applications contain claims directed to compositions and improved methods for expression of therapeutic proteins, with expirations between 2018 and 2032. Synageva continues to develop new intellectual property based on ongoing research to improve and enhance its expression platform.

University of Georgia Research Foundation

Synageva’s patent rights include the patent rights owned by University of Georgia Research Foundation (“UGARF”) subject to an exclusive, worldwide, sublicensable license granted to Synageva to develop, make, use and commercialize the avian transgenesis technology. Under the license, which was initially executed in 1996 and amended in 2008, Synageva paid UGARF an upfront license fee and issued shares of Synageva common stock in return for worldwide exclusive rights under the license. Additionally, UGARF is eligible to receive low single digit royalties on net sales of products covered under the license. This license agreement covers 21 patents and 18 patent applications worldwide that are the basis of Synageva’s expression platform. The UGARF license is effective until the last to expire of the licensed patents. Patents exclusively licensed from UGARF covering key aspects of Synageva’s expression platform will expire between 2018 and 2021. UGARF can terminate the license or, at UGARF’s discretion, convert the license into a non-exclusive license, if Synageva materially breaches the agreement, makes any materially false reports to UGARF, or fails to pay any required consideration under the agreement. Synageva has the right to terminate the agreement upon 60 days’ prior written notice to UGARF.

University of Minnesota

In 2009, Synageva entered into an exclusive license agreement, with the right to grant sublicenses, with the University of Minnesota that relates to compositions and methods useful for generating transgenic Gallus. In exchange for the license, which is effective until the last to expire of the licensed patents, Synageva paid the University of Minnesota an upfront license fee. In addition, University of Minnesota is entitled to minimal annual royalties which are creditable against low single digit royalties on net sales of products covered under the license. The 18 patents included in this license agreement expire by 2016. The University of Minnesota may terminate the agreement for Synageva’s failure to timely cure any material breach or failure to perform any obligations under the agreement. Synageva may terminate the agreement at any time after the third anniversary of the agreement.

Pangenix

The patents included in Synageva’s non-exclusive, sublicensable license agreement entered into with Pangenix in 2000 also cover compositions and methods useful for generating transgenic Gallus. In exchange for the license granted by Pangenix, which is effective until the last to expire of the licensed patents, Pangenix received an upfront license fee and is entitled to receive minimum annual royalties creditable against low single digit royalties on net sales of products covered under the license. The patents included in this license agreement are set to expire in 2015. Pangenix may terminate the agreement for Synageva’s failure to timely cure any material breach or failure to perform its obligations under the agreement. Synageva may terminate upon 60 days’ notice to Pangenix.

While there can be no assurance that patent applications relating to Synageva’s product candidates will ultimately issue or what the scope of the claims of such patent applications will cover if they were to issue, Synageva expects to rely heavily on orphan drug exclusivity for its product candidates, including SBC-102, which grants seven years of marketing exclusivity under the Federal Food, Drug, and Cosmetic Act, and up to 10 years of marketing exclusivity in Europe. In addition, Synageva continues to aggressively pursue intellectual property protection for its product candidates in the form of patent applications that have been and will continue to be filed in the U.S. and internationally.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Synageva files, the patent term is 20 years from the date of filing the non-provisional application. In the U.S., a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. Additional patent extension can be granted for time spent in development and regulatory review in certain jurisdictions as well.

Sales and Marketing

Synageva is currently developing marketing, sales and distribution capabilities to support commercialization for SBC-102. Similar to other companies with such specialized call points, Synageva’s current plans for commercialization resources include limited field-based customer-facing representatives supported by a specialized in-house organization to address the needs and opportunities for the North American, European, Latin American, and Asia Pacific regions.

With respect to pipeline products and other product candidates, Synageva may elect to utilize its own commercial capabilities to market and sell a product for which it obtains regulatory approval.

Competition

Synageva’s industry is highly competitive and subject to rapid and significant technological change. Synageva’s potential competitors include large pharmaceutical and biotechnology companies and specialty pharmaceutical companies, academic institutions, government agencies, and research institutions. The market for enzyme replacement therapies is becoming increasingly competitive. However, Synageva’s products, upon approval, will be focused, at least initially, on specific orphan markets characterized by high unmet medical need. Key competitive factors affecting the commercial success of Synageva’s product candidates are likely to be efficacy, safety and tolerability profile, reliability and durability of response, convenience of dosing, and price and reimbursement.

Government Regulation

The preclinical studies and clinical testing, manufacture, labeling, storage, record keeping, advertising, promotion, export, and marketing, among other things, of Synageva’s product candidates and future products, are subject to extensive regulation by governmental authorities in the U.S. and other countries. In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. Synageva expects SBC-102 to be regulated by the FDA as a biologic. Biologics require the submission of a BLA and approval by the FDA prior to being marketed in the U.S. Manufacturers of biologics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject Synageva and/or its partners, contract manufacturers, and suppliers to administrative or judicial sanctions, including FDA refusal to approve applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic may be approved for marketing of an indication in the U.S. generally include:

•	preclinical laboratory tests and animal tests;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	submission to the FDA of a BLA or supplemental BLA;

•	FDA pre-approval inspection of product manufacturers; and

•	FDA review and approval of the BLA or supplemental BLA.

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. Submission of an IND does not guarantee FDA authorization to commence clinical trials.

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of qualified principal investigators. Each clinical study at each clinical site must be reviewed and approved by an independent institutional review board prior to the recruitment of subjects.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap and different trials may be initiated with the same drug candidate within the same phase of development in similar or differing patient populations. Phase I studies may be conducted in a limited number of patients, but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmaco-dynamics and pharmaco-kinetics.

Phase II usually involves studies in a larger, but still limited, patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications to determine dosage tolerance and optimal dosage and to identify possible short-term adverse effects and safety risks.

Phase III trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites. Phase I, Phase II, or Phase III testing might not be completed successfully within any specific time period, if at all, with respect to any of Synageva’s product candidates. Results from one trial are not necessarily predictive of results from later trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $500,000, subject to certain limited deferrals, waivers, and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “accept” the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goal is to review 90% of priority BLA applications in six months and 90% of standard BLA applications in 10 months, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured and will not approve the product unless compliance with cGMP is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies be conducted following approval as a condition of the approval, and may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. Marketing a product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a BLA supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of Synageva’s product candidates under development.

As part of the newly enacted Patient Protection and Affordable Care Act of 2010, Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act. Also under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the U.S. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In late 2010, the FDA held a hearing to receive comments from a broad group of stakeholders regarding the implementation of the BCPI. The approval of a biologic product biosimilar to one of Synageva’s products could have a material adverse impact on its business as it may be significantly less costly to bring to market and may be priced significantly lower than Synageva’s products.

Both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. For example, quality control and manufacturing procedures must conform, on an ongoing basis, to cGMP requirements, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance.

Orphan Drug Act

The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the U.S. at the time of application for Orphan Drug Designation. The first developer to receive FDA marketing approval for an orphan drug is entitled to a seven year exclusive marketing period in the U.S. for that product. However, a drug that the FDA considers to be clinically superior to, or different from, another approved orphan drug, even though for the same indication, may also obtain approval in the U.S. during the seven year exclusive marketing period. In addition, holders of exclusivity for orphan drugs are expected to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the drug.

Legislation similar to the Orphan Drug Act has been enacted in other countries outside the U.S., including the EU. The orphan legislation in the EU is available for therapies addressing chronic debilitating or life-threatening conditions that affect five or fewer out of 10,000 persons or are financially not viable to develop. The market exclusivity period is for 10 years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity. The market exclusivity may be extended to 12 years if sponsors complete a pediatric investigation plan agreed upon with the relevant committee of the EMA.

Foreign Regulation

In addition to regulations in the U.S., Synageva is subject to a variety of foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulations. Whether or not Synageva obtains FDA approval for a product, it must obtain approval of a product by the comparable regulatory authorities of foreign countries before it can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country.

Corporate Information

Synageva was incorporated in Delaware in 1996. Prior to August 2008, Synageva was named AviGenics, inc. Synageva’s address is 128 Spring Street, Suite 520, Lexington, Massachusetts 02421. Synageva’s telephone number is (781) 357-9900. Synageva’s website address is www.synageva.com. Information contained in, and that can be accessed through, Synageva’s website is not incorporated into and does not form a part of this joint proxy statement/prospectus.

Employees

As of June 30, 2011, Synageva had 72 full-time employees. Approximately 51 were primarily engaged in research and development activities and 21 were primarily engaged in general, administrative, and pre-commercial activities. None of Synageva’s employees are subject to a collective bargaining agreement, and Synageva believes its employee relations to be good.

Property and Facilities

Synageva’s corporate headquarters and research laboratories are located in Lexington, Massachusetts, where Synageva leases and occupies approximately 11,000 rentable square feet of office and laboratory space. The lease expires on August 31, 2013 with an option to extend the lease by an additional two years. Synageva’s technical and manufacturing operations are located in and around Athens, Georgia, where Synageva leases and occupies approximately 53,000 rentable square feet of office and laboratory space in three different buildings. The first facility lease expires June 30, 2012, the second facility lease expires April 10, 2013, and the third facility lease expires June 30, 2013. Synageva believes that its facilities are suitable and adequate for its needs.

Legal Proceedings

Synageva is not currently engaged in any material legal proceedings.

SYNAGEVA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion of Synageva’s financial condition and results of operations should be read together with the consolidated financial statements and notes contained elsewhere in this joint proxy statement/prospectus. Certain statements in this section and other sections are forward-looking. While Synageva believes these statements are accurate, its business is dependent on many factors, some of which are discussed in the sections entitled “Risk Factors” and “Synageva’s Business”. Many of these factors are beyond Synageva’s control and any of these and other factors could cause actual results to differ materially from the forward-looking statements made in this joint proxy statement/prospectus. See the section entitled “Risk Factors” for further information regarding these factors. Synageva undertakes no obligation to release publicly the results of any revisions to the statements contained in this report to reflect events or circumstances that occur subsequent to the date of this joint proxy statement/prospectus.

Overview

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical needs. Synageva’s management team is experienced in the development and commercialization of drugs for diseases with small patient populations, including clinical and translational research, working with payors to establish reimbursement, and designing and building commercial organizations to reach highly specialized physicians to facilitate patient identification. Synageva has several protein therapeutics in development, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. Its lead program, SBC-102, is a recombinant human LAL currently under clinical investigation in the U.S. and EU for the treatment of patients with LAL Deficiency, which is a rare, devastating disease that causes significant morbidity and mortality. SBC-102 has been granted Orphan Drug Designations by FDA and the EMA and a Fast Track Designation by the FDA. Synageva has not yet received approval to market this product and is not currently commercializing any other products.

Financial Operations Overview

General

Synageva’s future operating results will depend on the progress of drug candidates currently in its research and development pipeline. The results of Synageva’s operations will vary significantly from year to year and quarter to quarter and will depend largely on, among other factors, the cost and outcome of any preclinical development or clinical trials then being conducted.

Synageva, on a stand-alone basis, anticipates that its existing cash and cash equivalents as of June 30, 2011 should enable it to maintain current and planned operations into the first half of 2012. Synageva’s ability to continue funding its planned operations through and beyond the first half of 2012 is dependent on its ability to manage its expenses and its ability to raise additional funds through additional equity or debt financings, other sources of financing or corporate collaborations.

A discussion of certain risks and uncertainties that could affect Synageva’s liquidity, capital requirements and ability to raise additional funds is set forth under the section entitled “Risk Factors” in this joint proxy statement/prospectus.

Revenue

Synageva does not expect to generate any revenue from the direct sale of products for several years, if ever. Substantially all of its revenues to date have been derived from grant revenue and license and collaboration fees.

Synageva’s only source of significant revenues and/or cash flows from operations for the foreseeable future will be up-front license payments and funded research and development that it may receive under new collaboration agreements, if any. Synageva’s ability to enter into new collaborations and its receipt of additional payments under its existing collaborations cannot be assured, nor can it predict the timing of any such arrangements or payments, as the case may be.

Research and Development

Synageva expenses research and development costs as incurred. Research and development expense consists of costs incurred to discover, research and develop drug candidates, including personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs, outside consulting services and other external costs.

General and Administrative

General and administrative expense consists primarily of salaries, stock-based compensation expense and other related costs for personnel in executive, finance, accounting, business development, legal, information technology, corporate communications and human resource functions. Synageva also expenses patent costs and expenses associated with maintaining its intellectual property as incurred. Other costs include facility costs not otherwise included in research and development expense, insurance, and professional fees for legal and accounting services.

Results of Operations

Six Months Ended June 30, 2011 and June 30, 2010

Revenues

Total revenues increased approximately $26,000, or 9%, to $301,000 for the six months ended June 30, 2011 as compared to $275,000 for the comparable period in 2010. In May 2010, Synageva was awarded a two-year National Institute of Health grant (the “NIH Grant”) totaling $747,000. Grant revenues for the six months ended June 30, 2011 and June 30, 2010 were $196,000 and $132,000, respectively. Grant revenues are recognized in the period in which Synageva has incurred the expenditures in compliance with the specific restrictions of the NIH Grant. At June 30, 2011, Synageva had one ongoing collaboration. In accordance with the proportional performance method of revenue recognition, due to the timing of milestone payments, revenue is limited to amounts billed or cash paid. Collaboration revenues for the six months ended June 30, 2011 and June 30, 2010 were $105,000 and $143,000, respectively.

Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2011	2010	$ Change	% Change
Compensation and benefits-related	$2,652,732	$1,629,679	$1,023,053	63%
Clinical trials and manufacturing	2,768,870	229,044	2,539,826	1,109%
External services	1,369,144	655,855	713,289	109%
Facilities related	972,295	724,726	247,569	34%
Non-cash stock-based compensation	58,316	20,031	38,285	191%

Total research and development expense	$7,821,357	$3,259,335	$4,562,022	140%

Synageva’s research and development expenses increased by approximately $4,562,000, or 140%, to $7,821,000 for the six months ended June 30, 2011 as compared to $3,259,000 for the comparable period in 2010. The increase is primarily attributable to increased spending related to Synageva’s lead program SBC-102 as the program moved forward into clinical trials. The most significant costs included expenses associated with SBC-102 clinical trials, outsourced contract manufacturing activities, and toxicology work. Higher compensation expense mainly related to higher personnel expense, as Synageva hired additional staff between 2010 and 2011 to move the SBC-102 program forward. As part of these activities, Synageva also incurred additional facilities expense resulting from the opening of its new corporate headquarters and laboratory facilities in Lexington, Massachusetts. Synageva expects these expenses to continue to increase as clinical development for SBC-102 continues.

General and Administrative Expenses

General and administrative expenses increased by approximately $1,411,000, or 76%, to $3,278, 000 for the six months ended June 30, 2011 as compared to $1,868,000 for the comparable period in 2010. This increase was primarily due to increases in external spending for legal, accounting, and professional fees of approximately $1,036,000, which includes merger-related transaction costs, and employee-related compensation expense increases of approximately $367,000 due to a growth in Synageva’s headcount between 2010 and 2011.

Years Ended December 31, 2010 and December 31, 2009

Revenues

Total revenues increased by approximately $434,000, or 268%, to $595,000 for the year ended December 31, 2010, as compared to $162,000 for the year ended December 31, 2009. The increase in revenues was the result of higher grant revenues and higher collaboration revenues as compared to the prior year. In March 2009 and March 2010, Synageva entered into collaboration agreements with a third party to develop antibodies using Synageva’s proprietary expression platform. Collaboration revenues are the result of this collaboration. Grant revenues of $315,000 for the year ended December 31, 2010 relate to the NIH Grant.

Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2010	2009	$ Change	% Change
Compensation and benefits-related	$3,673,908	$2,674,911	$998,997	37%
Clinical trials and manufacturing	1,378,820	1,890,728	(511,908)	-27%
External services	3,285,987	809,760	2,476,227	306%
Facilities related	1,482,553	1,181,695	300,858	25%
Non-cash stock-based compensation	44,541	25,938	18,603	72%

Total research and development expense	$9,865,809	$6,583,032	$3,282,777	50%

Synageva’s research and development expenses increased by approximately $3,283,000, or 50%, to $9,866,000 for the year ended December 31, 2010 as compared to $6,583,000 for the year ended December 31, 2009. The increase is primarily attributable to increased spending related to Synageva’s lead program SBC-102 and related preclinical and clinical start-up costs as the program moved toward the clinic. The increased costs included external services for preclinical work such as toxicology studies and lab research, as well as higher compensation expense after Synageva hired additional staff to move the SBC-102 program forward. As part of these activities, Synageva also incurred additional facilities expense resulting from the opening of its corporate headquarters and laboratory facilities in Lexington, Massachusetts. Synageva expects these expenses to continue to increase as clinical development for SBC-102 continues.

General and Administrative Expenses

General and administrative expenses increased by approximately $10,000 to $3,853,000 for the year ended December 31, 2010 as compared to $3,843,000 for the comparative prior year period. This increase was primarily due to higher facilities related expense of approximately $207,000 resulting from the opening of Synageva’s Lexington, Massachusetts corporate headquarters, partially offset by lower compensation spending of $197,000.

Other Income

Other income increased by approximately $2,213,000 to $2,295,000 for the year ended December 31, 2010 as compared to $82,000 for the year ended December 31, 2009. The increase was due to the receipt of a tax grant related to the approval of Synageva’s applications for the Qualifying Therapeutic Discovery Project program during 2010.

Interest Income

Interest income decreased by approximately $18,000 to $4,000 for the year ended December 31, 2010 as compared to the prior year period. The decrease was primarily due to lower average investment balances and lower interest rates.

Interest Expense

Interest expense decreased by approximately $1,260,000 to $0 for the year ended December 31, 2010 as compared to the prior year period. The decrease was due to the repayment of an outstanding loan in October 2009. Interest amounts for the year ended December 31, 2009 included interest charges while the loan was outstanding in addition to an early payment penalty of $223,000.

Liquidity and Capital Resources

Sources of Liquidity

Synageva has financed its operations to date primarily through license fees, contingent cash payments and research and development funding from its collaborators, government grants and licensors, the private placement of its equity securities, and debt financings.

As of June 30, 2011, Synageva’s principal sources of liquidity consisted of cash and cash equivalents of approximately $17,904,000. Synageva’s cash and cash equivalents are highly liquid investments with a maturity of three months or less at date of purchase and consist of investments in money market funds. Synageva maintains cash balances with financial institutions in excess of insured limits.

Cash Flows

The use of Synageva’s cash flows for operations has primarily consisted of salaries and wages for its employees, facility and facility-related costs for its office, laboratory, and manufacturing facilities, fees paid in connection with clinical studies, preclinical studies, laboratory supplies, consulting fees, and legal fees. Synageva expects that costs associated with clinical studies will increase in future periods assuming that SBC-102 advances into further stages of clinical testing and its other preclinical candidates reach clinical trials.

Net cash used in operating activities was $9,169,000 for the six-month period ended June 30, 2011 as compared to net cash used of $4,397,000 for the six-month period ended June 30, 2010 and $10,550,000 for the year ended December 31, 2010 as compared to net cash used of $13,585,000 for the year ended December 31, 2009. Net cash used in operating activities during the six-month period ended June 30, 2011 and the year ended December 31, 2010 was primarily the result of Synageva’s net loss for the six-month period ended June 30, 2011 of $11,005,000 and for the year ended December 31, 2010 of $10,824,000. In addition, changes in certain operating assets and liabilities affected operating cash during the six-month period ended June 30, 2011, including a decrease of $455,000 in Synageva’s prepaid expense and other current assets due to receipt of grant funds earned in 2010, an increase in accrued expenses of $795,000 as a result of increased spending and non-cash items of $217,000 for depreciation and amortization of fixed assets, $156,000 for stock-based compensation, and $199,000 due to the revaluation of outstanding preferred stock warrants. Changes in certain operating assets and liabilities affected operating cash during the year ended December 31, 2010, including an increase of $889,000 in Synageva’s prepaid expense and other current assets due to receivable balances associated with grant funds earned in 2010, increased accrued expenses of $373,000 and accounts payable of $230,000 due to increased spending on toxicology studies and non-cash items of $384,000 for depreciation and amortization of fixed assets, $204,000 for stock-based compensation, and a decrease of $20,000 due to the revaluation of outstanding preferred stock warrants.

Net cash used by operating activities during the six-month period ended June 30, 2010 was primarily the result of Synageva’s net loss for the period of $4,833,000. Net cash used by operating activities during the year ended December 31, 2009 was primarily the result of Synageva’s net loss for the period of $11,420,000. In addition, changes in certain operating assets and liabilities affected operating cash during the six-month period ended June 30, 2010 and the year ended December 31, 2009, respectively.

Synageva expects to continue to use cash in operations as it continues to seek to advance its orphan drug programs through clinical development and preclinical testing. In addition, in the future Synageva may owe royalties and other contingent payments to its licensors based on the achievement of developmental milestones, product sales, and other specified objectives.

Investing activities used cash of approximately $214,000 and $169,000 for the six-month periods ended June 30, 2011 and June 30, 2010, respectively, and $585,000 and $163,000 for the years ended December 31, 2010 and December 31, 2009, respectively, resulting from the purchases of property and equipment during such periods.

Financing activities provided cash of approximately $12,573,000 for the six-month period ended June 30, 2011 primarily resulting from the proceeds from an issuance of convertible notes. In March 2011, Synageva issued $12.5 million of convertible notes as the first tranche of a $25 million convertible note offering. There were no financing activities during the six-month period ended June 30, 2010 other than minimal proceeds from the issuance of common stock. Financing activities resulted in no cash provided for the year ended December 31, 2010 as issuance costs related to preferred stock offerings were offset by the issuance of common stock. Financing activities for the year ended December 31, 2009 of $36,905,000 were the result of the issuance of convertible preferred stock and convertible notes totaling $44,666,000 partially offset by payments on debt and capital leases of $7,766,000.

Funding Requirements

Synageva has incurred significant losses since its inception. As of June 30, 2011, Synageva had an accumulated deficit of approximately $101,539,000. Synageva will require substantial funds to continue its research and development programs and to fulfill its planned operating goals. In particular, Synageva’s currently planned operating and capital requirements include the need for working capital to support its research and development activities for SBC-102 and other preclinical candidates that it is seeking to develop, and to fund its general and administrative costs and expenses.

Synageva’s ability to finance itself and to generate revenues will depend heavily on its ability to obtain favorable results in the ongoing clinical trials of SBC-102 and to successfully develop and commercialize SBC-102. Synageva has no current source of significant research funding revenue. Synageva expects that its only source of cash flows from operations for the foreseeable future will be grant revenue and collaboration revenue, if any.

Synageva may not be able to successfully enter into or continue any corporate collaborations and the timing, amount, and likelihood of it receiving payments under such collaborations is highly uncertain. As a result, Synageva cannot assure that it will attain any further revenue under any collaborations or licensing arrangements.

Synageva anticipates that existing cash and cash equivalents as of June 30, 2011 should enable it to maintain current and planned operations into the first half of 2012. Synageva’s future capital requirements, however, may vary from what it currently expects. There are a number of factors that may adversely affect Synageva’s planned future capital requirements and accelerate its need for additional financing, many of which are beyond its control, including the following:

•	unanticipated costs in its research and development programs;

•	the timing, receipt and amount of payments, if any, from current and potential future collaborators;

•	the timing and amount of payments due to licensors of patent rights and technology used in its drug candidates; and

•	unplanned costs to prepare, file, prosecute, maintain and enforce patent claims and other patent-related costs, including litigation costs and technology license fees.

Synageva may seek additional funding through private financings of debt or equity. The fundraising environment for emerging life science companies in general is highly volatile. Due to this and various other factors, including currently adverse general market conditions and the early-stage status of Synageva’s development pipeline, additional funding may not be available to Synageva on acceptable terms, if at all. In addition, the terms of any financing may be dilutive or otherwise adversely affect other rights of the Synageva stockholders. Synageva also expects to seek additional funds through arrangements with collaborators, licensees or other third parties. These arrangements would generally require Synageva to relinquish or encumber rights to some of its technologies or drug candidates, and Synageva may not be able to enter into such arrangements on acceptable terms, if at all. If Synageva is unable to obtain additional funding on a timely basis, whether through sales of debt or equity or through third-party collaboration or license arrangements, Synageva may be required to curtail or terminate some or all of its development programs, including some or all of its drug candidates.

Off-Balance Sheet Arrangements

Synageva has no off-balance sheet arrangements as of June 30, 2011.

Inflation

Synageva believes that inflation has not had a significant impact on its revenue and results of operations since inception.

Critical Accounting Policies and Estimates

Use of Estimates

The methods, estimates, and judgments Synageva uses in applying its most critical accounting policies have a significant impact on the results reported in its consolidated financial statements. Synageva evaluates its estimates and judgments on an ongoing basis. Synageva bases its estimates on historical experience and on assumptions that it believes to be reasonable under the circumstances. Such estimates and judgments include revenue recognition, research and development costs and related accrued expenses, the carrying value of property and equipment, stock based compensation, and certain liabilities, including, but not limited to a warrant liability. Synageva’s experiences and assumptions form the basis for its judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what Synageva anticipates, and different assumptions or estimates about the future could materially change its reported results.

Synageva believes the following accounting policies are most critical because they are important to the portrayal of its consolidated financial statements and require its most difficult, subjective or complex judgments in the preparation of its consolidated financial statements.

Principles of Consolidation

Synageva’s consolidated financial statements include the accounts of Synageva and its wholly owned subsidiary, Synageva BioPharma Limited, an entity incorporated in the UK. Synageva’s subsidiary commenced operations in May 2011. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Synageva’s business strategy includes entering into collaborative agreements with biotechnology and pharmaceutical companies. Revenue under such collaborations may include the receipt of non-refundable license fees, payments based on achievement of development objectives, reimbursement of research and development costs and royalties. Synageva follows the provisions of ASC 605.

In March 2009 and March 2010, Synageva entered into collaboration agreements with a third party to develop antibodies using Synageva’s proprietary expression platform. The collaboration agreements included up-front payments to Synageva totaling $200,000, potential future milestone payments totaling $400,000, and potential option payments. Cumulative revenues earned through June 30, 2011 for the two agreements total approximately $385,000. As of June 30, 2011, one of these collaborations has been completed and one is ongoing.

Synageva recognizes revenue using the proportional performance method, provided that it can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized under the proportional performance method is determined by multiplying the total payments under an arrangement, excluding royalties and payments contingent upon achievement of development objectives, by the ratio of level of effort incurred to date to estimated total level of effort required to complete Synageva’s performance obligations under such arrangement. Payments contingent upon achievement of development objectives are included once the contingency is removed. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the proportional performance method, as of each reporting period.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which Synageva is expected to complete its performance obligations under such arrangement.

Reimbursement of costs is recognized as revenue, provided that Synageva has determined that it is acting primarily as a principal in the transaction according to the provisions outlined in ASC 605, the amounts are determinable and collection of the related receivable is reasonably assured.

Synageva recognizes revenues from grants in the period in which it incurred the expenditures, in compliance with the specific restrictions of the grants.

Research and Development

Research and development costs are charged to operations when incurred and include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs, outside consulting services and other external costs. Clinical development costs are a significant component of research and development expenses. Synageva contracts with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow.

Accrued Expenses Related to Research and Development Programs

As part of the process of preparing its consolidated financial statements, Synageva estimates accrued expenses. This process involves identifying yet to be invoiced services which have been performed on Synageva’s behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in its consolidated financial statements. Examples of estimated accrued expenses include:

•	consulting fees;

•	contract clinical service fees;

•	fees paid to data management organizations and investigators in conjunction with clinical trials; and

•	fees paid to contract manufacturers in conjunction with the production of clinical materials.

In connection with such service fees, Synageva’s estimates are most affected by its understanding of the status, timing and billing of services provided. Although Synageva’s service providers generally invoice it in arrears for services performed, contract agreements may contain prepayment provisions. Synageva records payments made under those provisions in a prepaid account and offsets those amounts when it subsequently incurs costs related to those prepayments. Contracts vary significantly in length and payments thereunder may be for a fixed amount, a variable amount based on actual costs incurred, capped at certain limits, or a combination of any of these elements. Activity levels are monitored through communication with vendors, including detailed invoice and task completion reviews, analysis of expenses against budgeted amounts, and pre-approval of any changes in scope of the services being performed. In the event that Synageva does not identify certain costs which have begun to incur, or it under- or over-estimates the level of services performed or the costs of such services in a given period, its reported expenses for such period could be too low or too high. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often determined based on subjective judgments. There have been no changes in Synageva’s estimation methodology for accruing contract services fees that had a material effect on its net losses for any of the periods presented herein.

Stock-Based Compensation

Effective January 1, 2006, Synageva adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which generally requires that such transactions be accounted for using a fair-value-based method. Synageva measures compensation cost for stock-based compensation at fair value, including estimated forfeitures, and recognizes the expense as compensation expense using the straight-line method over the period that the recipient is required to provide service in exchange for the award, which generally is the vesting period.

Synageva uses the Black-Scholes option pricing model to measure the fair value of stock options. This model requires significant estimates related to the fair value of its common stock, the option’s expected life, future stock price volatility of the underlying equity security, and the risk-free interest rate for the expected term of the option. In determining the amount of expense to be recorded, Synageva is also required to estimate forfeiture rates for awards, based on the probability that employees will complete the required service period. Synageva estimates the forfeiture rate based on historical experience. If actual forfeitures differ significantly from Synageva’s estimates, additional adjustments to compensation expense may be required in future periods. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest. Future changes in such assumptions could result in Synageva recording varying levels of stock-based compensation expenses for stock-based compensation awards granted in the future.

Synageva records stock-based compensation expense for stock options granted to non-employees based on the fair value of the stock options which is re-measured over the vesting term resulting in periodic adjustments to stock-based compensation expense.

Synageva recognized stock-based compensation expense on all stock option awards for the six months ended June 30, 2011 and June 30, 2010 in the following categories:

	Six Months Ended June 30,
	2011	2010
Research and development	$58,316	$20,031
General and administrative	97,234	79,504

	$155,550	$99,535

Synageva has granted and expects that it may grant additional options in 2011 that could increase the amount of stock-based compensation recognized. The amount of the incremental employee stock-based compensation expense attributable to 2011 employee stock options to be granted will depend primarily on the number of stock options granted, the fair market value of Synageva’s common stock at the respective grant dates, and the specific terms of the stock options.

As of June 30, 2011, the total unrecognized compensation cost related to unvested stock options was approximately $1,623,000. The cost is expected to be recognized over a weighted average period of approximately 3.4 years.

Recently Issued and Proposed Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under existing accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management’s best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The existing guidance previously required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Synageva adopted the provisions of this guidance on a prospective basis on January 1, 2011, the effect of which will be dependent upon the terms of any new or materially modified arrangements subsequent to such adoption.

In April 2010, the Financial Accounting Standards Board issued ASU 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition (“ASU 2010-17”). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The new rule was adopted by Synageva on January 1, 2011. Adoption of this new standard did not materially affect Synageva’s financial statements.

In May 2011, the Financial Accounting Standards Board issued an amendment to the accounting guidance for fair value to develop common requirements between GAAP and International Financial Reporting Standards. The amendment changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements, including (i) application of the highest and best use and valuation premise concepts solely for nonfinancial assets and liabilities, (ii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (iii) disclosing quantitative information about unobservable inputs used in the fair value measurement within Level 3 of the fair value hierarchy. For public entities, the amendment is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. Synageva is currently evaluating the disclosure requirements related to providing quantitative information about unobservable inputs used to measure the fair value of the warrant liability.

In June 2011, the Financial Accounting Standards Board issued an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company may present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of choice in presentation, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. For public entities, the amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and shall be applied retrospectively. Early adoption is permitted. Other than a change in presentation, the adoption of this update is not expected to have a material impact on Synageva’s consolidated financial statements.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

Executive Officers and Directors

Executive Officers and Directors of the Combined Company Following the Merger

The Trimeris board of directors is currently composed of six directors. Pursuant to the Merger Agreement, following the completion of the Merger, the board of directors of the combined company will be composed of nine directors, one of whom is a current director of both Trimeris and Synageva, two of whom are current directors of Trimeris, and six of whom are current directors of Synageva.

Following the Merger, the management team of the combined company is expected to be composed of the current management team of Synageva. Dr. Martin Mattingly, currently the Chief Executive Officer of Trimeris, and Mr. James Thomas, currently the Chief Financial Officer and Secretary of Trimeris, are expected to resign from their respective positions at Trimeris in connection with the completion of the Merger and to serve the combined company in a transitional capacity for a period of approximately 60 days following the completion of the Merger. The following table lists the names, ages as of July 12, 2011, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger:

Name	Age	Position
Sanj K. Patel	42	President, Chief Executive Officer and Director
Carsten Boess	45	Senior Vice President, Chief Financial Officer
Eric Grinstead	54	Senior Vice President, Commercial Operations
Anthony G. Quinn, M.D., Ph.D.	49	Senior Vice President, Chief Medical Officer
Felix J. Baker, Ph.D.	42	Chairman of the Board of Directors
Srini Akkaraju, M.D., Ph.D.	43	Director
Stephen R. Biggar, M.D., Ph.D.	41	Director
Stephen R. Davis	50	Director
Mark Goldberg, M.D.	57	Director
Thomas R. Malley	42	Director
Barry Quart, Pharm.D.	54	Director
Robyn Samuels	41	Director

Sanj K. Patel was appointed President and Chief Executive Officer and to Synageva’s board of directors in June 2008 at which time he created the vision and strategy for Synageva and launched its focus on rare diseases. Mr. Patel brings 20 years of experience in the pharmaceutical and biotech industries. He joined Synageva from Genzyme Corporation (1999-2008) where most recently he was the head of U.S. Sales, Marketing and Commercial Operations for Genzyme Therapeutics’ Lysosomal Storage Disorder franchise and led the U.S. launch of Myozyme in addition to sales and marketing responsibility for Cerezyme, Fabrazyme and Aldurazyme. Previously, he held several cross-functional senior leadership roles at Genzyme, including Vice President, Clinical Research and Head of the Global Clinical Research Operations Council. He was responsible for clinical operations and development for all cross-business Genzyme products and was instrumental in the path to commercialization for several treatments. Notably, he led the Fabrazyme clinical operations team and development program for FDA approval in April 2003. Prior to Genzyme, Mr. Patel held roles in clinical research and commercial development with increasing levels of responsibility at Burroughs Wellcome, Hoechst Marrion Roussel and Fujisawa Pharmaceuticals. He obtained his BSc with Honors in Pure and Applied Biology (Biotechnology) from the University of the South Bank, London. He completed his post-graduate management and business degree, and doctorate level research program in clinical pharmacology, at Ealing College, London, King’s College and the Wellcome Foundation, respectively. Mr. Patel’s extensive healthcare industry leadership experience combined with his specific expertise in the development and commercialization of rare disease treatments will benefit the combined company’s board of directors.

Carsten Boess joined Synageva in May 2011 as Senior Vice President and Chief Financial Officer. Mr. Boess is responsible for leading Synageva’s financial and strategic operations. He has more than 20 years of financial operations and management experience in the life sciences industry with diversified experience across a broad field of areas both in the U.S. and internationally. Prior to joining Synageva, Mr. Boess served in the roles of Chief Financial Officer and Vice President, International of Insulet Corporation, respectively (June 2006-2011) and has also served in the following capacities: Chief Financial Officer of Alexion Pharmaceuticals, Inc., Executive Vice President of Finance for Serono, Inc. and Vice President Finance, International Operations, Novo Nordisk. Mr. Boess has significant international experience having served as head of finance of companies in the U.S., Denmark, China, Switzerland, and France. He also headed the expansion of Insulet’s business internationally in the role of Vice President, International. Mr. Boess earned a Bachelor’s and Master’s degree in economics and finance from the University of Odense, Denmark.

Eric Grinstead joined Synageva as Senior Vice President of Commercial Operations in July 2009. He brings over 20 years of experience in the biopharmaceutical industry with responsibilities spanning operations, market access, sales, marketing, reimbursement and government affairs at Alexion, Genzyme, Amgen and GlaxoSmithKline plc. More specifically, his experience includes pricing, health economics, distribution, channel and payor segments, specialty networks, policy, patient and alliance management, patient assistance programs and commercial operations for rare and ultra-rare diseases in both the U.S. as well as ex-U.S. regions. Prior to joining Synageva in 2009, Mr. Grinstead was at Alexion from September 2006 to July 2009, where as a member of the management team, his efforts with the commercial functions helped to support the highly successful launch of Soliris. At Genzyme, he was responsible for leading the patient and product services group for the lysosomal storage diseases franchise. Before Genzyme, Mr. Grinstead worked for Amgen with responsibilities for brand economics in rheumatology and anemia business units and state government affairs for all brands. Mr. Grinstead earned a B.A. (cum laude) from Westmont College.

Anthony G. Quinn, MBChB (M.D.), Ph.D., FRCP joined Synageva as Senior Vice President and Chief Medical Officer in August 2009. He joined Synageva from Roche where, from September 2004 until joining Synageva, he was Vice President and Global Head of Clinical Research & Exploratory Development for Inflammation. While at Roche, Dr. Quinn managed programs in rheumatology and respiratory indications in exploratory development, and biomarker and translational medicine activities in the late clinical and registration phase for MabThera™/Rituxan™, Actemra™ and Ocrelizumab. Dr. Quinn joined Roche Palo Alto in 2005 to build the translational medicine and exploratory development capabilities at the site across a broad range of therapeutic areas including CNS, virology and inflammation. Prior to joining Roche he was Director of Experimental Medicine at AstraZeneca, Charnwood in the UK, and before that he was Professor of Dermatology at Barts & The London School of Medicine, London, England. He has authored or co-authored more than 50 peer-reviewed journal articles, book chapters, reviews and editorials, predominantly on Hedgehog signaling and the molecular biology of non-melanoma skin cancer. He received his Bachelor of Medical Science with First class honors and his MBChB (M.D.) with commendation from the University of Dundee, UK. Dr. Quinn trained in internal medicine, dermatology and molecular biology at the University of Newcastle upon Tyne and was also awarded his Ph.D. there. He completed a postdoctoral fellowship at University of California, San Francisco, and is a fellow of the Royal College of Physicians London.

Felix J. Baker, Ph.D. has served as a director of Trimeris since April 2004, a director of Synageva since October 2000, and Chairman of the Board of Synageva since 2003. Dr. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Mr. Julian Baker, founded in 2000. Dr. Baker’s firm manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly traded life sciences companies. Dr. Baker’s career as a fund manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch Family. Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school. In addition to Synageva and Trimeris, Dr. Baker is a director of Ardea Bioscience, Inc. and Seattle Genetics, Inc., both of which are publicly traded biotechnology companies. Dr. Baker was previously a director of AnorMED Inc., Conjuchem Inc. and Neurogen Corporation, which were publicly traded companies during Dr. Baker’s service. Dr. Baker is a highly experienced director who has served on the board of directors of several public and private biopharmaceutical corporations, which contributes to the knowledge base and oversight of the combined company’s board of directors.

Srini Akkaraju, M.D., Ph.D. has served as a director for Synageva since September 2009. Since January 2009 Dr. Akkaraju has been the Managing Director of New Leaf Venture Partners and concentrates on biopharmaceutical investments. Between August 2006 and December 2007, Dr. Akkaraju was the Managing Director at Panorama Capital, a private equity firm he co-founded. Prior to forming Panorama, he served as Partner of J.P. Morgan Partners where he was responsible for leading venture investing in biotech companies. Earlier, Dr. Akkaraju held business and corporate development positions at Genentech. During his tenure at Genentech, Dr. Akkaraju was responsible for worldwide partnering activities, in-licensing of therapeutics and out-licensing of development projects. Dr. Akkaraju is the author of a number of peer-reviewed articles, including articles published in Science and Nature. He received B.A. degrees in both Biochemistry and Computer Science from Rice University and M.D. and Ph.D. degrees in Immunology from Stanford University School of Medicine. In addition to Synageva, Dr. Akkaraju serves as a director of Seattle Genetics, Inc., a publicly traded biotechnology company. Dr. Akkaraju’s scientific background and extensive investment experience will add business and strategic expertise to the combined company’s board of directors.

Stephen R. Biggar, M.D., Ph.D. has served as a director of Synageva since May 2004. Since October 2006, Dr. Biggar has served as a Partner at Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly traded life sciences companies. From April 2002 to October 2006 he served as Principal with Baker Brothers Investments which he had joined as an Associate in April 2000. Prior to joining Baker Brothers, Dr. Biggar received an M.D. and a Ph.D. in Immunology from Stanford University and received a B.S. degree in Genetics from the University of Rochester. Dr. Biggar also serves as a director for BioCryst Pharmaceuticals, Inc., a publicly traded biotechnology company. Dr. Biggar’s experience with life science investments and his medical and scientific training will enhance the composition of the combined company’s board of directors.

Stephen R. Davis has served as a director of Trimeris since June 2007. Mr. Davis is currently the Chief Operating Officer of Ardea Biosciences, Inc. Prior to joining Ardea, Mr. Davis served as President and Chief Executive Officer of Neurogen Corporation, which was acquired by Ligand Pharmaceuticals in December 2009. Prior to becoming Chief Executive Officer in February 2008, Mr. Davis served as Neurogen’s Chief Operating Officer beginning in April 2005 and Executive Vice President and Chief Business Officer from September 2001 through April 2005. Mr. Davis was also a director of Neurogen until December 2009. Mr. Davis joined Neurogen in 1994 as Vice President of Finance and Chief Financial Officer. From 1990 through June 1994, Mr. Davis was a corporate and securities attorney at Milbank, Tweed, Hadley & McCloy LLP. Previously, Mr. Davis practiced as a Certified Public Accountant with Arthur Andersen & Co. Mr. Davis received his B.S. in Accounting from Southern Nazarene University and a J.D. from Vanderbilt University. Mr. Davis has extensive knowledge of the combined company’s industry, as evidenced by his professional background. The board of directors of the combined company will benefit from Mr. Davis’ experience in several senior positions at biopharmaceutical corporations and particular expertise in corporate finance.

Mark Goldberg, M.D. has served as a director of Synageva since October 2008 and was appointed to the position of Senior Vice President, Product Development of Synageva in September 2011. Prior to his appointment to Synageva, Dr. Goldberg served in positions of increasing responsibility at Genzyme Corporation. Dr. Goldberg joined Genzyme in 1996 as Medical Director for Oncology. In 1998, he was promoted to Vice President of Medical Affairs for Oncology and in 2000 was appointed to the position of Senior Vice President Clinical Development, where his responsibilities included oversight of clinical development programs in genetic and neurodegenerative diseases and oncology. His group led the clinical development programs that culminated in the approval of several drugs for the treatment of rare genetic disorders. Dr. Goldberg is a board-certified medical oncologist and hematologist and has more than 50 published papers. Prior to working at Genzyme, he was a full time staff physician at Brigham and Women’s Hospital and Dana Farber Cancer Institute, where he still holds appointments. He is also an Associate Professor of Medicine at Harvard Medical School. Dr. Goldberg received his B.A. in Biochemical Sciences from Harvard College and his M.D. from Harvard Medical School. Dr. Goldberg’s medical expertise and extensive clinical development experience in lysosomal storage disorders will benefit the combined company.

Thomas R. Malley joined Synageva’s board of directors in October 2006. Since May 2007, Mr. Malley has served as President of Mossrock Capital, LLC, a private investment firm. From December 1998 to May 2007, Mr. Malley served with Janus Mutual Funds, including as Vice President and Portfolio Manager for the Janus Global Life Sciences Fund. From April 1991 to December 1998, Mr. Malley served as an equity analyst for Janus Mutual Funds. Mr. Malley previously served as a director of Cougar Biotechnology, Inc. from 2007-2009, which was a publicly traded company until Johnson & Johnson acquired the company in 2009. Mr. Malley holds a B.S. in Biology from Stanford University. Mr. Malley’s industry and investment experience will benefit the combined company’s board of directors.

Barry Quart, Pharm.D. has served as a director of Trimeris since June 2007. Since December 2006, Dr. Quart has served as President and Chief Executive Officer of Ardea Biosciences, Inc. He has also been a director of Ardea since December 2006. From 2002 until December 2006, Dr. Quart was President of Napo Pharmaceuticals, Inc. Dr. Quart was also a director of Napo from April 2002 to December 2006. Prior to Napo, Dr. Quart was Senior Vice President, Pfizer Global Research and Development and the Director of Pfizer’s La Jolla Laboratories. Prior to Pfizer’s acquisition of the Warner-Lambert Company, Dr. Quart was President of Research and Development at Agouron Pharmaceuticals, Inc., a division of the Warner-Lambert Company, since 1999. Prior to joining Agouron in 1993, Dr. Quart spent over 10 years at Bristol-Myers Squibb in both Clinical Research and Regulatory Affairs. Dr. Quart holds a Pharm.D. from the University of California, San Francisco. Dr. Quart has extensive knowledge of the combined company’s industry, as evidenced by his experience in the biotechnology and pharmaceuticals industries. The board of directors of the combined company will benefit from Dr. Quart’s broad experience in senior management roles, as well as his experience as a director of several biopharmaceutical corporations.

Robyn Samuels has served as director Synageva since April 2009. Ms. Samuels is currently Vice President at TFMG Associates, LLC, the family office for the Laurence A. Tisch and Preston Robert Tisch families. She has served in this capacity since 1996 and is responsible for a wide range of investment activities including public and private equity, real estate, and other transactions. Prior to joining TFMG Associates, she was a financial analyst in the investment banking division of Goldman, Sachs & Co. Robyn received an A.B. in Economics from Barnard College and an M.B.A. from Harvard Business School. Ms. Samuels’ finance and investment experience will benefit the combined company’s board of directors.

Composition of the Board and Director Independence

The board of directors of Trimeris is currently comprised of six directors. Following the completion of the Merger, the combined company is initially expected to have a nine member board of directors, comprised of Dr. Felix Baker, who is currently a member of both the Trimeris and Synageva boards of directors, Mr. Stephen Davis and Dr. Barry Quart, both of whom are currently members of the Trimeris board of directors, and Mr. Sanj K. Patel, Dr. Srini Akkaraju, Dr. Stephen Biggar, Dr. Mark Goldberg, Mr. Thomas Malley, and Ms. Robyn Samuels, each of whom are currently members of the Synageva board of directors.

The Trimeris Certificate and the Trimeris Bylaws provide that the number of directors of Trimeris shall be no less than three and shall be determined by a resolution of the board of directors of Trimeris.

Under Rule 5605 of the NASDAQ Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2) of the NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Each of the directors of the combined company following the completion of the Merger will be deemed “independent” within the meaning of Rule 5605 of the NASDAQ Marketplace Rules, with the exception of Mr. Patel, who will be President and Chief Executive Officer of the combined company, and Dr. Goldberg, who will be Senior Vice President, Product Development for the combined company.

Related Person Transactions

It is the policy of Trimeris that all employees, officers and directors must avoid any activity that is, or has the appearance of, conflicting with the interests of Trimeris. While Trimeris does not have a formal policy on related party transactions, Trimeris conducts a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the independent and disinterested members of the Trimeris board of directors or an independent and disinterested committee of the Trimeris board of directors. There were no related party transactions for Trimeris during fiscal year 2010 and, other than the execution of the Merger Agreement with Synageva, on whose board of directors Dr. Felix Baker serves as Chairman, as of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, there were no related party transactions for Trimeris in 2011.

Synageva does not have a formal policy on related party transactions, but it conducts a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the independent and disinterested members of the Synageva board of directors. Other than the execution of the Merger Agreement with Trimeris, on whose board of directors Dr. Felix Baker serves, there were no related party transactions in 2010 and as of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, there were two related party transactions for Synageva in 2011.

On August 18, 2011, Synageva appointed Dr. Mark Goldberg, a current director of Synageva, as Senior Vice President, Product Development. Under the terms of his offer letter, dated as of August 18, 2011, Dr. Goldberg will receive a base salary of $320,000 per year and is initially eligible to receive an annual bonus of up to 40% of his base salary based on his performance. Dr. Goldberg will receive an initial grant of options to acquire 215,000 shares of Synageva common stock at an exercise price of the fair market value of Synageva’s common stock on the date of grant, of which 25% will vest on the one-year anniversary of his hiring and the remainder of which will vest equally on a monthly basis over the subsequent three years. Dr. Goldberg’s employment commenced on September 6, 2011 and he will continue to serve as a director of Synageva, and following the completion of the Merger, will serve as a director of the combined company.

On March 15, 2011, Synageva entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain holders, or affiliates of holders, of Synageva’s preferred stock, pursuant to which Synageva agreed to sell up to $25,000,000 of aggregate principal amount of convertible promissory notes (the “Notes”) to such investors. As of July 8, 2011, Synageva has sold $12,500,000 aggregate principal amount of the Notes under the Note Purchase Agreement, and, subject to the terms and conditions of the Note Purchase Agreement, the investors may elect to purchase their pro rata share of the remaining $12,500,000 aggregate principal amount of the Notes between September 30 and December 31, 2011. Subject to the terms of the Notes (and among other conversion scenarios contemplated thereby, including a change of control), the investors, subject to certain conditions, may elect to convert the Notes into shares of Synageva’s Series D-2 Preferred Stock at any time, and the ratio of such conversion will be determined by dividing (i) the then current outstanding principal amount under the Notes by (ii) $2.50, subject to certain adjustments). The holders of the Notes are entitled to receive on a pari passu basis with all outstanding shares of Synageva’s Series D-2 Preferred Stock dividends at a rate of 8% per annum of the outstanding principal of the Notes, if and when dividends are declared by the Synageva board of directors. Related persons have acquired the following principal amount of Notes pursuant to the Note Purchase Agreement:

Related Person	Value of Related Person’s Interest
Baker Bros. Advisors LLC(1)	$5,880,418.76

Tisch Investors(2)	$2,233,315.97

New Leaf Ventures II, L.P.(3)	$2,370,174.30

Tullis Dickerson Affiliates(4)	$1,174,965.97

Abbey Road Investment Group(5)	$1,736.11

Thomas R. Malley(6)	$9,931.94

(1)	Baker Bros. beneficially owns more than 5% of the outstanding shares of Synageva capital stock and acquired Notes through the following entities: 667, L.P., 14159, L.P., Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P., Baker Tisch Investments and FBB Associates. Felix. J. Baker, Chairman of the Synageva board of directors, has shared investment and voting power for the Notes beneficially owned by Baker Bros., but disclaims beneficial ownership of such Notes except to the extent of his pecuniary interests therein. Stephen R. Biggar, a director of Synageva, is a Partner at Baker Brothers Investments and disclaims beneficial ownership of the Notes owned by Baker Bros.

(2)	The Tisch Investors, which include Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, the James S. Tisch 1995 Issue Trust and the Thomas J. Tisch 1994 Issue Trust, beneficially own more than 5% of the outstanding shares of Synageva capital stock.

(3)	New Leaf Ventures II, L.P. beneficially owns more than 5% of the outstanding shares of Synageva capital stock. Srini Akkaraju, a director of Synageva, has shared investment and voting power over the Notes beneficially owned by New Leaf Ventures II, L.P.

(4)	Tullis Dickerson Affiliates beneficially own more than 5% of the outstanding shares of Synageva capital stock and acquired Notes through the following entities: TD Javelin-Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus II, L.P. James Tullis, a director of Synageva, has shared voting and investment power over the Notes beneficially owned by the Tullis Dickerson Affiliates.

(5)	Abbey Road Investment Group is controlled by Sanj K. Patel, Chief Executive Officer, President and director of Synageva. Mr. Patel has shared investment and voting power over the Notes owned by Abbey Road Investment Group.

(6)	Thomas Malley is a director of Synageva.

Director Compensation

It is currently expected that the cash and equity non-employee director compensation policies set forth below will be reviewed by the compensation committee of the board of directors of the combined company following the completion of the Merger and may be subject to change.

Currently, Trimeris reimburses its directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Trimeris board of directors. Trimeris’ management directors do not receive additional compensation in connection with their board service or attendance at meetings. Non-management directors receive cash compensation and stock options as follows:

Non-Management Directors’ Annual Retainer	$35,000

Committee Member’s Additional Annual Fees
Audit Committee Chairman	$15,000
Audit Committee Member	$10,000
Compensation Committee Chairman	$10,000
Compensation Committee Member	$5,000
Nomination and Governance Committee Chairman	$5,000
Nomination and Governance Committee Member	$3,000

Meeting Fee for Non-Management Directors
Per meeting fee for face-to-face Board meetings only	$1,500
(No additional committee meeting fees will be paid)

Non-Management Directors’ Stock Options
Director Annual Grant	$15,000

Currently, Synageva reimburses its directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Synageva board of directors. Synageva’s management directors and directors affiliated with holders of Series D-2 Preferred Stock of Synageva, do not receive additional compensation in connection with their board service or attendance at meetings, but all other directors are entitled to an annual retainer of $10,000. The Synageva board of directors also, from time to time, approves grants of options to non-management directors who are not affiliated with Series D-2 Preferred Stock holders.

Director Compensation Table: Combined Company Directors from Trimeris

The following table sets forth cash compensation and the value of stock options awards granted to Trimeris’ non-management directors that will continue as directors for the combined company for their service in 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Felix J. Baker	33,000	23,400	56,400
Stephen R. Davis	40,000	23,400	63,400
Barry D. Quart	34,500	23,400	57,900

(1)	Represents the grant date fair value related to stock options awarded to each director during 2010. The value is calculated in accordance with ASC 718. Assumptions used in the calculation of these amounts for awards granted in 2010 are included in Note 4 to Trimeris’ financial statements for the year ended December 31, 2010, included elsewhere in this joint proxy statement/prospectus. As of December 31, 2010, each non-management director had the following aggregate number of stock options outstanding: (i) Dr. Felix Baker—110,000 (of which 95,000 were vested and 15,000 were unvested), (ii) Mr. Davis—80,000 (of which 58,333 were vested and 21,667 were unvested), and (iii) Dr. Quart—76,250 (of which 54,583 were vested and 21,667 were unvested).

Director Compensation Table: Combined Company Directors from Synageva

The following table sets forth cash compensation and the value of stock options awards granted to Synageva’s non-management directors that will continue as directors for the combined company for their service in 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Srini Akkaraju, M.D., Ph.D.(2)	0	0	0
Felix J. Baker, Ph.D.(3)	0	0	0
Stephen R. Biggar, M.D., Ph.D.(4)	0	0	0
Mark Goldberg, M.D.(5)	16,000	0	16,000
Thomas R. Malley	16,000	0	16,000
Robyn Samuels(6)	0	0	0

(1)	While no options were granted in 2010, as of December 31, 2010, each independent director had the following aggregate number of stock options outstanding (i) Mr. Malley—50,000 (of which 28,249 were vested and 21,751 were unvested) and (ii) Dr. Goldberg—50,000 (of which 26,290 were vested and 23,710 were unvested).
(2)	Dr. Akkaraju represents New Leaf Venture Partners on the Synageva board of directors and is not compensated by Synageva for his service as a director.
(3)	Dr. Baker represents Baker Brothers Investments on the Synageva board of directors and is not compensated by Synageva for his service as a director.
(4)	Dr. Biggar represents Baker Brothers Investments on the Synageva board of directors and is not compensated by Synageva for his service as a director.
(5)	As a result of his appointment to Senior Vice President, Product Development on September 6, 2011, Dr. Goldberg will not be considered a non-management director for the fiscal year ended December 31, 2011.
(6)	Ms. Samuels represents members of the Tisch family on the Synageva board of directors and is not compensated by Synageva for her service as a director.

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation of the principal executive officer, principal financial officer and each of the next three most highly compensated executive officers of Synageva during the fiscal year ended December 31, 2010. Except as indicated below, these individuals are expected to serve the combined company in the same capacities following the completion of the Merger.

Name and Principal Position(s)	Year	Salary($)		Bonus($)(1)		Option Awards($)(2)	All Other Compensation($)(3)	Total($)
Sanj K. Patel	2010	400,379		159,875		131,705	17,227	709,186
	2009	382,500		172,500		102,210	15,550	672,760
Carsten Boess(4)	2010	—		—		—	—	—
	2009	—		—		—	—	—
Anthony G. Quinn	2010	335,119		81,275		14,165	13,936	444,495
	2009	117,855	(5)	92,083	(6)	4,617	0	214,555
Eric Grinstead	2010	267,992		52,373		9,742	9,745	339,852
	2009	113,290	(7)	21,658		4,059	0	139,007

(1)	Bonuses for calendar year 2010 were accrued at December 31, 2010 and paid in January 2011.
(2)	Indicates stock expense for that calendar year. See the section entitled “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for a discussion of the assumptions used in determining the valuations shown in this column.

(3)	Other income for Mr. Patel includes $1,200 and $900 for 2010 and 2009, respectively, for healthcare reimbursement benefits. All other amounts consist of company-matching 401(k) contributions.
(4)	Mr. Boess’ employment commenced on May 16, 2011.
(5)	Reflects Dr. Quinn’s salary from the commencement of his employment on August 31, 2009.
(6)	Includes a one-time bonus of $65,000 for relocation costs.
(7)	Reflects Mr. Grinstead’s salary from the commencement of his employment on July 27, 2009.

Narrative Disclosure to Summary Compensation Table

Employment Agreements and Severance Arrangements

Sanj K. Patel. Pursuant to an employment agreement, dated as of May 9, 2008, between Synageva (f/k/a Avigenics, inc.) and Sanj K. Patel, Synageva employs Mr. Patel as its President and Chief Executive Officer. Under his agreement, Mr. Patel’s base salary is subject to periodic review and adjustment and Mr. Patel is eligible to receive annual performance-based bonuses of not less than 25% but targeted at 50% of his base salary, based on achievement of targets set by the Synageva board of directors. Mr. Patel received an initial grant of options to acquire 240,000 shares of Synageva’s common stock at an exercise price of $1.45 per share, of which 25% vested on the one-year anniversary of his first date of employment and the remainder of which vest equally on a monthly basis over the subsequent three years as long as he is employed by Synageva. Mr. Patel was also awarded a performance grant of 80,000 options the vesting of which commenced upon the occurrence of a performance event which occurred in September 2009. These options vest on a monthly basis over the four years subsequent to the performance event as long as he is employed by Synageva and will become fully vested and exercisable if within 12 months after a change of control, Synageva or Mr. Patel, as applicable, terminates Mr. Patel’s employment without cause or for good reason, each as defined in the agreement. In the event Synageva or Mr. Patel, as applicable, terminates Mr. Patel’s employment without cause or for good reason, Mr. Patel is entitled to receive (i) his then-current base salary and minimum annual bonus, as then in effect, for a period of 12 months, to be paid in a lump sum and (ii) continuing group health coverage for the lesser of (a) 12 months, (b) the date on which he is eligible become covered under a similar plan or (c) the date on which he is no longer a Qualified Beneficiary (as defined in the Code). The agreement defines “cause” as Mr. Patel’s (i) gross negligence or willful misconduct in performing his duties, (ii) commission of an act of fraud with respect to Synageva, (iii) commission of a felony or crime involving moral turpitude, (iv) material breach of a written agreement with Synageva or (v) failure to comply with lawful directives of the Synageva board of directors and “good reason” includes termination by Mr. Patel in the event of (x) Mr. Patel’s death, (y) his physical or mental disability that prevents him from performing his duties or (z) Synageva making a substantial reduction in Mr. Patel’s compensation, forcing Mr. Patel to relocate to a location more than 50 miles from Synageva’s current location or materially reducting Mr. Patel’s job responsibilities. Under his agreement, Mr. Patel has agreed not to compete with Synageva or solicit Synageva’s employees for a period after the termination of his employment. Mr. Patel has also executed Synageva’s standard agreement relating to the protection of Synageva’s confidential information and the assignment of inventions.

Carsten Boess. Pursuant to an offer letter, dated as of April 5, 2011, delivered by Synageva to Carsten Boess, Synageva employs Mr. Boess as a Senior Vice President and Chief Financial Officer. Under the terms of his offer letter, Mr. Boess’ base salary of $310,000 per year is subject to periodic review and adjustment. Mr. Boess is also eligible to receive an annual bonus of up to 25% of his base salary depending on his performance. Mr. Boess received an initial grant of options to acquire 385,000 shares of Synageva common stock at an exercise price of $0.70 per share, of which 25% vest on the one-year anniversary of his hiring and the remainder of which vest equally on a monthly basis over the subsequent three years as long as he is employed by Synageva. Mr. Boess is otherwise eligible to receive Synageva’s standard benefits available to other executives, including a 401(k) plan with matching. In the event Synageva terminates Mr. Boess’ employment without cause, as defined in the letter, Mr. Boess is entitled to receive (i) his then-current base salary, as then in effect, for a period of three months, to be paid in a lump sum and (ii) payment of his health insurance premiums by Synageva for three months. The letter defines “cause” as Mr. Boess’ (i) substantial failure to perform his duties to Synageva, (ii) commission of an act of fraud or other willful misconduct that has caused or is reasonably expected to result in a material injury to Synageva, (iii) unauthorized use or disclosure of any proprietary information or trade secrets of Synageva or (iv) willful breach of any obligations under a written agreement with Synageva. Mr. Boess has also signed Synageva’s standard agreement relating to the protection of Synageva’s confidential information and the assignment of inventions.

Anthony G. Quinn. Pursuant to an offer letter, dated as of July 28, 2009, delivered by Synageva to Anthony G. Quinn, Synageva employs Dr. Quinn as a Senior Vice President and Chief Medical Officer. Under the terms of his offer letter, Dr. Quinn’s base salary is subject to periodic review and adjustment at least annually and his salary is to be based on overall performance of Synageva, the Chief Executive Officer’s assessment of Dr. Quinn’s contribution to Synageva and salary levels of other executives of comparable position within the industry. Dr. Quinn is also eligible to receive an annual bonus targeted at 25% of his base salary depending on achievements of certain targets agreed to by Dr. Quinn and the Chief Executive Officer. Dr. Quinn received an initial grant of options to acquire 245,000 shares of Synageva common stock at an exercise price of $0.39 per share, of which 25% vested on the one-year anniversary of his hiring and the remainder of which vest equally on a monthly basis over the subsequent three years as long as he is employed by Synageva. Dr. Quinn was also eligible for additional grants of up to 24,000 options based on performance. If, in the event of a change of control, Dr. Quinn’s outstanding option awards are not assumed or substituted by the successor corporation, each option will accelerate and become fully vested and immediately exercisable effective as of immediately prior to the consummation of the transaction. If, after a change of control in which Dr. Quinn’s options are assumed, he is terminated without cause within one year of the consummation of such transaction, all of the assumed options held by Dr. Quinn at the time of his termination will become exercisable immediately prior to the effective date of his termination. Dr. Quinn is otherwise eligible to receive Synageva’s standard benefits available to other executives, including a 401(k) plan with matching. In the event Synageva terminates Dr. Quinn’s employment without cause, as defined in the letter, Dr. Quinn is entitled to receive (i) his then-current base salary, as then in effect, for a period of three months, to be paid in a lump sum and (ii) payment of his health insurance premiums by Synageva for three months. The letter defines “cause” as Dr. Quinn’s (i) substantial failure to perform his duties to Synageva, (ii) commission of an act of fraud or other willful misconduct that has caused or is reasonably expected to result in a material injury to Synageva, (iii) unauthorized use or disclosure of any proprietary information or trade secrets of Synageva or (iv) willful breach of any obligations under a written agreement with Synageva. Under his agreement, Dr. Quinn has agreed not to compete with Synageva for a period after his termination or solicit Synageva’s employees for a period after the termination of his employment. Dr. Quinn has also signed Synageva’s standard agreement relating to the protection of Synageva’s confidential information and the assignment of inventions.

Eric Grinstead. Pursuant to an offer letter, dated as of June 22, 2009, delivered by Synageva to Eric Grinstead, Synageva employed Mr. Grinstead as its Senior Vice President-Government and Business Affairs and has since named him Senior Vice President, Commercial Operations. Under the terms of the letter, Mr. Grinstead’s base salary is subject to periodic review and adjustment by the Chief Executive Officer and Mr. Grinstead was initially eligible to receive an annual bonus of up to 20% of his base salary depending on achievements of certain targets, which percentage has subsequently increased to 25%. Mr. Grinstead received an initial grant of options to acquire 185,000 shares of Synageva common stock at an exercise price of $0.39 per share, of which 25% vested on the one-year anniversary of his hiring and the remainder of which vest equally on a monthly basis over the subsequent three years as long as he is employed by Synageva. Mr. Grinstead is otherwise eligible to receive Synageva’s standard benefits available to other executives, including a 401(k) plan with matching. Mr. Grinstead has also signed Synageva’s standard agreement relating to the protection of Synageva’s confidential information and the assignment of inventions.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by the named executive officers of Synageva as of December 31, 2010, including the value of the option awards. Except as indicated below, these individuals are expected to serve the combined company in the same capacities following the completion of the Merger.

Name	Number of Securities Underlying Unexercised Unearned Options (#) Exercisable		Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Sanj K. Patel	150,000	(1)	90,000	1.45	06/23/2018
	25,000	(2)	50,000	1.45	06/23/2018
	340,000	(3)	620,000	0.39	07/1/2019
	88,787	(4)	195,333	0.39	12/15/2019
Carsten Boess(5)	—		—	—	—

Anthony G. Quinn, M.D., PhD, FRCP	59,548	(6)	119,098	0.39	10/7/2019
	5,625	(4)	12,375	0.39	12/15/2019

Eric Grinstead	65,520	(7)	119,480	0.39	10/7/2019

(1)	These stock options were granted on June 23, 2008. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option shall vest monthly thereafter until all shares are vested. In each case, vesting is subject to Mr. Patel remaining in Synageva’s employ through such vesting date.
(2)	These stock options were granted on June 23, 2008, but were subject to certain performance conditions that did not occur until September 24, 2009. Thereafter the options vest 25% on the anniversary date of the performance condition and 1/36th of the remaining shares subject to the option shall vest monthly thereafter until all shares are vested, as long as Mr. Patel is employed by Synageva.
(3)	These stock options were granted on July 1, 2009. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option shall vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(4)	These stock options were granted on December 15, 2009. These options vested as to 25% of the total number of shares subject to the option on September 25, 2010 and 1/36th of the remaining shares subject to the option shall vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(5)	Mr. Boess’ employment commenced on May 16, 2011.
(6)	These stock options were granted on October 7, 2009 in connection with an employment agreement. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the hire date and 1/36th of the remaining shares subject to the option shall vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(7)	These stock options were granted on October 7, 2009. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the hire date and 1/36th of the remaining shares subject to the option shall vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.

TRIMERIS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 21, 2011, regarding the beneficial ownership of Trimeris common stock by (i) each person known by the Trimeris board of directors to own beneficially 5% or more of the outstanding shares of Trimeris common stock, (ii) each director of Trimeris, (iii) the Trimeris named executive officers, and (iv) all of Trimeris’ directors and executive officers as a group. Information with respect to beneficial ownership is based solely on a review of Trimeris capital stock transfer records and on publicly available filings made with the SEC by or on behalf of the stockholders listed below. Unless otherwise indicated in the footnotes, the address for each listed stockholder is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.

Percentage of beneficial ownership is calculated in relation to the 22,399,649 shares of Trimeris common stock (net of treasury shares) that were outstanding as of September 21, 2011. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Trimeris common stock issuable pursuant to the exercise of stock options or other securities that are exercisable or convertible into shares of Trimeris common stock within 60 days of September 21, 2011. Options to purchase shares of Trimeris common stock that are exercisable within 60 days of September 21, 2011 are considered beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. Unless otherwise indicated, and subject to the Trimeris Stockholder Voting Agreements (see the section entitled “The Voting Agreements”), to Trimeris’ knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
5% Stockholders
HealthCor Management, L.P.(1)	4,413,657	19.7%
Baker Bros. Advisors LLC(2)	3,515,475	15.7%
Perceptive Advisors LLC(3)	2,341,500	10.4%
Renaissance Technologies LLC(4)	1,268,000	5.7%

Named Executive Officers and Directors
Felix J. Baker(5)	3,625,475	16.1%
Julian C. Baker(5)	3,620,475	16.1%
Martin A. Mattingly(6)	600,088	2.6%
Stephen R. Davis(7)	80,000	*
Barry D. Quart(8)	76,250	*
James R. Thomas(9)	28,333	*
All executive officers and directors as a group (six persons)	4,515,146	19.3%

*	Less than 1%.
(1)	Information in the table and this footnote is based solely upon information contained in a Schedule 13-D/A filed with the SEC on March 16, 2010 (which filing constitutes Amendment No. 9 to a Schedule 13-D filed with the SEC on August 8, 2007) by HealthCor. HealthCor beneficially owns 4,413,657 shares as investment manager of HealthCor L.P., HealthCor Offshore Master Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. HealthCor Associates, LLC is the general partner of HealthCor and Arthur Cohen and Joseph Healy, as the managers of HealthCor Associates, LLC, have voting and investment power over the shares held by the HealthCor Funds. The address of the HealthCor Funds is Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019.
(2)

Information in the table and this footnote is based solely upon information provided to Trimeris by Felix J. Baker and Julian C. Baker and information contained in a Schedule 13D/A filed with the SEC on June 17, 2011. Baker Bros. beneficially owns 3,515,475 shares of Trimeris common stock through the following limited partnerships: FBB Associates; Baker Tisch Investments, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; 667, L.P.; Baker Biotech Fund II (A), L.P.; Baker Brothers Life Sciences, L.P.; and 14159, L.P. Felix J. Baker and Julian C. Baker have shared voting and investment power over these shares. The address of Baker Bros. is 667 Madison Avenue, 21st Floor, New York, New York 10065.
(3)	Information in the table and this footnote is based solely upon information contained in a Schedule 13-G filed with the SEC on July 29, 2011, a Form 3 filed with the SEC on July 29, 2011 and Form 4s filed with the SEC on August 5, 2011 and August 10, 2011 by Perceptive Advisors LLC. Perceptive Advisors beneficially owns these shares, which are held by a private investment fund to which Perceptive Advisors serves as the investment manager, and has shared voting and investment power over such shares. Joseph Edelman is the managing member of Perceptive Advisors. The address of Perceptive Advisors is 499 Park Avenue, 25th Floor, New York, New York 10022.
(4)	Information in the table and this footnote is based solely upon information contained in a Schedule 13F filed with the SEC on June 30, 2011 by Renaissance Technologies LLC, James H. Simons, and Renaissance Technologies Holdings Corporation. RTC and RTHC each hold sole voting and dispositive power over these shares. Simons beneficially owns no shares because he is no longer deemed to be a control person of RTC. The address of RTC, Simons, and RTHC is 800 Third Avenue, New York, New York 10022.
(5)	Information in the table and this footnote is based solely upon information provided to Trimeris by Felix J. Baker and Julian C. Baker and in a Schedule 13F filed with the SEC on June 30, 2011. Each has shared voting and investment power over 3,515,475 shares indirectly owned through the following limited partnerships: FBB Associates; Baker Tisch Investments, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; 667, L.P.; Baker Biotech Fund II (A), L.P.; Baker Brothers Life Sciences, L.P.; and 14159, L.P. Felix J. Baker and Julian C. Baker each disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. Additionally, Felix J. Baker owns 110,000 stock options exercisable within 60 days of September 21, 2011 and Julian C. Baker owns 105,000 stock options exercisable within 60 days of September 21, 2011. The address of each of Felix J. Baker and Julian C. Baker is 667 Madison Avenue, 21st Floor, New York, New York 10065.
(6)	Consists of 23,656 shares held in Dr. Mattingly’s 401(k) plan account and 576,432 stock options exercisable within 60 days of September 21, 2011. Dr. Mattingly holds sole voting power and sole investment power over the shares in his 401(k) plan account.
(7)	Consists of 80,000 stock options exercisable within 60 days of September 21, 2011.
(8)	Consists of 76,250 stock options exercisable within 60 days of September 21, 2011.
(9)	Consists of 28,333 stock options exercisable within 60 days of September 21, 2011.

SYNAGEVA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Synageva capital stock as of September 21, 2011, by (i) each person or entity who is known by Synageva to own beneficially more than 5% of the outstanding shares of Synageva capital stock, (ii) each director of Synageva, (iii) each of Synageva’s named executive officers, and (iv) all directors and named executive officers of Synageva as a group. Unless otherwise indicated, the address of each listed stockholder is c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.

Percentage of beneficial ownership is calculated in relation to the 524,153 shares of Synageva common stock and 25,997,351 shares of Synageva preferred stock that were outstanding as of September 21, 2011. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Synageva capital stock issuable pursuant to the exercise of stock options or other securities that are exercisable or convertible into shares of Synageva capital stock within 60 days of September 21, 2011. Options to purchase shares of Synageva common stock that are exercisable within 60 days of September 21, 2011 are considered beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. Notes convertible into shares of Synageva capital stock that are convertible within 60 days of September 21, 2011 are considered beneficially owned by the person holding such notes for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. Unless otherwise indicated, and subject to the Synageva Stockholder Voting Agreements (see the section entitled “The Voting Agreements”), to Synageva’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Common Stock (as converted)		Preferred Stock
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class	Amount of Beneficial Ownership	Percent of Class
5% Stockholders
Baker Bros. Advisors LLC(1)	13,631,336	47.2%	13,631,336	48.1%
Tisch Investors(2)	5,598,656	20.4%	5,598,656	20.8%
New Leaf Ventures II, L.P.(3)	4,148,068	15.1%	4,148,068	15.4%
Tullis Dickerson Affiliates(4)	3,836,820	14.2%	3,836,820	14.5%

Named Executive Officers and Directors
Sanj K. Patel(5)	952,839	3.5%	3,194	*
Carsten Boess	0	*	0	*
Eric Grinstead(6)	104,062	*	0	*
Anthony G. Quinn(7)	145,208	*	0	*
Felix J. Baker(8)	13,631,342	47.2%	13,631,336	48.1%
Srini Akkaraju(9)	4,148,068	15.1%	4,148,068	15.4%
Stephen R. Biggar(10)	0	*	0	*
Mark Goldberg(11)	29,623	*	0	*
Thomas R. Malley(12)	113,891	*	81,685	*
Robyn Samuels	0	*	0	*
James Tullis(13)	3,836,820	14.2%	3,836,820	14.5%
All officers and directors as a group (11 persons)	22,961,853	71.0%	21,701,103	72.9%

*	Does not exceed 1% of the class
(1)

Baker Bros. beneficially owns 13,631,336 shares of Synageva preferred stock through the following entities: FBB Associates; Baker Tisch Investments, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P., 667, L.P.; Baker Brothers Life Sciences, L.P. and 14159, L.P., including 2,352,166 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011. The address of Baker Bros. is 667 Madison Avenue, 21st Floor, New York, NY 10065.
(2)	Includes 1,399,663 shares of Synageva preferred stock beneficially owned by Andrew H. Tisch; 1,447,545 shares of Synageva preferred stock beneficially owned by Daniel R. Tisch; 1,447,544 shares of Synageva preferred stock beneficially owned by James S. Tisch; and 1,303,904 shares of Synageva preferred stock beneficially owned by Thomas J. Tisch, which amounts include 223,331, 223,331, 223,330 and 223,331 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011, respectively. The address of Andrew H. Tisch, James S. Tisch, and Thomas J. Tisch is 667 Madison Avenue, New York, NY 10065, and the address of Daniel R. Tisch is c/o TowerView LLC, 500 Park Avenue, New York, N.Y. 10022.
(3)	Includes 948,068 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011. The shares are directly held by New Leaf Ventures II, L.P. (“NLV II”) and indirectly held by New Leaf Venture Management II, L.P. (“NLV Venture Management”), the sole general partner of NLV II, New Leaf Venture Management II, L.L.C. (“NLV Management”), the sole general partner of NLV Venture Management, and the individual managers of NLV Management. The individual managers of NLV Management filing jointly with NLV II, NLV Venture Management and NLV Management are Philippe O. Chambon, James Niedel, Vijay Lathi, Jeani Delagardelle, Ronald Hunt, and Srinivas Akkaraju and each has shared investment and voting power over the securities held by NLV II. The address of NLV II is 2500 Sand Hill Road, Suite 203, Menlo Park, CA 94025.
(4)	Tullis Dickerson Affiliates (“Tullis Dickerson”) beneficially owns 3,836,820 shares of Synageva preferred stock owned by the following: TD Javelin-Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P. and Tullis-Dickerson Capital Focus II, L.P., including 469,984 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011. James Tullis has investment and voting power over the securities held by Tullis Dickerson. The address for Tullis Dickerson is One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT 06901.
(5)	Includes 949,645 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011. Includes 694 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011.
(6)	Includes 104,062 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011.
(7)	Includes 33,625 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011.
(8)	Includes 6 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011. Dr. Felix Baker has shared voting and investment power over the 13,631,336 shares of Synageva preferred stock beneficially owned by Baker Bros. Dr. Felix Baker disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.
(9)	Dr. Akkaraju has shared voting and investment power over the 4,148,068 shares of Synageva preferred stock beneficially owned by NLV II.
(10)	Excludes shares beneficially owned by Dr. Felix Baker, Mr. Julian Baker, and Baker Bros., as to which Dr. Biggar disclaims beneficial ownership.
(11)	Includes 29,623 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011.
(12)	Includes 32,206 options to purchase Synageva common stock exercisable within 60 days of September 21, 2011 and 3,972 shares of Synageva preferred stock issuable pursuant to notes convertible within 60 days of September 21, 2011.
(13)	Mr. Tullis has shared voting and investment power over the 3,836,820 shares of Synageva preferred stock beneficially owned by Tullis Dickerson.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

The following table sets forth information as of June 13, 2011, regarding the beneficial ownership of the combined company upon completion of the Merger by (i) each person known by the management of Trimeris and Synageva that is expected to become the beneficial owner of 5% of the common stock of the combined company upon completion of the Merger, (ii) each director and named executive officer of the combined company, and (iii) all directors and named executive officers of the combined company as a group. Information with respect to beneficial ownership is based solely on a review of Trimeris’ capital stock transfer records and on publicly available filings made with the SEC by or on behalf of the stockholders listed below and on Synageva’s stock ledger. Unless otherwise indicated in the footnotes, the address for each listed stockholder is: c/o Synageva BioPharma Corp., 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.

Percentage of beneficial ownership is calculated based on 22,399,649 shares of Trimeris common stock outstanding as of September 21, 2011 and 31,225,776 shares of Synageva capital stock outstanding as of September 21, 2011 (which includes 524,153 shares of Synageva common stock, the conversion of all 25,997,351 shares of Synageva preferred stock at a ratio of 1:1, and the conversion of all of Synageva’s convertible notes into 4,999,987 shares of Synageva preferred stock and thereafter into common stock at a ratio of 1:1). The percent of common stock of the combined company is based on 87,901,307 shares of common stock of the combined company outstanding upon completion of the Merger and assumes that the Exchange Ratio to be used in connection with the Merger is approximately 2.078 shares of Trimeris common stock for each share of Synageva capital stock (without giving effect to the proposed reverse stock split described elsewhere in this joint proxy statement/prospectus). Shares of Trimeris common stock subject to stock options that are currently exercisable or exercisable within 60 days after September 21, 2011 are treated as outstanding and beneficially owned by the holder of such options for the purpose of computing the percentage ownership of the combined company’s common stock of such holder, but are not treated as outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other stockholder. Shares of Synageva common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 21, 2011 are treated as outstanding and beneficially owned by the holder of such options for the purpose of computing the percentage ownership of the combined company’s common stock of such holder, but are not treated as outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other stockholder. Unless otherwise indicated and subject to the Trimeris Stockholder Voting Agreements and the Synageva Stockholder Voting Agreements, Trimeris and Synageva believe that each of the persons named in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
5% Stockholders
Baker Bros. Advisors LLC(1)	31,841,391	36.2%
Tisch Investors(2)	11,634,007	13.2%
New Leaf Ventures II, L.P.(3)	8,619,685	9.8%
Tullis Dickerson Affiliates(4)	7,972,911	9.1%
HealthCor Management, L.P.(5)	4,413,657	5.0%

Named Executive Officers and Directors:
Srini Akkaraju(6)	8,619,685	9.8%
Felix J. Baker(7)	31,951,403	36.3%
Stephen R. Biggar(8)	510	*
Carsten Boess	0	*
Stephen R. Davis(9)	80,000	*
Mark Goldberg(10)	61,556	*
Eric Grinstead(11)	216,240	*
Thomas R. Malley(12)	236,665	*
Sanj K. Patel(13)	1,979,999	2.2%
Barry Quart(14)	76,250	*
Anthony G. Quinn(15)	301,742	*
Robyn Samuels	0	*
All executive officers and directors as a group (12 persons)	43,524,050	48.1%

*Less	than 1%.
(1)	See footnote 2 in the section entitled “Trimeris Security Ownership of Certain Beneficial Owners and Management” and footnote 1 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(2)	See footnote 2 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(3)	See footnote 3 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(4)	See footnote 4 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(5)	See footnote 1 in the section entitled “Trimeris Security Ownership of Certain Beneficial Owners and Management”.
(6)	See footnote 9 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(7)	See footnote 5 in the section entitled “Trimeris Security Ownership of Certain Beneficial Owners and Management” and footnote 8 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(8)	Includes 510 shares of Trimeris common stock owned by Dr. Biggar as of September 21, 2011. Excludes shares of Trimeris common stock beneficially owned by Dr. Felix Baker, Mr. Julian Baker, and Baker Bros., as to which Dr. Biggar disclaims beneficial ownership. See footnote 10 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(9)	See footnote 7 in the section entitled “Trimeris Security Ownership of Certain Beneficial Owners and Management”. The address for Mr. Davis is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.
(10)	See footnote 11 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(11)	See footnote 6 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.

(12)	See footnote 12 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(13)	See footnote 5 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.
(14)	See footnote 8 in the section entitled “Trimeris Security Ownership of Certain Beneficial Owners and Management”. The address for Dr. Quart is: c/o Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.
(15)	See footnote 7 in the section entitled “Synageva Security Ownership of Certain Beneficial Owners and Management”.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Trimeris consists of 60,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Trimeris is seeking stockholder approval pursuant to this joint proxy statement/prospectus to (i) effect a reverse stock split of Trimeris’ issued and outstanding common stock, pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of Trimeris common stock (with the exact reverse stock split ratio within such range to be determined by Synageva prior to the completion of the Merger) and (ii) amend the Trimeris Certificate to increase the number of authorized shares of Trimeris common stock from 60,000,000 to up to a maximum of 150,000,000 shares (with the exact amount to be determined by Synageva prior to the completion of the Merger).

Common Stock

As of September 21, 2011, the latest practicable date before the printing of this joint proxy statement/prospectus, there were 22,399,649 shares of Trimeris common stock outstanding, held of record by 90 stockholders.

The Trimeris stockholders are entitled to one vote for each share of Trimeris common stock held on all matters submitted to a vote of Trimeris stockholders and do not have cumulative voting rights. Holders of fractional shares of Trimeris common stock are entitled to proportional votes for each fractional share held. Unless otherwise required by law, the Trimeris Certificate, or the Trimeris Bylaws, the affirmative vote of a majority of all eligible votes present in person or by proxy at a meeting of the Trimeris stockholders at which a quorum is present (or if there are two or more classes of stock voting as separate classes, the holders of a majority of the class of stock voting on the matter) is required to decide any matter. Trimeris stockholders are entitled to receive ratable dividends, if any, as may be declared from time to time by the Trimeris board of directors out of legally available funds, subject to any preferential dividend rights applicable to any outstanding shares of Trimeris preferred stock that may be issued in the future. Trimeris has not declared or paid cash dividends on Trimeris capital stock during the past two fiscal years. Any determination to pay dividends to holders of Trimeris common stock in the future will be at the discretion of the Trimeris board of directors and will depend on many factors, including Trimeris’ financial condition, results of operations, general business conditions, and any other factors the Trimeris board of directors deems relevant.

In the event of a liquidation, dissolution, or winding up of Trimeris, the Trimeris stockholders are entitled to share ratably in all of Trimeris’ assets remaining after the payment of all debts and other liabilities, subject to the prior distribution rights of any outstanding shares of Trimeris preferred stock that may be issued in the future. There are no preemptive, subscription, redemption, sinking fund, or conversion rights applicable to the Trimeris common stock. All shares of Trimeris common stock have equal rights and preferences. The outstanding shares of Trimeris common stock are, and the shares of Trimeris common stock to be issued to Synageva stockholders in connection with the Merger will be, when issued and paid for, validly issued, fully paid, and nonassessable. The rights, preferences, and privileges of Trimeris stockholders are subject to the rights of the holders of shares of any class or series of Trimeris preferred stock that Trimeris may designate and issue in the future.

Preferred Stock

The Trimeris board of directors has the authority, without action by the Trimeris stockholders, to designate and issue up to 10,000,000 shares of Trimeris preferred stock in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of Trimeris common stock. It is not possible to state the actual effect of the issuance of any shares of Trimeris preferred stock upon the rights of the holders of Trimeris common stock until the Trimeris board of directors determines the specific rights of the holders of Trimeris preferred stock. However, effects of the issuance of Trimeris preferred stock include restricting dividends on Trimeris common stock, diluting the voting power of Trimeris common stock, impairing the liquidation rights of Trimeris common stock, and making it more difficult for a third party to acquire Trimeris, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of Trimeris’ outstanding voting stock. Trimeris has no present plans to issue any shares of Trimeris preferred stock.

Delaware Law and Provisions of the Trimeris Certificate

Trimeris is subject to the provisions of Section 203 of the DGCL which, subject to certain exceptions, prohibits Trimeris from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which such stockholder became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. For purposes of Section 203 of the DGCL, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the corporation’s voting stock. The application of Section 203 of the DGCL could have the effect of delaying or preventing a change of control of Trimeris.

The Trimeris Certificate provides that each director will serve for a one-year term. Candidates for directors may be nominated only by the Trimeris board of directors or by a Trimeris stockholder who gives written notice to Trimeris in the manner prescribed by the Trimeris Bylaws. The number of directors may be fixed by resolution of the Trimeris board of directors, but in any event shall not be less than three.

The Trimeris board of directors currently consists of six members and the Trimeris board of directors may appoint new directors to fill vacancies or newly created directorships between Trimeris stockholder meetings. The Trimeris Certificate does not provide for cumulative voting at Trimeris stockholder meetings for the election of directors. The Trimeris Certificate provides that the affirmative vote of 75% of all eligible votes present in person or by proxy at a Trimeris stockholder meeting at which a quorum is present is required to (i) remove a director from office with cause (unless such director is elected by a separate voting group, in which case only members of that voting group may participate in a vote to remove him) or (ii) remove a director from office without cause, provided that such removal without cause is recommended to the Trimeris stockholders by the Trimeris board of directors pursuant to a vote of not less than 75% of the directors then in office (unless such director is elected by a separate voting group, in which case only members of that voting group may participate in a vote to remove him).

The Trimeris Certificate also provides that, unless approved by a resolution adopted by two-thirds of all disinterested directors in office, the affirmative vote of 75% of the shares of Trimeris capital stock issued and outstanding and entitled to vote is required to amend, repeal or adopt any provision inconsistent with (i) Article 11 of the Trimeris Certificate regarding the management of the business and conduct of the affairs of Trimeris, (ii) the prohibition on stockholder action by written consent, or (iii) the mandate that special meetings of Trimeris stockholders may be called only by the chairman of the Trimeris board of directors, the chief executive officer, or the board of directors and limiting business at Trimeris special meetings to that relating to the purposes stated in the notice of meeting.

The Trimeris Bylaws provide that the affirmative vote of 75% of the shares of Trimeris capital stock issued and outstanding and entitled to vote is required to amend or repeal, or to adopt any provision inconsistent with (i) the mandate in the Trimeris Bylaws that special meetings of Trimeris stockholders may be called only by the chairman of the Trimeris board of directors, the chief executive officer, or the Trimeris board of directors and limiting business at Trimeris special meetings to that relating to the purposes stated in the notice of meeting, (ii) the process set forth in the Trimeris Bylaws for nominating directors, (iii) the process set forth in the Trimeris Bylaws for properly bringing business before the annual meeting of Trimeris stockholders, (iv) the prohibition on stockholder action by written consent, (v) the process for calling Trimeris stockholder meetings to order, (vi) Article 2 of the Trimeris Bylaws regarding directors, and (vii) Article 6 of the Trimeris Bylaws regarding amendments to the Trimeris Bylaws. Any action required or permitted to be taken by the Trimeris stockholders must be effected at a duly called annual or special meeting of Trimeris stockholders and may not be effected by written consent.

The Trimeris Certificate and other provisions of the DGCL may have the effect of delaying, deterring or preventing a change in control of Trimeris, may discourage bids for Trimeris common stock at a premium over the market price, and may adversely affect the market price, and the voting and other rights of the holders of, Trimeris common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial data is intended to show how the Merger might have affected historical financial statements if the Merger had been completed on January 1, 2010 for the purpose of the statement of operations and June 30, 2011 for the purposes of the balance sheet, and was prepared based on the historical financial results reported by Trimeris and Synageva. The following should be read in conjunction with the audited and unaudited historical financial statements of each of Trimeris and Synageva and the notes thereto beginning on pages F-1 and F-37, respectively, and the sections entitled “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Synageva’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the other information contained in this joint proxy statement/prospectus. The following information does not give effect to the reverse stock split of Trimeris common stock described in Trimeris Proposal No. 2.

The Merger will be accounted for as a reverse acquisition under the acquisition method of accounting. Under the acquisition method of accounting, Synageva will be treated as the accounting acquiror and Trimeris will be treated as the “acquired” company for financial reporting purposes because, immediately upon completion of the Merger, Synageva stockholders prior to the Merger will hold a majority of the voting interest of the combined company. In addition, the nine member board of directors of the combined company will be comprised of seven of the current members of the Synageva board of directors and therefore Synageva’s current board of directors will possess majority control of the board of directors of the combined company. Members of the current management of Synageva will be responsible for the management of the combined company and the majority of the combined company’s activities will be activities related to Synageva’s current business.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Merger are based upon the acquisition method of accounting in accordance with GAAP, and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of June 30, 2011 combines the historical balance sheets of Trimeris and Synageva as of June 30, 2011 and gives pro forma effect to the Merger as if it had been completed on June 30, 2011.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 combine the unaudited historical statements of operations of Trimeris and Synageva for their respective six-month periods ended June 30, 2011 and gives pro forma effect to the Merger as if it had been completed on January 1, 2010. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 combine the historical statements of operations of Trimeris and Synageva for their respective twelve months ended December 31, 2010 and gives pro forma effect to the Merger as if it had been completed on January 1, 2010.

The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2011

(Amounts in thousands)

	Trimeris	Synageva	Pro Forma Adjustments	Note Reference	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$52,382	$17,904	$—		$70,286
Prepaid expenses and other current assets	155	706	—		861
Accounts receivable—Roche	1,964	—	—		1,964
Taxes receivable	1,036	—	—		1,036
Deferred tax asset	160	—	(160)	B	—

Total current assets	55,697	18,610	(160)		74,147
Patent costs, net	1,823	—	(1,823)	B	—
Deferred tax asset	320	—	(320)	B	—
Development technology	—	—	8,000	C	8,000
Other assets	158	61	—		219
Property and equipment, net	—	1,066	—		1,066
Goodwill	—	—	180	F	180

Total assets	$57,998	$19,737	$5,877		$83,612

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$419	$—		$419
Accrued expenses	1,143	1,933	1,500	G	4,576
Accrued compensation—short-term	294	—	1,800	H	2,094
Deferred revenue	—	15	—		15

Total current liabilities	1,437	2,367	3,300		7,104
Other noncurrent liabilities	—	211	—		211
Accrued compensation—long-term	94	—	—		94
Notes payable, long-term	—	12,500	(12,500)	E	—

Total liabilities	1,531	15,078	(9,200)		7,409

Commitments and contingencies
Convertible preferred stock	—	95,581	(95,581)	E	—
Stockholders’ equity (deficit)
Common stock	22	1	(22)	D	88
			87	A
Additional paid-in capital	359,067	10,617	(359,067)	D	178,155
			95,581	E
			59,457	A
			12,500	E
Accumulated deficit	(302,796)	(101,539)	302,796	D	(102,039)
			(500)	G
Accumulated other comprehensive income	174	(1)	(174)	D	(1)

Total stockholders’ equity (deficit)	56,467	(90,922)	110,658		76,203

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$57,998	$19,737	$5,877		$83,612

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Amounts in thousands, except per share amounts)

	Trimeris	Synageva	Pro Forma Adjustments	Note Reference	Pro Forma Combined
Revenue:
Milestone revenue	$1,039	$—	$—		$1,039
Collaboration and royalty revenue	4,006	105	—		4,111
Grant revenue	—	196	—		196

Total revenue and collaboration income	5,045	301	—		5,346

Operating expenses
Research and development	—	7,821	1,400	I	9,221
General and administrative	4,344	3,279	(1,600)	G	6,023

Total operating expenses	4,344	11,100	(200)		15,244

Income/(loss) from operations	701	(10,799)	200		(9,898)
Other income (expense), net	—	(199)	—		(199)
Interest income	5	2	—		7
Interest expense	—	(9)	—		(9)

Income/(loss) before taxes	706	(11,005)	200		(10,099)
Income tax provision	100	—	—	K	100

Net income/(loss)	$606	$(11,005)	$200		$(10,199)

Basic and diluted net income/(loss) per share	$0.03				$(0.11)

Weighted average shares used in basic and diluted per share computations	22,363		67,089	J	89,452

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in thousands, except per share amounts)

	Trimeris	Synageva	Pro Forma Adjustments	Note Reference	Pro Forma Combined
Revenue:
Milestone revenue	$265	$—	$—		$265
Royalty revenue	1,569	—	—		1,569
Collaboration income	24,883	280	—		25,163
Grant revenue	—	315	—		315

Total revenue and collaboration income	26,717	595	—		27,312

Operating expenses
Research and development	—	9,866	2,800	I	12,666
General and administrative	5,779	3,852	—		9,631

Total operating expenses	5,779	13,718	2,800		22,297

Income/(loss) from operations	20,938	(13,123)	(2,800)		5,015
Other income (expense), net	—	2,295	—		2,295
Interest expense	(130)	—	—		(130)
Interest income	71	4	—		75

Income/(loss) before taxes	20,879	(10,824)	(2,800)		7,255
Income tax provision	925	—	—	K	925

Net income/(loss)	$19,954	$(10,824)	$(2,800)		$6,330

Basic and diluted net income per share	$0.89				$0.07

Weighted average shares used in basic and diluted per share computations	22,320		66,960	J	89,280

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

Description of Transaction

On June 13, 2011, Trimeris entered into the Merger Agreement with Synageva and Merger Sub. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Synageva, and Synageva will survive as a wholly owned subsidiary of Trimeris.

At the Effective Time, each outstanding share of Synageva capital stock will be converted into the right to receive that number of shares of Trimeris common stock as determined pursuant to the Exchange Ratio, as calculated pursuant to the terms of the Merger Agreement. In addition, at the Effective Time (i) all outstanding options to purchase shares of Synageva common stock will be assumed by Trimeris and converted into options to purchase shares of Trimeris common stock, in each case appropriately adjusted based on the Exchange Ratio (such options, the “Assumed Options”) and (ii) all outstanding warrants to purchase shares of the capital stock of Synageva will be assumed by Trimeris and converted into warrants to purchase shares of Trimeris common stock, in each case appropriately adjusted based on the Exchange Ratio. Immediately upon completion of the Merger and regardless of the exact Exchange Ratio (or any reverse stock split), Synageva stockholders are expected to receive shares of Trimeris common stock representing an aggregate of approximately 75% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis. Trimeris stockholders will continue to own their existing shares of Trimeris common stock, which will not be affected by the Merger, and will not receive any additional shares of Trimeris common stock as a result of the Merger. As a result, such shares will represent an aggregate of approximately 25% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis.

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC and are intended to show how the Merger might have affected the historical financial statements if the Merger had been completed on January 1, 2010 for the purposes of the statements of operations and June 30, 2011 for the purposes of the balance sheet. The pro forma adjustments reflecting the completion of the Merger are based upon the acquisition method of accounting in accordance with GAAP, and upon the assumptions set forth herein. Based on the terms of the Merger, Synageva is deemed to be the accounting acquiror.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Trimeris will be recorded at the acquisition date fair values and added to those of Synageva. The pro forma adjustments are preliminary and based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition. These estimates are based on the most recently available information. To the extent there are significant changes to the combined company’s business following the completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. The allocation is dependent upon certain valuation and other studies that will not be completed until following the Merger. Accordingly, the pro forma purchase price adjustments are subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted following the completion of the Merger. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below under Note 2.

The unaudited pro forma condensed combined balance sheet as of June 30, 2011 combines the historical balance sheets of Trimeris and Synageva as of June 30, 2011 and gives pro forma effect to the Merger as if it had been completed on June 30, 2011.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 combine the historical statements of operations of Trimeris and Synageva for their respective six-month periods ended June 30, 2011 and gives pro forma effect to the Merger as if it had been completed on January 1, 2010. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 combine the historical statements of operations of Trimeris and Synageva for their respective twelve months ended December 31, 2010 and gives pro forma effect to the Merger as if it had been completed on January 1, 2010.

The unaudited pro forma condensed combined financial statements assume an Exchange Ratio of approximately 2.091. Such ratio was calculated using the fully diluted capitalization for Trimeris and Synageva, in each case as of June 13, 2011, the date on which the Merger Agreement was executed. The Exchange Ratio will be determined immediately prior to the completion of the Merger by dividing (i) the product of (a) three times (b) the total number of outstanding shares of Trimeris common stock calculated on a fully diluted basis (in other words, inclusive of all shares of Trimeris common stock issuable upon conversion of any securities convertible into or exercisable or exchangeable for shares of Trimeris common stock) as of immediately prior to the completion of the Merger (but after giving effect to the reverse stock split described elsewhere in this joint proxy statement/ prospectus), by (ii) the total number of outstanding shares of Synageva common stock calculated on a fully diluted basis (in other words, inclusive of all shares of Synageva capital stock issuable upon conversion of any securities, including Synageva preferred stock, convertible into or exercisable or exchangeable for shares of Synageva common stock) as of immediately prior to the completion of the Merger.

Since the Exchange Ratio is based on the number of shares of Trimeris common stock and Synageva capital stock outstanding, in each case calculated on a fully diluted basis immediately prior to the completion of the Merger, the exact Exchange Ratio will not be determined until that time. Accordingly, any changes in the number of shares of outstanding capital stock of either Trimeris or Synageva calculated on a fully diluted basis, as a result of option grants, option expirations, or otherwise prior to the Effective Time, would result in a corresponding change to the Exchange Ratio. Additionally, no adjustments to the Exchange Ratio will be made based upon changes in the price of Trimeris common stock or the value of Synageva capital stock prior to the completion of the Merger.

Immediately prior to the Merger, all Synageva notes payable will be converted into shares of Synageva’s Series D-2 preferred stock, which are then converted into shares of common stock.

2.	PURCHASE PRICE

A preliminary estimate of the purchase price is as follows (table in thousands):

Fair value of Trimeris shares outstanding	$58,271
Estimated fair value of vested Trimeris stock options	1,273

Estimated purchase price	$59,544

For pro forma purposes, the fair value of the Trimeris common stock used in determining the purchase price was $2.60 per share based on the average of the closing price of Trimeris common stock for the 30-day period ending June 30, 2011. The fair value of the Trimeris stock options was determined by using the Black-Scholes option pricing model with the following assumption: (i) stock price of $2.60, which is the value ascribed to the Trimeris common stock in determining the purchase price, (ii) volatility of 50%; risk-free interest rate of 1.8%, and (iii) a weighted average expected life of 4.9 years. All outstanding Trimeris options will fully vest upon completion of the Merger. The combined company will expense all transaction costs as incurred.

The estimated acquired tangible and intangible assets and liabilities assumed based on their estimated fair values as of June 30, 2011 comprises (table in thousands):

Cash and cash equivalents	$52,382
Receivables and other current assets	3,000
Other assets	313
Developed technology	8,000
Goodwill	180
Assumed liabilities	(4,331)

Total	$59,544

The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, other identifiable intangibles and the fair values of liabilities assumed as of the date that the Merger is completed. The excess of the purchase price over the fair value of assets and liabilities acquired is allocated to goodwill. The preliminary valuation analysis conducted by Trimeris and Synageva determined that the fair value of identifiable assets acquired less the fair value of identifiable liabilities assumed by the combined company were less than the purchase price. The purchase price exceeds the fair value of assets and liabilities acquired/assumed resulting in residual goodwill. The estimates of assets acquired and assumed liabilities will remain preliminary until the combined company completes a valuation of significant identifiable intangible assets acquired and determines the fair values of other assets and liabilities acquired. The final determination of the fair values is expected to be completed as soon as practicable after the completion of the Merger. The final amounts could differ from the amounts presented in the unaudited pro forma condensed combined financial statements, because the amounts allocated will not be determined until the date of the Merger.

The amount allocated to acquired identifiable intangible assets has been attributed to the following categories (table in thousands):

FUZEON developed technology	$8,000

Total	$8,000

The estimated fair value attributed to FUZEON developed technology, which relates to Trimeris’ existing approved HIV product, FUZEON, was determined based on a discounted forecast of the estimated net future cash flows to be generated from the technology. FUZEON is marketed in the U.S. and Canada and in over 55 other countries around the world, including all the major countries in Europe. The estimated fair value attributed to developed technology will be amortized in proportion to expected cash flows for the product over 10.25 years which is the estimated useful life of the technology from the expected closing date of the Merger based on the contractual provisions of the Roche License Agreement.

3.	PRO FORMA ADJUSTMENTS

(A)	Represents the fair value of Trimeris’ outstanding common stock and stock options assumed in connection with the Merger. Cash paid in lieu of fractional shares will be from existing cash balances which has not been reflected due to immateriality.

(B)	Represents the elimination of Trimeris’ historical intangible assets and deferred tax asset amounts.

(C)	Represents the estimated fair value of developed technology acquired in the Merger.

(D)	Represents the elimination of Trimeris’ historical stockholders’ equity accounts.

(E)	Represents the conversion of Synageva’s convertible notes and preferred stock to Synageva common stock in connection with the Merger.

(F)	Represents the goodwill resulting from the Merger.

(G)	To reflect the Synageva and Trimeris estimated transaction costs payable in cash that have not been incurred as of June 30, 2011. The amounts include $0.5 million of anticipated costs for Synageva and $1.0 million of anticipated costs for Trimeris. The $1.0 million of anticipated Trimeris costs are included in assumed liabilities in allocating the purchase price. Trimeris has incurred $1.6 million of transaction costs through June 30, 2011.

(H)	Represents the accrual of retention, change of control and severance obligations for certain employees of Trimeris that will become due at the closing of the merger totaling $1.8 million as of June 30, 2011.

(I)	Represents the amortization of developed technology over the useful life.

(J)	Represents the issuance of Trimeris common stock to Synageva common and preferred stockholders in connection with the Merger at the expected exchange rate.

(K)	Represents the tax effect of the above pro forma adjustments as calculated at the statutory rate. The tax effect of the adjustment is determined to be zero because it relates to a non-deductible expense for tax purposes. In addition, the combined company will have available NOL carryforwards and research and development carryforwards that may be utilized to offset any current income and related taxes. Utilization of the NOL and research and development carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by Section 382 of the Code, as well as similar state provisions. It is expected that the combined company will continue to provide a full valuation allowance on its deferred taxes.

COMPARISON OF RIGHTS OF

TRIMERIS STOCKHOLDERS AND SYNAGEVA STOCKHOLDERS

General

Trimeris and Synageva are both organized under the laws of the State of Delaware and, accordingly, the rights of holders of Trimeris stock and Synageva stock are currently, and will continue to be, governed by the DGCL. Any differences, therefore, in the rights of holders of Trimeris stock and Synageva stock arise primarily from differences in the companies’ respective certificates of incorporation and bylaws. Upon completion of the Merger, holders of Synageva stock will receive shares of Trimeris common stock in exchange for their shares of Synageva stock. As a result, upon completion of the Merger, the rights of holders of Synageva stock who become holders of Trimeris common stock in connection with the Merger will be governed by the DGCL, the Trimeris Certificate and the Trimeris Bylaws.

Certain Differences Between the Rights of Trimeris Stockholders and Synageva Stockholders

The following is a summary of the material differences between the current rights of Trimeris stockholders and the current rights of Synageva stockholders. Although Trimeris and Synageva believe that this summary covers the material differences between the two companies’ stockholder rights, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Trimeris stockholders and Synageva stockholders, and it is qualified in its entirety by reference to the DGCL and the various documents of Trimeris and Synageva referred to in this summary. In addition, the characterization of some of the differences in the rights of Trimeris stockholders and Synageva stockholders as material is not intended to indicate that other differences do not exist or are not important. Trimeris and Synageva urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of the DGCL and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of a Trimeris stockholder and the rights of a Synageva stockholder. Trimeris has filed with the SEC its documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section entitled “Where You Can Find Additional Information” beginning on page 249.

TRIMERIS	SYNAGEVA
Authorized Capital Stock

The Trimeris Certificate authorizes Trimeris to issue 70,000,000 shares of its capital stock divided into two classes: 60,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. In order to complete the Merger, Trimeris is seeking stockholder approval pursuant to this joint proxy statement/prospectus to amend the Trimeris Certificate to implement a reverse stock split of Trimeris’ outstanding common stock and to increase the number of authorized shares of Trimeris common stock from 60,000,000 to up to a maximum of 150,000,000 shares.

No shares of preferred stock are issued and outstanding. The preferred stock may be issued from time to time in one or more series.

The Synageva Certificate authorizes Synageva to issue 83,000,000 shares of its capital stock divided into two classes: 45,000,000 shares of common stock, par value $0.001 per share, and 38,000,000 shares of preferred stock, par value $0.001 per share.

Of the preferred stock (i) 245,650 shares are designated as Series A-2 Preferred Stock, 245,637 shares of which are outstanding, (ii) 4,168,700 shares are designated as Series B-2 Preferred Stock, 4,168,674 of which are outstanding, (iii) 3,658,500 shares are designated as Series C-2 Preferred Stock, 3,583,040 of which are outstanding and (iv) 28,000,000 shares are designated as Series D-2 Preferred Stock, 18,000,000 of which are outstanding.

Stockholder Action by Written Consent
The Trimeris Certificate does not allow stockholders to act by written consent.	The Synageva Bylaws allow Synageva stockholders to act by written consent.

TRIMERIS	SYNAGEVA
Dividends
The Trimeris Certificate sets forth that dividends may be paid on common stock from legally available funds, when and if determined by the Trimeris board of directors and subject to any preferential dividend right on any then outstanding preferred stock. The Trimeris Certificate also sets forth that the Trimeris board of directors may designate preferred stock and in connection with such designation fix dividend rights.	The Synageva Certificate provides that non-cumulative and non-accruing dividends may be paid out of legally available funds when and if declared by the board of directors as follows (i) to holders of Series D-2 Preferred Stock at an annual rate of $0.20 (as adjusted for stock splits, dividends, recapitalizations and the like) per share in preference and priority to dividends paid to holders of other classes of preferred stock or common stock, (ii) to holders of Series C-2 Preferred Stock at an annual rate of $0.3835 (as adjusted for stock splits, dividends, recapitalizations and the like) per share in preference and priority to dividends paid to holders of Series B-2 Preferred Stock, Series A-2 Preferred Stock or common stock, (iii) to holders of Series B-2 Preferred Stock at an annual rate of $0.4048 (as adjusted for stock splits, dividends, recapitalizations and the like) per share in preference and priority to dividends paid to holders of Series A-2 Preferred Stock or common stock, (iv) to holders of Series A-2 Preferred Stock at an annual rate of $4.0482 (as adjusted for stock splits, dividends, recapitalizations and the like) per share in preference and priority to dividends paid to holders of common stock and (v) after the payments set forth above, equally among the holders of preferred stock and common stock on a pro rata basis.
Rights on Liquidation
The Trimeris Certificate provides that upon a voluntary or involuntary liquidation or dissolution, holders of common stock are entitled to receive all assets of Trimeris available for distribution subject to any preferential liquidation right on any then outstanding preferred stock. The Trimeris Certificate also sets forth that the Trimeris board of directors may designate preferred stock and in connection with such designation fix liquidation rights.	The Synageva Certificate provides that upon any (i) liquidation, dissolution, or winding up of Synageva, (ii) unless waived by the Supermajority Vote (as defined below), consolidation or merger of Synageva into another entity other than a consolidation or merger in which stockholders of Synageva immediately prior to the consolidation or merger continue to hold at least 50% of the voting power of the surviving entity or its parent immediately after such consolidation or merger or (iii) unless waived by the Supermajority Vote, transaction or series of transactions in which in excess of 50% of Synageva’s voting power is transferred, whether voluntary or involuntary, (a) before any amounts are paid to the holders of any other class of preferred stock or common stock, the holders of Series D-2 Preferred Stock are entitled to receive an amount per share equal to $2.50 (as adjusted for stock splits, dividends, recapitalizations and the like) plus all declared but unpaid dividends, (b) before any

TRIMERIS	SYNAGEVA
amounts are paid to the holders of Series B-2 Preferred Stock, Series A-2 Preferred Stock or common stock, the holders of Series C-2 Preferred Stock are entitled to receive an amount per share equal to $4.7939 (as adjusted for stock splits, dividends, recapitalizations and the like) plus all declared but unpaid dividends, (c) before any amounts are paid to the holders of Series A-2 Preferred Stock or common stock, the holders of Series B-2 Preferred Stock are entitled to receive an amount per share equal to $5.0603 (as adjusted for stock splits, dividends, recapitalizations and the like) plus all declared but unpaid dividends, (d) before any amounts are paid to the holders of common stock, the holders of Series A-2 Preferred Stock are entitled to receive an amount per share equal to $50.6028 (as adjusted for stock splits, dividends, recapitalizations and the like) plus all declared but unpaid dividends and (e) after payments have been made to all holders of preferred stock, the remaining assets of Synageva will be distributed ratably to the holders of common stock. If Synageva’s assets are insufficient to make payment in full to any class of preferred stock as set forth above, such assets should be distributed ratably in proportion to the preferential amount such holder of a class of preferred stock is otherwise entitled to receive.
Supermajority Vote Requirements

The Trimeris Certificate provides that the affirmative vote of 75% of all eligible votes present in person or by proxy at a stockholders meeting at which a quorum is present is required to (i) remove a director from office with cause (unless such director is elected by a separate voting group, in which case only members of that voting group may participate in a vote to remove him) or (ii) remove a director from office without cause, provided that removal without cause is recommended to the stockholders by the board of directors pursuant to a vote of not less than 75% of the directors then in office (unless such director is elected by a separate voting group, in which case only members of that voting group may participate in a vote to remove him).

The Trimeris Certificate also provides that, unless such amendment or repeal is approved by resolution adopted by two-thirds of all disinterested directors in office, the affirmative vote of 75% of the shares of capital stock of Trimeris issued and outstanding and entitled to vote is required to amend, repeal or adopt any provision inconsistent with (i) Article 11 of the Trimeris

The Synageva Certificate provides that the consent of the holders of at least 70% of the outstanding shares of preferred stock, voting together as a single class on an as-converted to common stock basis (the “Supermajority Vote”) is required to, among other things (i) waive certain notices otherwise required to be provided to Synageva’s stockholders, (ii) amend, repeal or add any provision to the Synageva Bylaws or the Synageva Certificate, (iii) increase or decrease the authorized number of the board of directors, (iv) alter or change the rights of the preferred stock or increase or decrease the authorized shares of any class or series of preferred stock, (v) authorize or increase any security having any preference as to dividends, redemption, liquidation, conversion or voting rights, superior to any preference of the preferred stock, (vi) enter into any merger, reorganization, asset sale or sale of control, (vii) purchase or acquire any entity, (viii) incur any indebtedness in excess of $1,000,000, except in the ordinary course of business, (ix) declare or pay any dividend, (x) increase the option or any equity incentive pool, (xi) enter into any interested

TRIMERIS	SYNAGEVA

Certificate regarding the management of the business and conduct of the affairs of Trimeris, (ii) the prohibition on stockholder action by written consent or (iii) the mandate that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors and limiting business at special meetings to that relating to the purposes stated in the notice of meeting.

The Trimeris Bylaws provide that the affirmative vote of 75% of the shares of capital stock of Trimeris issued and outstanding and entitled to vote is required to amend or repeal, or to adopt any provision inconsistent with (i) the mandate that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors and limiting business at special meetings to that relating to the purposes stated in the notice of meeting, (ii) the process set forth in the Trimeris Bylaws for nominating directors, (iii) the process set forth in the Trimeris Bylaws for properly bringing business before the annual meeting of stockholders, (iv) the prohibition on stockholder action by written consent, (v) the process for calling stockholder meetings to order, (vi) Article 2 of the Trimeris Bylaws regarding directors and (vii) Article 6 of the Trimeris Bylaws regarding amendments to the Trimeris Bylaws.

party transaction not approved by 75% of the disinterested members of the board of directors, (xii) enter into or be bound by any compromise or arrangement with creditors, or (xiii) redeem any shares of stock except for purchase in connection with the termination of employees and consultants in accordance with repurchase rights contained in agreements with employees and consultants.
Conversion Rights
The Trimeris Certificate sets forth that the Trimeris board of directors may designate preferred stock and in connection with such designation fix conversion rights.

The Synageva Certificate provides that each share of preferred stock is convertible at the option of the holder into such number of shares of common stock, determined as follows (i) by dividing $2.50 (as adjusted for stock splits, dividends, recapitalizations and the like) for each share of Series D-2 Preferred Stock by $2.50 (as adjusted for additional issuances or deemed issuances of common stock), (ii) by dividing $4.7939 (as adjusted for stock splits, dividends, recapitalizations and the like) for each share of Series C-2 Preferred Stock by $4.7939 (as adjusted for additional issuances or deemed issuances of common stock), (iii) by dividing $5.0603 (as adjusted for stock splits, dividends, recapitalizations and the like) for each share of Series B-2 Preferred Stock by $5.0603 (as adjusted for additional issuances or deemed issuances of common stock) and (iv) by dividing $50.6028 (as adjusted for stock splits, dividends, recapitalizations and the like) for each share of Series A-2 Preferred Stock by $50.6028 (as adjusted for additional issuances or deemed issuances of common stock).

TRIMERIS	SYNAGEVA

In addition, the Synageva Certificate provides that each share of preferred stock will be converted into common stock at the then effective applicable conversion rate described above (i) upon the closing of an underwritten public offering pursuant to an effective registration statement covering the offer and sale of common stock by Synageva to the public on a nationally recognized exchange at a price no less than $7.00 per share and an aggregate net offering price of $50,000,000 or (ii) upon a Supermajority Vote.

Number of Directors and Elections

The Trimeris Certificate provides that the board of directors will consist of no less than three directors with the exact number to be determined as provided in the Trimeris Bylaws. The Trimeris Bylaws provide that the exact number of members of the board of directors is to be determined by a resolution of the Trimeris board of directors. The Trimeris Certificate provides that the affirmative vote of a majority of stockholders present or represented at an annual meeting is required to elect each director.

The Trimeris Certificate provides that any vacancy of the board of directors of Trimeris will be filled by a majority vote of the directors then in office.

The Trimeris Bylaws provide that all elections of directors are determined by the holders of a majority of the stock present or represented and voting at a meeting.

The Synageva Bylaws provide that the board of directors will consist of eight directors unless changed by a resolution of the board of directors or stockholders. The Synageva Certificate provides that (i) the holders of Series D-2 Preferred Stock voting together as separate series are entitled to elect five members of the board of directors, (ii) the holders of common stock voting together as a separate class are entitled to elect one member of the board of directors and (iii) the remaining directors are elected by the holders of common stock and preferred stock, voting together as a single class on an as-converted to common stock basis.

The Synageva Certificate provides that, in the event of a vacancy in the office of a director elected by a specified series, class or group of stockholders, as described above, a successor can be elected to office by the affirmative vote of a majority of the shares entitled to elect such director.

The Synageva Bylaws provide that all elections of directors are determined by a plurality of votes cast.

Voting Rights
The Trimeris Certificate provides that each holder of common stock is entitled to one vote for each share held and the Trimeris Bylaws provide that each holder of a fractional share of common stock is entitled to a proportionate vote for each fractional share held. The Trimeris Certificate also sets forth that the Trimeris board of directors may designate preferred stock and in connection with such designation fix voting rights.	The Synageva Certificate provides that each holder of common stock is entitled to one vote for each share held and each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted (with fractional votes rounded to the nearest whole number), except that holders of Series D 2 Preferred Stock that also hold convertible promissory notes issued in connection with that certain Note Purchase Agreement dated as of March 15, 2011, are entitled to the number of votes determined by dividing (i) the total number of shares of common stock into which all shares of Series D-2

TRIMERIS	SYNAGEVA

Preferred Stock held by such holder could be converted plus the total number of shares of common stock into which all shares of Series D-2 Preferred Stock issuable upon conversion of such notes could be converted by (ii) the total number of shares of common stock into which all shares of Series D-2 Preferred Stock held by such holder could be converted.

Stockholder Proposals and Nominations for Candidates for Election

The Trimeris Bylaws allow stockholders to propose business to be brought before a stockholder meeting, including nominations for the election of directors, subject to timely and proper notice of such business in accordance with the requirements set forth in the Trimeris Bylaws.

To be timely, a stockholder’s notice must be delivered to the secretary of Trimeris at Trimeris’ principal executive offices not less than 60 days nor more than 90 days prior to a stockholder meeting, unless less than 70 days’ notice of the date of such meeting is given to the stockholders, in which event, such notice must be mailed or delivered to the secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first.

The Trimeris Bylaws also require that a stockholder’s notice must set forth certain information with respect to the stockholder and, if applicable, the stockholder’s nominee for the board of directors or a brief description of the business to be conducted.

The Trimeris Bylaws also set forth that any stockholder proposal which complies with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and is to be included in Trimeris’ proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of the Trimeris Bylaws related to non-director related business brought before a stockholder meeting.

The Synageva Bylaws do not provide guidelines for the submission of stockholder nominations and proposals by Synageva stockholders.
Adjournment of a Stockholder Meeting
The Trimeris Bylaws provide that any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at or to act as secretary of such meeting.	The Synageva Bylaws provide a meeting of stockholders may be adjourned by the chairman of the meeting (who is the chief executive officer, president or chairman of the board of directors) to another place, date or time.

TRIMERIS	SYNAGEVA
Removal of Directors

The Trimeris Certificate provides that the affirmative vote of 75% of all eligible votes present in person or by proxy at a stockholders meeting at which a quorum is present is required to (i) remove a director from office with cause (unless such director is elected by a separate voting group, in which case only members of that voting group may participate in a vote to remove him) or (ii) remove a director from office without cause, provided that removal without cause is recommended to the stockholders by the board of directors pursuant to a vote of not less than 75% of the directors then in office (unless such director is elected by a separate voting group, in which case only members of that voting group may participate in a vote to remove him).

The Synageva Certificate provides that any director may be removed during the term of office, either with or without cause, only by the affirmative vote of the holders of a majority of shares entitled to elect such director. The Synageva Bylaws provide that if less than the entire board of directors is removed, no director may be removed without cause if the votes cast against his removal or not consenting in writing towards his removal, would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors.
Restrictions on Transfers
The Trimeris Certificate and Trimeris Bylaws do not provide for restrictions on the transfer of Trimeris stock.

The Synageva Bylaws provide that no stockholder may sell, assign, pledge or transfer in any manner such holder’s Synageva stock, subject to certain exceptions, unless the holder first gives written notice to Synageva, which notice will provide Synageva with a 10-day option to purchase all or any portion of such shares. In the event Synageva elects not to purchase all of such shares, within a 60-day period following the expiration of Synageva’s 10-day option period, such holder may sell the stock specified in such notice which was not acquired by Synageva, on terms no more favorable than those contained in the notice to Synageva.

Amendment of Charter and Bylaws
Except as described above in the section entitled “Supermajority Vote Requirements”, the (i) Trimeris Certificate may be amended by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any regular or special meeting of stockholders (ii) Trimeris Bylaws may be amended by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any regular or special meeting of stockholders or the affirmative vote of a majority of the directors.	The Synageva Certificate provides that the Supermajority Vote is required to amend, repeal or add any provision to the Synageva Bylaws or the Synageva Certificate.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Trimeris by Paul Hastings LLP, San Diego, California. Certain federal income tax consequences of the Merger will be passed upon for Trimeris by Paul Hastings LLP, San Diego, California, and for Synageva by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Trimeris as of December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010, included in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Trimeris for the year ended December 31, 2008 (which include disclosures relating to Trimeris’ adoption of the provisions of FASB ASC Topic 808, Collaborative Arrangements, as of January 1, 2009, as described in note 1 and in paragraph 8 of note 7 to the December 31, 2010 financial statements) included in this joint proxy statement/prospectus have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Synageva as of December 31, 2010 and 2009 and for each of the two years in the period ended December 31, 2010, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Trimeris

Stockholder proposals that are intended to be included in the proxy materials for Trimeris’ next annual meeting of stockholders must comply with all of the requirements of Rule 14a-8 of the Exchange Act, as well as the requirements of the Trimeris Certificate and Trimeris Bylaws. Under the Trimeris Bylaws, stockholder proposals that are intended to be presented at Trimeris’ next annual meeting of stockholders, but which are not submitted for inclusion in Trimeris’ proxy statement for the applicable annual meeting of stockholders, must be received by Trimeris not less than 60 days nor more than 90 days prior to such meeting of stockholders, or if less than 70 days’ notice of the date of the meeting is given or prior public disclosure of the date of the meeting is made, then stockholder proposals must be received no later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure of the date of the meeting was made, whichever occurs first. Trimeris stockholder proposals must be submitted in writing to the Secretary of Trimeris (Attn: James R. Thomas, Trimeris, Inc., 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Trimeris files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. Trimeris’ SEC filings are also available to the public on the website maintained by the SEC at www.sec.gov. The reports and other information filed by Trimeris with the SEC are also available at Trimeris’ website at www.trimeris.com. The information contained on the SEC website and the Trimeris website is specifically not incorporated by reference into this joint proxy statement/prospectus, and should not be considered to be a part of this joint proxy statement/prospectus.

Trimeris has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Trimeris common stock to be issued to Synageva stockholders in connection with the Merger. The registration statement, including the exhibits and annexes attached thereto, contains additional relevant information about the common stock of Trimeris. The rules and regulations of the SEC allow Trimeris and Synageva to omit certain information included in the registration statement from this joint proxy statement/prospectus.

This document is a prospectus of Trimeris and is a joint proxy statement of Trimeris and Synageva for the Trimeris special meeting and the Synageva special meeting, respectively. You should rely only on the information contained in this joint proxy statement/prospectus to vote your shares at the Trimeris special meeting and the Synageva special meeting, as applicable. Neither Trimeris nor Synageva has authorized anyone to give any information or make any representation about the Merger or Trimeris or Synageva that is different from, or in addition to, the information or representations contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information or representations of this sort, you should not rely on it or them. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

You can obtain documents from Trimeris or Synageva by requesting them in writing or by telephone from Trimeris or Synageva, as applicable, at the following address:

Trimeris, Inc. 2530 Meridian Parkway, 2nd Floor Durham, North Carolina 27713 Attention: Corporate Secretary (919) 806-4682	Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, Massachusetts 02421 Attention: Corporate Secretary (781) 357-9900

If you are a Trimeris stockholder, you may also obtain the documents referred to in this joint proxy statement/prospectus by requesting them in writing or by telephone from MacKenzie Partners, Trimeris’ proxy solicitor at the address and telephone number listed below:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (800) 322-2885 (toll free) or (212) 929-5500 (call collect) proxy@mackenziepartners.com

TRIMERIS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Trimeris, Inc.

We have audited the accompanying balance sheets of Trimeris, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trimeris, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trimeris, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Trimeris, Inc.:

We have audited the accompanying statements of operations, stockholders’ equity, and cash flows of Trimeris, Inc. (the Company) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Trimeris, Inc. for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 and in paragraph 8 of note 7 to the December 31, 2010 financial statements, the Company adopted the provisions of FASB ASC Topic 808, Collaborative Arrangements, as of January 1, 2009 and, accordingly, adjusted the previously issued statement of operations for the year ended December 31, 2008.

/s/ KPMG LLP

Raleigh, North Carolina

March 12, 2009, except with respect to the adoption of FASB ASC Topic 808, Collaborative Arrangements, (as discussed in note 1 and paragraph 8 of note 7 to the December 31, 2010 financial statements), as to which the date is as of March 16, 2010.

TRIMERIS, INC.

BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$45,164	$47,420
Investment securities available-for-sale	—	1,020
Accounts receivable—Roche	2,458	2,465
Taxes receivable	1,214	—
Deferred tax asset	160	160
Prepaid expenses	124	157

Total current assets	49,120	51,222

Other assets:
Patent costs, net of accumulated amortization of $1,119 and $739 at December 31, 2010 and 2009, respectively	2,201	2,117
Advanced payment—Roche	5,468	6,403
Deposits and other assets	170	196
Deferred tax asset	320	320

Total other assets	8,159	9,036

Total assets	$57,279	$60,258

Liabilities and Stockholders’ Equity
Current liabilities:
Taxes payable	—	3,012
Accrued compensation—short-term	473	13
Deferred revenue—Roche	265	265
Accrued expenses	263	2,727

Total current liabilities	1,001	6,017
Deferred revenue—Roche	774	1,039
Accrued marketing costs	—	18,528
Accrued compensation—long-term	128	142

Total liabilities	1,903	25,726

Stockholders’ equity:
Preferred stock at $.001 par value per share, 10,000 shares authorized, zero shares issued and outstanding	—	—
Common stock at $.001 par value per share, 60,000 shares authorized, and 22,320 and 22,350 issued and outstanding at December 31, 2010 and 2009, respectively	22	22
Additional paid-in capital	358,582	357,691
Accumulated deficit	(303,402)	(323,356)
Accumulated other comprehensive income	174	175

Total stockholders’ equity	55,376	34,532

Total liabilities and stockholders’ equity	$57,279	$60,258

See accompanying notes to financial statements.

TRIMERIS, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Years Ended December 31,
	2010	2009	2008
Revenue:
Milestone revenue	$265	$265	$265
Royalty revenue	1,569	8,072	11,354
Collaboration income	24,883	6,843	8,028

Total revenue and collaboration income	26,717	15,180	19,647

Operating expenses (income):
Research and development expense	—	—	4,152
General and administrative expense	5,779	5,516	7,712
(Gain)/loss on disposal of equipment	—	(23)	461
Reverse termination fee, net	—	(8,650)	—

Total operating expenses (income)	5,779	(3,157)	12,325

Operating income	20,938	18,337	7,322

Other income (expense):
Interest income	71	366	2,063
Gain/(loss) on investments	—	298	(1,347)
Interest expense	(130)	(257)	(348)

Total other (expense) income	(59)	407	368

Income before taxes	20,879	18,744	7,690
Income tax provision (benefit)	925	6,448	(319)

Net income	$19,954	$12,296	$8,009

Basic and diluted net income per share	$0.89	$0.55	$0.36

Weighted average shares used in basic per share computations	22,320	22,303	22,182

Weighted average shares used in diluted per share computations	22,320	22,303	22,271

See accompanying notes to financial statements.

TRIMERIS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2010, 2009, and 2008

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance as of December 31, 2007	22,222	$22	$410,937	$(343,661)	$24	$67,322

Net income	—	—	—	8,009	—	8,009
Unrealized gain on available-for-sale securities	—	—	—	—	28	28

Comprehensive income for period	—	—	—	—	—	8,037
Issuance of stock for 401(K) match	48	—	64	—	—	64
Dividends ($ 2.50 per share, common stock)	—		(55,585)	—	—	(55,585)
Restricted stock expense	30	—	21	—	—	21
Employee stock option expense	—	—	1,163	—	—	1,163

Balance as of December 31, 2008	22,300	22	356,600	(335,652)	52	21,022

Net income	—	—	—	12,296	—	12,296
Adjustment to OCI for post retirement benefits	—	—	—	—	(38)	(38)
Unrealized gain on available-for-sale securities	—	—	—	—	161	161

Comprehensive income for period	—	—	—	—	—	12,419
Vesting of restricted stock previously expensed	50	—	—	—	—	—
Restricted stock expense	—	—	50	—	—	50
Employee stock option expense	—	—	1,041	—	—	1,041

Balance as of December 31, 2009	22,350	22	357,691	(323,356)	175	34,532

Net income	—	—	—	19,954	—	19,954
Unrealized loss on available-for-sale securities	—	—	—	—	(1)	(1)

Comprehensive income for period	—	—	—	—	—	19,953
Reversal of restricted stock dividends payable	—	—	30	—	—	30
Restricted stock expense	(30)	—	38	—	—	38
Employee stock option expense	—	—	823	—	—	823

Balance as of December 31, 2010	22,320	$22	$358,582	$(303,402)	$174	$55,376

TRIMERIS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$19,954	$12,296	$8,009
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization of property, furniture and equipment	—	—	135
Post retirement benefits	—	(38)	—
Net (gain)/ loss on disposal of equipment	—	(23)	461
Other amortization	364	253	249
Amortization of deferred revenue—Roche	(265)	(265)	(265)
Stock compensation expense	891	1,091	1,184
401(K) plan stock match	—	—	64
Patent costs expensed	359	260	1,418
Accrued marketing (benefit) cost	(18,528)	257	348
Deferred tax provision (benefit)	—	27	(506)
Changes in operating assets and liabilities:
Accounts receivable—Roche	7	375	9,400
Other receivables	—	36	24
Prepaid expenses	33	301	221
Advanced payment—Roche	935	303	106
Deposits and other assets	—	118	6
Accounts payable	—	(325)	(592)
Taxes payable	(4,226)	3,012	—
Accrued compensation	446	(829)	(3,970)
Accrued expenses	(2,464)	686	1,471
Other liabilities	—	—	(718)

Net cash (used in) provided by operating activities	(2,494)	17,535	17,045

Cash flows from investing activities:
Purchases of investment securities—available-for-sale	—	—	(38,837)
Maturities of investment securities—available-for-sale	1,019	15,678	58,567
Sales of investment securities—available-for-sale	—	650	—
Proceeds from the sale of equipment	—	23	1,048
Patent costs	(781)	(855)	(668)

Net cash provided by investing activities	238	15,496	20,110

Cash flows from financing activities:
Dividends paid	—	—	(55,468)

Net cash (used in) financing activities	—	—	(55,468)

Net (decrease ) increase in cash and cash equivalents	(2,256)	33,031	(18,313)
Cash and cash equivalents at beginning of year	47,420	14,389	32,702

Cash and cash equivalents at end of year	$45,164	$47,420	$14,389

Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$5,121	$3,460	$329

See accompanying notes to financial statements.

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trimeris, Inc. (referred to in these Notes to Financial Statements of Trimeris, Inc. through page F-25 as “Trimeris” or the “Company”) is a biopharmaceutical company that pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like the Human Immunodeficiency Virus (“HIV”), Trimeris’ first and only commercial product, FUZEON, and its development-stage compound, TRI-1144, offer a novel mechanism of action to treat and potentially prevent the transmission of HIV.

Trimeris has a worldwide agreement (the “Development and License Agreement”) with F. Hoffmann-La Roche Ltd. (“Roche”) to develop and market FUZEON. FUZEON is manufactured and distributed by Roche through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received. The Company shares gross profits equally from the sale of FUZEON in the United States and Canada with Roche, and receives a royalty based on net sales of FUZEON outside the United States and Canada.

The Company also has a separate agreement (the “Research Agreement”) with Roche that governs the identification of compounds that may become clinical candidates. In March 2007, the Company entered into an agreement with Roche that amended the terms of the Research Agreement whereby all rights and joint patents and other intellectual property rights to the next generation fusion inhibitor peptides falling under the Research Agreement, which includes the drug candidate TRI-1144, reverted to Trimeris.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents of $45.2 million and $47.4 million at December 31, 2010 and 2009, respectively, are stated at cost and consist primarily of money market funds. The carrying amount of cash and cash equivalents approximates fair value.

Investment Securities Available-For-Sale

Investment securities, which consist of corporate bonds, are classified as available-for-sale, and are reported at fair value based on quoted market prices. The cost of securities sold is determined using the specific identification method when computing realized gains and losses. Unrealized gains and losses are included as a component of stockholders’ equity until realized. In accordance with its investment policy, the Company limits the amount of credit exposure with any one issuer. These investments are generally not collateralized and typically mature within one to two years.

Investment securities available-for-sale as of December 31, 2008 included an investment of approximately $3.4 million in Bank of America Corporation’s Columbia Strategic Cash Portfolio (the “Fund”). In December 2007, Columbia Management Group, LLC, the Fund’s manager, determined that the assets of the Fund had declined in fair value and the Fund would no longer seek to maintain a net asset value (“NAV”) of one dollar per share. As a result, the Fund’s NAV began to fluctuate based on changes in the market values of the assets owned by the Fund. The Fund ceased accepting orders for new shares and began an orderly liquidation of Fund assets for distribution to its shareholders. For the year ended December 31, 2008, the Company had a realized loss on its investment in the Fund of approximately $1.3 million. During the third quarter of 2009, the Company’s investment in this fund was liquidated and as a result, a gain of $241,000 was recorded related to this investment.

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Financial Instruments

Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 825, “Financial Instruments,” (“ASC 825”), requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

Fair value is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is determined using available market information.

Financial instruments, other than investment securities available-for-sale, held by the Company include accounts receivable and accounts payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

Intangible Assets

Management performs a continuing evaluation of the carrying value and remaining amortization periods of unamortized amounts of intangible assets. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. During 2010, 2009 and 2008, $359,000, $260,000 and $1.4 million, respectively, of patent costs were expensed in general and administrative expense because the expected future benefits from these patents was less than their carrying value. The 2010 expense amount includes a net amount of $270,000 reduction of expense related to a reversal of impairment charges in prior periods for which the original impairment had been recorded in error.

During the fourth quarter of 2008, the Company determined that all patents related to T-1249 should be written off. T-1249 is a second-generation HIV fusion inhibitor which the Company is no longer developing. It is the Company’s intention to maintain all patent protection over its most recent HIV fusion inhibitor TRI-1144. The amount of the write-off was approximately $1.2 million and was recorded in research and development expense.

The costs of patents are capitalized and are amortized using the straight-line method over the estimated remaining lives of the patents, the longer of 17 years from the date the patent is granted or 20 years from the initial filing of the patent.

Patent amortization expense was $338,000, $228,000 and $224,000 in 2010, 2009 and 2008, respectively. This amount is recorded in general and administrative expenses for 2010 and 2009 and research and development expenses for 2008. The estimated aggregate amortization expense for the next five years is $253,000 per year for 2011 through 2015.

Also included in patent costs are costs for patents that have not been granted of $704,000 and $850,000 as of December 31, 2010 and 2009, respectively.

Accrued Marketing Costs

On September 23, 2010, the Company and Roche entered into an agreement relieving the Company of its obligation to pay certain deferred marketing expenses (the “Deferred Marketing Expenses Agreement”). The Deferred Marketing Expenses Agreement relates to the parties’ collaboration for the development and commercialization of FUZEON. In 2010, 2009 and 2008, the Company increased the initial recorded liability by $130,000, $257,000 and $348,000, respectively for accretion of interest. Pursuant to the Deferred Marketing

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Expenses Agreement, the Company is no longer obligated to pay these deferred marketing expenses to Roche. As a result, the Company recorded a one-time increase in collaboration income of $18.7 million in 2010.

The total liability of $0 million and $18.5 million at December 31, 2010 and 2009, respectively, is reflected on the Company’s balance sheet under the caption “Accrued marketing costs.”

Advanced Payment—Roche

In September 2005, the Company entered into a Letter of Amendment (the “Manufacturing Amendment”) with Roche, which amended the Development and License Agreement and set forth certain rights and responsibilities that the parties previously agreed to with respect to the manufacture and sale of FUZEON. The Company was to pay Roche for the Company’s share of the capital invested in Roche’s manufacturing facility over a seven-year period ending in 2009. As a result, Roche no longer includes the depreciation related to the manufacturing facility in cost of goods sold. As of December 31, 2009, the Company has paid the total $12.1 million contribution and no further capital improvement payments are expected to become due.

These payments, net of the portion allocated to cost of goods sold, were recorded as an asset presented as “Advanced payment—Roche.” This asset is amortized based on the units of FUZEON sold during the collaboration period in order to properly allocate the capital investment to cost of goods sold as the related inventory is sold in future periods. Assuming all payments are made and sales of FUZEON continue, the Company estimates that this asset has a remaining useful life of approximately 11 years. The carrying value of this asset will be evaluated annually for impairment or if an event occurs that triggers impairment.

Under the Manufacturing Amendment, if the Roche-owned facilities in Boulder, Colorado used for the manufacture of FUZEON, are used to produce other products for Roche, a credit to the collaboration will result. The Company’s share of this credit was approximately $1.9 million through December 31, 2008. No credits were received for the years ended December 31, 2009 and 2010. These credits have been recorded on the Company’s balance sheets as a reduction to the “Advanced payment—Roche.” These credits offset variances that would otherwise have been allocated to FUZEON if the facilities had remained underutilized and will be recognized when the related FUZEON produced during these periods is sold. Trimeris is currently in discussions with Roche related to the calculation cost of goods sold for FUZEON for the period from 2008 through the present. The manner in which FUZEON manufacturing costs are accounted for and allocated among the parties, and accordingly the calculation of any advanced payments to Roche, is subject to change with the results of this negotiation.

Milestone Revenue and Deferred Revenue—Roche

Through December 31, 2010, the Company has received a $10.0 million license fee, research milestone payments of $15.0 million and $3.3 million in manufacturing milestone payments related to Roche achieving certain production levels. The license fee and research milestones were recorded as deferred revenue and were being recognized ratably over the research and development period. The manufacturing milestones were also recorded as deferred revenue and are being recognized ratably over the patent term associated with these milestones, or November 2014.

Royalty Revenue

The Company receives royalties from Roche on sales of FUZEON in countries outside of the United States and Canada. Roche is responsible for all activities related to FUZEON outside of the United States and Canada,

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

including regulatory, manufacturing, sales and distribution. These royalties are recognized as revenue when the sales are made by Roche. To calculate the royalty revenue, an 8% distribution charge is deducted from Roche’s reported net sales, and the Company receives a royalty on the adjusted net sales amount. Royalties of $3.1 million, $8.1 million and $11.4 million were recognized as revenue during the years ended December 31, 2010, 2009 and 2008, respectively. Prior to 2010, the Company’s royalty revenue was based off of a 12% royalty rate. The royalty amount for 2010 is gross and does not include any royalty amounts paid to Novartis.

In October 2010, Roche informed the Company that, in reliance on a clause in the Development and License Agreement that permits Roche to reduce its royalty payments to the Company if the cost of goods sold outside the United States and Canada exceed a certain proportion of FUZEON net sales outside the United States and Canada, Roche would reduce the royalty paid to Trimeris on sales outside the United States and Canada from 12%, the amount previously paid, to 6% with application retroactive to January 1, 2010. In April 2009, the Company notified Roche that it did not agree with the manner in which FUZEON cost of goods sold were being calculated and charged to the collaboration. Roche and the Company have been in discussions regarding this calculation since that time.

The Company has notified Roche of its objection to the timing and application of the royalty reduction clause, both under the terms of the contract and in light of its ongoing discussion related to the calculation of cost of goods sold. However, royalty revenue for 2010 was recorded based on the rate based on the reduction clause (6%). While the Company is considering all available options for resolution of this issue, it currently intends to continue working with Roche to reach agreement on the appropriate cost of goods sold for FUZEON.

Roche’s imposition of this reduced royalty rate will result in significant reductions in expected royalty revenues for so long as the reduced royalty rate is in effect.

Collaboration Income

Product sales of FUZEON began in the United States on March 27, 2003, and are recorded by Roche. Under the Development and License Agreement with Roche, the Company shares gross profits equally from the sale of FUZEON in the United States and Canada with Roche. Collaboration income is calculated as follows: Total gross sales of FUZEON in the United States and Canada is reduced by any discounts, returns or rebates resulting in total net sales. Net sales are reduced by costs of goods sold resulting in gross profit. Gross profit is reduced by selling, marketing and other expenses related to the sale of FUZEON, resulting in operating income or loss. The Company’s share of the operating income or loss is reported as collaboration income as a component of revenue. Total net sales of FUZEON in the United States and Canada were $32.0 million, $39.1 million and $64.2 million during the years ended December 31, 2010, 2009 and 2008, respectively. On January 1, 2009, Trimeris adopted FASB ASC Topic 808 “Collaborative Arrangements” (“ASC 808”). As a result, all development expenses generated at Roche related to FUZEON are included in the Company’s collaboration income. Prior to January 1, 2009, such amounts were presented in research and development expenses. During the years ended December 31, 2010, 2009 and 2008, the gross profit from the sale of FUZEON exceeded sales, marketing and other expenses resulting in the Company’s share of operating income from the sale of FUZEON in the United States and Canada of $24.9 million, $6.8 million and $8.0 million, respectively. Revenue is recognized when Roche ships the product and title and risk of loss passes to wholesalers.

A major determinant of collaboration income, and the Company’s resulting profits, is the cost of goods sold for FUZEON. In April 2009, Trimeris notified Roche of its objection to the manner in which costs of goods sold for FUZEON were being calculated and entered into negotiations with Roche related to excess capacity charges and cost of goods sold variances for 2008 and overall cost of goods sold for 2009 and 2010. The negotiations

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

have been ongoing since 2009. Accordingly, Trimeris cannot accurately determine if cost of goods sold as a percentage of net sales will increase, decrease or remain the same in the future. Although active discussions are ongoing, Trimeris cannot be certain when a final resolution will be reached. Depending upon the resolution of Trimeris’ negotiations with Roche, cost of goods sold may increase or decrease for the periods in dispute or for future periods, and profit rates and, as disclosed below, royalty rates may be affected accordingly. While the Company is considering all available options for resolution of this issue, it currently intends to continue working with Roche to reach agreement on the appropriate cost of goods sold for FUZEON.

Roche is responsible for the manufacture, sales, marketing and distribution of FUZEON. Roche manufactures bulk quantities of FUZEON drug substance in its Boulder, Colorado facility and produces finished drug product from bulk drug substance at another Roche facility. The finished drug product is then shipped to a Roche facility for distribution. Roche is responsible for selling FUZEON. Under the Development and License Agreement, the Company does not have the ability or right to co-market this drug or field its own FUZEON sales force. All third party contracts for manufacturing, distribution, sale, and reimbursement are between Roche and the third party. The Company is not a party to any of the material contracts in these areas. Roche provides the Company with information on manufacturing, sales and distribution of FUZEON. Roche is responsible for estimating reductions to gross sales for expected returns of expired products, government rebate programs, such as Medicaid reimbursements, and customer incentives, such as cash discounts for prompt payment. The Company reviews these items for accuracy and reasonableness.

Roche prepares estimates for sales returns and allowances, discounts and rebates based primarily on its historical experience with FUZEON and other anti-HIV drugs and their estimates of the payor mix for FUZEON, updated for changes in facts and circumstances on a quarterly basis. If actual results differ from these estimates, these estimates will be adjusted, which could have an effect on results of operations in the period of adjustment.

Concentrations

The Company has a Development and License Agreement with Roche, which accounted for 100% of the Company’s royalty revenue for the years ended December 31, 2010, 2009 and 2008. This agreement with Roche also provides the basis for substantially all of the Company’s results from the collaboration. Substantially all of the accounts receivable at December 31, 2010 and 2009 are comprised of receivables from Roche.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and short-term investments. The Company has established guidelines relating to diversification and maturities of its cash equivalents, and short-term investments which are designed to manage risk. The Company’s cash equivalents consist of bank deposits and money market funds. Bank deposits during 2010 and 2009 may be in excess of FDIC insurance limits.

Research and Development

Research and development costs, including the cost of producing drug material for clinical trials, are charged to operations as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has established a valuation allowance against most of its deferred tax assets due to the uncertainty surrounding the realization of such assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by the Company in the preparation of its financial statements are: the estimate of the cost of goods sold for the collaboration; the estimate of the future volatility of the Company’s stock price used to calculate the value of stock options granted to employees; the estimates of sales returns and allowances, discounts and rebates related to sales of FUZEON; the estimate of losses incurred related to unusable product and supplies; the estimate of the patent life of FUZEON; the estimate of the expected future operating cash flows from the Company’s intangible patent assets; and estimates of future taxable income used in determining the need for a valuation allowance for the Company’s deferred tax assets.

Basic and Diluted Net Income Per Share

In accordance with FASB ASC Topic 260, “Earnings Per Share,” basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the maximum dilutive effect of common stock issuable upon exercise of stock options and restricted stock. The dilutive effect of outstanding options and restricted stock is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of stock-based compensation required by FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2010, 2009 and 2008 (in thousands, except per share amounts):

	2010	2009	2008
Numerator:
Net income	$19,954	$12,296	$8,009

Denominator:
Weighted average common shares used for basic calculation	22,320	22,303	22,182
Weighted average effect of dilutive securities:
Restricted stock	—	—	89

Denominator for diluted calculation	22,320	22,303	22,271

Net income per share:
Basic	$0.89	$0.55	$0.36

Diluted	$0.89	$0.55	$0.36

The calculation of diluted net income per share excludes all anti-dilutive shares. For the years ended December 31, 2010, 2009 and 2008, the number of anti-dilutive shares issuable upon exercise of options that were excluded, as calculated based on the weighted average closing price of the Company’s common stock for

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

the period, amounted to approximately 1.9 million, 2.3 million and 2.5 million, respectively. Also excluded for 2010, 2009 and 2008 were 362,000 warrants to purchase common stock due to their antidilutive effect.

At December 31, 2010, there were 2,380,000 options to purchase common stock. At December 31, 2009, there were 2,320,000 options to purchase common stock.

Stock-Based Compensation

The Company recognized non-cash compensation expense of approximately $861,000, $1.0 million and $1.2 million relating to the fair value of employee stock compensation during the years ended December 31, 2010, 2009 and 2008.

Preferred Stock

The Board of Directors has the authority to issue shares of preferred stock and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, without any further vote or action by the stockholders. There are no shares of preferred stock outstanding at December 31, 2010 and 2009.

Comprehensive Income

Comprehensive income includes all non-owner changes in equity during a period and is divided into two broad classifications: net income and other comprehensive income (“OCI”). OCI includes revenue, expenses, gains, and losses that are excluded from earnings under generally accepted accounting principles. For the Company, OCI consists of unrealized gains or losses on securities available-for-sale, and actuarial gains and losses and prior service costs for the postretirement health insurance plan that have not been recognized as components of net periodic postretirement benefit costs.

Segment Reporting

FASB ASC Topic 280, “Segment Reporting,” (“ASC 280”) establishes standards for reporting information about the Company’s operating segments. The Company operates in one business segment, the business of discovery, development and commercialization of novel pharmaceuticals.

2. INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The following is a summary of available-for-sale securities. Estimated fair values of available-for-sale securities are based on quoted market prices or other observable inputs (in thousands).

As of December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Short-term investment securities available-for-sale
Corporate debt securities maturing within 1 year	$1,019	$1	$—	$1,020

Total short-term investment securities available-for-sale	$1,019	$1	$—	$1,020

The Company did not have any available-for-sale securities as of December 31, 2010.

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

The Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. ASC 820 applies to all financial assets and liabilities that are being measured and reported on a fair value basis. There was no impact to the financial statements upon the adoption of ASC 820. ASC 820 establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities.
Level 2:	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s assets that are measured at fair value on a recurring basis are all classified within Level 1 of the fair value hierarchy. The types of instruments valued based on quoted market prices in active markets include most money market securities, and corporate bonds.

The following table sets forth, by level, within the fair value hierarchy, financial assets and liabilities accounted for at fair value under ASC 820 which are measured on a recurring basis as of December 31, 2010 and 2009:

2010:

(in thousands)	Total	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Un- observable Inputs (Level 3)
Money market funds	$45,164	$45,164	$—	$—

Total	$45,164	$45,164	$—	$—

2009:

(in thousands)	Total	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Un- observable Inputs (Level 3)
Money market funds	$47,420	$47,420	$—	$—
Corporate bonds	1,020	1,020	—	—

Total	$48,440	$48,440	$—	$—

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NOTES TO FINANCIAL STATEMENTS—CONTINUED

3. LEASES

The Company had no property, furniture or equipment under capital leases at December 31, 2010 and 2009.

4. STOCK BASED COMPENSATION

The fair value of common stock options is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Estimated dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	62-73%	59-66%	50-63%
Risk-free interest rate	1.32-2.53%	2.33-3.65%	2.62-3.99%
Expected term of options (in years)	4.4 - 9.0	4.4 - 9.0	4.4 - 9.0
Expected life of employee stock purchase plan options (in years)	N/A	N/A	1

The Company’s computation of expected volatility for the year ended December 31, 2010, 2009 and 2008 is based on historical volatility from publicly traded and quoted options on the Company’s stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The range provided above results from the behavior patterns of separate groups of employees that have similar historical experience. The risk-free interest rate for periods within the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of the grants.

The table below presents the Company’s stock based compensation expense for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	2010	2009	2008
Employee Stock Option Plan*	$824	$1,041	$1,163
Restricted stock to employees	37	50	21

Total stock option expense	$861	$1,091	$1,184

*	Includes the Trimeris, Inc. Amended and Restated Stock Incentive Plan (the “Employee Stock Option Plan”) and the Trimeris, Inc. 2007 Stock Incentive Plan.

Employee Stock Option Plan

In 1993, the Company adopted a stock option plan, which allowed for the issuance of non-qualified and incentive stock options (the “1993 Plan”). During 1996, the Employee Stock Option Plan was implemented and replaced the 1993 Plan. Under the Employee Stock Option Plan, the Company was able to grant non-qualified or incentive stock options for up to 6,252,941 shares of common stock.

During October 2007, the 1996 Employee Stock Option Plan expired and the Trimeris, Inc. 2007 Stock Incentive Plan (the “2007 Stock Incentive Plan”) was implemented. Under the 2007 Stock Incentive Plan, the Company may grant non-qualified or incentive stock options for up to 1,000,000 shares of common stock. The exercise price of each incentive stock option shall not be less than the fair market value of the Company’s

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NOTES TO FINANCIAL STATEMENTS—CONTINUED

common stock on the date of grant and an option’s maximum term is ten years. Outstanding incentive stock options, under both plans, have been issued at prices ranging from $2.02 to $46.33 per share. At December 31, 2010, there were approximately 474,000 options remaining available for grant. No more grants will be made under the 1993 Plan or the Employee Stock Option Plan. The Company has sufficient authorized and unissued shares of common stock to make all issuances under its share based compensation plans.

A summary of option activity under the Employee Stock Option Plan and the 2007 Stock Incentive Plan during the year ended December 31, 2010 is presented below:

(in thousands)	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding options at January 1, 2010	2,320	$17.47	5.67	$160
Granted	358	2.34	—	—
Cancelled/Forfeited	(80)	3.78	—	7
Expired	(218)	52.30	—	—

Options outstanding at December 31, 2010	2,380	12.48	5.81	$156

Options vested or expected to vest at December 31, 2010	2,256	10.95	6.11	$156

Options exercisable at December 31, 2010	1,859	$15.17	4.92	$86

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009, and 2008, was $1.48, $1.27 and $2.48, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, 2008 was $0.

The following summarizes information about stock options outstanding as of December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding as of December 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.00-4.00	615,260	9.27	$2.21	213,859	$2.06
$4.00-5.00	375,436	7.15	$4.42	336,911	$4.44
$5.01-6.00	357,752	6.87	$5.17	276,035	$5.17
$6.01-7.00	104,739	5.61	$6.73	104,739	$6.73
$7.01-10.00	42,166	3.75	$9.34	42,166	$9.34
$10.01-20.00	431,618	3.81	$12.12	431,618	$12.12
$20.01-40.00	91,484	1.24	$33.29	91,484	$33.29
$40.01-60.00	362,015	1.36	$42.69	362,015	$42.69

	2,380,470	5.81	$12.48	1,858,827	$15.17

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

A summary of the activity of the Company’s nonvested options during the year ended December 31, 2010, is presented below:

(in thousands)	Number of Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2010	553	$2.50
Granted	358	1.48
Vested	(356)	2.36
Cancelled/Forfeited	(33)	2.11

Nonvested at December 31, 2010	522	$1.92

As of December 31, 2010 and 2009, there was approximately $884,000 and $1.2 million, respectively of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Employee Stock Option Plan and the 2007 Stock Incentive Plan, which is expected to be recognized over a weighted-average period of 1.5 years and 1.8 years respectively. The total fair value of shares vested during the years ended December 31, 2010 and 2009 was $840,000 and $920,000, respectively.

Restricted Stock

In August 2008, the Company granted 15,000 shares of restricted stock to each of the Company’s CFO and General Counsel. These grants were cancelled in November of 2010 in connection with the termination of the Company’s General Counsel and termination and replacement of the Company’s CFO. These grants were to vest 100% three years from the date of grant. Non-cash compensation expense related to these restricted stock grants, in the amount of $37,000, $50,000 and $21,000 was recognized for the years ended December 31, 2010, 2009 and 2008, respectively. Total unrecognized compensation cost related to restricted stock grants, as of December 31, 2010 and 2009, was $0 and $79,000 respectively.

A summary of the activity of the Company’s nonvested restricted stock during the year ended December 31, 2010 is presented below:

(in thousands)	Number of Shares
Nonvested at January 1, 2010	30
Forfeited	(30)

Nonvested at December 31, 2010	—

5. INCOME TAXES

During the years ended December 31, 2010, 2009 and 2008, the Company recorded an income tax expense (benefit) of:

(in thousands)	2010	2009	2008
Current tax provision	$925	$6,421	$187
Deferred tax provision (benefit)	—	27	(506)

Total tax provision (benefit)	$925	$6,448	$(319)

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NOTES TO FINANCIAL STATEMENTS—CONTINUED

The current provision results from the current tax expense caused by the imposition of the annual limitation on the use of Net Operating Loss (“NOL”) carryforwards. A full valuation allowance has historically been recognized for all deferred tax assets, including indefinite lived ones such as the benefit of the Alternative Minimum Tax (“AMT”) credit.

The Tax Reform Act of 1986 contains provisions, which limit the ability to utilize NOL carryforwards and tax credit carryforwards in the case of certain events including significant changes in ownership interests. If the Company’s NOLs and/or tax credits are limited, and the Company has taxable income, which exceeds the permissible yearly NOL, the Company would incur a federal income and/or state tax liability even though NOLs would be available in future years.

At December 31, 2010, the Company had NOLs for federal tax purposes of approximately $302.2 million, which expire in varying amounts between 2018 and 2025. Trimeris determined that an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (“IRC”), occurred during 2008. The effect of this ownership change was the imposition of a $457,000 annual limitation on the use of NOL carryforwards attributable to periods before the change. This annual limitation will result in the expiration of NOL carryforwards before they become available for utilization. Based on the $457,000 annual limitation, the Company anticipates that a total of approximately $6.9 million of NOL carryforwards will be available for utilization prior to 2025.

The Company has state net economic losses of approximately $254.2 million, which expire in varying amounts between 2011 and 2020.

The Company has research and development credits of $9.0 million, which expire in varying amounts between 2011 and 2028. The Company has AMT credit carryforwards of approximately $800,000 which are available to reduce regular Federal income taxes, if any, over an indefinite period. The utilization of the research and development credits and the AMT credit carryforwards are subject to limitation under IRC Sections 382 and 383 such that the Company does not expect to recognize any tax benefit from such credits or carryforwards.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax assets:
Tax loss carryforwards	$114,163	$117,413
Tax credits	9,790	11,707
Deferred revenue	353	463
Reserves and accruals	2,884	9,413

Total gross deferred tax assets	127,190	133,998
Valuation allowance	(126,710)	(138,516)

Net deferred tax asset	480	480
Deferred tax liability	—	—

Net deferred tax asset	$480	$480

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance represents the amount necessary to reduce the Company’s gross deferred tax assets to the amount that is more likely than not to be realized. The decrease in the

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NOTES TO FINANCIAL STATEMENTS—CONTINUED

valuation allowance was approximately $6.8 million for the year ended December 31, 2010. The increase in the valuation allowance was $3.3 million for the year ended December 31, 2009. The decrease in the valuation allowance was $7.8 million for the year ended December 31, 2008. The valuation allowance includes deferred tax assets that when realized, may increase equity rather than reduce tax expense. The Company will evaluate this amount when the criteria for recognizing the deferred tax asset relating to these amounts are met. The Company is subject to the limitations of IRC Section 382 beginning in 2008. The Company will be allowed to use approximately $457,000 of NOL carryforwards in each future tax year. Currently, the Company anticipates near-term taxable income to exceed this limitation amount. Therefore, a portion of the valuation allowance related to the NOL carryforward limitation was released at December 31, 2008. The deferred tax asset balance of $480,000 as of December 31, 2010 consists of a current portion of $160,000 and a long-term portion of $320,000 on the balance sheet.

The Company adopted FASB Interpretation No. 48 (“FIN 48”) on January 1, 2007. The Company had unrecognized tax benefits of $1.6 million as of the date of adoption. The Company did not record any cumulative effect adjustment to retained earnings as a result of adopting FIN 48. As of December 31, 2010 the Company had unrecognized tax benefits of $1.7 million. Of the $1.7 million of unrecognized tax benefits at the end of 2010, all would impact the effective tax rate if recognized.

Trimeris is subject to income taxes in the United States and North Carolina. The number of open years varies based on the statute of limitations for each jurisdiction. As of December 31, 2010, all years prior to January 1, 2005 are closed. Currently, Trimeris has no agreements with either taxing authority extending the statute.

Following is a reconciliation of the beginning and ending amount of unrecognized tax benefits for 2010 and 2009:

(in thousands)	2010	2009
Beginning balance	$1,750	$1,750
Additions for tax positions taken during the current year	—	—
Deletions for positions taken in prior year	(20)	—
Settlements	—	—

Ending balance	$1,730	$1,750

During the next 12 months, the Company does not anticipate any significant changes to the total amount of unrecognized tax benefits.

The Company does not accrue interest and penalties related to these unrecognized tax benefits because the unrecognized tax benefits would not result in the cash payment of additional tax.

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

The reasons for the difference between the actual income tax provision (benefit) for the years ended December 31, 2010, 2009 and 2008, and the amount computed by applying the statutory federal income tax rate to income before taxes is as follows:

(dollars in thousands):	2010	% of Income Before Taxes	2009	% of Income Before Taxes	2008	% of Income Before Taxes
Income tax provision at statutory rate	$7,308	35.00%	$6,561	35.00%	$2,615	34.00%
State income taxes, net of federal benefit	153	0.73%	—	0.00%	—	0.00%
Non deductible M&E & other	2	0.01%	2	0.01%	1	0.01%
Non-deductible compensation	236	1.13%	255	1.36%	233	3.03%
Research credit	—	0.00%	—	0.00%	(70)	(0.91)%
Expiration of stock options and other items			—	0.00%	1,446	18.80%
Change in federal portion of valuation allowance	(6,750)	(32.33)%	3,274	17.47%	(7,755)	(100.84)%
Change in effective rate	(24)	(.11)%	(3,644)	(19.44)%	3,211	41.76%

Income tax provision (benefit)	925	4.48%	$6,448	34.40%	$(319)	(4.15)%

6. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a 401(k) Profit Sharing Plan (the “401(k) Plan”) under Section 401(k) of the IRC covering all employees. Participants may elect a salary reduction from 1% to 75% as a contribution to the 401(k) Plan, up to the annual Internal Revenue Service allowable contribution limit. Modifications of the salary reductions may be made monthly. The 401(k) Plan permits the Company to match participants’ contributions. During 2010 and 2009, the Company matched 100% of participants’ 2010 contributions with Trimeris stock. Compensation expense of $71,500 and $74,000 was recognized accordingly. During 2008, 48,000 shares were issued, and compensation expense of $64,000 was recognized. The 401(k) Plan accounts vest ratably based on a participant’s years of service and are fully vested after four years of service.

The normal retirement age shall be the later of a participant’s 65th birthday or the fifth anniversary of the first day of the 401(k) Plan year in which participation commenced. The 401(k) Plan does not have an early retirement provision.

Post-Retirement Health Insurance Continuation Plan

In June 2001, the Company adopted a post-retirement health insurance continuation plan (the “Plan”). Employees who have achieved the eligibility requirements of 60 years of age and 10 years of service are eligible to participate in the Plan. The Plan provides participants the opportunity to continue participating in the Company’s group health plan after their date of retirement. Participants will pay the cost of health insurance premiums for this coverage, less any contributions by the Company; this amount was previously capped at $300 per month per participant. In November 2003, the Plan was amended and the limit on contributions by the Company was changed to up to 50% of the health insurance premium for the employee and his or her spouse.

In December 2007, the Plan was terminated. The remaining liability as of December 31, 2010 and 2009 was $108,000 and $110,000 respectively and relates to estimated benefit obligations that existed prior to the termination of the Plan.

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

7. ROCHE COLLABORATION

The Development and License Agreement

In 1999, the Company entered into the Development and License Agreement with Roche to develop and commercialize FUZEON and certain other compounds. The Development and License Agreement has been amended several times; in March 2007, the agreement was amended to cover only the development and commercialization of FUZEON. The Development and License Agreement will effectively terminate upon the expiration of the last relevant patent covering FUZEON, which is expected to occur in 2021.

The Development and License Agreement, as amended, grants Roche an exclusive, worldwide license for FUZEON. Under this agreement, a joint management committee consisting of members from the Company and Roche oversees the strategy for the collaboration. Roche may terminate its license for a particular country in its sole discretion with advance notice. In addition, the Development and License Agreement gives Roche significant control over important aspects of the commercialization of FUZEON, including but not limited to pricing, sales force activities and promotional activities. Under the Development and License Agreement, Roche cannot adopt a budget for the marketing of FUZEON above certain limits without the agreement of the Company.

As mentioned above, in March 2007, the Company entered into an agreement with Roche that amended the terms of both the Development and License Agreement and the Research Agreement then existing between Roche and the Company. This amendment granted the Company sole ownership of all intellectual property that was formerly shared between the companies, other than intellectual property related to FUZEON. Following the March 2007 amendment, Roche remains responsible for only one potential remaining $5.0 million milestone payment under the Development and License Agreement which is payable upon the achievement of a certain cumulative twelve-month sales threshold for FUZEON in the United States and Canada.

On September 23, 2010, the Company entered into the Deferred Marketing Expenses Agreement. Specifically, the Company had previously agreed with Roche that certain expenses related to the selling and marketing of FUZEON that were incurred by Roche in 2004 would be subject to the Company’s repayment, assuming certain terms and conditions were met. Pursuant to the Deferred Marketing Expenses Agreement, the Company is no longer obligated to pay these deferred marketing expenses to Roche.

Manufacturing Amendment

In 2005, the Company entered into a Manufacturing Amendment with Roche setting forth certain rights and responsibilities with respect to the manufacture and sale of FUZEON. The Manufacturing Amendment amends and supplements the terms of the Development and License Agreement and addresses several aspects of the parties’ collaboration related to the manufacture of FUZEON. According to the terms of the Manufacturing Amendment, Roche is responsible for all decisions regarding future FUZEON manufacturing volume, including management of the inventory supply chain. Subject to certain exceptions, Roche is therefore financially responsible for all write-offs of expired Product (as defined in the Development and License Agreement) sold in the United States and Canada. In addition, Roche is responsible for write-offs of all supply chain materials.

The Manufacturing Amendment also sets forth the terms for which Roche-owned, FUZEON manufacturing equipment and facilities in Boulder may be used for the manufacture of other products. In addition, the Manufacturing Amendment provides for Trimeris’ payment of certain pre-launch inventory carrying costs related to the sale of FUZEON and Roche’s payment to Trimeris of an outstanding manufacturing milestone payment

TRIMERIS, INC.

NOTES TO FINANCIAL STATEMENTS—CONTINUED

under the collaboration. The Manufacturing Amendment also outlines certain methodologies for the allocation of standard cost variances between the parties, the sharing of financial data related to FUZEON manufacturing, and the methodology for calculating currency conversions.

Cost of Goods Sold

In April 2009, Company entered into negotiations with Roche, in accordance with the Development and License Agreement, related to excess capacity charges and cost of goods sold variances for 2008 and overall cost of goods sold for 2009 and 2010. In October 2010, Roche informed the Company that, in reliance on a clause in the Development and License Agreement that permits Roche to reduce its royalty payments to the Company if the cost of goods sold outside the United States and Canada exceeds a certain proportion of FUZEON net sales outside the United States and Canada, Roche would reduce the Company’s royalty payment rate on sales outside the United States and Canada from 12%, the amount previously paid, to 6% with application retroactive to January 1, 2010. These negotiations are ongoing today. Accordingly, the Company cannot predict the outcome of negotiations with respect to cost of goods sold for 2008, 2009 and 2010, and as a result, accurately determine if cost of goods sold as a percentage of net sales will increase, decrease or remain the same in the future or be certain when a final resolution will be reached. Depending upon the resolution of the Company’s negotiations with Roche, cost of goods sold may increase or decrease for the periods in dispute or for future periods.

Development Expenses

Under the Development and License Agreement, the Company and Roche share development costs for FUZEON equally. Development typically includes certain clinical and preclinical studies performed on a clinical candidate compound, as well as post-marketing commitments related to approved drugs. Currently, only Roche incurs development costs for FUZEON. Quarterly, the companies reconcile the amounts expended and Trimeris pays Roche on a 50/50 basis. Roche holds the Investigational New Drug and the New Drug Application for FUZEON and is responsible for all regulatory issues, maintenance activities and communications with the Food and Drug Administration. Pursuant to FASB ASC Topic 808 “Collaborative Arrangements” (“ASC 808”), all development expenses generated at Roche related to FUZEON are included in the Company’s collaboration income. Trimeris expects Roche’s development costs to continue to decline as substantially all activities have been completed.

8. COMMITMENTS AND CONTINGENCIES

Under the Development and License Agreement, Trimeris shares equally with Roche the future development expenses for FUZEON for the United States and Canada. Trimeris expects Roche’s development costs to continue to decline as substantially all activities have been completed.

On November 20, 2007, the Company was informed that Novartis Vaccines and Diagnostics, Inc. (“Novartis”) had filed suit against Hoffman-La Roche Inc., Roche Laboratories Inc., Roche Colorado Corp., and F. Hoffman-La Roche LTD. (collectively, the “Roche Entities”) and Trimeris alleging infringement of Novartis’ U.S. Patent No. 7,285,271 B1, entitled “Antigenic Composition Comprising an HIV gag or env Polypeptide” (the “‘271 Patent”) related to the manufacture, sale and offer for sale of FUZEON. The lawsuit was originally filed in the Eastern District of Texas (Marshal Division) and was transferred to the Eastern District of North Carolina (Wilmington Division) on December 4, 2009.

On September 23, 2010, the Company and Roche entered into a settlement agreement with Novartis resolving the litigation related to FUZEON involving the ‘271 Patent (the “Settlement Agreement”). Under the

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NOTES TO FINANCIAL STATEMENTS—CONTINUED

terms of the Settlement Agreement, the Roche and Company collaboration will continue to sell FUZEON under a license from Novartis to the ‘271 Patent. In exchange for the grant of this license, Roche and the Company have agreed to pay royalties to Novartis on net sales of FUZEON of 1.5% on sales occurring in the United States and Canada in a calendar year, and 1% on sales outside of the United States and Canada in a calendar year. The royalty rate increases to 3% in the United States and Canada and 1.5% in the rest of the world on any portion of FUZEON sales in excess of $50 million in the relevant region in a calendar year. Roche and the Company will share responsibility for payment of these royalties equally.

In addition, pursuant to the terms of the Settlement Agreement, the Company made payments to Novartis for the Company’s share of royalties beginning in the fourth quarter of 2007 through the third quarter of 2010 in the aggregate amount of approximately $2.7 million ($1.5 million has been recorded as a reduction to royalty revenue and $1.2 million has been recorded as a reduction to collaboration income). Pursuant to the terms of the Settlement Agreement and immediately following execution of the Settlement Agreement, the Company made a payment to Novartis in the amount of approximately $2.5 million representing the Company’s 50% share of back royalties on sales of FUZEON through March 31, 2010. The Company’s share of the payments to Novartis for the remainder of 2010 was approximately $400,000, which has been recorded as a reduction to collaboration income.

9. SEVERANCE ACCRUAL

On November 18, 2010, the Company terminated employment of two officers of the Company. The Company accrued severance benefits in the amount of $373,000 as of December 31, 2010 under “Accrued compensation- short term.” The benefits are expected to be paid out in 2011.

10. SPECIAL DIVIDEND

On May 8, 2008, the Company’s Board of Directors declared a special cash dividend of $1.50 per share of common stock to stockholders of record on May 22, 2008. On August 6, 2008, the Board of Directors approved a downward adjustment to the exercise price of all stock options existing prior to May 22, 2008 of $1.14. The downward adjustment to the exercise price of all stock options had no material impact on the financial statements. On December 9, 2008, the Company’s Board of Directors declared a special cash dividend of $1.00 per share of common stock to stockholders of record on December 19, 2008. The dividend was paid on December 29, 2008. The Board of Directors subsequently approved a downward adjustment to the exercise price of all stock options existing prior to December 19, 2008 of $0.91. The downward adjustment to the exercise price of all stock options had no material impact on the financial statements. The total amount of these 2008 dividends was $55.6 million.

11. ARIGENE TRANSACTION

On October 2, 2009, the Company entered into an Agreement and Plan of Merger (the “Arigene Merger Agreement”) with Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Arigene”). Under the Arigene Merger Agreement, Arigene agreed to purchase of all outstanding shares of the Company’s common stock at a price per share of $3.60, or an aggregate purchase price of approximately $81.0 million, via a cash tender offer followed by a merger. The Company terminated the Arigene Merger Agreement effective December 31, 2009, when Arigene, through counsel, informed the Company that Arigene did not have sufficient funds to consummate the tender offer and subsequent merger pursuant to the Arigene Merger Agreement. In connection with granting consent in November, 2009, to an extension of the deadline for consummation of the tender offer, Arigene paid the Company a $12.0 million fee, which the Company retained,

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NOTES TO FINANCIAL STATEMENTS—CONTINUED

net of taxes and transaction, advisors’ and legal fees incurred in connection with entering into the Arigene Merger Agreement. As of December 31, 2009, in connection with the transaction, the Company incurred approximately $2.3 million in fees and expenses payable to its advisor, Goldman Sachs, Inc. and approximately $1.0 million in legal fees payable to its outside legal advisors. This amount is recorded under the caption “Reverse Termination Fee, Net,” on the income statement and “Accrued Expenses” on the balance sheet for the year ending December 31, 2009.

12. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF INDEPENDENT AUDITORS’ REPORT

On May 25, 2011, the Company entered into a license agreement with Roche (the “Roche License Agreement”), effective as of January 1, 2011, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Roche has agreed to pay the Company a royalty equal to 16% of worldwide net sales, after a 5.5% distribution fee, of FUZEON occurring from and after January 1, 2011. The Roche License Agreement superseded and replaced the Development and License Agreement and the Research Agreement. The Company and Roche each released and discharged the other from any and all claims and disputes relating to the Development and License Agreement and the Research Agreement, including the previously disclosed dispute regarding cost of goods sold, and Roche paid Trimeris $4.9 million in settlement of all such claims and disputes.

On June 13, 2011, the Company entered into a Merger Agreement with Synageva and Merger Sub. The completion of the Merger is subject to various customary conditions as well as transactions contemplated in the Merger Agreement. Pursuant to the terms of the Merger Agreement, upon completion of the Merger, Trimeris stockholders and Synageva stockholders are expected to own approximately 25% and approximately 75%, respectively, of the outstanding shares of common stock of the combined company, in each case calculated on a fully diluted basis immediately prior to the completion of the Merger.

TRIMERIS, INC.

CONDENSED BALANCE SHEETS

(in thousands, except par value) (unaudited)

	June 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$52,382	$45,164
Accounts receivable—Roche	1,964	2,458
Taxes receivable	1,036	1,214
Deferred tax asset	160	160
Prepaid expenses	155	124

Total current assets	55,697	49,120

Other assets:
Patent costs, net	1,823	2,201
Advanced payment—Roche	—	5,468
Deposits and other assets	158	170
Deferred tax asset	320	320

Total other assets	2,301	8,159

Total assets	$57,998	$57,279

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued compensation—short-term	294	473
Deferred revenue—Roche	—	265
Accrued expenses	1,143	263

Total current liabilities	1,437	1,001
Deferred revenue—Roche	—	774
Accrued compensation-long-term	94	128

Total liabilities	1,531	1,903

Stockholders’ equity:
Preferred Stock at $.001 par value per share, 10,000 shares authorized, zero shares issued and outstanding	—	—
Common Stock at $.001 par value per share, 60,000 shares authorized, and 22,399 and 22,320 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	22	22
Additional paid-in capital	359,067	358,582
Accumulated deficit	(302,796)	(303,402)
Accumulated other comprehensive income	174	174

Total stockholders’ equity	56,467	55,376

Total liabilities and stockholders’ equity	$57,998	$57,279

See accompanying notes to condensed financial statements.

TRIMERIS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Revenue:
Milestone revenue	$973	$66	$1,039	$132
Collaboration income and royalty revenue	2,473	3,195	4,006	6,261

Total revenue	3,446	3,261	5,045	6,393

Operating expenses:
General and administrative	2,633	1,135	4,344	2,567

Total operating expenses	2,633	1,135	4,344	2,567

Operating income	813	2,126	701	3,826

Other income (expense):
Interest income	—	19	5	33
Interest expense	—	(65)	—	(130)

Total other income (expense)	—	(46)	5	(97)

Income before taxes	813	2,080	706	3,729
Income tax provision	140	735	100	1,396

Net income	$673	$1,345	$606	$2,333

Basic net income per share	$0.03	$0.06	$0.03	$0.10

Diluted net income per share	$0.03	$0.06	$0.03	$0.10

Weighted average shares used in basic per share computations	22,399	22,320	22,363	22,320

Weighted average shares used in diluted per share computations	22,399	22,326	22,363	22,327

See accompanying notes to condensed financial statements.

TRIMERIS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities:
Net income	$606	$2,333
Adjustments to reconcile net income to net cash provided by (used in) provided by operating activities:
Patent costs expensed and amortized	536	227
Amortization of deferred revenue—Roche	(1,039)	(132)
Stock compensation expense	320	514
Accrued marketing costs	—	130
Changes in operating assets and liabilities:
Accounts receivable—Roche	494	(77)
Prepaid expenses	(31)	(85)
Advanced payment—Roche	5,468	492
Accounts payable	—	102
Taxes payable	178	(2,379)
Accrued compensation	(213)	225
Accrued expenses	880	(2,368)

Net cash provided by (used in) operating activities	7,199	(1,018)

Cash flows from investing activities:
Maturities of investment securities available-for-sale	—	1,019
Patent costs	(146)	(541)

Net cash (used in) provided by investing activities	(146)	478

Cash flows from financing activities:
Proceeds from exercise of stock options	165	—

Net cash provided by financing activities	165	—

Net increase in cash and cash equivalents	7,218	(540)
Cash and cash equivalents, beginning of period	45,164	47,420

Cash and cash equivalents, end of period	$52,382	$46,880

See accompanying notes to condensed financial statements.

TRIMERIS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

Trimeris, Inc. (referred to in these Notes to Condensed Financial Statements of Trimeris, Inc. through page F-36 as “Trimeris” or the “Company”) is a biopharmaceutical company that pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Fusion inhibitors prevent viral fusion, a complex process by which viruses attach to, penetrate and infect host cells. If a virus cannot enter a host cell, the virus cannot replicate. By inhibiting the fusion process of particular types of viruses, like the Human Immunodeficiency Virus (“HIV”), Trimeris’ first and only commercial product, FUZEON (whose generic name is enfuvirtide, originally known as T-20) offers a novel mechanism of action to treat and potentially prevent the transmission of HIV.

On May 25, 2011, Trimeris and F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (collectively, “Roche”) entered into the Roche License Agreement, effective as of January 1, 2011 (the “Roche License Agreement”), pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Trimeris receives royalty payments equal to 16% of worldwide net sales of FUZEON (as defined in the Roche License Agreement) occurring from and after January 1, 2011. The Roche License Agreement superseded and replaced the prior Development and License Agreement, dated July 1, 1999, between Trimeris and Roche, as amended, regarding the development and marketing of FUZEON and certain other compounds (the “Prior Development and License Agreement”), and the prior Research Agreement, dated January 1, 2000, between Trimeris and Roche, as amended, regarding the discovery, development, and commercialization of certain additional fusion inhibitor peptides (the “Prior Research Agreement” and together with the Prior Development and License Agreement, the “Prior Roche Agreements”).

The financial results reported herein reflect the Company’s new royalty arrangement with Roche under the Roche License Agreement for the quarter ended June 30, 2011. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to the Company, comparisons of financial results between the quarters and six month periods ended June 30, 2011 and June 30, 2010 are not directly comparable. The Roche License Agreement will have no effect on the previously reported financial statements for the quarter ended March 31, 2011.

Under the Prior Development and License Agreement, Roche had an exclusive license to manufacture and sell FUZEON worldwide, and Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada and Trimeris received royalties from Roche on net sales of FUZEON outside of the U.S. and Canada. FUZEON is manufactured and distributed by Roche through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received.

The Roche License Agreement accounted for 100% of the Company’s revenue for the six months ended June 30, 2011. The Prior Development and License Agreement provided substantially all of the Company’s revenue for the six months ended June 30, 2010. Substantially all of the accounts receivable at June 30, 2011 and December 31, 2010 are comprised of receivables from Roche. See Note 3 “Roche Collaboration” below.

The accompanying unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles and applicable Securities and Exchange Commission (the “SEC”) regulations for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations have been made. Operating results for interim periods are not necessarily indicative of results that may be expected for a full year. The information included herein should be read in conjunction with the sections entitled “Risk Factors” and “Trimeris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Trimeris’ audited financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BASIC AND DILUTED NET INCOME PER SHARE

In accordance with Financial Accounting Standards Board, (“FASB”), Accounting Standards Codification (“ASC”), Topic 260, “Earnings Per Share,” basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the maximum dilutive effect of common stock issuable upon exercise of stock options and restricted stock. The dilutive effect of outstanding options and restricted stock is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of stock-based compensation required by FASB ASC Topic 718, “Compensation-Stock Compensation”. The following table sets forth the computation of basic and diluted net income per share for the three and six months ended June 30, 2011 and June 30, 2010 (in thousands, except per share amounts):

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Numerator:
Net income	$673	$1,345	$606	$2,333

Denominator:
Weighted average common shares	22,399	22,320	22,363	22,320

Denominator for basic calculation	22,399	22,320	22,363	22,320
Restricted stock and restricted stock units	—	6	—	7

Denominator for diluted calculation	22,399	22,326	22,363	22,327

Net income per share:
Basic	$0.03	$0.06	$0.03	$0.10

Diluted	$0.03	$0.06	$0.03	$0.10

The calculation of diluted net income per share excludes all anti-dilutive shares. For the six months ended June 30, 2011 and June 30, 2010, the number of anti-dilutive shares issuable upon exercise of options that were excluded, as calculated based on the weighted average closing price of the Company’s common stock for these periods, amounted to approximately 1,400,000 shares and 1,800,000 shares, respectively.

At June 30, 2011, there were options to purchase 1,884,000 shares of common stock outstanding. At June 30, 2010, there were options to purchase 2,100,000 shares of common stock and 30,000 shares of restricted stock outstanding.

3. ROCHE COLLABORATION

Historical Relationship

Trimeris’ only significant source of revenue is from sales of FUZEON. Since 1999, Trimeris and Roche operated under the Prior Roche Agreements to develop and commercialize FUZEON and certain other compounds. The Prior Roche Agreements were amended several times, most recently in March 2007, to limit the Prior Roche Agreements to the development and commercialization of FUZEON.

Under the Prior Roche Agreements, Roche had an exclusive license to manufacture and sell FUZEON worldwide, and Trimeris and Roche shared profits equally from the sale of FUZEON in the U.S. and Canada and Trimeris received royalties from Roche on net sales of FUZEON outside of the U.S. and Canada.

The Roche License Agreement

On May 25, 2011, Trimeris entered into the Roche License Agreement with Roche, pursuant to which Roche has an exclusive license to manufacture and sell FUZEON worldwide and Trimeris receives royalty payments equal to 16% of worldwide net sales of FUZEON occurring from and after January 1, 2011. The Roche License Agreement superseded and replaced the Prior Roche Agreements. Under the Roche License Agreement, Roche may deduct from its royalty payments to Trimeris 50% of any royalties paid to third parties which are reasonably required to allow Roche to sell FUZEON in a given country, including royalties paid to Novartis Vaccines and Diagnostics, Inc. (“Novartis”) under the settlement agreement entered into among Trimeris, Roche and Novartis discussed below in Note 6 “Commitments and Contingencies.” To calculate the royalty revenue paid to Trimeris, a 5.5% distribution charge is deducted from Roche’s reported net sales, and Trimeris receives a 16% royalty on the adjusted net sales amount. Additionally, Trimeris and Roche each released and discharged the other from any and all claims and disputes relating to the Prior Roche Agreements, including the previously disclosed dispute regarding cost of goods sold, and Roche paid Trimeris $4.9 million in settlement of all such claims and disputes. The Company recorded certain adjustments relating to the accounting impact of the settlement of the prior disputes and write-off of the Company’s advance payments asset. These adjustments resulted in a net gain of $1.5 million for the six months ended June 30, 2011 and is reflected in “collaboration income and royalty revenue.”

Roche may terminate the Roche License Agreement as a whole or for a particular country or countries in its sole discretion with advance notice. The Roche License Agreement will effectively terminate upon expiration of the last relevant patent covering FUZEON, which is expected to occur in 2021.

FUZEON is manufactured and distributed by Roche through Roche’s sales and distribution network throughout the world in countries where regulatory approval has been received. Roche has control over all aspects of the commercialization of FUZEON, including, but not limited to, pricing, sales force activities and promotional activities.

Collaboration Income and Royalty Revenue

Under the Prior Development and License Agreement, Trimeris shared profits from the sale of FUZEON in the U.S. and Canada equally with Roche, which, following certain adjustments, has been reported as collaboration income or loss in Trimeris’ statements of operations as a component of revenue for periods ending before June 30, 2011. Collaboration income or loss was calculated as follows: Total gross sales of FUZEON in the U.S. and Canada were reduced by any discounts, returns or rebates resulting in total net sales. Net sales were reduced by cost of goods sold resulting in gross profit. Gross profit was reduced by selling, marketing and other expenses related to the sale of FUZEON, resulting in operating income or loss. Trimeris’ share of the operating income or loss was then adjusted for certain expenses attributable only to Trimeris and reported as collaboration income as a component of revenue. The sharing of expenses was according to contractual arrangements and was not equal in all cases. Revenue was recognized when Roche shipped the product and title and risk of loss passed to wholesalers. Under the Roche License Agreement, Trimeris receives only royalty revenue based upon FUZEON sales and will no longer receive collaboration income or loss.

Under the Prior Development and License Agreement, Trimeris also received royalties on sales of FUZEON in countries outside of the U.S. and Canada. Roche was responsible for all activities related to FUZEON outside of the U.S. and Canada, including regulatory, manufacturing, sales and distribution. Royalty revenue represented the royalty payment earned from Roche based on total net sales of FUZEON outside the U.S. and Canada. To calculate the royalty revenue, an 8% distribution charge was deducted from Roche’s reported net sales, and Trimeris received a royalty on the adjusted net sales amount. The royalty rate reported by Trimeris in its quarterly reports for periods ending on or before June 30, 2010 was 12%. In October 2010, Roche reduced the royalty paid to Trimeris on sales outside the U.S. and Canada from 12% to 6% with application retroactive to January 1, 2010 and royalties reported by Trimeris prior to the quarter ended June 30, 2011 are based upon such reduced rate.

In accordance with the Roche License Agreement, effective January 1, 2011, the royalty rate is 16% for all worldwide net sales of FUZEON and the distribution charge is 5.5%. The financial results reported in periods prior to the quarter ended June 30, 2011 reflect the Company’s prior royalty arrangement with Roche under the Prior Development and License Agreement. Because the Roche License Agreement fundamentally changed the calculation of amounts payable to the Company, comparisons of financial results between the quarters and six month periods ended June 30, 2011 and June 30, 2010 are not directly comparable. The Roche License Agreement will have no effect on the previously reported financial statements for the quarter ended March 31, 2011.

Total net sales of FUZEON in the U.S. and Canada were $12.4 million and $15.2 million during the six months ended June 30, 2011 and June 30, 2010, respectively. Total net sales of FUZEON outside the U.S. and Canada were $13.2 million and $31.9 million during the six months ended June 30, 2011 and June 30, 2010, respectively.

Under both the Roche License Agreement and the Prior Development and License Agreement, Roche is responsible for the manufacture, sales, marketing and distribution of FUZEON. Roche is and was manufacturing bulk quantities of FUZEON drug substance in its Boulder, Colorado facility and is producing finished drug product from bulk drug substance at other Roche facilities. The finished drug product is then shipped to another Roche facility for distribution. Roche’s sales force is responsible for selling FUZEON.

Under both the Roche License Agreement and the Prior Development and License Agreement, Trimeris does not and did not have the ability or right to co-market FUZEON or field its own FUZEON sales force. All third-party contracts for manufacturing, distribution, sale, and reimbursement are between Roche and the third party. Trimeris is not a party to any of the material contracts in these areas.

Under the Prior Development and License Agreement, Roche provided Trimeris with information on manufacturing, sales and distribution of FUZEON. Roche was responsible for estimating reductions to gross sales for expected returns of expired products, government rebate programs, such as Medicaid reimbursements, and customer incentives, such as cash discounts for prompt payment. Trimeris reviewed these items for accuracy and reasonableness.

Capitalization of Patent Costs

The costs of patents are capitalized and are amortized using the straight-line method over the estimated remaining lives of the patents, either 17 years from the date the patent is granted or 20 years from the initial filing of the patent, depending on the patent. These costs are primarily legal fees and filing fees related to the prosecution of patent filings. Trimeris performs a continuous evaluation of the carrying value and remaining amortization periods of these costs. In the event expected future benefits to be derived from any patents are less than their carrying value, the related costs are expensed at that time. During the six months ended June 30, 2011, approximately $372,000 of patent costs were written off.

Accrued Marketing Costs

For the three and six months ended June 30, 2010, Trimeris recorded its share of selling and marketing expenses in accordance with the Prior Roche Agreements.

In 2005, Trimeris and Roche agreed to limit Trimeris’ actual cash contribution to the FUZEON selling and marketing expenses in 2004 to approximately $11.2 million, even though Roche spent significantly more than $22.4 million on these expenses during 2004. If certain cumulative levels of sales for FUZEON in the U.S. and Canada were later achieved, Trimeris’ share of the additional expenses incurred by Roche during 2004 would be payable to Roche beginning at a future date over several years from that future date. During 2004, Trimeris recorded $15.6 million as part of collaboration loss, which represented the net present value of Trimeris’ estimated share of the expenses that were in excess of approximately $11.2 million. This amount was determined by taking into account the expected timing and terms of payment under the Prior Development and License Agreement, discounted at a risk free interest rate.

On September 23, 2010, the Company and Roche entered into an agreement relieving the Company of any obligation to repay certain deferred marketing expenses (the “Deferred Marketing Expenses Agreement”). The Deferred Marketing Expenses Agreement relates to the parties’ collaboration for the development and commercialization of FUZEON. Under the Prior Development and License Agreement, the Company and Roche had agreed that certain expenses related to the selling and marketing of FUZEON that were incurred by Roche in 2004 would be subject to repayment by Trimeris, assuming certain terms and conditions were met. Pursuant to the Deferred Marketing Expenses Agreement, the Company is no longer obligated to pay these deferred marketing expenses to Roche. As a result, the Company made a one-time increase in collaboration income of $18.7 million in the third quarter of 2010. Trimeris is no longer obligated to pay these deferred marketing expenses to Roche.

Under the Roche License Agreement, Trimeris is not responsible for any FUZEON selling and marketing expenses.

Advanced Payment—Roche

In 2005, the Company amended the Prior Development and License Agreement with respect to the manufacture and sale of FUZEON. The Company was to pay Roche for the Company’s share of the capital invested in Roche’s manufacturing facility over a seven-year period, ending in 2009. As a result, Roche no longer included the depreciation related to the manufacturing facility in cost of goods sold. As of December 31, 2009, the Company had paid the total $12.1 million contribution and no further capital improvement payments are due or expected to become due.

These payments, net of the portion allocated to cost of goods sold, were recorded as an asset presented as “Advanced payment—Roche.” This asset had been amortized based on an estimate of the units of FUZEON sold during the collaboration period in order to properly allocate the capital investment to cost of goods sold as the related inventory was sold in future periods.

If the Roche-owned facilities in Boulder, Colorado used for the manufacture of FUZEON were used to produce other products for Roche, a credit to the collaboration would result. Trimeris’ share of this credit was approximately $1.9 million through the year ended December 31, 2008. No credits were received during the years ended December 31, 2009 and 2010. These credits have been recorded on Trimeris’ balance sheets as a reduction to the “Advanced payment—Roche.” These credits offset variances that would otherwise have been allocated to FUZEON if the facilities had remained underutilized and would have been recognized when the related FUZEON produced during these periods were sold.

Under the Roche License Agreement, Trimeris is not responsible for any of Roche’s capital investments in its manufacturing facility and no longer receives the credits described above. Consequently, the Company wrote off the advanced payment balance of approximately $5.3 million, net of capitalized variances, in the quarter ended June 30, 2011 as there will no longer be future value associated with these payments.

4. INVESTMENT SECURITIES AVAILABLE-FOR-SALE

Investment securities are classified as available-for-sale, and are reported at fair value based on quoted market prices and other observable inputs. The cost of securities sold is determined using the specific identification method when computing realized gains and losses. Unrealized gains and losses are included as a component of stockholders’ equity until realized. In accordance with its investment policy, the Company limits the amount of credit exposure with any one issuer. These investments are generally not collateralized and typically mature within one to two years. The Company did not have any available-for-sale securities for the three and six months ended June 30, 2011.

The Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. ASC 820 applies to all financial assets and liabilities that are being measured and reported on a fair value basis. There was no impact to the financial statements upon the adoption of ASC 820. ASC 820 establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities.

Level 2:	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s assets that are measured at fair value on a recurring basis are all classified within Level 1 of the fair value hierarchy. The types of instruments valued based on quoted market prices in active markets include most money market securities, and corporate bonds.

The following tables set forth, by level, within the fair value hierarchy, financial assets and liabilities accounted for at fair value under ASC 820 as of June 30, 2011 and June 30, 2010:

June 30, 2011

(in thousands)	Total	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Un- observable Inputs (Level 3)
Money market funds	$52,382	$52,382	$—	$—

Total as of June 30, 2011	$52,382	$52,382	$—	$—

June 30, 2010

(in thousands)	Total	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Un- observable Inputs (Level 3)
Money market funds	$46,880	$46,880	$—	$—

Total as of June 30, 2010	$46,880	$46,880	$—	$—

The carrying value of other financial instruments, including accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short maturities.

5. INCOME TAXES

The Company recognized income tax expense of $100,000 and income tax expense of $1,396,000 for the six months ended June 30, 2011 and June 30, 2010, respectively. For 2011, based on current estimates, the effective annual blended tax rate will be approximately 14.20%.

At December 31, 2010, the Company had net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $302.2 million, which expire in varying amounts between 2018 and 2025. The Company has determined that an ownership change as defined under Section 382 of the Internal Revenue Code of 1986, as amended (“IRC”) occurred during 2008. The effect of this ownership change was the imposition of a $457,000 annual limitation on the use of NOL carryforwards attributable to periods before the change. This annual limitation will result in the expiration of NOL carryforwards before they become available for utilization. Based on the $457,000 annual limitation, the Company anticipates that a total of approximately $7.3 million of NOL carryforwards will be available for utilization prior to 2025.

As of June 30, 2011, the Company recognized a deferred tax benefit of $480,000 related to the anticipated future use of some of the Company’s NOL carryforwards. In the future, the Company may reduce the valuation allowance over its NOL carryforwards and recognize an additional deferred tax benefit. Management assesses this potential based upon all available evidence, including the last several quarters of profitability and forecasts. The Company continues to carry a full valuation allowance on its other deferred tax assets, the majority of which represent NOL carryforwards and tax credit carryovers which the Company generated prior to achieving profitability.

6. COMMITMENTS AND CONTINGENCIES

On September 23, 2010, Trimeris and Roche entered into a settlement agreement (the “Settlement Agreement”) with Novartis settling a lawsuit filed by Novartis against Trimeris, as well as Roche and certain of its affiliated entities, alleging infringement of Novartis’ U.S. Patent No. 7,285,271 B1, entitled “Antigenic Composition Comprising an HIV gag or env Polypeptide” (the “‘271 Patent”). On September 28, 2010, the lawsuit was dismissed with prejudice from the Eastern District of North Carolina. Under the terms of the Settlement Agreement, Trimeris’ collaboration with Roche has the right to continue to sell FUZEON under a license to Novartis’ ‘271 Patent. In exchange for the grant of this license, together with Roche, Trimeris agreed to pay royalties to Novartis on net sales of FUZEON of 1.5% on sales occurring in the U.S. and Canada in a calendar year, and 1% on sales outside of the U.S. and Canada in a calendar year. The royalty rate payable to Novartis increases to 3% in the U.S. and Canada and 1.5% on sales outside the U.S. and Canada on any portion of FUZEON sales in excess of $50 million in the relevant region in a calendar year. Additional royalty rate tiers would apply to sales that exceed $100 million in a region in a calendar year. Roche and Trimeris will share responsibility for payment of these royalties equally. The Company’s share of the payments to Novartis for the three and six months ended June 30, 2011 was approximately $77,000 and $81,600, respectively.

7. SYNAGEVA MERGER TRANSACTION

As discussed elsewhere in this joint proxy statement/prospectus, on June 13, 2011, Trimeris entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Synageva BioPharma Corp. (“Synageva”). The completion of the merger is subject to various customary conditions, including the approval of the respective stockholders of Trimeris and Synageva.

The Merger Agreement contains certain termination rights in favor of each of Trimeris and Synageva. In addition, the Merger Agreement provides that, in connection with certain terminations of the Merger Agreement, one party may be required to pay the other party’s expenses up to a maximum of $1.5 million. Additionally, the Merger Agreement provides that, in connection with certain terminations of the Merger Agreement, depending upon the circumstances surrounding the termination, Trimeris may be required to pay Synageva a termination fee of $3 million.

SYNAGEVA BIOPHARMA CORP. INDEX TO THE FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Synageva BioPharma Corp.:

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Synageva BioPharma Corp. at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

July 12, 2011

Synageva BioPharma Corp.

Balance Sheets

December 31, 2010 and 2009

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$14,714,571	$25,850,711
Prepaid expenses and other current assets	1,136,173	247,593

Total current assets	15,850,744	26,098,304
Other assets	61,971	52,797
Property and equipment, net	1,068,986	867,775

Total assets	$16,981,701	$27,018,876

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$427,256	$196,913
Accrued expenses	1,138,880	766,046

Total current liabilities	1,566,136	962,959
Other noncurrent liabilities	12,278	32,464

Total liabilities	1,578,414	995,423

Commitments and contingencies (Note 11)

Convertible preferred stock:
Series D-2 convertible preferred stock, par value $0.001; 18,000,000 shares authorized and outstanding at December 31, 2010 and 2009 (liquidation preference of $45,000,000 at December 31, 2010 and 2009)	44,863,380	44,854,261
Series C-2 convertible preferred stock, par value $0.001; 3,658,500 shares authorized, 3,583,040 shares issued and outstanding at December 31, 2010 and 2009 (liquidation preference of $17,176,735 at December 31, 2010 and 2009)	17,193,028	17,176,735
Series B-2 convertible preferred stock, par value $0.001; 4,168,700 shares authorized, 4,168,674 shares issued and outstanding at December 31, 2010 and 2009 (at liquidation preference)	21,094,741	21,094,741
Series A-2 convertible preferred stock, par value $0.001; 245,650 shares authorized, 245,637 issued and outstanding at December 31, 2010 and 2009 (at liquidation preference)	12,429,920	12,429,920

Total convertible preferred stock	95,581,069	95,555,657

Stockholders’ deficit
Common stock, par value $0.001; 51,000,000 shares authorized; 147,743 and 56,235 shares issued and outstanding at December 31, 2010 and 2009	148	56
Additional paid-in capital	10,355,962	10,177,976
Accumulated deficit	(90,533,892)	(79,710,236)

Total stockholders’ deficit	(80,177,782)	(69,532,204)

Total liabilities, convertible preferred stock and stockholders’ deficit	$16,981,701	$27,018,876

The accompanying notes are an integral part of these financial statements.

Synageva BioPharma Corp.

Statements of Operations

Years Ended December 31, 2010 and 2009

	2010	2009

Revenues	$595,421	$161,830

Operating expenses
Research and development	9,865,809	6,583,032
General and administrative	3,852,607	3,843,185

Total operating expenses	13,718,416	10,426,217

Loss from operations	(13,122,995)	(10,264,387)
Other income, net	2,295,252	82,486
Interest income	4,087	22,165
Interest expense	—	(1,260,318)

Net loss	$(10,823,656)	$(11,420,054)

The accompanying notes are an integral part of these financial statements.

Synageva BioPharma Corp.

Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit

Years Ended December 31, 2010 and 2009

	Series A-1 Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series C-1 Convertible Preferred Stock		Series D-1 Convertible Preferred Stock		Series E-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances December 31, 2008	104,486	$2,998,232	434,504	$12,424,444	4,750,222	$8,586,765	9,122,551	$16,951,894	5,650,547	$18,078,543	—	$—	—	$—
Accretion to redemption value of redeemable preferred stock	—	36,148	—	150,296	—	106,395	—	216,443	—	267,509	—	—	—	—
Series A-1 and B-1 Conversion to A-2; Series C-1 and D-1 Conversion to B-2 and Series E-1 Conversion to C-2	(104,486)	(3,034,380)	(434,504)	(12,574,740)	(4,750,222)	(8,693,160)	(9,122,551)	(17,168,337)	(5,650,547)	(18,346,052)	245,637	12,429,920	4,168,674	21,094,741
Issuance of Series D-2 preferred stock, net of issuance costs of $170,775	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series D-2 preferred stock upon conversion of notes payable	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balances December 31, 2009	—	—	—	—	—	—	—	—	—	—	245,637	12,429,920	4,168,674	21,094,741
Accretion to redemption value of redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance costs associated with Series D-2 preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balances December 31, 2010	—	$—	—	$—	—	$—	—	$—	—	$—	245,637	$12,429,920	4,168,674	$21,094,741

The accompanying notes are an integral part of these financial statements.

Synageva BioPharma Corp.

Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit

Years Ended December 31, 2010 and 2009

	Series C-2 Convertible Preferred Stock		Series D-2 Convertible Preferred Stock		Total Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances December 31, 2008	—	$—	—	$—	20,062,310	$59,039,878	46,255	$46	$1,705,108	$(68,290,182)	$(66,585,028)
Accretion to redemption value of redeemable preferred stock	—	—	—	25,036	—	801,827	—	—	(801,827)	—	(801,827)
Series A-1 and B-1 Conversion to A-2; Series C-1 and D-1 Conversion to B-2 and Series E-1 Conversion to C-2	3,583,040	17,176,735	—	—	(12,064,959)	(9,115,273)	—	—	9,115,273	—	9,115,273
Issuance of Series D-2 preferred stock, net of issuance costs of $170,775	—	—	15,276,453	38,046,197	15,276,453	38,046,197	—	—	—	—	—
Issuance of Series D-2 preferred stock upon conversion of notes payable	—	—	2,723,547	6,783,028	2,723,547	6,783,028	—	—	—	—	—

Exercise of stock options	—	—	—	—	—	—	9,980	10	5,232	—	5,242
Stock-based compensation expense	—	—	—	—	—	—	—	—	154,190	—	154,190
Net loss	—	—	—	—	—	—	—	—	—	(11,420,054)	(11,420,054)

Balances December 31, 2009	3,583,040	17,176,735	18,000,000	44,854,261	25,997,351	95,555,657	56,235	56	10,177,976	(79,710,236)	$(69,532,204)
Accretion to redemption value of redeemable preferred stock	—	16,293	—	45,843	—	62,136	—	—	(62,136)	—	(62,136)
Issuance costs associated with Series D-2 preferred stock	—	—	—	(36,724)	—	(36,724)	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	91,508	92	36,340	—	36,432
Stock-based compensation expense	—	—	—	—	—	—	—	—	203,782	—	203,782
Net loss	—	—	—	—	—	—	—	—	—	(10,823,656)	(10,823,656)

Balances December 31, 2010	3,583,040	$17,193,028	18,000,000	$44,863,380	25,997,351	$95,581,069	147,743	$148	$10,355,962	$(90,533,892)	$(80,177,782)

The accompanying notes are an integral part of these financial statements.

Synageva BioPharma Corp.

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities
Net loss	$(10,823,656)	$(11,420,054)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	384,118	339,777
Interest expense paid through preferred stock issuance	—	163,582
Amortization of debt discount and debt issuance costs	—	250,772
Stock compensation expense	203,782	154,190
Revaluation of preferred stock warrants	(17,236)	(82,486)
Changes in assets and liabilities
Prepaid expenses and other current assets	(888,580)	(118,986)
Other assets	(9,174)	10,269
Accounts payable	230,343	(1,635,656)
Accrued expenses and other liabilities	369,884	(1,246,015)

Net cash used in operating activities	(10,550,519)	(13,584,607)

Cash flows from investing activities
Purchases of property and equipment	(585,329)	(162,909)

Net cash used in investing activities	(585,329)	(162,909)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	(36,724)	38,046,197
Proceeds from issuance of convertible notes	—	6,619,446
Proceeds from issuance of common stock	36,432	5,242
Principal payments on debt and capital leases	—	(7,766,041)

Net cash (used in) provided by financing activities	(292)	36,904,844

Net (decrease) increase in cash and cash equivalents	(11,136,140)	23,157,328
Cash and cash equivalents
Beginning of year	25,850,711	2,693,383

End of year	$14,714,571	$25,850,711

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$662,101
Supplemental schedule of noncash investing and financing activities
Accretion to redemption value of redeemable convertible preferred stock	$62,136	$801,827
Conversion of convertible notes and interest into preferred stock	—	6,783,028

The accompanying notes are an integral part of these financial statements.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

1.	Nature of the Business

Synageva BioPharma Corp. (referred to in these Notes to Financial Statements of Synageva BioPharma Corp. through page F-60 as the “Company”) was incorporated in the state of Delaware on February 5, 1996. The Company is a biopharmaceutical company dedicated to discovering, developing and delivering medicines for patients with rare diseases and unmet medical needs. Synageva BioPharma’s lead program SBC-102 is an enzyme replacement therapy for Lysosomal Acid Lipase (LAL) Deficiency, also known as Wolman Disease, Cholesteryl Ester Storage Disease (CESD) or Acid Lipase Deficiency. LAL Deficiency is a serious and rare Lysosomal Storage Disorder (LSD) that is a progressive and often fatal condition. SBC-102 is under development to address the devastating effects of LAL Deficiency by replacing the deficient or absent lysosomal acid lipase enzyme with a recombinant form of the enzyme. In addition to SBC-102, the Company has several other programs in development to help patients with Lysosomal Storage Disorders and other life-threatening genetic conditions for which there are currently no approved treatments.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $90,533,892 at December 31, 2010. Through December 31, 2010, the Company has funded its operations primarily from proceeds of the sale of preferred stock, issuance of convertible notes and notes payable and proceeds from government grants and collaboration agreements. During the year ended December 31, 2009, the Company issued 18,000,000 shares of Series D-2 preferred stock (Note 6) for gross proceeds of approximately $45 million, including amounts from the conversion of convertible notes. In March 2011, the Company issued $12.5 million of convertible notes payable as the first tranche of a $25 million convertible note offering (see Note 12). The Company currently believes that existing cash and cash equivalent balances and the proceeds from the issuance of the $12.5 million of convertible notes will be sufficient cash resources to fund operations into the first half of 2012. The future viability of the Company beyond this point is largely dependent on its ability to raise additional capital to finance its operations. The Company may seek additional funding through new license arrangements or private financings. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into new license arrangements. If the Company needs additional funds and is unable to obtain funding on a timely basis, the Company may need to significantly curtail its research and development activities in an effort to continue its operations.

In April 2009, the Company amended its Certificate of Incorporation to affect a 5-for-1 reverse stock split of the Company’s issued common stock which was effective as of the issuance of the Series D-2 preferred stock on April 1, 2009. All share and per share information has been restated to give effect to this reverse stock split.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase of less than three months to be cash equivalents. At December 31, 2010 and 2009, substantially all cash and cash equivalents were held in money market accounts at commercial banks.

Subsequent Events

The Company has evaluated subsequent events through July 12, 2011, which is the date that the financial statements were available to be issued.

Fair Value of Financial Instruments

Under current accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The current accounting guidance also establishes a hierarchy to categorize how fair value is measured and which is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	December 31, 2010	Quoted Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$14,510,308	$14,510,308	$—	$—

Liabilities
Preferred stock warrants	$12,278	$—	$—	$12,278

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	December 31, 2009	Quoted Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$25,780,835	$25,780,835	$—	$—

Liabilities
Preferred stock warrants	$29,514	$—	$—	$29,514

The change in the valuation of preferred stock warrants for the years ended December 31, 2010 and 2009, respectively, are summarized below.

	Years ended December 31,
	2010	2009
Fair value, beginning of year	$29,514	$112,000
Change in fair value	(17,236)	(82,486)

Fair value, end of year	$12,278	$29,514

The Company accounts for the warrants outstanding to purchase 75,094 shares of Series C-2 convertible preferred stock according to accounting standards regarding freestanding financial instruments with the characteristics of both liabilities and equities. Due to the redemption feature of the Series C-2 convertible preferred stock, these warrants are classified as liabilities. The warrants are revalued at each balance sheet date and any change in fair value is recorded as a component of other income or other expense, until the earlier of their exercise or expiration.

Property and Equipment

Property and equipment are recorded at cost and are depreciated and amortized using the straight-line method over the assets’ expected useful lives. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Estimated
Useful Life
Asset Classification
Software	3 years
Vehicles	5 years
Furniture and fixtures	7 years
Lab and facility equipment	5–7 years
Leasehold improvements	shorter of estimated useful life or lease term

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Revenue Recognition

The Company’s business strategy includes entering into collaborative agreements with biotechnology and pharmaceutical companies. Revenue under collaborations may include the receipt of non-refundable license fees, payments based on achievement of development objectives, reimbursement of research and development costs and royalties.

The Company recognizes revenue using the proportional performance method provided that the Company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized under the proportional performance method is determined by multiplying the total payments under the contract, excluding royalties and payments contingent upon achievement of development objectives, by the ratio of level of effort incurred to date to estimated total level of effort required to complete the Company’s performance obligations under the arrangement. Payments contingent upon achievement of development objectives are included once the contingency is removed. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the proportional performance method, as of each reporting period.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement.

Reimbursement of costs is recognized as revenue provided the Company has determined that it is acting primarily as a principal in the transaction according to the provisions outlined in FASB Codification Topic 605-45, Revenue Recognition, Principal Agent Considerations, the amounts are determinable and collection of the related receivable is reasonably assured.

Grant Revenue

The Company recognizes revenues from grants in the period in which the Company has incurred the expenditures in compliance with the specific restrictions of the grant.

Revenue from grants was recognized in the period in which the related expenditures were incurred and totaled approximately $315,000 and $82,000 for the years ended December 31, 2010 and 2009, respectively.

Research and Development

Research and development costs are charged to operations when incurred and include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs, outside consulting services and other external costs.

Clinical development costs are a significant component of the Company’s research and development expenses. The Company contracts with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the work completed. Estimates are developed through discussions with internal clinical personnel and outside service providers based on the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Income Taxes

Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards and credits. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board issued authoritative guidance which changes the accounting for uncertainty in tax positions. This requires that the Company recognize in its financial statements the impact of tax positions, if that position is more likely than not of being sustained on audit based on the technical merits of position. Effective January 1, 2009, the Company adopted this guidance and there was no liability for unrecognized benefits at adoption. Refer to Note 9 for further discussion of income taxes.

Stock-Based Compensation

The Company’s share-based compensation awards to employees, including grants of employee stock options, are valued at fair value on the date of grant, and are expensed over the requisite service period. The requisite service period is the period during which an employee is required to provide service in exchange for an award, which generally is the vesting period.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents in bank deposits and money market funds, which are maintained at one financial institution. Deposits in these institutions may exceed the amount of insurance provided on such deposits. Management believes it has established guidelines relative to credit quality, diversification and maturities that maintain security and liquidity.

The Company is subject to risks and uncertainties common to the biotechnology industry. Such risks and uncertainties include, but are not limited to: (a) results from current and planned clinical trials, (b) scientific data collected on the Company’s technologies currently in preclinical research and development, (c) decisions made by the FDA or other regulatory bodies with respect to the initiation of human clinical trials, (d) decisions made by the FDA or other regulatory bodies with respect to approval and commercial sale of any of the Company’s proposed products, (e) the commercial acceptance of any products approved for sale and the ability of the Company to manufacture, distribute and sell for a profit any products approved for sale, (f) the Company’s ability to obtain the necessary patents and proprietary rights to effectively protect its technologies, (g) the outcome of any collaborations or alliances entered into by the Company in the future with pharmaceutical or other biotechnology companies, (h) dependence on key personnel, (i) competition with better capitalized companies and (j) ability to raise additional funds.

Comprehensive Loss

The Company accounts for comprehensive loss as prescribed by Accounting Standards Update (“ASU”) 220, “Comprehensive Income”. Comprehensive income (loss) is the total net income (loss), plus all changes in equity during the period, except those changes resulting from investment by and distribution to owners. Total comprehensive loss is equal to the net loss for all periods presented.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Recently Issued and Proposed Accounting Pronouncements

In October 2009, the FASB issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under existing accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management’s best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The existing guidance previously required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted the provisions of this guidance on a prospective basis on January 1, 2011, the effect of which will be dependent on the terms of any new or materially modified arrangements subsequent to adoption.

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition (“ASU 2010-17”). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The new rule was adopted by the Company on January 1, 2011. Adoption of this new standard did not materially affect the Company’s financial statements.

In May 2011, the FASB issued an amendment to the accounting guidance for fair value to develop common requirements between GAAP and International Financial Reporting Standards. The amendment changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements, including (i) application of the highest and best use and valuation premise concepts solely for nonfinancial assets and liabilities; (ii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity; and (iii) disclosing quantitative information about unobservable inputs used in the fair value measurement within Level 3 of the fair value hierarchy. For public entities, the amendment is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Company is currently evaluating the disclosure requirements related to providing quantitative information about unobservable inputs used to measure the fair value of the warrant liability.

In June 2011, the Financial Accounting Standards Board, or FASB, issued an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company may present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of choice in presentation, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

components of net income and the components of other comprehensive income are presented. For public entities, the amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and shall be applied retrospectively. Early adoption is permitted. Other than a change in presentation, the adoption of this update is not expected to have a material impact on the Company’s financial statements.

3.	Property and Equipment

	December 31,
	2010	2009
Laboratory equipment	$2,044,987	$1,598,711
Leasehold improvements	355,100	296,974
Computer, software and office equipment	479,888	423,157
Vehicles	93,890	77,726

	2,973,865	2,396,568

Less: Accumulated depreciation and amortization	(1,904,879)	(1,528,793)

	$1,068,986	$867,775

Depreciation and amortization expense approximated $384,000 and $340,000 for the years ended December 31, 2010 and 2009, respectively.

4.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2010	2009
Accrued benefits and compensation	$459,376	$416,431
Clinical and scientific costs	288,691	221,218
Professional fees	159,573	33,919
Facility-related costs	48,524	19,907
Other	182,716	74,571

	$1,138,880	$766,046

5.	Loan and Security Agreement

On March 31, 2008, the Company entered into an $8.0 million term loan agreement consisting of a $5.0 million term loan with Oxford Finance Corp. and a $3.0 million term loan with Silicon Valley Bank. Pursuant to the Loan and Security Agreement (the “Loan Agreement”), the Company received $4.0 million on March 31, 2008 and $4.0 million on July 31, 2008. The principal balance of each advance under the Loan Agreement bore interest of 11.00%. The Loan Agreement allowed for interest-only payments on a monthly basis for six months for each tranche followed by 30 months of interest and principal payments and allowed the Company to prepay the outstanding principal amount and all accrued but unpaid interest and fees, subject to a payment of a prepayment premium equal to (i) 6.0% of the principal prepaid if paid during the first 12 months of the term, (ii) 4.0% of the principal prepaid if prepaid during the second 12 months of the term, and (iii) 3.0% of the principal prepaid if prepaid thereafter. The Company’s obligations under the

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Loan Agreement were secured by substantially all of its assets other than its intellectual property. The Loan Agreement contained customary covenants that, among other things, restricted the Company’s ability to incur indebtedness and pay cash dividends on its capital stock. The Loan Agreement also provided for customary events of default, following which the lenders may have, at its option, accelerated the amounts outstanding under the Loan Agreement. Events of default included, but were not limited to, an event that has a material adverse change, as described in the Loan Agreement. In connection with the Loan Agreement, the Company issued Oxford Finance Corp. and Silicon Valley Bank fully exercisable, ten-year warrants to purchase 46,934 and 28,160 shares, respectively, of its Series C-2 Convertible Preferred Stock, at an exercise price of $4.79 per share, respectively (see Note 2).

In connection with the Loan Agreement, the Company also incurred $197,000 of financing fees and legal costs.

In October 2009, the Company repaid the outstanding loan amounts of $5.6 million in addition to an early payment penalty of $223,000. The early payment penalty was recorded to interest expense for the year ended December 31, 2009.

6.	Convertible Notes and Convertible Preferred Stock

Convertible Notes

In January 2009, the Company entered into a convertible notes payable (“2009 Convertible Notes”) with 20 previously existing investors for proceeds of $6.6 million. The terms of the 2009 Convertible Notes included interest at 11%. In April 2009, the $6.6 million plus $164,000 in accrued interest converted into Series D-2 preferred stock as part of the Series D-2 preferred stock financing.

Series D-2 Preferred Stock Purchase Agreement

On April 1, 2009, the Company entered into an agreement (the “Series D-2 Preferred Stock Purchase Agreement”) to issue and sell 18,000,000 shares of Series D-2 redeemable convertible preferred stock (“Series D-2 preferred stock”) at a price of $2.50 per share, for total proceeds of approximately $45 million. The issuance and the proceeds included the 2009 Convertible Notes, which were converted into Series D-2 preferred stock at principal plus accrued interest. The Company received the proceeds in four separate closings during the year ended December 31, 2009.

Under the Amended and Restated Information and Registration Rights Agreement dated April 1, 2009, certain investors in Series D-2 preferred stock have the first right of refusal on future financing undertaken by the Company and have certain rights for determining the composition of the eight (8) members Board of Directors. Holders of Series D-2 preferred stock, voting together as a separate class, shall have the right to elect four (4) members of the Company’s Board of Directors; the holders of Common Stock, voting as a separate class, shall have the right to elect one (1) member of the Company’s Board of Directors, and the holders of the preferred stock and Common Stock, voting together as a single class, shall be entitled to elect all remaining members of the Company’s Board of Directors.

Convertible Preferred Stock

The Company was authorized to issue 51,000,000 shares of common stock and 28,000,000 shares of preferred stock as of December 31, 2010.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

As of December 31, 2010, of the 28,000,000 authorized shares of preferred stock, 245,650 shares have been designated as Series A-2 convertible preferred stock (“Series A-2 preferred stock”), 4,168,700 shares have been designated as Series B-2 convertible preferred stock (“Series B-2 preferred stock”), 3,658,500 shares have been designated as Series C-2 convertible preferred stock (“Series C-2 preferred stock”), and 18,000,000 shares have been designated as Series D-2 preferred stock. The rights, preferences and privileges of the preferred stockholders are as follows:

Dividends

The holders of shares of Series D-2 preferred stock shall be entitled to receive dividends (“Series D-2 Dividends”) on each outstanding share of Series D-2 preferred stock at an annual rate of $0.20 for each share held, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of common stock, Series A-2 preferred stock, Series B-2 preferred stock and Series C-2 preferred stock. Such dividends shall not be cumulative.

After payment in full of the Series D-2 Dividends, the holders of shares of Series C-2 preferred stock shall be entitled to receive dividends (“Series C-2 Dividends”) on each outstanding share of Series C-2 preferred stock at an annual rate of $0.3835 for each share held, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of common stock, Series A-2 preferred stock and Series B-2 preferred stock. Such dividends shall not be cumulative.

After payment in full of the Series D-2 Dividends and Series C-2 Dividends, the holders of shares of Series B-2 preferred stock shall be entitled to receive dividends (“Series B-2 Dividend”) on each outstanding share of Series B-2 preferred stock at an annual rate of $0.4048 for each share held, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of common stock and Series A-2 preferred stock. Such dividends shall not be cumulative.

After payment in full of the Series D-2 Dividends, Series C-2 Dividends and Series B-2 Dividends, the holders of shares of Series A-2 preferred stock shall be entitled to receive dividends on each outstanding share of Series A-2 preferred stock at an annual rate of $4.0482 for each share held, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of common stock. Such dividends shall not be cumulative.

The Board of Directors has never declared a dividend.

Liquidation

Definition

A Liquidation Event (as defined below) shall include (unless waived by the holders of at least 70% of the outstanding shares of preferred stock voting together as a single class): (i) (a) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions immediately after such consolidation, merger or reorganization; or (b) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that an acquisition shall not include any transaction principally for equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) a sale of all or substantially all of the assets of the Company.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Preferred Stock Distribution Preference

In the event of any liquidation, dissolution, or winding up of the Company (a “Liquidation Event”), the holders of Series D-2 preferred stock would be entitled to receive payments in preference to other stockholders. Holders of Series D-2 preferred stock would receive $2.50 per share plus all declared and unpaid dividends with respect to such shares of Series D-2 preferred stock (the “Series D-2 Preference”).

Upon a Liquidation Event, after payment of the Series D-2 Preference, the holders of Series C-2 preferred stock would be entitled to receive payments before any payment to the holders of Series B-2 preferred stock, Series A-2 preferred stock or common stock. Holders of Series C-2 preferred stock receive $4.79 per share plus all declared and unpaid dividends with respect to such shares of Series C-2 preferred stock (the “Series C-2 Preference”).

Upon a Liquidation Event, after payment of the Series D-2 Preference and the Series C-2 Preference, the holders of Series B-2 preferred stock would be entitled to receive payments before any payment to the holders of Series A-2 preferred stock or common stock. Holders of Series B-2 preferred stock receive $5.06 per share plus all declared and unpaid dividends with respect to such shares of Series B-2 preferred stock (the “Series B-2 Preference”).

Upon a Liquidation Event, after payment of the Series D-2 Preference, the Series C-2 Preference and the Series B-2 Preference, the holders of Series A-2 preferred stock would be entitled to receive payments before any payment to the holders common stock. Holders of Series A-2 preferred stock receive $50.60 per share plus all declared and unpaid dividends with respect to such shares of Series A-2 preferred stock (the “Series A-2 Preference”).

The amounts of these liquidation preferences for all classes of preferred stock are subject to adjustment for stock splits, combinations or similar events. After payment of the full amounts to which the preferred stockholders are entitled, any remaining funds and assets would be distributed to the common stockholders.

Conversion Rights at Liquidation

In the event of a conversion immediately prior to a Liquidation Event of any outstanding shares of preferred stock to common stock (including all declared but unpaid dividends), holders of such shares would be entitled to receive distribution amounts as holders of common stock as a result of a Liquidation Event.

Voting Rights

The holder of each share of common stock issued and outstanding shall have one vote and the holder of each share of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted on the record date for the vote or consent of shareholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of common stock.

Preferred Stock Conversion

Conversion Rate

Each share of Series D-2, C-2, B-2 and A-2 preferred stock, shall be convertible into the number of fully paid shares of common stock which results from dividing $2.50, $4.79, $5.06 and $50.60, respectively, by the respective preferred stock conversion price. The per share conversion price of Series D-2, C-2, B-2 and A-2 preferred stock is currently $2.50, $4.79, $5.06 and $50.60, respectively. The number of shares for each series of preferred stock shall be adjusted for stock dividends payable immediately prior to conversion, if applicable.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

Automatic Conversion

Conversion is automatic at its then effective conversion rate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock to the public at a price per share of not less than $7.00 and an aggregate offering price to the public of greater than $50,000,000.

Redemption

Prior to April 2009, all series of the Company’s preferred stock included a 6% annual dividend which increased the redemption value of the applicable preferred stock shares. The Company accounted for these amounts by accreting the 6% increase in the carrying value of the redeemable preferred stock as an adjustment to preferred stock and additional paid in capital or accumulated deficit. In April 2009, as part of the Series D-2 preferred stock financing, the Company amended its Certificate of Incorporation to remove the 6% annual dividend and the Company ceased the accretion of these amounts.

In July 2010, the Company further amended its Certificate of Incorporation to remove any remaining redemption features on all classes of preferred stock. Accordingly, the Company ceased accreting to the carrying value of preferred stock. Prior to the July 2010 amendment, shares of preferred stock were redeemable and the Company accounted for the difference between the initial carrying value of redeemable convertible preferred stock and the redemption amount through recognition of ratable accretion adjustments over the period from the date of issuance to the first redemption date, such that the carrying amount of the redeemable convertible preferred stock would equal the redemption amount at the redemption date. These increases or decreases in carrying value were previously recorded through adjustments to additional paid in capital or accumulated deficit.

7.	Share Based Payments

The Company’s Board of Directors adopted in November 1996 the 1996 Stock Option Plan (“1996 Plan”) under which options designated as either incentive or non-qualified stock options may be issued to employees, officers, directors, consultants and independent contractors of the Company or any parent, subsidiary or affiliate of the Company. Options granted under the 1996 Plan are at prices not less than the fair market value at the time of grant and may be exercised for a period of ten years from the grant date. Options granted under the 1996 Plan have vesting periods ranging from immediate to four years. The 1996 Plan includes a provision for options to accelerate and become immediately and fully exercisable upon a 50% or more change in control as defined in the 1996 Plan. In November 2006, the 1996 Plan was terminated in accordance with its ten-year expiration provision.

On June 7, 2005, a new stock plan (the “2005 Stock Plan”) was adopted by the Company’s Board of Directors and approved by the Company’s shareholders. Any employee, officer, consultant, independent contractor or director is eligible to participate in the 2005 Stock Plan. The 2005 Stock Plan permits the granting of incentive and non-qualified stock options and stock purchase rights for restricted stock. Options granted under the 2005 Stock Plan are at prices not less than the fair market value at the time of grant and may be exercised for a period of ten years from the grant date. Options granted under the 2005 Stock Plan have vesting periods ranging from immediate to four years. The 2005 Stock Plan includes a provision for options to accelerate and become immediately and fully exercisable upon a 50% or more change in control as defined in the incentive and non-qualified stock option agreements. Under the 2005 Stock Plan, the Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term,

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

and the exercise price. If an individual owns stock representing more than 10% of the outstanding shares at the time of grant, the exercise price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. Options granted under the 2005 Stock Plan generally become exercisable over a four year period.

The Company uses the Black-Scholes option pricing model to measure the fair value of its option awards. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The expected life assumption is based on the limited exercise historical experience at the Company, management’s expectations based on the length of time that an employee will stay at the Company, the vesting period of 4 years and the contractual term of 10 years. Volatility has been determined based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The risk-free interest rate is based on the rate of U.S. Treasury zero coupon rate with a remaining term approximating the expected term used as the input to the Black-Scholes option pricing model.

The weighted average assumptions used in the option pricing model for stock option grants were as follows:

	Year Ended December 31,
	2010	2009
Expected dividend yield	None	None
Expected volatility in stock price	52%	62%
Weighted average risk-free interest rate	1.71%	2.50%
Expected life of stock awards-years	5 years	5 years

Option activity under the 2005 Stock Plan was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2009	3,382,262	$0.50
Granted	83,500	0.45
Exercised	(91,508)	0.40
Cancelled	(358,398)	0.48

Outstanding at December 31, 2010	3,015,856	$0.52

Vested and unvested expected to vest at December 31, 2010	3,015,856

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

The options for the 2005 Stock Plan outstanding and currently exercisable by exercise price at December 31, 2010 are as follows:

Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
375,914	4.86	$0.25	375,914	$0.25
427,723	7.70	1.45	256,143	1.45
2,129,219	8.62	0.39	736,663	0.39
83,000	9.90	0.45	—	0.45

3,015,856		$0.52	1,368,720	$0.55

As of December 31, 2010, the unamortized compensation expense related to outstanding unvested options approximated $433,000 and is expected to be recognized over a weighted average period of 1.9 years.

The aggregate intrinsic value of shares outstanding and shares exercisable at December 31, 2010 is approximately $203,000 and $119,000 respectively, which represents the total intrinsic value (the excess of the estimated fair value of the Company’s stock on December 31, 2010 over the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010.

The Company recognized stock-based compensation expense on all stock option awards for the years ended December 31, 2010 and 2009 in the following categories:

	2010	2009
Research and development	$44,541	$25,938
General and administrative	159,241	128,252

	$203,782	$154,190

8.	Defined Contribution Plan

The Company has a defined contribution plan that is intended to qualify under Section 401(k) of the Internal Revenue Code. All employees, except part-time employees, are eligible to participate in the plan. Participants may contribute through payroll deductions, amounts not to exceed Internal Revenue Code limitations. During the years ended December 31, 2010 and 2009, the Company recognized expense for 401(k) matching contributions of $137,000 and $102,000, respectively.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

9.	Income Taxes

The Company has not recorded a benefit for income taxes related to its operating losses for the years ended December 31, 2010 and 2009. Significant components of the Company’s net deferred tax asset as December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets/ (liabilities)
Net operating losses	$29,745,051	$27,674,111
Capitalized research and development	4,650,902	2,251,397
Accrued expenses	64,762	(4,360)
Depreciation and amortization	20,325	(29,566)
Tax credit carryforwards	3,656,132	3,573,123
Other	7,488	4,028

	38,144,660	33,468,733
Deferred tax asset valuation allowance	(38,144,660)	(33,468,733)

Net deferred tax asset	$—	$—

At December 31, 2010, the Company had federal and state net operating loss carry forwards of $78,278,159 and $78,261,923, respectively, which begin to expire in 2016 and 2012. The Company also has federal and state research and development tax credit carryforwards of $3,016,665 and $968,905, respectively, available to reduce future tax liabilities, which begin to expire in 2016 and 2023, respectively.

Management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is more likely than not that the Company will not recognize the benefits of its deferred tax asset. Accordingly, a valuation allowance of $38,144,660 and $33,468,733 has been established at December 31, 2010 and 2009, respectively.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations.

Below is a table of the earliest tax years that remain subject to examination by jurisdictions:

Earliest Tax Year Subject to Examination
Jurisdiction
U.S Federal	2007
State of Georgia	2007
Commonwealth of Massachusetts	2007

All years including and subsequent to the above years remain open to examination by the taxing authorities. The resolution of tax matters is not expected to have a material effect on the Company’s financial statements. The Company’s policy is to record interest and penalties related to income taxes as part of the tax provision. There were no interest and penalties pertaining to uncertain tax positions in 2010 and 2009.

A provision included in the health care reform bill created a temporary tax credit for businesses with less than 250 employees who engage in qualifying therapeutic discovery projects for the tax years 2009 and 2010. The program permitted applicants to elect to receive a cash grant in lieu of the tax credit. The amount

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

of the tax credit or grant was equal to 50% of the qualified investment for the taxable year for any qualifying therapeutic discovery project. The total amount awarded by the U.S. Treasury Department to the Company was $2,288,900. The Company elected to receive the award as a cash grant and has recorded the award as other income within the accompanying statement of operations for the year ended December 31, 2010. Amounts received in cash in 2010 totaled $1,535,719 and $753,181 is reflected in prepaids and other current assets in the accompanying balance sheet at December 31, 2010.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions on January 1, 2009, which required the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The adoption of this authoritative guidance did not have a material effect on the financial statements.

Utilization of the net operating loss (“NOL”) and research and development (“R&D”) credit carry forwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and R&D credit carry forwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since its formation, due to the significant complexity and related cost associated with such a study. There also could be additional ownership changes in the future which may result in additional limitations on the utilization of NOL carryforwards and credits.

10.	Collaborations and License Agreements

2009 and 2010 Collaborations

In March 2009 and March 2010, the Company entered into collaboration agreements with a third-party to develop antibodies using the Company’s proprietary expression platform. The collaboration agreements included up-front payments totaling $200,000, potential future milestone payments to the Company totaling $400,000 and potential option payments payable to the Company. Revenue recognized under the collaboration agreements was $280,000 and $80,000 during the years ended December 31, 2010 and 2009, respectively. Revenue was recognized using the proportional performance method.

Amended and Restated License Agreement

On April 5, 2007, the Company amended and restated its technology license agreement with the University of Georgia Research Foundation (“UGARF”). This agreement replaces the previous license agreement dated April 11, 1996, in its entirety. In consideration for exclusive worldwide rights to the same patents, know-how and related technology under the original agreement, the Company provided 9,024 shares of its common stock to UGARF in addition to sublicense royalties, if applicable, and product royalties to be payable upon future commercialization and sale of any products subject to the license.

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

11.	Commitments and Contingencies

Occupancy Arrangements

The Company leases office, laboratory and facility space under operating lease agreements expiring through 2013. Minimum future rentals under non-cancelable operating leases are as follows:

Year Ending December 31,
2011	$433,000
2012	266,000
2013	164,500

Rental expense for the years ended December 31, 2010 and 2009 approximated $489,000 and $388,000, respectively.

Licensing Agreements

The Company has licensing and sponsored research agreements with certain scientific and research institutions. The Company incurred expenses under these agreements in the approximate amounts of $30,000 and $44,000 for the years ended December 31, 2010 and 2009, respectively. At December 31, 2010, the Company had approximately $120,000 of potential milestone payments or other commitments payable over the next four years under agreements that are cancelable by either party under certain circumstances. These agreements also specify the payment of certain percentage royalties based on net sales of developed technologies.

12.	Subsequent Events

Issuance of Notes Payable

In March 2011 the Company issued $12.5 million of Convertible Notes Payable as the first tranche of a $25 million convertible note offering. The investors of the first tranche may, at any time after September 30, 2011 and on or before December 31, 2011, purchase from the Company their pro rata share of an additional $12.5 million in convertible notes under the same terms and conditions, provided that shares of Series D-2 Preferred Stock are still outstanding and the Convertible Notes from the first tranche have not been converted at the time the second tranche is purchased. If the noteholders fail to fully fund the second tranche, the Convertible Notes will convert into fully paid and nonassessable shares of the Company’s common stock. The Convertible Notes are convertible into shares of Series D-2 Preferred Stock at the conversion price then applicable to the Series D-2 Preferred shares or into a future series of Preferred Stock at its then applicable conversion price issued in conjunction with the next Qualified Offering, at the election of the holders. All Convertible Notes shall be automatically converted at the then applicable conversion price: (i) in the event that the holders of at least 70% of the outstanding Convertible Notes voting as a single class consent to such conversion; (ii) upon the closing of a Qualified Offering; (iii) upon an initial public offering of the Company’s stock (whether by a public offering of the Company’s stock or a combination of the Company with another company the result of which is that the surviving company’s shares are public traded); or (iv) upon a change of control of the Company. In connection with an automatic conversion of the Convertible Notes upon a Qualified Offering, the Convertible Notes will be converted into shares of Series D-2 Preferred Stock or Qualified Offering Stock, the series to be elected by the Note holder as described above. In all other cases of an automatic conversion of the Convertible Notes, the Convertible Notes will be

Synageva BioPharma Corp.

Notes to Financial Statements

December 31, 2010 and 2009

converted into shares of Series D-2 Preferred Stock at the then applicable conversion price of the Series D-2 Preferred Stock. Each holder of Convertible Notes will be entitled to vote such holder’s shares of Series D-2 Preferred Stock as if the Convertible Notes held by such holder had been convertible into shares of Series D-2 Preferred Stock immediately prior to any such vote in addition to the vote that such holder of shares of Series D-2 Preferred Stock would otherwise have. The Convertible Notes bear no interest rate and do not mature other than in a conversion as described above. Any Note holder who fails to fund the 2nd tranche on or before December 31, 2011 will immediately have their current Note holdings converted into that number of Common Shares as that holder would be entitled to receive if that Note holder converted their notes to Series D-2 Preferred Stock and then immediately converted those shares of D-2 Preferred Stock into Common Shares.

Increase to Option Pool

In May 2011, the Company increased its pool of stock options available for grant under the 2005 Stock Option Plan by 900,000 shares.

Merger with Trimeris, Inc.

In June 2011, Synageva announced that the Company had entered into a definitive agreement under which the Company will merge with Trimeris, Inc. (“Trimeris”) in an all-stock transaction. Certain of the Company’s significant investors are also significant investors in Trimeris and a certain board member of the Company is also a board member of Trimeris prior to the merger. Upon closing, the combined company will be named Synageva BioPharma Corp., and will operate under the leadership of the Company’s current management team with Sanj K. Patel serving as the President and Chief Executive Officer. In addition, the combined company’s board of directors will have representatives from both the existing Company and Trimeris boards. The merger will create a publicly-traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical need. The merger will take the form of a stock-for-stock merger intended to qualify as a tax-free reorganization. Under the terms of the agreement, which has been approved by the boards of directors of both the Company and Trimeris, upon completion of the merger, Trimeris will issue to the Company’s stockholders shares of Trimeris common stock such that the Company’s stockholders will own approximately 75% of the combined company’s shares outstanding, and Trimeris stockholders will own approximately 25%. Options and warrants of both the Company and Trimeris will be assumed by the combined company and become options and warrants to acquire stock of the combined company. The closing is subject to the satisfaction of certain conditions, including Synageva and Trimeris stockholder approvals and receipt of all necessary regulatory approvals.

SYNAGEVA BIOPHARMA CORP.

Balance Sheets

June 30, 2011 and December 31, 2010 (unaudited)

	June 30, 2011 Consolidated	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$17,904,200	$14,714,571
Prepaid expenses and other current assets	706,493	1,136,173

Total current assets	18,610,693	15,850,744
Other assets	60,931	61,971
Property and equipment, net	1,065,707	1,068,986

Total assets	$19,737,331	$16,981,701

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$418,609	$427,256
Accrued expenses	1,933,560	1,138,880
Deferred revenue	15,000	—

Total current liabilities	2,367,169	1,566,136
Other noncurrent liabilities	210,788	12,278
Notes payable, long-term	12,500,000	—

Total liabilities	15,077,957	1,578,414

Commitments and contingencies

Convertible preferred stock:
Series D-2 convertible preferred stock, par value $0.001; 28,000,000 and 18,000,000 shares authorized at June 30, 2011 and December 31, 2010, respectively; 18,000,000 shares outstanding at June 30, 2011 and December 31, 2010 (liquidation preference of $45,000,000 at June 30, 2011 and December 31, 2010)	44,863,380	44,863,380
Series C-2 convertible preferred stock, par value $0.001; 3,658,500 shares authorized; 3,583,040 shares issued and outstanding at June 30, 2011 and December 31, 2010 (liquidation preference of $17,176,735 at June 30, 2011 and December 31, 2010)	17,193,028	17,193,028
Series B-2 convertible preferred stock, par value $0.001; 4,168,700 shares authorized, 4,168,674 shares issued and outstanding at June 30, 2011 and December 31, 2010 (at liquidation preference)	21,094,741	21,094,741
Series A-2 convertible preferred stock, par value $0.001; 245,650 shares authorized, 245,637 issued and outstanding at at June 30, 2011 and December 31, 2010 (at liquidation preference)	12,429,920	12,429,920

Total convertible preferred stock	95,581,069	95,581,069

Stockholders’ deficit:
Common stock, par value $0.001; 45,000,000 and 51,000,000 shares authorized at June 30, 2011 and December 31, 2010, respectively; 524,153 and 147,743 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	524	148
Additional paid-in capital	10,617,354	10,355,962
Accumulated other comprehensive loss	(739)	—
Accumulated deficit	(101,538,834)	(90,533,892)

Total stockholders’ deficit	(90,921,695)	(80,177,782)

Total liabilities, convertible preferred stock and stockholders’ deficit	$19,737,331	$16,981,701

The accompanying notes are an integral part of these financial statements.

SYNAGEVA BIOPHARMA CORP.

Statements of Operations

June 30, 2011 and December 31, 2010 (unaudited)

	Six Months Ended June 30,
	2011 Consolidated	2010

Revenues	$300,532	$274,563

Operating expenses
Research and development	7,821,357	3,259,335
General and administrative	3,278,453	1,867,663

Total operating expenses	11,099,810	5,126,998

Loss from operations	(10,799,278)	(4,852,435)
Other (expense) income, net	(199,025)	17,237
Interest income	1,728	1,990
Interest expense	(8,367)	—

Net loss	$(11,004,942)	$(4,833,208)

The accompanying notes are an integral part of these financial statements.

SYNAGEVA BIOPHARMA CORP.

Statements of Cash Flows

June 30, 2011 and December 31, 2010 (unaudited)

	Six Months Ended June 30,
	2011 Consolidated	2010
Cash flows from operating activities
Net loss	$(11,004,942)	$(4,833,208)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	217,444	186,369
Stock compensation expense	155,550	99,535
Revaluation of preferred stock warrants	198,510	(17,236)
Accumulated other comprehensive loss	(739)	—
Amortization of debt issuance costs	8,367	—
Changes in assets and liabilities
Prepaid expenses and other current assets	454,784	27,124
Other assets	1,040	1,041
Accounts payable	(8,647)	(16,081)
Accrued expenses	794,680	98,720
Deferred revenue	15,000	57,000

Net cash used in operating activities	(9,168,953)	(4,396,736)

Cash flows from investing activities
Purchases of property and equipment	(214,161)	(169,278)

Net cash used in investing activities	(214,161)	(169,278)

Cash flows from financing activities
Payment of debt issuance costs	(33,471)	—
Proceeds from issuance of convertible notes payable	12,500,000	—
Proceeds from issuance of common stock	106,214	566

Net cash provided by financing activities	12,572,743	566

Net increase (decrease) in cash and cash equivalents	3,189,629	(4,565,448)
Cash and cash equivalents
Beginning of year	14,714,571	25,850,711

End of period	$17,904,200	$21,285,263

Supplemental schedule of noncash investing and financing activities
Accretion to redemption value of redeemable convertible preferred stock	$—	$53,259

The accompanying notes are an integral part of these financial statements.

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

1.	Nature of the Business

Synageva BioPharma Corp. (referred to in these Notes to Financial Statements of Synageva BioPharma Corp. through page F-73 as the “Company”) was incorporated in the state of Delaware on February 5, 1996. The Company is a biopharmaceutical company dedicated to discovering, developing and delivering medicines for patients with rare diseases and unmet medical needs. Synageva’s lead program, SBC-102, is an enzyme replacement therapy for Lysosomal Acid Lipase (LAL) Deficiency, also known as Wolman Disease, Cholesteryl Ester Storage Disease (CESD) or Acid Lipase Deficiency. LAL Deficiency is a serious and rare Lysosomal Storage Disorder (LSD) that is a progressive and often fatal condition. SBC-102 is under development to address the devastating effects of LAL Deficiency by replacing the deficient or absent lysosomal acid lipase enzyme with a recombinant form of the enzyme. In addition to SBC-102, the Company has several other programs in development to help patients with Lysosomal Storage Disorders and other life-threatening genetic conditions for which there are currently no approved treatments.

The Company is subject to risks and uncertainties common to the biotechnology industry. Such risks and uncertainties include, but are not limited to: (a) results from current and planned clinical trials, (b) scientific data collected on the Company’s technologies currently in preclinical research and development, (c) decisions made by the FDA or other regulatory bodies with respect to the initiation of human clinical trials, (d) decisions made by the FDA or other regulatory bodies with respect to approval and commercial sale of any of the Company’s proposed products, (e) the commercial acceptance of any products approved for sale and the ability of the Company to manufacture, distribute and sell for a profit any products approved for sale, (f) the Company’s ability to obtain the necessary patents and proprietary rights to effectively protect its technologies, (g) the outcome of any collaborations or alliances entered into by the Company in the future with pharmaceutical or other biotechnology companies, (h) dependence on key personnel, (i) competition with better capitalized companies, and (j) its ability to raise additional funds.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of approximately $101.5 million at June 30, 2011. Through June 30, 2011, the Company has funded its operations primarily from proceeds of the sale of preferred stock, issuance of convertible notes and notes payable and proceeds from government grants and collaboration agreements. During the year ended December 31, 2009, the Company issued 18,000,000 shares of Series D-2 preferred stock for gross proceeds of approximately $45 million, including amounts from the conversion of convertible notes. In March 2011, the Company issued $12.5 million of convertible notes as the first tranche of a $25 million convertible note offering (see Note 5). The Company currently believes that existing cash and cash equivalents balances will be sufficient cash resources to fund operations into the first half of 2012. The Company expects to continue to experience losses, and may be required to obtain additional debt or equity financing in order to fund future operations beyond the first half of 2012. There can be no assurance that the Company will be able to secure additional financing.

In June 2011, the Company announced that it had entered into a definitive agreement under which the Company will merge with Trimeris, Inc. (“Trimeris”) in an all-stock transaction. Upon closing, the combined company will be named Synageva BioPharma Corp., and will operate under the leadership of the Company’s current management team with Sanj K. Patel serving as the President and Chief Executive Officer. In addition, the combined company’s board of directors will have representatives from both the existing Company and Trimeris boards. The merger will create a publicly-traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical need. The merger will take the form of a stock-for-stock merger intended to qualify as a tax-free reorganization. Under the terms of the agreement, which has been approved by the boards of directors of both the Company and Trimeris, upon completion of the merger, Trimeris will issue to the Company’s stockholders shares of Trimeris common stock such that the Company stockholders will own approximately 75% of the combined company’s shares outstanding, and Trimeris stockholders will own approximately 25%. Options and warrants of both the

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Company and Trimeris will be assumed by the combined company and become options and warrants to acquire stock of the combined company. The closing is subject to the satisfaction of certain conditions, including Synageva stockholder approval and receipt of all necessary regulatory approvals. Certain shareholders and a board member of the Company are also shareholders and a board member of Trimeris prior to the merger.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States of America for complete financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010.

In the opinion of the Company, the unaudited consolidated financial statements contain all adjustments (all of which were considered normal and recurring) necessary for a fair statement of the Company’s financial position at June 30, 2011, the results of operations for the six-month periods ended June 30, 2011 and 2010, and cash flows for the six-month periods ended June 30, 2011 and 2010.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and judgments include revenue recognition, research and development costs and related accrued expenses, the carrying value of property and equipment, stock based compensation, and certain liabilities. Actual results may differ from such estimates.

These interim results are not necessarily indicative of results to be expected for a full year or subsequent interim periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Synageva BioPharma Limited, an entity incorporated in the United Kingdom. The subsidiary began operations in May 2011. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase of less than three months to be cash equivalents. At June 30, 2011 and December 31, 2010, substantially all cash and cash equivalents were held in money market accounts at commercial banks.

Fair Value of Financial Instruments

Under current accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

The current accounting guidance also establishes a hierarchy to categorize how fair value is measured and which is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2011:

	June 30, 2011	Quoted Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$17,606,946	$17,606,946	$—	$—

Liabilities
Preferred stock warrants	$210,788	$—	$—	$210,788

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	December 31, 2010	Quoted Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents	$14,510,308	$14,510,308	$—	$—

Liabilities
Preferred stock warrants	$12,278	$—	$—	$12,278

The change in the valuation of preferred stock warrants is summarized below.

Fair value at December 31, 2009	$29,514
Change in fair value	(17,236)

Fair value at December 31, 2010	$12,278
Change in fair value	198,510

Fair value at June 30, 2011	$210,788

The Company accounts for the warrants outstanding to purchase 75,094 shares of Series C-2 convertible preferred stock according to accounting standards regarding free standing financial instruments with the characteristics of both liabilities and equities. Due to the redemption feature of the Series C-2 convertible preferred stock, these warrants are classified as liabilities. The warrants are revalued at each balance sheet

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

date and any change in fair value will be recorded as a component of other income or other expense, until the earlier of their exercise or expiration.

Revenue Recognition

The Company’s business strategy includes entering into collaborative agreements with biotechnology and pharmaceutical companies. Revenue under collaborations may include the receipt of non-refundable license fees, payments based on achievement of development objectives, reimbursement of research and development costs and royalties.

The Company recognizes revenue using the proportional performance method provided that the Company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized under the proportional performance method is determined by multiplying the total payments under the contract, excluding royalties and payments contingent upon achievement of development objectives, by the ratio of level of effort incurred to date to estimated total level of effort required to complete the Company’s performance obligations under the arrangement. Payments contingent upon achievement of development objectives are included once the contingency is removed. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the proportional performance method, as of each reporting period.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement.

Reimbursement of costs is recognized as revenue provided the Company has determined that it is acting primarily as a principal in the transaction according to the provisions outlined in FASB Codification Topic 605-45, Revenue Recognition, Principal Agent Considerations, the amounts are determinable and collection of the related receivable is reasonably assured.

Grant Revenue

The Company recognizes revenues from grants in the period in which the Company has incurred the expenditures in compliance with the specific restrictions of the grant. Grant revenue was recognized in the period in which the related expenditures were incurred and totaled approximately $196,000 and $132,000 for the six months ended June 30, 2011 and 2010, respectively.

Research and Development

Research and development costs are charged to operations when incurred and include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs, outside consulting services and other external costs.

Clinical development costs are a significant component of the Company’s research and development expenses. The Company contracts with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the work completed. Estimates are developed through discussions with internal clinical personnel and outside service providers based on the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Comprehensive Loss

The Company accounts for comprehensive loss as prescribed by Accounting Standards Update (“ASU”) 220, “Comprehensive Income”. Comprehensive income (loss) is the total net income (loss), plus all changes in equity during the period, except those changes resulting from investment by and distribution to owners. The following table summarizes the components of comprehensive loss:

	Six Months Ended
	June 30,
	2011	2010
Net loss	$(11,004,942)	$(4,833,208)
Currency translation adjustment	(739)	—

Total comprehensive loss	$(11,005,681)	$(4,833,208)

Recently Issued and Proposed Accounting Pronouncements

In October 2009, the FASB issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under existing accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management’s best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The existing guidance previously required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted the provisions of this guidance on a prospective basis on January 1, 2011, the effect of which will be dependent on the terms of any new or materially modified arrangements subsequent to adoption.

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition (“ASU 2010-17”). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The new rule was adopted by the Company on January 1, 2011. Adoption of this new standard did not materially affect the Company’s financial statements.

In May 2011, the FASB issued an amendment to the accounting guidance for fair value to develop common requirements between GAAP and International Financial Reporting Standards. The amendment changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements, including (i) application of the highest and best use and valuation premise concepts solely for nonfinancial assets and liabilities; (ii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity; and (iii) disclosing quantitative information about unobservable inputs used in the fair value measurement within Level 3 of the fair value hierarchy. For public entities, the amendment is effective for interim and annual periods beginning after

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

December 15, 2011. Early application is not permitted. The Company is currently evaluating the disclosure requirements related to providing quantitative information about unobservable inputs used to measure the fair value of its warrant liability.

In June 2011, the Financial Accounting Standards Board, or FASB, issued an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company may present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of choice in presentation, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. For public entities, the amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and shall be applied retrospectively. Early adoption is permitted. Other than a change in presentation, the adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

3.	Property and Equipment

	June 30, 2011	December 31, 2010
Laboratory equipment	$2,167,515	$2,044,987
Leasehold improvements	376,563	355,100
Computer, software and office equipment	539,836	479,888
Vehicles	93,890	93,890

	3,177,804	2,973,865
Less: Accumulated depreciation and amortization	(2,112,097)	(1,904,879)

	$1,065,707	$1,068,986

Depreciation and amortization expense approximated $217,000 and $186,000 for the six months ended June 30, 2011 and 2010, respectively.

4.	Summary of Accrued Expenses

	June 30, 2011	December 31, 2010
Accrued benefits and compensation	$662,683	$459,376
Clinical and scientific costs	303,772	288,691
Professional fees	746,454	159,573
Facility-related costs	16,424	48,524
Other	204,227	182,716

	$1,933,560	$1,138,880

5.	Convertible Notes and Convertible Preferred Stock

Convertible Notes

In March 2011, the Company issued $12.5 million of Convertible Notes as the first tranche of a $25 million convertible note offering. The Convertible Notes are convertible into shares of Series D-2 preferred stock at the conversion price then applicable to the Series D-2 preferred stock or into a future series of Preferred

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Stock at its then applicable conversion price issued in conjunction with the next Qualified Offering, at the election of the holders. All Convertible Notes shall be automatically converted at the then applicable conversion price: (i) in the event that the holders of at least 70% of the outstanding Convertible Notes voting as a single class consent to such conversion; (ii) upon the closing of a Qualified Offering; (iii) upon an initial public offering of the Company’s stock (whether by a public offering of the Company’s stock or a combination of the Company with another company the result of which is that the surviving company’s shares are public traded); or (iv) upon a change of control of the Company. In connection with an automatic conversion of the Convertible Notes upon a Qualified Offering, the Convertible Notes will be converted into shares of Series D-2 preferred stock or Qualified Offering Stock, the series to be elected by the Note holder as described above. In all other cases of an automatic conversion of the Convertible Notes, the Convertible Notes will be converted into shares of Series D-2 preferred stock at the then applicable conversion price of the Series D-2 preferred stock. Each holder of Convertible Notes will be entitled to vote such holder’s shares of Series D-2 preferred stock as if the Convertible Notes held by such holder had been convertible into shares of Series D-2 preferred stock immediately prior to any such vote in addition to the vote that such holder of shares of Series D-2 preferred stock would otherwise have. The Convertible Notes bear no interest rate and do not mature other than in a conversion as described above. Any Note holder who fails to fund the 2nd tranche will immediately have their current Note holdings converted into that number of Common Shares as that holder would be entitled to receive if that Note holder converted their notes to Series D-2 preferred stock and then immediately converted those shares of D-2 preferred stock into common stock.

Convertible Preferred Stock

The Company was authorized to issue 45,000,000 shares of common stock and 38,000,000 shares of preferred stock as of June 30, 2011.

As of June 30, 2011, of the 38,000,000 shares of preferred stock, 245,650 have been designated as Series A-2 convertible preferred stock (“Series A-2 preferred stock”), 4,168,700 as Series B-2 convertible preferred stock (“Series B-2 preferred stock”), 3,658,500 as Series C-2 convertible preferred stock (“Series C-2 preferred stock”), and 28,000,000 as Series D-2 preferred stock.

6.	Share Based Payments

The Company’s Board of Directors adopted in November 1996 the 1996 Stock Option Plan (the “1996 Plan”) under which options designated as either incentive or non-qualified stock options may be issued to employees, officers, directors, consultants and independent contractors of the Company or any parent, subsidiary or affiliate of the Company. Options granted under the 1996 Plan are at prices not less than the fair market value at the time of grant and may be exercised for a period of ten years from the grant date. Options granted under the 1996 Plan have vesting periods ranging from immediate to four years. The 1996 Plan includes a provision for options to accelerate and become immediately and fully exercisable upon a 50% or more change in control as defined in the 1996 Plan. In November 2006, this 1996 Plan was terminated in accordance with its ten-year expiration provision.

On June 7, 2005, a new Stock Plan (the “2005 Stock Plan”) was adopted by the Company’s Board of Directors and approved by the Company’s shareholders. Any employee, officer, consultant, independent contractor or director is eligible to participate in the 2005 Stock Plan. The 2005 Stock Plan permits the granting of incentive and non-qualified stock options and stock purchase rights for restricted stock. Options granted under the 2005 Stock Plan are at prices not less than the fair market value at the time of grant and may be exercised for a period of ten years from the grant date. Options granted under the 2005 Stock Plan have vesting periods ranging from immediate to four years. The 2005 Stock Plan includes a provision for options to accelerate and become immediately and fully exercisable upon a 50% or more change in control

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

as defined in the incentive and non-qualified stock option agreements. Under the 2005 Stock Plan, the Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price. If an individual owns stock representing more than 10% of the outstanding shares at the time of grant, the exercise price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. Options granted under the 2005 Stock Plan generally become exercisable over a four year period.

The Company uses the Black-Scholes option pricing model to measure the fair value of its option awards. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The expected life assumption is based on the limited exercise historical experience at the Company, management’s expectations, the vesting period of 4 years and the contractual term of 10 years. Volatility has been determined based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The risk-free interest rate is based on the rate of US Treasury zero coupon rate with a remaining term approximating the expected term used as the input to the Black-Scholes option pricing model.

In May 2011, the Company increased its pool of stock options available for grant under the 2005 Stock Option Plan by 900,000 shares. The Company granted 951,611 stock options during the first six months of 2011. There were no stock options granted during the first six months of 2010.

The weighted average assumptions used in the option pricing model for stock option grants in the six months ended June 30, 2011 were as follows:

Expected dividend yield	0%
Expected volatility in stock price	51%
Weighted average risk-free interest rate	2.14%
Expected life of stock awards-years	6 years

Option activity under the 2005 Stock Plan for the six months ended June 30, 2011 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2010	3,015,856	$0.52
Granted	951,611	0.70
Exercised	(376,389)	0.30
Cancelled	(134,348)	0.57

Outstanding at June 30, 2011	3,456,730	$0.60

Vested and unvested expected to vest at June 30, 2011	3,456,730

The options granted for the six months ended June 30, 2011 had a weighted average fair value of $1.40 with an estimated fair value of the Company’s common stock of $1.90.

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

The options for the 2005 Stock Plan outstanding and currently exercisable by exercise price at June 30, 2011 are as follows:

Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
55,236	4.46	$0.25	55,236	$0.25
401,309	7.27	1.45	268,154	1.45
1,969,074	8.13	0.39	866,466	0.39
79,500	9.41	0.45	—	0.45
951,611	9.91	0.70	—	0.70

3,456,730		$0.60	1,189,856	$0.62

As of June 30, 2011, the unamortized compensation expense related to outstanding unvested options approximated $1,623,000 and is expected to be recognized over a weighted average period of approximately 3.4 years. This estimate does not include the impact of other possible stock-based awards that may be made during future periods.

The aggregate intrinsic value of shares outstanding and shares exercisable at June 30, 2011 is approximately $11,277,000 and $3,834,000 respectively, which represents the total intrinsic value (the excess of the estimated fair value of the Company’s stock price on June 30, 2011 over the exercise price) that would have been received by the option holders had all option holders exercised their options on June 30, 2011.

The Company recognized stock-based compensation expense on all stock option awards for the six months ended June 30, 2011 and 2010 in the following categories:

	Six Months Ended June 30,
	2011	2010
Research and development	$58,316	$20,031
General and administrative	97,234	79,504

	$155,550	$99,535

7.	License Agreements and Collaborations

Collaborations

In March 2009 and March 2010, the Company entered into collaboration agreements with a third-party to develop antibodies using the Synageva proprietary expression platform. The collaboration agreements included up-front payments of $200,000, potential future milestone payments to the Company totaling $400,000 and potential option payments payable to the Company. Revenue recognized under the collaboration agreements was $105,000 and $143,000 during the six months ended June 30, 2011 and 2010, respectively. Revenue was recognized using the proportional performance method.

Amended and Restated License Agreement

On April 5, 2007, the Company amended and restated its technology license agreement with the University of Georgia Research Foundation (“UGARF”). This agreement replaces the previous license agreement dated April 11, 1996, in its entirety. In consideration for exclusive worldwide rights to the same patents, know-how and related technology under the original agreement, the Company provided 9,024 shares of its

SYNAGEVA BIOPHARMA CORP.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

common stock to UGARF in addition to sublicense royalties, if applicable, and product royalties to be payable upon future commercialization and sale of any products subject to the license.

Licensing Agreements

The Company has licensing and sponsored research agreements with certain scientific and research institutions. The Company incurred expenses under these agreements in the approximate amounts of $7,000 and $10,000 for the six months ended June 30, 2011 and 2010, respectively. At June 30, 2011, Company had approximately $80,000 of milestone payments or other commitments payable over the next four years under agreements that are cancelable by either party under certain circumstances. These agreements also specify the payment of certain percentage royalties based on net sales of developed technologies.

8.	Subsequent Event

Collaboration Agreement

In August 2011, the Company entered into a collaboration agreement with Mitsubishi Tanabe Pharma Corporation whereby the Company is utilizing its proprietary expression technology for the development of a certain targeted compound. The agreement includes an upfront development payment to the Company of $3 million, on-going reimbursement or funding of development costs, potential future development and commercial sales based milestone payments, and future royalty payments.

Annex A

AGREEMENT AND PLAN OF

MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (as amended or modified in accordance with its terms, this “Agreement”) is made and entered into as of June 13, 2011 by and among Trimeris, Inc., a Delaware corporation (“Parent”), Tesla Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Synageva BioPharma Corp., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The board of directors of Parent has unanimously approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and its stockholders, and has determined to recommend that Parent stockholders approve, among other things, the the Parent Charter Amendment and the issuance of Parent Common Stock as contemplated by this Agreement.

C. The board of directors of Merger Sub has unanimously approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and Parent as the sole stockholder of Merger Sub.

D. The board of directors of the Company has unanimously approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders, and has determined to recommend that Company stockholders adopt the Agreement and approve the Merger.

E. It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

F. Immediately after the execution of this Agreement, each of the Key Company Stockholders will execute and deliver to Parent a voting agreement, substantially in the form of the Company stockholder voting agreement attached hereto as Exhibit B (the “Voting Agreement”).

G. Immediately after the execution of this Agreement, each of the Key Parent Stockholders will execute and deliver to the Company a Voting Agreement, substantially in the form of the Parent stockholder voting agreement attached hereto as Exhibit B.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

1.1 Merger of Merger Sub into the Company. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL: (i) Merger Sub shall be merged with and into the Company; (ii) the separate existence of Merger Sub shall cease; and (iii) the Company shall be the surviving corporation and a wholly-owned subsidiary of Parent. The Company, as the surviving entity of the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

1.2 Closing; Effective Time. Unless this Agreement is terminated pursuant to ARTICLE VIII hereof, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m. Pacific Time on a date to be specified by the parties hereto (the “Closing Date”), which date shall be no later than the second (2nd) business day after satisfaction or waiver of the conditions set forth in ARTICLE VI and ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing), unless another time or date is agreed to by the parties hereto. The Closing shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP located at 4747 Executive Drive, 12th Floor, San Diego, California 92121, or at such other location as the parties hereto shall mutually agree. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed to in writing by the parties hereto and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.3 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the foregoing, at the Effective Time, by virtue of the Merger and in accordance with the DGCL, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws. At the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by Applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by Applicable Law.

1.5 Board of Directors and Officers of the Surviving Corporation.

(a) The Chief Executive Officer of the Company shall be the sole director of the Surviving Corporation immediately after the Effective Time, and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until his successor is duly elected or appointed and qualified or until his earlier death, resignation or removal.

(b) The Chief Executive Officer of the Company shall be the president, treasurer and secretary of the Surviving Corporation immediately after the Effective Time and shall hold such offices in accordance with the bylaws of the Surviving Corporation, in each case until his successor is duly appointed and qualified or until his earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Stock. As of the Effective Time, by virtue of the Merger, and without any action on the part of the holders of any outstanding shares of Company Stock or capital stock of Merger Sub:

(a) Except as otherwise provided in Section 2.1(b) or Section 2.3, each share of Company Stock outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive that number of shares of Parent Common Stock equal to the Exchange Ratio (all such shares of Parent Common Stock to be issued pursuant to this Section 2.1(a), together with cash in lieu of any fractional shares of Parent Common Stock paid pursuant to Section 2.2(g), are collectively referred to herein as the “Merger Consideration”), it being understood that the shares of Parent Common Stock issuable as Merger Consideration will be subject to the restrictions set forth in this Section 2.1(a) and Section 2.2(d). As of the Effective Time, all such converted shares of Company Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Company Stock (each, a “Certificate”) shall thereafter represent only the right to receive the applicable portion of the Merger Consideration in exchange therefor in accordance with Section 2.2. The shares of Parent Common Stock issuable as Merger Consideration may not be Transferred (as defined in Section 2.2(d)(i)) by the holder thereof, other than Permitted Transfers (as defined in Section 2.2(d)(i)), until such transfer restriction lapses with respect to such shares in accordance with Section 2.2(d)(ii).

(b) Each share of Company Stock held by the Company or any of the Company Subsidiaries or owned by Parent or any of the Parent Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

2.2 Payment of Consideration.

(a) Prior to the Effective Time, Parent shall enter into an agreement with a bank or trust company selected by Parent and reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) for the purpose of delivering the Merger Consideration in exchange for Certificates.

(b) At or prior to the Effective Time, Parent shall supply or cause to be supplied to or for the account of the Exchange Agent in trust for the benefit of the holders of Company Stock, for exchange pursuant to this Section 2.2: (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 2.2(g). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or other distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, are referred to collectively as the “Exchange Fund”.

(c) Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that (i) the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent, (ii) the exchange of shares of Parent Common Stock issuable as Merger Consideration for shares of Company Stock will be subject to and conditioned on the holder of Company Stock agreeing in writing to the restrictions set forth in Section 2.2(d), and (iii) which shall otherwise be in customary form and contain such provisions as Parent may reasonably specify) for use in the exchange of such holder’s Certificates for the applicable portion of the Merger Consideration. Thereafter, each such holder of shares of Company Stock that have been converted into the right to receive the applicable portion of the Merger Consideration shall be entitled to receive such applicable portion of the Merger Consideration in respect of such shares of Company Stock, in each case upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal and all other documents reasonably required by the Exchange Agent, including an acknowledgment and agreement by each such holder that the shares of Parent Common Stock issuable as Merger Consideration will be subject to the restrictions set forth in Section 2.2(d). Until so surrendered or transferred, as the case may be, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such applicable portion of the Merger Consideration. In addition, no dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to any holder of Company Stock until such holder surrenders or transfers the applicable Certificate(s) in accordance with this Section 2.2(c) (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and other distributions, without interest).

(d) The letter of transmittal sent by the Exchange Agent pursuant to Section 2.2(c) above will require that each holder of shares of Company Stock exchanging such shares for shares of Parent Common Stock issuable as Merger Consideration (the “Merger Consideration Shares”) agrees to be subject to the following conditions:

(i) Each such holder receiving Merger Consideration Shares agrees not to (directly or indirectly) (A) sell, transfer, pledge, encumber, assign, make any short sale of, or enter into any hedging or similar transaction having the same economic effect as a sale, or otherwise dispose of such holder’s Merger Consideration Shares or any interest therein, or (B) enter into any Contract, option or other arrangement or understanding with respect to any matter referred to in clause (A) above relating to such holder’s Merger Consideration Shares or any interest contained therein (clauses (A) and (B) collectively referred to as a “Transfer”), in each case prior to the 180th day following the Effective Time; provided, that each such holder receiving Merger Consideration Shares will be permitted to Transfer its Merger Consideration Shares (each, a “Permitted Transfer”) (x) if such holder is an individual: (1) to any member of such holder’s immediate family or to a trust or other estate planning vehicle for the benefit of such holder or any member of such holder’s immediate family or (2) upon the death of such holder to such holder’s heirs, (y) if such holder is a partnership or limited liability company, to one or more partners or members of such holder or to an affiliated corporation, trust or other business entity under common control with such holder, or if such holder is a trust, to a beneficiary, or (z) to another holder of the Company Stock who received Merger Consideration Shares, provided that in each case of clauses (x) through (z) above, such Transfer shall only be permitted if, as a precondition to such Transfer, the transferee receiving Merger Consideration Shares (a “Permitted Transferee”) agrees in writing, reasonably satisfactory in form and substance to Parent, that the Merger Consideration Shares received by such Permitted Transferee will be bound by the terms of this Section 2.2(d).

(ii) Notwithstanding the above, the restrictions on Transfer set forth in Section 2.2(d)(i) shall lapse with respect to the Merger Consideration Shares (whether acquired in connection with the Merger or pursuant to a Permitted Transfer thereafter) (A) as follows: an additional 25% of the Merger Consideration Shares that are still subject to Section 2.2(d)(i) above may be transferred without restriction hereunder on and after each of the 90th day, 120th day, 150th day and 180th day following the Effective Time such that, in all events, all restrictions on Transfer imposed on all Merger Consideration Shares by Section 2.2(d)(i) shall terminate on the 180th day following the Effective Time or (B) as to such Merger Consideration Shares with respect to which the Parent has waived such restrictions on Transfer; provided that, any such waiver by Parent must be approved by a majority of the board of directors of Parent including the approval of at least one director of Parent who was, immediately prior to the Effective Time, both a director of Parent and not a director of the Company (but only for so long as any such individual serves on the board of directors of Parent); provided further that, no such waiver shall be effective unless it applies to all Merger Consideration Shares held by all holders thereof on a pro rata basis.

(iii) Following the Effective Time, Parent may, until the restrictions on the Merger Consideration Shares set forth in this Section 2.2(d) terminate (A) impose stop-transfer instructions with respect to any Merger Consideration Shares that are still subject to the restrictions on Transfer set forth in

Section 2.2(d)(i), and (B) place the following legend on the certificates representing any Merger Consideration Shares that are still subject to the restrictions on Transfer set forth in Section 2.2(d)(i):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN THAT CERTAIN AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, DATED JUNE 13, 2011, BY AND AMONG TRIMERIS, INC., TESLA MERGER SUB, INC. AND SYNAGEVA BIOPHARMA CORP. SUCH RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST OF THE SECRETARY OF THE CORPORATION.”

(e) The transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Company Stock outstanding immediately prior to the Effective Time thereafter on the records of the Company. If, after the Effective Time, Certificates are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged for the applicable portion of the Merger Consideration to the extent provided for, and in accordance with the procedures set forth, in this ARTICLE II.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 2.2 that remains unclaimed by the holders of Company Stock following the first (1st) anniversary of the Closing Date shall be delivered to Parent or Parent’s designee, and any such holders who have not exchanged Certificates for the applicable portion of the Merger Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to Parent, as unsecured creditors thereof, for satisfaction of their claims for such applicable portion of the Merger Consideration. Notwithstanding anything to the contrary in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to any holder of Company Stock as of immediately prior to the Effective Time for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Immediately prior to such time when the amounts would otherwise escheat to or become property of any Government Authority, any amounts remaining unclaimed by holders of Company Stock immediately prior to the Effective Time shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon satisfaction of the conditions set forth in Section 2.2(c), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Exchange on the Closing Date.

(h) If any shares of Company Stock outstanding as of immediately prior to the Effective Time are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase or similar agreement with the Company or under which the Company has any rights, then (except to the extent provided in any binding agreement between the Company and the holder thereof): (i) the shares of Parent Common Stock issued in exchange for such shares of Company Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition; and (ii) the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Prior to the Effective Time, the Company shall use its reasonable best efforts to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase or similar agreement.

2.3 Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, shares of Company Stock outstanding as of immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the applicable portion of Merger Consideration. Holders of such Dissenting Shares shall instead be entitled to receive payment for the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL, except that if, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the applicable portion of the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares and withdrawals of any such demand, and any other communications delivered to the Company pursuant to or in connection with Section 262 of the DGCL, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands (including settlement offers). Except with the prior written consent of Parent, the Company shall not offer to settle or settle, nor (unless required pursuant to a valid and final Order) make any payment with respect to, any such demands.

2.4 Company Stock Options.

(a) At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume such Company Stock Option in accordance with the terms of the applicable Company Stock Plan and the terms of the Contract by which such Company Stock Option is evidenced. All rights with respect to Company Common Stock under Company Stock Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Stock Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Stock Option assumed by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Stock Option assumed by Parent shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Stock Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Stock Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Stock Option shall otherwise remain unchanged as a result of the assumption of such Company Stock Option; provided, however, that the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each Company Stock Option assumed by Parent.

(b) Parent shall file with the SEC, no later than 5 business days after the Closing Date, a registration statement on Form S-8, if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Company Stock Options assumed by Parent in accordance with Section 2.4(a).

(c) At the Effective Time, Parent may assume any or all of the Company Stock Plans. If Parent assumes any Company Stock Plan, then, under such Company Stock Plan, Parent shall be entitled to grant stock awards, to the extent permissible under Applicable Law, using the share reserves of such Company Stock Plan as of the Effective Time (including any shares returned to such share reserves as a result of the termination of Company Stock Options that are assumed by Parent pursuant to Section 2.4(a)), except that: (i) stock covered by such awards shall be shares of Parent Common Stock; (ii) all references in such Company Stock Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (iii) the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to the administration of such Company Stock Plan.

(d) Prior to the Effective Time, the Company and Parent shall take all action that may be necessary (under the Company Stock Plans and otherwise) to effectuate the provisions of this Section 2.4 and to ensure that, from and after the Effective Time, holders of Company Stock Options have no rights with respect thereto other than those specifically provided in this Section 2.4.

2.5 Company Warrants.

(a) At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume such Company Warrant in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Warrant and the terms of the Contract by which such Company Warrant is evidenced. All rights with respect to Company Series C-2 Preferred Stock under the Company Warrants assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent shall be determined by multiplying the number of shares of Company Series C-2 Preferred Stock that were subject to such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing the per share exercise price of Company Series C-2 Preferred Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged as a result of the assumption of such Company Warrant; provided, however, that the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each Company Warrant assumed by Parent.

(b) Prior to the Effective Time, the Company shall take all actions necessary or reasonably requested by Parent (including obtaining any necessary consents) to effectuate the provisions of this Section 2.5.

2.6 Required Withholdings. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration such amounts, if any, as may be required to be deducted or withheld therefrom under the Code or any other Applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been delivered or otherwise paid to the Person to whom such amounts would otherwise have been delivered or otherwise paid pursuant to the Merger and this Agreement.

2.7 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to Parent) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable portion of the Merger Consideration as contemplated by this ARTICLE II.

2.8 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, as a result of any reclassification, recapitalization, stock split (including any reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Exchange Ratio shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.

2.9 Tax Consequences. For U.S. federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date as follows, in each case subject to the exceptions set forth in the disclosure schedule delivered to Parent and dated as of the date hereof (the “Company Disclosure Schedule”):

3.1 Organization, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each of the Subsidiaries of the Company, all of which are listed on Schedule 3.1(b) of the Company Disclosure Schedule (the “Company Subsidiaries”), was duly organized or formed, is validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization or formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and the Company Subsidiaries is duly qualified to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each foreign jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Company Material Adverse Effect.

(b) Neither the Company nor any of the Company Subsidiaries is in violation of any provision of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other charter documents (in each case, as applicable). Schedule 3.1(b) of the Company Disclosure Schedule sets forth: (i) the full name of each Company Subsidiary and any other entity in which the Company has an equity interest, together with details regarding its capitalization and the ownership interest of the Company (and each other Person, if applicable) therein; (ii) the jurisdiction in which each such Company Subsidiary or other entity is organized; (iii) each foreign jurisdiction in which the Company and each of the Company Subsidiaries is qualified to do business; and (iv) the names of the current directors and officers of the Company and each Company Subsidiary (or their equivalents in the case of any Company Subsidiary that is not a corporation). The Company has made available to Parent accurate and complete copies of the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement and any other charter documents (in each case, as applicable) of the Company and each Company Subsidiary, in each case as currently in effect.

3.2 Authority Relative to This Agreement. The Company has all requisite corporate power and authority to: (i) execute and deliver this Agreement; and (ii) assuming the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the holders of 70% of the outstanding shares of Company Preferred Stock, voting as a single class, and the holders of a majority of the voting power represented by the outstanding shares of Company Stock entitled to vote thereon in accordance with Applicable Law, the Company’s certificate of incorporation or any Contract by which the Company is bound (the “Company Stockholder Approval”), consummate the transactions contemplated hereby, including the Merger. The holders of Company Series D-2 Preferred Stock who also hold Company Notes are entitled to the number of votes per share of Company Series D-2 Preferred Stock so held as set forth in Section 4(a) of Article Fifth of the Company’s certificate of incorporation. The holders of all other Company Stock are entitled to one vote per share of Company Stock so held. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the board of directors of the Company and no other corporate proceedings on the part of the Company (other than obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Delaware Secretary) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing, regardless of whether enforcement is sought in equity or at law.

3.3 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any Government Authority is necessary on the part of the Company or any Company Subsidiary in connection with the consummation by the Company of the transactions contemplated hereby, including the Merger, except: (i) for the filing of the Certificate of Merger as required by the DGCL; (ii) as is required for purposes of complying with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iii) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval would not reasonably be expected to result in a Company Material Adverse Effect. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby, including the Merger, by the Company, nor compliance by the Company with all of the provisions hereof will, subject to obtaining the Company Stockholder Approval in accordance with Applicable Law: (x) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other charter documents (in each case, as applicable) of the Company or any Company Subsidiary; (y) violate any Applicable Law; or (z) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, result in any material change in or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under any of the terms, conditions or provisions of any material Company Contract. Schedule 3.3 of the Company Disclosure Schedule lists all consents, notices, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby, including the Merger, under any material Company Contracts.

3.4 Board Approval. The board of directors of the Company has: (a) approved and adopted, and declared the advisability of, this Agreement and the transactions contemplated hereby, including the Merger; (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders; and (c) subject to Section 5.3(d), resolved to make and maintain the Company Board Recommendation.

3.5 Capitalization.

(a) The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 38,000,000 shares of Company Preferred Stock. As of the date hereof, there were: (i) 228,438 shares of Company Common Stock outstanding; (ii) 245,637 shares of Company Series A-2 Preferred Stock outstanding; (iii) 4,168,674 shares of Company Series B-2 Preferred Stock outstanding; (iv) 3,583,040 shares of Company Series C-2 Preferred Stock outstanding; (v) 18,000,000 shares of Company Series D-2 Preferred Stock outstanding; (vi) Company Stock Options to purchase an aggregate of 3,751,875 shares of Company Common Stock outstanding; and (vii) no treasury shares. As of the date hereof, other than 600 shares of Company Common Stock reserved for issuance pursuant to the Company’s 1996 Stock Option Plan (as amended from time to time prior to the date hereof, the “1996 Plan”) and 4,460,135 shares of Company Common Stock reserved for issuance pursuant to the Company’s 2005 Stock Option Plan (as amended from time to time prior to the date hereof, and together with the 1996 Plan, the “Company Stock Plans”), 75,094 shares of Company Series C-2 Preferred Stock reserved for issuance upon exercise of outstanding warrants, 22 shares of Company Stock reserved for issuance upon exercise of outstanding warrants, 4,999,987 shares of Company Series D-2 Preferred Stock reserved for issuance upon conversion of the Company’s Convertible Promissory Notes and 4,999,987 shares of Common Stock reserved for issuance upon conversion of such shares of Company Series D-2 Preferred Stock and 25,997,351 shares of Company Common Stock reserved for issuance upon conversion of Company Preferred Stock, the Company has no shares of Company Common Stock reserved for issuance.

(b) All outstanding shares of Company Stock have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to, and were not issued in violation of, any preemptive rights, purchase option, call option, right of first refusal, subscription right or any similar right under any provision of Applicable Law, the Company’s certificate of incorporation or bylaws or any Company Contract that was not duly waived. No Company Subsidiary owns any Company Stock.

(c) Schedule 3.5(c) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each outstanding Company Stock Option, including with respect to each such Company Stock Option, the holder, date of grant, exercise price, vesting schedule, expiration date, number of shares of Company Common Stock subject thereto and an indication of the form of award pursuant to which such Company Stock Option was granted. Except as set forth in Section 3.5(a) or Schedule 3.5(c) of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding: (i) equity interests in, other voting securities of or other ownership interests in the Company; (ii) securities of the Company convertible into or exchangeable for equity interests in, other voting securities of or other ownership interests in the Company; (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any equity interests in, other voting securities of or other ownership interests in the Company or securities directly or indirectly convertible into or exercisable or exchangeable for equity interests in, other voting securities of or other ownership interests in the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any equity interests in, other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(d) Accurate and complete copies of each Company Stock Plan, and of the forms of all agreements and instruments and any amendments thereto relating to or issued under each thereof, have been made available to Parent. There are no agreements to amend, modify or supplement any such agreements, instruments or forms. Each award under a Company Stock Plan was granted in accordance with the terms of such Company Stock Plan, and each Company Stock Option was granted with a per share exercise price no lower than the fair market value of one (1) share of Company Common Stock as of the grant date, as determined by the board of directors of the Company in good faith.

3.6 Compliance with Laws. Neither the Company nor any Company Subsidiary has violated or failed to comply with any Applicable Law material to the operation of the Company’s business.

3.7 Company Financial Statements. The consolidated financial statements for the Company and the Company Subsidiaries as of and for the year ended December 31, 2010 and as of April 30, 2011, in each case provided to Parent prior to the date hereof, are herein referred to as the “Company Financial Statements” and the balance sheet of the Company as of April 30, 2011 is herein referred to as the “Company Balance Sheet”. Each of the Company Financial Statements (including, in each case, any related notes thereto): (i) was prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as in effect on the date of such Company Financial Statements (or such other date as may be reflected in such Company Financial Statements), in each case applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of any unaudited portion of the Company Financial Statements, except as such unaudited portion of the Company Financial Statements may omit footnotes and may be subject to potential year-end adjustments that are not expected, either individually or in the aggregate, to be material); and (ii) fairly presented, in all material respects, the consolidated financial position of the Company and the Company

Subsidiaries at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, consistent with the books and records of the Company and the Company Subsidiaries (except as may be indicated in the notes thereto or, in the case of any unaudited portion of the Company Financial Statements, except as such unaudited portion of the Company Financial Statements may omit footnotes and may be subject to potential year-end adjustments that are not expected, either individually or in the aggregate, to be material). No financial statements of any Person other than the Company and the Company Subsidiaries actually included in the Company Financial Statements are required by GAAP to be included in the Company Financial Statements. Except as required by GAAP, the Company has not, between the last day of its most recently ended fiscal year and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on such last day of its most recently ended fiscal year. The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year that is currently outstanding or that resulted (or would reasonably be expected to result) in an adjustment to, or any restatement of, the Company Financial Statements. No current or former independent auditor for the Company has resigned or been dismissed from such capacity as a result of or in connection with any disagreement with the Company on a matter of accounting practices.

3.8 Title to Property. The Company and the Company Subsidiaries have good title to all of their respective material tangible properties, interests in tangible properties and tangible assets, both real and personal, reflected in the Company Balance Sheet, and have valid leasehold interests in all material leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character other than Permitted Liens. Schedule 3.8 of the Company Disclosure Schedule identifies each parcel of real property owned or leased by the Company or any of the Company Subsidiaries.

3.9 Absence of Undisclosed Liabilities. Neither the Company, nor any of the Company Subsidiaries or the entities listed on Schedule 3.1(b) of the Company Disclosure Schedule has any liabilities of a nature required by GAAP to be reflected in a consolidated balance sheet or the notes thereto, other than: (i) liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (ii) liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice that, individually or in the aggregate, do not exceed $100,000; (iii) liabilities for performance of obligations under Company Contracts; and (iv) liabilities and obligations under this Agreement and investment banking, accounting, legal and other fees incurred by the Company in connection with the negotiation, execution and delivery of this Agreement.

3.10 Absence of Changes or Events. Except as contemplated by this Agreement, since April 30, 2011: (i) there has been no Company Material Adverse Effect; and (ii) there has not been any action or omission by the Company or any of the Company Subsidiaries that, if taken during the Interim Period without Parent’s consent, would constitute a breach of Section 5.1.

3.11 Capital Stock of Subsidiaries. The Company is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries and the entities listed on Schedule 3.1(b) of the Company Disclosure Schedule. All of such shares or other equity interests have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by the Company free and clear of any claim, lien or encumbrance of any kind with respect thereto, in each case other than Permitted Liens or as otherwise described on Schedule 3.11 of the Company Disclosure Schedule. There are no proxies or voting agreements with respect to such shares or other equity interests, and there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments obligating the Company or any of the Company Subsidiaries to issue, transfer, sell, repurchase or redeem any shares of capital stock or other equity securities of any Company Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares (collectively, the “Company Subsidiary Securities”). Except as set forth on Schedule 3.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any interest in any Person.

3.12 Litigation.

(a) Except as disclosed on Schedule 3.12(a) of the Company Disclosure Schedule, there is no private or governmental investigation, claim, action, suit (whether in law or in equity), arbitration, mediation or proceeding of any nature (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company, any of the Company Subsidiaries or any of their respective officers, directors and managers (in their capacities as such), or involving any of their respective assets, before any Government Authority, arbitrator or mediator. There is no Action pending or, to the knowledge of the Company, threatened which in any manner challenges, seeks to or is reasonably likely to prevent, enjoin, alter or delay the consummation of any of the transactions contemplated by this Agreement, including the Merger, or otherwise prevent or delay the Company from performing its obligations hereunder.

(b) There is no outstanding judgment, order, writ, injunction, rule or decree of any arbitrator, mediator or Government Authority (each, an “Order”) to which the Company, any Company Subsidiary or any of their respective assets is or was a party or by which the Company, any Company Subsidiary or any of their respective assets is bound, the terms of which have not been satisfied by the Company or such Company Subsidiary.

3.13 Insurance. Schedule 3.13 of the Company Disclosure Schedule lists: (i) all insurance policies (including all workers’ compensation insurance policies) covering the business, properties or assets of the Company and the Company Subsidiaries or any Company Employee Benefit Plan or its fiduciaries; (ii) the premiums and coverages of such policies; and (iii) all claims in excess of $100,000 made against any such policies since January 1, 2008. All such policies are in effect, and accurate and complete copies of all such policies have been made available to Parent. The Company has not received written notice of the cancellation or threat of cancellation of any of such policies.

3.14 Contracts and Commitments.

(a) Except as set forth on Schedule 3.14(a) of the Company Disclosure Schedule, none of the Company, the Company Subsidiaries nor any of the entities listed on Schedule 3.1(b) of the Company Disclosure Schedule is a party to or bound by any of the following:

(i) any Contract that provides for post-employment or post-consulting liabilities or obligations, including severance pay;

(ii) any Contract under which payments or obligations will be increased, accelerated or vested by the occurrence (whether alone or in conjunction with any other event) of any of the transactions contemplated by this Agreement, including the Merger, or under which the value of the payments or obligations will be calculated on the basis of any of the transactions contemplated by this Agreement, including the Merger, whether pursuant to a change in control or otherwise;

(iii) any Contract currently in force relating to the disposition or acquisition of assets where the fair market value of such assets exceeds $100,000, in each case other than inventory sold in the ordinary course of business;

(iv) any Contract relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise or Person, excluding wholly-owned Company Subsidiaries;

(v) any Contract for the purchase of materials, supplies, equipment or services, under which the aggregate payments made to one party or group of related parties during the past twelve (12) months exceeded, or for the following twelve (12) months is expected to exceed, $100,000;

(vi) any Contract relating to the guarantee (whether absolute or contingent) by the Company or any of the Company Subsidiaries of (A) the performance of any other Person (other than the Company or a wholly-owned Company Subsidiary) or (B) the whole or any part of the indebtedness or liabilities of any other Person (other than the Company or a wholly-owned Company Subsidiary);

(vii) any Contract relating to the indemnification by the Company of its officers, directors, managers or agents;

(viii) any material Contract of indemnification or guaranty;

(ix) any power of attorney authorizing the incurrence of an obligation on the part of the Company or the Company Subsidiaries;

(x) any Contract which limits or restricts (A) where the Company or any of the Company Subsidiaries may conduct business, (B) the type or lines of business (current or future) in which the Company or any of the Company Subsidiaries may engage or (C) any acquisition of assets or stock (tangible or intangible) by the Company or any of the Company Subsidiaries;

(xi) any Contract under which the aggregate payments or receipts for the past twelve (12) months exceeded, or for the following twelve (12) months is expected to exceed, $100,000;

(xii) any Contract for the borrowing or lending of money, or the availability of credit (except credit extended by the Company or any of the Company Subsidiaries to customers in the ordinary course of business and consistent with past practice);

(xiii) any Contract relating to any hedging, option (other than options granted to service providers in connection with the performance of services), derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency;

(xiv) any collective bargaining agreements;

(xv) any Contract relating to the employment of individuals who serve as officers of the Company; or

(xvi) any Contract that would otherwise be required to be filed as an exhibit to a periodic report under the Exchange Act, as provided by Item 601 of Regulation S-K promulgated under the Exchange Act.

Each Contract of the type described in this Section 3.14(a) and in existence as of the date hereof is referred to herein as a “Company Contract”.

(b) An accurate and complete copy of each Company Contract (including all amendments thereto) has been made available to Parent.

(c) Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any other party to a Company Contract, is in material breach, violation or default under, or has received written notice that it has breached, violated or defaulted under (nor, to the knowledge of the Company, does there exist any condition under which, with the passage of time or the giving of notice or both, would reasonably be expected to cause such a breach, violation or default under), any Company Contract material to the Company’s operation of its business.

(d) Each Company Contract is a valid, binding and enforceable obligation of the Company and any applicable Company Subsidiary and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms and is in full force and effect, in each case except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

3.15 Labor Matters; Employment and Labor Contracts.

(a) Except as disclosed on Schedule 3.15(a) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is party to any union Contract or other collective bargaining agreement, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary.

(b) There is no labor strike, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries. No petition for certification has been filed and is pending or, to the knowledge of the Company, threatened to be filed before the National Labor Relations Board with respect to any employees of the Company or any of the Company Subsidiaries. There are no material Actions pending or, to the knowledge of the Company, threatened between the Company or any of the Company Subsidiaries and any of their respective employees. Except as disclosed on Schedule 3.15(b) of the Company Disclosure Schedule, the employment of each of the employees of the Company and each Company Subsidiary is “at will” and neither the Company nor any Company Subsidiary has any contractual obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. Neither the Company nor any Company Subsidiary is currently a party, or has since January 1, 2008 been a party, to any Contract whereby it leases employees or other service providers from another Person.

(c) No current or former employee of the Company or any Company Subsidiary is, or since January 1, 2008 has been, employed by the Company or any Company Subsidiary outside of the United States.

3.16 Intellectual Property Rights.

(a) Schedule 3.16(a) of the Company Disclosure Schedule accurately identifies and describes each proprietary product or service currently developed, manufactured, marketed or sold by or on behalf of the Company or any of the Company Subsidiaries, including products or services currently designated as development candidates with a unique internal name by the Company or any of the Company Subsidiaries.

(b) Schedule 3.16(b) of the Company Disclosure Schedule accurately identifies: (i) each item of Registered IP in which the Company or any of the Company Subsidiaries has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each Company IP that is a granted patent that in any way covers any product or service identified in Schedule 3.16(a) of the Company Disclosure Schedule. The Company has provided to Parent reasonable access to accurate and complete copies of all applications and correspondence to and from the Government Authority related to each such item of Registered IP. For the avoidance of doubt, for published applications and patents, the Company furnishing to Parent the relevant application, serial or patent number of the Registered IP shall be considered reasonable access.

(c) Schedule 3.16(c) of the Company Disclosure Schedule accurately identifies: (i) all Intellectual Property Rights or Intellectual Property licensed to the Company or any of the Company Subsidiaries (other than any non-customized software that (x) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (y) is not incorporated into, or used directly in the development, manufacturing or distribution of, any of the Company’s or the Company Subsidiaries’ products or services and (z) is generally available on standard terms for less than $25,000); (ii) the corresponding Contract(s) pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to the Company or the Company Subsidiaries; and (iii) whether the license or licenses granted to the Company or the Company Subsidiaries are exclusive or non-exclusive.

(d) Schedule 3.16(d) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted by the Company or any of the Company Subsidiaries any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP. Except as set forth on Schedule 3.16(d) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries are bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of the Company Subsidiaries to use, exploit, assert or enforce any Company IP anywhere in the world, except field and geographical restrictions in applicable licenses to Company IP granted to the Company.

(e) The Company has provided to Parent an accurate and complete copy of each standard form of Company IP Contract used by the Company or any of the Company Subsidiaries at any time since January 1, 2008, including each standard form of: (i) employee agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (ii) consulting or independent contractor agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (iii) confidentiality or nondisclosure agreement. Schedule 3.16(e) of the Company Disclosure Schedule accurately identifies each Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Parent.

(f) The Company and the Company Subsidiaries exclusively own all right, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company or the Company Subsidiaries as identified in Schedule 3.16(c) of the Company Disclosure Schedule or otherwise as identified in Schedule 3.16(b)) free and clear of any encumbrances (other than non-exclusive licenses granted pursuant to the Contracts listed in Schedule 3.16(d) of the Company Disclosure Schedule and the Permitted Liens listed in Schedule 3.16(d) of the Company Disclosure Schedule). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to perfect the rights of the Company and the Company Subsidiaries in the Company IP have been validly executed, delivered and, if related to Registered IP, filed in a timely manner with the appropriate Government Authority, where required.

(ii) Except for Registered IP identified on Schedule 3.16(b) of the Company Disclosure Schedule, no funding, facilities or personnel of any Government Authority were used, directly or indirectly, to develop or create, in whole or in part, any of the Company IP.
(iii) Since January 1, 2008, neither the Company nor any of the Company Subsidiaries have assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(iv) To the Company’s knowledge, the Company and the Company Subsidiaries own or otherwise have, and as of immediately following the Effective Time the Surviving Corporation will continue to have, the Intellectual Property Rights needed to conduct their respective businesses as currently conducted and commercialize the products and services that are currently being developed.

(g) To the Company’s knowledge, all Company IP that is Registered IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing, to the Company’s knowledge:

(i) Each U.S. patent application and U.S. patent in which the Company or any of the Company Subsidiaries has an ownership interest or exclusive license and the right to prosecute was filed within one (1) year of a printed publication, public use or offer for sale of each invention described in the U.S. patent application or U.S. patent. Each foreign patent application and foreign patent in which the Company or any of the Company Subsidiaries has an ownership interest or exclusive license and the right to prosecute was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being made available to the public.

(ii) Except as set forth on Schedule 3.16(g)(ii) of the Company Disclosure Schedule, no trademark or trade name owned, used or applied for by the Company or any of the Company Subsidiaries conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any trademark owned, used or applied for by or on behalf of the Company or any of the Company Subsidiaries.

(iii) Each item of Company IP that is Registered IP is in compliance with all legal requirements, other than any legal requirement that can be met with reasonable effort with respect to such Registered

IP so as to avoid revocation, cancellation, or lapse or otherwise adversely affect its enforceability, use, or priority, and all filings, payments and other actions required to be made or taken to maintain such item of Registered IP in full force and effect have been made by the applicable deadline. Except as set forth on Schedule 3.16(g)(iii)(a) of the Company Disclosure Schedule, no application for a patent, copyright or trademark registration or any other type of Registered IP owned or exclusively licensed to and filed by or on behalf of the Company or any of the Company Subsidiaries at any time since January 1, 2008 has been abandoned or allowed to lapse. Schedule 3.16(g)(iii)(b) of the Company Disclosure Schedule accurately identifies and describes each action, filing and payment that has arisen as of the date hereof and that must be taken or made on or before the date that is one hundred eighty (180) days after the date hereof in order to maintain an item of Company IP that is Registered IP in full force and effect.

(iv) All assignments to the Company of inventorship, authorship or ownership rights relating to Company IP that is Registered IP are valid and enforceable. Each of the Patents identified on Schedule 3.16(b) of the Company Disclosure Schedule as being owned by the Company properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent is issued or such Patent is pending. Each of the Patents identified on Schedule 3.16(c) of the Company Disclosure Schedule as being exclusively licensed to the Company properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent is issued or such Patent is pending.

(v) Except as set forth on Schedule 3.16(g)(v) of the Company Disclosure Schedule, no interference, opposition, reissue, reexamination or other Action is, or since January 1, 2008 has been, pending or, to the Company’s knowledge, threatened, in which the scope, validity or enforceability of any Company IP that is Registered IP is being or has been or is expected by the Company to be contested or challenged. To the Company’s knowledge, there is no basis for a claim that any Company IP that is Registered IP is invalid or unenforceable.

(h) Each Person who is or was an employee or contractor of the Company or any of the Company Subsidiaries and who is or was involved in the creation or development of any Company IP has signed an agreement containing an assignment of Intellectual Property Rights to the Company or one of the Company Subsidiaries. No current or former stockholder, officer, director, employee, consultant or contractor of the Company or any of the Company Subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any Company IP. To the Company’s knowledge, no employee of the Company or any of the Company Subsidiaries is: (x) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or the Company Subsidiaries; or (y) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations. Since January 1, 2008, neither the Company nor any of the Company Subsidiaries have assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(i) The Company and the Company Subsidiaries have taken all reasonable steps for a company of its size and resources to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information that the Company or any of the Company Subsidiaries holds, or purports to hold, as a trade secret.

(j) Neither the Company nor any of the Company Subsidiaries are, and neither the Company nor any of the Company Subsidiaries ever were, a contributor to any industry standards body or similar organization that could require or obligate the Company or any of the Company Subsidiaries to grant or offer to any other Person any license or right to any Company IP.

(k) To the Company’s knowledge, since January 1, 2008 no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Schedule 3.16(k) of the Company Disclosure Schedule accurately identifies (and the Company has provided to Parent an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since January 1, 2008 by or to the Company or any of the Company Subsidiaries or any of their respective Representatives regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(l) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby, including the Merger, will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Company IP; (ii) a breach of any license agreement listed or required to be listed in Schedule 3.16(c) of the Company Disclosure Schedule; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(m) To the Company’s knowledge, neither the Company nor any of the Company Subsidiaries have infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person, including but not limited to, by the making, using, or selling of any proprietary products or services set forth in Schedule 3.16(a) of the Company Disclosure Schedule. Without limiting the generality of the foregoing, except as set forth on Schedule 3.16(m) of the Company Disclosure Schedule, (i) no infringement, misappropriation or similar claim or Action is pending or, to the Company’s knowledge, threatened against the Company or any of the Company Subsidiaries or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of the Company Subsidiaries with respect to such claim or Action and (ii) neither the Company nor any of the Company Subsidiaries have ever received any written notice or other written communication (whether in electronic form or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person.

(n) Except as disclosed on Schedule 3.16(n) of the Company Disclosure Schedule or pursuant to licenses for off-the-shelf software, the Company is not a party to any Contract requiring any future payment of royalties by the Company or any of the Company Subsidiaries for the use of any Intellectual Property Rights or Intellectual Property.

(o) To the Company’s knowledge, neither the Company nor any of the Company Subsidiaries are bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim. Neither the Company nor any of the Company Subsidiaries have ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property Right.

(p) No claim or Action involving any Intellectual Property or Intellectual Property Right owned by or exclusively licensed to the Company or any of the Company Subsidiaries is pending or, to the Company’s knowledge, has been threatened, except for any such claim or Action that, if adversely determined, would not adversely affect: (i) the use or exploitation of such Intellectual Property or Intellectual Property Right by the Company or any of the Company Subsidiaries; or (ii) the manufacturing, distribution or sale of any product or service being developed, offered, manufactured, distributed or sold by or on behalf of the Company or any of the Company Subsidiaries.

3.17 Taxes.

(a) The Company and each of the Company Subsidiaries have filed all material Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. The Company and each of the Company Subsidiaries have paid (or the Company has paid on behalf of each of the Company Subsidiaries) all Taxes due and payable as shown on such Tax Returns. No unresolved deficiencies for any Taxes have been proposed, asserted or assessed, in each case, in writing, against the Company or any of the Company Subsidiaries, other than deficiencies that are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(b) Since June 30, 2004, neither the Company nor any of the Company Subsidiaries: (i) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax other than as the result of extending the due date of a Tax Return; (ii) has granted to any Person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iii) has received a written inquiry from any Taxing authority regarding the filing of Tax Returns in a jurisdiction where it is not presently filing Tax Returns; or (iv) has availed itself of any Tax amnesty or similar relief in any Taxing jurisdiction. There are no current audits of federal, state, local or foreign Tax Returns of the Company or of any of the Company Subsidiaries by any Taxing authority.

(c) Neither the Company nor any of the Company Subsidiaries has assumed any material liability for the Taxes of another Person under any Contract which liability remains unpaid. Neither the Company nor any of the Company Subsidiaries is bound by any Tax sharing agreement or similar arrangements (including any Tax indemnity arrangements) the principal subject of which is Taxes.

(d) There is no lien for Taxes on any of the assets of the Company or any of the Company Subsidiaries, except for Permitted Liens.

(e) The Company and each of the Company Subsidiaries have properly withheld on all material amounts paid to employees and have paid over such amounts to the appropriate Taxing authorities.

(f) Neither the Company nor any Company Subsidiary is or has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (or a group of corporations filing a consolidated, combined or unitary income Tax Return under comparable provisions of state, local or foreign Tax law) other than a group the common parent of which is or was the Company.

(g) The Company has not taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code, including, without limitation, any action or transaction that would cause the Merger to fail to satisfy the continuity of business enterprise or continuity of interest requirements set forth in Treasury Regulations Section 1.368-1(d) and 1.368-1(e), respectively.

(h) Notwithstanding any provision of this Agreement to the contrary, (i) the foregoing provisions of this Section 3.17 constitute the sole and exclusive representations and warranties by the Company regarding Taxes, Tax Returns and other matters relating to Taxes.

3.18 Employee Benefit Plans; ERISA.

(a) Schedule 3.18(a) of the Company Disclosure Schedule lists all: (i) ”employee pension benefit plans” as defined in Section 3(2) of ERISA (“Pension Plans”) whether or not subject to ERISA; (ii) “employee welfare benefit plans” as defined in Section 3(1) of ERISA (“Welfare Plans”) whether or not subject to ERISA; (iii) stock bonus, stock option, restricted stock, phantom stock, stock appreciation right, stock purchase or other equity compensation plans; bonus, profit-sharing, change-in-control or other incentive plans; deferred compensation arrangements; severance plans; holiday or vacation plans; sabbatical programs; relocation arrangements; or any other material fringe benefit programs; and (iv) other material employee benefit or compensation plans, programs, policies or arrangements excluding any Company Contracts, in each case covering employees and directors of the Company or any Company Subsidiary that either are maintained or contributed to by the Company or any of the Company Subsidiaries or to which the Company or any of the Company Subsidiaries is obligated to make payments or otherwise has or may have any liability (collectively, the “Company Employee Benefit Plans”).

(b) With respect to each Company Employee Benefit Plan, the Company and each of the Company Subsidiaries are in compliance with and have performed all obligations required under, in each case, in all material respects, the applicable provisions of ERISA, the Code and other Applicable Laws, and the terms of such Company Employee Benefit Plan and each Company Employee Benefit Plan has been administered in compliance with its terms and Applicable Laws, including ERISA and the Code.

(c) All material contributions to, and material payments from, the Company’s Employee Benefit Plans that are required to have been made in accordance with the Company’s Employee Benefit Plans have been timely made, and timely deposits of employee contributions have been made.

(d) With respect to each Company Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, each such Company Employee Benefit Plan and the trusts, if any, maintained thereunder, are the subjects of a favorable determination or opinion letter from the IRS with respect to its qualification or Tax exemption, as the case may be, and no event has occurred and no condition exists with respect to the form or operation of such Company Employee Benefit Plan that would cause the loss of such qualification or the imposition of any material liability, penalty or Tax under ERISA or the Code. No Company Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has permitted investment in Company Securities.

(e) There are no: (i) Actions pending or, to the knowledge of the Company, threatened by any Government Authority involving the Company Employee Benefit Plans; nor (ii) Actions pending or, to the knowledge of the Company, threatened claims (other than routine claims for benefits) against any Company Employee Benefit Plans, against the assets of any of the trusts under any Company Employee Benefit Plans or against any fiduciary of any Company Employee Benefit Plans or against the Company or any Company Subsidiary with respect to such Company Employee Benefit Plans or asserting any rights or claims to benefits under any Company Employee Benefit Plan or against the assets of any trust under such Company Employee Benefit Plan. To the knowledge of the Company, there are no facts which would form the basis for any Action contemplated by this Section 3.18(e).

(f) For the past six (6) years from the date hereof, none of the Company, any of the Company Subsidiaries nor any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans maintained by the Company or any of the Company Subsidiaries, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) except as would not create a material liability for the Company, other than one which qualifies for an applicable statutory exemption.

(g) None of the Company, any of the Company Subsidiaries nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, nor have they, in the past six (6) years from the date hereof, sponsored, maintained, administered or contributed to, or had any liability with respect to, any Pension Plan subject to Title IV of ERISA, Sections 412, 430 or 4971 of the Code or Section 302 of ERISA. No Company Employee Benefit Plan is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(h) With respect to each of the Company Employee Benefit Plans, accurate and complete copies of the following documents have been made available to Parent: (i) the plan document and any related trust agreement, including amendments thereto; (ii) any current summary plan descriptions and other material communications to participants relating to the plan; (iii) each plan trust, insurance, annuity or other funding contract or service provider agreement related thereto; (iv) the most recent plan financial statements and actuarial or other valuation reports prepared with respect thereto, if any; (v) the most recent United States Internal Revenue Service (“IRS”) determination or opinion letter, if any; (vi) copies of the most recent plan year nondiscrimination and coverage testing results for each plan subject to such testing requirements; and (vii) the most recent annual reports (Form 5500) and all schedules attached thereto for each Company Employee Benefit Plan that is subject to ERISA and Code reporting requirements.

(i) None of the Welfare Plans maintained by the Company or any of the Company Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and then only at the expense of the participant or the participant’s beneficiary.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the Merger, will, either alone or in combination with a termination of employment: (i) entitle any current or former employee, officer, director or other service provider of the Company or any of the Company Subsidiaries to severance pay, a change of control payment or any other payment by the Company, any of the Company Subsidiaries or Parent; or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider, in either case pursuant to a Company Employee Benefit Plan.

(k) The Company and each Company Subsidiary is in compliance in all material respects with the WARN Act. In the past two (2) years: (i) neither the Company nor any Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of the Company Subsidiaries; and (iii) neither the Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any Company Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof or any similar event that when aggregated with enough such other events would trigger the advance notice requirements of the WARN Act.

3.19 Regulatory Matters.

(a) The Company and the Company Subsidiaries hold all material licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances, and have submitted all material notices to, all Government Authorities, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”) and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and any other Government Authority that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of the Company’s current or under-development products (any such Government Authority, a “Company Regulatory Agency”) required for the lawful operation of the businesses of the Company and the Company Subsidiaries (the “Company Permits”), except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Company Permits are valid and in full force and effect. None of such Company Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement. The Company and the Company Subsidiaries are the sole and exclusive owner of the Company Permits and the associated filings and applications with the FDA, including any biologics license application, new drug application, 510(k) submission, premarket approval, investigational new drug or investigational device exemption application, comparable regulatory application or filing made or held by or issued to the Company and the Company Subsidiaries (collectively, the “Company Regulatory Filings”) and hold all right, title and interest in and to all Company Regulatory Filings free and clear of any encumbrance. The Company and the Company Subsidiaries have not granted any third party any right or license to use, access or reference any of the Company Regulatory Filings, including, without limitation, any of the know-how contained in any of the Company Regulatory Filings or rights (including any regulatory exclusivities) associated with each such Company Regulatory Filing.

(b) Since January 1, 2008, there has not occurred any breach or violation of, default (with or without notice or lapse of time or both) under or event giving rise to any right of termination, amendment or cancellation of (with or without notice or lapse of time or both), any Company Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries are in compliance in all material respects with the terms of all Company Permits, and no event has occurred and no facts or circumstances exist that, to the knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit.

(c) Since January 1, 2008, all material applications, submissions, information and data utilized by the Company or the Company Subsidiaries as the basis for, or submitted by or, to the knowledge of the Company, on behalf of the Company or the Company Subsidiaries in connection with, any and all requests for Company Permits when submitted to the FDA or other Company Regulatory Agency, were, to the Company’s knowledge, accurate and complete in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such applications, submissions, information and data required under Applicable Law have been submitted to the FDA or other Company Regulatory Agency.

(d) Since January 1, 2008, neither the Company nor any of the Company Subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or similar policies under Applicable Law. Neither the Company’s nor any of the Company Subsidiaries’ agents or subcontractors has been convicted of any crime or engaged in any conduct which has resulted or could result in debarment or disqualification by the FDA or any other Government Authority, and there are no proceedings pending or threatened that reasonably might be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other Government Authority.

(e) Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other Person associated with or acting on behalf of the Company or any of the Company Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any similar Applicable Law; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(f) Since January 1, 2008, there has not been any voluntarily or involuntarily initiated, conducted, or issued recall, market withdrawal, safety alert, warning, “dear doctor” letter, market correction, or investigator notice relating to an alleged material lack of safety or efficacy of any product of the Company or product candidate of the Company.

(g) The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws and any other letters, notices or guidance issued by the FDA or any Government Authority which regulate the sale of pharmaceutical products or biological, or device products in any jurisdiction. There are no pending or, to the knowledge of the Company, threatened regulatory Actions (other than non-material routine or periodic inspections or reviews) against the Company or its Subsidiaries. Since January 1, 2008 there have been no written notices, reports, warning letters, or untitled letters alleging or asserting noncompliance in any material respect with any Applicable Law relating to the Company or any Company Subsidiary or the products or product candidates of the Company or any Company Subsidiary or any subpoenas or investigative demands or other written inquiries that would reasonably be interpreted as raising a compliance concern sent or delivered by any Government Authority with regard to any product or any product candidate of the Company or any Company Subsidiary.

(h) The manufacture of the products of the Company or any Company Subsidiary is being conducted in compliance in all material respects with current “good manufacturing practices,” as defined by the FDA.

(i) The Company and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other Government Authority, including Adverse Experiences, Serious Adverse Events, and Serious Injuries. There have been no Serious Adverse Events or Serious Injuries associated with the use (including in clinical trials) of the products or product candidates of the Company or any Company Subsidiary that have not been reported to the FDA in accordance with Applicable Law.

(j) To the knowledge of the Company, all studies, tests, and preclinical and clinical research being conducted by the Company and Company Subsidiaries, and to the knowledge of the Company, on behalf of the Company and Company Subsidiaries, are being, and at all times have been, conducted incompliance in all material respects with all Applicable Laws, including, as applicable, good laboratory practice regulations set forth in 21 C.F.R. Part 58, good clinical practices, as defined or recognized by the FDA, including the ICH Tripartite Guideline for Good Clinical Practice, other applicable provisions of the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, and comparable laws of any other Government Authority. No clinical trial conducted by the Company or any Company Subsidiary or, to the knowledge of the Company, on behalf of the Company or any Company Subsidiary has been terminated or suspended prior to completion for safety or non-compliance reasons, and neither the FDA nor any other Government Authority, clinical investigator or institutional review board that has or had jurisdiction over or participated in any such clinical trial has initiated, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or to disqualify, restrict or debar any clinical investigator or other Person or entity involved in any such clinical trial.

(k) Neither the Company nor any Company Subsidiary nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or Company Subsidiary, nor, to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of the Company or any Company Subsidiary is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Government Authority concerning compliance with the laws governing Federal Health Care Programs.

(l) Neither the Company nor any Company Subsidiary nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of the Company or any Company Subsidiary: (i) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935,codified at Title 42, Chapter 7, of the United States Code (the “Social Security Act”); (iii) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (iv) to the knowledge of the Company, is the target or subject of any current investigation by a Government Authority relating to any Federal Health Care Program related offense; or (v) is currently charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program.

(m) To the knowledge of the Company, there are no pending or threatened filings against the Company or any Company Subsidiary of an action relating to the Company or any Company Subsidiary under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(n) To the knowledge of the Company, neither the Company nor any Company Subsidiary is under investigation by any Government Authority for a violation of the Health Insurance Portability and Accountability Act of 1995, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), or the regulations contained in 45 C.F.R. Parts 160 and 164, including receiving any notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations, or any comparable state or local laws. Neither the Company nor any Company Subsidiaries are “covered entities” as that term is defined in HIPAA. The Company and the Company Subsidiaries have been in compliance in all material respects with federal and state data breach laws.

3.20 Environmental Matters.

(a) No Hazardous Materials are present, as a result of the actions of the Company or any of the Company Subsidiaries or, to the knowledge of the Company, as a result of any actions of any other Person, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of the Company Subsidiaries has at any time owned, operated, occupied or leased, in each case as would result in a material violation of any Environmental Laws.

(b) Neither the Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed any Person to Hazardous Materials in material violation of any Environmental Law, nor has the Company or any of the Company Subsidiaries disposed of, transported, sold, used, released, exposed any Person to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in material violation of any Environmental Laws.

(c) No material Action is pending or, to the knowledge of the Company, threatened, concerning any Company Permit, Hazardous Material or Hazardous Materials Activity of the Company or any of the Company Subsidiaries. Since January 1, 2008, the Company and the Company Subsidiaries have not received written notice that the Company or any of the Company Subsidiaries are responsible, or potentially responsible, for the investigation, remediation, cleanup or similar action at any property presently or formerly used by the Company or any of the Company Subsidiaries for recycling, disposal or handling of Hazardous Materials.

3.21 Registration Statement; Joint Proxy Statement. The information regarding the Company and the Company Subsidiaries supplied by the Company for inclusion in the Registration Statement (and any amendment or supplement thereto), at the time the Registration Statement (and any amendment or supplement thereto) is filed, at the time the Registration Statement (and any amendment or supplement thereto) is declared effective by the SEC and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information regarding the Company and the Company Subsidiaries supplied by the Company for inclusion in the joint proxy statement to be sent to (a) Parent’s stockholders in connection with the solicitation of proxies in favor of (i) the approval of the Parent Charter Amendment and (ii) the approval of the issuance of shares of Parent Common Stock pursuant to this Agreement (and any amendment or supplement thereto) and (b) the Company’s stockholders in connection with the solicitation of proxies in favor of the adoption of this Agreement and the approval of the transactions contemplated by this Agreement, including the Merger (the “Joint Proxy Statement”), in each case, at the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed to Parent and Company stockholders and at the time of the Parent Special Meeting and the Company Special Meeting (or any adjournment or postponement thereof), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.21 will not apply to statements or omissions included in the Joint Proxy Statement (and, in each case, any amendment or supplement thereto) based upon information regarding Parent or any Parent Subsidiary supplied to the Company in writing by Parent for use therein. The Joint Proxy Statement (and, in each case, any amendment or supplement thereto) will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and, subject to Section 5.3(d), the Joint Proxy Statement will include the Company Board Recommendation.

3.22 Finders or Brokers. Neither the Company nor any of the Company Subsidiaries has employed or retained any investment banker, broker, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement, including the Merger.

3.23 Takeover Statutes. The Company has taken all action necessary to exempt or exclude this Agreement and the transactions contemplated hereby, including the Merger, from: (i) the restrictions on business combinations set forth in Section 203 of the DGCL; and (ii) any other similar antitakeover law, statute or regulation (each, a “Takeover Statute”). Accordingly, no Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Merger, with respect to the Company. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date as follows, in each case subject to the exceptions set forth in the disclosure schedule delivered to the Company and dated as of the date hereof (the “Parent Disclosure Schedule”) and to any disclosures set forth in the Parent SEC Documents (without giving effect to any amendment to any such Parent SEC Document filed on or after the date of this Agreement and excluding any disclosures that contain general, cautionary, predictive or forward-looking statements):

4.1 Organization, Etc.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each of the Subsidiaries of Parent, all of which are listed on Schedule 4.1(b) of the Parent Disclosure Schedule (the “Parent Subsidiaries”), was duly organized or formed, is validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization or formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and the Parent Subsidiaries is duly qualified to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each foreign jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Parent Material Adverse Effect.

(b) Neither Parent nor any of the Parent Subsidiaries is in violation of any provision of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other charter documents (in each case, as applicable). Schedule 4.1(b) of the Parent Disclosure Schedule sets forth: (i) the full name of each Parent Subsidiary and any other entity in which Parent has an equity interest, together with details regarding its capitalization and the ownership interest of Parent (and each other Person, if applicable) therein; (ii) the jurisdiction in which each such Parent Subsidiary or other entity is organized; (iii) each foreign jurisdiction in which Parent and each of the Parent Subsidiaries is qualified to do business; and (iv) the names of the current directors and officers of Parent and each Parent Subsidiary (or their equivalents in the case of any Parent Subsidiary that is not a corporation). Parent has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement and any other charter documents (in each case, as applicable) of Parent and each Parent Subsidiary, in each case as currently in effect.

4.2 Authority Relative to This Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to: (i) execute and deliver this Agreement; and (ii) assuming the approval of the Parent Charter Amendment and the issuance of shares of Parent Common Stock pursuant to this Agreement by the holders of a majority of the outstanding shares of Parent Common Stock present and entitled to vote thereon at the Parent Special Meeting (or at any adjournment or postponement thereof) (the “Parent Stockholder Approval”) and the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by Parent as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the boards of directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub (other than obtaining the Parent Stockholder Approval and the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by Parent as the sole stockholder of Merger Sub, and filing the Certificate of Merger with the Delaware Secretary) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing, regardless of whether enforcement is sought in equity or at law.

4.3 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any Government Authority is necessary on the part of the Parent or any Parent Subsidiary in connection with the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, except: (i) for the filing of the Certificate of Merger as required by the DGCL; (ii) as is required for purposes of complying with the HSR Act; and (iii) where the failure to make such filing or notification or to obtain such permit, authorization, consent or approval would not reasonably be expected to result in a Parent Material Adverse Effect. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation of the transactions contemplated hereby, including the Merger, by Parent and Merger Sub, nor compliance by Parent and Merger Sub with all of the provisions hereof will, subject to obtaining the Parent Stockholder Approval in accordance with Applicable Law (and subject to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by Parent as the sole stockholder of Merger Sub): (x) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other charter documents (in each case, as applicable) of Parent or any Parent Subsidiary; (y) violate any Applicable Law; or (z) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, result in any material change in or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under any of the terms, conditions or provisions of any material Parent Contract. Schedule 4.3 of the Parent Disclosure Schedule lists all consents, notices, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby, including the Merger, under any material Parent Contracts.

4.4 Board Approval. The board of directors of Parent has: (a) approved an amendment to the certificate of incorporation of Parent (the “Parent Charter Amendment”) to effect, without any further action on the part of Parent or any stockholder of Parent, (i) a reverse stock split of Parent Common Stock whereby each share of Parent Common Stock issued and outstanding immediately prior to the filing of such amendment to the certificate of incorporation of Parent shall be converted into and become a fractional number of fully paid and nonassessable shares of Parent Common Stock, with such fractional number to be determined by the Company, but in any event will be between the range of 1:2 to 1:8 (the “Reverse Stock Split”), (ii) an increase to the number of authorized shares of Parent Common Stock to a number to be determined by the Company, and (iii) a change of the name of Parent to “Synageva BioPharma Corp.” or any other name designated by the Company; (b) approved the change of Parent’s trading symbol to a symbol chosen by the Company; (c) approved and adopted, and declared the advisability of, this Agreement and the transactions contemplated hereby, including the Merger; (d) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Parent and Parent’s stockholders; and (e) subject to Section 5.4(d), resolved to make and maintain the Parent Board Recommendation. The board of directors of Merger Sub has: (A) approved and adopted, and declared the advisability of, this Agreement and the transactions contemplated hereby, including the Merger; and (B) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and Parent as the sole stockholder of Merger Sub.

4.5 Capitalization.

(a) The authorized capital stock of Parent consists of 60,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the date hereof, there were: (i) 22,399,649 shares of Parent Common Stock outstanding; (ii) Parent Stock Options to purchase an aggregate of 2,038,562 shares of Parent Common Stock outstanding; (iii) no shares of Parent Preferred Stock outstanding; and (iv) no treasury shares. As of the date hereof, other than 688,073 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 2007 Stock Incentive Plan (as amended from time to time prior to the date hereof, the “2007 SIP”) and 23,000 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 2007 Employee Stock Purchase Plan (as amended from time to time prior to the date hereof, and together with the 2007 SIP, the “Parent Stock Plans”), Parent has no shares of Parent Common Stock reserved for issuance.

(b) All outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to, and were not issued in violation of, any preemptive rights, purchase option, call option, right of first refusal, subscription right or any similar right under any provision of Applicable Law, Parent’s certificate of incorporation or bylaws or any Parent Contract. No Parent Subsidiary owns any Parent Common Stock.

(c) Schedule 4.5(c) of the Parent Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each outstanding Parent Stock Option, including with respect to each such Parent Stock Option, the holder, date of grant, exercise price, vesting schedule, expiration date, number of shares of Parent Common Stock subject thereto and an indication of the form of award pursuant to which such Parent Stock Option was granted. Except as set forth in Schedule 4.5(c) of the Parent Disclosure Schedule, there are no issued, reserved for issuance or outstanding: (i) equity interests in, other voting securities of or other ownership interests in Parent; (ii) securities of Parent convertible into or exchangeable for equity interests in, other voting securities of or other ownership interests in Parent; (iii) warrants, calls, options or other rights to acquire from Parent, or other obligations of Parent to issue, any equity interests in, other voting securities of or other ownership interests in Parent or securities directly or indirectly convertible into or exercisable or exchangeable for equity interests in, other voting securities of or other ownership interests in Parent; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any equity interests in, other voting securities of or other ownership interests in Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). The issuance of Parent Common Stock as contemplated by this Agreement will not cause any adjustment to the number of shares of Parent Common Stock issuable upon conversion or exercise of any outstanding Parent Stock Options or other convertible Parent Securities.

(d) Accurate and complete copies of each Parent Stock Plan, and of the forms of all agreements and instruments and any amendments thereto relating to or issued under each thereof, have been made available to the Company. There are no agreements to amend, modify or supplement any such agreements, instruments or forms. Each award under a Parent Stock Plan was granted in accordance with the terms of such Parent Stock Plan, and each Parent Stock Option was granted with a per share exercise price no lower than the fair market value of one (1) share of Parent Common Stock as of the grant date, as determined by the board of directors of Parent in good faith.

4.6 Compliance with Laws. Neither Parent nor any Parent Subsidiary has violated or failed to comply with any Applicable Law material to the operation of Parent’s business.

4.7 Parent SEC Documents.

(a) Since January 1, 2008, Parent has filed with the Securities and Exchange Commission (the “SEC”) all required forms, reports, statements, certifications, prospectuses and documents required to be filed by it with the SEC (collectively, and together with any exhibits and schedules thereto and any other information incorporated therein, the “Parent SEC Documents”). Each of the Parent SEC Documents complied as to form, when filed (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), in all material respects with Applicable Law, including the applicable provisions of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and

in each case, any rules and regulations promulgated thereunder, each as in effect on the date so filed (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing). No Parent Subsidiary is required to file any statements, reports, schedules, forms or other documents with the SEC.

(b) Accurate and complete copies of the Parent SEC Documents have been made available (including via EDGAR) to the Company. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing, or, if a registration statement, as amended or supplemented, if applicable, by a filing prior to the date of this Agreement pursuant to the Securities Act, on the date such registration statement or amendment became effective), none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from SEC staff with respect to the Parent SEC Documents. To Parent’s knowledge, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation, other than any review or investigation initiated as a result of the transactions contemplated by this Agreement.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC (and such disclosure controls and procedures are effective) and all such material information is, in all material respects, made known to Parent’s principal executive officer and principal financial officer.

(d) Parent has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP for external purposes and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements, and such system of internal controls over financial report is reasonably effective. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s board of directors: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; and (ii) any material fraud, within the knowledge of Parent, that involves management or other employees who have a significant role in Parent’s internal controls over financing reporting. As of the date hereof, there is no reason to believe that Parent’s independent auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when required. To the knowledge of Parent, neither Parent nor any of the Parent Subsidiaries nor Parent’s independent auditors have identified or been made aware of: (x) any significant deficiency or material weakness in the design or operation of Parent’s internal controls; (y) any illegal act or fraud, whether or not material, that involves Parent’s management or other employees; or (z) any reasonably credible claim or allegation regarding any of the foregoing.

(e) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Parent SEC Documents, and the statements contained in such certifications were complete, correct and accurate on the date such certifications were made. For purposes of this section, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) Parent is, and has at all times since January 1, 2008 been, in compliance in all material respects with the applicable listing requirements of the Exchange, and has not since January 1, 2008 received any notice asserting any non-compliance with the listing requirements of the Exchange.

4.8 Parent Financial Statements. The consolidated financial statements for Parent and the Parent Subsidiaries as of and for the year ended December 31, 2010 and the quarter ended March 31, 2011, in each case provided to the Company prior to the date hereof, are herein referred to as the “Parent Financial Statements” and the balance sheet of Parent as of March 31, 2011 is herein referred to as the “Parent Balance Sheet”. Each of the Parent Financial Statements (including, in each case, any related notes thereto): (i) was prepared in accordance with GAAP as in effect on the date of such Parent Financial Statements (or such other date as may be reflected in such Parent Financial Statements), in each case applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of any unaudited portion of the Parent Financial Statements, except as such unaudited portion of the Parent Financial Statements may omit footnotes and may be subject to potential year-end adjustments that are not expected, either individually or in the aggregate, to be material); and (ii) fairly presented, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, consistent with the books and records of Parent and the Parent Subsidiaries (except as may be indicated in the notes thereto or, in the case of any unaudited portion of the Parent Financial Statements, except as such unaudited portion of the Parent Financial Statements may omit footnotes and may be subject to potential year-end adjustments that are not expected, either individually or in the aggregate, to be material). No financial statements of any Person other than Parent and the Parent Subsidiaries actually included in the Parent Financial Statements are required by GAAP to be included in the Parent Financial Statements. Except as required by GAAP, Parent has not, between the last day of its most recently ended fiscal year and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on such last day of its most recently ended fiscal year. Parent has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year that is currently outstanding or that resulted (or would reasonably be expected to result) in an adjustment to, or any restatement of, the Parent Financial Statements. No current or former independent auditor for Parent has resigned or been dismissed from such capacity as a result of or in connection with any disagreement with Parent on a matter of accounting practices.

4.9 Title to Property. Parent and the Parent Subsidiaries have good title to all of their respective material tangible properties, interests in tangible properties and tangible assets, both real and personal, reflected in the Parent Balance Sheet, and have valid leasehold interests in all material leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character other than Permitted Liens. Schedule 4.9 of the Parent Disclosure Schedule identifies each parcel of real property owned or leased by Parent or any of the Parent Subsidiaries.

4.10 Absence of Undisclosed Liabilities. Neither Parent, nor any of the Parent Subsidiaries or the entities listed on Schedule 4.1(b) of the Parent Disclosure Schedule has any liabilities of a nature required by GAAP to be reflected in a consolidated balance sheet or the notes thereto, other than: (i) liabilities identified as such in the “liabilities” column of the Parent Balance Sheet; (ii) liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice that, individually or in the aggregate, do not exceed $100,000; (iii) liabilities for performance of obligations under Parent Contracts; and (iv) liabilities and obligations under this Agreement and investment banking, accounting, legal and other fees incurred by Parent in connection with the negotiation, execution and delivery of this Agreement.

4.11 Absence of Changes or Events. Except as contemplated by this Agreement, since March 31, 2011: (i) there has been no Parent Material Adverse Effect; and (ii) there has not been any action or omission by Parent or any of the Parent Subsidiaries that, if taken during the Interim Period without the Company’s consent, would constitute a breach of Section 5.2.

4.12 Capital Stock of Subsidiaries. Parent is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Parent Subsidiaries and the entities listed on Schedule 4.1(b) of the Parent Disclosure Schedule. All of such shares or other equity interests have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by Parent free and clear of any claim, lien or encumbrance of any kind with respect thereto, in each case other than Permitted Liens or as otherwise described on Schedule 4.12 of the Parent Disclosure Schedule. There are no proxies or voting agreements with respect to such shares or other equity interests, and there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments obligating Parent or any of the Parent Subsidiaries to issue, transfer, sell, repurchase or redeem any shares of capital stock or other equity securities of any Parent Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares (collectively, the “Parent Subsidiary Securities”). Except as set forth on Schedule 4.1(b) of the Parent Disclosure Schedule, Parent does not directly or indirectly own any interest in any Person.

4.13 Litigation.

(a) Except as disclosed on Schedule 4.13(a) of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent, any of the Parent Subsidiaries or any of their respective officers, directors and managers (in their capacities as such), or involving any of their respective assets, before any Government Authority, arbitrator or mediator. There is no Action pending or, to the knowledge of Parent, threatened which in any manner challenges, seeks to or is reasonably likely to prevent, enjoin, alter or delay the consummation of any of the transactions contemplated by this Agreement, including the Merger, or otherwise prevent or delay Parent or Merger Sub from performing its obligations hereunder.

(b) There is no outstanding Order to which Parent, any Parent Subsidiary or any of their respective assets is or was a party or by which Parent, any Parent Subsidiary or any of their respective assets is bound, the terms of which have not been satisfied by Parent or such Parent Subsidiary.

4.14 Insurance. Schedule 4.14 of the Parent Disclosure Schedule lists: (i) all insurance policies (including all workers’ compensation insurance policies) covering the business, properties or assets of Parent and the Parent Subsidiaries or any Parent Employee Benefit Plan or its fiduciaries; (ii) the premiums and coverages of such policies; and (iii) all claims in excess of $100,000 made against any such policies since January 1, 2008. All such policies are in effect, and accurate and complete copies of all such policies have been made available to the Company. Parent has not received written notice of the cancellation or threat of cancellation of any of such policies.

4.15 Contracts and Commitments.

(a) Except as set forth on Schedule 4.15(a) of the Parent Disclosure Schedule, none of Parent, the Parent Subsidiaries nor any of the entities listed on Schedule 4.1(b) of the Parent Disclosure Schedule is a party to or bound by any of the following:

(i) any Contract that provides for post-employment or post-consulting liabilities or obligations, including severance pay;

(ii) any Contract under which payments or obligations will be increased, accelerated or vested by the occurrence (whether alone or in conjunction with any other event) of any of the transactions contemplated by this Agreement, including the Merger, or under which the value of the payments or obligations will be calculated on the basis of any of the transactions contemplated by this Agreement, including the Merger, whether pursuant to a change in control or otherwise;

(iii) any Contract currently in force relating to the disposition or acquisition of assets where the fair market value of such assets exceeds $100,000, in each case other than inventory sold in the ordinary course of business;

(iv) any Contract relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise or Person, excluding wholly-owned Parent Subsidiaries;

(v) any Contract for the purchase of materials, supplies, equipment or services, under which the aggregate payments made to one party or group of related parties during the past twelve (12) months exceeded, or for the following twelve (12) months is expected to exceed, $100,000;

(vi) any Contract relating to the guarantee (whether absolute or contingent) by Parent or any of the Parent Subsidiaries of (A) the performance of any other Person (other than Parent or a wholly-owned Parent Subsidiary) or (B) the whole or any part of the indebtedness or liabilities of any other Person (other than Parent or a wholly-owned Parent Subsidiary);

(vii) any Contract relating to the indemnification by Parent of its officers, directors, managers or agents;

(viii) any material Contract of indemnification or guaranty;

(ix) any power of attorney authorizing the incurrence of an obligation on the part of Parent or the Parent Subsidiaries;

(x) any Contract which limits or restricts (A) where Parent or any of the Parent Subsidiaries may conduct business, (B) the type or lines of business (current or future) in which Parent or any of the Parent Subsidiaries may engage or (C) any acquisition of assets or stock (tangible or intangible) by Parent or any of the Parent Subsidiaries;

(xi) any Contract under which the aggregate payments or receipts for the past twelve (12) months exceeded, or for the following twelve (12) months is expected to exceed, $100,000;

(xii) any Contract for the borrowing or lending of money, or the availability of credit (except credit extended by Parent or any of the Parent Subsidiaries to customers in the ordinary course of business and consistent with past practice);

(xiii) any Contract relating to any hedging, option (other than options granted to service providers in connection with the performance of services), derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency;

(xiv) any collective bargaining agreements;

(xv) any Contract relating to the employment of individuals who serve as officers of Parent; or

(xvi) any Contract that would otherwise be required to be filed as an exhibit to a periodic report under the Exchange Act, as provided by Item 601 of Regulation S-K promulgated under the Exchange Act.

Each Contract of the type described in this Section 4.15(a) and in existence as of the date hereof is referred to herein as a “Parent Contract”.

(b) An accurate and complete copy of each Parent Contract (including all amendments thereto) has been made available to the Company.

(c) Neither Parent nor any of the Parent Subsidiaries, nor, to the knowledge of Parent, any other party to a Parent Contract, is in material breach, violation or default under, or has received written notice that it has breached, violated or defaulted under (nor, to the knowledge of Parent, does there exist any condition under which, with the passage of time or the giving of notice or both, would reasonably be expected to cause such a breach, violation or default under), any Parent Contract material to the operation of Parent’s business.

(d) Each Parent Contract is a valid, binding and enforceable obligation of Parent and any applicable Parent Subsidiary and, to the knowledge of Parent, of the other party or parties thereto, in accordance with its terms and is in full force and effect, in each case except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

4.16 Labor Matters; Employment and Labor Contracts.

(a) Except as disclosed on Schedule 4.16(a) of the Parent Disclosure Schedule, neither Parent nor any of the Parent Subsidiaries is party to any union Contract or other collective bargaining agreement, nor, to the knowledge of Parent, are there any activities or proceedings of any labor union to organize any employees of Parent or any Parent Subsidiary.

(b) There is no labor strike, slowdown or stoppage pending or, to the knowledge of Parent, threatened against Parent or any of Parent Subsidiaries. No petition for certification has been filed and is pending or, to the knowledge of Parent, threatened to be filed before the National Labor Relations Board with respect to any employees of Parent or any of the Parent Subsidiaries. There are no material Actions pending or, to the knowledge of Parent, threatened between Parent or any of the Parent Subsidiaries and any of their respective employees. Except as disclosed on Schedule 4.16(b) of the Parent Disclosure Schedule, the employment of each of the employees of Parent and each Parent Subsidiary is “at will” and neither Parent nor any Parent Subsidiary has any contractual obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. Neither Parent nor any Parent Subsidiary is currently a party, or has since January 1, 2008 been a party, to any Contract whereby it leases employees or other service providers from another Person.

(c) No current or former employee of Parent or any Parent Subsidiary is, or since January 1, 2008 has been, employed by Parent or any Parent Subsidiary outside of the United States.

4.17 Intellectual Property Rights.

(a) Schedule 4.17(a) of the Parent Disclosure Schedule accurately identifies and describes each proprietary product or service currently developed, manufactured, marketed or sold by or on behalf of Parent or any of the Parent Subsidiaries, including products or services currently designated as development candidates with a unique internal name by Parent or any of the Parent Subsidiaries.

(b) Schedule 4.17(b) of the Parent Disclosure Schedule accurately identifies: (i) each item of Registered IP in which Parent or any of the Parent Subsidiaries has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each Parent IP that is a granted patent that in any way covers any product or service identified in Schedule 4.17(a) of the Parent Disclosure Schedule. Parent has provided to the Company reasonable access to accurate and complete copies of all applications and correspondence to and from the Government Authority related to each such item of Registered IP. For the avoidance of doubt, for published applications and patents, Parent furnishing to the Company the relevant application, serial or patent number of the Registered IP shall be considered reasonable access.

(c) Schedule 4.17(c) of the Parent Disclosure Schedule accurately identifies: (i) all Intellectual Property Rights or Intellectual Property licensed to Parent or any of the Parent Subsidiaries (other than any non-customized software that (x) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (y) is not incorporated into, or used directly in the development, manufacturing or distribution of, any of Parent’s or the Parent Subsidiaries’ products or services and (z) is generally available on standard terms for less than $25,000); (ii) the corresponding

Contract(s) pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to Parent or the Parent Subsidiaries; and (iii) whether the license or licenses granted to Parent or the Parent Subsidiaries are exclusive or non-exclusive.

(d) Schedule 4.17(d) of the Parent Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted by Parent or any of the Parent Subsidiaries any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP. Except as set forth on Schedule 4.17(d) of the Parent Disclosure Schedule, neither Parent nor any of the Parent Subsidiaries are bound by, and no Parent IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of the Parent Subsidiaries to use, exploit, assert or enforce any Parent IP anywhere in the world, except field and geographical restrictions in applicable licenses to Parent IP granted to Parent.

(e) Parent has provided to the Company an accurate and complete copy of each standard form of Parent IP Contract used by Parent or any of the Parent Subsidiaries at any time since January 1, 2008, including each standard form of: (i) employee agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (ii) consulting or independent contractor agreement containing any intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (iii) confidentiality or nondisclosure agreement. Schedule 4.17(e) of the Parent Disclosure Schedule accurately identifies each Parent IP Contract that deviates in any material respect from the corresponding standard form agreement provided to the Company.

(f) Parent and the Parent Subsidiaries exclusively own all right, title and interest to and in Parent IP (other than Intellectual Property Rights exclusively licensed to Parent or the Parent Subsidiaries as identified in Schedule 4.17(c) of the Parent Disclosure Schedule or otherwise as identified in Schedule 4.17(b)) free and clear of any encumbrances (other than non-exclusive licenses granted pursuant to the Contracts listed in Schedule 4.17(d) of the Parent Disclosure Schedule and the Permitted Liens listed in Schedule 4.17(d) of the Parent Disclosure Schedule). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to perfect the rights of Parent and the Parent Subsidiaries in Parent IP have been validly executed, delivered and, if related to Registered IP, filed in a timely manner with the appropriate Government Authority, where required.

(ii) Except for Registered IP identified on Schedule 4.17(b) of the Parent Disclosure Schedule, no funding, facilities or personnel of any Government Authority were used, directly or indirectly, to develop or create, in whole or in part, any of Parent IP.

(iii) Since January 1, 2008, neither Parent nor any of the Parent Subsidiaries have assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(iv) To Parent’s knowledge, Parent and the Parent Subsidiaries own or otherwise have, and as of immediately following the Effective Time the Surviving Corporation will continue to have, the Intellectual Property Rights needed to conduct their respective businesses as currently conducted and commercialize the products and services that are currently being developed.

(g) To Parent’s knowledge, all Parent IP that is Registered IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing, to Parent’s knowledge:

(i) Each U.S. patent application and U.S. patent in which Parent or any of the Parent Subsidiaries has an ownership interest or exclusive license and the right to prosecute was filed within one (1) year of a printed publication, public use or offer for sale of each invention described in the U.S. patent application or U.S. patent. Each foreign patent application and foreign patent in which Parent or any of the Parent Subsidiaries has an ownership interest or exclusive license and the right to prosecute was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being made available to the public.

(ii) Except as set forth on Schedule 4.17(g)(ii) of the Parent Disclosure Schedule, no trademark or trade name owned, used or applied for by Parent or any of the Parent Subsidiaries conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any trademark owned, used or applied for by or on behalf of Parent or any of the Parent Subsidiaries.

(iii) Each item of Parent IP that is Registered IP is in compliance with all legal requirements, other than any legal requirement that can be met with reasonable effort with respect to such Registered IP so as to avoid revocation, cancellation, or lapse or otherwise adversely affect its enforceability, use, or priority, and all filings, payments and other actions required to be made or taken to maintain such item of Registered IP in full force and effect have been made by the applicable deadline. Except as set forth on Schedule 4.17(g)(iii)(a) of the Parent Disclosure Schedule, no application for a patent, copyright or trademark registration or any other type of Registered IP owned or exclusively licensed to and filed by or on behalf of Parent or any of the Parent Subsidiaries at any time since January 1, 2008 has been abandoned or allowed to lapse. Schedule 4.17(g)(iii)(b) of the Parent Disclosure Schedule accurately identifies and describes each action, filing and payment that has arisen as of the date hereof and that must be taken or made on or before the date that is one hundred eighty (180) days after the date hereof in order to maintain an item of Parent IP that is Registered IP in full force and effect.

(iv) All assignments to Parent of inventorship, authorship or ownership rights relating to Parent IP that is Registered IP are valid and enforceable. Each of the Patents identified on Schedule 4.17(b) of the Parent Disclosure Schedule as being owned by Parent properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent is issued or such Patent is pending. Each of the Patents identified on Schedule 4.17(c) of the Parent Disclosure Schedule as being exclusively licensed to Parent properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent is issued or such Patent is pending.

(v) Except as set forth on Schedule 4.17(g)(v) of the Parent Disclosure Schedule, no interference, opposition, reissue, reexamination or other Action is, or since January 1, 2008 has been, pending or, to Parent’s knowledge, threatened, in which the scope, validity or enforceability of any Parent IP that is Registered IP is being or has been or is expected by Parent to be contested or challenged. To Parent’s knowledge, there is no basis for a claim that any Parent IP that is Registered IP is invalid or unenforceable.

(h) Each Person who is or was an employee or contractor of Parent or any of the Parent Subsidiaries and who is or was involved in the creation or development of any Parent IP has signed an agreement containing an assignment of Intellectual Property Rights to Parent or one of the Parent Subsidiaries. No current or former stockholder, officer, director, employee, consultant or contractor of Parent or any of the Parent Subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any Parent IP. To Parent’s knowledge, no employee of Parent or any of the Parent Subsidiaries is: (x) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or the Parent Subsidiaries; or (y) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations. Since January 1, 2008, neither Parent nor any of the Parent Subsidiaries have assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right to any other Person.

(i) Parent and the Parent Subsidiaries have taken all reasonable steps for a company of its size and resources to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information that Parent or any of the Parent Subsidiaries holds, or purports to hold, as a trade secret.

(j) Neither Parent nor any of the Parent Subsidiaries are, and neither Parent nor any of the Parent Subsidiaries ever were, a contributor to any industry standards body or similar organization that could require or obligate Parent or any of the Parent Subsidiaries to grant or offer to any other Person any license or right to any Parent IP.

(k) To Parent’s knowledge, since January 1, 2008 no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Parent IP. Schedule 4.17(k) of the Parent Disclosure Schedule accurately identifies (and Parent has provided to the Company an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since January 1, 2008 by or to Parent or any of the Parent Subsidiaries or any of their respective Representatives regarding any actual, alleged or suspected infringement or misappropriation of any Parent IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(l) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby, including the Merger, will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Parent IP; (ii) a breach of any license agreement listed or required to be listed in Schedule 4.17(c) of the Parent Disclosure Schedule; (iii) the release, disclosure or delivery of any Parent IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of Parent IP.

(m) To Parent’s knowledge, neither Parent nor any of the Parent Subsidiaries have infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person, including but not limited to, by the making, using, or selling of any proprietary products or services set forth in Schedule 4.17(a) of the Parent Disclosure Schedule. Without limiting the generality of the foregoing, except as set forth on Schedule 4.17(m) of the Parent Disclosure Schedule, (i) no infringement, misappropriation or similar claim or Action is pending or, to Parent’s knowledge, threatened against Parent or any of the Parent Subsidiaries or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by Parent or any of the Parent Subsidiaries with respect to such claim or Action and (ii) neither Parent nor any of the Parent Subsidiaries have ever received any written notice or other written communication (whether in electronic form or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person.

(n) Except as disclosed on Schedule 4.17(n) of the Parent Disclosure Schedule or pursuant to licenses for off-the-shelf software, Parent is not a party to any Contract requiring any future payment of royalties by Parent or any of the Parent Subsidiaries for the use of any Intellectual Property Rights or Intellectual Property.

(o) To Parent’s knowledge, neither Parent nor any of the Parent Subsidiaries are bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim. Neither Parent nor any of the Parent Subsidiaries have ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property Right.

(p) No claim or Action involving any Intellectual Property or Intellectual Property Right owned by or exclusively licensed to Parent or any of the Parent Subsidiaries is pending or, to Parent’s knowledge, has been threatened, except for any such claim or Action that, if adversely determined, would not adversely affect: (i) the use or exploitation of such Intellectual Property or Intellectual Property Right by Parent or any of the Parent Subsidiaries; or (ii) the manufacturing, distribution or sale of any product or service being developed, offered, manufactured, distributed or sold by or on behalf of Parent or any of the Parent Subsidiaries.

4.18 Taxes.

(a) Parent and each of the Parent Subsidiaries have filed all material Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. Parent and each of the Parent Subsidiaries have paid (or Parent has paid on behalf of each of the Parent Subsidiaries) all Taxes due and payable as shown on such Tax Returns. No unresolved deficiencies for any Taxes have been proposed, asserted or assessed, in each case, in writing, against Parent or any of the Parent Subsidiaries, other than deficiencies that are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(b) Since June 30, 2004, neither Parent nor any of the Parent Subsidiaries: (i) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax other than as the result of extending the due date of a Tax Return; (ii) has granted to any Person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Closing; (iii) has received a written inquiry from any Taxing authority regarding the filing of Tax Returns in a jurisdiction where it is not presently filing Tax Returns; or (iv) has availed itself of any Tax amnesty or similar relief in any Taxing jurisdiction. There are no current audits of federal, state, local or foreign Tax Returns of Parent or of any of the Parent Subsidiaries by any Taxing authority.

(c) Neither Parent nor any of the Parent Subsidiaries has assumed any material liability for the Taxes of another Person under any Contract which liability remains unpaid. Neither Parent nor any of the Parent Subsidiaries is bound by any Tax sharing agreement or similar arrangements (including any Tax indemnity arrangements) the principal subject of which is Taxes.

(d) There is no lien for Taxes on any of the assets of Parent or any of the Parent Subsidiaries, except for Permitted Liens.

(e) Neither Parent nor any of the Parent Subsidiaries is party to any contract or arrangement that could, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, result, separately or in the aggregate, in the payment of any “excess parachute payment” to a “disqualified individual” for purposes of Section 280G or Section 4999 of the Code and the regulations thereunder (and any comparable provisions of state, local or foreign Tax law).

(f) Parent and each of the Parent Subsidiaries have properly withheld on all material amounts paid to employees and have paid over such amounts to the appropriate Taxing authorities.

(g) Neither Parent nor any Parent Subsidiary is or has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (or a group of corporations filing a consolidated, combined or unitary income Tax Return under comparable provisions of state, local or foreign Tax law) other than a group the common parent of which is or was Parent.

(h) Neither Parent nor Merger Sub has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code, including, without limitation, any action or transaction that would cause the Merger to fail to satisfy the continuity of business enterprise or continuity of interest requirements set forth in Treasury Regulations Section 1.368-1(d) and 1.368-1(e), respectively.

(i) Notwithstanding any provision of this Agreement to the contrary, (i) the foregoing provisions of this Section 4.18 constitute the sole and exclusive representations and warranties by the Parent regarding Taxes, Tax Returns and other matters relating to Taxes.

4.19 Employee Benefit Plans; ERISA.

(a) Schedule 4.19(a) of the Parent Disclosure Schedule lists all: (i) Pension Plans; (ii) Welfare Plans whether or not subject to ERISA; (iii) stock bonus, stock option, restricted stock, phantom stock, stock appreciation right, stock purchase or other equity compensation plans; bonus, profit-sharing, change-in-control or other incentive plans; deferred compensation arrangements; severance plans; holiday or vacation plans; sabbatical programs; relocation arrangements; or any other material fringe benefit programs; and (iv) other material employee benefit or compensation plans, programs, policies or arrangements excluding any that are Parent Contracts, in each case covering employees and directors of Parent or any Parent Subsidiary that either are maintained or contributed to by Parent or any of the Parent Subsidiaries or to which Parent or any of the Parent Subsidiaries is obligated to make payments or otherwise has or may have any liability (collectively, the “Parent Employee Benefit Plans”).

(b) With respect to each Parent Employee Benefit Plan, Parent and each of the Parent Subsidiaries are in compliance with and have performed all obligations required under, in each case, in all material respects, the applicable provisions of ERISA, the Code and other Applicable Laws, and the terms of such Parent Employee Benefit Plan and each Parent Employee Benefit Plan has been administered in compliance with its terms and Applicable Laws, including ERISA and the Code.

(c) All material contributions to, and material payments from the Parent Employee Benefit Plans that are required to have been made in accordance with the Parent Employee Benefit Plans have been timely made, and timely deposits of employee contributions have been made.

(d) With respect to each Parent Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, each such Parent Employee Benefit Plan and the trusts, if any, maintained thereunder, are the subjects of a favorable determination or opinion letter from the IRS with respect to its qualification or Tax exemption, as the case may be, and no event has occurred and no condition exists with respect to the form or operation of such Parent Employee Benefit Plan that would cause the loss of such qualification or the imposition of any material liability, penalty or Tax under ERISA or the Code. No Parent Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has permitted investment in Parent Securities.

(e) There are no: (i) Actions pending or, to the knowledge of Parent, threatened by any Government Authority involving the Parent Employee Benefit Plans; nor (ii) Actions pending or, to the knowledge of Parent, threatened claims (other than routine claims for benefits) against any Parent Employee Benefit Plans, against the assets of any of the trusts under any Parent Employee Benefit Plans or against any fiduciary of any Parent Employee Benefit Plans or against Parent or any Parent Subsidiary with respect to such Parent Employee Benefit Plans or asserting any rights or claims to benefits under any Parent Employee Benefit Plan or against the assets of any trust under such Parent Employee Benefit Plan. To the knowledge of Parent, there are no facts which would form the basis for any Action contemplated by this Section 4.19(e).

(f) For the past six (6) years from the date hereof, none of Parent, any of the Parent Subsidiaries nor any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans maintained by Parent or any of the Parent Subsidiaries, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) except as would not create a material liability for Parent, other than one which qualifies for an applicable statutory exemption.

(g) None of Parent, any of the Parent Subsidiaries nor any of the Parent ERISA Affiliates sponsors, maintains, administers or contributes to, nor have they, in the past six (6) years from the date hereof, sponsored, maintained, administered or contributed to, or had any liability with respect to, any Pension Plan subject to Title IV of ERISA, Sections 412, 430 or 4971 of the Code or Section 302 of ERISA. No Parent Employee Benefit Plan is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(h) With respect to each of the Parent Employee Benefit Plans, accurate and complete copies of the following documents have been made available to the Company: (i) the plan document and any related trust agreement, including amendments thereto; (ii) any current summary plan descriptions and other material communications to participants relating to the plan; (iii) each plan trust, insurance, annuity or other funding contract or service provider agreement related thereto; (iv) the most recent plan financial statements and actuarial or other valuation reports prepared with respect thereto, if any; (v) the most recent IRS determination or opinion letter, if any; (vi) copies of the most recent plan year nondiscrimination and coverage testing results for each plan subject to such testing requirements; and (vii) the most recent annual reports (Form 5500) and all schedules attached thereto for each Parent Employee Benefit Plan that is subject to ERISA and Code reporting requirements.

(i) None of the Welfare Plans maintained by Parent or any of the Parent Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, and then only at the expense of the participant or the participant’s beneficiary.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the Merger, will, either alone or in combination with a termination of employment: (i) entitle any current or former employee, officer, director or other service provider of Parent or any of the Parent Subsidiaries to severance pay, a change of control payment or any other payment by the Company, any of the Company Subsidiaries or Parent and any of the Parent Subsidiaries; or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider, in either case pursuant to a Parent Employee Benefit Plan.

(k) Parent and each Parent Subsidiary is in compliance in all material respects with the WARN Act. In the past two (2) years: (i) neither Parent nor any Parent Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of the Parent Subsidiaries; and (iii) neither Parent nor any Parent Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither Parent nor any Parent Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof or any similar event that when aggregated with enough such other events would trigger the advance notice requirements of the WARN Act.

4.20 Regulatory Matters.

(a) Parent and the Parent Subsidiaries hold all material licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances, and have submitted all material notices to, all Government Authorities, including all authorizations under the FDCA, the PHSA and the regulations of the FDA promulgated thereunder, and any other Government Authority that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of Parent’s current or under-development products (any such Government Authority, a “Parent Regulatory Agency”) required for the lawful operation of the businesses of Parent and the Parent Subsidiaries (the “Parent Permits”). All such Parent Permits are valid and in full force and effect. None of such Parent Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement. Parent and the Parent Subsidiaries are the sole and exclusive owner of the Parent Permits and the associated filings and applications with the FDA, including any biologics license application, new drug application, 510(k) submission, premarket approval, investigational new drug or investigational device exemption application, comparable regulatory application or filing made or held by or issued to Parent and the Parent Subsidiaries (collectively, the “Parent Regulatory Filings”) and hold all right, title and interest in and to all Parent Regulatory Filings free and clear of any encumbrance. Parent and the Parent Subsidiaries have not granted any third party any right or license to use, access or reference any of the Parent Regulatory Filings, including, without limitation, any of the know-how contained in any of the Parent Regulatory Filings or rights (including any regulatory exclusivities) associated with each such Parent Regulatory Filing.

(b) Since January 1, 2008, there has not occurred any breach or violation of, default (with or without notice or lapse of time or both) under or event giving rise to any right of termination, amendment or cancellation of (with or without notice or lapse of time or both), any Parent Permit. Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of all Parent Permits, and no event has occurred and no facts or circumstances exist that, to the knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Parent Permit.

(c) Since January 1, 2008, all material applications, submissions, information and data utilized by Parent or the Parent Subsidiaries as the basis for, or submitted by or, to the knowledge of Parent, on behalf of Parent or the Parent Subsidiaries in connection with, any and all requests for Parent Permits when submitted to the FDA or other Parent Regulatory Agency, were accurate and complete in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such applications, submissions, information and data required under Applicable Law have been submitted to the FDA or other Parent Regulatory Agency.

(d) Since January 1, 2008, neither Parent nor any of the Parent Subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Parent Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or similar policies under Applicable Law. Neither Parent’s nor any of the Parent Subsidiaries’ agents or subcontractors has been convicted of any crime or engaged in any conduct which has resulted or could result in debarment or disqualification by the FDA or any other Government Authority, and there are no proceedings pending or threatened that reasonably might be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other Government Authority.

(e) Neither Parent nor any of the Parent Subsidiaries nor, to the knowledge of Parent, any director, officer, agent, employee or other Person associated with or acting on behalf of Parent or any of the Parent Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any similar Applicable Law; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(f) Since January 1, 2008, there has not been any voluntarily or involuntarily initiated, conducted, or issued recall, market withdrawal, safety alert, warning, “dear doctor” letter, market correction, or investigator notice relating to an alleged material lack of safety or efficacy of any product of Parent or product candidate of Parent.

(g) Parent and its Subsidiaries are in compliance in all material respects with all Applicable Laws and any other letters, notices or guidance issued by the FDA or any Government Authority which regulate the sale of pharmaceutical products or biological, or device products in any jurisdiction. There are no pending or, to the knowledge of Parent, threatened regulatory Actions (other than non-material routine or periodic inspections or reviews) against Parent or its Subsidiaries. Since January 1, 2008 there have been no written notices, reports, warning letters, or untitled letters alleging or asserting noncompliance in any material respect with any Applicable Law relating to Parent or any Parent Subsidiary or the products or product candidates of Parent or any Parent Subsidiary or any subpoenas or investigative demands or other written inquiries that would reasonably be interpreted as raising a compliance concern sent or delivered by any Government Authority with regard to any product or any product candidate of Parent or any Parent Subsidiary.

(h) The manufacture of the products of Parent or any Parent Subsidiary is being conducted in compliance in all material respects with current “good manufacturing practices,” as defined by the FDA.

(i) Parent and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws requiring the maintenance or submission of reports or records under requirements administered by the FDA or any other Government Authority, including Adverse Experiences, Serious Adverse Events, and Serious Injuries. There have been no Serious Adverse Events or Serious Injuries associated with the use (including in clinical trials) of the products or product candidates of Parent or any Parent Subsidiary that have not been reported to the FDA in accordance with Applicable Law.

(j) To the knowledge of Parent, all studies, tests, and preclinical and clinical research being conducted by Parent and Parent Subsidiaries, and to the knowledge of Parent, on behalf of Parent and Parent Subsidiaries, are being, and at all times have been, conducted incompliance in all material respects with all Applicable Laws, including, as applicable, good laboratory practice regulations set forth in 21 C.F.R. Part 58, good clinical practices, as defined or recognized by the FDA, including the ICH Tripartite Guideline for Good Clinical Practice, other applicable provisions of the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, and comparable laws of any other Government Authority. No clinical trial conducted by Parent or any Parent Subsidiary or, to the knowledge of Parent, on behalf of Parent or any Parent Subsidiary has been terminated or suspended prior to completion for safety or non-compliance reasons, and neither the FDA nor any other Government Authority, clinical investigator or institutional review board that has or had jurisdiction over or participated in any such clinical trial has initiated, or, to the knowledge of Parent, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or to disqualify, restrict or debar any clinical investigator or other Person or entity involved in any such clinical trial.

(k) Neither Parent nor any Parent Subsidiary nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of Parent or any Parent Subsidiary is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Government Authority concerning compliance with the laws governing Federal Health Care Programs.

(l) Neither Parent nor any Parent Subsidiary nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of Parent or any Parent Subsidiary, nor, to the knowledge of the Parent, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of Parent or any Parent Subsidiary: (i) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act; (iii) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (iv) to the knowledge of Parent, is the target or subject of any current investigation by a Government Authority relating to any Federal Health Care Program related offense; or (v) is currently charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program.

(m) To the knowledge of Parent, there are no pending or threatened filings against Parent or any Parent Subsidiary of an action relating to Parent or any Parent Subsidiary under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(n) To the knowledge of Parent, neither Parent nor any Parent Subsidiary is under investigation by any Government Authority for a violation of HIPAA or the regulations contained in 45 C.F.R. Parts 160 and 164, including receiving any notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations, or any comparable state or local laws. Neither Parent nor any Parent Subsidiaries are “covered entities” as that term is defined in HIPAA. Parent and the Parent Subsidiaries have been in compliance in all material respects with federal and state data breach laws.

4.21 Environmental Matters.

(a) No Hazardous Materials are present, as a result of the actions of Parent or any of the Parent Subsidiaries or, to the knowledge of Parent, as a result of any actions of any other Person, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of the Parent Subsidiaries has at any time owned, operated, occupied or leased, in each case as would result in a material violation of any Environmental Laws.

(b) Neither Parent nor any of the Parent Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed any Person to Hazardous Materials in material violation of any Environmental Law, nor has Parent or any of the Parent Subsidiaries engaged in any Hazardous Materials Activities in material violation of any Environmental Laws.

(c) No material Action is pending or, to the knowledge of Parent, threatened, concerning any Parent Permit, Hazardous Material or Hazardous Materials Activity of Parent or any of the Parent Subsidiaries. Since January 1, 2008, Parent and the Parent Subsidiaries have not received written notice that Parent or any of the Parent Subsidiaries are responsible, or potentially responsible, for the investigation, remediation, cleanup or similar action at any property presently or formerly used by Parent or any of the Parent Subsidiaries for recycling, disposal or handling of Hazardous Materials.

4.22 Registration Statement; Joint Proxy Statement. The registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock pursuant to this Agreement (the “Registration Statement”) (and any amendment or supplement thereto), at the time the Registration Statement (and any amendment or supplement thereto) is filed, at the time the Registration Statement (and any amendment or supplement thereto) is declared effective by the SEC and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement, at the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed to Parent and Company stockholders and at the time of the Parent Special Meeting and the Company Special Meeting (or any adjournment or postponement thereof), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.22 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement (and, in each case, any amendment or supplement thereto) based upon information regarding the Company or any Company Subsidiary supplied to Parent in writing by the Company for use therein (it being understood that all other information in the Registration Statement and Joint Proxy Statement (and, in each case, any amendment or supplement thereto) will be deemed to have been supplied by Parent). The Registration Statement and Joint Proxy Statement (and, in each case, any amendment or supplement thereto) will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and, subject to Section 5.4(d), the Joint Proxy Statement will include the Parent Board Recommendation.

4.23 Finders or Brokers. Except for MTS Health Partners, L.P., an accurate and complete copy of whose engagement letter has been provided to the Company prior to the date hereof, neither Parent nor any of the Parent Subsidiaries has employed or retained any investment banker, broker, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement, including the Merger.

4.24 Takeover Statutes. Parent has taken all action necessary to exempt or exclude this Agreement and the transactions contemplated hereby, including the Merger, from all applicable Takeover Statutes. Accordingly, no Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Merger, with respect to Parent. Parent does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

4.25 Valid Issuance. The shares of Parent Common Stock to be issued as Merger Consideration pursuant to this Agreement have been duly authorized and will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable and will not be subject to any restriction on resale under the Securities Act, other than restrictions imposed by Rules 144 and 145 under the Securities Act.

ARTICLE V

COVENANTS

5.1 Conduct of Company Business During Interim Period. Except as contemplated or required by this Agreement or as expressly consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time (the “Interim Period”), each of the Company and the Company Subsidiaries will: (i) conduct its operations according to its ordinary course of business and consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, distributors, consultants, customers and others having business relationships with it, except in each case, to the extent that the termination of any such services or relationships is in the ordinary course of business and consistent with past practice; and (iii) not take any action which would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or as set forth on Schedule 5.1 of the Company Disclosure Schedule, during the Interim Period, the Company will not, and will not permit the Company Subsidiaries to, without the prior written consent of Parent, directly or indirectly, do any of the following:

(a) other than in the ordinary course of business, (i) enter into any Contract that would have been a Company Contract were the Company or any of the Company Subsidiaries a party or subject thereto on the date of this Agreement; or (ii) terminate or amend in any material respect any Company Contract or waive any material right thereunder;

(b) adopt any new severance plan or grant any severance or termination payments to any officer or director of the Company or any of the Company Subsidiaries, except payments pursuant to written agreements or policies existing on the date hereof and previously disclosed in writing to Parent;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or other equity security or split, combine or reclassify any capital stock or other equity security or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity security;

(d) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock or other equity security, except pursuant to rights of repurchase of any such shares under any Company Stock Plan;

(e) cause, permit or propose any material amendments to the certificate of incorporation, bylaws, certificate of formation or limited liability company agreement (in each case, as applicable) of the Company or any of the Company Subsidiaries;

(f) other than in the ordinary course of business, sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company and the Company Subsidiaries, taken as a whole;

(g) incur any indebtedness for borrowed money or guarantee any such indebtedness, in each case, other than in the ordinary course of business, or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any Company Subsidiary, as the case may be;

(h) enter into any “keep well” or other contract to maintain any financial statement condition of any Person other than a wholly-owned Company Subsidiary or enter into any arrangement having the economic effect of the foregoing;

(i) adopt or amend any employee benefit or employee equity purchase or employee option plan, except for adoptions and amendments made in the ordinary course of business, or required by Applicable Law or made in contemplation of the consummation of the transactions pursuant to this Agreement as set forth on Schedule 5.1(i) of the Company Disclosure Schedule, enter into any employment Contract other than a Contract for at-will employment or to replace a departing executive employee, pay any special bonus or special remuneration to any director or employee of the Company or any Company Subsidiary, except in the ordinary course of business consistent with past practice, or increase the salaries or wage rates of the officers or employees of the Company or any Company Subsidiary, except increases in the salaries or wage rates of non-officer employees in the ordinary course of business or except as required by the terms of a Company Contract as in existence on the date hereof;

(j) pay, discharge, settle, compromise or satisfy any material pending or threatened Action, claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment or discharge of liabilities or obligations of the Company with respect to amounts owed to vendors or suppliers in the ordinary course of business, (ii) settlements or compromises of Actions in the ordinary course of business, (iii) settlements or compromises involving payments by the Company or any Company Subsidiary not in excess of $100,000 individually, or more than $250,000 in the aggregate, and (iv) with respect to Taxes;

(k) authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any Contract with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets, equity or other securities, any material change in capitalization, or any partnership, association or joint venture;

(l) (i) purchase any insurance policy requiring payment of premiums in an amount greater than $100,000 individually or in the aggregate; (ii) fail to renew any insurance policy naming it as a beneficiary or a loss payee; or (iii) take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered;

(m) maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

(n) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency;

(o) institute any material change in its accounting methods, principles or practices other than as required by GAAP;

(p) in respect of any Taxes: (i) except as required by Applicable Law, change any material election, change any material accounting method, enter into any material closing agreement, settle any material claim or assessment or consent to any material extension or waiver of the limitation period applicable to any material claim or assessment or amend any material Tax Return; or (ii) enter into any material Tax-sharing agreement or similar arrangement (including any Tax indemnity arrangement) the principal subject of which is Taxes;

(q) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the grant of Company Stock Options to new employees or other employees of the Company consistent with past practices and the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options; (ii) file a registration statement under the Securities Act with respect to an initial public offering of any Company Securities; or (iii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(r) enter into any agreement that, prior to the Effective Time, would limit the Company or any of the Company Subsidiaries, or following the Effective Time, would limit Parent, the Surviving Corporation or any of the other Parent Subsidiaries, from engaging in any line of business, competing with any Person or selling any product or service;

(s) make capital expenditures in excess of $100,000 in the aggregate that are not reflected on the capital expenditures budget of the Company provided to Parent;

(t) take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(u) agree or commit to do any of the foregoing.

5.2 Conduct of Parent Business During Interim Period. Except as contemplated or required by this Agreement or as expressly consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, each of Parent and the Parent Subsidiaries will: (i) conduct its operations according to its ordinary course of business and consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, distributors, consultants, customers and others having business relationships with it; (iii) file all required Parent SEC Documents required to be filed by it with the SEC under Applicable Law in a timely manner, with such Parent SEC Documents complying as to form, when filed, in all material respects with Applicable Law; (iv) maintain compliance in all material respects with the applicable listing requirements of the Exchange; and (v) not take any action which would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or as set forth on Schedule 5.2 of the Parent Disclosure Schedule, during the Interim Period, Parent will not, and will not permit the Parent Subsidiaries to, without the prior written consent of the Company, directly or indirectly, do any of the following:

(a) other than in the ordinary course of business, (i) enter into any Contract that would have been a Parent Contract were Parent or any of the Parent Subsidiaries a party or subject thereto on the date of this Agreement; or (ii) terminate or amend in any material respect any Parent Contract or waive any material right thereunder; provided that, not withstanding the foregoing, Parent shall not, and shall cause the Parent Subsidiaries not to, enter into any Contract or terminate or amend any Parent Contract with any of F. Hoffman-La Roche, Ltd., Hoffman-La Roche, Inc. or Roche Laboratories, Inc. and their respective Affiliates (collectively, the “Key Parent Partner”) that would alter or impact in any respect Parent and the Parent Subsidiaries’ relationship (whether contractual, business or otherwise) with the Key Parent Partner;

(b) adopt any new severance plan or grant any severance or termination payments to any officer or director of Parent or any of the Parent Subsidiaries, except payments pursuant to written agreements or policies existing on the date hereof and previously disclosed in writing to the Company;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or other equity security or split, combine or reclassify any capital stock or other equity security or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity security;

(d) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock or other equity security, except pursuant to rights of repurchase of any such shares under any Parent Stock Plan;

(e) cause, permit or propose any material amendments to the certificate of incorporation, bylaws, certificate of formation or limited liability company agreement (in each case, as applicable) of Parent or any of the Parent Subsidiaries;

(f) other than in the ordinary course of business, sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Parent and the Parent Subsidiaries, taken as a whole;

(g) incur any indebtedness for borrowed money or guarantee any such indebtedness, in each case, other than in the ordinary course of business, or issue or sell any debt securities or warrants or rights to acquire debt securities of Parent or any Parent Subsidiary, as the case may be;

(h) enter into any “keep well” or other contract to maintain any financial statement condition of any Person other than a wholly-owned Parent Subsidiary or enter into any arrangement having the economic effect of the foregoing;

(i) adopt or amend any employee benefit or employee equity purchase or employee option plan, hire any employee or otherwise enter into any employment Contract, pay any special bonus or special remuneration to any director or employee of Parent or any Parent Subsidiary, except any such amendments required by Applicable Law, or increase the salaries or wage rates of the officers or employees of Parent or any Parent Subsidiary, except increases in the salaries or wage rates of non-officer employees in the ordinary course of business or except as required by the terms of a Parent Contract as in existence on the date hereof;

(j) pay, discharge, settle, compromise or satisfy any pending or threatened Action, claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment or discharge of liabilities or obligations of Parent with respect to amounts owed to vendors or suppliers in the ordinary course of business; (ii) settlements or compromises of Actions in the ordinary course of business, (iii) settlements or compromises involving payments by Parent or any Parent Subsidiary not in excess of $100,000 individually, or more than $250,000 in the aggregate, and (iv) with respect to Taxes;

(k) authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any Contract with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets, equity or other securities, any material change in capitalization, or any partnership, association or joint venture;

(l) (i) purchase any insurance policy requiring payment of premiums in an amount greater than $100,000 individually or in the aggregate; (ii) fail to renew any insurance policy naming it as a beneficiary or a loss payee; or (iii) take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered;

(m) maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

(n) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency other than in the ordinary course of business and consistent with past practice;

(o) institute any change in its accounting methods, principles or practices other than as required by GAAP or the rules and regulations promulgated by the SEC;

(p) in respect of any Taxes: (i) except as required by Applicable Law, change any material election, change any material accounting method, enter into any material closing agreement, settle any material claim or assessment or consent to any material extension or waiver of the limitation period applicable to any material claim or assessment or amend any material Tax Return; or (ii) enter into any material Tax-sharing agreement or similar arrangement (including any Tax indemnity arrangement) the principal subject of which is Taxes;

(q) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Securities or Parent Subsidiary Securities, other than the grant of Parent Stock Options to employees of Parent consistent with past practice and the issuance of any shares of Parent Common Stock upon the exercise of Parent Stock Options; or (ii) amend any term of any Parent Security or any Parent Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(r) enter into any agreement that would limit Parent, the Surviving Corporation or any of the other Parent Subsidiaries, from engaging in any line of business, competing with any Person or selling any product or service;

(s) make capital expenditures in excess of $50,000 in the aggregate;

(t) take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(u) agree or commit to do any of the foregoing.

5.3 No Solicitation by the Company.

(a) Subject to Section 5.3(b) and Section 5.3(d), during the Interim Period, the Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or any of its or their respective Representatives to, directly or indirectly, except as otherwise provided below: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing any non-public information relating to the Company or any Company Subsidiary), or knowingly induce or knowingly take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.3, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to knowingly facilitate or knowingly induce any effort or attempt to make or implement an Acquisition Proposal (including any Acquisition Proposal received prior to the date of this Agreement; (iii) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement, or enter into any of the foregoing; or (iv) agree, resolve or commit to do any of the foregoing. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. The Company shall promptly deny to any third party access to any data room (virtual or actual) containing any confidential information previously furnished to any such third party relating to any Acquisition Proposal.

(b) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to obtaining the Company Stockholder Approval, in response to an unsolicited written Acquisition Proposal that the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (and that did not result from a violation of Section 5.3(a)), the Company may, upon a good faith determination by the board of directors of the Company (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Company’s board of directors’ fiduciary duties to the Company’s stockholders under Applicable Law: (x) furnish information with respect to the Company to the Person making such Acquisition Proposal (and such Person’s Representatives), provided that the Company and such Person first enter into a confidentiality agreement with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent and that would not prohibit compliance by the Company with the provisions of this Section 5.3, and provided further that all such information shall have been previously provided to Parent or is concurrently provided to Parent at the same time that it is provided to such Person; and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal.

(c) The Company shall promptly, but in no event later than forty-eight (48) hours, notify Parent in writing if any proposal, offer or inquiry is received by, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Acquisition Proposal. Such notice shall advise Parent in writing of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or other request), and thereafter shall promptly keep Parent informed of all material developments affecting the status and the material terms of any such proposal, offer, inquiry or other request and of the status of any such discussions or negotiations relating thereto (including providing Parent with any additional written materials received relating to such proposal, offer, inquiry or other request).

(d) The board of directors of the Company shall not: (i) fail to make the Company Board Recommendation to the Company’s stockholders in accordance with Section 5.8(b); (ii) withhold, withdraw,

amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to the Company, the Company Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the board of directors of the Company may, at any time prior to obtaining the Company Stockholder Approval, take any of the actions set forth in Section 5.3(d)(i)-(ii) below, provided that prior to taking any such action, the Company complies with Section 5.3(e) of this Agreement:

(i) effect a Change in Company Board Recommendation in response to an Acquisition Proposal if the board of directors of the Company concludes in good faith: (A) after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Law; and (B) after consultation with the Company’s outside counsel, that the Acquisition Proposal constitutes a Superior Proposal; and

(ii) effect a Change in Company Board Recommendation in response to an Intervening Event if the board of directors of the Company concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Law.

(e) Notwithstanding anything to the contrary set forth in Section 5.3(d), the board of directors of the Company shall not be entitled to make a Change in Company Board Recommendation as contemplated by Section 5.3(d)(i) or Section 5.3(d)(ii) unless: (i) the Company shall have first provided prior written notice to Parent that it intends to take any of the foregoing actions (a “Company Notice”), which Company Notice shall, if the basis for the proposed action by the board of directors of the Company is not related to a Superior Proposal, contain a description of the events, facts and circumstances giving rise to such proposed action or, if the basis for the proposed action by the board of directors of the Company is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal, including a copy of the definitive acquisition agreement in the form to be entered into (it being understood and agreed that the delivery of such Company Notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation); and (ii) Parent does not make, within three (3) business days after the receipt of such Company Notice, a proposal that would, in the good faith judgment of the board of directors of the Company (after consultation with outside counsel), cause such events, facts and circumstances to no longer form the basis for the board of directors of the Company to effect a Change in Company Board Recommendation or cause the Acquisition Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be, provided that (x) any material change in such events, facts and circumstances or any amendment to any material term of such Superior Proposal or (y) with respect to any previous Change in Company Board Recommendation, any material change in the principal stated rationale by the Company board of directors for such previous Change in Company Board Recommendation, shall, in the case of either (x) or (y), require a new Company Notice and a new three (3) business day period.

(f) Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company or the board of directors of the Company from: (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the board of directors of the Company, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with the Company’s board of directors’ fiduciary duties to the Company’s stockholders under Applicable Law; provided, however, that this Section 5.3(f) shall not affect the obligations of the Company and the board of directors of the Company and the rights of Parent under Section 5.3(d) and Section 5.3(e) to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information (other than the Company or the board of directors of the Company taking any action set forth in Section 5.3(d) and Section 5.3(e) of this

Agreement) to the Company’s stockholders that is required to be made to such stockholders under Applicable Law or in satisfaction of the Company’s board of directors’ fiduciary duties under Applicable Law, shall be deemed to be a Change in Company Board Recommendation).

5.4 No Solicitation by Parent.

(a) Subject to Section 5.4(b) and Section 5.4(d), during the Interim Period, Parent shall not, nor shall it authorize or permit any of the Parent Subsidiaries or any of its or their respective Representatives to, directly or indirectly, except as otherwise provided below: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing any non-public information relating to Parent or any Parent Subsidiary), or knowingly induce or knowingly take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to knowingly facilitate or knowingly induce any effort or attempt to make or implement an Acquisition Proposal (including any Acquisition Proposal received prior to the date of this Agreement); (iii) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating an Acquisition Proposal or requiring Parent to abandon or terminate its obligations under this Agreement, or enter into any of the foregoing; or (iv) agree, resolve or commit to do any of the foregoing. Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. Parent shall promptly deny to any third party access to any data room (virtual or actual) containing any confidential information previously furnished to any such third party relating to any Acquisition Proposal.

(b) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Parent Stockholder Approval, in response to an unsolicited written Acquisition Proposal that the board of directors of Parent determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (and that did not result from a violation of Section 5.4(a)), Parent may, upon a good faith determination by the board of directors of Parent (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Parent’s board of directors’ fiduciary duties to Parent’s stockholders under Applicable Law: (x) furnish information with respect to Parent to the Person making such Acquisition Proposal (and such Person’s Representatives), provided that Parent and such Person first enter into a confidentiality agreement with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement are to the Company and that would not prohibit compliance by Parent with the provisions of this Section 5.4, and provided further that all such information shall have been previously provided to the Company or is concurrently provided to the Company at the same time that it is provided to such Person; and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal.

(c) Parent shall promptly, but in no event later than forty-eight (48) hours, notify the Company in writing if any proposal, offer or inquiry is received by, or any discussions or negotiations are sought to be initiated or continued with, Parent in respect of any Acquisition Proposal. Such notice shall advise the Company in writing of Parent’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person and shall, in any such notice to the Company, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or other request), and thereafter shall promptly keep the Company informed of all material developments affecting the status and the material terms of any such proposal, offer, inquiry or other request and of the status of any such discussions or negotiations relating thereto (including providing the Company with any additional written materials received relating to such proposal, offer, inquiry or other request).

(d) The board of directors of Parent shall not: (i) fail to make the Parent Board Recommendation to Parent’s stockholders in accordance with Section 5.7(b); (ii) withhold, withdraw, amend, qualify or modify in a manner adverse to the Company, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to the Company, the Parent Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in Parent Board Recommendation”). Notwithstanding the foregoing, the board of directors of Parent may, at any time prior to obtaining the Parent Stockholder Approval, take any of the actions set forth in Section 5.4(d)(i)-(ii) below, provided that prior to taking any such action, Parent complies with Section 5.4(e) of this Agreement:

(i) effect a Change in Parent Board Recommendation in response to an Acquisition Proposal if the board of directors of Parent concludes in good faith: (A) after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Parent’s stockholders under Applicable Law; and (B) after consultation with Parent’s financial advisor and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal; and

(ii) effect a Change in Parent Board Recommendation in response to an Intervening Event if the board of directors of Parent concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Parent’s stockholders under Applicable Law.

(e) Notwithstanding anything to the contrary set forth in Section 5.4(d), the board of directors of Parent shall not be entitled to make a Change in Parent Board Recommendation as contemplated by Section 5.4(d)(i) or Section 5.4(d)(ii) unless: (i) Parent shall have first provided prior written notice to the Company that it intends to take any of the foregoing actions (a “Parent Notice”), which Parent Notice shall, if the basis for the proposed action by the board of directors of Parent is not related to a Superior Proposal, contain a description of the events, facts and circumstances giving rise to such proposed action or, if the basis for the proposed action by the board of directors of Parent is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal, including a copy of the definitive acquisition agreement in the form to be entered into (it being understood and agreed that the delivery of such Parent Notice shall not, in and of itself, be deemed to be a Change in Parent Board Recommendation); and (ii) the Company does not make, within three (3) business days after the receipt of such Parent Notice, a proposal that would, in the good faith judgment of the board of directors of Parent (after consultation with outside counsel and its financial advisor), cause such events, facts and circumstances to no longer form the basis for the board of directors of Parent to effect a Change in Parent Board Recommendation or cause the Acquisition Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be, provided that (x) any material change in such events, facts and circumstances or any amendment to any material term of such Superior Proposal or (y) with respect to any previous Change in Parent Board Recommendation, any material change in the principal stated rationale by the Parent board of directors for such previous Change in Parent Board Recommendation, shall, in the case of either (x) or (y), require a new Parent Notice and a new three (3) business day period.

(f) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit Parent or the board of directors of Parent from: (i) taking and disclosing to Parent’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to Parent’s stockholders if, in the good faith judgment of the board of directors of Parent, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with the Parent’s board of directors’ fiduciary duties to Parent’s stockholders under Applicable Law; provided, however, that this Section 5.4(f) shall not affect the obligations of Parent and the board of directors of Parent and the rights of the Company under Section 5.4(d) and Section 5.4(e) to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information (other than Parent or the board of directors of Parent taking any action set forth in Section 5.4(d) and Section 5.4(e) of this Agreement) to Parent’s stockholders that is required to be made to such stockholders under Applicable Law or in satisfaction of the Parent’s board of directors’ fiduciary duties under Applicable Law, shall be deemed to be a Change in Parent Board Recommendation).

5.5 Access to Information. During the Interim Period, each of Parent and the Company shall, and shall cause its respective Representatives to, upon reasonable notice and request: (i) furnish to each other and each other’s Representatives reasonable access during normal business hours to its offices, properties, personnel, books and records; and (ii) furnish to each other and each other’s Representatives such financial and operating data and other information as may be reasonably requested. Any investigation pursuant to this Section 5.5 shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of Parent or the Parent Subsidiaries or the Company or the Company Subsidiaries, as applicable. In addition, nothing contained in this Section 5.5 shall require Parent or the Parent Subsidiaries or the Company or the Company Subsidiaries to take any action that would, in the good faith judgment of Parent or the Company, as applicable, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by Parent or the Parent Subsidiaries or the Company or the Company Subsidiaries, as applicable, or violate confidentiality obligations owing to third parties; provided, however, that each of Parent and the Company shall make a good faith effort to accommodate any request from the other for access or information pursuant to this Section 5.5 in a manner that does not result in such a waiver or violation. All information furnished pursuant to this Section 5.5 shall be subject to that certain Confidentiality Agreement, dated as of April 13, 2011, between Parent and the Company (the “Confidentiality Agreement”).

5.6 Registration Statement; Related Matters.

(a) Following the date hereof, as soon as reasonably practicable, Parent shall prepare and file with the SEC the Registration Statement containing the Joint Proxy Statement (which Registration Statement and Joint Proxy Statement shall comply with the rules and regulations promulgated by the SEC), and each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement containing the Joint Proxy Statement declared effective by the SEC as promptly as practicable thereafter and to keep the Registration Statement containing the Joint Proxy Statement effective through the Effective Time in order to permit the consummation of the Merger. In connection with the foregoing, each party shall promptly notify the other of the receipt of all comments of the SEC with respect to the Registration Statement containing the Joint Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other party copies of all correspondence between such party and/or any of its Representatives and the SEC with respect to the Registration Statement containing the Joint Proxy Statement. The Company and its Representatives will be given a reasonable opportunity to be involved in the drafting of the Registration Statement containing the Joint Proxy Statement and any amendment or supplement thereto and any such correspondence prior to its filing with the SEC. Parent and the Company shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Registration Statement containing the Joint Proxy Statement from the SEC. Each of Parent and the Company shall promptly furnish to each other all information, and take all such other actions (including using its reasonable best efforts to obtain any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with the preceding sentences of this Section 5.6(a). Whenever any party hereto learns of the occurrence of any event or the existence of any fact which is required to be set forth in an amendment or supplement to the Registration Statement containing the Joint Proxy Statement pursuant to Applicable Law, such party shall promptly inform the other of such event or fact and comply with all of its obligations pursuant to this Section 5.6(a) relating to effecting such amendment or supplement to the Registration Statement containing the Joint Proxy Statement.

(b) Prior to the Effective Time, Parent shall use its reasonable best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued pursuant to the Merger will, to the extent required, be registered or qualified or otherwise exempt from registration or qualification under the securities law of every state of the United States in which any holder of Company Common Stock as of immediately prior to the Effective Time has an address of record; provided, however, that Parent shall not be required to: (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) file a general consent to service of process in any jurisdiction.

5.7 Parent Special Meeting; Parent Board Recommendation.

(a) Following the date hereof, Parent will take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold as promptly as practicable a special meeting of Parent’s stockholders (the “Parent Special Meeting”) to seek the Parent Stockholder Approval, including mailing the Joint Proxy Statement to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent’s obligation to call, convene and hold the Parent Special Meeting shall not be affected by a Change in Parent Board Recommendation, unless the Agreement is terminated pursuant to ARTICLE VIII. Parent, subject to Section 5.4, will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the issuance of shares of Parent Common Stock pursuant to this Agreement, and will take all other action necessary or advisable to obtain the Parent Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement (as determined by Parent in good faith and upon the advice of outside counsel) is provided to Parent’s stockholders a reasonable time in advance of the Parent Special Meeting (or at any adjournment or postponement thereof), or if as of the time for which the Parent Special Meeting (or any adjournment or postponement thereof) is scheduled there are insufficient shares of Parent Common Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Parent Special Meeting or to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

(b) Except as permitted by Section 5.4: (i) the board of directors of Parent shall recommend that Parent’s stockholders vote in favor of (A) the Parent Charter Amendment and (B) the issuance of shares of Parent Common Stock pursuant to this Agreement at the Parent Special Meeting (or any adjournment or postponement thereof) (the “Parent Board Recommendation”); and (ii) the Joint Proxy Statement shall include the Parent Board Recommendation.

5.8 Company Special Meeting; Company Board Recommendation.

(a) Following the date hereof, the Company will take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold as promptly as practicable a special meeting of the Company’s stockholders (the “Company Special Meeting”) to seek the Company Stockholder Approval, including mailing the Joint Proxy Statement to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. The Company’s obligation to call, convene and hold the Company Special Meeting shall not be affected by a Change in Company Board Recommendation, unless the Agreement is terminated pursuant to ARTICLE VIII. The Company, subject to Section 5.3, will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and will take all other action necessary or advisable to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement (as determined by the Company in good faith and upon the advice of outside counsel) is provided to the Company’s stockholders a reasonable time in advance of the Company Special Meeting (or at any adjournment or postponement thereof), or if as of the time for which the Company Special Meeting (or any adjournment or postponement thereof) is scheduled there are insufficient shares of Company Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Company Special Meeting or to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

(b) Except as permitted by Section 5.3: (i) the board of directors of the Company shall recommend that the Company’s stockholders vote in favor of (A) the adoption of this Agreement and (B) the approval of the transactions contemplated by this Agreement, including the Merger, at the Parent Special Meeting (or any adjournment or postponement thereof) (the “Company Board Recommendation”); and (ii) the Joint Proxy Statement shall include the Company Board Recommendation.

5.9 Reasonable Best Efforts.

(a) (i) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall as promptly as practicable following the date of this Agreement file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) all requisite documents and notifications relating to this Agreement and the transactions contemplated hereby, including the Merger, as required by the HSR Act and the rules and regulations promulgated thereunder, together with all such other filings and submissions under Applicable Law, as the case may be, for the consummation of the transactions contemplated by this Agreement, including the Merger; and (ii) each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to obtain and maintain in connection with the transactions contemplated by this Agreement, including the Merger, all approvals, consents, registrations, permits, authorizations and other confirmations of all Government Authorities which, if not obtained, would result in a Parent Material Adverse Effect or Company Material Adverse Effect, as applicable.

(b) Each of Parent, Merger Sub and the Company shall: (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any Applicable Laws or requested to be made by any Government Authority in connection with the transactions contemplated by this Agreement, including the Merger; (ii) supply the other or its Representatives with any material information that may be required or requested by any Government Authority in connection with such filings or submissions; (iii) supply any additional information that may be required or requested by the FTC, the DOJ or other Government Authorities as promptly as practicable; (iv) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any Applicable Laws as soon as reasonably practicable; and (v) use their reasonable best efforts to offer to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including the Merger, including by taking all such actions and doing all such things necessary to resolve such objections, if any, as the FTC, the DOJ or any other Government Authority or Person may assert under any Applicable Laws and to avoid or eliminate each and every impediment under any Applicable Law that may be asserted by the FTC, the DOJ or any other Government Authority so as to enable the transactions contemplated hereby, including the Merger, to be consummated as soon as expeditiously possible.

(c) Each of the Parent, Merger Sub and the Company shall use reasonable best efforts to structure the Merger to qualify as a reorganization under the provisions of Section 368 of the Code. Both prior to and after the Effective Time, each party’s books and records shall be maintained, and all federal, state and local income tax returns and schedules thereto shall be filed, in a manner consistent with the Merger being qualified as a reverse triangular merger under Section 368(a)(2)(E) of the Code (and comparable provisions of any applicable state or local laws), except to the extent the Merger is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Section 368(a) of the Code.

5.10 Public Announcements. Before issuing any press release or otherwise making any public statement with respect to any of the transactions contemplated hereby, including the Merger, Parent, Merger Sub and the Company agree to consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement prior to obtaining the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except to the extent that Parent, Merger Sub or the Company, as the case may be, is advised by outside counsel that such public statement is required by Applicable Law. Notwithstanding the foregoing, promptly following the date of this Agreement, Parent and the Company shall issue a joint press release, in form and substance reasonably acceptable to each of Parent and the Company, with respect to this Agreement and the transactions contemplated hereby, including the Merger.

5.11 Notification of Certain Matters. The Company shall give prompt notice to Parent of: (i) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be met as of any time during the Interim Period; (ii) the Company’s or any Company Subsidiary’s receipt of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, including the Merger (unless such consent has been previously identified on Schedule 3.3 of the Company Disclosure Schedule); or (iii) the existence of any facts or circumstances that would reasonably be expected to result in a Company Material Adverse Effect. Parent shall give prompt notice to the Company of: (x) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 7.1(a) or Section 7.1(b) to be met as of any time during the Interim Period; (y) Parent’s or any Parent Subsidiary’s receipt of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, including the Merger (unless such consent has been previously identified on Schedule 4.3 of the Parent Disclosure Schedule); or (z) the existence of any facts or circumstances that would reasonably be expected to result in a Parent Material Adverse Effect. The delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor be deemed to have amended any of the disclosures set forth in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, to have qualified the representations and warranties contained herein or to have cured any misrepresentation or breach of a representation or warranty that otherwise might have existed hereunder by reason of such material development. No disclosure after the date of this Agreement of the untruth of any representation and warranty made in this Agreement will operate as a cure of any breach of the failure to disclose the information, or of any untrue representation or warranty made herein.

5.12 Indemnification of Parent Directors and Officers.

(a) From and after the Effective Time, Parent shall continue to indemnify and hold harmless each present and former director or officer of Parent or any Parent Subsidiary (each, together with such Person’s heirs, executors or administrators, a “Parent Indemnified Person”) against any Damages incurred in connection with any Action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or any Action instituted by any Parent Indemnified Person to enforce this Section 5.12 or any other indemnification or advancement right of such Parent Indemnified Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Parent is currently permitted to indemnify such Parent Indemnified Person under Applicable Law and under its certificate of incorporation and bylaws as in effect on the date of this Agreement (including the advancing of expenses to the fullest extent permitted under Applicable Law); provided, however, that the Parent Indemnified Person to whom such expenses are advanced shall be required to provide an undertaking to Parent to repay such advances if it is ultimately determined that such Parent Indemnified Person is not entitled to indemnification.

(b) From and after the Effective Time, Parent will continue to honor and fulfill all obligations of Parent or any Parent Subsidiary pursuant to any written indemnification agreements with any Parent Indemnified Persons in effect as of the date hereof.

(c) Prior to the Effective Time, Parent shall purchase, and for a period of six (6) years following the Effective Time Parent shall continue in effect, a directors’ and officers’ liability “tail” insurance policy or policies covering the Parent Indemnified Persons for events occurring at or prior to the Effective Time, which insurance shall be of at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Parent Indemnified Persons than the coverage, amounts, terms and conditions of the directors’ and officers’ liability insurance policy maintained by Parent as of the date of this Agreement.

(d) The rights of each Parent Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Parent Indemnified Person may have under the certificate of incorporation and bylaws of Parent or any other similar organizational documents of Parent or any of its Subsidiaries, any other indemnification agreement or arrangement, the DGCL or otherwise. This Section 5.12 shall survive the consummation of the Merger, and is intended to be for the benefit of, and shall be enforceable by, the Parent Indemnified Persons, their heirs and personal representatives, shall be binding on Parent, the Surviving Corporation and their successors and assigns and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Parent Indemnified Persons. In the event that Parent, the Surviving Corporation or any of their successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) are obligated to honor the indemnification obligations set forth in this Section 5.12. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent or any of the Parent Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to, or in substitution for, any such claims under any such policies.

5.13 Indemnification of Company Directors and Officers.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries, and all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, Parent and the Surviving Corporation shall continue to indemnify and hold harmless each present and former director, officer or employee of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, a “Company Indemnified Person”) against any Damages incurred in connection with any Action arising out of or pertaining to any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or any Action instituted by any Company Indemnified Person to enforce this Section 5.13, including, in each case, the advancing of expenses to the fullest extent permitted under Applicable Law; provided, however, that the Company Indemnified Person to whom such expenses are advanced shall be required to provide an undertaking to Parent to repay such advances if it is ultimately determined that such Company Indemnified Person is not entitled to indemnification.

(c) Prior to the Effective Time, Parent shall purchase, and for a period of six (6) years following the Effective Time Parent shall continue in effect, a directors’ and officers’ liability “tail” insurance policy or policies covering the Company’s directors and officers for events occurring at or prior to the Effective

Time, which insurance shall be of at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Company’s directors and officers than the coverage, amounts, terms and conditions of the directors’ and officers’ liability insurance policy maintained by the Company as of the date of this Agreement.

(d) The rights of each Company Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Company Indemnified Person may have under the certificate of incorporation and bylaws of the Company or any other similar organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. This Section 5.13 shall survive the consummation of the Merger, and is intended to be for the benefit of, and shall be enforceable by, the Company Indemnified Persons, their heirs and personal representatives, shall be binding on Parent, the Surviving Corporation and their successors and assigns and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Company Indemnified Persons. In the event that Parent, the Surviving Corporation or any of their successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) are obligated to honor the indemnification obligations set forth in this Section 5.13. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.13 is not prior to, or in substitution for, any such claims under any such policies.

5.14 Composition of Parent Board. Parent shall take all actions necessary to ensure that, effective as of immediately following the Effective Time, Parent’s board of directors shall consist of the following members, each to hold office from and after the Effective Time until the earliest of the appointment of his respective successor, his resignation or his proper removal: Sanj K. Patel, Srini Akkaraju, Stephen R. Biggar, Mark Goldberg, Thomas R. Malley, Robyn Samuels, Felix J. Baker, Stephen R. Davis, and Barry Quart.

5.15 Parent Consent as Sole Stockholder of Merger Sub. Parent shall deliver to the Company within two (2) business days of the date of this Agreement evidence of its approval, as the sole stockholder of Merger Sub, of the adoption of this Agreement and of the transactions contemplated hereby, including the Merger.

5.16 Exchange Listing. Parent shall promptly, and in any event within five (5) business days after the date hereof, contact the Exchange to determine the requirements for the shares of Parent Common Stock to be listed on the Exchange at and after the Effective Time. Parent shall use its reasonable best efforts to (a) cause the shares of Parent Common Stock to be approved, at or prior to the Effective Time, for listing (subject only to notice of issuance) on the Exchange at and after the Effective Time, including paying any required fees and submitting any listing application and listing agreement, if any, required by the Exchange at least 60 days prior to the Effective Time, and (b) change the trading symbol of Parent to a symbol chosen by the Company, effective at, or as soon as practicable after, the Effective Time.

5.17 Takeover Statutes. At all times prior to the Effective Time, each of Parent and the Company shall: (i) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger; and (ii) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions contemplated hereby, including the Merger.

5.18 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

5.19 Stockholder Litigation. Parent shall give the Company the opportunity to participated in, and if the Company so elects, Parent and the Company shall reasonably cooperate with respect to, the defense or settlement of any stockholder litigation against Parent and/or its directors or executive officers relating to the Merger, this Agreement or any transaction contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement, and shall not settle or offer to settle any such litigation without the prior written consent of the Company.

5.20 No Control. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations. Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s or any Parent Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

5.21 Reverse Stock Split Matters; Parent Charter Amendment.

(a) Immediately prior to the Effective Time, and subject to obtaining the Parent Stockholder Approval, Parent shall file with the Delaware Secretary the Parent Charter Amendment.

(b) No fractional shares of Parent Common Stock shall be issued in connection with the Reverse Stock Split, and no certificates or scrip for any fractional shares shall be issued. Any holder of Parent Common Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificate representing such fractional shares of Parent Common Stock, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share by the closing price of a share of Parent Common Stock on the Exchange on the date immediately preceding the effective date of the Reverse Stock Split.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF ALL PARTIES

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the fulfillment on or before the Effective Time of each of the following conditions, any one or more of which may be waived in writing by all the parties hereto:

6.1 Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained at the Parent Special Meeting (or at any adjournment or postponement thereof).

6.2 Company Stockholder Approval. The Company Stockholder Approval shall have been obtained at the Company Special Meeting (or at any adjournment or postponement thereof).

6.3 HSR Clearance. All applicable waiting periods (including any extensions thereof) under any filing required to be made by Parent or the Company under the HSR Act shall have expired or been terminated.

6.4 Statute or Decree. No Applicable Law or Order shall have been enacted, entered, promulgated or enforced by any Government Authority, which remains in effect and which prohibits the consummation of the Merger or otherwise makes the Merger illegal.

6.5 Effectiveness of Registration Statement; Listing of Shares. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement and no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or shall be threatened by the SEC. The shares of Parent Common Stock shall have been approved for listing (subject only to notice of issuance) on the Exchange under a symbol chosen by the Company, effective at the Effective Time.

6.6 Tax Opinions. The Company shall have received the written opinion of Ropes & Gray, LLP and Parent and Merger Sub shall have received the written opinion of Paul, Hastings, Janofsky & Walker LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

ARTICLE VII

ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

7.1 Additional Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in ARTICLE IV (other than those representations and warranties specifically set forth in clause ”(ii)” below) shall be true and correct at and as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materially”, “Parent Material Adverse Effect” and words of similar import set forth therein) has not had, individually or in the aggregate, a Parent Material Adverse Effect; (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.5 shall be true and correct in all respects, except for de minimis inaccuracies, as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time; and (iii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2, clause “(i)” of Section 4.11, Section 4.23 and Section 4.24 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time.

(b) Parent and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) There shall not have occurred and be continuing any Parent Material Adverse Effect between the date of this Agreement and the Closing Date.

(d) Parent shall have furnished to the Company a certificate executed by its principal executive officer to evidence compliance with the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(c) of this Agreement.

(e) The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing (subject only to notice of issuance) on the Exchange.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) (i) The representations and warranties of the Company set forth in ARTICLE III (other than those representations and warranties specifically set forth in clause “(ii)” below) shall be true and correct at and as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materially”, “Company Material Adverse Effect” and words of similar import set forth therein) has not had, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.5 shall be true and correct in all respects, except for de minimis inaccuracies, as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time; and (iii) the representations and warranties set forth in Section 3.1, Section 3.2, clause “(i)” of Section 3.10, Section 3.22 and Section 3.23 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time.

(b) The Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) There shall not have occurred and be continuing any Company Material Adverse Effect between the date of this Agreement and the Closing Date.

(d) The Company shall have furnished to Parent a certificate executed by its principal executive officer to evidence compliance with the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) of this Agreement.

(e) The Company shall have furnished to Parent a certificate, duly completed and executed by its principal executive officer pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations, certifying that the shares of Company Common Stock are not “United States real property interests” within the meaning of Section 897(c) of the Code.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or Company Stockholder Approval is obtained (except as otherwise set forth below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by November 15, 2011 (the “Outside Date”); provided, however, that in the event the Registration Statement is not filed with SEC prior to or on July 1, 2011, the Outside Date shall be extended for one day for each day after July 1, 2011 that the Registration Statement has not been filed with the SEC, but shall not, in any event, extend past December 31, 2011; provided further, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party hereto whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by Parent or the Company if any Applicable Law irrevocably prohibits or makes the Merger illegal, or if an Order has been entered by a Government Authority of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Merger and such Order has become final and non-appealable, provided in each case that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) has performed its obligations under Section 5.9 to resist, resolve or remove such Applicable Law or Order;

(d) by Parent or the Company if the Parent Special Meeting shall have been held and completed (including any adjournments or postponements thereof), Parent’s stockholders shall have taken a final vote on a proposal to (i) approve the Parent Charter Amendment and (ii) the issuance of shares of Parent Common Stock pursuant to this Agreement, and the Parent Stockholder Approval shall not have been obtained; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to obtain the Parent Stockholder Approval is attributable to a failure on the part of such party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time pursuant to this Agreement;

(e) by Parent or the Company if the Company Special Meeting shall have been held and completed (including any adjournments or postponements thereof), the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, and the Company Stockholder Approval shall not have been obtained; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure to obtain the Company Stockholder Approval is attributable to a failure on the part of such party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time pursuant to this Agreement;

(f) by Parent, upon a breach of any representation, warranty, covenant or obligation on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such breach by the Company or inaccuracy in the Company’s representations and warranties cannot be cured by the Company or, if capable of being cured, shall not have been cured by the Company, in each case within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy from Parent (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such proposed termination);

(g) by the Company, upon a breach of any representation, warranty, covenant or obligation on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such breach by Parent or Merger Sub or inaccuracy in Parent’s or Merger Sub’s representations and warranties cannot be cured by Parent or Merger Sub or, if capable of being cured, shall not have been cured by Parent or Merger Sub, in each case within thirty (30) days following receipt by Parent of written notice of such breach or inaccuracy from the Company (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such proposed termination);

(h) by the Company if, prior to obtaining the Parent Stockholder Approval, the board of directors of Parent has (i) effected any Change in Parent Board Recommendation; (ii) failed to publicly reaffirm the Parent Board Recommendation within two (2) business days of the Company’s request; or (iii) failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act; or

(i) by the Company if Parent, after receiving an Acquisition Proposal, shall have materially violated or breached any of its obligations under Section 5.4(b) with respect to such Acquisition Proposal.

8.2 Notice of Termination; Effect of Termination. A party desiring to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of the valid termination of this Agreement as provided in Section 8.1, except as set forth in this Section 8.2 or in Section 8.3, each of which shall survive the termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto other than liability for any breach of this Agreement occurring prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Merger, shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, including filing fees and legal and consulting costs, incurred in relation to filings under the HSR Act associated with the transactions contemplated by this Agreement, including the Merger. Notwithstanding the foregoing, (i) in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(d), Parent shall reimburse the Company for all of the Company’s Expenses, and (ii) in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(e), the Company shall reimburse Parent for all of Parent’s Expenses; provided, however, that the amount required to be reimbursed in respect of Expenses by Parent or the Company, as the case may be, shall not exceed one million five hundred thousand dollars ($1,500,000).

(b) In the event that this Agreement is terminated by the Company pursuant to Sections 8.1(h) or 8.1(i), Parent shall pay to the Company an amount equal to the Termination Fee.

(c) Any Termination Fee or Expenses required to be paid by Parent pursuant to this Section 8.3 shall be paid by Parent pursuant to a wire transfer of immediately available funds to an account designated by the Company in writing, concurrently with any notice of termination by Parent, or within two (2) business days of any notice of termination given by the Company.

(d) Any Expenses required to be paid by the Company pursuant to this Section 8.3 shall be paid by the Company pursuant to a wire transfer of immediately available funds to an account designated by Parent in writing, concurrently with any notice of termination by the Company, or within two (2) business days of any notice of termination given by the Parent.

ARTICLE IX

MISCELLANEOUS

9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, and (b) this ARTICLE IX.

9.2 Amendment and Modification. This Agreement may be amended, modified or supplemented only by the written agreement of Parent, Merger Sub and the Company at any time prior to the Effective Time; provided, however, that after either the Parent Stockholder Approval or the Company Stockholder Approval is obtained there shall be no amendment or waiver that, pursuant to Applicable Law, requires further Parent Stockholder Approval or Company Stockholder Approval, as applicable, without the receipt of such further Parent Stockholder Approval or Company Stockholder Approval, as applicable.

9.3 Waiver of Compliance; Consents. Any failure of Parent or Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company (with respect to any failure by Parent or Merger Sub) or by Parent or Merger Sub (with respect to any failure by the Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be deemed effective when given in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.3.

9.4 Notices. All notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and shall be deemed to have been effectively given: (i) upon personal delivery to the recipient; (ii) when sent by confirmed facsimile, if sent during normal business hours of the recipient; if not, then on the next business day; or (iii) one (1) business day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

if to Parent or Merger Sub, to:	Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713
Facsimile: (919) 806-4770
Attention: Chief Executive Officer

with a copy to:	Paul, Hastings, Janofsky & Walker, LLP
4747 Executive Drive, 12th Floor
San Diego, CA 92121
Facsimile: 858-458-3130
Attention: Carl R. Sanchez

if to the Company, to:	Synageva BioPharma Corp.
128 Spring Street, Suite 520
Lexington, MA 02421
Facsimile: (781) 357-9901
Attention: Chief Executive Officer

with a copy to:	Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Facsimile: 617-235-0706
Attention: Marc A. Rubenstein

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 9.4.

9.5 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than: (i) the parties hereto; (ii) the Parent Indemnified Persons only after the Effective Time and only with respect to Section 5.12; and (iii) the Company Indemnified Persons only after the Effective Time and only with respect to Section 5.13.

9.6 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

9.7 Specific Enforcement; Consent to Jurisdiction. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations pursuant to this Agreement in accordance with its specified terms or otherwise breach such terms. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that: (i) any party has an adequate remedy at law; or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each of the parties hereto: (x) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any state court located in the State of Delaware in the event that any dispute arises out of this Agreement or the transactions contemplated hereby, including the Merger; (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (z) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby, including the Merger, in any court other than a federal court located in the State of Delaware or a state court located in the State of Delaware.

9.8 Exclusive Remedy. Except as set forth in Section 8.3, the sole and exclusive remedy of each party hereto in the event of a breach of any representation or warranty set forth in this Agreement by another party hereto shall be: (i) termination of this Agreement in accordance with ARTICLE VIII; or (ii) the remedies set forth in Section 9.7.

9.9 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile signatures, any one of which need not contain the signatures of more than one party and each of which shall be an original, but all such counterparts taken together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format (or similar format) shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format (or similar format) shall be deemed to be their original signatures for all purposes.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Interpretation.

(a) For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include masculine and feminine genders.

(b) When calculating the time period before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is referenced in calculating such period will be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by Thursday). If the last day of such period is a non-business day, the period in question will end on the next succeeding business day.

(c) As used in this Agreement, the words “include” and “including” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(d) Except as otherwise expressly indicated, all references in this Agreement to a “Section”, “Article”, “Preamble”, “Recitals” or “Exhibit” are intended to refer to a Section, Article, the Preamble, the Recitals or an Exhibit of this Agreement, and all references to a “Schedule” are intended to refer to a Schedule of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable.

(e) As used in this Agreement, the terms “hereof”, “hereunder”, “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision, Section, Exhibit or Schedule of this Agreement.

(f) Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations among the parties hereto. Consequently, this Agreement will be interpreted without reference to any rule or precept of Applicable Law that states that any ambiguity in a document be construed against the drafter.

(g) Any reference in this Agreement to “$” or “dollars” will mean U.S. dollars.

(h) All references to any section of any law include any amendment of, and/or successor to, that section.

(i) The table of contents and Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(j) All terms defined in this Agreement shall have such defined meanings when used in the Parent Disclosure Schedule or Company Disclosure Schedule or any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein.

9.12 Entire Agreement. This Agreement and the Confidentiality Agreement, including the exhibits hereto and the documents and instruments referred to herein (including the Parent Disclosure Schedule and the Company Disclosure Schedule), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

9.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE MERGER.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

TRIMERIS, INC.

By:	/s/ Martin A. Mattingly
Name: Martin A. Mattingly
Title: Chief Executive Officer

TESLA MERGER SUB, INC.

By:	/s/ Martin A. Mattingly
Name: Martin A. Mattingly
Title: Chief Executive Officer

SYNAGEVA BIOPHARMA CORP.

By:	/s/ Sanj K. Patel
Name: Sanj K. Patel
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS

“1996 Plan” shall have the meaning set forth in Section 3.5(a).

“2007 SIP” shall have the meaning set forth in Section 4.5(a).

“Acquisition Proposal” shall mean any offer, proposal or indication of interest (other than an offer, proposal or indication of interest by a party to this Agreement) contemplating or otherwise relating to any transaction or series of related transactions involving any:

(a) merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which: (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding shares of any class of voting securities of the Subject Company; or (ii) the Subject Company issues securities representing more than 15% of the outstanding shares of any class of voting securities of the Subject Company;

(b) sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for: (i) 15% or more of the consolidated net revenues of the Subject Company, consolidated net income of the Subject Company or consolidated book value of the Subject Company; or (ii) 15% or more of the fair market value of the assets of the Subject Company; or

(c) liquidation or dissolution of the Subject Company.

“Action” shall have the meaning set forth in Section 3.12(a).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Applicable Law” shall mean, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Government Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.

“Certificate” shall have the meaning set forth in Section 2.1(a).

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Change in Company Board Recommendation” shall have the meaning set forth in Section 5.3(d).

“Change in Parent Board Recommendation” shall have the meaning set forth in Section 5.4(d).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“COBRA” shall have the meaning set forth in Section 3.18(i).

“Code” shall have the meaning set forth in the Recitals to this Agreement.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Balance Sheet” shall have the meaning set forth in Section 3.7.

“Company Board Recommendation” shall have the meaning set forth in Section 5.8(b).

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Contract” shall have the meaning set forth in Section 3.14(a).

“Company Disclosure Schedule” shall have the meaning set forth in ARTICLE III.

“Company Employee Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“Company ERISA Affiliate” shall mean any person (as defined in Section 3.9 of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including the Company or any of the Company Subsidiaries.

“Company Financial Statements” shall have the meaning set forth in Section 3.7.

“Company Fully Diluted Stock” shall mean, as of any specific time, the total number of shares of Company Common Stock outstanding, together with (i) all shares of Company Common Stock issuable upon the conversion of any shares of Company Preferred Stock then outstanding or Company Preferred Stock issuable under any note, warrant or other Contract; and (ii) all shares of Company Common Stock that the Company may be required to issue or deliver pursuant to any (A) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of Company Common Stock; or (B) outstanding security or Contract that is or may become convertible into or exchangeable for any shares of Company Common Stock, in each case of clause “(A)” and “(B)” regardless of the conversion or exercise price, whether vested or unvested and any other terms and conditions thereof.

“Company Indemnified Person” shall have the meaning set forth in Section 5.13(b).

“Company IP” shall mean all Intellectual Property Rights and Intellectual Property owned (solely or jointly) by or exclusively licensed to the Company or any of the Company Subsidiaries.

“Company IP Contract” shall mean any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound, that contains any assignment or license of, covenant not to assert or enforce or granting of any other rights in, any Intellectual Property Right, including but not limited to any Company IP or other Intellectual Property developed by, with, or for the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” shall mean any change, effect, development, circumstance, condition or occurrence (an “Effect”) that, individually or in the aggregate, has resulted in or would reasonably be expected to result in (a) a material adverse effect to the properties, assets, liabilities, condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole, (b) any results, information or other indications that one or more patients participating in the Company’s clinical trials with respect to the Key Product for the treatment of lysosomal acid lipase deficiency (“LAL Deficiency”) have developed neutralizing antibodies in response to the administration of the Key Product; provided that, the foregoing shall only constitute a Company Material Adverse Effect if the development of neutralizing antibodies associated with unexpected loss of efficacy would reasonably be expected to materially delay the development or commercialization, reduce the size of the market for, or result in non-approval by the FDA or EMA, in each case, of the Key Product for the treatment of LAL Deficiency in the United States or the European Union, (c) the failure of any Phase II clinical trial for the Key Product to achieve one or more of its primary endpoints, (d) the termination of any Phase II clinical trial for the Key Product prior to completion based on matters relating to the efficacy or safety of the Key Product in the treatment of LAL Deficiency in the United States or the European Union, or (e) any unexpected drug-related, serious adverse event or events in patients who received the Key Product in a clinical trial or other patient usage setting, if such serious adverse event or events would reasonably be expected to prevent the Company from obtaining approval from the FDA or EMA to market the Key Product for the treatment of LAL Deficiency in the United States or the European Union; provided, however, that no Effects resulting from the following will be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) conditions (or changes therein) in any industry or industries in which the Company operates (including the medical and pharmaceutical industries) so long as such Effects do not disproportionately have a greater adverse impact on the Company relative to other companies operating in such industry or industries; (ii) general legal, tax, economic, political and/or regulatory conditions (or changes therein) so long as such Effects do not disproportionately have a greater adverse impact on the Company relative to other companies operating in the industry or industries in which the Company operates; (iii) any generally applicable change in law, including the rules, regulations and administrative policies of the FDA or GAAP or interpretation of any of the foregoing, in each case occurring after the date hereof so long as such Effects do not disproportionately have a greater adverse impact on the Company relative to other companies operating in the industry or industries in which the Company operates; (iv) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, unless such Effects have a greater adverse impact on the Company relative to other companies operating in the pharmaceutical industry; (v) the announcement or pendency of the transactions contemplated by this Agreement and compliance with the terms and conditions of this Agreement; (vi) any failure by the Company (but not the underlying causes thereof) to meet any estimates or expectations of the Company’s development programs, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts or other financial performance or results of operations, (vii) determinations by Governmental Authorities, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates of Persons (other than the Company) similar to or competitive with Company products or product candidates or the results of any clinical trial with respect to any such products or product candidates, and (viii) any action taken by the Company at the request or with the consent of Parent.

“Company Notes” shall mean the Convertible Promissory Notes issued by the Company pursuant to that certain Note Purchase Agreement, dated March 15, 2011, by and among the Company and the Investors thereto.

“Company Notice” shall have the meaning set forth in Section 5.3(e).

“Company Permits” shall have the meaning set forth in Section 3.19(a).

“Company Preferred Stock” shall mean the Company Series A-2 Preferred Stock, the Company Series B-2 Preferred Stock, the Company Series C-2 Preferred Stock and the Company Series D-2 Preferred Stock.

“Company Regulatory Agency” shall have the meaning set forth in Section 3.19(a).

“Company Regulatory Filings” shall have the meaning set forth in Section 3.19(a).

“Company Securities” shall have the meaning set forth in Section 3.5(c).

“Company Series A-2 Preferred Stock” shall mean the Series A-2 Preferred Stock of the Company, par value $0.001 per share.

“Company Series B-2 Preferred Stock” shall mean the Series B-2 Preferred Stock of the Company, par value $0.001 per share.

“Company Series C-2 Preferred Stock” shall mean the Series C-2 Preferred Stock of the Company, par value $0.001 per share.

“Company Series D-2 Preferred Stock” shall mean the Series D-2 Preferred Stock of the Company, par value $0.001 per share, including the shares of Series C-2 Preferred Stock of the Company issuable upon conversion of the Company Notes immediately prior to the consummation of the Merger.

“Company Special Meeting” shall have the meaning set forth in Section 5.7(a).

“Company Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Stock Option” shall mean an option to purchase shares of Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” shall have the meaning set forth in Section 3.5(a).

“Company Stockholder Approval” shall have the meaning set forth in Section 3.2.

“Company Subsidiaries” shall have the meaning set forth in Section 3.1(a).

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.11.

“Company Warrant” shall mean a warrant to purchase shares of Company Stock.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.5.

“Contract” shall mean, with respect to any Person, any agreement, instrument, contract, obligation, commitment or arrangement, in each case, in writing, to which such Person is a party, other than any Company Employee Benefit Plan or any Parent Employee Benefit Plan.

“Damages” shall mean any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature.

“Delaware Secretary” shall have the meaning set forth in Section 1.2.

“DGCL” shall have the meaning set forth in the Recitals to this Agreement.

“Dissenting Shares” shall have the meaning set forth in Section 2.3.

“DOJ” shall have the meaning set forth in Section 5.9(a).

“Effective Time” shall have the meaning set forth in Section 1.2.

“EMA” shall mean the European Medicines Agency.

“Environmental Law” shall mean any Applicable Law, rule or regulation promulgated by any Government Authority relating to: (i) the control of any potential Hazardous Materials or protection of the air, water or land; (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation of Hazardous Materials; (iii) human health and safety with respect to exposures to and management of Hazardous Materials; or (iv) the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“Exchange” shall mean the NASDAQ Global Market.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Exchange Fund” shall have the meaning set forth in Section 2.2(b).

“Exchange Ratio” shall mean that number of shares of Parent Common Stock equal to the quotient obtained by dividing (i) the product obtained by multiplying (A) 3 times (B) the Parent Fully Diluted Stock, as determined immediately prior to the Effective Time (but after effecting the Reverse Stock Split); by (ii) the Company Fully Diluted Stock, as determined immediately prior to the Effective Time.

“Expenses” shall mean and includes all reasonable out of pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, due diligence, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of Registration Statement, the Joint Proxy Statement and the solicitation of the Company Stockholder Approval and the Parent Stockholder Approval, as applicable, and all other matters related to the transactions contemplated hereby.

“FCPA” shall have the meaning set forth in Section 3.19(d).

“FDA” shall have the meaning set forth in Section 3.19(a).

“FDCA” shall have the meaning set forth in Section 3.19(a).

“Federal Health Care Program” shall mean Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other state or federal health care program.

“FTC” shall have the meaning set forth in Section 5.9(a).

“GAAP” shall have the meaning set forth in Section 3.7.

“Government Authority” shall mean any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority (including the Exchange).

“Hazardous Materials” shall mean and include any substance that has been designated by any Government Authority or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant thereto, in all cases excluding office and janitorial supplies (insofar as they are stored or used in the ordinary course of business).

“Hazardous Materials Activities” shall have the meaning set forth in Section 3.20(b).

“HIPAA” shall have the meaning set forth in Section 3.19(n).

“HSR Act” shall have the meaning set forth in Section 3.3.

“Intellectual Property” shall mean and include all algorithms, biological materials, cell lines, clinical data, chemical compositions or structures, databases and data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks, methods, processes, proprietary information, protocols, schematics, specifications, software, techniques, URLs, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).

“Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) Patents rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in the foregoing clauses (i) through (v).

“Interim Period” shall have the meaning set forth in Section 5.1.

“Intervening Event” shall mean, with respect to Person, a material event or circumstance that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known or reasonably foreseeable by the board of directors of such Person, provided that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

“IRS” shall have the meaning set forth in Section 3.18(h).

“Joint Proxy Statement” shall have the meaning set forth in Section 3.21.

“Key Company Stockholder” shall mean each of Felix J. Baker; 14159, L.P.; 667, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; Baker Brothers Life Sciences, L.P.; Baker/Tisch Investments, L.P.; FBB Associates; Andrew H. Tisch; Daniel R. Tisch; James S. Tisch; Thomas J. Tisch; James S. Tisch 1995 Issue Trust; Thomas J. Tisch 1994 Issue Trust; Ten Partners; James L.L. Tullis; TD Javelin Capital Fund II, L.P.; TD Lighthouse Capital Fund, L.P.; Tullis-Dickerson Capital Focus II, L.P.; Srini Akkaraju; New Leaf Ventures II, L.P.; Stephen R. Biggar; Mark Goldberg; Thomas R. Malley; Sanj K. Patel; Robyn Samuels; Carsten Boess; Eric Grinstead; Chris Heberlig and Anthony Quinn.

“Key Parent Partner” shall have the meaning set forth in Section 5.2(a).

“Key Parent Stockholder” shall mean each of Felix J. Baker; Julian C. Baker; 14159, L.P.; 667, L.P.; Baker Bros. Investments, L.P.; Baker Bros. Investments II, L.P.; Baker Brothers Life Sciences, L.P.; Baker/Tisch Investments, L.P.; FBB Associates; Baker Biotech II (A), L.P.; Stephen R. Davis; Barry Quart, Martin A. Mattingly and James R. Thomas.

“Key Product” shall mean SBC-102.

An individual shall be deemed to have “knowledge” of a particular fact, circumstance or matter if such individual is actually aware of such fact, circumstance or matter. A Person (other than an individual) shall be deemed to have “knowledge” of a particular fact, circumstance or other matter if any individual who is serving, at the time the same is to be determined, as a director or officer of such Person has knowledge of such fact, circumstance or other matter.

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(a).

“Merger Consideration Shares” shall have the meaning set forth in Section 2.2(d).

“Merger Sub” shall have the meaning set forth in the Preamble to this Agreement.

“Order” shall have the meaning set forth in Section 3.12(b).

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Parent” shall have the meaning set forth in the Preamble to this Agreement.

“Parent Balance Sheet” shall have the meaning set forth in Section 4.8.

“Parent Board Recommendation” shall have the meaning set forth in Section 5.7(b).

“Parent Charter Amendment” shall have the meaning set forth in Section 4.4.

“Parent Common Stock” shall mean the common stock, par value $0.001 per share, of Parent.

“Parent Contract” shall have the meaning set forth in Section 4.15(a).

“Parent Disclosure Schedule” shall have the meaning set forth in ARTICLE IV.

“Parent Employee Benefit Plans” shall have the meaning set forth in Section 4.19(a).

“Parent ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including Parent or any of the Parent Subsidiaries.

“Parent Financial Statements” shall have the meaning set forth in Section 4.8.

“Parent Fully Diluted Stock” shall mean, as of any specific time, the total number of shares of Parent Common Stock outstanding, together with (i) all shares of Parent Common Stock issuable upon the conversion of any shares of Parent Preferred Stock then outstanding or Parent Preferred Stock issuable under any note, warrant or other Contract; and (ii) all shares of Parent Common Stock that the Company may be required to issue or deliver pursuant to any (A) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of Parent Common Stock; or (B) outstanding security or Contract that is or may become convertible into or exchangeable for any shares of Parent Common Stock, in each case of clause “(A)” and “(B)” regardless of the conversion or exercise price, whether vested or unvested and any other terms and conditions thereof.

“Parent Indemnified Person” shall have the meaning set forth in Section 5.12(a).

“Parent IP” shall mean all Intellectual Property Rights and Intellectual Property owned (solely or jointly) by or exclusively licensed to Parent or any of the Parent Subsidiaries.

“Parent IP Contract” shall mean any Contract to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries is bound, that contains any assignment or license of, covenant not to assert or enforce or granting of any other rights in, any Intellectual Property Right, including but not limited to any Parent IP or other Intellectual Property developed by, with, or for Parent or any of the Parent Subsidiaries.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has resulted in or would reasonably be expected to result in (a) any change or effect that is materially adverse to the properties, assets, liabilities, condition (financial or otherwise), business or results of operations of Parent and the Parent Subsidiaries, taken as a whole, (b) any material breach by Parent or the Key Parent Partner of any agreement, arrangement or Contract between Parent or the Parent Subsidiaries and the Key Parent Partner; provided that a breach by Key Parent Partner shall not be deemed to constitute a Parent Material Adverse Effect so long as Parent uses commercially reasonable efforts to cause Key Parent Partner to remedy such breach and seek all available remedies as a result of such breach, (c) any suspension or revocation by a Government Authority of marketing authorization of Parent Product in any of the top eight (8) countries of the world from which the Key Parent Partner derives revenues from sales of the Parent Product, (d) any supply failure of the Parent Product that would reasonably be expected to materially impact for two or more quarters the revenues anticipated to be received by Parent under the Amended and Restated Agreement effective January 1, 2011 between Parent and Hoffman-La Roche Inc., or (e) if shares of Parent Common Stock cease to be listed on the Exchange; provided that a temporary suspension of trading shall not be deemed to constitute a Parent Material Adverse Effect; provided, however, that no Effects resulting from the following will be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur: (i) conditions (or changes therein) in any industry or industries in which Parent operates (including the medical and pharmaceutical industries) so long as such Effects do not disproportionately have a greater adverse impact on Parent relative to other companies operating in such industry or industries; (ii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), so long as such Effects do not disproportionately have a greater adverse impact on Parent relative to other companies operating in the industry or industries in which Parent operates; (iii) any generally applicable change in law, including the rules, regulations and administrative policies of the FDA or GAAP or interpretation of any of the foregoing, in each case occurring after the date hereof, so long as such Effects do not disproportionately have a greater adverse impact on Parent relative to other companies operating in the industry or industries in which Parent operates; (iv) any actions taken pursuant to the express terms of the Merger Agreement or at the written request of the Company; (v) changes in the price of the Parent Common Stock or the trading volume of shares of Parent Common Stock; (vi) any failure by Parent to meet any published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; (vii) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, unless such Effects have a greater adverse impact on Parent relative to other companies operating in the pharmaceutical industry; (viii) the announcement or pendency of the transactions contemplated by this Agreement and compliance with the terms and conditions of this Agreement; and (ix) determinations by Governmental Authorities, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates of Persons (other than Parent) similar to or competitive with Parent products or product candidates or the results of any clinical trial with respect to any such products or product candidates.

“Parent Notice” shall have the meaning set forth in Section 5.4(e).

“Parent Permits” shall have the meaning set forth in Section 4.20(a).

“Parent Preferred Stock” shall mean the preferred stock, par value $0.001 per share, of Parent.

“Parent Product” shall mean the product including T20 as an active ingredient that is sold under the brand name FUZEON.

“Parent Regulatory Agency” shall have the meaning set forth in Section 4.20(a).

“Parent Regulatory Filings” shall have the meanings set forth in Section 4.20(a).

“Parent SEC Documents” shall have the meaning set forth in Section 4.7(a).

“Parent Securities” shall have the meaning set forth in Section 4.5(c).

“Parent Special Meeting” shall have the meaning set forth in Section 5.7(a).

“Parent Stock Option” shall mean an option to purchase shares of Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plans” shall have the meaning set forth in Section 4.5(a).

“Parent Stockholder Approval” shall have the meaning set forth in Section 4.2.

“Parent Subsidiaries” shall have the meaning set forth in Section 4.1(a).

“Parent Subsidiary Securities” shall have the meaning set forth in Section 4.12.

“Patents” shall mean patents and patent applications (including provisional, continuation, divisional, continuation-in-part, reexamination, and reissue patent applications and any patents issuing therefrom) and utility models, industrial designs, and other government-issued rights protecting inventions and industrial designs, however denominated, registered with any governmental entity and all applications for any of the foregoing.

“Pension Plans” shall have the meaning set forth in Section 3.18(a).

“Permitted Liens” shall mean and include: (i) liens for current Taxes not yet due and payable or which are being contested in good faith; (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; (iii) inchoate mechanics’ and materialmen’s liens for construction in progress; (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business; (v) liens securing debt reflected on the Company Balance Sheet or Parent Balance Sheet, as applicable; (vi) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business; (vii) liens recorded pursuant to any Environmental Law; (xiii) licenses of Intellectual Property; or (ix) liens or failures to have good and valid title which have not had, or would not reasonably be expected to result in, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Permitted Transfer” shall have the meaning set forth in Section 2.2(d)(i).

“Permitted Transferee” shall have the meaning set forth in Section 2.2(d)(i).

“Person” shall mean any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

“PHSA” shall have the meaning set forth in Section 3.19(a).

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Government Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Registration Statement” shall have the meaning set forth in Section 4.22.

“Representatives” shall mean a party’s officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Reverse Stock Split” shall have the meaning set forth in Section 4.4.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 4.7(a).

“SEC” shall have the meaning set forth in Section 4.7(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Social Security Act” shall have the meaning set forth in Section 3.19(l).

“Subject Company” shall mean a party to this Agreement who is the subject of an Acquisition Proposal.

“Subsidiary”, when used with respect to any Person, shall mean any corporation or other organization, whether incorporated or unincorporated, of which: (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise); or (ii) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal (provided that, for purposes of this definition, references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%) which the board of directors of the Subject Company determines in good faith (after consultation with its financial advisor): (i) to be reasonably likely to be consummated if accepted; and (ii) to be more favorable to the Subject Company’s stockholders from a financial point of view than the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by the other party in response to such Acquisition Proposal and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 3.23.

“Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income (gross or net), profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations imposed by law for the Taxes of another Person, including under Treasury Regulations Section 1.1502-6 and analogous provisions of foreign, state and local law.

“Tax Return” or “Tax Returns” refers to all federal, state and local and foreign returns, schedules, estimates, information statements and reports filed or required to be filed by Parent, the Parent Subsidiaries, the Company or the Company Subsidiaries, in each case, relating to Taxes.

“Termination Fee” shall mean $3,000,000.

“Transfer” shall have the meaning set forth in Section 2.2(d)(i).

“Voting Agreement” shall have the meaning set forth in the Recitals to this Agreement.

“WARN Act” shall mean the U.S. Worker Adjustment and Retraining Notification Act and the rules and regulations issued thereunder and any similar applicable state or local law and the rules and regulations issued thereunder.

“Welfare Plans” shall have the meaning set forth in Section 3.18(a).

**************

EXHIBIT B

FORM OF COMPANY STOCKHOLDER VOTING AGREEMENT

EXHIBIT B

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

Annex B

FORM OF TRIMERIS STOCKHOLDER VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) dated June 13, 2011, is entered into among Synageva BioPharma Corp., a Delaware corporation (“Synageva”), and each of the stockholders listed on Schedule I to this Agreement (each a “Stockholder” and collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, Trimeris, Inc., a Delaware corporation (“Trimeris”), Tesla Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Trimeris (“Merger Sub”), and Synageva have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Synageva, and Synageva will be the surviving entity (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the “Shares”) of Parent Common Stock, set forth opposite such Stockholder’s name on Schedule I attached hereto (such Shares, together with any other shares of capital stock of Trimeris acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or any other convertible or exchangeable securities or similar instruments), being collectively referred to herein as such Stockholder’s “Subject Shares”);

WHEREAS, as a condition to the consummation of the Merger, and in order to induce Synageva to enter into the Merger Agreement and consummate the Merger, Synageva has required that each Stockholder agree, and each Stockholder is willing to agree, to the matters set forth herein;

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, Synageva, on the one hand, and each Stockholder, severally and not jointly, on the other hand, agree as follows:

Section 1. Defined Terms. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Section 2. Voting of Shares.

(a) Voting. Until this Agreement is terminated in accordance with its terms, Stockholder hereby agrees to vote (or cause to be voted) all of Stockholder’s Subject Shares, at every annual, special or other meeting of the stockholders of Trimeris, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

(i) in favor of the approval the Parent Charter Amendment, the issuance of shares of Parent Common Stock pursuant to the Merger Agreement, and any actions required in furtherance thereof;

(ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Trimeris under the Merger Agreement; and

(iii) against (A) any Acquisition Proposal involving Trimeris or any of its subsidiaries, or (B) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

Prior to the termination of this Agreement, Stockholder shall not enter into any agreement, understanding or arrangement (whether written or oral) with any Person to vote or give instructions in any manner inconsistent with clauses “(i)”, “(ii)” or “(iii)” of this Section 2(a).

(b) Grant of Irrevocable Proxy.

(i) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Synageva a proxy in the form attached hereto as Exhibit A, which shall be irrevocable to the fullest extent permitted by law with respect to the securities referred to therein (the “Proxy”); and (ii) if applicable, Stockholder shall cause to be delivered to Synageva an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding Subject Shares that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act) but not of record by Stockholder.

(ii) Stockholder shall not enter into any tender, voting or other agreement, understanding or arrangement, or grant a proxy or power of attorney with respect to Stockholder’s Subject Shares that is inconsistent with this Agreement or otherwise take any other action with respect to Stockholder’s Subject Shares that would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder or the transactions contemplated hereby or under any proxy delivered to Synageva by Stockholder or on Stockholder’s behalf.

Section 3. Fiduciary Responsibilities. If Stockholder (or an affiliate or designee of Stockholder) is or becomes during the term hereof a director or officer of Trimeris, Stockholder does not make (or shall not be deemed to have made) any agreement or understanding herein in such person’s capacity as such director or officer of Trimeris. Without limiting the generality of the foregoing, Stockholder signs solely in his, her or its capacity as the record and beneficial owner of Stockholder’s Subject Shares and nothing herein shall limit or affect any actions taken by Stockholder (or an affiliate or designee of Stockholder) in his or her capacity as an officer or director of Trimeris in exercising his or her or Trimeris’ or Trimeris’ board of directors’ rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.

Section 4. Representations and Warranties of Stockholder. Stockholder represents and warrants to Synageva as follows:

(a) Binding Agreement. Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Synageva, this Agreement constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) No Conflict. Neither the execution and delivery of this Agreement by Stockholder, nor the performance by Stockholder of its obligations hereunder will (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or the HSR Act or as would not prevent, delay or otherwise impair Stockholder’s ability to perform its obligations hereunder) with, or notification to, any Government Authority, (ii) if Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Stockholder or Stockholder’s Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of Stockholder’s Subject Shares, except, in the case of clause (iii), as would not prevent, delay or otherwise impair Stockholder’s ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a Government Authority, except, in the case of clause (iv), as would not prevent, delay or otherwise impair Stockholder’s ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Stockholder or Stockholder’s Subject Shares. If Stockholder is a married individual and Stockholder’s Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, Stockholder’s spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) Ownership of Shares. Stockholder is the record and beneficial owner of the Shares and options, warrants and any additional rights to acquire Shares set forth opposite Stockholder’s name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares), except for any such encumbrances arising hereunder. Other than as set forth on Schedule I, as of the date of this Agreement, Stockholder does not own (beneficially or otherwise) any shares of Parent Common Stock or any options, warrants, notes or other rights to acquire shares of Parent Common Stock. No Person has any right to acquire from Stockholder any of the securities set forth on Schedule I and Stockholder has no obligation to sell or dispose of any such securities. Except for the rights granted to Synageva under this Agreement, Stockholder holds exclusive power to vote the Shares set forth opposite Stockholder’s name on Schedule I attached hereto.

(d) Broker Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of Stockholder in connection with its entering into this Agreement.

(e) Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date hereof and will be accurate in all respects at all times prior to the termination of this Agreement as if made on and as of any such time or date.

Section 5. Transfer and Other Restrictions. Until this Agreement is terminated in accordance with its terms:

(a) Certain Prohibited Transfers. Stockholder agrees not to (directly or indirectly):

(i) (A) sell, transfer, pledge, encumber, assign, make any short sale of, or enter into any hedging or similar transaction having the same economic effect as a sale, or otherwise dispose of Stockholder’s Subject Shares or any interest contained therein, or (B) enter into any contract, option or other arrangement or understanding with respect to any matter referred to in clause “(A)” relating to the Stockholder’s Subject Shares or any interest contained therein (each of the matters in clauses “(A)” and “(B”) collectively referred to herein as a “Transfer”);

(ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to Stockholder’s Subject Shares, other than this Agreement;

(iii) enter into, or deposit Stockholder’s Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of Stockholder’s Subject Shares; or

(iv) commit or agree to take any of the foregoing actions.

(b) Permitted Transfers. Neither Section 5(a) nor Section 7 hereof shall prohibit a Transfer of Subject Shares by Stockholder (any such Transfer, a “Permitted Transfer”): (i) if Stockholder is an individual: (A) to any member of Stockholder’s immediate family; or to a trust or other estate planning vehicle for the benefit of Stockholder or any member of Stockholder’s immediate family; or (B) upon the death of Stockholder to Stockholder’s heirs; (ii) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation, trust or other business entity under common control with Stockholder; or (iii) to another holder of the capital stock of Trimeris that has signed a voting agreement in substantially the form hereof; provided however, that a Transfer referred to on this Section 5(b) shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing, reasonably satisfactory in form and substance to Synageva, to be bound by all of the terms of this Agreement and provides a Proxy as required by Section 2(b) hereof.

(c) Efforts. Stockholder agrees not to take any action which would make any representation or warranty of Stockholder herein untrue or incorrect in any material respect as of any time prior to the termination hereof or take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 3 hereof, until this Agreement is terminated in accordance with its terms, Stockholder shall use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary or desirable to vote (or cause to be voted) all of Stockholder’s Subject Shares in accordance with Section 2(a) of this Agreement (including executing and delivering additional documents as Synageva may request, at the cost and expense of Synageva).

(d) Additional Shares. In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of Trimeris on, of or affecting Stockholder’s Subject Shares or (ii) Stockholder becomes the beneficial owner of any additional shares of Parent Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of Trimeris held by Stockholder immediately following the effectiveness of the events described in clause (i) or Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were Stockholder’s Subject Shares hereunder. Stockholder hereby agrees, until this Agreement is terminated in accordance with its terms, to notify Synageva of the number of any new shares of Parent Common Stock acquired by Stockholder, if any, after the date hereof.

Section 6. Appraisal Rights. Stockholder hereby agrees not to exercise any appraisal rights or any dissenters’ rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Merger.

Section 7. No Solicitation. Until this Agreement is terminated in accordance with its terms, Stockholder shall not, nor shall Stockholder permit any investment banker, attorney or other advisor or representative of the Stockholder to, directly or indirectly through another Person, take any action that Trimeris is prohibited from taking or authorizing to be taken pursuant to Section 5.4 of the Merger Agreement; provided, however, that any action which is permitted by the Merger Agreement to be taken by Stockholder (or an affiliate or designee of Stockholder) in his or her capacity as a director or officer of Trimeris or which is permitted by Section 3 hereof shall not be prohibited by the foregoing so long as such action is taken by Stockholder (or such affiliate or designee) in his or her actual capacity as a director or officer of Trimeris.

Section 8. Specific Enforcement; Jurisdiction. Stockholder agrees that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with the terms hereof or were otherwise breached and that Synageva shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that Synageva will be entitled to an injunction or injunctions to prevent breaches of this Agreement or the Proxy and to enforce specifically the terms and provisions of this Agreement or the Proxy in any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of Stockholder and Synageva hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement or the Proxy, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or the Proxy or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.

Section 9. Termination. This Agreement shall terminate and cease to have any force or effect on the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the written agreement of Synageva and Stockholder to terminate this Agreement, (c) the consummation of the Merger, and (d) the amendment, modification or waiver of the Merger Agreement to alter the Merger Consideration in a manner adverse to Stockholder unless such amendment, modification or waiver has been consented to by Stockholder in writing prior to or simultaneously with such amendment, modification or waiver; provided, however, that (i) Sections 8 through 19 shall survive any termination of this Agreement and (ii) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.

Section 10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (a) if to g, to the appropriate address set forth in Section 9.4 of the Merger Agreement (with a copy to Paul, Hastings, Janofsky & Walker, LLP); (b) if to Synageva, to the appropriate address set forth in Section 9.4 of the Merger Agreement (with a copy to Ropes & Gray LLP), and (c) if to Stockholder, to the appropriate address set forth on Schedule I hereto.

Section 11. Stockholder Information. Stockholder agrees to permit Trimeris to publish and disclose in the Registration Statement, the Joint Proxy Statement and any other public disclosure that Synageva and Trimeris mutually determine to be necessary and desirable in connection with the Merger and any of the other transactions contemplated by the Merger Agreement the identity of Stockholder and the ownership of securities of Trimeris or Synageva and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and the Proxy. Trimeris shall provide drafts of such disclosures to be made in the Registration Statement and Joint Proxy Statement and such other public disclosures to Stockholder reasonably in advance of such disclosures and shall consider in good faith any comments provided by Stockholder in a timely manner.

Section 12. Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to Stockholder’s Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of Stockholder’s Subject Shares shall pass, whether by operation of law or otherwise, including Stockholder’s heirs, guardians, administrators or successors.

Section 13. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 14. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Synageva and Stockholder.

Section 15. Successors and Assigns. Neither this Agreement nor any rights or obligations hereunder shall be assigned (by operation of law or otherwise) or delegated to any Person without the prior written consent of the other parties hereto and any attempted assignment or delegation thereof shall be void ab initio. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party’s heirs, beneficiaries, executors, successors, representatives and permitted assigns. Nothing in this Agreement is intended to confer on any Person (other than the parties hereto and their successors and permitted assigns) any rights or remedies of any nature.

Section 16. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission, electronic delivery or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement and shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

Section 17. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

Section 18. Waiver. Subject to the remainder of this Section 19, at any time prior to the termination of this Agreement, any party hereto may: (i) extend the time for performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party to this Agreement or in any document (including the Proxy) delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any power, right, privilege or remedy available to such party arising out of this Agreement, unless such waiver is expressly set forth in a written instrument duly executed and delivered by the party waiving such power, right, privilege or remedy; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 19. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 20. Several Obligations. Notwithstanding anything to the contrary in this Agreement, the obligations of each Stockholder who is a signatory to this Agreement are several and not joint. In no event shall any Stockholder who is a signatory to this Agreement have any liability or obligation with respect to the acts or omissions of any other Stockholder who is also a signatory to this Agreement.

Section 21. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

SYNAGEVA BIOPHARMA CORP.

By:
Name:
Title:

STOCKHOLDER:

By:
Name:

[Signature Page to Voting Agreement]

SCHEDULE I TO

VOTING AGREEMENT

Name	Address	Shares of Parent Common Stock	Options to Purchase Parent Common Stock

EXHIBIT A

FORM OF IRREVOCABLE PROXY

IRREVOCABLE PROXY

Each undersigned stockholder (each a “Stockholder”) of Trimeris, Inc., a Delaware corporation (“Trimeris”), severally and not jointly, hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Synageva BioPharma Corp., a Delaware corporation (“Synageva”) and Sanj Patel and Carsten Boess, solely in their capacities as executive officers of Synageva, and each of them, the attorneys and proxies of the Stockholder, with full power of substitution and resubstitution, to the full extent of Stockholder’s rights with respect to the outstanding shares of capital stock of Trimeris owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy. (The shares of the capital stock of Trimeris referred to in the immediately preceding sentence are referred to as the “Shares.”) Upon the execution of this proxy, all prior proxies given by Stockholder with respect to any of the Shares are hereby revoked, and Stockholder agrees that no subsequent proxies inconsistent with this Proxy will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with, and as security for, the Voting Agreement, dated as of the date hereof, between Synageva and Stockholder (the “Voting Agreement”), and is granted in consideration of and as an inducement to Synageva entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Synageva, Trimeris, and Tesla Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Trimeris (the “Merger Agreement”), whereby Merger Sub will be merged with and into Synageva (the “Merger”). This proxy will terminate on the termination of the Voting Agreement in accordance with its terms.

Prior to the termination of the Voting Agreement, the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote any Shares owned by Stockholder, at any meeting of the stockholders of Trimeris, however called, or at any adjournment or postponement thereof and on every action or approval by written consent of the stockholders of Trimeris:

(i) in favor of the approval the Parent Charter Amendment, the issuance of shares of Parent Common Stock pursuant to the Merger Agreement, and any actions required in furtherance thereof;

(ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Trimeris under the Merger Agreement; and

(iii) against (a) any Acquisition Proposal (as defined in the Merger Agreement) involving Trimeris or any of its subsidiaries, or (b) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this proxy or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this proxy so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

[Signature page follows]

Dated: June 13, 2011	STOCKHOLDER

Signature

Printed Name

Number of shares of capital stock of Trimeris owned of record as of the date of this proxy:

Number of options to purchase capital stock of Parent owned of record as of the date of this proxy:

Annex C

FORM OF SYNAGEVA STOCKHOLDER VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) dated June 13, 2011, is entered into among Trimeris, Inc., a Delaware Corporation (“Parent”), each of the stockholders listed on Schedule I to this Agreement (each a “Stockholder” and collectively, the “Stockholders”), and Synageva BioPharma Corp., a Delaware Corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Tesla Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the “Shares”) of Company Stock, set forth opposite such Stockholder’s name on Schedule I attached hereto (such Shares, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or any other convertible or exchangeable securities or similar instruments), being collectively referred to herein as such Stockholder’s “Subject Shares”);

WHEREAS, as a condition to the consummation of the Merger, and in order to induce Parent to enter into the Merger Agreement and consummate the Merger, Parent has required that each Stockholder agree, and each Stockholder is willing to agree, to the matters set forth herein;

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, Parent, on the one hand, and each Stockholder, severally and not jointly, on the other hand, agree as follows:

Section 1. Defined Terms. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Section 2. Voting of Shares.

(a) Voting. Until this Agreement is terminated in accordance with its terms, Stockholder hereby agrees to vote (or cause to be voted) all of Stockholder’s Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

(i) in favor of the Merger and the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof;

(ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and

(iii) against (A) any Acquisition Proposal involving the Company or any of its subsidiaries, or (B) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

Prior to the termination of this Agreement, Stockholder shall not enter into any agreement, understanding or arrangement (whether written or oral) with any Person to vote or give instructions in any manner inconsistent with clauses “(i)”, “(ii)” or “(iii)” of this Section 2(a).

(b) Grant of Irrevocable Proxy.

(i) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A, which shall be irrevocable to the fullest extent permitted by law with respect to the securities referred to therein (the “Proxy”); and (ii) if applicable, Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding Subject Shares that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act) but not of record by Stockholder.

(ii) Stockholder shall not enter into any tender, voting or other agreement, understanding or arrangement, or grant a proxy or power of attorney with respect to Stockholder’s Subject Shares that is inconsistent with this Agreement or otherwise take any other action with respect to Stockholder’s Subject Shares that would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder or the transactions contemplated hereby or under any proxy delivered to Parent by Stockholder or on Stockholder’s behalf.

Section 3. Fiduciary Responsibilities. If Stockholder (or an affiliate or designee of Stockholder) is or becomes during the term hereof a director or officer of the Company, Stockholder does not make (or shall not be deemed to have made) any agreement or understanding herein in such person’s capacity as such director or officer of the Company. Without limiting the generality of the foregoing, Stockholder signs solely in his, her or its capacity as the record and beneficial owner of Stockholder’s Subject Shares and nothing herein shall limit or affect any actions taken by Stockholder (or an affiliate or designee of Stockholder) in his or her capacity as an officer or director of the Company in exercising his or her or the Company’s or the Company’s board of directors’ rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.

Section 4. Representations and Warranties of Stockholder. Stockholder represents and warrants to Parent as follows:

(a) Binding Agreement. Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) No Conflict. Neither the execution and delivery of this Agreement by Stockholder, nor the performance by Stockholder of its obligations hereunder will (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or the HSR Act or as would not prevent, delay or otherwise impair Stockholder’s ability to perform its obligations hereunder) with, or notification to, any Government Authority, (ii) if Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Stockholder or Stockholder’s Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of Stockholder’s Subject Shares, except, in the case of clause (iii), as would not prevent, delay or otherwise impair Stockholder’s ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a Government Authority, except, in the case of clause (iv), as would not prevent, delay or otherwise impair Stockholder’s ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Stockholder or Stockholder’s Subject Shares. If Stockholder is a married individual and Stockholder’s Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, Stockholder’s spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) Ownership of Shares. Stockholder is the record and beneficial owner of the Shares and options, warrants and any additional rights to acquire Shares set forth opposite Stockholder’s name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares), except for any such encumbrances arising hereunder. Other than as set forth on Schedule I, as of the date of this Agreement, Stockholder does not own (beneficially or otherwise) any shares of Company Stock or any options, warrants, notes or other rights to acquire shares of Company Stock. No Person has any right to acquire from Stockholder any of the securities set forth on Schedule I and Stockholder has no obligation to sell or dispose of any such securities. Except for the rights granted to Parent under this Agreement, Stockholder holds exclusive power to vote the Shares set forth opposite Stockholder’s name on Schedule I attached hereto.

(d) Broker Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of Stockholder in connection with its entering into this Agreement.

(e) Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date hereof and will be accurate in all respects at all times prior to the termination of this Agreement as if made on and as of any such time or date.

Section 5. Transfer and Other Restrictions. Until this Agreement is terminated in accordance with its terms:

(a) Certain Prohibited Transfers. Stockholder agrees not to (directly or indirectly):

(i) (A) sell, transfer, pledge, encumber, assign, make any short sale of, or enter into any hedging or similar transaction having the same economic effect as a sale, or otherwise dispose of Stockholder’s Subject Shares or any interest contained therein, or (B) enter into any contract, option or other arrangement or understanding with respect to any matter referred to in clause “(A)” relating to the Stockholder’s Subject Shares or any interest contained therein (each of the matters in clauses “(A)” and “(B”) collectively referred to herein as a “Transfer”);

(ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to Stockholder’s Subject Shares, other than this Agreement;

(iii) enter into, or deposit Stockholder’s Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of Stockholder’s Subject Shares; or

(iv) commit or agree to take any of the foregoing actions.

(b) Permitted Transfers. Section 5(a) hereof shall not prohibit a Transfer of Subject Shares by Stockholder (any such Transfer, a “Permitted Transfer”): (i) if Stockholder is an individual: (A) to any member of Stockholder’s immediate family; or to a trust or other estate planning vehicle for the benefit of

Stockholder or any member of Stockholder’s immediate family; or (B) upon the death of Stockholder to Stockholder’s heirs; (ii) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation, trust or other business entity under common control with Stockholder, or if Stockholder is a trust, to a beneficiary; or (iii) to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof; provided however, that a Transfer referred to on this Section 5(b) shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement and provides a Proxy as required by Section 2(b) hereof.

(c) Efforts. Stockholder agrees not to take any action which would make any representation or warranty of Stockholder herein untrue or incorrect in any material respect as of any time prior to the termination hereof or take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 3 hereof, until this Agreement is terminated in accordance with its terms, Stockholder shall use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary or desirable to vote (or cause to be voted) all of Stockholder’s Subject Shares in accordance with Section 2(a) of this Agreement (including executing and delivering additional documents as Parent may request, at the cost and expense of Parent).

(d) Additional Shares. In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting Stockholder’s Subject Shares or (ii) Stockholder becomes the beneficial owner of any additional shares of Company Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of the Company held by Stockholder immediately following the effectiveness of the events described in clause (i) or Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were Stockholder’s Subject Shares hereunder. Stockholder hereby agrees, until this Agreement is terminated in accordance with its terms, to notify Parent of the number of any new shares of Company Stock acquired by Stockholder, if any, after the date hereof.

Section 6. Appraisal Rights. Stockholder hereby agrees not to exercise any appraisal rights or any dissenters’ rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Merger.

Section 7. No Solicitation. Until this Agreement is terminated in accordance with its terms, Stockholder shall not, nor shall Stockholder permit any investment banker, attorney or other advisor or representative of the Stockholder to, directly or indirectly through another Person, take any action that the Company is prohibited from taking or authorizing to be taken pursuant to Section 5.3 of the Merger Agreement; provided, however, that any action which is permitted by the Merger Agreement to be taken by Stockholder (or an affiliate or designee of Stockholder) in his or her capacity as a director or officer of the Company or which is permitted by Section 3 hereof shall not be prohibited by the foregoing so long as such action is taken by Stockholder (or such affiliate or designee) in his or her actual capacity as a director or officer of the Company.

Section 8. Termination of Company Agreements. Reference is made to that certain Note Purchase Agreement by and between the Company and the Investors listed on Schedule 1.1 thereto, dated as of March 15, 2011 (the “Note Purchase Agreement”), that certain Information and Registration Rights Agreement by and between the Company and the Investors listed on Schedule 1.1. thereto, dated as of April 1, 2009, as amended September 25, 2009 and March 15, 2011 (the “Registration Rights Agreement”), that certain Amended and Restated Stockholders’ Agreement by and between the Company and the Investors listed on Exhibit A thereto, dated as of April 1, 2009, as amended (the “Stockholders’ Agreement”), and that certain Right of First Refusal and Co-Sale Agreement by and between the Company and the Investors and Common Holders listed on Exhibits A and B, respectively, thereto, dated March 25, 2010 (the “Right of First Refusal Agreement”). Pursuant to Section 8.6 of the Note Purchase Agreement, Section 18.5 of the Registration Rights Agreement, Section XI of

the Stockholders’ Agreement, and Section 11.5 of the Right of First Refusal Agreement, Stockholder hereby agrees that each of the Note Purchase Agreement, Stockholders’ Agreement, and Right of First Refusal Agreement, and Sections 2, 3 and 4 of the Registration Rights Agreement shall be terminated in their entirety with no further force and effect at the Effective Time. In addition, Stockholder, the Company and the Parent further agree that they shall each take all actions necessary to amend the Registration Rights Agreement so that the surviving provisions of the Registration Rights Agreement continue to apply to the shares of Parent Common Stock received in exchange for Registrable Securities (as defined in the Registration Rights Agreement) to the extent set forth in the Registration Rights Agreement, treating for this purpose the consummation of the Merger as a Qualified IPO (as defined in the Registration Rights Agreement).

Section 9. Specific Enforcement; Jurisdiction. Stockholder agrees that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with the terms hereof or were otherwise breached and that Parent shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that Parent will be entitled to an injunction or injunctions to prevent breaches of this Agreement or the Proxy and to enforce specifically the terms and provisions of this Agreement or the Proxy in any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of Stockholder and Parent hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement or the Proxy, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or the Proxy or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.

Section 10. Termination. This Agreement shall terminate and cease to have any force or effect on the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the written agreement of Parent and Stockholder to terminate this Agreement, (c) the consummation of the Merger, and (d) the amendment, modification or waiver of the Merger Agreement to alter the Merger Consideration in a manner adverse to Stockholder unless such amendment, modification or waiver has been consented to by Stockholder in writing prior to or simultaneously with such amendment, modification or waiver; provided, however, that (i) Sections 9 through 20 shall survive any termination of this Agreement and (ii) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.

Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (a) if to Parent, to the appropriate address set forth in Section 9.4 of the Merger Agreement (with a copy to Paul, Hastings, Janofsky & Walker, LLP); (b) if to the Company, to the appropriate address set forth in Section 9.4 of the Merger Agreement (with a copy to Ropes & Gray LLP), and (c) if to Stockholder, to the appropriate address set forth on Schedule I hereto.

Section 12. Stockholder Information. Stockholder agrees to permit Parent to publish and disclose in the Registration Statement, the Joint Proxy Statement and any other public disclosure that Parent and the Company mutually determine to be necessary and desirable in connection with the Merger and any of the other transactions contemplated by the Merger Agreement the identity of Stockholder and the ownership of securities of the Company or Parent and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and the Proxy. Parent shall provide drafts of such disclosures to be made in the Registration Statement, Joint Proxy Statement and such other public disclosures to Stockholder reasonably in advance of such disclosures and shall consider in good faith any comments provided by Stockholder in a timely manner.

Section 13. Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to Stockholder’s Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of Stockholder’s Subject Shares shall pass, whether by operation of law or otherwise, including Stockholder’s heirs, guardians, administrators or successors.

Section 14. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 15. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent and Stockholder, except that any modification, amendment, alteration or supplement of Section 8 shall require the execution and delivery of a written agreement executed by Parent, Stockholder and the Company.

Section 16. Successors and Assigns. Neither this Agreement nor any rights or obligations hereunder shall be assigned (by operation of law or otherwise) or delegated to any Person without the prior written consent of the other parties hereto and any attempted assignment or delegation thereof shall be void ab initio. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party’s heirs, beneficiaries, executors, successors, representatives and permitted assigns. Nothing in this Agreement is intended to confer on any Person (other than the parties hereto and their successors and permitted assigns) any rights or remedies of any nature.

Section 17. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission, electronic delivery or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement and shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

Section 18. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

Section 19. Waiver. Subject to the remainder of this Section 19, at any time prior to the termination of this Agreement, any party hereto may: (i) extend the time for performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party to this Agreement or in any document (including the Proxy) delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any power, right, privilege or remedy available to such party arising out of this Agreement, unless such waiver is expressly set forth in a written instrument duly executed and delivered by the party waiving such power, right, privilege or remedy; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 20. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 21. Several Obligations. Notwithstanding anything to the contrary in this Agreement, the obligations of each Stockholder who is a signatory to this Agreement are several and not joint. In no event shall any Stockholder who is a signatory to this Agreement have any liability or obligation with respect to the acts or omissions of any other Stockholder who is also a signatory to this Agreement.

Section 22. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 23. Other Agreements. Contemporaneously with the execution of this Agreement, Parent and Company are entering into agreements with certain other holders of Company Stock on the same terms as this Agreement (the “Other Voting Agreements”). Neither Parent nor the Company shall enter into any amendment or modification of, or grant any waiver under, any Other Voting Agreement, unless the same amendment or modification of, or grant of waiver under, this Agreement is offered to Stockholder.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

TRIMERIS, INC.

By:
Name:
Title:

STOCKHOLDER:

By:
Name:
Title:

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

SYNAGEVA BIOPHARMA CORP.:

By:
Name:
Title:

SCHEDULE I TO

VOTING AGREEMENT

Name	Address	Shares of Company Series A-2 Preferred Stock	Shares of Company Series B-2 Preferred Stock	Shares of Company Series C-2 Preferred Stock	Shares of Company Series D-2 Preferred Stock	Shares of Company Common Stock	Shares of Company Series D-2 Preferred Stock Issuable Upon Conversion of Company Notes	Shares of Company Common Stock Issuable Upon Exercise of Company Stock Options

EXHIBIT A

FORM OF IRREVOCABLE PROXY

IRREVOCABLE PROXY

Each undersigned stockholder (each a “Stockholder”) of Synageva BioPharma Corp., a Delaware corporation (the “Company”), severally and not jointly, hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Trimeris, Inc., a Delaware corporation (“Parent”) and Martin Mattingly and James Thomas, solely in their capacities as executive officers of Parent, and each of them, the attorneys and proxies of the Stockholder, with full power of substitution and resubstitution, to the full extent of Stockholder’s rights with respect to the outstanding shares of capital stock of the Company owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy. (The shares of the capital stock of the Company referred to in the immediately preceding sentence are referred to as the “Shares.”) Upon the execution of this proxy, all prior proxies given by Stockholder with respect to any of the Shares are hereby revoked, and Stockholder agrees that no subsequent proxies inconsistent with this Proxy will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with, and as security for, the Voting Agreement, dated as of the date hereof, between Parent, Stockholder and the Company (the “Voting Agreement”), and is granted in consideration of and as an inducement to Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Tesla Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”), whereby the Merger Sub will be merged with and into the Company (the “Merger”). This proxy will terminate on the termination of the Voting Agreement in accordance with its terms.

Prior to the termination of the Voting Agreement, the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote any Shares owned by Stockholder, at any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof and on every action or approval by written consent of the stockholders of the Company:

(i) in favor of the Merger and the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof;

(ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and

(iii) against (a) any Acquisition Proposal (as defined in the Merger Agreement) involving the Company or any of its subsidiaries, or (b) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this proxy or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this proxy so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

[Signature page follows]

Dated: June 13, 2011	STOCKHOLDER

Signature

Printed Name

Number of shares of capital stock of Company owned of record as of the date of this proxy:

Annex D

June 12, 2011

Special Committee of the Board of Directors

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

Members of the Special Committee of the Board of Directors:

We understand that Trimeris, Inc., a Delaware corporation (“Trimeris”), proposes to enter into an Agreement and Plan of Merger and Reorganization, expected to be dated as of June 13, 2011 (the “Merger Agreement”), by and among Trimeris, Tesla Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Trimeris (“Merger Sub”), and Synageva BioPharma Corp., a Delaware corporation (the “Target”), pursuant to which Merger Sub shall be merged with and into the Target (the “Merger”), the separate existence of Merger Sub shall cease and the Target shall be the surviving corporation in the Merger and a wholly-owned subsidiary of Trimeris.

We understand that, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Target (the “Target Common Stock”) and each share of the several series of preferred stock, par value $0.001 per share, of the Target (the “Target Preferred Stock” and together with the Target Common Stock, the “Target Stock”) outstanding immediately prior to the Effective Time (other than (x) any share of Target Stock held by the Target or any its subsidiaries or owned by Trimeris or any of its subsidiaries, which shall be canceled, or (y) any share of Target Common Stock held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (collectively, “Excluded Shares”)) shall be automatically converted into the right to receive that number of shares of common stock, par value $0.001 per share, of Trimeris (the “Parent Common Stock”) equal to the Exchange Ratio (as defined below). “Exchange Ratio” means that number of shares of Parent Common Stock equal to the quotient obtained by dividing (i) the product obtained by multiplying (A) 3 times (B) the Parent Fully Diluted Stock (as such term is defined in the Merger Agreement), as determined immediately prior to the Effective Time, by (ii) the Company Fully Diluted Stock (as such term is defined in the Merger Agreement), as determined immediately prior to the Effective Time. We also understand that the Merger Agreement contemplates that, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Trimeris and certain stockholders of the Target will enter into voting agreements, to be dated on or about the date of the Merger Agreement (the “Voting Agreements”), pursuant to which such stockholders will agree, among other things, to vote their shares of Parent Common Stock and their shares of Target Stock, respectively, in favor of the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Parent Common Stock (other than any affiliate of Trimeris, any holder of Target Stock or any of their respective affiliates) of the Exchange Ratio pursuant to the Merger.

623 FIFTH AVENUE, 14TH FLOOR NEW YORK, NY 10022 TEL: 212.887.2100 FAX: 212.887.2111

In the course of performing our review and analyses for rendering the opinion set forth below, we have;

(i)	reviewed a draft copy of the Merger Agreement dated June 4, 2011 (the “Draft Merger Agreement”);

(ii)	reviewed the annual report to stockholders and the Annual Report on Form 10-K of Trimeris for the year ended December 31, 2010;

(iii)	reviewed the Quarterly Report on Form 10-Q of Trimeris for the quarter ended March 31, 2011;

(iv)	reviewed the Current Reports on Form 8-K of Trimeris for the period from January 1, 2011 through May 25, 2011;

(v)	reviewed certain financial projections concerning Trimeris, including estimates of certain potential benefits of the Merger, prepared by Trimeris’s management;

(vi)	reviewed the historical reported prices and trading multiples of shares of Parent Common Stock;

(vii)	reviewed certain financial projections concerning the Target prepared by the Target’s management;

(viii)	reviewed certain internal financial information and other data relating to the businesses of Trimeris and the Target made available by Trimeris and the Target, respectively, as we deemed appropriate;

(ix)	held discussions with members of management of each of Trimeris and the Target regarding the businesses, operations, financial condition and prospects of their respective companies and the Merger;

(x)	reviewed publicly available financial data, stock market performance data and trading multiples of certain companies the securities of which are publicly traded, as we deemed appropriate;

(xi)	reviewed the pro forma consolidated financial results, financial condition and capitalization of Trimeris after giving effect to the Merger; and

(xii)	performed such other financial studies, analyses and investigations as we deemed appropriate.

In arriving at the opinion set forth below, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us and upon the assurances of the management of Trimeris and the Target that they are not aware of any material relevant developments or matters related to Trimeris or the Target or that may affect the Merger that has been omitted or that remains undisclosed to us. Our opinion set forth below does not address any legal, regulatory, tax or accounting matters, as to which we understand that Trimeris has obtained such advice as it deemed necessary from qualified professionals. With respect to the financial projections prepared by management of Trimeris, including the estimates of certain potential of the Merger and the timing of their occurrence, we have assumed, without independent verification, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Trimeris. With respect to the financial projections prepared by management of the Target, as adjusted to reflect additional guidance by Trimeris’s management with respect to the likelihood of future events, we have assumed, without independent verification, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Target. We express no opinion as to any such financial projections or the assumptions upon which they were based.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of Trimeris or the Target and have relied upon information supplied to us by Trimeris and the Target as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Trimeris or the Target or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals.

We have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement and any other agreement contemplated thereby are and will be true and correct as of the date or the dates made or deemed made, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, and that all conditions to the consummation of the Merger will be satisfied and the Merger and the other transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have assumed that the final form of the Merger Agreement will be substantially similar to the Draft Merger Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on Trimeris, the Target or any of the potential benefits of the Merger.

In arriving at the opinion set forth below, we have not considered any effects of any Excluded Shares. In arriving at the opinion set forth below, we have not given any consideration to any terms or conditions of any other agreement to be entered into in connection with the Merger Agreement, including the terms or conditions of the Voting Agreements.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below, unless otherwise mutually agreed to by the Special Committee of the Board of Directors of Trimeris and us. Our opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of shares of Parent Common Stock (other than any affiliate of Trimeris, any holder of Target Stock or any of their respective affiliates) of the Exchange Ratio pursuant to the Merger. Our opinion does not in any way address other terms or conditions of the Merger or the Merger Agreement, including the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Merger Agreement, nor does it address, and we express no opinion with respect to, the solvency of Trimeris or the Target or any of their respective subsidiaries or the impact thereon of the Merger. Our opinion set forth below does not address the underlying business decision to proceed with the Merger, the relative merits of the Merger compared to other alternatives available to the Target, or whether such alternatives exist. We express no opinion as to what the value of the shares of Parent Common Stock will be when issued to holders of Target Stock pursuant to the Merger or the prices or ranges of prices at which shares of Parent Common Stock will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of, or any other aspects relating to, compensation to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio or otherwise.

It is understood that our opinion set forth below is for the information of the Special Committee of the Board of Directors of Trimeris in connection with its consideration of the Merger and may not be disclosed to any other person without our prior written consent. All advice and opinions (written and oral) rendered by us are intended for the use and benefit of the Special Committee of the Board of Directors of Trimeris, and they may not be disclosed to any other person without our prior written consent, except that a copy of this letter may be included in any filing Trimeris is required to make with the U.S. Securities and Exchange Commission in connection with the Merger to the extent inclusion and distribution of this letter is required by law and so long as this letter is included in such filing in its entirety and the form of any description of or reference to us or our opinion set forth below or any analyses undertaken by us is approved by us in advance of such filing. Our opinion set forth below does not constitute a recommendation to any stockholder of Trimeris or the Target or any other person as to how such stockholder or other person should vote with respect to the Merger or take any other action in connection with the Merger or otherwise.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the financial advisor to the Special Committee of the Board of Directors of Trimeris in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. At the election of the Special Committee of the Board of Directors of Trimeris, a portion of our fee may be paid in the form of Parent Common Stock, with the number of shares determined on the basis of the closing price of a share of Parent Common Stock on the last trading day immediately preceding the date of the consummation of the Merger. In addition, Trimeris has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will not, however, receive an additional fee for rendering this opinion. In the two years prior to the date hereof, we have provided and may currently be providing certain investment banking and financial advisory services to certain of the respective affiliates of Trimeris or the Target or other companies in which certain of their respective affiliates were or became investors and have received customary fees in connection with such services. We may also provide investment banking or financial advisory services to Trimeris, the Target and/or certain of their respective affiliates or such other companies in the future and expect to receive customary fees for the rendering of these services.

This opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio pursuant to the Merger is fair, from a financial point of view, to the holders of shares of Parent Common Stock (other than any affiliate of Trimeris, any holder of Target Stock or any of their respective affiliates).

Very truly yours,

MTS SECURITIES, LLC

Annex E

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F

FORM OF CERTIFICATE OF AMENDMENT

OF

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRIMERIS, INC.

TRIMERIS, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is TRIMERIS, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 7, 1993.

THIRD: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions amending the Corporation’s Fifth Amended and Restated Certificate of Incorporation as follows:

1. Section A of Article Fourth of the Corporation’s Fifth Amended and Restated Certificate of Incorporation is hereby amended by adding the following part 5:

“5. Reverse Stock Split. Effective at [            ] (Eastern time), on the date of filing of this Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be reclassified into a smaller number of shares such that each [two][three][four][five][six][seven][eight]1 shares of the Corporation’s issued and outstanding Common Stock immediately prior to the Effective Time are reclassified into one validly issued, fully paid and nonassessable share of Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time (after aggregating all fractional shares of Common Stock issuable to each such holder), shall be entitled to receive cash in an amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share by the closing price of a share of Common Stock on the NASDAQ Global Market on the last trading day immediately preceding the date of filing of this Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware.

Each certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without any action on the part of the holder thereof, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately

[1]	Shall be within the range of one-for-two to one-for-eight, with the exact number within such range to be determined by Synageva BioPharma Corp. prior to the completion of the Merger (as defined in that certain joint proxy statement/prospectus to which this Form of Certificate of Amendment is attached as Annex F).

F-1

prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this CERTIFICATE OF AMENDMENT to be signed by its                                         as of the         day of                     20    .

TRIMERIS, INC.

By:
Name:
Title:

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Annex G

FORM OF CERTIFICATE OF AMENDMENT

OF

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRIMERIS, INC.

TRIMERIS, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is TRIMERIS, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 7, 1993.

THIRD: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions amending the Corporation’s Fifth Amended and Restated Certificate of Incorporation as follows:

1. The first sentence of Article Fourth of the Corporation’s Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“The Corporation shall have the authority to issue [—]1 shares of capital stock, of which [—]2 shares shall be Common Stock having a par value of $0.001 per share (“Common Stock”), and of which 10,000,000 shares shall be Preferred Stock having a par value of $0.001 per share (“Preferred Stock”).”

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this CERTIFICATE OF AMENDMENT to be signed by its                                        as of the        day of                    20        .

TRIMERIS, INC.

By:
Name: Title:

[1]	Shall be a number equal to the total of Common Stock plus Preferred Stock.
[2]	Shall be a number between 60,000,000 to up to a maximum of 150,000,000, with the exact number within the range between 60,000,000 and up to a maximum of 150,000,000 to be determined by Synageva BioPharma Corp. prior to the completion of the Merger (as defined in that certain joint proxy statement/prospectus to which this Form of Certificate of Amendment is attached as Annex G).

G-1

Annex H

FORM OF CERTIFICATE OF AMENDMENT

OF

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRIMERIS, INC.

TRIMERIS, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is TRIMERIS, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 7, 1993.

THIRD: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions amending the Corporation’s Fifth Amended and Restated Certificate of Incorporation as follows:

1. Article First of the Corporation’s Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“FIRST. The name of the Corporation is SYNAGEVA BIOPHARMA CORP.”

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this CERTIFICATE OF AMENDMENT to be signed by its                                         as of the         day of                     20    .

TRIMERIS, INC.

By:
Name:
Title:

H-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Trimeris, Inc.’s (“Trimeris”) fifth amended and restated certificate of incorporation, (the “Trimeris Certificate”), provides that a director will not be personally liable to the registrant or otherwise for monetary damages for a breach of fiduciary duty as a director, except for liability for:

•	Any breach of the director’s duty of loyalty to Trimeris or its stockholders;

•	Acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends, stock purchases or redemptions prohibited by Section 174 of the Delaware General Corporation Law (the “DGCL”);

•	Any transaction from which such director derived an improper personal benefit; or

•	Acts and omissions occurring prior to the date of effectiveness of Article Eighth of the Trimeris Certificate.

If the DGCL is amended in the future to permit further limitation or elimination of the personal liability of directors, the personal liability of a director of Trimeris will be limited or eliminated to the fullest extent permitted by the amended law. Moreover, the Trimeris Certificate provides that the provisions therein regarding director indemnification shall not affect any provision permitted under the DGCL or otherwise, indemnifying or agreeing to indemnify a director of Trimeris.

The Trimeris Certificate provides for the indemnification of directors and officers to the fullest extent and in the manner permitted by Section 145 of the DGCL and that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled to under any agreement or otherwise. The Trimeris Certificate provides that Trimeris shall advance expenses for the defense of directors and officers prior to the disposition of a claim provided such party executes an undertaking to repay advances from the registrant if it is determined such party is not entitled to indemnification.

The Trimeris Certificate provides that any repeal or modification of the provisions therein regarding limitation of liability and indemnification shall not adversely affect any limitation for an act or omission, right or protection, as applicable, occurring or existing, as applicable, immediately prior to such repeal or modification.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement or such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The directors and officers of Trimeris are covered by insurance policies maintained by Trimeris against specified liabilities for their actions taken in their capacities as such. In addition, Trimeris has entered into indemnification agreements with all of its directors and officers that provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance.

The Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011 (the “Merger Agreement”) by and among Trimeris, Synageva BioPharma Corp. (“Synageva”) and Tesla Merger Sub, Inc., provides that the combined company following the Merger (as defined below) will continue to indemnify and hold harmless each present and former director or officer of Trimeris, with respect to acts or omissions occurring or alleged to have occurred before or at the completion of the merger of Tesla Merger Sub, Inc. with and into Synageva, with Synageva surviving as a wholly owned subsidiary of Trimeris (the “Merger”), to the fullest extent permitted under applicable law and in the Trimeris Certificate or bylaws. The Merger Agreement also provides that the combined company will honor all indemnification agreements in place with each present and former director or officer of Trimeris.

The Merger Agreement also provides that, prior to the completion of the Merger, Trimeris will purchase and maintain for a period of six years following the completion of the Merger, a directors’ and officers’ liability “tail” insurance policy covering the present and former directors and officers of Trimeris for events occurring prior to the completion of the Merger. Such policy must contain terms no less favorable than the policies maintained by Trimeris as of June 13, 2011.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT NO.	DESCRIPTION
2.1*	Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Tesla Merger Sub, Inc. and Synageva BioPharma Corp. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).

3.1(k)	Second Amended and Restated Bylaws of Trimeris, Inc.

3.2(k)	Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc.

4.1(a)	Specimen certificate for shares of Common Stock.

4.2(k)	Description of Capital Stock (contained in the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc., filed as Exhibit 3.2).

4.3*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect a Reverse Stock Split (included as Annex F to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.4*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect an Increase in Authorized Shares (included as Annex G to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.5*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Change the Name of Trimeris, Inc. (included as Annex H to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

5.1*	Form of Opinion of Paul Hastings LLP as to the validity of the securities being registered.

8.1*	Form of Opinion of Paul Hastings LLP as to certain federal income tax matters.

8.2*	Form of Opinion of Ropes & Gray LLP as to certain federal income tax matters.

10.1*	Form of Voting Agreement, dated June 13, 2011, among Synageva BioPharma Corp. and certain stockholders of Trimeris, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.2*	Form of Voting Agreement, dated June 13, 2011, among Trimeris, Inc., Synageva BioPharma Corp. and certain stockholders of Synageva BioPharma Corp. (included as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.3(x)	Amended and Restated Agreement among Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated May 25, 2011.

10.4(x)	Form of Director Indemnification Agreements.

10.5(a)	License Agreement, dated February 3, 1993, between Trimeris, Inc. and Duke University.

10.6(o)	Trimeris, Inc. Amended and Restated Stock Incentive Plan.†

10.7(a)	Trimeris, Inc. Employee Stock Purchase Plan.†

10.8(a)	Sixth Amended and Restated Registration Rights Agreement, dated June 27, 1997, by and among Trimeris, Inc. and certain stockholders of Trimeris, Inc.

10.9(a)	Form of Indemnification Agreements.

10.10(d)	Poyner & Spruill, L.L.P. Defined Contribution Prototype Plan and Trust for the Trimeris, Inc. Employee 401(k) Plan.†

10.11(d)	Adoption Agreement for the Trimeris, Inc. Employee 401(k) Plan.†

10.12(b)	Development and License Agreement between Trimeris and Hoffmann-La Roche, dated July 1, 1999.††

10.13(c)	Research Agreement between Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated January 1, 2000.††

10.14(f)	First Amendment to the Research Agreement by and between Trimeris, Inc. and F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated November 13, 2003.††

10.15(e)	Rescission of the Amendment to the Development and License Agreement, dated July 12, 2004 by and between Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc.

10.16(g)	Amendment to the Development and License Agreement between Trimeris, Inc. and Hoffman-La Roche, dated July 12, 2004.††

10.17(h)	Letter Agreement between Trimeris, Inc. and Roche Laboratories, Inc., dated May 12, 2005.††

10.18(i)	License Agreement between The Regents of the University of California and Hoffman-La Roche Inc. and Trimeris, Inc. for Method for Preventing and Treating a Viral Condition by Inhibiting Membrane Fusion, dated June 27, 2005.††

10.19(j)	Letter of Amendment with F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated September 2, 2005.††

10.20(l)	Trimeris, Inc. Incentive Pay Plan.†

10.21(m)	Second Amendment to the Research Agreement between F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. and Trimeris, Inc. (effective as of December 31, 2005).

10.22(n)	Third Amendment to the Research Agreement between F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. and Trimeris, Inc. (effective as of August 15, 2006).

10.23(p)	Letter of Agreement between Trimeris, Inc. and F. Hoffman-La Roche Ltd, dated March 13, 2007.

10.24(q)	Letter Agreement between Trimeris, Inc. and Roche Laboratories Inc., dated October 5, 2007.

10.25(s)	Executive Employment Agreement by and between Trimeris, Inc. and Andrew L. Graham, dated January 24, 2008.†

10.26(s)	Executive Employment Agreement by and between Trimeris, Inc. and Michael A. Alrutz, dated January 24, 2008.†

10.27(u)	Letter Agreement between Trimeris, Inc. and F. Hoffmann La-Roche Ltd, dated September 23, 2010.

10.28(v)	Executive Employment Agreement between Trimeris, Inc. and James R. Thomas, dated November 18, 2010.

10.29(v)	Amended Executive Employment Agreement between Trimeris, Inc. and Martin A. Mattingly, dated November 18, 2010.

10.30(w)	Settlement Agreement and Release of Claims between Trimeris, Inc. and Andrew L. Graham, dated December 22, 2010.

10.31(w)	Settlement Agreement and Release of Claims between Trimeris, Inc. and Michael A. Alrutz, dated December 22, 2010.

10.32(r)	Trimeris, Inc. 2007 Stock Incentive Plan.†

10.33(t)	Trimeris, Inc. 2007 Stock Incentive Plan—Form of Option Agreement.†

10.34(r)	Trimeris, Inc. 2007 Employee Stock Purchase Plan.†

23.1*	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.3*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm of Synageva BioPharma Corp.

23.4**	Consent of Paul Hastings LLP (included in Exhibit 8.1 hereto).

23.5**	Consent of Ropes & Gray LLP (included in Exhibit 8.2 hereto).

24.1***	Powers of attorney.

99.1***	Consent of MTS Securities, LLC.

99.2***	Consent of Sanj K. Patel.

99.3***	Consent of Srinivas Akkaraju.

99.4***	Consent of Stephen R. Biggar.

99.5***	Consent of Mark Goldberg.

99.6***	Consent of Thomas R. Malley.

99.7***	Consent of Robyn Samuels.

99.8***	Form of Proxy Card for Special Meeting of Stockholders of Trimeris, Inc.

99.9***	Form of Proxy Card for Special Meeting of Stockholders of Synageva BioPharma Corp.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed with Trimeris’ Registration Statement on Form S-4 (File No. 333-175512) filed with the Commission on July 13, 2011, as amended.
†	Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(a) of this report.
††	Portions of this exhibit have been omitted pursuant to an order of the Commission granting confidential treatment.
(a)	Incorporated by reference to Trimeris’ Registration Statement on Form S-1, as amended (File No. 333-31109) initially filed with the Commission on July 11, 1997.
(b)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed with the Commission on August 13, 1999.
(c)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the Commission on August 13, 2001.
(d)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission on March 27, 2003.
(e)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Commission on August 9, 2004.
(f)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K/A for the year ended December 31, 2003 filed with the Commission on October 15, 2004.
(g)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004 filed with the Commission on October 15, 2004.
(h)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on May 12, 2005.

(i)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on June 27, 2005.
(j)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on September 26, 2005.
(k)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Commission on November 8, 2005.
(l)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on January 30, 2006.
(m)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on February 21, 2006.
(n)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on September 7, 2006.
(o)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on November 13, 2006.
(p)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on March 16, 2007.
(q)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on October 11, 2007.
(r)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Commission on November 9, 2007.
(s)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on January 30, 2008.
(t)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 17, 2008.
(u)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on September 27, 2010.
(v)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on November 19, 2010.
(w)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on December 22, 2010.
(x)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on May 25, 2011.

Item 22.	Undertakings

A. (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

C. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 27th day of September, 2011.

TRIMERIS, INC.

By:	/s/ Martin A. Mattingly
Martin A. Mattingly Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin A. Mattingly	Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2011
Martin A. Mattingly

/s/ James R. Thomas	Chief Financial Officer, Secretary and Director (Principal Accounting Officer)	September 27, 2011
James R. Thomas

* Felix J. Baker	Director	September 27, 2011

* Julian C. Baker	Director	September 27, 2011

*	Director	September 27, 2011
Stephen R. Davis

*	Director	September 27, 2011
Barry D. Quart

*By:	/s/ Martin A. Mattingly
Martin A. Mattingly, Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1*	Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, by and among Trimeris, Inc., Tesla Merger Sub, Inc. and Synageva BioPharma Corp. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).

3.1(k)	Second Amended and Restated Bylaws of Trimeris, Inc.

3.2(k)	Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc.

4.1(a)	Specimen certificate for shares of Common Stock.

4.2(k)	Description of Capital Stock (contained in the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc., filed as Exhibit 3.2).

4.3*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect a Reverse Stock Split (included as Annex F to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.4*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Effect an Increase in Authorized Shares (included as Annex G to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.5*	Form of Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Trimeris, Inc. to Change the Name of Trimeris, Inc. (included as Annex H to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

5.1*	Form of Opinion of Paul Hastings LLP as to the validity of the securities being registered.

8.1*	Form of Opinion of Paul Hastings LLP as to certain federal income tax matters.

8.2*	Form of Opinion of Ropes & Gray LLP as to certain federal income tax matters.

10.1*	Form of Voting Agreement, dated June 13, 2011, among Synageva BioPharma Corp. and certain stockholders of Trimeris, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.2*	Form of Voting Agreement, dated June 13, 2011, among Trimeris, Inc., Synageva BioPharma Corp. and certain stockholders of Synageva BioPharma Corp. (included as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement).

10.3(x)	Amended and Restated Agreement among Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated May 25, 2011.

10.4(x)	Form of Director Indemnification Agreements.

10.5(a)	License Agreement, dated February 3, 1993, between Trimeris, Inc. and Duke University.

10.6(o)	Trimeris, Inc. Amended and Restated Stock Incentive Plan.†

10.7(a)	Trimeris, Inc. Employee Stock Purchase Plan.†

10.8(a)	Sixth Amended and Restated Registration Rights Agreement, dated June 27, 1997, by and among Trimeris, Inc. and certain stockholders of Trimeris, Inc.

10.9(a)	Form of Indemnification Agreements.

EXHIBIT NO.	DESCRIPTION

10.10(d)	Poyner & Spruill, L.L.P. Defined Contribution Prototype Plan and Trust for the Trimeris, Inc. Employee 401(k) Plan.†

10.11(d)	Adoption Agreement for the Trimeris, Inc. Employee 401(k) Plan.†

10.12(b)	Development and License Agreement between Trimeris and Hoffmann-La Roche, dated July 1, 1999.††

10.13(c)	Research Agreement between Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated January 1, 2000.††

10.14(f)	First Amendment to the Research Agreement by and between Trimeris, Inc. and F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated November 13, 2003.††

10.15(e)	Rescission of the Amendment to the Development and License Agreement, dated July 12, 2004 by and between Trimeris, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc.

10.16(g)	Amendment to the Development and License Agreement between Trimeris, Inc. and Hoffman-La Roche, dated July 12, 2004.††

10.17(h)	Letter Agreement between Trimeris, Inc. and Roche Laboratories, Inc., dated May 12, 2005.††

10.18(i)	License Agreement between The Regents of the University of California and Hoffman-La Roche Inc. and Trimeris, Inc. for Method for Preventing and Treating a Viral Condition by Inhibiting Membrane Fusion, dated June 27, 2005.††

10.19(j)	Letter of Amendment with F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated September 2, 2005.††

10.20(l)	Trimeris, Inc. Incentive Pay Plan.†

10.21(m)	Second Amendment to the Research Agreement between F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. and Trimeris, Inc. (effective as of December 31, 2005).

10.22(n)	Third Amendment to the Research Agreement between F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. and Trimeris, Inc. (effective as of August 15, 2006).

10.23(p)	Letter of Agreement between Trimeris, Inc. and F. Hoffman-La Roche Ltd, dated March 13, 2007.

10.24(q)	Letter Agreement between Trimeris, Inc. and Roche Laboratories Inc., dated October 5, 2007.

10.25(s)	Executive Employment Agreement by and between Trimeris, Inc. and Andrew L. Graham, dated January 24, 2008.†

10.26(s)	Executive Employment Agreement by and between Trimeris, Inc. and Michael A. Alrutz, dated January 24, 2008.†

10.27(u)	Letter Agreement between Trimeris, Inc. and F. Hoffmann La-Roche Ltd, dated September 23, 2010.

10.28(v)	Executive Employment Agreement between Trimeris, Inc. and James R. Thomas, dated November 18, 2010.

10.29(v)	Amended Executive Employment Agreement between Trimeris, Inc. and Martin A. Mattingly, dated November 18, 2010.

10.30(w)	Settlement Agreement and Release of Claims between Trimeris, Inc. and Andrew L. Graham, dated December 22, 2010.

10.31(w)	Settlement Agreement and Release of Claims between Trimeris, Inc. and Michael A. Alrutz, dated December 22, 2010.

EXHIBIT NO.	DESCRIPTION

10.32(r)	Trimeris, Inc. 2007 Stock Incentive Plan.†

10.33(t)	Trimeris, Inc. 2007 Stock Incentive Plan—Form of Option Agreement.†

10.34(r)	Trimeris, Inc. 2007 Employee Stock Purchase Plan.†

23.1*	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Trimeris, Inc.

23.3*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm of Synageva BioPharma Corp.

23.4**	Consent of Paul Hastings LLP (included in Exhibit 8.1 hereto).

23.5**	Consent of Ropes & Gray LLP (included in Exhibit 8.2 hereto).

24.1***	Powers of attorney.

99.1***	Consent of MTS Securities, LLC.

99.2***	Consent of Sanj K. Patel.

99.3***	Consent of Srinivas Akkaraju.

99.4***	Consent of Stephen R. Biggar.

99.5***	Consent of Mark Goldberg.

99.6***	Consent of Thomas R. Malley.

99.7***	Consent of Robyn Samuels.

99.8***	Form of Proxy Card for Special Meeting of Stockholders of Trimeris, Inc.

99.9***	Form of Proxy Card for Special Meeting of Stockholders of Synageva BioPharma Corp.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed with Trimeris’ Registration Statement on Form S-4 (File No. 333-175512) filed with the Commission on July 13, 2011, as amended.
†	Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(a) of this report.
††	Portions of this exhibit have been omitted pursuant to an order of the Commission granting confidential treatment.
(a)	Incorporated by reference to Trimeris’ Registration Statement on Form S-1, as amended (File No. 333-31109) initially filed with the Commission on July 11, 1997.
(b)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed with the Commission on August 13, 1999.
(c)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed with the Commission on August 13, 2001.
(d)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission on March 27, 2003.
(e)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Commission on August 9, 2004.
(f)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K/A for the year ended December 31, 2003 filed with the Commission on October 15, 2004.
(g)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004 filed with the Commission on October 15, 2004.
(h)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on May 12, 2005.

(i)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on June 27, 2005.
(j)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on September 26, 2005.
(k)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Commission on November 8, 2005.
(l)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on January 30, 2006.
(m)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on February 21, 2006.
(n)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on September 7, 2006.
(o)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on November 13, 2006.
(p)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on March 16, 2007.
(q)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on October 11, 2007.
(r)	Incorporated by reference to Trimeris’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Commission on November 9, 2007.
(s)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on January 30, 2008.
(t)	Incorporated by reference to Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 17, 2008.
(u)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on September 27, 2010.
(v)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on November 19, 2010.
(w)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on December 22, 2010.
(x)	Incorporated by reference to Trimeris’ Current Report on Form 8-K filed with the Commission on May 25, 2011.